As filed with the Securities and Exchange Commission on July 19, 2012

Registration No. 333-180714

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

RLJ Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Nevada	7822	45-4950432
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

RLJ Entertainment, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, Maryland 20814
(301) 280-7737

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

H. Van Sinclair
President and Chief Executive Officer
c/o RLJ Entertainment, Inc.

3 Bethesda Metro Center, Suite 1000
Bethesda, Maryland 20814
(301) 280-7737

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Alan I. Annex Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9200 (212) 801-6400 — Facsimile	David J. Katz Perkins Coie LLP 1888 Century Park East, Suite 1700 Los Angeles, California 90067 (310) 788-9900 (310) 788-3399 — Facsimile

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the business combination described in the enclosed Proxy Statement/Prospectus, have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY — SUBJECT TO COMPLETION — DATED JULY 19, 2012

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

RLJ ACQUISITION, INC.	IMAGE ENTERTAINMENT, INC.

To the Stockholders of RLJ Acquisition, Inc. and Image Entertainment, Inc.:

The respective boards of directors of RLJ Acquisition, Inc. (“RLJ”) and Image Entertainment, Inc. (“Image”) have unanimously approved an agreement and plan of merger by and between RLJ and Image (the “Image merger agreement”) providing for the combination of RLJ and Image under a new holding company named RLJ Entertainment, Inc. (“New RLJ”). Current RLJ stockholders and warrantholders will receive shares of New RLJ common stock and warrants to purchase shares of New RLJ common stock to replace their existing shares of RLJ common stock and existing RLJ warrants. Current holders of Image common stock will receive shares of New RLJ common stock. Immediately following the consummation of the transactions contemplated by the Image merger agreement, RLJ will acquire all of the outstanding shares of Acorn Media Group, Inc. (“Acorn”) pursuant to the terms of a stock purchase agreement by and among RLJ, Acorn, the shareholders of Acorn and the shareholder representative (the “Acorn stock purchase agreement”).

•	New RLJ is a wholly owned subsidiary of RLJ formed solely to effect the transactions contemplated by the Image merger agreement and has not conducted any business. Under the Image merger agreement, RLJ and Image will survive as wholly owned subsidiaries of New RLJ;
•	RLJ stockholders will exchange their existing shares of RLJ common stock for an equal number of shares of common stock in New RLJ;
•	All of the warrants to purchase RLJ common stock expected to be outstanding at the closing of the Image merger agreement will represent the right to purchase an equal number of shares of New RLJ common stock on the same terms and conditions as the original warrants;
•	All of the outstanding shares of common stock of Image will be exchanged for a total of up to 2,289,000 shares of New RLJ common stock, subject to adjustment as described in the Image merger agreement;
•	All of the outstanding shares of Image’s Series B Preferred Stock will be purchased by New RLJ for an aggregate purchase price of $22.6 million, consisting of cash and subordinated notes of New RLJ;
•	All of the outstanding shares of Acorn will be purchased by RLJ for a total of $101,818,343 in cash, subject to adjustment as described in the Acorn purchase agreement, one million shares of New RLJ common stock and warrants to purchase one million shares of New RLJ common stock;
•	JH Partners Evergreen Fund, L.P., JH Investment Partners III, L.P., and JH Investment Partners GP Fund III, LLC, which we refer to collectively as the JH Entities, and certain other Image stockholders have collectively agreed to contribute to Image for no consideration up to an aggregate of up to 35,401,977 shares of Image common stock to be cancelled immediately prior to the consummation of the transactions contemplated by the Image merger agreement;
•	Warrants to purchase one million shares of RLJ common stock and 792,739 shares of RLJ common stock held by RLJ SPAC Acquisition, LLC, RLJ’s sponsor, will be contributed by RLJ’s sponsor for no consideration to RLJ immediately prior to the consummation of the transactions contemplated by the Image merger agreement;
•	Robert L. Johnson, the current Chairman of the Board of RLJ, Theodore S. Green, the current Chief Executive Officer and Chairman of the Board of Image, Peter Edwards, the current Chairman of the Board of Acorn, Miguel Penella, the current Chief Executive Officer of Acorn, H. Van Sinclair, the current President and Chief Executive Officer of RLJ, and John W. Hyde, the current Vice Chairman of Image, will be named members of the New RLJ board of directors after the consummation of the transactions contemplated by the Image merger agreement; and
•	New RLJ has applied to list its common stock and warrants to purchase its common stock on The NASDAQ Stock Market under the symbols “RLJE” and “RLJEW,” respectively.

The JH Entities, which hold approximately 70% of the outstanding shares of Image common stock, have agreed to vote their shares FOR the approval and adoption of the Image merger agreement. In addition, RLJ’s sponsor, William S. Cohen and Morris Goldfarb, who we refer to collectively as RLJ’s initial stockholders and who hold approximately 20% of the outstanding shares of RLJ common stock, have agreed to vote all the shares they own FOR the approval and adoption of the Image merger agreement. Completion of the business combination requires, among other things, the separate approvals of both RLJ stockholders and Image stockholders. To obtain these required approvals, RLJ will hold a special meeting of RLJ stockholders on [•  ], 2012 and Image will hold a special meeting of Image stockholders on [•  ], 2012.

RLJ is providing its stockholders with the opportunity to redeem their public shares of RLJ common stock for cash equal to their pro rata share of the aggregate amount then on deposit in a trust account holding the proceeds of RLJ’s initial public offering (the “trust account”), less franchise and income taxes payable, upon the consummation of the transactions contemplated by the Image merger agreement, subject to certain limitations. Without taking into account interest, if any, earned on the trust account, net of franchise and income taxes payable and net of up to $2.0 million, subject to adjustment, in interest income on the trust account balance previously released to us to fund working capital requirements, the per-share redemption amount received by RLJ stockholders would be $9.95. There will be no redemption rights upon the consummation of the Image merger agreement with respect to outstanding RLJ warrants. RLJ’s initial stockholders have agreed to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the consummation of a business combination, and the founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

RLJ and Image will consummate the transactions contemplated by the Image merger agreement only if holders of a majority of the outstanding shares of common stock of RLJ and Image are voted in favor of the approval and adoption of the Image merger agreement. Each public stockholder of RLJ common stock may elect to redeem his, her or its public shares irrespective of whether he, she or it votes for or against the approval and adoption of the Image merger agreement. RLJ has no specified maximum redemption threshold. However, RLJ will not close the business combination unless it has at least $92.0 million of cash held either in or outside the trust account. RLJ’s public stockholders will be able to redeem their shares up to two business days prior to the vote on the proposal to approve and adopt the Image merger agreement.

A public stockholder of RLJ, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 15% of the shares sold in RLJ’s initial public offering.

RLJ may enter into privately negotiated transactions to purchase public shares from stockholders after consummation of the transactions contemplated by the Image merger agreement with proceeds released from the trust account immediately following consummation of the transactions contemplated by the Image merger agreement. Although permitted under RLJ’s amended and restated articles of incorporation, RLJ will not, prior to consummation of the transactions contemplated by the Image merger agreement, release amounts from the trust account to purchase in the open market up to 25% of the shares sold in its initial public offering.

RLJ’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE IMAGE MERGER AGREEMENT.

IMAGE’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE IMAGE MERGER AGREEMENT.

Information about the special meetings, the transactions contemplated by the Image merger agreement and the other business to be considered by RLJ stockholders and Image stockholders is contained in this document and the documents incorporated by reference, which we urge you to read carefully. In particular, see “Risk Factors” beginning on page 36.

Your vote is very important. Whether or not you plan to attend the special meeting of RLJ stockholders or the special meeting of Image stockholders, as applicable, please submit a proxy to vote your shares as soon as possible to make sure your shares are represented at the applicable special meeting. Your failure to vote will have the same effect as voting against the proposal to approve and adopt the Image merger agreement.

Sincerely,	Sincerely,
[SIGNATURE] H. Van Sinclair Chief Executive Officer and President RLJ Acquisition, Inc.	[SIGNATURE] Theodore S. Green Chief Executive Officer and Chairman of the Board Image Entertainment, Inc.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [•  ], 2012 and is first being mailed or otherwise delivered to RLJ stockholders and Image stockholders on or about [•  ], 2012.

RLJ ACQUISITION, INC.
3 Bethesda Metro Center, Suite 1000
Bethesda, Maryland 20814

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on [•  ], 2012

To Our Stockholders:

A special meeting of stockholders of RLJ Acquisition, Inc. (“RLJ”) will be held at [•  ] on [•  ], 2012, at [•  ] a.m., Eastern time (the “special meeting”). The purposes of the special meeting are to vote on the following matters and to transact such other business that may properly come before the special meeting:

1.  Approve and adopt the Agreement and Plan of Merger, dated as of April 2, 2012, between RLJ and Image Entertainment, Inc. (“Image”), as it may be amended (the “Image merger agreement”), a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex A. The board of directors of RLJ (the “RLJ board”) recommends a vote “FOR” this proposal.

2.  Approve and adopt the 2012 Incentive Compensation Plan (an equity-based incentive plan) of RLJ Entertainment, Inc., a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex L. The RLJ board recommends a vote “FOR” this proposal.

3.  Approve one or more adjournments of the special meeting (including, if necessary, to solicit additional proxies because there are not sufficient votes to approve and adopt the Image merger agreement). The RLJ board recommends a vote “FOR” this proposal.

4.  Transact any other business that may properly come before the special meeting.

The RLJ board has fixed [•  ], 2012 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting or one or more adjournments thereof. Only holders of record of shares of RLJ common stock at the close of business on [•  ], 2012 are entitled to notice of, and to vote at, the special meeting or one or more adjournments or postponements thereof.

RLJ IS PROVIDING ITS STOCKHOLDERS WITH THE OPPORTUNITY TO REDEEM THEIR PUBLIC SHARES OF RLJ COMMON STOCK FOR CASH EQUAL TO THEIR PRO RATA SHARE OF THE AGGREGATE AMOUNT THEN ON DEPOSIT IN A TRUST ACCOUNT HOLDING THE PROCEEDS OF RLJ’S INITIAL PUBLIC OFFERING (THE “TRUST ACCOUNT”), LESS FRANCHISE AND INCOME TAXES PAYABLE, UPON THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE IMAGE MERGER AGREEMENT, SUBJECT TO CERTAIN LIMITATIONS. THERE WILL BE NO REDEMPTION RIGHTS UPON THE CONSUMMATION OF THE IMAGE MERGER AGREEMENT WITH RESPECT TO OUTSTANDING RLJ WARRANTS. RLJ’S INITIAL STOCKHOLDERS HAVE AGREED TO WAIVE THEIR REDEMPTION RIGHTS WITH RESPECT TO THEIR FOUNDER SHARES AND ANY PUBLIC SHARES THEY MAY HOLD IN CONNECTION WITH THE CONSUMMATION OF A BUSINESS COMBINATION, AND THE FOUNDER SHARES WILL BE EXCLUDED FROM THE PRO RATA CALCULATION USED TO DETERMINE THE PER-SHARE REDEMPTION PRICE.

RLJ and Image will consummate the transactions contemplated by the Image merger agreement only if holders of a majority of the outstanding shares of common stock of RLJ and Image are voted in favor of the approval and adoption of the Image merger agreement. RLJ’s sponsor, William S. Cohen and Morris Goldfarb, who we refer to collectively as RLJ’s initial stockholders, have agreed to vote all the shares they own in favor of the proposal to approve and adopt the Image merger agreement. Each public stockholder of RLJ common stock may elect to redeem his, her or its public shares irrespective of whether he, she or it votes for or against the approval and adoption of the Image merger agreement. RLJ has no specified maximum redemption threshold. However, RLJ will not close the business combination unless it has at least $92.0 million of cash held either in or outside the trust account. RLJ’s public stockholders will be able to redeem their shares up to two business days prior to the vote on the proposal to approve and adopt the Image merger agreement.

As set forth in RLJ’s amended and restated articles of incorporation, a public stockholder of RLJ, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 15% of the shares sold in RLJ’s initial public offering.

RLJ may enter into privately negotiated transactions to purchase public shares from stockholders after consummation of the transactions contemplated by the Image merger agreement with proceeds released from the trust account immediately following consummation of the Image merger agreement.

For more information about the proposals and the special meeting, please review carefully the accompanying joint proxy statement/prospectus.

Your vote is important. Whether or not you expect to attend the special meeting in person, please submit a proxy by telephone or over the internet as instructed in these materials, or complete, date, sign and return the enclosed proxy card, as promptly as possible in order to ensure that we receive your proxy with respect to your shares of RLJ common stock. Instructions are shown on the enclosed proxy card and a return envelope (postage pre-paid if mailed in the United States) is enclosed for your convenience. If your shares of RLJ common stock are held in a stock brokerage account or by a bank or other nominee, please follow the instructions that you receive from your broker, bank or other nominee to vote your shares.

If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be voted in favor of the adoption of the Image merger agreement and in favor of the proposal to adjourn the meeting if necessary to solicit additional proxies. If you fail to return your proxy card or fail to submit your proxy by telephone or over the internet, or fail to instruct your broker how to vote, and do not attend the special meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and, if a quorum is present, will have the same effect as a vote against the adoption of the Image merger agreement. If you are a stockholder of record and you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Please do not send documents or certificates representing your ownership of RLJ common stock at this time. If the transactions contemplated by the Image merger agreement are consummated, we will notify you of the procedures for exchanging your shares of RLJ common stock.

By Order of the Board of Directors,
Secretary

Bethesda, Maryland
[•  ], 2012

IMAGE ENTERTAINMENT, INC.
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on [•  ], 2012

To Our Stockholders:

A special meeting of stockholders of Image Entertainment, Inc. (“Image”) will be held at [•  ] on [•  ], 2012, at [•  ] a.m., Pacific time (the “special meeting”). The purposes of the special meeting are to vote on the following matters and to transact such other business that may properly come before the special meeting:

1.  Approve and adopt the Agreement and Plan of Merger, dated as of April 2, 2012, between RLJ Acquisition, Inc. and Image, as it may be amended (the “Image merger agreement”), a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex A. The board of directors of Image (the “Image board”) recommends a vote “FOR” this proposal.

2.  Approve and adopt the 2012 Incentive Compensation Plan (an equity-based incentive plan) of RLJ Entertainment, Inc., a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex L. The Image board recommends a vote “FOR” this proposal.

3.  Approve one or more adjournments of the special meeting. The Image board recommends a vote “FOR” this proposal.

4.  Approve, by non-binding, advisory vote, the compensation arrangements of Image’s named executive officers in connection with the transactions contemplated by the Image merger agreement. The Image board recommends a vote “FOR” this proposal.

5.  Transact such other business that may properly come before the special meeting.

The Image board has fixed [•  ], 2012 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting or one or more adjournments thereof. Only holders of record of shares of Image common stock at the close of business on [•  ], 2012 are entitled to notice of, and to vote at, the special meeting or one or more adjournments or postponements thereof.

RLJ and Image will consummate the transactions contemplated by the Image merger agreement only if holders of a majority of the outstanding shares of common stock of RLJ and Image are voted in favor of the approval and adoption of the Image merger agreement.

JH Partners Evergreen Fund, L.P., JH Investment Partners III, L.P. and JH Investment Partners GP Fund III, LLC, which we refer to collectively as the JH Entities, have entered into a support agreement, dated April 2, 2012, which we refer to as the support agreement, with RLJ. Pursuant to the support agreement, each of the JH Entities has agreed to vote its shares of Image common stock in favor of the proposal to approve and adopt the Image merger agreement. The JH Entities own approximately 70% of the outstanding shares of Image common stock, and therefore have enough shares to approve and adopt the Image merger agreement and the Image merger without the vote of any other Image stockholder.

For more information about the proposals and the special meeting, please review carefully the accompanying joint proxy statement/prospectus.

Your vote is important. Whether or not you expect to attend the special meeting in person, please submit a proxy by telephone or over the internet as instructed in these materials, or complete, date, sign and return the enclosed proxy card, as promptly as possible in order to ensure that we receive your proxy with respect to your shares of Image common stock. Instructions are shown on the enclosed proxy card and a return envelope (postage pre-paid if mailed in the United States) is enclosed for your convenience. If your shares are held in a stock brokerage account or by a bank or other nominee, please follow the instructions that you receive from your broker, bank or other nominee to vote your shares.

If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be voted in favor of the adoption of the Image merger agreement, in favor of the proposal to adjourn the meeting and in favor of the non-binding, advisory proposal to approve the merger-related executive compensation arrangements. If you fail to return your proxy card or fail to submit your proxy by telephone or over the internet, or fail to instruct your broker how to vote, and do not attend the special meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and, if a quorum is present, will have the same effect as a vote against the adoption of the Image merger agreement. If you are a stockholder of record and you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Please do not send documents or certificates representing your ownership of Image common stock at this time. If the transactions contemplated by the Image merger agreement are completed, we will notify you of the procedures for exchanging your shares of Image common stock.

By Order of the Board of Directors,
Secretary

Chatsworth, California
[•  ], 2012

REFERENCES TO ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates important business and financial information about RLJ and Image from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available for you to review at the Securities and Exchange Commission’s, or SEC’s, public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website, www.sec.gov. You can also obtain those documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing, by telephone or by email from the appropriate company at the following addresses, telephone numbers and email addresses:

RLJ Acquisition, Inc. 3 Bethesda Metro Center, Suite 1000 Bethesda, Maryland 20814 (301) 280-7737 Attention: Lisa W. Pickrum Email: RLJA@rljcompanies.com	Image Entertainment, Inc. 20525 Nordhoff Street, Suite 200 Chatsworth, California 91311 (818) 407-9100 Attention: Dawn Martens Email: info@image-entertainment.com

In addition, if you have questions about the transactions described herein or the special meetings, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in the joint proxy statement/prospectus, you may contact the appropriate contact listed below. You will not be charged for any of the documents you request.

If you are an RLJ stockholder:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
Telephone: (800) 662-5200

If you are an Image stockholder:

Image Entertainment, Inc.
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311
(818) 407-9100
Attention: Dawn Martens
Email: info@image-entertainment.com

If you would like to request documents, please do so by [•  ], 2012, in order to receive them before the special meetings.

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 265 of the accompanying joint proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents that are incorporated into this joint proxy statement/prospectus by reference may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements.” You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other similar words. These include, but are not limited to, statements relating to the synergies and the benefits that we expect to achieve in the transactions discussed herein, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside the control of New RLJ, RLJ, Image and Acorn, and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described under “Risk Factors” beginning on page 36, those factors include:

•	possible delays in closing the business combination whether due to the inability to obtain stockholder or regulatory approval, RLJ not having at least $92.0 million of cash immediately prior to the consummation of the business combination held either in or outside the trust account, or otherwise;
•	our ability to integrate Image’s or Acorn’s business and operations;
•	the benefits of and the acquisition of Image and Acorn, including the prospects of the combined businesses, anticipated synergies and cost savings;
•	anticipated growth and growth strategies;
•	the need for additional capital and the availability of financing;
•	the combined company’s ability to successfully manage relationships with customers, distributors and other important relationships;
•	the combined company’s ability to integrate the management team and employees;
•	the loss of key personnel or expenditure of a greater amount of resources attracting, retaining and motivating key personnel than in the past;
•	the compatibility of business cultures;
•	technological changes;
•	pricing and availability of products and services;
•	demand for the combined company’s products and services;
•	competition;
•	the deterioration of general economic conditions, either nationally or in the local markets in which we operate;
•	legislative or regulatory changes that may adversely affect our businesses;
•	costs related to the business combination that may reduce New RLJ’s working capital; and
•	RLJ’s dissolution and liquidation as a result of a failure to close the business combination.

The forward-looking statements are based on current expectations about future events. Although New RLJ believes that the expectations reflected in the forward-looking statements are reasonable, these expectations may not be achieved. New RLJ is under no duty to update any of the forward-looking statements after the date of this joint proxy statement/prospectus to conform those statements to actual results. In evaluating these statements, you should consider various factors, including the risks outlined in the section entitled “Risk Factors.”

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QUESTIONS AND ANSWERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the transactions contemplated by the Image merger agreement, the Image preferred stock purchase agreement, the Acorn stock purchase agreement and the special meetings of RLJ and Image. These questions and answers may not address all questions that may be important to you as a stockholder. To better understand these matters, and for a description of the legal terms governing the transactions contemplated by the Image merger agreement and the Acorn stock purchase agreement, you should carefully read this entire joint proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 265. All references in this joint proxy statement/prospectus to “RLJ” refer to RLJ Acquisition, Inc., a Nevada blank check corporation; all references in this joint proxy statement/prospectus to “Image” refer to Image Entertainment, Inc., a Delaware corporation; All references in this joint proxy statement/prospectus to “Acorn” refer to Acorn Media Group, Inc., a District of Columbia corporation; all references in this joint proxy statement/prospectus to “New RLJ” refer to RLJ Entertainment, Inc., a Nevada corporation and a direct wholly owned subsidiary of RLJ; all references in this joint proxy statement/prospectus to “RLJ Merger Sub” refer to RLJ Merger Sub I, Inc., a Nevada corporation and a direct wholly owned subsidiary of New RLJ; all references in this joint proxy statement/prospectus to “Image Merger Sub” refer to RLJ Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of New RLJ; all references in this joint proxy statement/prospectus to the “Merger Subs” refer to the RLJ Merger Sub and the Image Merger Sub, collectively; unless otherwise indicated or as the context requires, all references in this joint proxy statement/prospectus to “we” refer to RLJ and Image; all references to the “Image merger agreement” refer to the Agreement and Plan of Merger, dated as of April 2, 2012, as it may be amended from time to time, between RLJ and Image, a copy of which is attached as Annex A to this joint proxy statement/prospectus; all references to the “Image preferred stock purchase agreement” refer to the Preferred Stock Purchase Agreement, dated as of April 2, 2012, as it may be amended from time to time, by and among RLJ and each of the beneficial owners of Series B Preferred Stock, par value $0.0001 per share, of Image, a copy of which is attached as Annex B to this joint proxy statement/prospectus; and all references to the “Acorn stock purchase agreement” refer to the Stock Purchase Agreement, dated as of April 2, 2012, as it may be amended from time to time, by and among RLJ, Acorn, the shareholders of Acorn and the Acorn shareholder representative, a copy of which is attached as Annex C to this joint proxy statement/prospectus. On April 10, 2012, New RLJ, RLJ, Image, Acorn and the Acorn shareholder representative entered into a joinder agreement pursuant to which New RLJ became a party to the Image merger agreement, the Image preferred stock purchase agreement and the Acorn stock purchase agreement.

General Questions and Answers

Q:  Why am I receiving this joint proxy statement/prospectus?

A:  RLJ is proposing to acquire (i) Image pursuant to the Image merger agreement and the Image preferred stock purchase agreement and (ii) Acorn pursuant to the Acorn stock purchase agreement. RLJ and Image have entered into the Image merger agreement providing for the combination of RLJ and Image under New RLJ. Pursuant to the Image merger agreement, RLJ Merger Sub will be merged with and into RLJ and Image Merger Sub will be merged with and into Image. As a result, RLJ and Image will each become wholly owned subsidiaries of New RLJ. Immediately following these mergers, RLJ will acquire all the shares of capital stock of Acorn pursuant to the Acorn stock purchase agreement. Under the terms of the Image preferred stock purchase agreement, immediately prior to the mergers, New RLJ will acquire all of the outstanding Series B Preferred Stock of Image for an aggregate purchase price of $22.6 million consisting of cash and subordinated notes of New RLJ. As a result of these transactions, former Image, RLJ and Acorn shareholders will own stock in New RLJ, which New RLJ has applied to list on The NASDAQ Stock Market. We refer to the merger of Image and Image Merger Sub as the Image merger and the merger of RLJ and RLJ Merger Sub as the RLJ merger, and collectively as the mergers. We refer to RLJ’s acquisition of Acorn’s outstanding shares of common stock as the Acorn acquisition and, collectively with the mergers and New RLJ’s purchase of the Series B Preferred Stock of Image, the business combination.

RLJ is holding a special meeting of stockholders, which we refer to as the RLJ special meeting, in order to obtain the stockholder approval necessary to approve and adopt the Image merger agreement and the RLJ merger contemplated thereby, which we refer to as the RLJ business combination approval. In addition, RLJ stockholders will be asked to (i) approve and adopt the 2012 Incentive Compensation Plan of New RLJ and (ii) approve the adjournment of the RLJ special meeting (if it is necessary or appropriate to solicit additional proxies because there are not sufficient votes to approve and adopt the Image merger agreement).

Image is holding a special meeting of stockholders, which we refer to as the Image special meeting, in order to obtain the stockholder approval necessary to approve and adopt the Image merger agreement and the Image merger contemplated thereby, which we refer to as the Image business combination approval. In addition, Image stockholders will be asked to (i) approve and adopt the 2012 Incentive Compensation Plan of New RLJ, (ii) approve the adjournment of the Image special meeting and (iii) approve the non-binding, advisory proposal to approve the merger-related executive compensation arrangements.

We will be unable to complete the business combination unless both the RLJ business combination approval and the Image business combination approval are obtained at the respective special meetings.

We have included in this joint proxy statement/prospectus important information about the business combination, the Image merger agreement (a copy of which is attached as Annex A), the Image preferred stock purchase agreement (a copy of which is attached as Annex B), the Acorn stock purchase agreement (a copy of which is attached as Annex C) and the RLJ and Image special meetings. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable special meeting.

Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this joint proxy statement/prospectus.

Q:  What equity stake will former Image stockholders, RLJ stockholders and Acorn shareholders hold in New RLJ?

A:  After consummation of the business combination, it is anticipated that the RLJ public stockholders and RLJ’s founders, on the one hand, and Image stockholders, on the other hand, will hold approximately 84% and 11%, respectively, of the shares of common stock of New RLJ issued and outstanding immediately after the consummation of the mergers, assuming that no RLJ public stockholders exercise their redemption rights. It is also anticipated that the former shareholders of Acorn will hold approximately 5% of the issued and outstanding shares of common stock of New RLJ after consummation of the Acorn acquisition, assuming that no RLJ public stockholders exercise their redemption rights.

Q:  What conditions must be satisfied to complete the business combination?

A:  RLJ and Image are not required to complete the mergers unless a number of conditions are satisfied or waived. These conditions include, among others: (i) receipt of both the RLJ business combination approval and Image business combination approval; (ii) the continued effectiveness of, and the satisfaction of all conditions to the transactions contemplated by, the Acorn stock purchase agreement; (iii) absence of any injunctions, orders or laws that would prohibit, restrain or make illegal the mergers; (iv) effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and the absence of any stop order; and (v) RLJ’s having at least $92.0 million of cash held either in or outside the trust account. Additionally, RLJ is not required to complete the mergers unless, among other requirements: (i) the number of dissenting Image shares is less than five percent (5%) of the total outstanding shares of Image stock; (ii) JH Partners Evergreen Fund, L.P., JH Investment Partners III, L.P. and JH Investment Partners GP Fund III, LLC, which we refer to collectively as the JH Entities, and certain other Image stockholders surrender up to an aggregate of up to 35,401,977 shares of Image’s common stock to Image; and (iii) the transactions contemplated by the Image preferred stock purchase agreement have been consummated by each holder of the Series B Preferred Stock of Image. Image is not required to complete the merger unless, among other requirements: (i) RLJ SPAC Acquisition, LLC, which we refer to as RLJ’s sponsor, has surrendered 792,739 shares of RLJ common stock and warrants to purchase 1,000,000 shares of RLJ common stock held by it to RLJ; and (ii) the transactions contemplated by the Image preferred stock purchase agreement have been consummated.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see “The Agreements — Description of the Image Merger Agreement — Conditions to the closing of the Mergers” beginning on page 200.

RLJ and Acorn are not required to complete the Acorn acquisition unless a number of conditions are satisfied or waived. These conditions include, among others: (i) receipt of certain regulatory approvals and the completion of certain regulatory filings, including expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder, which we refer to as the HSR Act; (ii) the transactions contemplated by the Image merger agreement having been consummated; (iii) the employment letter to be entered into between RLJ and Miguel Penella not being terminated or revoked by Mr. Penella; (iv) Acorn’s nonqualified stock option plan being terminated, and all stock purchase rights thereunder have been exercised or terminated; (v) the option scheme of Acorn Media UK Limited, or Acorn UK, Acorn’s United Kingdom subsidiary, having been terminated, and there being no outstanding stock purchase rights existing thereunder; (vi) no person having revoked any release of claims; (vii) RLJ maintaining adequate aggregate cash reserves; and (viii) Acorn maintaining net working capital in an amount not more than $5.0 million less than the agreed upon working capital target amount.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers, see “The Agreements — Description of the Acorn Stock Purchase Agreement” beginning on page 204.

Q:  When do you expect the business combination to be completed?

A:  RLJ, Image and Acorn are working to complete the business combination as quickly as possible, and we anticipate that it will be completed in the third quarter of 2012. However, the business combination is subject to various regulatory approvals and other conditions which are described in more detail in this joint proxy statement/prospectus, and it is possible that factors outside the control of RLJ, Image and Acorn could result in the business combination being completed at a later time, or not at all.

Q:  What are my U.S. Federal income tax consequences as a result of the business combination?

A:  It is anticipated that the RLJ merger and the Image merger will qualify as part of an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. It is a condition to RLJ’s obligation to complete the RLJ merger that New RLJ receive an opinion of its counsel, Greenberg Traurig, LLP, which we refer to as Greenberg Traurig, to the effect that the RLJ merger and the Image merger should qualify as part of an exchange described in Section 351 of the Code. It is a condition to Image’s obligation to complete the Image merger that Image receive a written opinion of its counsel, Perkins Coie LLP, which we refer to as Perkins Coie, to the effect that the RLJ merger and the Image merger should qualify as part of an exchange described in Section 351 of the Code. If the RLJ merger and the Image merger qualify as part of an exchange described in Section 351, then:

•	U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences”) of RLJ common stock generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of RLJ common stock for New RLJ common stock; and
•	U.S. holders of Image common stock generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of Image common stock for New RLJ common stock.

You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the business combination to you. See “Material U.S. Federal Income Tax Consequences” on page 187.

Q:  What happens if I sell my shares of RLJ common stock or Image common stock before the applicable special meeting?

A:  The record dates for the Image special meeting, which we refer to as the Image record date, and for the RLJ special meeting, which we refer to as the RLJ record date, are earlier than the date of the special meetings and the date that the business combination is expected to be completed. If you transfer your shares after the applicable record date, but before the applicable special meeting, unless the transferee requests a proxy, you will retain your right to vote at such special meeting, but will have transferred the right to receive the Image merger consideration or the RLJ merger consideration, as applicable, in the mergers. In order to receive the Image merger consideration or the RLJ merger consideration, as applicable, you must hold your shares through completion of the business combination. In addition, if you are a stockholder of RLJ, you will only be able to exercise redemption rights for the shares of RLJ common stock for which you are the stockholder of record as of the RLJ record date.

Q:  What happens if I sell my shares of RLJ common stock or Image common stock after the applicable special meeting, but before the applicable effective time?

A:  If you transfer your shares after the applicable special meeting, but before the applicable effective time, you will have transferred the right to receive Image merger consideration or RLJ merger consideration, as applicable, in the mergers. In order to receive the Image merger consideration or the RLJ merger consideration, you must hold your shares of Image or RLJ, as applicable, through completion of the mergers.

Q:  What if I hold shares in both RLJ and Image?

A:  If you are a stockholder of both RLJ and Image, you will receive two separate packages of proxy materials. A vote as an Image stockholder for the proposal to approve and adopt the Image merger agreement will not constitute a vote as an RLJ stockholder for the proposal to approve and adopt the Image merger agreement, or vice versa. THEREFORE, PLEASE MARK, SIGN, DATE AND RETURN ALL PROXY CARDS THAT YOU RECEIVE, WHETHER FROM RLJ OR IMAGE, OR SUBMIT A PROXY AS BOTH AN RLJ AND IMAGE STOCKHOLDER OVER THE INTERNET OR BY TELEPHONE.

Q:  My shares are held in “street name” by my broker. Will my broker automatically vote my shares for me?

A:  No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this joint proxy statement/prospectus has been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.”

RLJ believes that under the Nevada Revised Statutes, or the NRS, broker non-votes should be counted for purposes of determining both (i) the presence or absence of a quorum and (ii) the total number of votes cast with respect to a proposal (other than the election of directors). Furthermore, under the rules of the New York Stock Exchange, or NYSE, brokers, banks and other nominees that are members of the NYSE do not have discretionary authority to vote on the proxy statement proposals. Accordingly, to the extent that there are any broker non-votes, a broker non-vote will have the same effect as a vote “AGAINST” the proposal to approve and adopt the Image merger agreement but will have no effect on the other proposals.

Image believes that under the Delaware General Corporation Law, or the DGCL, broker non-votes will be counted for purposes of determining the presence of a quorum at the Image special meeting. As noted in the previous paragraph, however, brokers, banks and other nominees that are members of the NYSE do not have discretionary authority to vote on the proxy statement proposals. To the extent that there are any broker non-votes, a broker non-vote will have the same effect as a vote “AGAINST” the proposal to approve and adopt the Image merger agreement but will have no effect on the other proposals.

Q:  What do I need to do now?

A:  Read and consider the information contained in this joint proxy statement/prospectus carefully, and then please vote your shares as soon as possible so that your shares may be represented at your special meeting.

Q:  How do I vote?

A:  You can vote by proxy before the special meeting or you can vote in person by completing a ballot at the special meeting. Even if you plan to attend your company’s special meeting, we encourage you to vote your shares by proxy as soon as possible. After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy by telephone or over the Internet in accordance with the instructions set forth on the enclosed proxy card (if you are a beneficial holder), or mark, sign and date the proxy card, and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be voted at your company’s special meeting. For detailed information, see “The Special Meeting of RLJ Stockholders — How to Vote” beginning on page 137 and “The Special Meeting of Image Stockholders — How to Vote” beginning on page 145. YOUR VOTE IS VERY IMPORTANT.

Q:  Can I change my vote after I have submitted a proxy by telephone or over the Internet or submitted my completed proxy card?

A:  Yes. If you are a stockholder of record, you can change your vote by revoking your proxy at any time before it is voted at the RLJ or Image special meeting, as applicable. You can do this in one of four ways: (1) submit a proxy again by telephone or over the Internet prior to midnight on the night before the special meeting; (2) sign another proxy card with a later date and return it by mail prior to midnight on the night before the special meeting; (3) attend the applicable special meeting and complete a ballot; or (4) send a written notice of revocation to the secretary of RLJ or Image, as applicable, so that it is received prior to midnight on the night before the RLJ or Image special meeting.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:  What should stockholders do if they receive more than one set of voting materials for a special meeting?

A:  You may receive more than one set of voting materials for a special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. Please complete, sign, date and return each proxy card and voting instruction card that you receive. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card.

Q:  Who should I call if I have questions about the proxy materials or voting procedures?

A:  If you have questions about the merger, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the company in which you hold shares as follows:

If you are an RLJ stockholder, you should contact Morrow & Co., LLC, or Morrow, by mail at 470 West Avenue, Stamford, CT 06902, or by telephone at (800) 662-5200.

If you are an Image stockholder, you should contact Image by mail at 20525 Nordhoff Street, Suite 200, Chatsworth, CA 91311, Attention: Dawn Martens, by telephone at (818) 407-9100, or by email at info@image-entertainment.com.

If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Questions and Answers for RLJ Stockholders

Q:  Why is RLJ proposing the business combination?

A:  RLJ is proposing to acquire Image pursuant to the Image merger agreement and the Image preferred stock purchase agreement and Acorn pursuant to the Acorn stock purchase agreement.

RLJ is a Nevada blank check company formed on November 12, 2010 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. RLJ’s business plan is not limited to a particular industry, geographic region or minimum transaction value for purposes of consummating an initial business combination, except that it will not, under its amended and restated articles of incorporation, be permitted to effect a business combination with a blank check company or a similar type of company with nominal operations.

In November 2010, RLJ’s sponsor and two of its directors, William S. Cohen and Morris Goldfarb, purchased an aggregate of 3,593,750 shares of RLJ common stock, which we refer to throughout this joint proxy statement/prospectus as the founder shares, for an aggregate purchase price of $25,000, or approximately $0.007 per share. We refer to RLJ’s sponsor and Messrs. Cohen and Goldfarb as RLJ’s initial stockholders throughout this joint proxy statement/prospectus.

RLJ consummated its initial public offering on February 22, 2011 and received net proceeds of $140,156,250, before deducting deferred underwriting compensation of $3,593,750, plus $5,000,000 received for the purchase of 6,666,667 warrants by RLJ’s sponsor. The net proceeds were deposited in a trust account, which we refer to throughout this joint proxy statement/prospectus as the trust account, and will be part of the funds distributed to RLJ’s public stockholders in the event RLJ is unable to complete a business combination. As of the date hereof, approximately $143,000,000 was held in the trust account. RLJ intends to use the funds held in the trust account to consummate the transactions contemplated by the Image merger agreement and the Acorn stock purchase agreement, pay certain transaction expenses, finders’ fees, tax obligations and deferred underwriter compensation. The balance of the funds will be released to New RLJ after the closing of the business combination to pay RLJ stockholders who properly exercise their redemption rights and for working capital and general corporate purposes.

RLJ has identified several criteria and guidelines it believes are important for evaluating acquisition opportunities. These criteria and guidelines include: sound historical financial performance; strong, stable free cash flow generation; strong competitive industry position; an experienced management team; and a diversified customer and supplier base. Based on its due diligence investigations of Image and Acorn and the industry in which they operate, including the financial and other information provided by Image and Acorn in the course of their negotiations, RLJ believes that Image and Acorn meet many of the criteria and guidelines listed above. See “The Business Combination — Recommendation of the RLJ Board; RLJ’s Reasons for the Business Combination.”

In accordance with RLJ’s amended and restated articles of incorporation, if RLJ is unable to complete a business combination by November 22, 2012, its corporate existence will automatically terminate and it will be required to liquidate. Each of the Image merger agreement, the Image preferred stock purchase agreement and the Acorn stock purchase agreement provides that either party thereto may terminate such agreement if the business combination is not consummated by the date RLJ is required to be liquidated.

Q:  What will RLJ stockholders receive in the RLJ merger?

A:  Upon completion of the RLJ merger, each share of common stock of RLJ, par value $0.001 per share, which we refer to as RLJ common stock, will be converted into one share of New RLJ common stock, par value $0.001 per share, which we refer to as the RLJ merger consideration. Shares held by RLJ as treasury stock or that are owned by RLJ, RLJ Merger Sub or any other wholly owned subsidiary of RLJ, which we refer to as the RLJ excluded shares, will not receive the RLJ merger consideration and will be canceled.

Q:  What will RLJ warrantholders receive in the RLJ merger?

A:  Upon completion of the RLJ merger, all of the Warrants to purchase RLJ common stock will represent the right to purchase an equal number of shares of New RLJ common stock on the same terms and conditions as the original Warrants to purchase RLJ common stock.

Q:  What interests do RLJ’s current officers and directors have in the business combination?

A:  RLJ’s directors and executive officers may have interests in the business combination that are different from, or in addition to or in conflict with, yours. These interests include the continued employment of certain executive officers of RLJ by New RLJ, the continued service of certain directors of RLJ as directors of New RLJ, and the indemnification of former RLJ directors and officers by New RLJ and the surviving corporations.

In addition, certain of RLJ’s executive officers and directors have financial interests in the business combination that are different from, or in addition to, the interests of RLJ’s stockholders, other than RLJ’s initial stockholders. With respect to RLJ’s executive officers and directors, these interests include, among other things:

•	RLJ’s amended and restated articles of incorporation provide that if a definitive agreement to consummate a business combination has been executed but no business combination is consummated by November 22, 2012, RLJ is required to begin the dissolution process provided for in RLJ’s amended and restated articles of incorporation. In the event of a dissolution,
º	the 3,593,750 shares of RLJ common stock that RLJ’s founders purchased prior to RLJ’s initial public offering for an aggregate purchase price of approximately $25,000 would become worthless, as the RLJ founders have waived any right to receive liquidation distributions with respect to these shares. Such shares had an aggregate market value of approximately $[• ] million, based upon the closing price of $[• ] of the RLJ common stock on the OTCBB on [• ], 2012, the record date for the special meeting of RLJ’s stockholders.
º	all of the 6,666,667 sponsor’s warrants purchased by RLJ’s sponsor at a price of $0.75 per warrant for an aggregate purchase price of $5,000,000 would expire and become worthless. Such warrants had an aggregate value of approximately $[• ] million, based on the closing price of the RLJ warrants of $[• ] on the OTCBB on [• ], 2012, the record date for the special meeting of RLJ’s stockholders.
•	RLJ expects that Mr. Robert L. Johnson and Mr. H. Van Sinclair will be members of New RLJ’s board of directors following the consummation of the business combination, and Mr. Johnson will serve as Executive Chairman of New RLJ.

Mr. Robert L. Johnson, who controls RLJ’s sponsor and is a member of RLJ’s board of directors, has agreed that, if RLJ dissolves prior to the consummation of a business combination, he will personally indemnify RLJ for any and all loss, liability, claim, damage and expense which it may become subject to as a result of a claim by any vendor, prospective target business or other entity that is owed money by RLJ for services rendered or products sold to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds held in RLJ’s trust account.

The members of the RLJ board were aware of and considered the interests summarized above, among other matters, in evaluating and negotiating the Image merger agreement and the transactions contemplated thereby and in recommending to RLJ stockholders, that the Image merger agreement be approved and adopted. These interests are described in more detail in the sections of this document entitled “The Business Combination — Interests of RLJ Directors and Officers in the Business Combination” beginning on page 173. You should be aware of these interests when you consider the RLJ board’s recommendation that you vote in favor of the approval and adoption of the Image merger agreement and the consummation of the transactions contemplated thereby.

Q:  Should I send in my share certificates now for the exchange?

A:   No. RLJ stockholders should keep any share certificates they hold at this time. After the business combination is completed, RLJ stockholders holding RLJ share certificates will receive from New RLJ’s exchange agent a letter of transmittal and instructions on how to obtain the RLJ merger consideration.

Each holder of record of one or more book entry shares of RLJ common stock whose shares will be converted into the right to receive the RLJ merger consideration will automatically, upon the effective time of the RLJ merger, be entitled to receive, and New RLJ will cause the exchange agent to deliver to such holder as promptly as practicable after the effective time, the cash and New RLJ common stock to which such holder is entitled under the Image merger agreement. Holders of book entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent in order to receive the RLJ merger consideration.

Q:  When and where will the RLJ special meeting be held?

A:  The RLJ special meeting will be held at [•  ] on [•  ], 2012, at [•  ], Eastern time, unless the special meeting is adjourned or postponed.

Q:  Who is entitled to vote at the RLJ special meeting?

A:  RLJ has fixed [•  ], 2012 as the RLJ record date. If you were an RLJ stockholder at the close of business on the RLJ record date, you are entitled to vote on matters that come before the RLJ special meeting.

However, an RLJ stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the RLJ special meeting.

Q:  How many votes do I have?

A:  RLJ stockholders are entitled to one vote at the RLJ special meeting for each share of RLJ common stock held of record as of the RLJ record date. As of the close of business on the RLJ record date, there were [•  ] outstanding shares of RLJ common stock.

Q:  What constitutes a quorum?

A:  Holders of a majority in voting power of the RLJ common stock issued and outstanding and entitled to vote at the RLJ special meeting, present in person or represented by proxy, constitute a quorum. In the absence of a quorum, a majority of the RLJ stockholders, present in person or represented by proxy, will have power to adjourn the special meeting. As of the record date for the RLJ special meeting, [•  ] shares of RLJ common stock would be required to achieve a quorum.

Q:  What vote is required to approve each RLJ proposal?

A:  Proposal to Approve and Adopt the Image Merger Agreement by RLJ Stockholders:  The proposal to approve and adopt the Image merger agreement and the RLJ merger contemplated thereby, which we refer to as the RLJ merger proposal, requires the affirmative vote of holders of a majority of the shares of RLJ common stock outstanding and entitled to vote. Accordingly, an RLJ stockholder’s failure to submit a proxy card or to vote in person at the special meeting, an abstention from voting, or the failure of an RLJ stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” the RLJ merger proposal.

Proposal to Approve and Adopt the 2012 Incentive Compensation Plan of New RLJ by RLJ Stockholders:  The proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ requires the affirmative vote of holders of a majority of the shares of RLJ common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of such vote.

Proposal to Adjourn the RLJ Special Meeting by RLJ Stockholders:  Approving the adjournment of the special meeting (if it is necessary or appropriate to solicit additional proxies because there are not sufficient votes to approve and adopt the Image merger agreement) requires the affirmative vote of holders of a majority of the shares of RLJ common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the adjournment proposal, regardless of whether a quorum is present. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

Q:  How do RLJ’s initial stockholders intend to vote their shares?

A:  Each of RLJ’s initial stockholders has agreed to vote all the shares they own, which constitute approximately 20% of RLJ’s outstanding shares of common stock, for the RLJ merger proposal. To the extent any RLJ insider or officer or director of RLJ has acquired shares of RLJ common stock in, or subsequent to, RLJ’s initial public offering, he, she or it has agreed to vote these acquired shares in favor of the proposal to approve and adopt the Image merger agreement.

Q:  Why are RLJ stockholders not being asked to approve the acquisition of Acorn?

A:  Neither RLJ’s amended and restated articles of incorporation nor applicable state law require a stockholder vote of the RLJ stockholders to approve the acquisition of Acorn by RLJ.

Q:  What are the recommendations of RLJ’s board of directors?

A:  RLJ’s board of directors, or the RLJ board, has unanimously (i) approved the Image merger agreement and the consummation of the transactions contemplated thereby upon the terms and subject to the conditions set forth in the Image merger agreement, (ii) determined that the terms of the business combination are fair to, and in the best interests of, RLJ and its stockholders, (iii) directed that the Image merger agreement be submitted to RLJ stockholders for adoption, (iv) recommended that RLJ stockholders approve and adopt the Image merger agreement and (v) declared the advisability of the Image merger agreement, the Image preferred stock purchase agreement, the RLJ merger and the Acorn acquisition.

The RLJ board unanimously recommends that RLJ stockholders vote:

•	“FOR” the proposal to approve and adopt the Image merger agreement;
•	“FOR” the proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ; and
•	“FOR” the proposal to approve the adjournment of the special meeting (if it is necessary or appropriate to solicit additional proxies because there are not sufficient votes to approve and adopt the Image merger agreement).

See “The Business Combination — Recommendation of the RLJ Board; RLJ’s Reasons for the Business Combination” beginning on page 159.

Q:  Do RLJ stockholders have redemption rights?

A:  Yes. RLJ is providing its stockholders with the opportunity to redeem their public shares of RLJ stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less franchise and income taxes payable, upon the consummation of the business combination, subject to certain limitations. Only stockholders of record as of the record date may exercise redemption rights for their shares of RLJ common stock. Consequently, shares of RLJ common stock transferred after the RLJ record date cannot be redeemed. There will be no redemption rights upon the consummation of the business combination with respect to RLJ warrants. RLJ’s initial stockholders have agreed to waive their redemption rights with respect to their founder and any public shares they may hold in connection with the consummation of the business combination, and the founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Each public shareholder of RLJ common stock may elect to redeem his, her or its public shares irrespective of whether he, she or it votes for or against the approval of the RLJ merger proposal. RLJ has no specified maximum redemption threshold. However, RLJ will not close the business combination unless it has at least $92.0 million of cash held either in or outside the trust account. RLJ’s public stockholders will be able to redeem their shares up to two business days prior to the vote on the RLJ merger proposal.

RLJ stockholders, together with any of their affiliates or any other person with whom they are acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act), will be restricted from redeeming their shares with respect to more than an aggregate of 15% of the shares sold in RLJ’s initial public offering. RLJ may enter into privately negotiated transactions to purchase public shares from stockholders after consummation of the business combination with proceeds released from the trust account immediately following consummation of the mergers.

Q:  Will how I vote affect my ability to exercise redemption rights?

A:  No. You may exercise your redemption rights whether you vote your shares of RLJ common stock for or against the RLJ merger proposal.

Q:  How do I exercise my redemption rights?

A:  If you wish to exercise your redemption rights, you must:

•	send a letter to RLJ’s transfer agent, Continental Stock Transfer & Trust Company, at 17 Battery Place, 8th Floor, New York, New York 10004, attn: Mark Zimkind, stating that you are exercising your redemption rights and demanding your shares of RLJ common stock be converted into cash; and

•	either:
º	physically tender, or if you hold your shares of RLJ common stock in “street name,” cause your broker to physically tender, your stock certificates representing shares of RLJ common stock to RLJ’s transfer agent by the later of [• ], 2012 or two business days prior to the date of the vote on the RLJ merger proposal; or
º	deliver your shares electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, to RLJ’s transfer agent by the later of [• ], 2012 or two business days prior to the date of the vote on the RLJ merger proposal.

You may elect to redeem your public shares irrespective of whether you vote for or against the approval of the RLJ merger proposal.

Q:  What are the federal income tax consequences of exercising my redemption rights?

A:  RLJ stockholders who exercise their redemption rights to receive cash from the trust account in exchange for their shares of RLJ common stock generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the conversion in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of RLJ common stock converted. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the conversion. A stockholder’s tax basis in his, her or its shares of RLJ common stock generally will equal the cost of such shares. A stockholder who purchased RLJ units will have to allocate the cost between the shares of common stock and the warrants comprising the units based on their relative fair market values at the time of the purchase. See “Material U.S. Federal Income Tax Consequences.”

Q:  If I am an RLJ warrantholder, can I exercise redemption rights with respect to my warrants?

A:  No. There are no redemption rights with respect to RLJ’s warrants.

Q:  If I am an RLJ warrantholder, will my warrants become exercisable for shares of New RLJ common stock if the business combination is consummated?

A:  Yes. Pursuant to the Image merger agreement and the terms of the RLJ warrants, each RLJ warrant will automatically become a warrant to purchase shares of New RLJ common stock. However, in the event that RLJ does not consummate the business combination by November 22, 2012, RLJ will be required to liquidate and any RLJ warrants you own will expire without value.

Q:  Are RLJ stockholders entitled to appraisal or dissenters’ rights?

A:  Yes. Under Chapter 92A of the NRS, RLJ public stockholders will have dissenters’ rights in connection with the business combination. To exercise dissenters’ rights, RLJ stockholders must strictly follow the procedures prescribed by Nevada law. These procedures are summarized under the section entitled “The Agreements — Description of the Image Merger Agreement — Appraisal Rights/Dissenting Shares” beginning on page 193, and Sections 92A.300 through 92A.500 of the NRS are attached to this joint proxy statement/prospectus as Annex K. Holders of shares of RLJ common stock are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising the right to seek appraisals, holders of shares of RLJ common stock who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of dissenters’ rights.

In order to avoid the time and potential cost of the share appraisal process which follows the exercise of dissenters’ rights, RLJ stockholders may opt instead to exercise their redemption rights, as described in the above questions and answers and in the section entitled “The Business Combination — Redemption Rights of RLJ Stockholders” beginning on page 162.

Q:  What happens to the funds deposited in the trust account after completion of the business combination?

A:  Upon consummation of the business combination, the funds deposited in the trust account will be released (i) to pay RLJ public stockholders who properly exercise their redemption rights, (ii) to pay the cash consideration under the Image preferred stock purchase agreement, (iii) to pay the cash consideration under the Acorn stock purchase agreement, (iv) to pay transaction fees and expenses associated with the business combination, and (v) for working capital and general corporate purposes of New RLJ following the business combination.

Q:  If the business combination is completed, when can I expect to receive the New RLJ common stock for my shares of RLJ common stock?

A:  Certificated Shares:  As soon as reasonably practicable after the effective time of the business combination, New RLJ will cause an exchange agent to mail to each holder of certificated shares of RLJ common stock a form of letter of transmittal and instructions for use in effecting the exchange of RLJ common stock for the RLJ merger consideration. After receiving the proper documentation from a holder of RLJ common stock, the exchange agent will deliver to such holder the cash and New RLJ common stock to which such holder is entitled under the Image merger agreement.

Book Entry Shares:  Each holder of record of one or more book entry shares of RLJ common stock whose shares will be converted into the right to receive the RLJ merger consideration will automatically, upon the effective time of the RLJ merger, be entitled to receive, and New RLJ will cause the exchange agent to deliver to such holder as promptly as practicable after the effective time, the cash and New RLJ common stock to which such holder is entitled under the Image merger agreement. Holders of book entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent in order to receive the RLJ merger consideration.

Q:  What happens if the business combination is not consummated or is terminated?

A:  If RLJ does not effect the business combination or any other business combination before November 22, 2012, it will liquidate the trust account and distribute the amount held in the trust account, including interest but net of franchise and income taxes payable and less up to $100,000 of such net interest that may be released to RLJ from the trust account to pay liquidation expenses, to RLJ’s public stockholders, subject in each case to RLJ’s obligations under Nevada law to provide for claims of creditors and the requirements of other applicable law. After distributing the proceeds of the trust account, RLJ will promptly distribute the balance of its net assets to its remaining stockholders according to RLJ’s plan of dissolution.

Q:  How will the solicitation of proxies be handled?

A:   RLJ is soliciting proxies for the RLJ special meeting from RLJ stockholders. RLJ will bear the cost of soliciting proxies from RLJ stockholders, except that RLJ and Image have each agreed to share equally the costs incurred in connection with the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, RLJ’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies by telephone or in-person meeting.

RLJ has also engaged the services of Morrow to assist in the solicitation and distribution of the proxies, for an initial fee of $12,500 plus out-of-pocket expenses. RLJ will pay Morrow an additional fee of $25,000 upon successful completion of the business combination.

RLJ will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of RLJ common stock.

Questions and Answers for Image Stockholders

Q:  Why is Image proposing to combine with New RLJ?

A:  In reaching its decision to recommend the Image merger agreement for adoption by Image stockholders, the Image board of directors, or the Image board, consulted with Image’s management, as well as its financial and legal advisors, and considered a number of factors that the board members believe supported their decision. In particular, the Image board believes the business combination would provide Image stockholders with the potential to participate in a newly capitalized public company that could take advantage of potential growth opportunities and synergies resulting from combining Image with Acorn. The Image board reviewed the strategic alternatives available to the company, including remaining as a stand-alone public company, and concluded that it is an appropriate time to sell Image and that the Image merger consideration reflected the highest value reasonably attainable for Image public stockholders at this time. See “The Business Combination — Recommendation of the Image Board; Image’s Reasons for the Business Combination” beginning on page 162.

Q:  What will Image stockholders receive in the Image merger?

A:  Upon completion of the Image merger, the outstanding shares of common stock of Image, par value $0.0001 per share, which we refer to as Image common stock, will be converted into an aggregate of up to 2,289,000 shares of validly issued, fully paid and non-assessable New RLJ common stock, par value $0.001 per share, subject to adjustment as set forth in the Image merger agreement, which we refer to as the Image merger consideration. However, shares held by Image as treasury stock or that are owned by New RLJ, Image, Image Merger Sub or any wholly owned subsidiary of Image and shares with respect to which appraisal rights are properly exercised and not withdrawn, which we collectively refer to as the Image excluded shares, will not receive the Image merger consideration. Any Image excluded shares will be canceled.

Image stockholders will not receive any fractional shares of New RLJ common stock in the Image merger. Instead of receiving any fractional shares, each holder of Image common stock will be paid an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of New RLJ common stock to which such holder would otherwise be entitled (rounded to three decimal places) and (ii) an amount equal to the average of the closing sale prices of RLJ common stock on the Over-The-Counter Bulletin Board, which we refer to as the OTCBB, for each of the ten (10) consecutive trading days immediately preceding the date on which the closing of the mergers takes place, which we refer to as the closing date.

Pursuant to the Image preferred stock purchase agreement, New RLJ will acquire all of the outstanding Series B Preferred Stock of Image for an aggregate purchase price of $22.6 million consisting of cash and subordinated notes of New RLJ.

Q:  Should I send in my share certificates now for the exchange?

A:  No. Image stockholders should keep any share certificates they hold at this time. After the business combination is completed, Image stockholders holding Image share certificates will receive from New RLJ’s exchange agent a letter of transmittal and instructions on how to obtain the Image merger consideration.

Each holder of record of one or more book entry shares of Image common stock whose shares will be converted into the right to receive the Image merger consideration will automatically, upon the effective time of the Image merger, be entitled to receive, and New RLJ will cause the exchange agent to deliver to such holder as promptly as practicable after the effective time, the cash and New RLJ common stock to which such holder is entitled under the Image merger agreement. Holders of book entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent in order to receive the Image merger consideration.

Q:  When and where will the Image special meeting be held?

A:  The Image special meeting will be held at [•  ] on [•  ], 2012, at [•  ], Pacific time, unless the special meeting is adjourned or postponed.

Q:  Who is entitled to vote at the Image special meeting?

A:  Image has fixed [•  ], 2012 as the Image record date. If you were an Image stockholder at the close of business on the Image record date, you are entitled to vote on matters that come before the Image special meeting. However, an Image stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the Image special meeting.

Q:  How many votes do I have?

A:  Image stockholders are entitled to one vote at the Image special meeting for each share of Image common stock held of record as of the Image record date. As of the close of business on the Image record date, there were [•  ] outstanding shares of Image common stock.

Q:  What constitutes a quorum?

A:  Holders of a majority of the voting power of the outstanding shares of Image common stock entitled to vote at the Image special meeting, present in person or represented by proxy, constitutes a quorum. In the absence of a quorum, the majority of the Image stockholders, present in person or represented by proxy, will have the power to adjourn the special meeting. As of the record date for the Image special meeting, [•  ] shares of Image common stock would be required to achieve a quorum.

Q:  What vote is required to approve each Image proposal?

A:  Proposal to Approve and Adopt the Image Merger Agreement by Image Stockholders:  The proposal to approve and adopt the Image merger agreement and the Image merger contemplated thereby, which we refer to as the Image merger proposal, requires the affirmative vote of holders of a majority of the shares of Image common stock outstanding and entitled to vote. Accordingly, an Image stockholder’s failure to submit a proxy card or to vote in person at the special meeting, an abstention from voting, or the failure of an Image stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, which we refer to as a broker non-vote, will have the same effect as a vote “AGAINST” the Image merger proposal.

Proposal to Approve and Adopt the 2012 Incentive Compensation Plan of New RLJ by Image Stockholders:  The proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ requires the affirmative vote of holders of a majority of the shares of Image common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of such vote.

Proposal to Adjourn the Image Special Meeting by Image Stockholders:  Approving the adjournment of the special meeting requires the affirmative vote of holders of a majority of the shares of Image common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

Non-Binding, Advisory Proposal to Approve the Merger-Related Compensation Arrangements of Image’s Named Executive Officers by Image Stockholders:  The proposal to approve, on a non-binding, advisory basis, the merger-related compensation arrangements of Image’s named executive officers requires the affirmative vote of holders of a majority of the shares of Image common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation arrangements, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of the vote.

Q:  How do the Image insiders intend to vote their shares?

A:  The JH Entities have entered into a support agreement, dated April 2, 2012, which we refer to as the support agreement, with RLJ. Pursuant to the support agreement, each of the JH Entities has agreed to vote its shares of Image common stock in favor of the proposal to approve and adopt the Image merger agreement. The JH Entities own approximately 70% of the outstanding shares of Image common stock, and therefore have enough shares to approve and adopt the Image merger agreement and the Image merger without the vote of any other Image stockholder.

As a condition to the obligation of RLJ to consummate the mergers, the JH Entities and certain other Image stockholders must contribute for no consideration an aggregate of up to 35,401,977 shares of Image common stock held by him, her or it prior to the consummation of the mergers.

Q:  Why am I being asked to cast a non-binding, advisory vote to approve the merger-related executive compensation payable to Image’s named executive officers in connection with the Image merger?

A:  The SEC recently adopted rules that are applicable to Image in connection with the Image merger and require Image to seek a non-binding, advisory vote with respect to payments that will or may be made to our named executive officers in connection with the Image merger.

Q:  What are the recommendations of the Image board?

A:  The Image board has unanimously (i) approved the Image merger agreement and consummation of the Image merger upon the terms and subject to the conditions set forth in the Image merger agreement, (ii) determined that the terms of the Image merger agreement, the Image merger and the other transactions contemplated by the Image merger agreement are fair to, and in the best interests of, Image and its stockholders, (iii) directed that the Image merger agreement be submitted to Image stockholders for adoption at the Image special meeting, (iv) recommended that Image’s stockholders adopt the Image merger agreement and (v) declared the advisability of the Image merger agreement and the Image merger.

The Image board unanimously recommends that Image stockholders vote:

•	“FOR” the proposal to approve and adopt the Image merger agreement;
•	“FOR” the proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ;
•	“FOR” the proposal to approve the adjournment of the special meeting; and
•	“FOR” the non-binding, advisory proposal to approve the merger-related compensation arrangements of Image’s executive officers.

See “The Business Combination — Recommendation of the Image Board; Image’s Reasons for the Business Combination” beginning on page 162.

Q:  Are Image stockholders entitled to appraisal or dissenters’ rights?

A:  Yes. Under both Delaware and California law, Image common stockholders have the right not to consent to the Image merger and to instead exercise appraisal rights in connection with the Image merger so as to receive cash in lieu of the consideration otherwise proposed pursuant to the Image merger agreement. Holders of Image common stock who elect to exercise such appraisal rights and who perfect those rights under Delaware and California law will be entitled to the appraised fair market value of their shares of Image common stock paid to them in cash. The appraised fair value of any holder’s Image common stock may be more or less than the amount that would be paid to such holder pursuant to the merger agreement. To exercise appraisal rights, a stockholder must follow carefully the requirements of Delaware and California law, including not consenting to, or voting in favor of, the adoption and approval of the merger agreement and giving the required written notice to Image. These procedures are summarized under the section entitled “The Agreements — Description of the Image Merger Agreement — Appraisal Rights/Dissenting Shares” beginning on page 193. A copy of the relevant provisions of the Delaware General Corporation Law, which we refer to as Delaware law, and the California General Corporation Law, which we refer to as the California law, addressing appraisal rights is attached as Annex I and Annex J to this joint proxy statement/prospectus. Image common stockholders intending to exercise appraisal rights should read the statutory provisions carefully and consult with their own legal advisors, as any deviation from the statutory requirements may result in a forfeiture of appraisal rights otherwise available to such stockholder.

Q:  If the business combination is completed, when can I expect to receive the Image merger consideration for my shares of Image common stock?

A:  Certificated Shares:  As soon as reasonably practicable after the effective time of the business combination, New RLJ will cause an exchange agent to mail to each holder of certificated shares of Image common stock a form of letter of transmittal and instructions for use in effecting the exchange of Image common stock for the Image merger consideration. After receiving the proper documentation from a holder of Image common stock, the exchange agent will deliver to such holder the cash and New RLJ common stock to which such holder is entitled under the Image merger agreement.

Book Entry Shares:  Each holder of record of one or more book entry shares of Image common stock whose shares will be converted into the right to receive the Image merger consideration will automatically, upon the effective time of the Image merger, be entitled to receive, and New RLJ will cause the exchange agent to deliver to such holder as promptly as practicable after the effective time, the cash and New RLJ common stock to which such holder is entitled under the Image merger agreement. Holders of book entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent in order to receive the Image merger consideration.

SUMMARY

The following summary highlights only selected information contained elsewhere in this joint proxy statement/prospectus and may not contain all the information that may be important to you. Accordingly, you are encouraged to read this joint proxy statement/prospectus carefully and in its entirety, including its annexes and the documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 265.

Parties to the Business Combination

RLJ Acquisition, Inc.

RLJ Acquisition, Inc., which we refer to as RLJ, is a blank check company formed on November 12, 2010 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. RLJ consummated its initial public offering on February 22, 2011, generating net proceeds of approximately $144,031,250 (including proceeds from the exercise by the underwriters of their over-allotment option) and sale of sponsor warrants. Of those net proceeds, $3.6 million is attributable to the portion of the underwriters’ discount which has been deferred until the consummation of RLJ’s initial business combination. RLJ’s common stock, warrants and units are currently quoted on the Over-the-Counter Bulletin Board quotation system, or the OTCBB, under the symbols “RLJA.OB,” “RLJAW.OB” and “RLJAU.OB,” respectively. RLJ’s principal executive offices are located at 3 Bethesda Metro Center, Suite 1000, Bethesda, Maryland 20814, and its telephone number is (301) 280-7737.

Image Entertainment, Inc.

Image Entertainment, Inc., which we refer to as Image, was incorporated in Colorado as Key International Film Distributors, Inc. in April 1975. In 1983, Image changed its name to Image Entertainment, Inc. Image reincorporated in California in November 1989 and reincorporated again in Delaware in September 2005. Image is a leading independent licensee and distributor of entertainment programming in North America. Image’s diverse 3,700 title library includes films such as The Double, Time Bandits, and Short Circuit, along with comedy programs such as Jeff Dunham and urban star Kevin Hart. The library also includes musical concerts including Kenny Chesney, The Who and Cher. Image releases its library of exclusive content on a variety of formats and platforms, including DVD, Blu-ray Disc®, or Blu-ray, digital (video-on-demand, or VOD, electronic sell-through, or EST, and streaming), broadcast television (cable or satellite, including VOD and pay-per-view), theatrical and non-theatrical (airplanes, libraries, hotels and cruise ships) exploitation. Image also acquires exclusive rights to audio content for distribution via digital platforms and on CD spread across a variety of genres and configurations. Image’s common stock began trading on the OTCQB Marketplace of the Pink OTC Markets Inc., or the OTCQB, beginning on February 3, 2010. Prior to that date, Image’s common stock traded on The NASDAQ Stock Market under the symbol “DISK.” Image’s principal executive offices are located at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311, and its telephone number is (818) 407-9100.

Acorn Media Group, Inc.

Acorn Media Group, Inc., which we refer to as Acorn, was incorporated in the District of Columbia in 1984 as Atlas Video Incorporated. In 1994, Acorn changed its name to Acorn Media Publishing, Inc., and in 2004, to Acorn Media Group, Inc. Acorn is a leading distributor of high-quality video products and related merchandise to the North American, United Kingdom, and Australian markets. Its products are marketed via both wholesale and proprietary direct-to-consumer channels. Acorn focuses on audiences and entertainment genres that are not well served by mainstream commercial media outlets, marketing its products through its three brands: Acorn, Acacia and Athena. Acorn uses its Acorn brand to market and distribute British mystery and drama television and specialty programming, including Poirot, Foyle’s War, Midsomer Murders and Doc Martin. Acacia is a lifestyle brand focused on the distribution of original health and wellness programming, while Acorn distributes educational “life-long learning” programs for adults under the Athena brand. On February 29, 2012, Acorn completed the acquisition of a 64% interest in Agatha Christie Limited, or ACL, a private limited company incorporated in England and Wales that owns most of the literary and media rights to the works of Agatha Christie. Acorn’s founder and chairman is Peter Edwards. Acorn’s principal executive offices are located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910, and its telephone number is (301) 686-2115.

RLJ Entertainment, Inc.

RLJ Entertainment, Inc., which we refer to as New RLJ, is a Nevada corporation and a direct wholly owned subsidiary of RLJ. New RLJ was organized on April 2, 2012, solely for the purpose of effecting the business combination. Pursuant to the Image merger agreement, Image Merger Sub will be merged with and into Image, and RLJ Merger Sub will be merged with and into RLJ. RLJ will acquire Acorn pursuant to the Acorn stock purchase agreement. As a result of these transactions, Image and RLJ will each become wholly owned subsidiaries of New RLJ and Acorn will become a wholly-owned subsidiary of RLJ. As a result of the business combination, New RLJ will become a publicly traded corporation, and former RLJ stockholders, Image stockholders and Acorn shareholders will own stock in New RLJ. New RLJ has not carried on any activities other than in connection with the business combination. New RLJ’s principal executive offices are located at 3 Bethesda Metro Center, Suite 1000, Bethesda, Maryland 20814.

RLJ Merger Sub I, Inc.

RLJ Merger Sub I, Inc., which we refer to as RLJ Merger Sub, will be a Nevada corporation and a direct wholly owned subsidiary of New RLJ. RLJ Merger Sub will be organized solely for the purpose of effecting the business combination. RLJ Merger Sub will be merged with and into RLJ and, as a result, RLJ will become a wholly owned subsidiary of New RLJ. RLJ Merger Sub will not carry on any activities other than in connection with the business combination. RLJ Merger Sub’s principal executive offices will be located at 3 Bethesda Metro Center, Suite 1000, Bethesda, Maryland 20814.

RLJ Merger Sub II, Inc.

RLJ Merger Sub II, Inc., which we refer to Image Merger Sub, will be a Delaware corporation and a direct wholly owned subsidiary of New RLJ. Image Merger Sub will be organized solely for the purpose of effecting the business combination. Image Merger Sub will be merged with and into Image and, as a result, Image will become a wholly owned subsidiary of New RLJ. Image Merger Sub will not carry on any activities other than in connection with the business combination. Image Merger Sub’s principal executive offices will be located at 3 Bethesda Metro Center, Suite 1000, Bethesda, Maryland 20814.

The Proposed Business Combination

RLJ and Image have entered into the Image merger agreement providing for the combination of RLJ and Image under a new holding company, New RLJ. As a result of the transactions contemplated by the Image merger agreement, former holders of Image common stock and former RLJ stockholders will own stock in New RLJ, which New RLJ has applied to list on The NASDAQ Stock Market. Pursuant to the Image merger agreement, Image Merger Sub will be merged with and into Image, and RLJ Merger Sub will be merged with and into RLJ. Immediately prior to the mergers, New RLJ will acquire all of the outstanding Series B Preferred Stock of Image pursuant to the Image preferred stock purchase agreement. As a result, RLJ and Image will each become wholly owned subsidiaries of New RLJ. In addition, RLJ will acquire all of the outstanding shares of capital stock of Acorn pursuant to the Acorn stock purchase agreement.

The organization of RLJ, Image, Acorn and New RLJ before and after the business combination is illustrated in the following chart.

Prior to the business combination

The mergers

Prior to the Acorn acquisition

The Acorn acquisition

For additional information on the mergers, see “The Business Combination” beginning on page 152, and for additional information on the Image merger agreement and the related transaction documents, see “The Agreements” beginning on page 191.

Merger Consideration Received by RLJ Stockholders

As a result of the RLJ merger, each outstanding share of RLJ common stock, other than RLJ excluded shares, will be converted into one share of common stock of New RLJ, par value $0.001 per share, which we refer to as New RLJ common stock. A description of the New RLJ common stock to be issued in connection with the RLJ merger is set forth in the section entitled “Description of New RLJ Securities” beginning on page 250.

Merger Consideration Received by Image Stockholders

As a result of the Image merger, the outstanding shares of Image common stock, other than Image excluded shares, will be converted into an aggregate of up to 2,289,000 shares of validly issued, fully paid and non-assessable shares of New RLJ common stock, less up to 150,000 shares of common stock of New RLJ depending on the expenses incurred by Image in connection with the Image merger agreement (up to a maximum of $1.5 million of such expenses). Image stockholders will not receive any fractional shares of New RLJ common stock pursuant to the Image merger. Instead of receiving any fractional shares, each holder of Image common stock will be paid an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of New RLJ common stock to which such holder would otherwise be entitled (rounded to three decimal places) and (ii) an amount equal to the average of the closing sale prices of RLJ common stock on the OTCBB for each of the ten (10) consecutive trading days ending on and including the trading day immediately prior to the effective time of the Image merger. Shares of Image Series B Preferred Stock, which will have been acquired by New RLJ pursuant to the Image preferred stock purchase agreement immediately prior to the mergers, will be canceled without consideration in the Image merger. It is anticipated that the holders of Image common stock will receive aggregate consideration of approximately 2.14 million shares of New RLJ common stock valued at approximately $21.4 million as a result of the Image merger. The value of the New RLJ common stock to be received as consideration is based on a fair value of $10.00 per share of New RLJ common stock, which is the negotiated price among RLJ, Image and Acorn and closely approximates the per share redemption amount of $9.95 and the trading price of RLJ common stock of $9.75 on March 30, 2012, the last trading day for RLJ common stock prior to the announcement of the proposed business combination. A description of the New RLJ common stock to be issued in connection with the Image merger is set forth under the section entitled “Description of New RLJ Securities” beginning on page 250.

Consideration to be Received by Holders of Image Series B Preferred Stock

Pursuant to the terms of the Image preferred stock purchase agreement, all of the outstanding shares of Image’s Series B Preferred Stock will be purchased by New RLJ for an aggregate purchase price of $22.6 million consisting of cash and subordinated notes of New RLJ. The mix of cash and subordinated notes of New RLJ will be determined based on the amount of cash available to RLJ at the closing of the Image preferred stock purchase agreement. The holders of Image’s Series B Preferred Stock will receive aggregate consideration valued at $22.6 million as a result of the transactions contemplated by the Image preferred stock purchase agreement.

Consideration to be Received by Acorn Shareholders

Pursuant to the terms of the Acorn stock purchase agreement, all of the outstanding shares of Acorn’s capital stock will be purchased by RLJ for (i) $101,818,343 in cash, plus an amount equal to the aggregate transaction costs incident to the negotiation, preparation or consummation of the acquisition by Acorn Productions Limited, a wholly owned subsidiary of Acorn, of ACL (except for those transaction costs funded from working capital of Acorn or any Acorn subsidiary), (ii) one million shares of New RLJ common stock and (iii) one million newly issued warrants to purchase New RLJ common stock at an exercise price of $12.00 per share. The cash portion of the purchase price to be paid to the Acorn shareholders at closing will be reduced by the (i) transaction costs incurred by Acorn and Acorn’s subsidiaries since January 1, 2012 in connection with the business combination, including the payments required to be made to cancel the outstanding options to purchase shares of capital stock of Acorn’s subsidiaries and to buy out the minority holders of Acorn’s subsidiaries; (ii) the amount required to repay Acorn’s SunTrust Bank senior term loan and the principal amount of certain subordinated notes issued by Acorn; and (iii) $5.0 million for indemnification escrow. The holders of Acorn’s capital stock will receive aggregate consideration valued at approximately $118 million as a result of the transactions contemplated by the Acorn stock purchase agreement. The value of the New RLJ common stock to be received as consideration is based on a fair value of $10.00 per share of New RLJ common stock, which is the negotiated price among RLJ, Image and Acorn and closely approximates the per share redemption amount of $9.95 and the trading price of RLJ common stock of $9.75 on March 30, 2012, the last trading day for RLJ common stock prior to the announcement of the proposed business combination. The cash purchase price will be subject to a post-closing adjustment based upon the closing net working capital of Acorn.

Total New RLJ Shares to be Issued

Based on the number of shares of RLJ common stock outstanding as of [•  ], 2012 and the number of shares of Image common stock outstanding as of [•  ], 2012, the latest practicable date before the printing of this joint proxy statement/prospectus, and assuming no Image stock options are exercised between [•  ], 2012 and the effective times of the mergers, and no shares of RLJ common stock are redeemed between [•  ], 2012 and the effective times of the mergers, the total number of shares of New RLJ common stock will be approximately [•  ]. Upon consummation of the business combination and assuming no redemptions by RLJ stockholders, current RLJ stockholders (including RLJ’s founders) will own approximately 84% of New RLJ, Image stockholders will own approximately 11% of New RLJ and Acorn shareholders will own approximately 5% of New RLJ.

Comparative Per Share Market Price

RLJ common stock is quoted on the OTCBB under the symbol “RLJA.OB.” Image common stock is quoted on the OTCQB under the symbol “DISK.PK.” The following table shows the closing prices of RLJ common stock and Image common stock as reported on March 30, 2012, the last trading day before the business combination was publicly announced, and on [•  ], 2012, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the value of the Image merger consideration per share of Image common stock (after giving effect to the shares of Image common stock contributed to Image prior to the effective time of the Image merger and any unvested restricted shares of Image common stock cancelled prior to the effective time of the Image merger and less 150,000 shares of New RLJ common stock relating to expenses incurred by Image in connection with the Image merger agreement), which was calculated by multiplying the closing price of RLJ common stock as of the specified date multiplied by the quotient obtained by dividing the aggregate merger consideration payable to holders of Image common stock by the number of shares of Image common stock outstanding immediately prior to the effective time of the Image merger.

	Image Common Stock		RLJ Common Stock		Value Per Share of Image Common Stock
March 30, 2012		$0.08		$9.75		$0.095
[• ], 2012	$	[• ]	$	[• ]	$	[• ]

The market prices of RLJ common stock and Image common stock will fluctuate prior to the consummation of the business combination. You should obtain current market quotations for the shares.

Neither RLJ nor Image currently pays a quarterly dividend on its common stock. Under the terms of the Image merger agreement, during the period before the effective times of the mergers, Image is prohibited from paying any dividends on its common stock, unless Image has received prior written consent from RLJ.

New RLJ Subordinated Notes

The subordinated promissory notes of New RLJ to be issued pursuant to the Image preferred stock purchase agreement will constitute unsecured subordinated obligations of New RLJ. The subordinated promissory notes will bear interest at the rate of 12.0% per annum (increasing to 14.0% per annum during the continuance of an event of default), and accrued interest for each calendar year will be due and payable on May 15 of the following calendar year, and on the maturity date described below. A minimum of 5.4% per annum of interest will be payable in cash on each interest payment date, and additional cash interest may be payable, at New RLJ’s discretion, under certain circumstances. Any interest which is not paid in cash will be payable through the issuance of additional subordinated promissory notes, or, at the holder’s option, in shares of common stock of New RLJ valued at their market price at or about the time of issuance. The principal of the subordinated promissory notes will be due and payable in a single payment on the earlier of the sixth anniversary of issuance or one year from the original stated maturity date of New RLJ’s senior secured debt, or upon a change of control of New RLJ. The subordinated promissory notes will be subordinated to the prior payment in full of New RLJ’s senior secured debt and may be further subordinated to additional indebtedness which New RLJ may incur from time to time, subject to satisfaction of certain financial tests.

Pursuant to the Image preferred stock purchase agreement, $22.0 million of the purchase price thereunder will consist of $7.2 million in cash, which we refer to as the cash portion, and $14.8 million in principal amount of the subordinated promissory notes described above, which we refer to as the notes portion; provided that (i) at closing, the cash portion will be increased, and the notes portion decreased, by an amount equal to any additional vendor financing delivered into the transactions contemplated by the Image merger agreement; and (ii) if immediately prior to closing, after giving effect to any redemptions or capital related transactions as may be necessary in order to consummate the transactions contemplated by the Image merger agreement, RLJ has greater than $92.0 million in cash (excluding (a) any amounts drawn under the SunTrust or other senior line of credit and (b) any cash held by RLJ outside of the trust account immediately prior to closing), which we refer to as the cash amount, then the cash portion will be increased, dollar for dollar, in an amount equal to 50% of the difference between the actual amount of cash (excluding (a) any amounts drawn under the SunTrust or other senior line of credit and (b) any cash held by RLJ outside of the trust account immediately prior to closing) and the cash amount; provided further, that the cash portion will not be more than $22.0 million under any circumstances. The notes portion will be reduced, dollar for dollar, by an amount equal to any increase in the cash portion.

Proposed Senior Credit Facility

To finance a portion of the purchase price and related costs of the business combination, New RLJ anticipates entering into a senior credit facility, which we refer to as the SunTrust senior credit facility, with a group of lenders headed by SunTrust Bank as Administrative Agent. The SunTrust senior credit facility will initially include a $20.0 million revolving credit facility and a $22.0 million term loan, with the right of New RLJ to increase such facilities (in the form of an increased revolver and/or an additional term loan, as determined by New RLJ prior to the closing) by up to an aggregate of $30.0 million, which we refer to as the incremental facility, provided that any portion of such increase which is designated to be in the form of a term loan must be borrowed on or before the first anniversary of the closing. The SunTrust senior credit facility will be guaranteed by Image, Acorn and their subsidiaries (other than ACL and its subsidiaries), and will be secured by substantially all of the assets of New RLJ and the guarantors (other than Acorn Media Australia Pty, Ltd., or Acorn Australia, Acorn’s Australian subsidiary). In addition to those commitments, New RLJ may further increase the lending commitments under the SunTrust senior credit facility by up to a total of $25 million (of which no more than $5 million may be in the form of a revolver increase) subject to the approval of each lender whose commitment is to be increased and subject to certain other conditions. A description of the SunTrust senior credit facility is set forth in the section entitled “The Business Combination — Proposed Senior Credit Facility” beginning on page 185. The closing of the SunTrust senior credit facility is subject to a number of customary conditions and there can be no assurance that New RLJ will enter into the SunTrust senior credit facility.

RLJ Special Meeting

Date, Time and Place

A special meeting of the stockholders of RLJ will be held at [•  ] on [•  ], 2012, at [•  ], Eastern time, unless the special meeting is adjourned or postponed.

Purposes of the Special Meeting

At the special meeting, RLJ stockholders will be asked to consider and vote upon the following matters and to transact such other business that may properly come before the meeting:

•	a proposal to approve and adopt the Image merger agreement;
•	a proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ; and
•	a proposal to approve the adjournment of the special meeting (if it is necessary or appropriate to solicit additional proxies because there are not sufficient votes to approve and adopt the Image merger agreement)

Record Date; Shares Entitled to Vote

Holders of shares of RLJ common stock as of the close of business on [•  ], 2012, or the RLJ record date, are entitled to notice of, and to vote at, the special meeting or one or more adjournments thereof. Each share of RLJ common stock is entitled to one vote.

As of the RLJ record date, [•  ] shares of RLJ common stock were outstanding and entitled to vote at the RLJ special meeting.

Vote Required

Proposal to Approve and Adopt the Image merger agreement by RLJ stockholders:  Approving and adopting the Image merger agreement requires the affirmative vote of holders of a majority of the shares of RLJ common stock outstanding and entitled to vote. Accordingly, an RLJ stockholder’s failure to submit a proxy card or to vote in person at the special meeting, an abstention from voting, or the failure of an RLJ stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to approve and adopt the Image merger agreement.

Proposal to Approve and Adopt the 2012 Incentive Compensation Plan of New RLJ by RLJ stockholders:  Approving and adopting the 2012 Incentive Compensation Plan of New RLJ requires the affirmative vote of holders of a majority of the shares of RLJ common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of such vote.

Proposal to Approve the Adjournment of the RLJ Special Meeting by RLJ stockholders:  Approving the adjournment of the special meeting (if it is necessary or appropriate to solicit additional proxies because there are not sufficient votes to approve and adopt the Image merger agreement) requires the affirmative vote of holders of a majority of the shares of RLJ common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the adjournment proposal, regardless of whether a quorum is present. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

Recommendation of the RLJ Board

The RLJ board has unanimously (i) approved the Image merger agreement and the consummation of the transactions contemplated thereby upon the terms and subject to the conditions set forth in the Image merger agreement, (ii) determined that the terms of the business combination are fair to, and in the best interests of, RLJ and its stockholders, (iii) directed that the Image merger agreement be submitted to RLJ stockholders for approval and adoption, (iv) recommended that RLJ stockholders approve and adopt the Image merger agreement, and (v) declared the advisability of the Image merger agreement, the Image preferred stock purchase agreement, the RLJ merger and the Acorn acquisition.

THE RLJ BOARD UNANIMOUSLY RECOMMENDS THAT RLJ STOCKHOLDERS VOTE:

•	“FOR” THE PROPOSAL TO APPROVE AND ADOPT THE IMAGE MERGER AGREEMENT;
•	“FOR” THE PROPOSAL TO APPROVE AND ADOPT THE 2012 INCENTIVE COMPENSATION PLAN OF NEW RLJ; AND

•	“FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING (IF IT IS NECESSARY OR APPROPRIATE TO SOLICIT ADDITIONAL PROXIES BECAUSE THERE ARE NOT SUFFICIENT VOTES TO APPROVE AND ADOPT THE IMAGE MERGER AGREEMENT).

We refer to the recommendation that RLJ stockholders vote “FOR” the proposal to approve and adopt the Image merger agreement as the RLJ recommendation. See “The Business Combination —  Recommendation of the RLJ Board; RLJ’s Reasons for the Business Combination” beginning on page 159.

Image Special Meeting

Date, Time and Place

A special meeting of the stockholders of Image will be held at [•  ] on [•  ], 2012, at [•  ], Pacific time, unless the special meeting is adjourned or postponed.

Purposes of the Special Meeting

At the special meeting, Image stockholders will be asked to consider and vote upon the following matters and to transact such other business that may properly come before the meeting:

•	a proposal to approve and adopt the Image merger agreement;
•	a proposal to approve and adopt the 2012 Incentive Compensation Plan of new RLJ;
•	a proposal to approve the adjournment of the Image special meeting; and
•	a non-binding, advisory proposal to approve the merger-related compensation arrangements of Image’s executive officers.

Record Date; Shares Entitled to Vote

Only holders of record of shares of Image common stock at the close of business on the Image record date will be entitled to notice of, and to vote at, the special meeting or one or more adjournments thereof. Each outstanding share of Image common stock entitles its holder to cast one vote.

As of the Image record date, there were [•  ] shares of Image common stock outstanding and entitled to vote at the Image special meeting.

Vote Required

Proposal to Approve and Adopt the Image merger agreement by Image stockholders:  Adopting the Image merger agreement requires the affirmative vote of holders of a majority of the shares of Image common stock outstanding and entitled to vote. Accordingly, an Image stockholder’s failure to submit a proxy card or to vote in person at the special meeting, an abstention from voting, or the failure of an Image stockholder who holds his or her shares in “street name” through a broker, bank or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to approve and adopt the Image merger agreement.

Proposal to Approve and Adopt the 2012 Incentive Compensation Plan of New RLJ by Image stockholders:  Approving and adopting the 2012 Incentive Compensation Plan of new RLJ requires the affirmative vote of holders of a majority of the shares of Image common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of such vote.

Proposal to Approve the Adjournment of the Image Special Meeting by Image stockholders:  Approving the adjournment of the special meeting requires the affirmative vote of holders of a majority of the shares of Image common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

Non-Binding, Advisory Proposal to Approve the Merger-Related Compensation Arrangements of Image’s Named Executive Officers by Image stockholders:  Approving on a non-binding, advisory basis the merger-related compensation arrangements of Image’s named executive officers requires the affirmative vote of holders of a majority of the shares of Image common stock present, in person or represented by proxy, at the special meeting and entitled to vote on the proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation arrangements, while broker non-votes and shares not in attendance at the special meeting will have no effect on the outcome of the vote.

The JH Entities have entered into the support agreement with RLJ, pursuant to which each of the JH Entities has agreed to vote its shares of Image common stock in favor of the proposal to approve and adopt the Image merger agreement. The JH Entities own approximately 70% of the outstanding shares of Image common stock, and therefore have enough shares to approve and adopt the Image merger agreement and the Image merger without the vote of any other Image stockholder.

Recommendation of the Image Board

The Image board has unanimously (i) approved the Image merger agreement and consummation of the Image merger upon the terms and subject to the conditions set forth in the Image merger agreement, (ii) determined that the terms of the Image merger agreement, the Image merger and the other transactions contemplated by the Image merger agreement are fair to, and in the best interests of, Image and its stockholders, (iii) directed that the Image merger agreement be submitted to Image stockholders for adoption at the Image special meeting, (iv) recommended that Image’s stockholders adopt the Image merger agreement and (v) declared the advisability of the Image merger agreement and the Image merger.

THE IMAGE BOARD UNANIMOUSLY RECOMMENDS THAT IMAGE STOCKHOLDERS VOTE:

•	“FOR” THE PROPOSAL TO APPROVE AND ADOPT THE IMAGE MERGER AGREEMENT;
•	“FOR” THE PROPOSAL TO APPROVE AND ADOPT THE 2012 INCENTIVE COMPENSATION PLAN OF NEW RLJ;
•	“FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING; AND
•	“FOR” THE NON-BINDING, ADVISORY PROPOSAL TO APPROVE THE MERGER-RELATED COMPENSATION ARRANGEMENTS OF IMAGE’S NAMED EXECUTIVE OFFICERS.

We refer to the recommendation that Image stockholders vote “FOR” the proposal to approve and adopt the Image merger agreement as the Image recommendation. See “The Business Combination — Recommendation of the Image Board; Image’s Reasons for the Business Combination” beginning on page 162.

RLJ’s Financial Advisor

RLJ engaged Lazard Middle Market LLC, or Lazard Middle Market, as its exclusive financial advisor to assist with the business combination. Upon consummation of the business combination, Lazard Middle Market is entitled to receive a fee of $1,000,000 from RLJ. Lazard Middle Market is also entitled to reimbursement from RLJ of certain of its expenses in connection with its engagement as RLJ’s financial advisor. The RLJ board did not request, and therefore will not receive, a fairness opinion from Lazard Middle Market in connection with the business combination. Lazard Capital Markets LLC, or Lazard Capital Markets, served as lead underwriter of RLJ’s initial public offering and RLJ paid to Lazard Capital Markets and the other underwriter of RLJ’s initial public offering underwriting discounts and commissions equal to approximately $3,600,000 upon consummation of the offering. Lazard Capital Markets and the other underwriter of RLJ’s initial public offering are entitled to receive deferred underwriting discounts and commissions equal to approximately $3,600,000 upon consummation of the business combination. Additionally, RLJ has engaged Lazard Capital Markets as capital markets advisor in connection with the business combination. No fee is payable to Lazard Capital Markets in connection with its engagement by RLJ. Lazard Capital Markets is, however, entitled to reimbursement from RLJ of certain of its expenses in connection with its engagement as RLJ’s capital markets advisor. The relationship between Lazard Middle Market and Lazard Capital Markets, which we refer to collectively as the Lazard Representatives, is governed by a business alliance agreement between their respective parent companies.

Financial Advisors to Image and the Image Special Committee

EarlyBirdCapital, Inc., which we refer to as EarlyBirdCapital, acted as financial advisor to Image in connection with the transactions contemplated by the Image merger agreement. Salem Partners LLC, which we refer to as Salem Partners, acted as financial advisor to the special committee of the Image board, which we refer to as the special committee, in connection with the transactions contemplated by the Image merger agreement. Salem Partners has provided the special committee with an opinion that concluded that, as of the date of such opinion, and based upon and subject to the qualifications, limitations and assumptions set forth therein, the merger consideration to be received by the holders of Image common stock, other than the JH entities and certain officers, directors and other stockholders, who we refer to collectively as the insider stockholders, was fair, from a financial point of view, to such holders of Image common stock in the Image merger. We have attached a copy of the Salem Partners fairness opinion to this joint proxy statement/prospectus as Annex D. We have also provided a description of the analyses undertaken by Salem Partners. See “The Business Combination — Opinion of Image’s Special Committee Financial Advisor” beginning on page 165.

Interests of Officers and Directors in the Business Combination

Certain of Image’s and RLJ’s executive officers and directors have financial interests in the business combination that are different from, or in addition to, the interests of RLJ’s stockholders and Image’s stockholders, other than the insider stockholders.

With respect to RLJ’s executive officers and directors, these interests include, among other things:

•	RLJ’s amended and restated articles of incorporation provide that if a definitive agreement to consummate a business combination has been executed but no business combination is consummated by November 22, 2012, RLJ is required to begin the dissolution process provided for in RLJ’s amended and restated articles of incorporation. In the event of a dissolution:
º	the 3,593,750 shares of RLJ common stock that RLJ’s founders purchased prior to RLJ’s initial public offering for an aggregate purchase price of approximately $25,000 would become worthless, as the RLJ founders have waived any right to receive liquidation distributions with respect to these shares. Such shares had an aggregate market value of approximately $[• ] million, based upon the closing price of $[• ] on the OTCBB on [• ], 2012, the record date for the special meeting of RLJ’s stockholders.
º	all of the 6,666,667 sponsor’s warrants purchased by RLJ’s sponsor at a price of $0.75 per warrant for an aggregate purchase price of $5,000,000 would expire and become worthless. Such warrants had an aggregate value of approximately $[• ] million, based on the closing price of the RLJ warrants of $[• ] of the RLJ common stock on the OTCBB on [• ], 2012, the record date for the special meeting of RLJ’s stockholders.
•	RLJ expects that Mr. Robert L. Johnson and Mr. H. Van Sinclair will be members of New RLJ’s board of directors following the consummation of the business combination, and Mr. Johnson will serve as Executive Chairman of New RLJ.

Mr. Johnson, who controls RLJ’s sponsor and is a member of RLJ’s board of directors, has agreed that, if RLJ dissolves prior to the consummation of a business combination, he will personally indemnify RLJ for any and all loss, liability, claim, damage and expense which it may become subject to as a result of a claim by any vendor, prospective target business or other entity that is owed money by RLJ for services rendered or products sold to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds held in RLJ’s trust account.

Image’s executive officers’ and directors’ interests in the business combination include, among other things:

•	with respect to the executive officers of Image, the potential receipt of severance payments;
•	the retention of officers of Image as officers of New RLJ;
•	the designation of two officers and directors of Image as directors of New RLJ;
•	continuation of various indemnification and insurance obligations;
•	the treatment of restricted stock held by Image executive officers and directors at the effective time;
•	the contribution of shares of Image common stock held by the executive officers and directors of Image and affiliates of directors to Image;
•	the purchase by New RLJ of Image Series B Preferred Stock held by certain officers and directors of Image and affiliates of directors;
•	share escrow and note transfer arrangements entered into between the executive officers of Image and Image’s principal stockholders in connection with the Image merger; and
•	the executive officers guarantee obligations under Image’s credit facility, which obligations will terminate if the business combination is completed.

The members of the RLJ board and the members of the special committee and the Image board were aware of and considered the interests summarized above, among other matters, in evaluating and negotiating the Image merger agreement and the transactions contemplated thereby and in recommending to RLJ and Image stockholders, respectively, that the Image merger agreement be approved and adopted. These interests are described in more detail in the sections of this document entitled “The Business Combination — Interests of RLJ Directors and Officers in the Business Combination” and “The Business Combination — Interests of Image Directors and Officers in the Business Combination” beginning on page 178.

Material U.S. Federal Income Tax Consequences

The RLJ merger and the Image merger are expected to qualify as part of exchange described in Section 351 of the Code. It is a condition to RLJ’s obligation to complete the RLJ merger that New RLJ receive an opinion of its counsel, Greenberg Traurig, to the effect that the RLJ merger and the Image merger should qualify as part of an exchange described in Section 351(a) of the Code. It is a condition to Image’s obligation to complete the Image merger that Image receive a written opinion of its counsel, Perkins Coie, to the effect that the RLJ merger and the Image merger should qualify as part of an exchange described in Section 351(a) of the Code. If the RLJ merger and the Image merger qualify as part of an exchange described in Section 351, then:

•	U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 187) of RLJ common stock generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of RLJ common stock for New RLJ common stock; and
•	U.S. holders of Image common stock generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of Image common stock for New RLJ common stock.

You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the mergers to you. See “Material U.S. Federal Income Tax Consequences” on page 187.

Officers and Directors of New RLJ

Upon completion of the business combination, the following individuals will serve as directors and management of New RLJ:

Name	Position
Robert L. Johnson	Executive Chairman of the Board
Theodore S. Green	Chief Executive Officer, Director
Peter Edwards	Non-Executive Vice-Chairman, Independent Director
Miguel Penella	President and Chief Operating Officer, Director
H. Van Sinclair	Independent Director
John W. Hyde	President, Global and Strategic Development, Director
John P. Avagliano	Chief Financial Officer
Director Nominee	Independent Director
Director Nominee	Independent Director
Director Nominee	Independent Director

For more information on the new directors and management of New RLJ, see “New RLJ Executive Officers and Directors” beginning on page 219.

Listing of New RLJ Common Stock

New RLJ has applied to list the shares of New RLJ common stock and the warrants to purchase New RLJ common stock received by RLJ stockholders, Image stockholders and Acorn shareholders, as applicable, in the business combination on The NASDAQ Stock Market under the symbols “RLJE” and “RLJEW,” respectively.

Comparison of Stockholder Rights

As a result of the mergers, the holders of RLJ common stock and Image common stock will become holders of New RLJ common stock. Following the mergers, RLJ stockholders and Image stockholders will have different rights as stockholders of New RLJ than they had as stockholders of RLJ and Image due to the different provisions of the governing documents of RLJ, Image and New RLJ. For a summary of the material differences among the rights of RLJ stockholders, Image stockholders and New RLJ stockholders, see “Comparison of Stockholder Rights” beginning on page 253.

SELECTED HISTORICAL FINANCIAL DATA OF RLJ

New RLJ is providing the information set forth below to assist you in your analysis of the financial aspects of the business combination. The following selected historical financial information for RLJ as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and the periods from November 12, 2010 (date of inception) to December 31, 2010 and November 12, 2010 (date of inception) to December 31, 2011 are derived from RLJ’s audited financial statements, which are included elsewhere in this joint proxy statement/prospectus.

The selected consolidated financial data of RLJ as of and for the three months ended March 31, 2012 and March 31, 2011 are derived from RLJ’s unaudited condensed consolidated financial statements and related notes for the quarterly period ended March 31, 2012, which are included elsewhere in this joint proxy statement/prospectus. In the opinion of management, all adjustments necessary for a fair presentation of the interim three months financial information have been included. The following information is only a summary and should be read in conjunction with the audited financial statements of RLJ for the year ended December 31, 2011 and the periods from November 12, 2010 (date of inception) to December 31, 2010 and November 12, 2010 (date of inception) to December 31, 2011 and the notes thereto and the section entitled “Information About RLJ — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which appear elsewhere in this joint proxy statement/prospectus.

	As of and for the Three Months Ended
	March 31, 2012	March 31, 2011		As of and for the Years Ended December 31,
			2011	2010	2009	2008	2007
	(Unaudited)			($ in thousands, except per share amounts)
Revenues	$—	$—		$—	$—	$—	$—	$—
General and administrative expenses	$374	$(83)		$506	$25	$—	$—	$—
Loss from operations	$(374)	$(83)		$(506)	$(25)	$—	$—	$—
Net Loss	$(361)	$(61)		$(422)	$(25)
Basic and diluted earnings per share:
Net Loss per Common Share	$(0.02)	$(0.01)		$(0.03)	$(0.01)	$—	$—	$—
Total assets	$143,902	$144,722		$144,295	$353	$—	$—	$—
Total long-term liabilities	$3,594	$3,594		$3,594	$—	$—	$—	$—
Common stock subject to possible redemption	$135,185	$135,906		$135,546	$—	$—	$—	$—
Total stockholders' equity	$140,185	$140,906		$140,546	$(199)	$—	$—	$—

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF IMAGE

Image is providing the information set forth below to assist you in your analysis of the financial aspects of the business combination. The following selected consolidated financial information of Image as of and for the fiscal years ended March 31, 2012 and 2011, has been derived from Image’s audited financial statements for those years, which are included in this joint proxy statement/prospectus. The consolidated financial information of Image as of and for the fiscal years ended March 31, 2010, 2009 and 2008, has been derived from Image’s audited financial statements for those years, which are not included in this proxy statement.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Image or the combined company, and you should read the following information together with Image’s audited consolidated financial statements, the notes related thereto and the section entitled “Information About Image — Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this joint proxy statement/prospectus.

	As of and for the Years Ended March 31,
	2012	2011	2010	2009	2008
	($ in thousands, except per share amounts)
Net Revenues	$100,086	$88,959	$93,070	$130,691	$95,818
Income (Loss) from Operations	$(1,076)	$671	$(11,153)	$(3,650)	$(19,670)
Net Loss Applicable to Common Shareholders	$(3,184)	$(1,575)	$(6,950)	$(1,804)	$(23,053)
Basic and diluted earnings per share:
Net Loss per Common Share	$(0.01)	$(0.01)	$(0.31)	$(0.08)	$(1.06)
Total Assets	$75,742	$73,712	$67,397	$84,713	$84,813
Long-term debt, less current portion, less debt discount	$349	$1,443	$—	$5,663	$16,309
Other long-term liabilities	$7,318	$6,149	$1,520	$2,105	$2,560
Series B Cumulative preferred stock	$5,839	$5,839	$6,019	$—	$—
Series C Junior participating preferred stock	$—	$—	$10,895	$—	$—
Stockholders' equity (deficit)	$7,443	$9,303	$(861)	$5,497	$7,226

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF ACORN

Acorn is providing the information set forth below to assist you in your analysis of the financial aspects of the business combination. The following selected consolidated financial information of Acorn as of December 31, 2011, 2010 and 2009, and for the years ended December 31, 2011, 2010 and 2009, has been derived from Acorn’s consolidated financial statements, which are included in this joint proxy statement/prospectus. The consolidated financial information of Acorn as of and for the years ended December 31, 2008 and 2007, are derived from Acorn’s audited consolidated financial statements, which are not included in this joint proxy statement/prospectus.

The selected consolidated financial data of Acorn as of and for the three months ended March 31, 2012 and March 31, 2011 are derived from Acorn’s unaudited condensed consolidated financial statements and related notes for the quarterly period ended March 31, 2012, which are included elsewhere in this joint proxy statement/prospectus. In the opinion of management, all adjustments necessary for a fair presentation of the interim three months financial information have been included. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Acorn or the combined company, and you should read the following information together with Acorn’s historical consolidated audited financial statements, the notes related thereto and the section entitled “Information About Acorn —  Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this joint proxy statement/prospectus.

As an S-Corporation, Acorn pays minimal income taxes on U.S. sourced taxable income. All federal income taxes are paid by Acorn’s shareholders.

	As of and for the Three Months Ended
	March 31, 2012	March 31, 2011		As of and for the Years Ended December 31,
			2011	2010	2009	2008	2007
	(Unaudited)			($ in thousands, except per share amounts)
Net Sales	$19,345	$17,452		$83,712	$82,556	$78,649	$90,975	$77,669
Operating Income	$2,632	$4,386		$9,036	$11,505	$8,282	$7,663	$10,441
Net Income attributable to Acorn Media Group, Inc.	$2,750	$4,258		$7,842	$10,406	$7,866	$6,909	$9,865
Basic earnings per share:
Net Income per Common Share	$2.69	$4.16		$7.66	$10.17	$7.69	$6.75	$9.64
Diluted earnings per share:
Net Income per Common Share	$2.61	$4.11		$7.59	$10.05	$7.46	$6.42	$9.29
Total Assets	$69,854	$51,819		$52,703	$52,458	$40,298	$38,851	$33,185
Total long-term liabilities	$19,192	$1,284		$242	$2,218	$—	$—	$—
Total stockholders' equity	$32,490	$30,868		$29,827	$27,809	$21,285	$18,788	$18,625

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows summary unaudited pro forma condensed combined financial information regarding the financial condition and results of operations of the combined company after giving effect to the proposed business combination. The summary unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting under GAAP standards, under which the assets and liabilities of RLJ, Image and Acorn (which includes ACL) are presented at their estimated fair value as of the date the proposed business combination is completed. The summary unaudited pro forma condensed combined balance sheet assumes that the business combination took place on March 31, 2012. The summary unaudited pro forma condensed combined income statements for the three months ended March 31, 2012 and the year ended December 31, 2011 assumes that the business combination took place on January 1, 2011, the first day of New RLJ’s fiscal year 2011.

The Summary unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the more detailed unaudited pro forma condensed combined financial statements of the combined company in this joint proxy statement/prospectus and the accompanying notes to those unaudited pro forma condensed combined financial statements. In addition, the summary unaudited pro forma condensed combined financial statements were based on and should be read in conjunction with the historical consolidated financial statements and related notes of RLJ, Image, Acorn and ACL for the applicable periods, which have been included in this joint proxy statement/prospectus.

The summary unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the business combination been completed as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the business combination.

	Twelve Months Ended December 31, 2011
	Historical
	For the twelve months ended Dec 31, 2011 RLJ	For the twelve months ended Mar 31, 2011 Image	For the twelve months ended Dec 31, 2011 Acorn	Adjustments	Pro forma assuming no redemptions	Additional adjustments		Pro forma assuming redemptions of $51.1 million
	($ in thousands, except per share amounts)
Summary Statement of Pro Forma Combined Income Data:
Net revenues	$—	$100,086	$83,712	$—	$183,798		$—	$183,798
Depreciation and amortization expense	$—	$998	$524	$25,409	$26,931		$—	$26,931
Income (Loss) from Operations	$(506)	$(1,076)	$9,036	$(25,265)	$(17,811)		$—	$(17,811)
Net income (loss)	$(422)	$88	$8,107	$(17,116)	$(9,343)		$(1,337)	$(10,680)
Net loss to Common	$(422)	$(3,184)	$7,842	$(13,579)	$(9,343)		$(1,337)	$(10,680)
Basic and diluted earnings per share:
Net Loss to Common per Common Share	n/a	n/a	n/a	n/a	$(0.51)	$	n/a	$(0.81)

	Three Months Ended March 31, 2012
	Historical
	For the three months ended Mar 31, 2012 RLJ	For the three months ended Mar 31, 2012 Image	For the three months ended Mar 31, 2012 Acorn	Adjustments	Pro forma assuming no redemptions	Additional adjustments	Pro forma assuming redemptions of $51.1 million
	($ in thousands, except per share amounts)
Summary Statement of Pro Forma Combined Income Data:
Net revenues	$—	$21,861	$19,345	$—	$41,206	$—	$41,206
Depreciation and amortization expense	$—	$249	$123	$6,230	$6,602	$—	$6,602
Income (Loss) from Operations	$(374)	$(905)	$2,632	$(6,194)	$(4,841)	$—	$(4,841)
Net income (loss)	$(361)	$1,412	$2,884	$(4,388)	$(453)	$(334)	$(787)
Net loss to Common	$(361)	$558	$2,750	$(3,400)	$(453)	$(334)	$(787)
Basic and diluted earnings per share:
Net Loss to Common per Common Share	n/a	n/a	n/a	n/a	$(0.02)	n/a	$(0.05)

	As of March 31, 2012
	Historical RLJ	Historical Image	Historical Acorn	Adjustments	Pro forma assuming no redemptions	Additional adjustments	Pro forma assuming redemptions of $51.1 million
Summary Pro Forma Combined Balance Sheet Data:
Total Assets	$143,902	$75,742	$69,854	$(33,889)	$255,609	$(26,989)	$228,620
Long-term debt, less current portion, less debt discount	$—	$—	$18,891	$3,109	22,000	$15,000	37,000
Other long-term liabilities	$—	$7,667	$301	$(3,018)	$4,950	$—	$4,950
Total Shareowners' equity	$140,185	$13,282	$32,490	$(13,932)	$172,025	$(51,129)	$120,896
Basic Shares	n/a	n/a	n/a	n/a	20,315,750	(5,138,593)	15,177,157

COMPARATIVE PER SHARE DATA

The following table sets forth selected historical per share data for RLJ, Image and Acorn, and unaudited pro forma combined per share ownership information after giving effect to the proposed business combination, assuming (i) that no RLJ public stockholders exercise their redemption rights, and (ii) that RLJ common stock in the aggregate amount of $51.1 million is redeemed. RLJ is providing this information to assist you in your analysis of the financial aspects of the proposed business combination. The historical information should be read in conjunction with “Selected Consolidated Historical Financial Data of RLJ,” “Selected Consolidated Historical Financial Data of Image” and “Selected Consolidated Historical Financial Data of Acorn” included elsewhere in this joint proxy statement/prospectus and the historical consolidated and combined financial statements of RLJ, Image and Acorn and the related notes thereto included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited condensed combined pro forma financial data and related notes included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma consolidated per share information does not purport to represent what the actual results of operations of RLJ, Image and Acorn would have been had the business combination been completed or to project New RLJ’s results of operations that may be achieved after the proposed business combination. The unaudited pro forma book value per share information below does not purport to represent what the value of RLJ, Image and Acorn would have been had the business combination been completed nor the book value per share for any future date or period.

	Year ended December 31, 2011	Three months ended March 31, 2012
RLJ Acquisition, Inc. – Historical
Loss per share from continuing operations:
Basic and diluted	$(0.03)	$(0.02)
Cash dividends declared per share of common stock	$—	$—
Book value per share of common stock:
Carrying value of stockholders' equity	$5,000,008	$5,000,006
Shares of common stock oustanding	17,968,750	17,968,750
Book value per share of common stock	$0.28	$0.28

Year ended March 31, 2012
Image Entertainment, Inc. – Historical
Loss per share from continuing operations:
Basic and diluted	$(0.01)
Cash dividends declared per share of common stock	$—
Book value per share of common stock:
Carrying value of stockholders' equity	$7,443,000
Shares of common stock oustanding	256,402,000
Book value per share of common stock	$0.03

	Year ended December 31, 2011	Three months ended March 31, 2012
Acorn Media Group, Inc. – Historical
Income per share from continuing operations:
Basic	$7.66	$2.69
Diluted	$7.34	$2.61
Cash distributions per share of common stock	$5.78	$5.78
Book value per share of common stock:
Carrying value of shareholders' equity	$29,827,070	$32,489,988
Shares of common stock oustanding	1,023,466	1,023,466
Book value per share of common stock	$29.14	$31.75

	Assuming no redemptions	Assuming redemptions of $51.1 million
Pro forma combined amounts –
Loss per share from continuing operations:
Basic and diluted – year ended December 31, 2011	$(0.43)	$(0.70)
Basic and diluted – three months ended March 31, 2012	$(0.01)	$(0.04)
Cash distributions per share of common stock(1)	$—	$—
Book value per share of common stock as of March 31, 2012:
Carrying value of stockholders' equity	$172,025,000	$120,896,000
Shares of common stock oustanding(2),(3)	20,315,750	15,177,157
Book value per share of common stock	$8.47	$7.97

(1)	Assumes that no cash amounts would have been distributed had the business combination taken place as of January 1, 2011.
(2)	Amount is comprised of RLJ's common shares outstanding as of March 31, 2012 (17,968,750 shares), including shares of common stock that are subject to redemption, plus shares issued to consummate the business combination (3,140,000 shares), less RLJ sponsor shares cancelled (793,000).
(3)	Shares of RLJ common stock redeemed have been calculated assuming a redemption price of $9.95 per share.

MARKET PRICE AND DIVIDEND INFORMATION

RLJ common stock is quoted on the OTCBB under the symbol “RLJA.OB.” RLJ warrants are quoted on the OTCBB under the symbol “RLJAW.OB.” Image common stock is quoted on the OTCQB under the symbol “DISK.PK.” The following table sets forth, for the periods indicated, the high and low sales prices per share of RLJ common stock and Image common stock on the OTCBB and the OTCQB, respectively.

	RLJ Common Stock		RLJ Warrants
	High	Low	High	Low
Fiscal Year 2012
First Quarter	$9.76	$9.54	$0.46	$0.40
Second Quarter	$10.00	$9.85	$0.45	$0.20
Fiscal Year 2011
First Quarter	$9.50	$9.45	$0.45	$0.43
Second Quarter	$9.55	$9.50	$0.55	$0.45
Third Quarter	$9.55	$9.48	$0.54	$0.40
Fourth Quarter	$9.56	$9.50	$0.45	$0.35

	Image Common Stock
	High	Low
Fiscal Year 2013
First Quarter	$0.12	$0.06
Fiscal Year 2012
First Quarter	$0.19	$0.15
Second Quarter	$0.18	$0.07
Third Quarter	$0.13	$0.03
Fourth Quarter	$0.13	$0.04
Fiscal Year 2011
First Quarter	$0.24	$0.17
Second Quarter	$0.25	$0.15
Third Quarter	$0.20	$0.13
Fourth Quarter	$0.22	$0.13

Neither RLJ nor Image has paid dividends on common stock during 2012 or 2011, and neither company has any current intention of doing so.

Acorn is a privately held company and there is no established public trading market for shares of its common stock.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote or instruct your vote to be cast to approve the proposals described in this joint proxy statement/prospectus.

Risks Factors Relating to RLJ

RLJ’s initial stockholders have agreed to vote in favor of such initial business combination, regardless of how RLJ’s public stockholders vote.

Unlike many other blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, RLJ’s initial stockholders have agreed to vote all the shares they own in favor of RLJ’s initial business combination. RLJ’s initial stockholders own 20% of RLJ’s outstanding shares of common stock. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if RLJ’s initial stockholders agreed to vote their founder shares in accordance with the majority of the votes cast by RLJ’s public stockholders.

RLJ, its sponsor, directors, officers, advisors and their affiliates may elect to purchase shares from RLJ stockholders, in which case RLJ or such sponsor, directors, officers, advisors and their affiliates may influence a vote in favor of a proposed business combination that you do not support.

RLJ may privately negotiate transactions to purchase shares after the closing of the business combination from RLJ stockholders who would have otherwise elected to have their shares redeemed in conjunction with the proxy solicitation for the proposed business combination. RLJ’s sponsor, directors, officers, advisors or their affiliates may also purchase shares in privately negotiated transactions. Neither RLJ nor its directors, officers, advisors or their affiliates will make any such purchases when RLJ or such sponsor, directors, officers, advisors or their affiliates are in possession of any material non-public information. Such a purchase would include a contractual acknowledgement that such RLJ stockholder, although still the record holder of RLJ’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that RLJ or its sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Although RLJ does not currently anticipate paying any premium purchase price for such public shares, in the event RLJ does, the payment of a premium may not be in the best interest of those RLJ stockholders not receiving any such additional consideration. In the event RLJ is the buyer in such privately negotiated purchases, RLJ could elect to use trust account proceeds to pay the purchase price in such transactions after the closing of the business combination.

The purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the business combination or, where the purchases are made by our sponsor, directors, officers, advisors or their affiliates, to satisfy a closing condition in an agreement with a target that requires RLJ to have a minimum net worth or a certain amount of cash at the closing of the business combination, where it appears that such requirement would otherwise not be met. This may result in the consummation of the business combination that may not otherwise have been possible.

RLJ’s purchases of common stock in privately negotiated transactions would reduce the funds available to New RLJ after the business combination, may make it more difficult to list New RLJ’s common stock on a national securities exchange, and may have negative economic effects on RLJ stockholders from whom RLJ does not purchase common stock in such private transactions.

RLJ may privately negotiate transactions to purchase shares after the closing of the business combination from RLJ stockholders who would have otherwise elected to have their shares redeemed in conjunction with the proxy solicitation in connection with the proposed business combination for a per-share pro rata portion of the trust account.

As a consequence of such purchases:

•	the public “float” of New RLJ common stock may be reduced and the number of beneficial holders of New RLJ’s securities may be reduced, which may make it difficult to obtain the quotation, listing or trading of New RLJ’s securities on a national securities exchange;
•	because the RLJ stockholders who sell their shares in a privately negotiated transaction or pursuant to open market transactions, as described above, may receive a per-share purchase price payable from the trust account that is not reduced by a pro rata share of the deferred underwriting commissions or franchise and income taxes payable, RLJ’s remaining stockholders may bear the entire payment of such deferred commissions and accrued and unpaid taxes (as well as up to $100,000 of net interest that may be released to us from the trust account to fund RLJ’s dissolution expenses in the event RLJ does not complete the business combination within 21 months from the closing of RLJ’s initial public offering). That is, the redemption price per share payable to public stockholders who elect to have their shares of RLJ common stock redeemed will be reduced by a larger percentage of the franchise and income taxes payable than it would have been in the absence of such privately negotiated or open market transactions, and RLJ stockholders who do not elect to have their shares redeemed and become New RLJ stockholders after the business combination will bear the economic burden of the entire deferred commissions and a larger percentage of the franchise and income taxes payable; and
•	the payment of any premium would result in a reduction in book value per share for the remaining RLJ stockholders compared to the value received by RLJ stockholders that have their shares purchased by us at a premium.

Subsequent to RLJ’s consummation of the business combination, RLJ may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New RLJ’s financial condition, results of operations and New RLJ’s stock price, which could cause you to lose some or all of your investment.

Although RLJ has conducted extensive due diligence on Image and Acorn, RLJ cannot assure you that this diligence revealed all material issues that may be present in Image’s and Acorn’s respective businesses, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Image’s, Acorn’s and RLJ’s control will not later arise. As a result, New RLJ may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if RLJ’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with RLJ’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New RLJ’s liquidity, the fact that New RLJ reports charges of this nature could contribute to negative market perceptions about New RLJ or its securities. In addition, charges of this nature may cause New RLJ to violate net worth or other covenants to which it may be subject as a result of New RLJ’s post-combination working capital facility.

There may be tax consequences of the Image merger that may adversely affect RLJ stockholders.

RLJ expects that the business combination can be effected as tax free to RLJ stockholders pursuant to Section 351 of the Code. To the extent the business combination does not so qualify, it could result in the imposition of substantial taxes on RLJ stockholders. See “Material U.S. Federal Income Tax Consequences” on page 187.

Unlike many other blank check companies, RLJ does not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for RLJ to consummate the business combination even if a substantial majority of RLJ’s stockholders do not agree.

Since RLJ has no specified maximum redemption threshold, RLJ’s structure is different in this respect from the structure that has been used by most blank check companies. Traditionally, blank check companies would not be able to consummate a business combination if the holders of the company’s public shares voted against a proposed business combination and elected to redeem or convert more than a specified percentage of the shares sold in such company’s initial public offering, which percentage threshold is typically between 19.99% and 39.99%. As a result, RLJ may be able to consummate the business combination even though a substantial majority of RLJ’s public stockholders do not agree with the transaction and have redeemed their shares. In no event, however, will RLJ redeem RLJ’s public shares in an amount that would cause RLJ’s stockholders’ equity to be less than $5,000,001. RLJ will not close the business combination unless it has at least $92.0 million of cash held either in or outside the trust account. RLJ’s amended and restated articles of incorporation require RLJ to provide all of RLJ’s stockholders with an opportunity to redeem all of their shares in connection with the consummation of any initial business combination. Consequently, if accepting all properly submitted redemption requests would cause RLJ’s stockholders’ equity to be less than $5,000,001, RLJ would not proceed with such redemption and the business combination and may instead search for an alternate business combination.

If RLJ is unable to complete an initial business combination within the prescribed time frame, its public stockholders will receive less than $10.00 per share on RLJ’s redemption, and RLJ’s warrants will expire worthless.

If RLJ is unable to complete its initial business combination by November 22, 2012 and is forced to cease operations and ultimately liquidate, the per-share redemption amount received by RLJ stockholders will be less than $10.00 because of the expenses of RLJ’s initial public offering, RLJ’s general and administrative expenses and the costs of seeking an initial business combination. Without taking into account interest, if any, earned on the trust account, net of franchise and income taxes payable and net of up to $2.0 million, subject to adjustment, in interest income on the trust account balance previously released to RLJ to fund working capital requirements, the per-share redemption amount received by RLJ stockholders would be $9.95, or $0.05 less than the per-unit offering price of $10.00. Furthermore, RLJ’s outstanding warrants are not entitled to participate in a liquidating distribution and will expire worthless.

RLJ may have insufficient time or funds to complete an alternative business combination if the RLJ merger proposal is not approved and adopted by RLJ’s stockholders or the Image merger is otherwise not completed.

RLJ must complete its initial business combination by November 22, 2012. If the RLJ merger proposal is not approved and adopted by RLJ’s stockholders, RLJ will not complete the business combination and may not be able to consummate an alternative business combination within the required time frame, either due to insufficient time or insufficient operating funds. In addition, RLJ’s negotiating position and RLJ’s ability to conduct adequate due diligence on any potential target may be reduced as the deadline for the consummation of a business combination approaches.

If third parties bring claims against RLJ, the proceeds held in the trust account could be reduced and the per-share liquidation amount received by stockholders may be less than approximately $9.95 per share.

RLJ’s placing of funds in the trust account may not protect those funds from third party claims against RLJ. Although RLJ will seek to have all vendors, service providers (other than RLJ’s independent accountants), prospective target businesses or other entities with which it does business execute agreements with RLJ waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of RLJ’s public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as other claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against RLJ’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, RLJ’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to RLJ than any alternative.

Examples of possible instances where RLJ may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with RLJ and will not seek recourse against the trust account for any reason. Upon the liquidation of RLJ’s trust account if it is unable to complete a business combination within the required time frame, or upon the exercise of a redemption right in connection with a business combination, RLJ will be required to provide for payment of claims of creditors that were not waived that may be brought against RLJ within the six years following liquidation or redemption. Accordingly, the per share liquidation or redemption amount received by stockholders could be less than the $9.95 per share held in the trust account, including interest but net of any franchise and income taxes payable and less up to $100,000 of such net interest that may be released to RLJ from the trust account to pay expenses associated with liquidating the trust account, due to claims of such creditors. Mr. Johnson, RLJ’s founder and chairman of the board, has agreed that upon the liquidation of RLJ or the trust account, he will be liable to RLJ if and to the extent any claims by a vendor for services rendered or products sold to RLJ, or a prospective target business with which RLJ has discussed entering into a transaction agreement, reduce the amounts in the trust account to below $9.95 per share except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under RLJ’s indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Johnson will not be responsible to the extent of any liability for such third party claims. However, RLJ has not asked Mr. Johnson to reserve for such indemnification obligations and RLJ cannot assure you that Mr. Johnson would be able to satisfy those obligations.

If the proceeds of the trust account become subject to a bankruptcy proceeding, the claims of creditors in such proceeding may have priority over the claims of RLJ’s stockholders and the per-share amount that would otherwise be received by RLJ’s stockholders in connection with the liquidation of the trust account may be reduced.

If RLJ files a bankruptcy petition or an involuntary bankruptcy petition is filed against RLJ that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in RLJ’s bankruptcy estate and subject to the claims of third parties with priority over the claims of RLJ’s stockholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by RLJ’s stockholders in connection with the liquidation of the trust account may be reduced.

The RLJ board did not obtain a fairness opinion in determining whether or not to proceed with the business combination and, as a result, the terms may not be fair from a financial point of view to RLJ’s stockholders.

In analyzing the business combination, the RLJ board conducted significant due diligence on Image and Acorn, including, among other things, researching the industries in which Image and Acorn operate, reviewing comparisons of comparable companies and performing a discounted cash flow analysis. The RLJ board believes because of the financial skills and background of its directors, it was qualified to conclude that the business combination was fair from a financial perspective to its stockholders. Notwithstanding the foregoing, the RLJ board did not obtain a fairness opinion to assist it in its determination. Accordingly, the RLJ board may be incorrect in its assessment of the transaction.

Risks Factors Relating to Image’s Business

Image has a history of (and may continue to incur) losses, limited working capital and limited access to financing.

Image had a net loss applicable to common shareholders and sustained operating and net losses in the fiscal year ended March 31, 2012, which we refer to as fiscal 2012, and in prior years. Image had an accumulated deficit of $58.9 million and a working capital deficit of $6.4 million at March 31, 2012. Image’s cash requirements continue to exceed the level of cash generated by operations. Accordingly, Image has limited working capital. Image may need to raise additional funds to acquire the rights to content it finds desirable, particularly with respect to its competition for home entertainment rights to feature films. Therefore, maximizing available working capital is critical to Image’s business operations.

Because of Image’s history of losses and negative cash flows, Image’s ability to obtain adequate additional financing on satisfactory terms may be limited. Image’s ability to raise financing through sales of equity securities depends on general market conditions, including the demand for Image’s common stock. Image may be unable to raise adequate capital through the sale of equity securities, and if Image is able to sell equity, its existing stockholders could experience substantial dilution. If adequate financing is not available or unavailable on acceptable terms, Image may find it is unable to fund expansion, continue offering products and services, take advantage of acquisition opportunities, develop or enhance services or products, or respond to competitive pressures in the industry.

Image generates significant amounts of net revenue for programming from one content supplier, the loss of which would adversely affect Image’s business.

Image depends on the exclusive distribution of programming from The Criterion Collection, which contributed approximately 23% and 26% of Image’s net revenues from programming in fiscal 2012 and fiscal 2011 respectively. Should liquidity issues cause Image to default on its payment obligations under its exclusive distribution agreement, The Criterion Collection may terminate Image’s distribution rights, which would adversely affect its business, results of operations and financial condition.

Economic weakness may continue to adversely affect Image’s business, results of operations and financial condition.

The global economic downturn has had a significant negative effect on Image’s revenues and may continue to do so. As consumers reduced spending and scaled back purchases of Image’s programming, its retail customers returned product and reduced purchases of its programming, which adversely affected its revenues and results of operations during fiscal 2012, as well as in fiscal 2011. Although improved in fiscal 2012, weak consumer demand for Image’s product may continue in the future and may adversely affect its business, results of operations and financial condition.

Image has a high concentration of sales to relatively few customers, the loss of which may adversely affect its liquidity, business, results of operations and financial condition.

In fiscal 2012, Walmart and Alliance Entertainment Corp., or AEC, each accounted for approximately 11% of Image’s net revenues, respectively. In fiscal 2011, Amazon.com and AEC each accounted for approximately 16% of Image’s net revenues. Image’s top five customers accounted for over 45% of its fiscal 2012 net revenues.

Image may be unable to maintain favorable relationships with its retailers and distributors, including Sony Pictures Home Entertainment, or SPHE. Further, Image’s retailers and distributors may be adversely affected by economic conditions. If Image loses any of Image’s top customers or if any of these customers reduces or cancels a significant order, it could have an adverse effect on Image’s liquidity, business, results of operations and financial condition.

Image’s high concentration of sales to relatively few customers (and use of a third-party to manage collection of substantially all packaged goods receivables) may result in significant uncollectible accounts receivable exposure, which may adversely affect Image’s liquidity, business, results of operations and financial condition.

At March 31, 2012, Walmart and AEC accounted for 8.1% and 7.9%, respectively, of Image’s gross accounts receivable. At March 31, 2011, Amazon.com and AEC accounted for 15% and 11%, respectively, of Image’s gross accounts receivable.

Image faces credit exposure from its retail customers and may experience uncollectible receivables from these customers should they face financial difficulties. If these customers fail to pay their accounts receivable, file for bankruptcy or significantly reduce their purchases of Image’s programming, it would have an adverse effect on Image’s business, financial condition, results of operations, and liquidity. For example, Image reserved approximately $408,000 for Borders Group, Inc. bankruptcy filing in fiscal 2011. There were no similar events in fiscal 2012.

A high concentration of Image’s gross accounts receivables is attributable to SPHE, as they are Image’s vendor of record for shipments of physical product to North American retailers and wholesalers. As part of Image’s arrangement with SPHE, SPHE collects the receivables from Image’s end customers, provides Image with monthly advance payments on such receivables (less a reserve), then trues up the accounts receivables accounting quarterly. While Image remains responsible for the credit risk from the end customer, if SPHE should fail to adequately collect and pay Image the accounts receivable they collect on Image’s behalf, whether due to inadequate processes and procedures, inability to pay, bankruptcy or otherwise, Image’s business financial condition, results of operations and liquidity would be adversely affected.

Image is highly dependent on SPHE. Image entered into the agreement with SPHE in 2011 and realized significant cost savings compared with its prior replicator agreements, and also enhanced distribution of its content. SPHE provides distribution and replicator services under a contract that expires in August 2013, and Image may not be able to renew that contract on favorable terms. SPHE provides Image with access to significant customers that might not otherwise do business with Image.

Image has a high concentration of sales from relatively few titles, which may affect future net revenues if it does not acquire additional titles.

Image’s top five fiscal 2012 new release exclusive titles accounted for approximately 12.8% of its fiscal 2012 net revenues. Image’s top ten fiscal 2012 new release exclusive titles accounted for approximately 16.5% of its fiscal 2012 net revenues. Generally, new releases become part of Image’s catalogue six months after the release date. Sales for catalogue titles have historically decreased over time and will probably continue to do so until Image’s rights expire. If Image is unable to acquire titles of equal or greater strength and popularity to replace the revenue provided by its existing titles, Image’s future net revenues will be negatively affected.

Image’s strategy to acquire cast-driven finished feature film content may not be successful, which could adversely affect its business, results of operations and financial condition.

Image is primarily known as an aggregator of exclusive distribution rights for eclectic, non-feature film entertainment programming. In its effort to acquire more cast-driven finished feature films, Image faces competition from other distribution entities that are well known for acquiring and distributing this genre of programming. Image faces competition from better-capitalized entities, including the major motion picture and independent studios, and may be unable to offer the same upfront money required to secure the rights for certain available programming. While it has key members of management and staff with feature film acquisition, sales and marketing talent and experience, Image may not be ultimately successful in acquiring or selling feature film content competitively or to the extent of its current plans which could adversely affect Image’s business, results of operations and financial condition.

Image is subject to risks associated with its strategy of pursuing acquisitions, joint ventures and partnering arrangements.

A key element of Image’s business strategy is acquiring accretive businesses and entering into joint ventures and other creative partnering arrangements, which pose unique risks. For example, regardless of whether Image completes any such transaction, its negotiation as well as the integration of any acquired business could require it to incur significant costs and cause diversion of management’s time and resources. Image may not realize the anticipated benefit from any of the transactions Image pursues. Further, any such transaction could also potentially result in the future impairment of goodwill and other intangibles, development write-offs and other related expenses. Any of the foregoing could have a material adverse effect on Image’s business, results of operations and financial condition.

Image’s inability to gauge and predict the commercial success of its programming could adversely affect its business, results of operations and financial condition.

Operating in the entertainment industry involves a substantial degree of risk. Each music performance, feature film or other programming title is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. The commercial success of a title also depends upon the quality and acceptance of other competing programs or titles released into the marketplace, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, all of which are subject to change and cannot be predicted. Timing is also sometimes relevant to a program’s success, especially when the program concerns a recent event or historically relevant material (e.g., an anniversary of a historical event which focuses media attention on the event and accordingly spurs interest in related content). Image’s success depends in part on the popularity of its content which, in turn, depends on its ability to gauge and predict expected popularity. Even if a film achieves success during its theatrical release, the popularity of a particular program and its ratings may diminish over time. Image’s inability to gauge and predict the commercial success of its programming could adversely affect its business, results of operations and financial condition.

Image’s current genre revenue concentrations may become unpopular with its retail customers and end-consumers, which may adversely affect its business.

During fiscal 2012 and 2011, the majority of Image’s revenues were from its DVD sales, which were heavily weighted toward comedy, music and television-related programming and feature film programming. Image may not be able to successfully continue producing or acquiring content in the same genres, or achieve the same strength within these genres. If Image is unable to compete successfully in the home entertainment market for higher-profile content, its business may be adversely affected.

There may be tax consequences to the Image merger that may adversely affect holders of Image common stock.

Image expects that the business combination can be effected as tax free to holders of Image common stock pursuant to Section 351 of the Code. To the extent the business combination does not so qualify, it could result in the imposition of substantial taxes on holders of Image common stock. See “Material U.S. Federal Income Tax Consequences” on page 187.

Failure to satisfy terms and conditions of the transaction agreements for the purchase of Madacy Home Video may adversely affect Image’s business, results of operations and financial condition.

Image may be unable to satisfy all of the terms and conditions related to the purchase of Madacy Home Video including, without limitation, the future repurchase of Madacy’s 30% interest in Image’s subsidiary, Image/Madacy Home Entertainment, LLC. If it is unable to satisfy the terms and conditions of the Madacy transaction and Madacy declares a material default that Image is unable to timely rectify, Image may lose the right to distribute content obtained under the Madacy transaction, which could adversely affect Image’s business, results of operations and financial condition. For more information regarding the Madacy transaction, please see “Purchase of Madacy Home Video” in “Information About Image — Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

As a result of the business combination, Image could be required to repurchase Madacy’s 30% interest in Image/Madacy Home Entertainment, LLC

Under the terms of the Image/Madacy Home Entertainment, LLC, or IMHE, Operating Agreement, if Image undergoes a change of control prior to August 31, 2013, Madacy could require Image to repurchase Madacy’s 30% interest in IMHE. If, as a result of the business combination, Madacy exercises its right to have Image repurchase its 30% interest in IMHE, Image would be required to purchase such interest. At March 31, 2012, this interest was valued at approximately $500,000.

Image may be unable to recoup advances paid to secure exclusive distribution rights.

Image’s most significant costs and cash expenditures relate to acquiring content for exclusive distribution. Most agreements to acquire content require upfront advances against royalties or net profits expected to be earned from future distribution. The advance amounts are derived from Image’s estimate of net revenues that will be realized from Image’s distribution of the title. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results will differ from those estimates. If sales do not meet its original estimates, Image may (i) not recognize the expected revenue, gross margin or net profit, (ii) not recoup its advances or (iii) record accelerated amortization and/or fair value write-downs of advances paid. Image recorded accelerated amortization and fair value write-downs of film costs in the amounts of $1.1 million and $4.1 million in fiscal 2012 and fiscal 2011, respectively. Any of these events may adversely affect Image’s business, results of operations and financial condition.

Inability to maintain relationships with its program suppliers and vendors may adversely affect Image’s business.

Image receives a significant amount of its revenue from the distribution of content for which it already has exclusive agreements with program suppliers. However, those titles in production that have been financed by Image may not be timely delivered as agreed or be of expected quality. Delays or inadequacies in delivery of titles, including rights clearances, could negatively affect the performance of any given quarter or fiscal year. In addition, Image’s business, results of operations and financial condition may be adversely affected if:

•	Image is unable to renew its existing agreements as they expire;
•	Image’s current program suppliers do not continue to support the DVD or other applicable format in accordance with its exclusive agreements;
•	Image’s current content suppliers do not continue to license titles to Image on terms favorable to it; or
•	Image is unable to establish new beneficial supplier relationships to ensure acquisition of exclusive or high-profile titles in a timely and efficient manner.

Image may not be able to keep pace with technological advances, which may adversely affect its business, results of operations and financial condition.

The entertainment industry in general, and the music and motion picture industries in particular, are continuing to undergo significant changes, primarily due to technological developments, including Blu-ray and digital delivery. Because of the rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of, distributing entertainment programming. If Image is unable to keep pace with accepted technological advances in delivering entertainment programming, its business, results of operations and financial condition may be adversely affected.

Image relies on its information technology infrastructure, which includes third party and internally developed software, and purchased or leased hardware that support Image’s information technology and various business processes. Image’s business, reputation and brand image could suffer if its infrastructure fails to perform as intended.

Image relies on purchased or leased hardware and software licensed from third parties or internally developed in order to manage its business. Image’s ability to maintain and upgrade its information technology infrastructure is critical to the success of its business. This hardware and software may not continue to be available on commercially reasonable terms or at all. Any disruptions to Image’s infrastructure or loss of the right to use any of this hardware or software could affect Image’s operations, which could negatively affect Image’s business until corrected or until equivalent technology is either developed by Image or, if available, is identified, obtained and integrated. In addition, the software underlying Image’s operations can contain undetected errors. Image may be forced to modify its operations until such problems are corrected and, in some cases, may need to implement enhancements to correct errors that it does not detect. Problems with the software underlying Image’s operations could result in loss of revenue, unexpected expenses and capital costs, diversion of resources, loss of market share and damage to Image’s reputation which could adversely affect Image’s business, financial condition and results of operations.

Image and third parties that manage portions of Image’s secure data are subject to cybersecurity risks and incidents. Image’s business involves the storage and transmission of customers’ personal information, shopping preferences and credit card information, in addition to employee information and Image’s financial and strategic data. The protection of Image’s customer, employee and company data is vitally important to Image. While Image has implemented measures to prevent security breaches and cyber incidents, any failure of these measures and any failure of third parties that assist Image in managing its secure data could adversely affect Image’s business, financial condition and results of operations.

Failure by third parties to promote its programming may adversely affect Image’s business.

Decisions regarding the timing of release and promotional support of the programming Image licenses and distributes are important in determining the success of a particular feature film, stand-up comedy performance, music concert or other product. Image may not control the manner in which a particular product is marketed and promoted, and it may not be able to fully control its corresponding releases. Although actors, producers, artists, record companies and studios have a financial interest in the success of any films, concerts or other product Image distributes, any marketing or promotional decision or restriction by such persons may negatively affect the success of its titles.

A continued high rate of product returns may adversely affect Image’s business, results of operations and financial condition.

As with the major studios and other independent companies in this industry, Image experiences a relatively high level of product returns as a percentage of its revenues. Image’s allowances for sales returns may not be adequate to cover potential returns in the future, particularly in the case of consolidation within the home video retail marketplace which, when it occurs, tends to result in inventory consolidation and increased returns. Image has experienced a high rate of product returns over the past three years. Image expects a relatively high rate of product returns to continue, which may adversely affect its business, results of operations and financial condition.

Image depends on key and highly skilled personnel to operate its business, and if it is unable to retain its current personnel or hire additional personnel, Image’s ability to develop and successfully market its business could be harmed.

Image’s success continues to depend to a significant extent on its ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Moreover, Image believes that its success greatly depends on the contributions of its executive officers, including Chief Executive Officer, Theodore S. Green, Chief Operating Officer and Chief Financial Officer, John P. Avagliano, and Vice Chairman, John W. Hyde. Although Image has employment agreements with certain of its executive management, any of Image’s employees may terminate their employment relationship with Image at any time, and their knowledge of Image’s business and industry would be extremely difficult to replace. The loss of any key employees or the inability to attract or retain qualified personnel could delay the acquisition of content and harm the market’s perception of Image. Competition for the caliber of talent required to acquire and distribute content continues to increase. If Image is unable to attract and retain the qualified personnel it needs to succeed, Image’s business, results of operations and financial condition will suffer.

Image depends on third-party shipping and fulfillment companies for the delivery of its products. If these companies experience operational difficulties or disruptions, Image’s business could be adversely affected.

Image relies on SPHE, Image’s distribution and manufacturing partner, to determine the best delivery method for its products. SPHE relies entirely on arrangements with third-party shipping companies, principally Federal Express, for small package deliveries and less-than-truckload service carriers for larger deliveries, for the delivery of Image’s products. The termination of arrangements between SPHE and one or more of these third-party shipping companies, or the failure or inability of one or more of these third-party shipping companies to deliver products on a timely or cost-efficient basis from SPHE to Image’s customers, could disrupt Image’s business, reduce net sales and harm its reputation. Furthermore, an increase in the amount charged by these shipping companies could negatively affect Image’s gross margins and earnings.

Image incurs costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could affect its operating results.

Image has incurred, and will continue to incur, significant legal, accounting and other expenses associated with corporate governance and public company reporting requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC. As long as the SEC requires the current level of compliance for public companies, Image expects these rules and regulations to require significant legal and financial compliance costs and to make some activities time-consuming and costly. These rules and regulations may make it more expensive for Image to obtain director and officer liability insurance, and Image may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than was previously available. As a result, it may be more difficult for Image to attract and retain qualified individuals to serve on its Board of Directors or as its executive officers.

Revenues from the standard DVD format are declining.

During calendar 2011, the DVD marketplace experienced the fourth straight year-over-year decline for the category since the format debuted in 1997. The Digital Entertainment Group reported a slight decline in sales of packaged media units (including DVD and Blu-ray) in the fourth quarter of Image’s fiscal 2012. Image estimates approximately 53% and 65% of its net revenue in fiscal 2012 and 2011, respectively, was generated from the sale of standard DVDs. The continued maturation of the standard DVD format may adversely affect Image’s business, results of operations and financial condition. For more information regarding the trend of the DVD format maturation, see “Information About Image — Industry Trends” below.

Decreasing retail prices for DVDs may negatively affect Image’s revenues and gross profit margins.

The home entertainment programming market in which Image competes is rapidly evolving and intensely competitive. Many of Image’s competitors, including major studios, are increasingly offering programming, particularly DVD programming, at lower prices. They may be able to produce or secure content on more favorable terms and may be able to adopt more aggressive pricing policies than Image can. While Image strives to improve its operating efficiencies and leverage its fixed costs so that it can afford to pass along these savings to its customers in the form of lower prices, the industry trend of lowering prices may, over time, lead to higher levels of competition and, therefore, lost sales, decreased profit margins or decreased overall revenues.

Decreasing retail shelf space for Image’s industry may limit sales of its programming, which may adversely affect its business, results of operations and financial condition.

Image faces increasing competition from major motion picture studios, music labels and other independent content suppliers for limited retail shelf space, which space has been shrinking in absolute terms as “brick and mortar” retailers have fewer stores, and for retailer open-to-buy dollars. Image’s exclusive content competes for a finite amount of shelf space against a large and diverse supply of entertainment content from other suppliers. New releases generally exceed several hundred titles a week. Image believes this competition can be especially challenging for independent labels like Image, because the new releases of major studios often have extremely high visibility and sales rates in the millions of units, and typically require much more shelf space to support.

Shelf space limitations at Image’s “brick and mortar” retail customers are exacerbated by the increasing popularity of the high-definition DVD format, Blu-ray. The combination of standard discs, premium discs and special-edition boxed sets across up to two formats means that a release can come in as many as six different configurations. With the possible exception of Image’s most popular new release titles and top-selling catalogue titles, it can be a challenge to obtain the product placement necessary to maximize sales, particularly among the limited number of major retailers who comprise Image’s core “brick and mortar” customers. The continued retailer trend toward greater visibility for titles at the expense of quantity (i.e., “face out” rather than “spine out” placement) has the effect of reducing the total number of titles actually carried by a retailer.

For retailers, reconciling the expanding catalog with limited shelf space is becoming increasingly urgent. Meanwhile, rights holders like Image and other non-studio content providers have a growing concern that many titles are simply not strong enough to secure shelf space. If Image is unable to secure sufficient shelf space for its programming, its business, results of operations and financial condition may be adversely affected.

Piracy may reduce Image’s revenues and adversely affect its results of operation.

The music industry has faced a major challenge in the form of piracy resulting from Internet downloading and recording devices. This piracy has negatively affected industry revenues and profits. As digital video recorders, or DVRs and high-speed Internet connections become more popular and the storage capacity of personal computers increases, Image may face greater piracy concerns with respect to its core business. Motion picture piracy is already extensive in many parts of the world and is made easier because of technological advances and the conversion of motion pictures into digital formats. The proliferation of unauthorized copies of these products may reduce the revenue Image receives from its products, which may cause an adverse material effect on its business. In order to contain this problem, Image requires its retail distribution partners to implement elaborate and costly security and anti-piracy measures such as geo-filtering, which could result in significant expenses and loss of revenue. Even with such security and anti-piracy measures, Image may be unable to prevent piracy.

The entertainment and motion picture industries are rapidly evolving, and recent trends have shown that audience response to both traditional and emerging distribution channels is volatile and difficult to predict.

The entertainment industry in general and the motion picture industry in particular continue to undergo significant changes, due both to shifting consumer tastes and to technological developments. For example, new technologies, such as video-on-demand and Internet distribution of films, have provided motion picture companies with new channels through which to distribute their films. Accurately forecasting both the changing expectations of movie audiences and market demand within these new channels has proven challenging.

Image cannot accurately predict the overall effect shifting audience tastes, technological change or the availability of alternative forms of entertainment may have on the distributor. In addition to uncertainty regarding the DVD market, there is uncertainty as to whether other developing distribution channels and formats, including video-on-demand, Internet distribution of films and high-definition, will attain expected levels of public acceptance or, if such channels or formats are accepted by the public, whether Image will be successful in exploiting the business opportunities they provide. Moreover, to the extent that these emerging distribution channels and formats gain popular acceptance, the demand for delivery through DVDs may decrease.

Risks Related to Acorn’s Business

Acorn generates a significant amount of net revenue from one program supplier, the loss of which may adversely affect its business.

Acorn’s largest supplier of exclusive program content is ITV, the United Kingdom’s oldest and largest public service commercial broadcaster. In 2011, programming licensed from ITV accounted for 25% of Acorn’s net revenue from North American sales and 19% of net revenue for Acorn as a whole. In 2010, these figures were 19% and 10%, respectively. If the level of program production of ITV were to materially decrease due to insufficient revenue or other unforeseen changes in its business operation, or should ITV terminate business with Acorn, this could reduce the supply of programming available to Acorn, which could have an adverse impact on Acorn’s business, results of operations, and financial condition.

Acorn’s sales are concentrated in relatively few customers, the loss of which could adversely affect Acorn’s revenue and liquidity.

In 2011, Acorn’s top two customers, Amazon and Alliance Entertainment Corp., or AEC, the primary distributor to Barnes & Noble, collectively accounted for 21% and 11%, respectively, of Acorn’s net revenues. In 2010, these two customers accounted for 18% and 10%, respectively, of Acorn’s net revenues. In addition, Acorn’s top 10 customers in 2011 accounted for 48% of net revenue. The loss of or decrease in any of these major accounts or the cancellation of any significant order, including the risks associated with their current accounts receivable should they become uncollectible due to, for instance, a bankruptcy filing, could reduce Acorn’s revenue and liquidity.

Acorn depends on a relatively small number of key “franchise” titles for its net revenue which may negatively affect future net revenues if Acorn does not acquire new titles or sustain existing titles.

A substantial portion of Acorn’s net revenue is generated by long-running television series that are regarded as “franchises.” Three of these series have been generating significant net revenue for nine years or more: Midsomer Murders, Foyle’s War, and Agatha Christie’s Poirot. In 2011 and 2010, these franchises collectively accounted for 14% and 20%, respectively, of Acorn’s net revenues. While all television series come to an eventual end, a precipitous end to any of these particular franchises, or the failure of new franchises to be developed and acquired by Acorn to replace the revenue Acorn generates from these current leaders, could reduce net revenue and have an adverse effect on Acorn’s business, results of operations, and financial condition.

Acorn’s program offerings are concentrated in one genre which could adversely affect its business if customer preferences change or if Acorn is unable to secure future programming in the same genre.

The mystery-detective genre is the current focus of the Acorn line of programming. In the past two years, 2011 and 2010, this genre has accounted for 27% and 34% of Acorn’s net revenue. If audience tastes moved away from this genre, or if Acorn were unable to secure desirable future programming in this genre, this could have an adverse effect on Acorn’s business, results of operations, and financial condition.

Acorn may not realize the anticipated benefits of the acquisition of programming assets, which could adversely affect its business, results of operations and financial condition.

In April 2011, Acorn acquired a 100% interest in the original television series Foyle’s War, and in March 2012, Acorn acquired a 64% interest in ACL, a company that owns most of the literary and media estate of Agatha Christie. These and any future such acquisitions demand executive and operational time and focus, diverting Acorn from ongoing business operations. Additionally, Acorn may not realize the benefit from any of the transactions it pursues, which, in the case of acquisitions funded by debt, could adversely affect cash flows and credit-worthiness. Any programs acquired by Acorn may not enjoy audience popularity similar to the programming currently offered by Acorn, and Acorn may not have the experience or skills necessary to fully exploit the ownership of any such programs. In addition, an acquisition could result in Acorn assuming liabilities related to acquired intellectual property rights. Acorn’s failure to realize the anticipated benefits of programming acquisitions could have an adverse impact on Acorn’s business, results of operations and financial condition.

Acorn does not control the timing of dividends paid by ACL, which could negatively impact Acorn’s revenues.

Although Acorn holds a 64% interest in ACL, Acorn does not control the board of directors of ACL. The members of the Agatha Christie family who hold the remaining 36% interest in ACL have the right to appoint the same number of directors as Acorn and, in the event of deadlock on any decision of the board, also have a second or casting vote exercised by their appointee as chairman of ACL, which allows them to exercise control of ACL’s board of directors.

Under English law, the amount, timing and form of payment of any dividends or other distributions is a matter for ACL’s board of directors to determine, and, as a result, Acorn cannot control when these distributions are made. If ACL’s board of directors decides not to authorize distributions, Acorn’s revenue and cash flow may decrease, adversely affecting its business, results of operations, and financial condition.

Acorn may not be able to predict and gauge audience reaction to its programming, which may adversely affect its business, results of operations and financial condition.

Predicting the commercial success of products in the entertainment industry is inherently risky. Each media product is an individual creative work, and the commercial success of any product is determined by audience demand. This demand is subject to factors such as quality of the original production, similar products competing for the attention of customers, critical reviews, and trends in viewing habits that may shift over time. The timing of product releases also impacts the commercial success of a product if, for example, a competitor’s release of a different version of the Acorn title draws demand away from Acorn. Acorn’s success in part depends on its ability to predict and satisfy audience demand. Acorn’s inability to successfully gauge the commercial success of its programming could adversely affect its business, results of operations and financial condition.

Acorn may be unable to recoup advances paid to secure exclusive distribution rights, which may adversely affect its business, results of operations and financial condition.

Acorn advances royalties to its programming suppliers to acquire exclusive content. Over the projected sales lives of the acquired programs, these advances are expected to be substantially amortized. However, if sales are not accurately projected, or if Acorn is unable to collect receipts from customers, Acorn may not be able to recover the amounts advanced, which, if substantial, could have an adverse effect on Acorn’s business, results of operations, and financial condition.

Maintaining relationships with program suppliers is critical to generation of sales and net revenues, and Acorn’s failure to maintain such relations may adversely affect its business.

With a significant portion of Acorn net revenues dependent on a handful of key program suppliers that produce content suited to Acorn’s primary genre, British mystery and drama, if Acorn’s relationships with these entities were damaged in any way, or altered by shifts in business priorities, Acorn could be unable to extend its current licenses. Acorn may also be unable to find suitable suppliers of replacement programming. These events could reduce consumer demand and net revenue, which could have an adverse effect on Acorn’s business, results of operations, and financial condition.

Acorn may not be able to keep pace with technological advances, which could adversely affect sales and profit margins.

The pre-recorded entertainment industry is undergoing significant changes in the way media products are consumed by end users. The DVD market is experiencing a shift to Blu-ray, and various forms of digital delivery are emerging as alternatives to traditional television and home media viewing. It is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of, distributing entertainment programming. If Acorn is unable to keep pace with accepted technological advances in delivering entertainment programming, sales could decline and its business, results of operations, and financial condition may be adversely affected.

An adverse change in the rate of returns could have an adverse effect on Acorn’s results of operation, business and financial condition.

Acorn’s packaged media products are subject to return from retailers, as is customary in the industry. Acorn reserves for these returns in the normal course of business based on prior rates of return on a category of trade or customer-specific level. If returns from any or all of Acorn’s retailers were to increase significantly and unexpectedly, this could decrease Acorn’s net revenue, which could have an adverse effect on its business, results of operations, and financial condition.

Changes in audience preferences for the types and sources of entertainment that form the core of Acorn’s home entertainment offerings could have an adverse effect on Acorn’s business, results of operation and financial condition.

Audience tastes and interests in home entertainment evolve and shift over time, in part due to the way entertainment content is packaged and consumed. Younger consumers spend increasing amounts of time on the computer and smaller viewing devices, such as tablets and phones. A popular source of audio-visual entertainment is viewing short format pieces on YouTube and similar sites. Acorn has focused its business on what it believes is the least volatile segment of the home entertainment industry: classic mystery and detective programming that appeals to mature audiences. Nevertheless, Acorn cannot predict how audience tastes may shift over time, and how their preferences may change in the way they consume audio-visual programming.

These changes, if precipitous or of Acorn fails to shift its business practices to account for such changes, could lead to lower sales, increased returns or lower profit margins, which could have an adverse effect on Acorn’s business.

Acorn is dependent on the work of a core of highly skilled personnel, whose absence (or Acorn’s failure to find a comparable replacement) could adversely affect its ability to maintain and develop its business.

Acorn’s continued success depends on its ability to retain and attract qualified managerial, creative, and technical personnel. In particular, Acorn feels that the contributions of its executives are of critical importance. Any Acorn employee is free to terminate his or her employment at will, and their knowledge of Acorn’s business and operations would be difficult to replace. If Acorn were unable to retain its executives, its business, results of operations, and financial condition could suffer. Additionally, if Acorn were unable to attract qualified employees, its business, results of operation and financial condition would be negatively affected.

Acorn’s reliance on third parties for replication and fulfillment poses a risk to Acorn’s business if such replication and/or fulfillment duties are not performed in a timely or cost efficient manner.

Acorn’s DVD replication and wholesale fulfillment operations in North America are outsourced to Sony DADC in Terre Haute, Indiana. Acorn’s fulfillment operations for merchandise sold through its Acorn and Acacia catalogs and websites are contracted to NETRADA North America (d.b.a. Fulfillment Technologies or FillTek) in the Cincinnati area. In the United Kingdom, DVD distribution and billing are outsourced to Arvato SCM Ltd. The failure or inability of these companies to deliver quality products on a timely or cost-efficient basis to Acorn’s customers could disrupt Acorn’s business, reduce net sales, and harm its reputation with its customer base. In addition, if these companies were to significantly increase the amount they charge for their services, or if these companies were to fail to collect and pay Acorn the accounts receivable they collect on Acorn’s behalf, this could adversely affect Acorn’s gross margins and net revenues. If Acorn is unable to renew its existing relationship with current suppliers, its business may be adversely affected if it is unable to establish new relationships with desirable suppliers in an efficient and timely manner.

Acorn faces increased competition from third parties and program suppliers, which could materially diminish Acorn’s revenues and have an adverse effect on Acorn’s business, results of operation and financial condition.

Acorn licenses most of its content from third-party suppliers who, apart from some “first-look” arrangements, are free to license this content to Acorn’s competitors or to take their distribution in-house. If competitors were to target Acorn’s business niches with significant financial resources, or if major program suppliers competed with Acorn to distribute their product in North America, Acorn’s ability to secure high quality program content would suffer, which could lead to reduced sales and negatively affect Acorn’s business, results of operation and financial condition.

Disputes over intellectual property rights could adversely affect Acorn’s business, results of operations and financial condition.

Acorn’s sales and net revenues depend heavily on the exploitation of intellectual property owned by Acorn or third parties from whom Acorn has licensed intellectual property. Should a dispute arise over, or a defect be found in, the chain of title in any of Acorn’s key franchises, this could result in either a temporary suspension of distribution or an early termination of Acorn’s distribution license. This could have an adverse impact on Acorn’s business, results of operations and financial condition.

There may be liabilities associated with the acquisition of Foyle’s War assets.

In 2010, Acorn acquired the copyrights to Foyle’s War from financially distressed companies, and Acorn has no recourse against its sellers in the event that Acorn did not acquire clear title to the intellectual property assets acquired or the intellectual property assets infringe on the rights of third parties. Net revenue attributable to Foyle’s War assets in 2011 and 2010 was 1.3% and 1.7%, respectively. If it were to be determined that Acorn’s rights in these intellectual property assets are not sufficient to allow Acorn to continue to distribute Foyle’s War, or if it is determined that Acorn’s or Acorn’s licensees’ use of the Foyle’s War assets infringes on the rights of third parties, Acorn could suffer loss of revenue from the distribution of Foyle’s War or additional liabilities for infringement of third party intellectual property rights, which could have an adverse effect on Acorn’s business, results of operations and financial condition.

Disruptions to information systems due to upgrades or technology failures could harm Acorn’s business.

Acorn relies on management information systems for the smooth operation of its business. These systems are continually reviewed and updated to assist in processing orders, managing inventory, providing timely customer service, and analyzing financial and operational data across all of Acorn’s product and business segments. In addition, business acquisitions such as the ACL acquisition require careful integration of legacy systems into Acorn’s management systems. Acorn must maintain and steadily improve the functionality of these information systems to prevent operational disruptions and to provide a satisfying customer experience for end-users. Failure to maintain these systems and to keep pace with improvements in these systems could result in (i) the inability to fulfill customer orders and the defection of customers to Acorn’s competitors and/or (ii) ineffective or inefficient management of Acorn’s business, resulting in the loss of sales, which could adversely affect Acorn’s business.

Acorn has pledged its intellectual property assets to secure its credit facilities, which poses a risk to Acorn’s business, results of operations and financial condition.

In order to secure the financing necessary to complete the acquisition of ACL, as well as credit for ongoing operational expenses, Acorn pledged all of its intellectual property rights as collateral to its senior lender. If Acorn were to default on its obligations to its senior lender under the existing credit facilities, Acorn could forfeit its intellectual property and, thereby, its primary source of revenue. This could have an adverse effect on Acorn’s business, results of operations and financial condition.

Continued economic weakness may adversely affect Acorn’s sales.

Consumer confidence has experienced historic lows since the worldwide economic downturn in 2008. Acorn’s business depends on discretionary consumer spending, and recent economic conditions have negatively affected demand for Acorn products, especially higher-priced merchandise in the Acorn and Acacia catalogs. If the current economic recovery stalls, or if there is a so-called “double-dip” recession, Acorn’s sales and net revenues could be adversely affected.

Government regulation of the Internet and of customer privacy issues could adversely affect Acorn and its business initiatives.

Approximately half of Acorn’s sales to end-consumers are transacted on the Internet. In addition, the successful operation of Acorn’s catalog and web business, including the recently launched streaming service, Acorn TV, depend on maintaining and acquiring customers using a range of direct marketing techniques that rely on lawful access to customer information. Government regulations in matters of taxation, user privacy, online transactions, copyright protection, and the like, both in the United States and abroad, are in a generally unsettled state due to the rapidly developing technological changes in the Internet and media marketing industries. If any of these regulations are expanded or new regulations are imposed in a manner that restricts or increases the cost of Acorn’s direct-to-consumer business, this could have an adverse effect on Acorn’s business.

The cost of postage, shipping, and paper could increase, which could have a negative impact on Acorn’s gross margins.

Acorn’s business depends heavily on the mailing of print catalogs and the fulfillment of physical orders of DVD and other merchandise. The key cost components of these business activities are postage, printing, and shipping. While competitive sourcing and pre-payment terms help to lower and stabilize the costs of these activities, Acorn cannot over time control the cost of commodities such as fuel and paper, which are subject to global economic forces. Significant increases in these costs would negatively affect Acorn’s profit margins and net revenue, which could have an impact on Acorn’s business, results of operations, and financial condition.

Acorn or its third party direct marketing service providers could suffer a security breach, particularly regarding customer information, which could adversely affects its business, results of operation and financial condition.

Acorn, through its catalog supply chain partners, FillTek, Cognitive Data LLC, Donnelly Marketing, and Multi Resource Marketing (MRM), maintains extensive databases of information about its customers. While Acorn believes that this data is protected using industry best practices, no computer-based information is completely immune to a security breach, which, if one occurred, could harm Acorn’s consumer brands and adversely affect business, results of operations, and financial condition and expose Acorn to liability.

The standard DVD format has matured, and the DVD marketplace has experienced declining sales, which could negatively affect Acorn’s business.

The DVD marketplace in the United States has experienced declines since 2007. While that decline slowed markedly in 2011 as the U.S. economy and consumer spending showed signs of improvement, the standard DVD format has clearly matured, with only Blu-ray and digital distribution accounting for growth within the home media sector. While Acorn’s net income generated from the sale of standard DVDs in 2011 increased over the prior year, the continued maturation of the DVD market, and Acorn’s inability to meet the challenges posed by such changes, may adversely affect Acorn’s business, results of operations, and financial condition.

Decreases in DVD retail pricing may negatively affect Acorn’s revenues and gross margins.

The home entertainment industry is undergoing rapid technological changes and is intensely competitive. As the cost of digital storage and delivery decreases and competition for retail shelf space increases, retail pricing of DVDs has declined. While Acorn has been able to hold its suggested retail prices at relatively high levels given the quality and exclusivity of its product offers, as well as offsetting price reductions with increased operating efficiencies, the industry trend of lowering prices may, over time, lead to a reduction in Acorn’s gross revenue and gross profit margins.

Increasingly limited shelf space at brick and mortar retailers has resulted in decreased retail opportunities for home entertainment products and could negatively affect Acorn’s revenues.

Acorn’s DVD products have historically been distributed at stores that specialize in books and home entertainment products. These include national chains such as Barnes & Noble, Borders, and Best Buy in North America, and HMV in the United Kingdom. These retailers have all experienced contraction through a combination of general economic conditions, the increase of Internet retailing, and the shift to digital delivery in varying degrees for music, books, film, and television. Borders Books declared bankruptcy in 2011, shuttering many of its stores. All of these chains have reduced floor space devoted to home entertainment, which means that fewer offerings are being stocked. The result of this contraction is that stores tend to limit offerings to best-selling titles, which limits catalog titles and some new release titles offered by smaller studios such as Acorn. Increased competition for shelf space also raises the cost of securing that space and supporting it through in-store marketing programs. If Acorn is unable to maintain its share of shelf space in retail stores for its DVD products at reasonable costs, sales revenue and profit margins may decrease, adversely affecting its business, results of operations, and financial condition.

Piracy may reduce demand for Acorn’s programming and adversely affect revenues.

The increasing storage capacity of computers and other devices, along with increasing broad-band speeds, have made it easier for illicitly obtained recordings of audio-visual material to be created and shared. While Acorn’s product offerings of collectible box sets targeted to niche audiences do not appear to be subject to the same piracy concerns as feature films with worldwide commercial appeal, there is still a risk that a proliferation of pirated programs could increase costs related to anti-piracy measures and result in lost revenue.

An aging customer base may erode demand for Acorn’s products, adversely affecting its revenues.

Acorn targets its video products and merchandise to a customer base that is over 35 years old, with a substantial portion being near or at retirement age. If this audience declines through natural attrition and is not replaced by new consumers moving into this age bracket due to, for example, shifting tastes in entertainment genres, Acorn’s sales could decline, adversely affecting its business, results of operations, and financial condition.

Risk Factors Relating to the Business Combination

RLJ and Image stockholders cannot be sure of the market value of the shares of New RLJ common stock to be issued upon completion of the business combination.

RLJ stockholders and Image stockholders will receive a fixed number of shares of New RLJ common stock in the business combination rather than a number of shares with a particular fixed market value. The market values of RLJ common stock and Image common stock at the time of the business combination may vary significantly from their prices on the date the Image merger agreement was executed, the date of this joint proxy statement/prospectus or the dates on which RLJ stockholders and Image stockholders vote on the mergers. Because the respective merger consideration exchange ratios will not be adjusted to reflect any changes in the market prices of RLJ common stock or Image common stock, the market value of the New RLJ common stock issued in the mergers and the RLJ common stock and Image common stock surrendered in the mergers may be higher or lower than the values of these shares on earlier dates. 100% of the merger consideration to be received by RLJ stockholders will be New RLJ common stock. 100% of the merger consideration to be received by Image public stockholders will be New RLJ common stock.

Following consummation of the business combination, the market price of New RLJ’s securities may be influenced by many factors, some of which are beyond its control, including those described above and the following:

•	changes in financial estimates by analysts;
•	announcements by it or its competitors of significant contracts, productions, acquisitions or capital commitments;
•	fluctuations in its quarterly financial results or the quarterly financial results of companies perceived to be similar to it;
•	general economic conditions;
•	changes in market valuations of similar companies;
•	terrorist acts;
•	changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;
•	future sales of its common stock;
•	investor perception of the filmmaking industry;
•	regulatory developments in the United States, foreign countries or both;
•	litigation involving New RLJ, its subsidiaries or its general industry; and
•	additions or departures of key personnel.

In addition, it is anticipated that the business combination may not be completed until a significant period of time has passed after the special meetings. As a result, the market values of RLJ common stock and/or Image common stock may vary significantly from the date of the special meetings to the date of the completion of the business combination. You are urged to obtain up-to-date prices for RLJ common stock and the Image common stock. There is no assurance that the business combination will be completed, that there will not be a delay in the completion of the business combination or that all or any of the anticipated benefits of the business combination will be obtained.

Obtaining required regulatory approvals may prevent or delay completion of the business combination or reduce the anticipated benefits of the business combination or may require changes to the structure or terms of the business combination.

Consummation of the business combination is conditioned upon, among other things, the expiration or termination of the waiting period (and any extensions thereof) applicable to the business combination under the HSR Act. At any time before or after the business combination is consummated, any of the U.S. Department of Justice, which we refer to as the DOJ, the Federal Trade Commission, which we refer to as the FTC, or U.S. state attorneys general could take action under the antitrust laws in opposition to the business combination, including seeking to enjoin completion of the business combination, condition completion of the business combination upon the divestiture of assets of RLJ, Image, Acorn or their subsidiaries or impose restrictions on New RLJ’s post-consummation operations. These could negatively affect the results of operations and financial condition of the combined company following completion of the business combination. Any such requirements or restrictions may prevent or delay completion of the business combination or may reduce the anticipated benefits of the business combination, which could also have a material adverse effect on the combined company’s business and cash flows, financial condition and results of operations. Additionally, RLJ has agreed to take certain actions, conditioned on the closing, to the extent necessary to ensure satisfaction, on or prior to the outside date (as it may be extended), of certain conditions to the closing of the business combination relating to regulatory approvals. Certain of these actions may be taken after receipt of the RLJ business combination approval.

The loss of Image’s or Acorn’s key personnel could negatively affect the operations and profitability of New RLJ.

Although RLJ contemplates that certain members of Image’s and Acorn’s respective management teams will transition to positions in New RLJ following the business combination, it is possible that members of the management of Image or Acorn will not wish to make such a transition. In addition, while it is anticipated that New RLJ and certain members of Image’s and Acorn’s senior management will enter into employment agreements, RLJ currently anticipates that such agreements with New RLJ would be finalized after the consummation of the business combination. There can be no assurance that such agreements will be entered into. The loss of Image’s or Acorn’s key personnel could negatively affect the operations and profitability of New RLJ.

Failure to successfully combine and integrate the businesses of RLJ, Image and Acorn in the expected time frame may adversely affect New RLJ’s future results.

The success of the business combination will depend, in part, on New RLJ’s ability to realize the anticipated benefits from combining the businesses of RLJ, Image and Acorn as further described in the section titled “The Business Combination — Recommendation of the RLJ Board; RLJ’s Reasons for the Business Combination” beginning on page 159 and “The Business Combination — Recommendation of the Image Board; Image’s Reasons for the Business Combination” beginning on page 162. To realize these anticipated benefits, the businesses of RLJ, Image and Acorn must be successfully integrated and combined. RLJ, Image and Acorn have been independent companies, and they will continue to be operated as such until the completion of the business combination. The management of New RLJ may face significant challenges in consolidating the functions of Image, Acorn and RLJ, integrating the technologies, organizations, procedures, policies and operations, as well as addressing the different business cultures at the three companies, and retaining key personnel. If the combined company is not successfully integrated, the anticipated benefits of the business combination may not be realized fully or at all or may take longer to realize than expected. The integration may also be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the business combination may also disrupt each company’s ongoing businesses and/or adversely affect their relationships with employees, customary regulators and others with whom they have business or other dealings.

Since Acorn is a private company, New RLJ may be required to expend substantial sums in order to bring it into compliance with the various reporting requirements applicable to public companies and/or to prepare required financial statements, and such efforts may harm New RLJ operating results or be unsuccessful altogether.

Acorn is not subject to many of the requirements applicable to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires that Acorn evaluate and report on its system of internal controls. In addition, New RLJ will need to evaluate the system of internal controls for Image and integrate the systems of internal control for RLJ, Image and Acorn. Furthermore, RLJ may not have the ability to conduct a formal evaluation of Image’s and Acorn’s internal controls over financial reporting prior to the consummation of the business combination. If New RLJ’s finance and accounting staff or internal controls over financial reporting are inadequate, it may be required to hire additional staff and incur substantial legal and accounting costs to address such inadequacies. Moreover, New RLJ cannot be certain that its remedial measures will be effective. Any failure to implement required or improved controls, or difficulties encountered in their implementation, could harm New RLJ’s operating results or increase its risk of material weaknesses in internal controls.

RLJ, Image and Acorn will be subject to business uncertainties and contractual restrictions while the business combination is pending.

Uncertainty about the effect of the business combination on employees and customers may have an adverse effect on RLJ, Image or Acorn and consequently on the combined company. These uncertainties may impair Image’s or Acorn’s ability to retain and motivate key personnel and could cause customers and others that deal with Image or Acorn to defer entering into contracts with Image or Acorn or making other decisions concerning Image or Acorn or seek to change existing business relationships with Image or Acorn. Certain of Image’s and Acorn’s agreements with their customers have provisions that may allow such customers to terminate the agreements if the business combination is completed. If key employees depart because of uncertainty about their future roles and the potential complexities of the business combination, RLJ’s, Image’s and Acorn’s business could be harmed. In addition, the Image merger agreement and the Acorn stock purchase agreement restrict RLJ, Image and Acorn from making certain acquisitions and taking other specified actions until the business combination occurs without the consent of the other party. These restrictions may prevent RLJ and Image from pursuing attractive business opportunities that may arise prior to the completion of the business combination. See the section entitled “The Agreements — Description of the Image Merger Agreement — Additional Agreements” beginning on page 199 for a description of the restrictive covenants applicable to RLJ and Image.

The Image merger agreement limits Image’s ability to pursue alternatives to the business combination.

Image has agreed that it will not solicit, initiate, knowingly encourage or facilitate inquiries or proposals or engage in discussions or negotiations regarding takeover proposals, subject to limited exceptions, including that Image may take certain actions in the event it receives an unsolicited takeover proposal that constitutes a superior proposal or is reasonably expected to lead to a superior proposal, and the Image board determines in good faith, after consultation with its outside legal counsel, that a failure to take action with respect to such takeover proposal would be inconsistent with its fiduciary duties. Image has also agreed that the Image board will not change its recommendation to its stockholders or approve any alternative agreement, subject to limited exceptions, including that, at any time prior to the Image business combination approval, the Image board may make a change in recommendation in response to a superior proposal, if the Image board concludes in good faith that a failure to change its recommendation would be inconsistent with the exercise of its fiduciary duties to its stockholders under applicable laws and, if RLJ shall not have, within five (5) business days of its receipt of notice of such superior proposal, made an offer that the Image board shall determine, in good faith, to be at least as favorable to Image’s stockholders as such superior proposal. The Image merger agreement also requires each party to call, give notice of and hold a meeting of its stockholders for the purposes of obtaining the applicable stockholder approval. This special meeting requirement does not apply to a party in the event that the Image merger agreement is terminated in accordance with its terms. In addition, under specified circumstances, Image may be required to pay an amount equal to RLJ’s aggregate expenses and a $1.62 million termination fee (depending on the specific circumstances) if the merger is not consummated. These expenses would likely aggregate substantially more than the termination fee. See the section entitled “The Agreements — Description of the Image Merger Agreement — Expenses and Termination Fees” beginning on page 202 for a description of the circumstances under which such termination fees and expense reimbursements are payable. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Image from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher price per share than that proposed in the business combination, or might result in a potential competing acquiror proposing to pay a lower price per share to acquire Image than it might otherwise have been willing to pay.

Certain directors and executive officers of RLJ and Image may have interests in the business combination that are different from, or in addition to or in conflict with, yours.

Executive officers of RLJ and Image negotiated the terms of the business combination and the RLJ board and the Image board approved the Image merger agreement and the transactions contemplated thereby and unanimously recommend that you vote in favor of the proposal to approve and adopt the Image merger agreement. These directors and executive officers may have interests in the business combination that are different from, or in addition to or in conflict with, yours. These interests include the continued employment of certain executive officers of RLJ and Image by New RLJ, the continued positions of certain directors of RLJ and Image as directors of New RLJ, and the indemnification of former RLJ and Image directors and RLJ and Image officers by New RLJ and the surviving corporations. With respect to Image directors and executive officers, these interests also include the treatment in the Image merger of employment agreements, severance agreements, restricted stock, options and other rights held by these directors and executive officers. You should be aware of these interests when you consider your board of directors’ recommendation that you vote in favor of the approval and adoption of the Image merger agreement and the consummation of the transactions contemplated thereby. For a discussion of the interests of directors and executive officers in the business combination, see “The Business Combination — Interests of Image Directors and Officers in the Business Combination” and “The Business Combination — Interests of the Current RLJ Directors and Officers in the Business Combination” beginning on page 178.

Certain current directors and executive officers of RLJ own shares of RLJ common stock and warrants that may be worthless if the business combination is not approved. Such interests may have influenced their decision to approve the business combination.

Following the consummation of the business combination, the current directors and executive officers of RLJ will beneficially own approximately 2,801,011 shares of New RLJ common stock (after giving effect to the forfeiture of 792,739 founder’s shares by RLJ’s sponsor) and will have the right to acquire an additional 5,666,667 shares of New RLJ common stock through the exercise of warrants (after giving effect to the forfeiture of 1,000,000 sponsor warrants by RLJ’s sponsor), subject to certain limitations. Such persons are not entitled to receive any of the cash proceeds that may be distributed upon RLJ’s liquidation with respect to shares they acquired prior to RLJ’s initial public offering. Therefore, if the business combination is not approved and RLJ does not consummate another business combination by November 22, 2012 and is forced to liquidate, such founder’s shares and sponsor warrants held by such persons will be worthless. As of [•], 2012, the record date for the RLJ special meeting, RLJ’s current directors and executive officers beneficially held $[•] in RLJ’s common stock (based on a market price of $[•]) and $[•] in warrants (based on a market price of $[•]). These financial interests of RLJ’s current directors and executive officers may have influenced their decision to approve the business combination and to continue to pursue the business combination. See “The Business Combination — Interests of the Current RLJ Directors and Officers in the Business Combination” beginning on page 178.

Certain current directors and executive officers of Image and the JH Entities have interests that may have influenced their decision to approve the business combination.

Certain current directors and executive officers of Image, as well as the JH entities, have economic relationships with Image that the public stockholders do not have. For example, the JH entities are entitled to receive management fees, guaranty fees and credit enhancement fees from Image. The guaranty fees and credit enhancement fees are owed to the JH Entities as a result of the JH entities having guaranteed Image’s line of credit with PNC. Certain management stockholders are severally liable with respect to such guaranty in amounts related to their preferred stock ownership. A proposed business combination will result in cash proceeds to the preferred stockholders and relief from the guaranty obligation. If the business combination is not approved, the preferred stockholders and guarantors will not receive any cash proceeds from the sale of preferred stock and will continue to be liable on the PNC credit facility. Such interest may have influenced their decision to approve the business combination and to continue to pursue the business combination. See “The Business Combination — Interests of Image Directors and Officers in the Business Combination” beginning on page 179.

The shares of New RLJ common stock to be received by Image stockholders and RLJ stockholders as a result of the business combination will have different rights from shares of Image common stock and RLJ common stock.

Following completion of the business combination, Image stockholders and RLJ stockholders will no longer be stockholders of RLJ and Image but will instead be stockholders of New RLJ. There will be important differences between your current rights as an Image stockholder or RLJ stockholder and your rights as a New RLJ stockholder. See “Comparison of Stockholder Rights” beginning on page 253 for a discussion of the different rights associated with New RLJ common stock.

Both RLJ stockholders and Image stockholders will have a reduced ownership and voting interest after consummation of the business combination and will exercise less influence over management.

After the completion of the mergers, the RLJ stockholders and Image stockholders will own a smaller percentage of New RLJ than they currently own of RLJ and Image, respectively. Upon completion of the business combination, it is anticipated that RLJ stockholders (including RLJ’s founders), Image stockholders and Acorn shareholders will hold approximately 84%, 11% and 5%, respectively, of the shares of common stock of New RLJ issued and outstanding immediately after the consummation of the business combination, assuming that no RLJ public stockholders exercise their redemption rights. Consequently, RLJ stockholders, as a group, and Image stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in RLJ and Image, respectively. In particular, Image stockholders, as a group, will have less than a majority of the ownership and voting power of New RLJ and, therefore, will be able to exercise less collective influence over the management and policies of New RLJ than they currently exercise over the management and policies of Image.

Failure to complete the business combination could negatively affect the stock prices, businesses and financial results of RLJ and Image.

If the business combination is not completed, the ongoing businesses of RLJ and Image may be adversely affected and RLJ and Image will be subject to several risks and consequences, including the following:

•	Image may be required, under certain circumstances, to pay RLJ a termination fee of $1.62 million (depending on the specific circumstances). Image may also be required, under certain circumstances, to pay the out of pocket expenses of RLJ under the Image merger agreement, including one half of the termination fee payable by RLJ to Acorn, up to a maximum of $500,000, as well as other expenses that would likely aggregate substantially more than the termination fee;
•	RLJ and Image will be required to pay certain costs relating to the business combination, whether or not the business combination is completed, such as significant fees and expenses relating to financing arrangements and legal, accounting, financial advisor and printing fees;
•	RLJ may be required to pay significant fees and expenses relating to financing arrangements, whether or not the business combination is completed, which may include investment banking fees and commissions, commitment fees, early termination or redemption premiums, professional fees and other costs and expenses;
•	under the Image merger agreement, each of RLJ and Image is subject to certain restrictions on the conduct of its business prior to completing the business combination which may adversely affect its ability to execute certain of its business strategies;

•	under the Acorn stock purchase agreement, RLJ may be obligated to pay Acorn a $1.0 million termination fee as liquidated damages if the Acorn stock purchase agreement is terminated (i) because the Acorn acquisition has not closed by November 22, 2012 (and, at the time of such termination, RLJ does not have at least an aggregate of $92.0 million in cash held either inside or outside of the trust account), (ii) by Acorn because of RLJ’s material breach, (iii) by RLJ because the Image merger agreement is terminated for any reason, or (iv) by either RLJ or Acorn because the Image merger agreement is not approved and adopted by Image’s stockholders; and
•	matters relating to the business combination may require substantial commitments of time and resources by RLJ and Image management, which could otherwise have been devoted to other opportunities that may have been beneficial to RLJ and Image as independent companies, as the case may be.

In addition, if the business combination is not completed, RLJ and/or Image may experience negative reactions from the financial markets and from Image’s customers and employees. RLJ and Image also could be subject to litigation related to a failure to complete the mergers or to enforce their respective obligations under the Image merger agreement. If the mergers are not consummated, RLJ and Image cannot assure their respective stockholders that the risks described will not materially affect the business, financial results and stock prices of RLJ and/or Image.

RLJ, Image and New RLJ will incur significant transaction and merger-related transition costs in connection with the business combination.

RLJ and Image expect that they and New RLJ will incur significant, non-recurring costs in connection with consummating the business combination and integrating the operations of RLJ, Image and Acorn. New RLJ may incur additional costs to maintain employee morale and to retain key employees. RLJ and Image will also incur significant fees and expenses relating to financing arrangements and legal, accounting and other transaction fees and costs associated with the business combination. Some of these costs are payable regardless of whether the business combination is completed. Moreover, under specified circumstances, Image may be required to pay to RLJ a termination fee of $1.62 million (depending on the specific circumstances) if the Image merger is not consummated. Image may also be required, under certain circumstances, to pay the out of pocket expenses of RLJ under the Image merger agreement. These expenses would likely aggregate substantially more than the termination fee. See “The Agreements — Description of the Image Merger Agreement — Termination” beginning on page 201.

The unaudited pro forma financial information included in this document may not be indicative of what New RLJ’s actual financial position or results of operations would have been.

The unaudited pro forma financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New RLJ’s actual financial position or results of operations would have been had the business combination been completed on the dates indicated. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Image’s and Acorn’s net assets. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Image and Acorn as of the date of the completion of the business combination. In addition, subsequent to the closing date, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document. See “RLJ, Image and Acorn Unaudited Condensed Combined Pro Forma Financial Information” beginning on page 31 for more information.

An investor will only be able to exercise a warrant if the issuance of New RLJ common stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No warrants will be exercisable by a warrantholder and New RLJ will not be obligated to issue shares of common stock unless the shares of common stock issuable upon such exercise have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. At the time that the warrants become exercisable (following completion of the business combination), New RLJ has applied to list them on The NASDAQ Stock Market, which would provide an exemption from registration in every state. Accordingly, New RLJ believes holders in every state will be able to exercise their warrants as long as its prospectus relating to the shares of common stock issuable upon exercise of the warrants is current. However, there can be no assurance that this will be the case. If a warrantholder is unable to exercise his warrants in a particular state, he may be forced to sell his warrant and therefore lose the benefit of purchasing New RLJ stock. Furthermore, the price he receives for his warrant may not equal the difference between the exercise price and the stock price.

RLJ’s working capital will be reduced if RLJ stockholders exercise their right to redeem their shares for cash, which reduced working capital may adversely affect New RLJ’s business and future operations.

Pursuant to RLJ’s amended and restated articles, RLJ stockholders may demand that RLJ redeem their shares, calculated as of two business days prior to the anticipated consummation of the business combination, into a pro rata share of the trust account. Funds from the trust account will be used to pay approximately $3.6 million to the underwriters in RLJ’s initial public offering for deferred underwriting discounts and commissions and to pay approximately $5.1 million for transaction expenses. If the amount remaining in the trust account after these expenses are paid is insufficient to fund New RLJ’s working capital requirements, New RLJ would need to seek to borrow funds necessary to satisfy such requirements. RLJ cannot assure you that such funds would be available to New RLJ on terms favorable to it or at all. If such funds were not available to New RLJ, it may adversely affect New RLJ’s operations and profitability.

New RLJ’s warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to New RLJ’s stockholders.

Outstanding warrants to purchase an aggregate of 20,041,667 shares of New RLJ common stock (issued in exchange for RLJ warrants issued in RLJ’s initial public offering and concurrent private placement) and warrants to purchase an aggregate of 1,000,000 shares of New RLJ common stock (issued as consideration in the Acorn stock purchase agreement) will become exercisable after the consummation of the business combination. These warrants likely will be exercised only if the $12.00 per share exercise price is below the market price of the shares of RLJ common stock. To the extent such warrants are exercised, additional shares of New RLJ common stock will be issued, which will result in dilution to the holders of common stock of New RLJ and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New RLJ’s common stock.

If RLJ stockholders fail to deliver their shares in accordance with the redemption requirements specified in this joint proxy statement/prospectus, they will not be entitled to redeem their shares of common stock of RLJ for a pro rata portion of the trust account.

RLJ stockholders may demand that RLJ convert their shares into a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger. RLJ stockholders who seek to exercise this redemption right must deliver their stock (either physically or electronically) to Continental Stock Transfer & Trust Company, RLJ’s transfer agent, prior to the RLJ special meeting. Any RLJ stockholder who fails to deliver his or her stock in accordance with the procedures described in this joint proxy statement/prospectus will not be entitled to redeem his or her shares into a pro rata portion of the trust account. See the section entitled “The Business Combination — Redemption Rights of RLJ Stockholders” for the procedures to be followed if you wish to redeem your shares to cash.

The NASDAQ Stock Market may not list New RLJ’s securities on its exchange, which could limit investors’ ability to make transactions in New RLJ’s securities and subject New RLJ to additional trading restrictions.

New RLJ has applied to list its securities on The NASDAQ Stock Market as soon as practicable in connection with the business combination. New RLJ will be required to meet The NASDAQ Stock Market initial listing requirements to be listed. New RLJ may not be able to meet those initial listing requirements, especially in the event NASDAQ stock market staff deem the business combination to be a “reverse merger”

and therefore impose more stringent listing standards. Even if such application is accepted and New RLJ’s securities are so listed, New RLJ may be unable to maintain the listing of its securities in the future.

If The NASDAQ Stock Market does not list New RLJ’s securities for trading on its exchange, New RLJ could face significant material adverse consequences, including:

•	a limited availability of market quotations for its securities;
•	reduced liquidity with respect to its securities;
•	a determination that its shares of common stock are “penny stock,” which will require brokers trading in its shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the shares of common stock;
•	a limited amount of news and analyst coverage for Image; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

The exercise of discretion by RLJ’s and Images’ respective directors’ and officers’ in agreeing to changes or waivers in the terms of the business combination may result in a conflict of interest when determining whether such changes to the terms of the merger or waivers of conditions are appropriate and in stockholders’ best interests.

In the period leading up to the closing of the business combination, events may occur that, pursuant to the Image merger agreement, Image preferred stock purchase agreement or Acorn stock purchase agreement, would require RLJ or Image to agree to amend one or more of those agreements, as applicable, to consent to certain actions taken by the other parties to such agreements or to waive rights that they are entitled to under such agreements. Such events could arise because of changes in the course of the respective business of another party to the business combination, a request by another party to undertake actions that would otherwise be prohibited by the terms of the Image merger agreement, the Image preferred stock purchase agreement or the Acorn stock purchase agreement, or the occurrence of other events that would have a material adverse effect on RLJ’s or Image’s respective businesses and would entitle RLJ or Image to terminate one or more of such agreements. In any of such circumstances, it would be discretionary on each of RLJ or Image, acting through its respective board of directors, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described in preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for RLJ or Image, as applicable, and what he may believe is best for himself in determining whether or not to take the requested action. As of the date of this joint proxy statement/prospectus, each of RLJ and Image does not believe there will be any changes or waivers that its respective directors and officers would be likely to make after stockholder approvals of the RLJ merger proposal and the Image merger proposal have been obtained. While certain changes could be made without further stockholder approval, RLJ and Image will circulate a new or amended joint proxy statement/prospectus and resolicit RLJ’s and Image’s stockholders if changes to the terms of the transaction that would have a material adverse impact on RLJ or Image stockholders are required prior to the stockholder vote on the RLJ merger proposal and the Image merger proposal.

If the business combination is completed, a large portion of the funds in the trust account may be used for the purchase, directly or indirectly, of RLJ common stock. As a consequence, if the business combination is completed, such funds will not be available to New RLJ for working capital and general corporate purposes and the number of beneficial holders of New RLJ’s securities may be reduced to a number that may preclude the quotation, trading or listing of New RLJ’s securities other than on the OTCBB.

After the payment of expenses associated with the transaction, including investment banking and finder’s fees and deferred underwriting commissions, the balance of funds in the trust account will be available to New RLJ for working capital and general corporate purposes. However, a portion of the funds in the trust account may be used to acquire RLJ common stock from holders thereof who elect to redeem their shares into cash. As a consequence of such purchases:

•	the funds in the trust account that are so used will not be available to New RLJ after the business combination and the actual amount of such funds that New RLJ may retain for its own use will be diminished; and
•	the public “float” of New RLJ’s common stock may be reduced and the number of beneficial holders of New RLJ’s securities may be reduced, which may make it difficult to obtain the quotation, listing or trading of New RLJ’s securities on The NASDAQ Stock Market or any other national securities exchange.

There are significant limitations on RLJ’s right to make contractual indemnification claims against Image for the breach of any representations and warranties or covenants made by Image in the Image merger agreement.

RLJ does not have a right under the terms of the Image merger agreement to make contractual indemnification claims after the closing of the business combination against Image under any circumstances including for a breach by Image of the representations and warranties made to Image or for a violation by Image of certain covenants and agreements in the Image merger agreement and related documents. This limitation does not affect any other entitlement, remedy or recourse permitted by law that RLJ may have against Image.

INFORMATION ABOUT RLJ

Overview

RLJ is a Nevada company formed on November 12, 2010. RLJ’s business plan is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. RLJ’s business plan is not limited to a particular industry, geographic region or minimum transaction value for purposes of consummating an initial business combination, except that RLJ will not, under its amended and restated articles of incorporation, be permitted to effect a business combination with a blank check company or a similar type of company with nominal operations. RLJ is not prohibited from entering into a business combination with a target business that is an affiliate of RLJ’s sponsor, directors or officers, although RLJ has no present intention to do so.

On February 22, 2011 (i) RLJ sold 12,500,000 units in RLJ’s initial public offering, and (ii) the underwriters for RLJ’s initial public offering purchased an additional 1,875,000 units pursuant to an over-allotment option. Each units consists of one share of RLJ’s common stock and one warrant. Each warrant entitles the holder to purchase one share of RLJ’s common stock at a price of $12.00, subject to certain adjustments, commencing 30 days after the completion of RLJ’s initial business combination, provided that a registration statement relating to the common stock issuable upon exercise of the warrants is effective and a prospectus relating to the common stock issuable upon exercise of the warrants is current. The warrants expire five years after the completion of RLJ’s initial business combination, at 5:00 p.m., New York time, or earlier upon redemption or liquidation. Simultaneously with the consummation of RLJ’s initial public offering, RLJ’s sponsor purchased 6,666,667 sponsor warrants, each exercisable to purchase one share of RLJ’s common stock at $12.00 per share, at a price of $0.75 per warrant ($5,000,000 in the aggregate) in a private placement that occurred simultaneously with the closing of RLJ’s initial public offering.

RLJ received net proceeds of approximately $144.0 million from RLJ’s initial public offering (including proceeds from the exercise by the underwriters of their over-allotment option) and sale of the sponsors warrants. Of those net proceeds, $3.6 million is attributable to the portion of the underwriters’ discount which has been deferred until the consummation of RLJ’s initial business combination. The net proceeds were deposited in a trust account and will be part of the funds distributed to RLJ’s public stockholders in the event RLJ is unable to complete a business combination. Except for a portion of the interest income that may be released to RLJ to pay any income and franchise taxes and to fund RLJ’s working capital requirements, none of the funds held in the trust account will be released until the earlier of the completion of RLJ’s initial business combination and the redemption of 100% of RLJ’s public shares if RLJ is unable to consummate a business combination within 21 months from the closing of RLJ’s initial public offering (subject to the requirements of law).

Trust Account

A total of approximately $143.0 million of the net proceeds from RLJ’s initial public offering and the sale of the sponsor warrants described herein, including approximately $3.6 million of deferred underwriting commissions has been placed in a trust account at J.P. Morgan Chase Bank, maintained by Continental Stock Transfer & Trust Company, as trustee, to be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act. Except for a portion of the interest income that may be released to RLJ to pay any income and franchise taxes and to fund RLJ’s working capital requirements, as discussed below, none of the funds held in the trust account will be released until the earlier of the completion of RLJ’s initial business combination and the redemption of 100% of RLJ’s public shares if RLJ are unable to consummate a business combination within 21 months from the closing of this offering (subject to the requirements of law).

Fair Market Value of Target Business

Unlike many other blank check companies, RLJ does not have the limitation that a target business have a minimum fair market enterprise value of the net assets held in the trust account at the time of it signing a definitive agreement in connection with its initial business combination. Additionally, unless RLJ consummates its initial business combination with an affiliated entity, RLJ is not required to obtain an opinion from an independent investment banking firm that the price RLJ is paying is fair to RLJ from a financial point of view. If no opinion is obtained, RLJ’s stockholders will be relying on the judgment of the RLJ board, who will determine fair market value and fairness based on standards generally accepted by the financial community. The application of such standards would involve a comparison, from a valuation standpoint, of RLJ’s business combination target to comparable public companies, as applicable, and a comparison of RLJ’s contemplated transaction with such business combination target to other then-recently announced comparable private and public company transactions, as applicable. The application of such standards and the basis of the RLJ board of directors’ determination will be discussed and disclosed in RLJ’s tender offer or proxy solicitation materials, as applicable, related to RLJ’s initial business combination.

Opportunity for Stockholder Approval of Business Combination

Because RLJ is engaging in the RLJ merger, RLJ is submitting the RLJ merger proposal pursuant to the NRS. The quorum required to constitute this meeting, as for all meetings of RLJ stockholders in accordance with the RLJ bylaws, is a majority of RLJ’s issued and outstanding common stock (whether or not held by RLJ public stockholders). RLJ will consummate the merger only if the required number of shares are voted in favor of the merger, and the other conditions to the merger are satisfied. If a majority of the outstanding shares of common stock are not voted in favor of the merger, RLJ may continue to seek other target businesses with which to effect its initial business combination until November 22, 2012.

Unlike many other blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, RLJ’s initial stockholders have agreed to vote their founder shares, as well as any public shares purchased during or after the offering, in favor of RLJ’s initial business combination. RLJ’s initial stockholders own 20% of RLJ’s outstanding shares of common stock.Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if RLJ’s initial stockholders agreed to vote their founder shares in accordance with the majority of the votes cast by RLJ’s public stockholders.

Liquidation If No Business Combination

RLJ’s sponsor, officers and directors have agreed that RLJ will have until November 22, 2012 to consummate RLJ’s initial business combination. If RLJ is unable to consummate a business combination by such date, RLJ will be required to:

•	cease all operations except for the purpose of winding up;
•	as promptly as reasonably possible, redeem 100% of RLJ’s public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest but net of franchise and income taxes payable and less up to $100,000 of such net interest that may be released to RLJ from the trust account to pay dissolution expenses, divided by the number of then outstanding public shares, together with the contingent right to receive, following RLJ’s dissolution, a pro rata share of the balance of RLJ’s net assets that would otherwise be payable to holders of RLJ common stock under Nevada law, if any; and
•	as promptly as reasonably possible following such redemption, subject to the approval of RLJ’s remaining shareholders and the RLJ board of directors, dissolve and liquidate;

subject to the requirements of Nevada law to provide for claims of creditors and that a corporation not make a distribution to stockholders if, after giving effect to the distribution, either (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. There will be no redemption rights or liquidating distributions with respect to RLJ’s warrants, which will expire worthless.

RLJ may seek stockholder approval to extend the deadline if RLJ has not consummated a business combination within that period. Under RLJ’s amended and restated articles of incorporation, the approval of holders of at least 65% of RLJ’s outstanding common stock would be required to extend that time period, and in no event may RLJ extend that time period on more than one occasion, or by more than three months.

RLJ’s initial stockholders have waived their redemption rights with respect to their founder shares if RLJ fails to consummate an initial business combination by the deadline. However, if RLJ’s initial stockholders, or any of RLJ’s officers, directors or affiliates acquire public shares in or after the initial public offering, they will be entitled to redemption rights with respect to such public shares if RLJ fails to consummate a business combination within the required time period.

The underwriters have agreed to waive their rights to their deferred underwriting commission held in the trust account in the event RLJ does not consummate its initial business combination within 21 months from the closing of the initial public offering, and in such event such amounts will be included with the funds held in the trust account that will be available for distribution to RLJ’s public stockholders.

Competition

If RLJ succeeds in effecting the merger with Image or another business combination, there will be, in all likelihood, intense competition from competitors of the target business in the entertainment industry. RLJ cannot assure you that, subsequent to a business combination, RLJ will have the resources or ability to compete effectively.

Employees

RLJ currently has two executive officers. These individuals are not obligated to devote any specific number of hours to RLJ’s matters but they intend to devote as much of their time as they deem necessary to RLJ’s affairs until we have completed RLJ’s initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for RLJ’s initial business combination and the stage of the business combination process RLJ is in. RLJ does not presently intend to have any full time employees prior to the consummation of its initial business combination.

Properties

RLJ currently maintains its executive offices at 3 Bethesda Metro Center, Suite 1000, Bethesda, MD 20814. The cost for this space is included in the $10,000 per month fee described above that RLJ’s sponsor charges RLJ for general and administrative services. RLJ believes, based on rents and fees for similar services in the Washington, D.C. metropolitan area that the fee charged by RLJ’s sponsor is at least as favorable as RLJ could have obtained from an unaffiliated person. RLJ considers its current office space adequate for RLJ’s current operations.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against RLJ or any members of its management team in their capacity as such.

Periodic Reporting and Financial Information

RLJ has registered its units, common stock and warrants under the Exchange Act and has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. These filings are available to the public via the Internet at the SEC’s website located at http://www.sec.gov. You may also read and copy any document that RLJ files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. For more information, please call the SEC at 1-800-SEC-0330. You may request a copy of RLJ’s filings with the SEC (excluding exhibits) at no cost by writing RLJ at RLJ Acquisition, Inc., 3 Bethesda Metro Center, Suite 1000, Bethesda, Maryland 20814 or by telephoning RLJ at (301) 280-7737.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

RLJ has neither engaged in any operations nor generated any revenues from operations to date. RLJ’s entire activity since inception has been to prepare for and consummate RLJ’s initial public offering and to identify and investigate targets for a business combination. RLJ will not generate any operating revenues until consummation of a business combination. RLJ will generate non-operating income in the form of interest income on cash and cash equivalents.

Net loss for the year ended December 31, 2011 was $421,512, which consisted of $84,008 in interest income offset by $505,520 in formation and operating expenses. Net loss for the period November 12, 2010 (date of inception) to December 31, 2010 was $25,199, which consisted of $25,199 in formation expenses. Net loss for the period from November 12, 2010 (date of inception) to December 31, 2011 was $446,711, which consisted of $84,008 in interest income offset by $530,719 in formation and operating expenses. The trustee of the trust account will pay any taxes resulting from interest accrued on the funds held in the trust account out of the funds held in the trust account.

Net loss for the three months ended March 31, 2012 was $360,839, which consisted of $13,279 in interest income offset by $374,118 in operating expenses. Net loss for the three months ended March 31, 2011 was $60,893, which consisted of $22,177 in interest income offset by $83,070 in formation and operating expenses. Net loss for the period from November 12, 2010 (date of inception) to March 31, 2012 was $807,550, which consisted of $97,287 in interest income offset by $904,837 in formation and operating expenses.

Off-Balance Sheet Arrangements

RLJ has never entered into any off-balance sheet financing arrangements and has never established any special purpose entities. RLJ has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Contractual Obligations

RLJ does not have any long term debt, capital lease obligations, operating lease obligations or purchase obligations.

Upon consummation of the proposed business combination, and based on those assumptions discussed in the section titled “Unaudited Pro Forma Condensed Combined Financial Information,” the following table provides a summary of obligations for the next five years of New RLJ, on a pro forma basis (amounts are in thousands). There are no contractual obligations that require payment beyond March 31, 2017.

	March 31, 2013 Year 1	March 31, 2014 Year 2	March 31, 2015 Year 3	March 31, 2016 Year 4	March 31, 2017 Year 5
	(in thousands)
Operating Leases
Acorn	$672	$469	$92	$71	$16
Image	$552	$552	$138	$—	$—
Debt
Existing Vendor Advance	$664	$349	$—	$—	$—
New Vendor Advance ($3.8 million)	$1,267	$1,267	$1,267	$—	$—
SunTrust Term Loan ($22.0 million)	$1,650	$1,650	$2,200	$2,200	$14,300
Subordinated Debt – JH Partners	$—	$—	$—	$—	$—
Total Commitments	$4,805	$4,286	$3,696	$2,271	$14,316

The table above includes the future minimum annual rental payments by year under operating leases and future debt payments excluding debt discount based on the pro forma balance sheet at March 31, 2012, assuming no redemptions of RLJ common stock. The pro forma financial statements present two scenarios; the first assumes no redemptions of RLJ common stock and the second assumes redemptions of $51.1 million resulting in Image's Series B stockholders receiving subordinated, unsecured notes payable of approximately $15 million, and $9.14 million of borrowing under a new revolving credit facility. The subordinated notes are payable after six years and the revolving credit facility expires and is payable after five years. If the table had been presented with assumed redemptions of $51.1 million, (i) the obligation due in the fifth year would have increased by $9.14 million related to the expiration of the revolving credit facility and (ii) the subordinated notes in the aggregate principal amount of $15 million would be due in year six.

Liquidity and Capital Resources

The net proceeds from (i) the sale of the units in RLJ’s initial public offering (including the underwriters’ over-allotment option), after deducting approximately $5.7 million to be applied to underwriting discounts, offering expenses and working capital (including approximately $3.6 million of deferred underwriting discounts) and (ii) the sale of the sponsors’ warrants for a purchase price of $5.0 million, was approximately $143.0 million. All of these net proceeds were placed in trust.

As of December 31, 2011, RLJ had cash outside of the trust account of $1,162,666, cash held in the trust account of approximately $143 million, and total liabilities of approximately $139.3 million (which includes approximately $136 million of common stock which is subject to possible redemption). As of March 31, 2012, RLJ had cash outside of the trust account of approximately $679,000, cash held in the trust account of approximately $143 million, and total liabilities of approximately $139 million (which includes approximately $135 million of common stock which is subject to possible redemption). RLJ believes that the funds available to it outside of the trust account will be sufficient to allow it to operate until November 22, 2012, assuming that the business combination or another transaction is not consummated during that time.

RLJ may use substantially all of the funds held in the trust account (net of franchise and income taxes payable and deferred underwriting commissions) to consummate RLJ’s initial business combination, including identifying and evaluating prospective target businesses, selecting one or more target businesses, and structuring, negotiating and consummating the initial business combination. To the extent that RLJ’s capital stock or debt is used, in whole or in part, as consideration to consummate RLJ’s initial business combination, or the purchase price together with funds used for redemption is less than the amount in the trust account, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions or pursue RLJ’s growth strategies.

RLJ will use these funds to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and consummate a business combination.

In order to finance transaction costs in connection with an intended initial business combination, RLJ’s sponsor or an affiliate of RLJ’s sponsor or certain of RLJ’s officers and directors may, but are not obligated to, loan RLJ funds as may be required. If RLJ consummates an initial business combination, RLJ would repay such loaned amounts. In the event that the initial business combination does not close, RLJ may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from RLJ’s trust account would be used for such repayment, other than the interest on such proceeds that may be released to RLJ for working capital purposes. Such loans may be convertible into founders shares or warrants of the post business combination entity at a price of $0.75 per warrant at the option of the lender. The warrants would be identical to the sponsor warrants. None of the sponsor warrants, any shares of common stock issuable upon exercise thereof or the founders shares will have recourse to the proceeds held in RLJ’s trust account. The terms of such loans by RLJ’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

RLJ expects RLJ’s primary liquidity requirements prior to the consummation of RLJ’s initial business combination or RLJ’s liquidation to include approximately $2.0 million for legal, accounting and other expenses associated with structuring, negotiating and documenting successful business combinations; $210,000 for office space, administrative services and support payable to RLJ’s sponsor, representing $10,000 per month for up to 21 months; $250,000 for legal and accounting fees related to regulatory reporting requirements;

$50,000 for printing; $250,000 for consulting and travel for the search for a business combination target; and approximately $180,000 for general working capital that will be used for miscellaneous expenses and reserves.

These amounts are estimates and may differ materially from RLJ’s actual expenses. In addition, RLJ could use a portion of the funds not being placed in the trust account to pay commitment fees for financing, fees to consultants to assist RLJ with RLJ’s search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although RLJ does not have any current intention to do so. If RLJ entered into an agreement where RLJ paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of RLJ’s available funds at the time. RLJ’s forfeiture of such funds (whether as a result of RLJ’s breach or otherwise) could result in RLJ’s not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

RLJ does not believe it will need to raise additional funds following RLJ’s initial public offering in order to meet the expenditures required for operating RLJ’s business. However, RLJ will rely on the funds available to RLJ outside of the trust account and interest earned of up to $2.0 million, subject to adjustment, on the trust account (net of franchise and income taxes payable) that may be available to RLJ to fund such expenditures along with any loans from RLJ’s sponsor, affiliates of RLJ’s sponsor, RLJ’s directors or RLJ’s officers, as discussed above. If RLJ’s estimates of the costs of undertaking in-depth due diligence and negotiating an initial business combination is less than the actual amount necessary to do so, or the amount of interest available to RLJ from the trust account is less than $2.0 million as a result of the current interest rate environment, RLJ may have insufficient funds available to operate RLJ’s business prior to RLJ’s initial business combination. Moreover, RLJ may need to obtain additional financing either to consummate RLJ’s initial business combination or because RLJ becomes obligated to redeem a significant number of RLJ’s public shares upon consummation of RLJ’s initial business combination, in which case RLJ may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, RLJ would only consummate such financing simultaneously with the consummation of RLJ’s initial business combination. Following RLJ’s initial business combination, if cash on hand is insufficient, RLJ may need to obtain additional financing in order to meet RLJ’s obligations.

Proposed New RLJ Senior Credit Facility

To finance a portion of the purchase price and related costs of the business combination, New RLJ anticipates entering into the SunTrust senior credit facility, which we refer to as the SunTrust senior credit facility, with a group of lenders headed by SunTrust Bank as Administrative Agent. The SunTrust senior credit facility will initially include a $20.0 million revolving credit facility and a $22.0 million term loan, with the right of New RLJ to increase such facilities (in the form of an increased revolver and/or an additional term loan, as determined by New RLJ prior to the closing) subject to certain conditions. The SunTrust senior credit facility will be guaranteed by Image, Acorn and their subsidiaries (other than ACL and its subsidiaries), and will be secured by substantially all of the assets of New RLJ and the guarantors (other than Acorn Australia).

The revolving credit facility will mature and be repayable on the fifth anniversary of the closing. The principal of the initial term loan and any additional term loans will amortize in quarterly installments, with final installments equal to the respective remaining principal balances on the fifth anniversary of the closing. All of the loans may be prepaid in whole or in part without premium or penalty, except for any breakage costs related to prepayment of LIBOR-based borrowings. Mandatory prepayments (to be applied first to the term loans and then to the revolver) will be required under certain circumstances. In addition, any and all distributions made by ACL or any of its subsidiaries (other than payments pursuant to permitted service contracts with ACL) to New RLJ or any of the guarantors are also required to be applied to the prepayment of the loans.

All of the loans will bear interest (at New RLJ’s option) at either LIBOR plus 4.50% per annum or the Base Rate plus 3.50% per annum when the senior leverage ratio is greater than or equal to 1.00 to 1.00, or LIBOR plus 4.00% per annum or the Base Rate plus 3.00% per annum when the senior leverage ratio is less than 1.00 to 1.00. These interest rates are subject to increase in the event of certain pricing discrepancies between the initial revolving credit facilities and any subsequent increase of those facilities. For these purposes, the Base Rate is defined to be the greatest of the SunTrust prime rate, the Federal Funds rate plus 0.50%, or LIBOR plus 1.00%. During the continuance of any event of default under the SunTrust senior credit facility, the interest rates will increase by 2.00% per annum.

In addition to interest, New RLJ will be required to pay certain fees.

The definitive agreements for the SunTrust senior credit facility will include customary representations, warranties, affirmative covenants (including financial reporting requirements), negative covenants (including restrictions on other indebtedness, limitations on the payment of dividends, and limitations on acquisitions and new investments), financial covenants (including leverage ratios) and events of default.

The closing of the SunTrust senior credit facility is subject to a number of customary conditions and there can be no assurance that New RLJ will enter into the SunTrust senior credit facility. Please see “The Business Combination — Proposed Senior Credit Facility” for additional details regarding the SunTrust senior credit facility.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. Approximately $143.0 million of the net offering proceeds (which includes $3.6 million of the proceeds attributable to the underwriters’ discount) has been placed into a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee. As of December 31, 2011, the balance of the trust account was approximately $143.0 million. The proceeds held in trust will only be invested in U.S. “government securities” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less and/or in any open ended money market(s) selected by RLJ meeting the conditions of Sections (c)(2), (c)(3) and (c)(4) of Rule 2a-7 under the Investment Company Act of 1970. Thus, RLJ is subject to market risk primarily through the effect of changes in interest rates on government securities. The effect of other changes, such as foreign exchange rates, commodity prices and/or equity prices, does not pose significant market risk to RLJ.

Directors and Executive Officers

RLJ’s current directors and executive officers are as follows:

Name	Age	Position
Robert L. Johnson	65	Chairman of the Board
H. Van Sinclair	59	President, Chief Executive Officer and Director
Lisa W. Pickrum	42	Chief Financial Officer
William S. Cohen	71	Director
Mario J. Gabelli	69	Director
Morris Goldfarb	61	Director

Robert L. Johnson has served as RLJ’s chairman of the board since November 2010. Mr. Johnson founded and has served as chairman of The RLJ Companies, an innovative business network that owns or holds interests in a diverse portfolio of companies in the banking, private equity, real estate, hospitality, professional sports, film production, gaming, and automobile dealership industries, since February 2003. Prior to forming The RLJ Companies, Mr. Johnson was founder and chief executive officer of Black Entertainment Television (BET), which was acquired by Viacom Inc. in 2001. He continued to serve as chief executive officer of BET until February 2006. In July 2007, Mr. Johnson was named by USA Today as one of the 25 most influential business leaders of the past 25 years. Mr. Johnson currently serves on the boards of directors of RLJ Lodging Trust, KB Homes, Lowe’s Companies, Inc., Rollover Systems, Inc. and Strayer Education, Inc. He previously served as a director of Hilton Hotels Corporation, US Airways Group, Inc., General Mills, Inc. and IMG Worldwide, Inc. RLJ believes that Mr. Johnson’s professional background, his prior senior leadership positions at various companies, and current and past board positions, make him well qualified as a member of the RLJ board.

H. Van Sinclair has served as RLJ’s president, chief executive officer and general counsel and as a member of the RLJ board since November 2010. Since February 2003, Mr. Sinclair has served as president and chief executive officer of The RLJ Companies. Mr. Sinclair also served as Vice President of Legal and Business Affairs for the RLJ Urban Lodging Funds, a private equity fund concentrating on limited and focused service hotels in the United States and for RLJ Development, RLJ Companies’ hotel and hospitality company, from January 2006 to May 2011. Prior to joining The RLJ Companies, Mr. Sinclair spent 28 years, from October 1978 to February 2003, with the law firm of Arent Fox, PLLC. Mr. Sinclair remains of counsel to Arent Fox. RLJ believes that Mr. Sinclair’s professional background, his prior senior leadership positions at various companies, and extensive legal experience, make him well qualified as a member of the RLJ board.

Lisa W. Pickrum has served as RLJ’s chief financial officer since December 2010. Ms. Pickrum has served as executive vice president and chief operating officer of The RLJ Companies since August 2004. Prior to that, Ms. Pickrum was a senior associate at Katalyst Venture Partners, a private equity firm, from September 2000 to January 2003. She has served as a member of the board of directors of DeVry, Inc., a provider of educational services (NYSE:DV) since November 2008 and a member of the Christopher & Banks board (NYSE:CBK) since 2011. Ms. Pickrum currently serves on the board of directors of Rollover Systems, Inc., and the RLJ McLarty Landers Automotive Group.

William S. Cohen has served as a director of RLJ since February 2011. He has been Chairman and Chief Executive Officer of The Cohen Group, a business consulting firm, since January 2001. Prior to founding The Cohen Group, Mr. Cohen served as the United States Secretary of Defense from January 1997 to 2001. He also served as a United States Senator from 1979 to 1997, and as a member of the United States House of Representatives from 1973 to 1979. Mr. Cohen has served on the board of directors of CBS Corporation since 2003. He has also served as a director of Viacom Inc. (2003 – 2006), American International Group, Inc. (2004 – 2006) and Head N.V. (2001 – 2007). RLJ believes that Mr. Cohen’s professional background, his prior senior leadership positions both at The Cohen Group and in politics, and current and past board positions, make him well qualified as a member of the RLJ board.

Mario J. Gabelli has served as a director of RLJ since February 2011. He has served as Chairman and Chief Executive Officer of GAMCO Investors, Inc. (NYSE: GBL) since February 1999, and as a director since November 1976. Mr. Gabelli has also served as Chief Investment Officer — Value Portfolios of

GAMCO Asset Management Inc. since August 1978. In connection with those responsibilities, he serves as director or trustee of registered investment companies managed by GAMCO and its affiliates, or Gabelli Funds. Mr. Gabelli has been a portfolio manager for Teton Advisors, Inc., an asset management company which was spun-off from GAMCO in March 2009, since 1998. Mr. Gabelli has served as Chairman of LICT Corporation, a public company engaged in multimedia and other services, since 2004, director of CIBL, Inc., a holding company with operations in broadcasting and wireless telecommunications, since 2007 and Chairman and Chief Executive Officer of The Morgan Group Holding Co., a public holding company, since 2001. In addition, Mr. Gabelli is the Chief Executive Officer, a director and the controlling shareholder of GGCP, Inc., a private company which owns a majority of GAMCO’s Class B Stock, and the Chairman of MJG Associates, Inc., which acts as a investment manager of various investment funds and other accounts. Mr. Gabelli serves as Overseer of Columbia University Graduate School of Business and Trustee of Boston College and Roger Williams University. He also serves as Trustee of The Winston Churchill Foundation and The E. L. Wiegand Foundation, and as a member of the board of directors of The National Italian American Foundation, The American-Italian Cancer Foundation, The Foundation for Italian Art & Culture and The Mentor/National Mentoring Partnership. He is also Chairman of the Gabelli Foundation, Inc., a Nevada private charitable trust. RLJ believes that Mr. Gabelli’s professional background, his prior senior leadership positions at various companies, and current and past board positions, make him well qualified as a member of the RLJ board.

Morris Goldfarb has served as a director of RLJ since February 2011. He serves as Chairman of the Board and Chief Executive Officer of G-III Apparel Group, Ltd. (NASDAQ: GIII), a designer, manufacturer, importer and marketer of apparel, handbags and luggage. Mr. Goldfarb has served as an executive officer and director of G-III and its predecessors since its formation in 1974. Mr. Goldfarb served as a director of Lakes Entertainment, Inc. from June 1998 until March 2010. RLJ believes that Mr. Goldfarb’s professional background, his senior leadership position at G-III Apparel Group, Ltd., and current and past board positions, make him well qualified as a member of the RLJ board.

Number and Terms of Office of Directors and Officers

The RLJ board is divided into three classes with only one class of directors being elected at each annual meeting of stockholders and each class (except for those directors appointed prior to RLJ’s first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Mr. Cohen, will expire at RLJ’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Messrs. Sinclair and Gabelli, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Messrs. Johnson and Goldfarb, will expire at the third annual meeting of stockholders. RLJ does not currently intend to hold an annual meeting of stockholders until after RLJ consummates a business combination, and thus may not be in compliance with NRS 78.330, which requires an annual meeting of stockholders be held for the purposes of electing directors unless such election is made by written consent in lieu of such a meeting. Therefore, if RLJ’s stockholders want RLJ to hold an annual meeting prior to RLJ’s consummation of a business combination, they may attempt to force RLJ to hold one by submitting an application to the district court in accordance with NRS 78.345.

RLJ’s officers are appointed by the RLJ board and serve at the discretion of the RLJ board, rather than for specific terms of office. The RLJ board is authorized to appoint persons to the offices set forth in RLJ’s amended and restated bylaws as it deems appropriate. RLJ’s amended and restated bylaws provide that RLJ’s officers may consist of a chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the RLJ board.

Collectively, through their positions described above, RLJ’s officers and directors have extensive experience in the private equity business, which RLJ believes will help RLJ in identifying and evaluating prospective acquisition candidates, selecting the target businesses, and structuring, negotiating and consummating their acquisition.

Committees of the RLJ Board

The RLJ board intends to establish an audit committee, a nominating and corporate governance committee and a compensation committee upon consummation of the business combination. At that time, the

RLJ board intends to adopt charters for these committees. In conjunction with the formation of the compensation committee, RLJ will retain an expert to assist the company in establishing an appropriate plan for short term and long term incentive compensation, which may include cash bonuses, and equity based compensation, as is customary and reasonable in the industry in which the combined companies will operate. Prior to the consummation of the business combination, RLJ does not intend to establish any committees. Accordingly, there will not be a separate committee comprised of some members of the RLJ board with specialized accounting and financial knowledge to meet, analyze and discuss solely financial matters concerning prospective target businesses. RLJ does not believe a compensation committee is necessary prior to RLJ’s initial business combination as there will be no salary, fees or other compensation being paid to RLJ’s officers or directors prior to RLJ’s initial business combination other than as disclosed in this joint proxy statement/prospectus.

Code of Ethics

RLJ has adopted a code of conduct and ethics applicable to RLJ’s directors, officers and employees in accordance with applicable federal securities laws. RLJ filed a copy of RLJ’s code of ethics as an exhibit to RLJ’s registration statement in connection with RLJ’s initial public offering. You may review this document by accessing RLJ’s public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to RLJ in writing at 3 Bethesda Metro Center, Suite 1000, Bethesda, MD 20814 or by telephone at (301) 280-7737. RLJ intends to disclose any amendments to or waivers of certain provisions of RLJ’s code of ethics in a Current Report on Form 8-K.

Conflicts of Interest

In order to minimize potential conflicts of interest that may arise from multiple corporate affiliations, each of RLJ’s officers and Mr. Johnson (but not RLJ’s other directors) has agreed, pursuant to a written agreement with RLJ, that until the earliest of RLJ’s initial business combination, RLJ’s liquidation or such time as he or she ceases to be an officer or director, to present to RLJ for RLJ’s consideration, prior to presentation to any other entity, any business opportunity with an enterprise value of $100 million or more, subject to any pre-existing fiduciary or contractual obligations he or she might have. If any of RLJ’s officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has pre-existing fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to RLJ or, in the case of a noncompete obligation, possibly prohibited from referring such opportunity to RLJ. RLJ’s officers and directors currently have the pre-existing fiduciary duties and contractual obligations identified below that may take priority over their duties to RLJ. To the extent they identify business opportunities which may be suitable for the entities to which they owe a pre-existing fiduciary obligation, as described below, RLJ’s officers and directors will honor those fiduciary obligations. Accordingly, they may not present opportunities to RLJ that otherwise may be attractive to RLJ unless the entities to which they owe a pre-existing fiduciary obligation (and any successors to such entities) have declined to accept such opportunities.

RLJ’s officers and Mr. Johnson have pre-existing fiduciary duties to investment funds affiliated with The RLJ Companies, as well as to corporations on which they serve on the board of directors. Specifically, each of Mr. Johnson, Mr. Sinclair and Ms. Pickrum have pre-existing duties to RLJ Equity Partners Fund I, L.P. which restrict them and their affiliates from investing outside of that partnership in any privately negotiated transactions which are substantially similar to the investments made by that partnership, but specifically excluding, among other things, investments in publicly traded securities, passive investments, investments outside of the United States of America and its territories and possessions, and investments which the advisory committee of the partnership consent to be pursued outside of the partnership. That fund seeks to make equity and equity-related investments in a diversified portfolio of companies with enterprise values between $75 and $300 million, including in the following preferred industries: business services, general industrial, consumer and retail, media and telecommunications, aerospace and defense and automotive and transportation. In addition, each of them have pre-existing duties to (i) RLJ-McLarty-Landers Automotive Holdings, LLC which restrict them and their affiliates from investing in businesses engaged in the sale of new or used motor vehicles or related products or services, and (ii) RLJ Western Asset PPIP which restrict them and their affiliates from forming or managing a pooled investment fund formed to invest primarily in certain commercial mortgage-backed securities. Mr. Johnson is also Executive Chairman of RLJ Lodging Trust, which restricts him and his affiliates from investing in hotels, or otherwise acquiring focused-service hotels located in the United States or Canada that meet certain investment criteria. Mr. Johnson currently serves on the boards of directors of KB Homes, Lowe’s Companies, Inc. and Strayer Education, Inc.

RLJ’s other directors also have pre-existing fiduciary duties to businesses they serve as officers and/or directors of. Mr. Cohen is Chairman and Chief Executive Officer of The Cohen Group and currently serves on the board of directors of CBS Corporation. Mr. Gabelli is Chairman and Chief Executive Officer of GAMCO Investors, Inc., and serves as an officer or trustee of numerous affiliated investment companies, as well as Chairman of LICT Corporation, a director of CIBL, Inc. and Chairman and Chief Executive Officer of The Morgan Group Holding Co. Mr. Goldfarb is Chairman of the Board and Chief Executive Officer of G-III Apparel Group, Ltd.

RLJ does not believe that any of the foregoing pre-existing fiduciary duties or contractual obligations will materially undermine RLJ’s ability to consummate a business combination because the foregoing entities have specific industry focuses and even, within those industries, may have constraints on the size of acquisitions they would consider.

RLJ’s officers may become involved with subsequent blank check companies similar to RLJ, although they have agreed not to participate in the formation of, or become an officer or director of, any blank check company until RLJ has entered into a definitive agreement regarding RLJ’s initial business combination or RLJ has failed to complete RLJ’s initial business combination within 21 months from the closing of RLJ’s initial public offering. Prior to RLJ’s initial public offering, none of RLJ’s executive officers, directors or control persons are or have been involved in any blank check offerings.

Potential investors should also be aware of the following other potential conflicts of interest:

•	None of RLJ’s officers and directors is required to commit his or her full time to RLJ’s affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.
•	In the course of their other business activities, RLJ’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to RLJ as well as the other entities with which they are affiliated. RLJ’s management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of RLJ’s management’s other affiliations, see “Information About Image — Directors, Executive Officers and Corporate Governance.”
•	RLJ’s initial stockholders purchased founder shares prior to RLJ’s initial public offering and RLJ’s sponsor purchased sponsor warrants in a transaction that closed simultaneously with the closing of RLJ’s initial public offering. RLJ’s initial stockholders have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the consummation of RLJ’s initial business combination. Additionally, RLJ’s initial stockholders have agreed to waive their redemption rights with respect to their founder shares if RLJ fails to consummate RLJ’s initial business combination within 21 months from the closing of RLJ’s initial public offering. If RLJ does not complete the business combination or any other business combination within such 21-month time period, the proceeds of the sale of the sponsor warrants will be used to fund the redemption of RLJ’s public shares, and the sponsor warrants will expire worthless. Founder shares which are no longer subject to forfeiture may not be transferred, assigned or sold until the earlier of one year after the completion of RLJ’s initial business combination (or earlier if, subsequent to RLJ’s business combination, the last sales price of RLJ’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period commencing at least 150 days after RLJ’s initial business combination) and the date on which RLJ consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of RLJ’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Founder shares which are subject to forfeiture may not be transferred except in certain limited circumstances. RLJ’s initial stockholders may not transfer, assign or sell the sponsor warrants and the respective common stock underlying such warrants until 30 days after the completion of RLJ’s initial business combination. Since Mr. Johnson, Mr. Sinclair and Ms. Pickrum will indirectly own shares of RLJ’s common stock or warrants through RLJ’s sponsor, RLJ’s officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effect a business combination.
•	RLJ’s officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to a business combination.

While RLJ does not currently intend to pursue an initial business combination with a company that is affiliated with RLJ’s sponsor, officers or directors, RLJ is not prohibited from pursuing such a transaction. In the event RLJ seeks to complete an initial business combination with such a company, RLJ, or a committee of RLJ’s independent directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA, that such an initial business combination is fair to RLJ’s stockholders from a financial point of view. Furthermore, in no event will RLJ’s sponsor or any of RLJ’s existing officers or directors, or any of their respective affiliates, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of RLJ’s initial business combination, other than $10,000 per month for office space and administrative services payable to RLJ’s sponsor.

In general, officers and directors of a corporation incorporated under the laws of the State of Nevada are required to present business opportunities to that corporation under certain circumstances.

As a result of multiple business affiliations, RLJ’s officers and directors may have similar legal obligations relating to presenting business opportunities to multiple entities. Each of Mr. Johnson, Mr. Sinclair and Ms. Pickrum is an officer, member or partner of RLJ’s sponsor. In addition, conflicts of interest may arise when the RLJ board evaluates a particular business opportunity. RLJ cannot assure you that any of the above mentioned conflicts will be resolved in RLJ’s favor.

In the event that RLJ submits RLJ’s initial business combination to RLJ’s public stockholders for a vote, RLJ’s initial stockholders have agreed to vote their founder shares as well as any shares purchased during or after the offering in favor of RLJ’s initial business combination.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires RLJ’s officer, directors and persons who own more than ten percent of a registered class of RLJ’s equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and ten percent stockholders are required by regulation to furnish RLJ with copies of all Section 16(a) forms they file. Based solely on copies of such forms received, RLJ believes that, during the year ended December 31, 2011, all filing requirements applicable to RLJ’s officers, directors and greater than ten percent beneficial owners were complied with.

Executive Compensation

Compensation Discussion and Analysis

None of RLJ’s executive officers or directors has received any cash compensation for services rendered. Until the earlier of consummation of RLJ’s initial business combination or RLJ’s liquidation, RLJ will pay RLJ’s sponsor a total of $10,000 per month for office space and administrative services, including secretarial support. This arrangement was agreed to by RLJ’s sponsor for RLJ’s benefit and was not intended to provide compensation in lieu of a salary to Mr. Johnson. RLJ believes that such fees are at least as favorable as RLJ could have obtained from an unaffiliated third party for such services. Other than this $10,000 per month fee, no compensation of any kind, including finder’s and consulting fees, will be paid to RLJ’s sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on RLJ’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

After the completion of RLJ’s initial business combination, directors or members of RLJ’s management team who remain with RLJ, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to RLJ’s stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to RLJ’s officers will be determined, or recommended to the RLJ board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the RLJ board.

Other than the appointment of Robert L. Johnson as the Executive Chairman of the New RLJ board (a position which requires Mr. Johnson to serve both as an officer and as a director of New RLJ) and the appointment of H. Van Sinclair as a member of the New RLJ board, RLJ does not presently intend to take any action to ensure that members of RLJ’s management team maintain their positions with RLJ after the consummation of RLJ’s initial business combination, although it is possible that some or all of RLJ’s executive officers and directors may negotiate employment or consulting arrangements to remain with RLJ after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with RLJ may influence RLJ’s management’s motivation in identifying or selecting a target business but RLJ does not believe that the ability of RLJ’s management to remain with RLJ after the consummation of an initial business combination will be a determining factor in RLJ’s decision to proceed with any potential business combination. RLJ is not party to any agreements with RLJ’s executive officers and directors that provide for benefits upon termination of employment.

Other than the securities described elsewhere in this joint proxy statement/prospectus, none of RLJ’s officers or directors has received any of RLJ’s equity securities.

Compensation Committee Interlocks and Insider Participation

None.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information regarding the beneficial ownership of RLJ’s common stock as of June 1, 2012, by:

•	each person known by RLJ to be the beneficial owner of more than 5% of RLJ’s outstanding shares of common stock;
•	each of RLJ’s officers and directors; and
•	all RLJ’s officers and directors as a group.

Unless otherwise indicated, RLJ believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table does not reflect record or beneficial ownership of the sponsor warrants as these warrants are not exercisable within 60 days of the date of this joint proxy statement/prospectus.

RLJ has based its calculation of the percentage of beneficial ownership on 17,968,750 shares of common stock outstanding on June 1, 2012.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Approximate Percentage of Outstanding Common Stock Beneficially Owned
RLJ SPAC Acquisition, LLC (RLJ’s sponsor)(1) 3 Bethesda Metro Center, Suite 1000 Bethesda, MD 20814	3,478,750	19.4%
Robert L. Johnson(1) c/o The RLJ Companies 3 Bethesda Metro Center, Suite 1000 Bethesda, MD 20814	3,478,750	19.4%
AQR Capital Management, LLC(2) Two Greenwich Plaza, 3rd floor Greenwich, CT 06830	1,167,230	6.5%
Bulldog Investors(3) Park 80 West, 250 Pehle Ave. Suite 708 Saddle Brook, NJ 07663	1,268,000	7.1%
Polar Securities Inc.(4) 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada	1,363,520	7.6%
Fir Tree Value Master Fund, L.P.(5) c/o Citco Fund Services (Cayman Islands) Limited 89 Nexus Way, Camana Bay Box 31106 Grand Cayman KY1-1205, Cayman Islands	1,862,500	10.4%
Senator Investment Group LP(6) 1330 Avenue of the Americas 26th Floor New York, NY 10019	1,237,500	6.9%
Wexford Spectrum Investors LLC(7) 411 West Putnam Avenue, Suite 125 Greenwich, Connecticut 06830	1,174,363	6.54%
H. Van Sinclair c/o The RLJ Companies 3 Bethesda Metro Center, Suite 1000 Bethesda, MD 20814	—	—
Lisa W. Pickrum c/o The RLJ Companies 3 Bethesda Metro Center, Suite 1000 Bethesda, MD 20814	—	—
William S. Cohen 51 West 52nd Street New York, NY 10019	57,500	*
Mario J. Gabelli c/o GAMCO Investments, Inc. One Corporate Center Rye, NY 10580-1435	—	—
Morris Goldfarb c/o G-III Apparel Group, Ltd. 512 Seventh Avenue New York, NY 10018	157,500	*
All directors and executive officer as a group (6 individuals)(1)	3,693,750	20.0%

*	Less than 1%

(1)	The RLJ Companies, LLC is the sole manager and is the sole voting member of RLJ SPAC Acquisition, LLC. Robert L. Johnson is the sole manager and the sole voting member of The RLJ Companies, LLC. Mr. Johnson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(2)	This information is based solely on a Schedule 13G filed on February 14, 2012 with the SEC.
(3)	This information is based solely on a Schedule 13G/A filed on February 14, 2012 with the SEC jointly by Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos.
(4)	This information is based solely on a Schedule 13G/A filed on February 14, 2012 with the SEC jointly by North Pole Capital Master Fund and Polar Securities Inc.
(5)	This information is based solely on a Schedule 13G filed on February 18, 2011 with the SEC jointly by Fir Tree, Inc. and Fir Tree Value Master Fund, L.P.
(6)	This information is based solely on a Schedule 13G filed on February 28, 2011 with the SEC.
(7)	Wexford Capital LP (“Wexford Capital”) may, by reason of its status as manager of Wexford Spectrum Investors LLC (“WSI”), be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Wexford GP LLC (“Wexford GP”) may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the securities beneficially owned by WSI. Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by WSI and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in each member of WSI.

In November 2010, RLJ’s initial stockholders purchased an aggregate of 3,593,750 founder shares for an aggregate purchase price of $25,000, or approximately $0.007 per share. A portion of the founder shares in an amount equal to 2.5% of RLJ’s issued and outstanding shares immediately after RLJ’s initial public offering are subject to forfeiture by RLJ’s initial stockholders in the event the last sales price of RLJ’s stock does not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of RLJ’s initial business combination. An additional 2.5% of RLJ’s issued and outstanding shares immediately after RLJ’s initial public offering are subject to forfeiture by RLJ’s initial stockholders in the event the last sales price of RLJ’s stock does not equal or exceed $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of RLJ’s initial business combination.

Because RLJ’s initial stockholders beneficially own 20% of RLJ’s issued and outstanding shares of RLJ’s common stock as of June 1, 2012, RLJ’s initial stockholders may be able to effectively influence the outcome of all matters requiring approval by RLJ’s stockholders, including the election of directors and approval of significant corporate transactions other than approval of RLJ’s initial business combination.

RLJ’s sponsor purchased 6,666,667 sponsor warrants at a price of $0.75 per warrant ($5,000,000 in the aggregate) in a private placement that occurred simultaneously with the closing of RLJ’s initial public offering, such that the total amount of the proceeds of RLJ’s initial public offering and the proceeds of the sale of the sponsor warrants placed in RLJ’s trust account was approximately $9.95 per unit sold in RLJ’s initial public offering. Each sponsor warrant entitles the holder to purchase one share of RLJ’s common stock at $12.00 per share. The purchase price of the sponsor warrants was added to the proceeds from RLJ’s initial public offering being held in the trust account pending RLJ’s completion of RLJ’s initial business combination. If RLJ does not complete the business combination or any other business combination within 21 months from the closing of RLJ’s initial public offering, the proceeds of the sale of the sponsor warrants will be used to fund the redemption of RLJ’s public shares, and the sponsor warrants will expire worthless. The sponsor warrants are subject to the transfer restrictions described below. The sponsor warrants will not be redeemable by RLJ so long as they are held by RLJ’s sponsor or its permitted transferees. If the sponsor warrants are held by holders other than the sponsor or its permitted transferees, the sponsor warrants will be redeemable by RLJ and exercisable by the holders on the same basis as the warrants included in the units being sold in RLJ’s initial public offering.

The sponsor warrants may also be exercised by the sponsor or its permitted transferees on a cashless basis. Otherwise, the sponsor warrants have terms and provisions that are identical to those of the warrants sold as part of the units in RLJ’s initial public offering.

Transfers of Common Stock and Warrants by RLJ’s Initial Stockholders

The founder shares, sponsor warrants and any shares of common stock and warrants purchased in RLJ’s initial public offering or issued upon exercise of the sponsor warrants are each subject to transfer restrictions pursuant to lockup provisions in the letter agreements with RLJ and the underwriters entered into by RLJ’s initial stockholders. Founder shares which are not subject to forfeiture may not be transferred, assigned or sold until the earlier of one year after the completion of RLJ’s initial business combination (or earlier if, subsequent to RLJ’s business combination, the last sales price of RLJ’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period commencing at least 150 days after RLJ’s initial business combination) and the date on which RLJ consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of RLJ’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. RLJ’s initial stockholders may not transfer, assign or sell the sponsor warrants and the respective common stock underlying such warrants until 30 days after the completion of RLJ’s initial business combination. In addition, RLJ’s sponsor and RLJ’s officers and directors have agreed that, for a period of 180 days from the date of this joint proxy statement/prospectus, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of RLJ’s units, warrants, shares of common stock or any other securities convertible into, or exercisable, or exchangeable for, shares of RLJ’s common stock. Notwithstanding the restrictions above, the shares, warrants and any shares of common stock underlying the warrants may be transferred:

•	to RLJ’s officers or directors, any affiliates or family members of any of RLJ’s officers or directors or any affiliates of RLJ’s sponsor;
•	by gift to a member of any of RLJ’s initial stockholder’s immediate family or to a trust, the beneficiary of which is a member of such initial stockholder’s immediate family, an affiliate of the initial stockholder or to a charitable organization;
•	by virtue of laws of descent and distribution upon death of any of RLJ’s initial stockholders;
•	pursuant to a qualified domestic relations order;
•	by virtue of the laws of the state of Delaware or RLJ’s sponsor’s limited liability company agreement upon dissolution of RLJ’s sponsor;
•	in the event of RLJ’s liquidation prior to RLJ’s completion of RLJ’s initial business combination; or
•	in the event of RLJ’s consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of RLJ’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to RLJ’s consummation of RLJ’s initial business combination;

provided, however, that these permitted transferees in certain cases must enter into a written agreement agreeing to be bound by these transfer restrictions.

Registration Rights

The holders of the founder shares, sponsor warrants and any warrants (including the shares of common stock issuable upon conversion of such warrants) that may be issued upon conversion of working capital loans will hold registration rights to require RLJ to register a sale of any of RLJ’s securities held by them pursuant to the registration rights agreement dated as of February 22, 2011. These stockholders will be entitled to make up to three demands, excluding short form registration demands, that RLJ register such securities for sale under the Securities Act. In addition, these stockholders will have “piggy-back” registration rights to include their securities in other registration statements filed by RLJ. However, the registration rights agreement provides that RLJ will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. Founder shares which are not subject to forfeiture may not be transferred, assigned or sold until the earlier of one year after the completion of RLJ’s initial business combination (or earlier if, subsequent to RLJ’s business combination, the last sales price of RLJ’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period commencing at least 150 days after RLJ’s initial business combination) and the date on which RLJ consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of RLJ’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. In the case of the sponsor warrants and the respective common stock underlying such warrants, the lock-up period terminates 30 days after the completion of RLJ’s initial business combination. RLJ will bear the costs and expenses of filing any such registration statements. New RLJ will assume RLJ’s obligations under this registration rights agreement upon the consummation of the RLJ merger.

Securities Authorized for Issuance Under Equity Compensation Plans

RLJ has no compensation plans under which equity securities are authorized for issuance.

Certain Relationships, Related Transactions and Director Independence

In November 2010, RLJ’s initial stockholders purchased an aggregate of 3,593,750 founder shares for an aggregate purchase price of $25,000, or approximately $0.007 per share. A portion of the founder shares in an amount equal to 2.5% of RLJ’s issued and outstanding shares immediately after RLJ’s initial public offering will be subject to forfeiture by RLJ’s initial stockholders in the event the last sales price of RLJ’s stock does not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of RLJ’s initial business combination. An additional 2.5% of RLJ’s issued and outstanding shares immediately after RLJ’s initial public offering will be subject to forfeiture by RLJ’s initial stockholders in the event the last sales price of RLJ’s stock does not equal or exceed $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of RLJ’s initial business combination.

RLJ’s sponsor is a Delaware limited liability company of which The RLJ Companies, LLC is the sole manager and is the sole voting member (holding approximately 85% of the total economic interest) and certain employees of The RLJ Companies, LLC, including Mr. Sinclair and Ms. Pickrum, hold an aggregate of approximately 15% profits interest pursuant to long-term incentive arrangements. Mr. Johnson is the sole manager and the sole voting member of The RLJ Companies, LLC.

RLJ’s sponsor purchased 6,666,667 sponsor warrants at a price of $0.75 per warrant ($5,000,000 in the aggregate) in a private placement that occurred simultaneously with the closing of RLJ’s initial public offering, such that the total amount of the proceeds of RLJ’s initial public offering and the proceeds of the sale of the sponsor warrants placed in RLJ’s trust account was approximately $9.95 per unit sold in RLJ’s initial public offering. Each sponsor warrant entitles the holder to purchase one share of RLJ’s common stock at $12.00 per share. RLJ’s sponsor has agreed that the sponsor warrants (including the common stock issuable upon exercise of the sponsor warrants) will not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of RLJ’s initial business combination.

Each of Mr. Johnson, Mr. Sinclair and Ms. Pickrum is an officer, member or partner of RLJ’s sponsor. In order to minimize potential conflicts of interest that may arise from multiple corporate affiliations, each of RLJ’s officers and Mr. Johnson have agreed, pursuant to a written agreement with RLJ, that until the earliest of RLJ’s initial business combination, RLJ’s liquidation or such time as he or she ceases to be an officer or director, to present to RLJ for RLJ’s consideration, prior to presentation to any other entity, any business opportunity with an enterprise value of $100 million or more, subject to any pre-existing fiduciary or contractual obligations he or she might have. As more fully discussed above under “Conflicts of Interest” above, if any of RLJ’s officers or Mr. Johnson becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has pre-existing fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to RLJ. All of RLJ’s officers and Mr. Johnson currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to RLJ. In addition, RLJ’s officers and Mr. Johnson have agreed not to participate in the formation of, or become an officer or director of, any blank check company until RLJ has entered into a definitive agreement regarding RLJ’s initial business combination or RLJ has failed to complete RLJ’s initial business combination within 21 months from the closing of RLJ’s initial public offering.

Until the earlier of RLJ’s consummation of a business combination or RLJ’s liquidation, RLJ’s sponsor will make available to RLJ office space and certain office and secretarial services, as RLJ may require from time to time. RLJ has agreed to pay RLJ’s sponsor $10,000 per month for these services. However, this arrangement is solely for RLJ’s benefit and is not intended to provide compensation in lieu of salary to Mr. Johnson. RLJ believes, based on rents and fees for similar services in the Washington, D.C. metropolitan area, that the fee charged by RLJ’s sponsor is at least as favorable as RLJ could have obtained from an unaffiliated person.

Other than the $10,000 per-month administrative fee paid to RLJ’s sponsor and reimbursement of any out-of-pocket expenses incurred in connection with activities on RLJ’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to RLJ’s sponsor, officers or directors, or to any of their respective affiliates, prior to or with respect to RLJ’s initial business combination (regardless of the type of transaction that it is). RLJ’s independent directors will review on a quarterly basis all payments that were made to RLJ’s sponsor, officers, directors or RLJ’s or their affiliates.

RLJ’s sponsor also advanced to RLJ prior to the completion of RLJ’s initial public offering an aggregate of $225,000 to cover expenses related to RLJ’s initial public offering. This loan was repaid from the proceeds of RLJ’s initial public offering not placed in the trust account.

In addition, in order to finance transaction costs in connection with an intended initial business combination, RLJ’s sponsor or an affiliate of RLJ’s sponsor or certain of RLJ’s officers and directors may, but are not obligated to, loan RLJ funds as may be required. If RLJ consummates an initial business combination, RLJ would repay such loaned amounts. In the event that the initial business combination does not close, RLJ may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from RLJ’s trust account would be used for such repayment, other than the interest on such proceeds that may be released to RLJ for working capital purposes. Such loans may be convertible into founders shares and warrants of the post business combination entity at a price of $0.75 per warrant at the option of the lender. The warrants would be identical to the sponsor warrants. The founders shares would have no redemption rights. The holders of such founders shares and warrants (and the underlying shares) would have demand and “piggy-back” registration rights with respect to such securities. RLJ will bear the costs and expenses of filing any such registration statements. The terms of such loans by RLJ’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

After RLJ’s initial business combination, members of RLJ’s management team who remain with RLJ may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to RLJ’s stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to RLJ’s stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider RLJ’s initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

All ongoing and future transactions between RLJ and any member of RLJ’s management team or his or her respective affiliates will be on terms believed by RLJ at that time, based upon other similar arrangements known to RLJ, to be no less favorable to RLJ than are available from unaffiliated third parties. It is RLJ’s intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to RLJ than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to RLJ than with an unaffiliated third party, RLJ would not engage in such transaction.

RLJ has entered into a registration rights agreement with respect to the founder shares and sponsor warrants, which is described above under “Registration Rights.” New RLJ will assume RLJ’s obligations under this registration rights agreement upon the consummation of the RLJ merger.

RLJ’s policies and procedures for the review, approval or ratification of certain related party transactions are described above under “Conflicts of Interest” above.

Director Independence

Although RLJ is not required to have a majority of independent directors on the RLJ board, RLJ has elected to have a majority of independent directors. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the RLJ board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

The RLJ board has determined that each of Mr. Cohen, Mr. Gabelli and Mr. Goldfarb are independent directors as such term is defined under the rules of the NYSE Euronext and Rule 10A-3 of the Exchange Act. Although RLJ is not listed on the NYSE Euronext, RLJ has voluntarily applied the definition of director independence used by the NYSE Euronext in making the determinations with respect to Mr. Cohen, Mr. Gabelli and Mr. Goldfarb. RLJ’s independent directors have regularly scheduled meetings at which only independent directors are present.

INFORMATION ABOUT IMAGE

Overview

Image Entertainment was incorporated in Colorado as Key International Film Distributors, Inc. in April 1975. In 1983, Image changed its name to Image Entertainment, Inc. Image reincorporated in California in November 1989 and reincorporated again in Delaware in September 2005. Image’s principal executive offices are located at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.

Image is a leading independent licensee and distributor of entertainment programming in North America. Image releases its library of exclusive content on a variety of formats and platforms, including DVD, Blu-ray Disc®, or Blu-ray, digital video-on-demand, or VOD, electronic sell-through, or EST, and streaming), broadcast television (cable or satellite, including VOD), theatrical and non-theatrical (airplanes, libraries, hotels and cruise ships) exploitation.

Image’s focus is on a diverse array of general and specialty content, including:

•	Feature films
•	Comedy
•	Music concerts
•	Urban (including stage plays)
•	Theatre/Broadway
•	Documentaries
•	Faith and Family
•	Theatrical catalogue films
•	Independent films
•	Foreign films
•	Youth culture/lifestyle
•	Television
•	Sports
•	Fitness

Image also acquires exclusive rights to audio content for distribution via digital platforms and on CD in a variety of genres and configurations.

Image strives to grow revenue by maintaining and building a library of titles that can be exploited in a variety of formats and distribution channels. Image’s library of exclusive rights contains approximately 4,000 titles that Image is currently exploiting in the following formats:

•	Approximately 3,700 DVD/Blu-ray titles/300 CD titles
•	Digital rights to approximately:
º	2,600 video programs
º	400 audio titles containing more than 5,600 individual tracks

Each month, Image releases an average of 20 – 25 exclusive titles for distribution in a variety of formats including DVD, Blu-ray, digital, broadcast and VOD.

Strategy

Image believes its current strategy, which it began implementing in fiscal 2010, allows Image to be more flexible and act upon opportunities more quickly.

The main components of this current strategy include:

•	Pursuing Exclusive Content Acquisition: Image has refocused its content acquisition efforts by focusing on:

º	Cast-driven feature films, which may result in fewer new titles, but have potentially higher consumer recognition and revenue on each release.
º	Well-known, talent-driven music and comedy selections.
º	Film, television and specialty libraries of all sizes.
•	Exercising Financial Discipline: Image has implemented an improved ‘greenlight’ process that it believes allows it to better evaluate the potential profit in a given acquisition opportunity versus the financial investment and potential risks.
•	Acquiring All Rights: When appropriate, Image now acquires the greatest variety of distribution rights regarding acquired content in the greatest variety of formats, including DVD, Blu-ray, broadcast, VOD and digital, for both domestic and international use. This allows Image to further diversify its revenue streams.
•	Pursuing Strategic Opportunities: Image has and will continue to actively pursues accretive business acquisitions, joint ventures and other creative partnering arrangements. Image’s management team’s significant network of relationships and depth of expertise provide opportunities for it to grow in areas it knows best. Image has either acquired or entered into exclusive distribution relationships with and acquired rights to distribute films and libraries of several companies such as Madacy Entertainment, Lakeshore Entertainment, Handmade Films, Amity Entertainment and Sony Pictures Home Entertainment adding over 900 titles to Image’s library over the past two years.
•	Maximizing Cost Efficiencies: Image is continuing its ongoing evaluation of all cost categories in an effort to effectively convert fixed costs to variable expenses.
•	Focusing on Core Competencies: As a result of its early-2011 reorganization, Image believes that the most profitable use of management and staff time is in the acquisition, sales and marketing of exclusive content. Image has been able to successfully outsource other time and resource intensive functions, such as distribution, merchandising, manufacturing and other logistical functions.
•	Expanding Distribution Opportunities into New Channels and Media: Image has increased its focus on emerging means of distribution that have opened significant new opportunities, many of which have not yet realized their full potential. For example, Image has recently been testing day-and-date VOD release to coincide with theatrical release.
•	Building Relationships with Existing and Potential Content Suppliers: The substantial business relationships of Image’s management team have allowed Image to substantially expand the depth and breadth of content suppliers willing to do business with Image.

Partial List of Titles Released in Fiscal 2012
Features/Other:
The Way Back (starring Ed Harris, Jim Sturgess, Saoirse Ronan, Colin Farrell)
The Perfect Game (starring Clifton Collins Jr., Cheech Marin)
The Double (starring Richard Gere, Topher Grace, Martin Sheen)
Passion Play (starring Mickey Rourke, Bill Murray, Megan Fox)
A Little Help (starring Jenna Fischer, Chris O’Donnell)
Beneath the Darkness (starring Dennis Quaid, Tony Oller, Aimee Teegarden)
Division III: Football’s Finest (starring Andy Dick, Marshall Cook, Bryan Callen, Will Sasso, Adam Carolla)
Decision (starring Natalie Grant, Billy Dean)
Burning Palms (starring Dylan McDermott, Rosamund Pike, Shannen Doherty, Lake Bell, Zoe Saldana, and Nick Stahl)
Mega Python vs. Gatoroid (starring Debbie Gibson, Tiffany)
‘MASTER HAROLD’...and the boys (starring Freddie Highmore, Ving Rhames)
Summer Eleven
The Reef
The Inheritance
The Violent Kind
Wild Cherry
Born to Ride
Chillerama
ChromeSkull: Laid to Rest 2
Just Peck
The Clinic
Born To Ride
The Hills Have Eyes
Hellraiser
Dear Santa
The River Why
Alleged
Freerunner
Criterion Branded:
Godzilla
Tiny Furniture
12 Angry Men
Rushmore
Black Moon
Three Colors: Blue, White and Red
Identification of a Woman
Island of Lost Souls
Kuroneko
Carlos
Cul-De-Sac
The Killing
Kiss Me Deadly
Insignificance
The Makioka Sisters
The Great Dictator
Pale Flower
Something Wild
Blow Out
Kes
White Material
TV:
Ghost Hunters – Season 6: Volume 1
Ghost Hunters International Season 2: Part 1
Sledge Hammer! The Complete Series
Crime Story: The Complete Series
The Twilight Zone: Seasons 4 & 5 (Blu-ray version)
The Dick Van Dyke Show: 50th Anniversary Edition: Fan Favorites

Partial List of Titles Released in Fiscal 2012
Urban:
All Things Fall Apart (starring Curtis “50 Cent” Jackson, Mario Van Peebles, Ray Liotta, Lynn Whitfield)
He’s Mine Not Yours
I Ain’t Scared of You: A Tribute to Bernie Mac
Lord, All Men Can’t Be Dogs
Trinity Goodheart
David E. Talbert’s What Goes Around Comes Around
Breaking Up is Hard to Do
Love Me or Leave Me
The Ideal Husband
Soulja Boy
Money Matters
35 and Ticking
The Bachelor Party
I Will Follow
David E. Talbert's What My Husband Doesn’t Know
Comedy:
Nephew Tommy: Just My Thoughts
Whitney Cummings: Money Shot
Nick Cannon: Mr. Showbiz
National Lampoon's The Legend of Awesomest Maximus
Special Interest:
2011 NBA Champions: Dallas Mavericks
When They Were Young (NBA)
Sons of the City: New York (NBA)
Highwater
Foreigner: Live
B.B. King: Live
Legends of Flight (IMAX DVD and 3D Blu-ray)
The Pee-Wee Herman Show on Broadway
Bette Midler: The Showgirl Must Go On
The Kennedys
Betty White: Champion for Animals

Partial List of Projected Titles for Release in Fiscal 2013
Features/Other:
The Tall Man (starring Jessica Biel, Jodelle Ferland, Stephen McHattie)
Witches of Oz (starring Paulie Rojas, Billy Boyd, Sean Astin, Ethan Embry, Mia Sara, Lance Henriksen, Christopher Lloyd)
Memorial Day (starring Jonathan Bennett, James Cromwell, John Cromwell)
Teen Spirit (an ABC Family original movie)
Bullhead (2012 Academy Award Nominee for Best Foreign Language Film)
Freak Dance (starring Michael Cassady, Megan Heyn, Amy Poehler)
Radio Rebel (starring Debby Ryan)
Red Hook Summer (a film by Spike Lee)
Goats (starring Vera Farmiga, David Duchovny and Keri Russell)
Airborne (starring Mark Hamill, Craig Conway and Billy Murray)
Lovely Molly (from the makers of The Blair Witch Project and The Lord of the Rings)
Klown (an Alamo Drafthouse Film)
The FP (an Alamo Drafthouse Film)
Los Scavengers (starring Vincente Rodriguez)
Gone Hollywood (starring Vincente Rodriguez)
The Heart of Christmas (Slingshot Pictures; starring Candace Cameron Bure, George Newbern)
The Holy Roller (Slingshot Pictures)
God’s Country (Slingshot Pictures)
Lukewarm (Slingshot Pictures)
Midnight Son
Madison County
Robotropolis
Episode 50
Dead Season
The Theatre Bizarre
Monster Brawl
Home Run Showdown
The Ambassador
Urban:
The American Dream (starring Jamil Walker Smith)
Dysfunctional Friends (starring Stacey Dash, Hosea Chanchez)
She’s Not Our Sister (starring Kellita Smith)
David E. Talbert’s A Fool and His Money
David E. Talbert’s Suddenly Single
BMF: The Rise and Fall of a Hip-Hop Drug Empire
Note to Self (starring Christian Keys, Letoya Luckett)
Love Buddies (starring Tatyana Ali, Keith Robinson)
The Love you Save (a GMC original production)
Sugar Mommas (a GMC original production)
Comedy:
Paul Rodriguez: Just For the Record
Ralphie May: Too Big to Ignore
D.L. Hughley: Reset
Brian Hooks: LMAO
TV:
Rags to Riches: The Complete Series
The Dick Van Dyke Show: Carl Reiner's Favorites
Ghost Hunters Season 7: Parts 1 & 2
Ghost Hunters International Season 2: Part 2
The Complete Adventures of Teddy Ruxpin (10-Pk)
The Twilight Zone: The Complete Series (Blu-ray version)
The Twilight Zone: More Fan Favorites
Holliston: Season 1
Criterion Branded:
Being John Malkovich (starring John Malkovich, Cameron Diaz, John Cusack, Catherine Keener)
Quadrophenia (based on The Who’s epic album)
Summer with Monika (an Ingmar Bergman film)
Le Havre (2011 Fipresci Prize winner, Cannes)
Certified Copy (starring Academy Award winners Juliette Binoche and Jean-Claude Carrière)
Summer Interlude (an Ingmar Bergman film)
Gold Rush (starring Charlie Chaplin)
Harold & Maude (a Hal Ashby film)
Shallow Grave (a Danny Boyle film)
39 Steps (an Alfred Hitchcock film)
Gray’s Anatomy (a Stephen Soderbergh film starring Spalding Gray)
And Everything is Going Fine (a Stephen Soderbergh film starring Spalding Gray)
Special Interest:
Clinton Documentary
Route 66: Marathon Tour – Chicago to L.A.
Chicago: Chicago in Chicago
Chronos (IMAX)

General

Based on the methods used by management to manage, evaluate, operate and internally report the business activities of Image, Image has one reporting segment, called Worldwide Entertainment.

Image’s Worldwide Entertainment business consists of the acquisition, content enhancement and worldwide distribution of exclusive content in various formats, including DVD, Blu-ray, digital, broadcast (including cable and satellite), VOD, streaming video, downloading and sublicensing.

Net Revenue by Format:

	Fiscal Year Ended March 31,
	2012	2011	% Change
	(in thousands)
Packaged Goods (DVD & Blu-ray)	$75,000	$74,924	0.1%
Digital	14,092	6,258	125.2
Broadcast	7,854	5,961	31.8
Sublicensing and Other	3,140	1,816	72.9
Net Revenues	$100,086	$88,959	12.5%

Image’s total assests were $75.7 million and $73.7 million as of March 31, 2012 and 2011, respectively.

DVD and Blu-ray.  Most of the product Image releases is in the standard DVD format with an increasing number of titles released on Blu-ray as the format’s acceptance continues to grow. Image is a leading independent supplier of content in the music, comedy, special interest, television episodes and urban genres. The following table shows the aggregate number of titles Image has in active release by content type, compared with the aggregate number of software titles released by the industry, in the week ended May 31, 2012, excluding discontinued titles, using data compiled monthly in the DVD & Blu-ray Release Report.

Type of DVD Content	Total Number of DVD Titles	Number of Image Titles	Percentage of Total Number of Titles Released by Image
Music	15,683	650	4.1%
Theatrical Catalog	15,957	625	3.9%
Direct to DVD	14,098	598	4.2%
Special Interest	24,508	475	1.9%
Foreign Language	13,108	338	2.6%
Television Programming	8,702	303	3.5%
Performance: Comedy/Stand-up	1,040	150	14.4%
All Other	48,859	561	1.1%
Total Releases – Cumulative through May 31, 2012	141,955	3,700	2.6%

Source: DVD & Blu-ray Release Report Revised May 31, 2012.

Many of its DVD and Blu-ray titles include special features, enhancements and ancillary materials, such as multiple audio tracks, behind-the-scenes footage, director commentaries, interviews and discographies. As more consumers purchase high-definition televisions and become more exposed to high-definition content through satellite and cable, Image believes that they will expect the same level of quality from their video movie rentals and purchases. Additionally, high-definition VOD continues to gain traction with consumers and Image provides high-definition source materials for this format as well. In fiscal 2012, Image released 625 titles on Blu-ray, an increase of 356% over fiscal 2011.

Digital.  Image engages in the exclusive wholesale distribution of the digital rights to its library of audio and video content. The demand for the types of programming found in Image's library continues to increase as new distributors enter this primarily online marketplace. Image seeks to differentiate itself competitively by being a one-stop source for these distributors for the large and diverse collection of entertainment represented by its digital library.

Image enters into non-exclusive distribution arrangements with retail and consumer-direct entities whose business models include the digital delivery of content.

Image aggressively continues to add numerous video and audio titles to its growing library of exclusive digital rights each month. Its current digital video library contains approximately 2,600 individual video programs.

Image actively participates in many digital business models, including sell-through, direct-to-own, rental, subscription, streaming and advertising-supported streaming. As consumers adopt these (or future) models, Image believes that it is well-positioned to grow along with its distribution partners. The near-term challenges faced by all digital distributors are to develop ways to increase consumer awareness and integrate this awareness into their buying and consumption habits. Additionally, Image supports several technology companies and original equipment manufacturer device manufacturers with programming in an effort to generate consumer interest in digital distribution and to increase awareness and demand for its titles. Examples of Image’s digital accounts are Netflix (video), iTunes (audio and video, ringtones), Amazon.com (audio and video), Hulu (video), Microsoft Xbox Live Marketplace (audio and video), Sony Playstation (video), YouTube/Google (video), Vudu (video), Vevo (video) and Samsung (video).

Broadcast.  Image’s television division is responsible for all forms of television distribution, including the worldwide sales of its content across broadcast television, VOD and non-theatrical platforms. Buyers of Image’s standard and high-definition content are typically cable or satellite broadcasters, and sometimes terrestrial (free) television broadcasters. Examples of Image’s key broadcast sublicensees are BET, Bounce, Comedy Partners, Documentary Channel, Fuse Networks, NBC Universal, Oxygen Media and Showtime.

Image has a two-pronged approach to VOD. First, Image continues to expand its direct relationships with customers. In North America, Image has direct relationships with InDemand, Avail-TVN, AT&T U-verse, Direct TV and Echostar (Dish Net) along with several specialty labels such as Sky Angel, Havoc TV and Eurocinema. Revenue is typically derived on a revenue-sharing basis. These direct relationships account for the majority of Image’s VOD revenues.

Second, Image entered into a North American sales agency agreement with Warner Digital Distribution, a division of Time-Warner, Inc., or Warner, which sublicenses a selection of its programs to cable, satellite and hotel/motel operators in the VOD businesses. Revenue is typically derived on a revenue-sharing basis. Internationally, Image works with North American-based outlets that already have international operations in addition to opening discussions with a variety of internationally based entities.

Worldwide Hotel/Motel.  In North America, Image works directly with Lodgenet/OnCommand, Movie Beam, Warner and Avail-TVN and have direct relationships with several other entities providing entertainment to the hotel/motel arena. For exploitation of its music and stand-up comedy programs for hotels and motels, Image has a non-exclusive output agreement with Instant Media Network, which is partially owned by Lodgenet/OnCommand — the largest distributor of entertainment product to the hotel/motel industry in North America. In addition, Image entered into a non-exclusive output agreement with Video On Demand International Productions, Inc. for all types and genres of programming. As with broadcast (including VOD, as described above), internationally Image works with North American-based outlets that have existing international operations as well as internationally based outlets.

Sublicensing.  Image holds international distribution rights to more than 550 video and audio programs currently exploited on all formats to countries outside of North America. Outside North America, Image sublicenses distribution in the areas of home entertainment, television and digital through distribution partners such as Universal Music Group International, BET International, Warner Music Australia and Universal Pictures Australia, which pay Image a royalty for distribution of Image products.

Theatrical Distribution.  In some cases, a limited theatrical release (playing on between two to 200 screens, in two to 20 markets), which includes an outlay of prints and advertising costs, may be required of

Image by the licensor as part of the distribution rights acquisition deal. A modest theatrical release may also serve as a cost-effective marketing platform for the subsequent DVD/Blu-Ray, digital and broadcast releases.

Exclusive Acquisition.  Image acquires exclusive distribution rights to its content across multiple entertainment formats. Image acquires its exclusive titles from a wide range of content holders and those who represent content holders, including:

•	independent content suppliers;
•	producers;
•	music artists and record labels;
•	artist management and talent agencies; and
•	foreign sales companies.

Image markets and exploits its exclusive content according to royalty or distribution fee agreements that typically range from five to 25 years in duration.

The Criterion Collection Distribution Agreement.  Image has been distributing The Criterion Collection for over 20 years. Image has an exclusive home video distribution agreement with The Criterion Collection to distribute its product on DVD, Blu-Ray and certain digital formats. The Criterion Collection, including its related labels Eclipse, Janus Films and Essential Art House, currently contains approximately 600 active titles and release approximately 60 titles annually. Distribution of programming from The Criterion Collection contributed approximately 23% and 26% of Image’s net revenue in fiscal 2012 and 2011, respectively.

New Library Acquisition Strategy.  Since January 2010, Image has broadened its content acquisition focus to include complete libraries from both studios and independents, such as the Handmade Films library (announced in March 2010) Lakeshore Entertainment library (announced in April 2011), Amity Entertainment library (announced in May 2012) and strategically aligned companies, such as its Madacy Home Video acquisition (announced in October 2010).

Mining of Image’s Library.  Image continues to create new and special editions of previously released content that will encourage consumers to repurchase the product in these technically superior versions. Image also continues to expand on strategies that extend the life cycle of its titles, including “second bite” strategies that focus on repricing and/or remarketing and repromotion, increased focus on budget product and shippers, and product shipped with merchandising displays.

Marketing.  Image’s in-house marketing department directs marketing efforts toward consumers as well as Theatrical exhibition, DVD/Blu-ray/digital retailers and cable/VOD programmers. Image’s marketing efforts include:

•	point-of-sale advertising;
•	print advertising in trade and consumer publications;
•	television, outdoor, in-theater and radio advertising campaigns;
•	Internet advertising, including viral and social network marketing campaigns;
•	direct response campaigns;
•	dealer incentive programs;
•	trade show exhibits; and
•	bulletins featuring new releases and catalogue promotions.

Sales.  Image maintains its own sales force, and has a direct selling relationship with the majority of its customers. Image sells its products to traditional retailers, specialty retailers, rental customers, Internet retailers, wholesale distributors and through alternative distribution channels, which include direct-to-consumer print catalogs, direct response campaigns, subscription service/club sales, home shopping television channels, other non-traditional sales channels, kiosks and subdistributors.

Examples of Image’s key sell-through customers are Walmart, Amazon.com, Best Buy Co., Target, and Barnes & Noble. Examples of Image’s key distribution customers are Alliance Entertainment, or AEC,

Entertainment One, Video Products Distributors and Ingram Entertainment. Examples of Image’s key rental customers are Redbox and Netflix. In fiscal 2012, Walmart and AEC each accounted for approximately 11% of Image’s net revenues.

Additionally, in connection with Image’s August 2010 Distribution Services and License Agreement with SPHE, SPHE agreed to perform certain sales functions at Walmart, Best Buy and Target on behalf of Image. Image now has the benefit of having a major studio present Image’s product in conjunction with SPHE releases, including motion pictures. SPHE is Image’s primary vendor of record for shipments of physical product to North American retailers and wholesalers and, as vendor of record, responsible for collecting these receivables and remitting these proceeds to Image. See “Managed Value-Added and Distribution Services'' below.

Image allows retail customers to return unsold inventory. Image reserves for estimated returns at the time the sale is recognized, based in part upon its historical returns experience and knowledge of specific product movement within distribution channels. Image’s inventory returns, as a percentage of its gross distribution revenues, were 26.0% in fiscal 2012 and 18.0% in fiscal 2011. The increase in returns was primarily attributable to the higher shipments to Walmart, and their specific new release business model. Returns from Walmart have been higher historically than other retail customers. Returns of defective product have been minimal and are generally covered by manufacturers’ warranties.

Image also focuses on special markets sales channels, outside the traditional marketplace, to take advantage of its large and diverse catalog and specifically targets niche sales opportunities. Within Special Markets, examples of Image’s key customers are Midwest Tapes and Waxworks. Another special market channel is scanned-based trading in conjunction with SPHE. Through SPHE’s scanned-based trading system, Image’s products are also placed in grocery and drug store retail chains such as Albertsons, Stater Brothers, Hannaford, CVS, Shopko, Kroger and Safeway.

Managed Value-Added and Distribution Services.  In February 2010, Image outsourced the post- production and creative services necessary to prepare a disc master and packaging/advertising materials for manufacturing and marketing of its products. Such services include:

•	packaging design;
•	DVD/Blu-ray authoring and compression;
•	menu design;
•	video master quality control;
•	music clearance; and
•	for some titles, the addition of enhancements such as:
º	multiple audio tracks;
º	commentaries;
º	foreign language tracks;
º	behind-the-scenes footage; and
º	interviews.

These services now are performed by third-party vendors, managed by Image personnel.

Image’s manufacturing, warehousing and distribution services are currently provided by Sony Pictures Home Entertainment, or SPHE, under its Distribution Service and License Agreement. In addition to conventional manufacturing, Image also has manufacturing-on-demand. MOD services are provided for replication of slower moving titles, which helps avoid replicating larger minimum quantities of certain titles and can be used for direct-to-consumer sales as needed. Under the agreement, SPHE also provides certain operational services at Image’s direction, including credit and collections, merchandising, returns processing, and certain IT functions. For further information regarding Image’s Distribution Services and License

Agreement with SPHE, please see “Information About Image — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Manufacturing and Distribution with Sony Pictures Home Entertainment.”

Competition

Image competes for both content and for customers for the content it distributes.

Image faces competition from other independent distribution companies, major motion picture studios and music labels in securing exclusive content distribution rights. Some of these competitors are larger than Image. Image’s DVD and Blu-ray products compete for a finite amount of retail and rental shelf space. Consumers can choose from a large supply of competing entertainment content from other suppliers. Sales of digital downloading, streaming, VOD and other broadcast formats are largely driven by what is visually available to the consumer, which is accomplished through additional placement fees or previous sales success. Programming is available online (delivered to smart phones, tablets, laptops or personal computers), direct to the consumers’ TV set through multiple internet ready devices and cable or satellite VOD. The digital and VOD formats are growing as an influx of new delivery devices are introduced into the marketplace, such as the Apple iPad and the Microsoft Xbox. Image faces increasing competition as these formats continue to grow and programming providers enter into distribution agreements for a wider variety of formats.

Image also faces competition for consumers’ time and money from alternate forms of entertainment and leisure activities. The success of any of Image’s products depends upon consumer acceptance of a given product in relation to current events as well as the other products released into the marketplace at or around the same time.

Overall, Image’s ability to continue to successfully compete in its markets is largely dependent upon its ability to anticipate and respond to various competitive and other factors affecting the industry, including new or changing product formats, changes in consumer preferences, regional and local economic conditions, discount pricing strategies and competitors’ promotional activities.

Industry Trends

According to The Digital Entertainment Group, or DEG, consumer home entertainment spending in calendar 2011 declined only 2% from calendar 2010 compared to the estimated decrease of 9% for box office receipts. Overall consumer home entertainment spending in the second half of calendar 2011 increased approximately 1%, primarily due to the strong third quarter in which consumer spending increased 5%, the first quarterly consumer spending increase since 2008. This trend continued in the first quarter of calendar 2012 with a 2.5% increase over the same quarter in calendar 2011.

While combined spending on DVD and Blu-ray was down slightly in calendar 2011 compared to 2010, digital spending, including electronic sell through (or EST), video on demand (or VOD) and subscription streaming, increased 51% to $3.4 billion. Similarly, while consumer spending on packaged goods in the first quarter of calendar 2012 was essentially flat compared with the first quarter of calendar 2011, spending on digital, specifically subscription streaming, more than doubled according to DEG.

Blu-ray continued to grow, increasing 20% during calendar 2011 versus calendar 2010, as consumers spending on new releases and catalog reached over $2 billion. In the first quarter of calendar 2012, consumer spending on Blu-ray increased 23% over the first quarter of calendar 2011. DEG reported that the number of homes with Blu-ray playback devices, including set-top boxes, game consoles and home-theater-in-a-box systems, continued to grow, jumping 38%, bringing the total number of Blu-ray households to nearly 40 million. In the first quarter of calendar 2012, an additional 2.4 million players were sold, bringing the total number of Blu-ray households to more than 40.8 million. The overall growth in consumer spend on Blu-ray is significant in light of the increasing number of households.

DEG also reported that consumers purchased more than27 million high-definition television (or HDTV) sets during 2011, bringing the number of HDTV households to more than 74.5 million. An additional 6.5 million HDTVs were sold in the first quarter of calendar 2012, bringing the number of HDTV households to more than 77.6 million.

The IHS Screen Digest, incorporating Adams Media Research, reported that consumer spending to purchase and rent discs was approximately 84% of total home entertainment consumer spending in 2011 and projects that consumer spending will only decline to 70% of total home entertainment consumer spending by 2015. Further, IHS mentioned that consumer spending on discs is beginning to stabilize and estimates an approximate drop of 2.6% in 2012 before leveling out.

According to PricewaterhouseCoopers LLP’s Global Entertainment and Media Outlook: 2012-2016 issued June 2012, consumer spending for the overall home video segment in the U.S. is projected to decline at a 1.2% compound annual rate over the 2012-2016 period to approximately $18 billion in 2016. While the decline in consumer spending on physical home video continues, although at a lower percentage than in past years, it is substantially offset by the increase in consumer spending on electronic home video. Consumer spending on electronic distribution, primarily from downloading and streaming, is projected to increase at a compound annual rate of 12.1% over the 2012-2016 period as a result of growth in existing services (e.g. Netflix, Apple, Microsoft, etc.), augmented with new download service providers, growth in video-friendly hardware (e.g. tablets) and growing consumer acceptance of digital lockers.

Manufacturing and Distribution

Image has a Distribution Services and License Agreement with SPHE that expires in August 2013 to act as exclusive manufacturer to meet Image’s DVD requirements, including Blu-ray Disc high-definition format, and to provide related distribution and other logistics services in exchange for certain fees. SPHE acts as Image’s vendor of record for shipments of physical product to North American retailers and wholesalers. Image is responsible for the credit risk from the end customer with respect to accounts receivable. In September 2010, SPHE made an interest-free $2.5 million advance against future replication from SPHE, to be repaid at $0.15 per disc manufactured until the advance is repaid, and a $750,000 non-recoupable advance. The advances were used to reduce the then-outstanding borrowings under Image’s credit facility, and specifically, the non-recoupable advance was used to pay the fee incurred for terminating Image’s arrangement with its former replicator. Until the advance was repaid, SPHE had a security interest in all Image’s assets in second position behind PNC. In November 2011, the $2.5 million advance was repaid in full.

The SPHE agreement provides Image several significant advantages over the arrangement with its former replicator, including:

•	a significant reduction in replication costs, particularly as related to Blu-ray manufacturing;
•	the ability to sell directly to key accounts such as Walmart, Best Buy and Costco, which eliminates other third-party distributor fees, provides incremental revenues, higher gross margin and the ability to better manage retail inventories;
•	the ability to access SPHE’s point of sale reporting systems to better manage replenishment of store inventories on a daily basis; and
•	the ability to access SPHE’s extensive Scan-Based Trading network that features product placement in over 20,000 drug and grocery outlets.

Sublicense Agreement with SPHE

Concurrent with entering into the Distribution Services and License Agreement, Image also entered into a sublicense agreement that provides Image the ability to market and distribute 60 titles previously distributed by SPHE, including releases such as Sydney Pollack’s Absence of Malice (starring Paul Newman and Sally Field), ...And Justice For All (directed by Norman Jewison and starring Al Pacino), and Adaptation (directed by Spike Jonze, starring Nicolas Cage, Meryl Streep and Chris Cooper).

Trademarks

Image has U.S. federal registrations for the following trademarks: Image, Image Entertainment, the Image Entertainment logo (two trademarks), Image Music Group, the Egami Media logo, Home Vision HVE Entertainment, the HVE logo, and One Village Entertainment. Image has a registered trademark in Japan for Image Entertainment Japan and a registered trademark in Canada for the HVE logo. In August 2011, Image filed a U.S. federal trademark application for the mark “Midnight Madness Series.'' In September 2011,

Image filed a U.S. federal trademark application for the mark, “Slingshot Pictures.'' In February 2012, Image filed a trademark application in Canada for the marks “Midnight Madness Series'' and “Slingshot Pictures.”

Image’s majority-owned subsidiary, Image/Madacy Home Entertainment, LLC, or IMHE, has a U.S. federal registration and a CTM registration in Europe for the Image Madacy Entertainment logo. In February 2012, IMHE filed trademark applications in Canada and Australia for the Image Madacy Entertainment logo.

In general, trademarks remain valid and enforceable as long as the marks are used in connection with the related products and services and the required registration renewals are filed. Image believes its trademarks have value in the marketing of its products. It is Image’s policy to protect and defend its trademark rights.

Employees

As of June 1, 2012, Image had 69 employees, 66 of whom are full-time and three of whom are part-time.

Properties

Image’s headquarters are located in Chatsworth, California and consist of approximately 30,000 square feet leased on one floor of a multi-tenant building. The monthly rent is approximately $46,000 per month, on a gross basis. The office lease, as amended, has an initial 10-year term expiring June 30, 2014 with two five-year renewal options. In addition, Image leases storage space in the building at a rate of approximately $4,600 per month.

Image believes that its current office is adequate to meet its needs, and that additional facilities will be available for lease, if necessary, to meet its future needs.

Legal Proceedings

In the normal course of business, Image is subject to proceedings, lawsuits and other claims, including proceedings under government laws and regulations relating to employment and tax matters. While it is not possible to predict the outcome of these matters, it is the opinion of Image’s management, based on consultations with legal counsel, that the ultimate disposition of known proceedings will not have a material adverse effect on Image’s financial condition, results of operations or liquidity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Image is a leading independent licensee and distributor of home entertainment programming in North America. Image’s discussion and analysis of its financial condition and results of operations is based on its single reporting segment, Worldwide Entertainment.

Image’s Worldwide Entertainment business consists of the acquisition, content enhancement and worldwide distribution of exclusive content in various formats, including DVD, Blu-ray, digital, broadcast (including cable and satellite), VOD, streaming video, downloading and sublicensing.

Revenue Sources

DVD and Blu-ray

Image’s primary source of revenues continues to be from the acquisition and distribution of exclusive content on DVD and Blu-ray, which accounted for approximately 74.9% and 84.2% of Image’s consolidated net revenues in fiscal 2012 and 2011, respectively.

Digital and Broadcast

Revenues derived from the digital distribution of Image’s exclusive content rights, while still relatively modest, continue to grow as a percentage of revenues. Net revenues derived from digital distribution accounted for approximately 14.1% and 7.0% of Image’s consolidated net revenue in fiscal 2012 and 2011, respectively.

In general, Image has seen the strongest growth on the VOD and Subscription VOD (or SVOD) side, with steady growth on the electronic sell-through (or EST) side. This is consistent with consumer adoption trends. As retailers continue to offer consumer-friendly devices that make access to these on-demand services easier, including allowing consumption in the consumer’s home, Image believes it is well-positioned to capture business in that growing distribution channel. Broadcast sales includes all forms of television distribution, including the sales of Image’s content across broadcast television, VOD and non-theatrical platforms.

Image is a valued provider of digital content in several key content categories, including stand-up comedy, long-form music, titles filmed for the IMAX format and feature films. Many of Image’s titles have consistently made top rental charts on key retail sites. Image has also experienced increased revenue streams from advertising-supported models like Hulu and YouTube, which have been promising, especially for catalogue product.

Domestic consumption of mobile video has been concentrated in more channel-oriented content like Sprint Movies, FloTV, ESPN and CNN. While some genre-based subscription channels exist, the mobile network has not yet been able to provide a true broadband experience, and in turn mobile video growth has not yet met industry projections. Image currently provides programming to two mobile aggregators who manage channels on all four major mobile carriers. Certain programs have had success, but the overall number of available programs is relatively small and Image’s revenue expectations are modest.

Sublicensing and Other

Image continues its efforts to acquire more programming with international rights. Revenues derived outside the U.S. and Canada primarily represent proceeds from sublicenses with Universal Music Group International, BET International, Warner Music Australia and Universal Pictures Australia for their distribution of Image's exclusive content. Music-related DVDs have performed well for Image internationally. To date, most of the feature films Image has acquired do not include international rights. However, Image continues its efforts to acquire more programming with international rights. When appropriate, Image now seeks the greatest variety of distribution rights regarding acquired content in the greatest variety of formats, including DVD, Blu-ray, broadcast, VOD and digital, for both domestic and international use. This will allow Image to further diversify revenue streams.

Image also derives modest revenues from theatrical and non-theatrical revenue streams.

Cost Structure

Image’s most significant costs and cash expenditures relate to acquiring content for exclusive distribution. Additionally, Image incurred substantial legal, investment banking and other expenses during fiscal 2012 related to the RLJ Acquisition, Inc. (or RLJ) transaction and during fiscal 2011 related to the Madacy Entertainment US, Inc. (or Madacy) and Sony Pictures Home Entertainment Inc. (or SPHE) transactions described below.

Image acquires primarily North American distribution rights to completed feature films while maintaining its focus on acquiring distribution rights to genres that have been successful in the past. Image continues to seek early trend opportunities in advance of mainstream acceptance in an effort to keep acquisition costs lower by bringing titles to market before spikes in demand drive up acquisition costs.

Image generally acquires programming through exclusive license/distribution agreements, under which Image either pay royalties or receives distribution fees and pays net profits after recoupment of its upfront costs. Upon entering into a typical license (royalty) agreement, Image pays, as an advance, royalties which normally become due to the content supplier 45 days following the quarter in which the sale of the title to its retail customers has occurred. Under a typical exclusive distribution agreement, Image may pay upfront fees, which are expressed as advances against future net profits, or it may pay for the cost of the content’s production in advance.

In addition to advances, upfront fees and production costs, the other significant costs Image incurs are:

•	DVD/Blu-ray replication;
•	packaging;
•	advertising, promotion, and market development funds provided to retail customers;
•	domestic shipping costs from self-distribution of exclusive content;
•	personnel; and

•	music publishing on exclusive music-related DVD/Blu-ray and CD titles.

Image focuses on achieving long-term, sustainable growth and profitability. Image also seeks to improve its cash flow position in order to continue funding operations and licensing, or entering into exclusive distribution agreements, for high-quality entertainment content.

Fiscal 2012 Financial Highlights and Subsequent Event

•	Consolidated net revenues increased 12.5% to $100,086,000 for fiscal 2012, from $88,959,000 for fiscal 2011, primarily due to the performance of high-profile new releases The Double, The Way Back and Beneath the Darkness as well as the Blu-ray release of many of The Criterion Collection titles.
º	Packaged goods (DVD and Blu-ray) net revenues increased slightly to $75,000,000, from $74,924,000.
º	Digital distribution net revenues increased 125.2% to $14,092,000, from $6,258,000.
º	Broadcast net revenues increased 31.8% to $7,854,000, from $5,961,000.
º	Other net revenues, including theatrical and non-theatrical, increased 72.9% to $3,140,000, from $1,816,000.
•	Consolidated gross profit margin decreased slightly to 22.8% for fiscal 2012, compared to 23.0% for fiscal 2011, primarily as a result of higher levels of budget line product in Walmart and Target, which generally carry a lower margin.
•	Consolidated selling expenses were $8,195,000 for fiscal 2012 compared to $6,326,000 for fiscal 2011, primarily due to higher advertising and promotional expenses associated with Image's high-profile new releases. See “Results of Operations — Selling Expense'' below.
•	Consolidated general and administrative expenses were $15,733,000 for fiscal 2012, up from $13,482,000 for fiscal 2011, primarily due to higher legal and consulting fees associated with the pending RLJ transaction that were partially offset by lower depreciation and bad debt expense. See “Results of Operations — General and Administrative Expense'' below.
•	Noncash interest expense related to amortization of debt discount and deferred financing costs totaled $597,000, for fiscal 2012, up 52.3% from $392,000 for fiscal 2011.
•	Image net loss applicable to common shareholders for fiscal 2012 was $3,184,000 ($0.01 per diluted share), compared to a net loss applicable to common shareholders of $1,575,000 ($0.01 per diluted share) for fiscal 2011, primarily because of costs attributable to the RLJ transaction.
•	On April 2, 2012, Image entered into an agreement and plan of merger with RLJ Acquisition, Inc.

The highlights above and the discussion below are intended to identify some of Image’s more significant results and transactions during its fiscal year ended March 31, 2012 and subsequent, and should be read in conjunction with the following discussions of “Liquidity and Capital Resources” and “Results of Operations” and with Image’s consolidated financial statements and notes thereto contained in this joint proxy statement/prospectus.

Liquidity and Capital Resources

Working Capital

At March 31, 2012, Image had a working capital deficit of $6.4 million, which unfavorably compares to a working capital deficit of $3.4 million at March 31, 2011.

Image's working capital has historically been generated from the following sources:

•	operating cash flows;
•	availability under its revolving credit facility;
•	private placement of debt and equity instruments;

•	advances from its disc manufacturer, sublicensors, subdistributors; and
•	trade credit.

The more significant factors affecting cash used in Image's operating and financing activities during fiscal 2012 were:

•	increased royalties and distribution fee advances for exclusive content of $5.6 million;
•	increased production cost expenditures of $3.5 million;
•	repayment of manufacturing advance of $2.5 million;
•	decreased deferred revenue of $1.9 million;
•	increased inventories of $1.8 million; and
•	increased accounts receivable of $1.3 million.

The more significant factors affecting cash provided by Image's operating and financing activities during fiscal 2012 were:

•	increase in borrowings under its revolving credit facility of $6.8 million; and
•	increased accounts payable of approximately $1.3 million.

During fiscal 2012, Image maintained its overall liquidity and financial condition because, among other things, it continued to work with SPHE to reduce Image's outstanding accounts receivable and it improved its borrowing availability as a result of amending its revolving credit facility with PNC Bank, N.A., which specifically (i) decreased the availability block, (ii) increased the availability from broadcast and digital receivables, and (iii) increased the credit support provided to PNC by JH Partners. Image also continues to benefit from the cost reduction plan initiated in the latter half of fiscal 2010. These improvements in liquidity enabled Image to increase its investment in high-profile content (including Radio Rebel (starring Debby Ryan), Paul Rodriguez: Just for the Record, Note to Self (starring Christian Keys, Letoya Luckett), Love Buddies (starring Tatyana Ali, Keith Robinson), The Heart of Christmas (starring Candace Cameron Bure, George Newbern) and a program by David E. Talbert, You Can’t Choose Family) not released in fiscal 2012. Should the transaction contemplated with RLJ not be consummated, Image will continue to focus on exploiting the value of its 4,000 title catalog, continue to make strategic acquisition of new products and remain committed to pursuing business combinations to maximize shareholder value. Image has several options to improve liquidity for product acquisition, which include (i) seek new cash infusion/added credit enhancements from its major shareholder, JH Partners, (ii) renegotiate terms with key suppliers/distributors, and (iii) further outsource non-core activities. Image management cannot provide any assurance that Image will be able to execute the options described above.

Capital Resources

Cash.  As of March 31, 2012, Image had cash of $368,000, as compared to $333,000 as of March 31, 2011.

Borrowing Availability.  At March 31, 2012, Image's borrowing availability was $2.7 million ($4.1 million based upon eligible accounts receivable less the $1.35 million availability block).

Revolving Credit Facility.  During a portion of the fiscal year ended March 31, 2012 (until June 23, 2011), Image had a revolving credit facility with Wells Fargo Capital Finance, LLC, as successor by merger to Wachovia Capital Finance Corporation (Western), (or Wells Fargo) for up to $15 million (reduced from $20 million on February 1, 2011), and since June 23, 2011, Image has replaced the Wells Fargo credit facility with a revolving credit facility with PNC Bank, N.A. The term of Image's Wells credit facility would have matured on July 31, 2011; however, on June 23, 2011, Image entered into its three-year PNC credit facility and repaid and terminated its Wells credit facility. The PNC credit facility provides for up to a $17.5 million revolving line of credit commitment including a letter of credit subfacility with a $1.5 million sublimit. Advances under the PNC credit facility generally are limited to the total of: (i) 85% of eligible accounts receivable; (ii) 60% of eligible inventory (with an inventory sublimit of 25% of the borrowing base); and (iii) the lesser of $3 million or the amount of certain letters of credit provided by one or more affiliates of JH Partners, LLC. The reserve against the borrowing base, or availability block, may be reduced upon meeting certain terms and conditions at PNC’s discretion. In addition, the amount of outstanding credit under the PNC credit facility is capped at $5 million during a 30-day clean-up period annually between January 1 and April 30, with such period to commence each year on a date Image selects. This clean-up period was waived by PNC for calendar year 2012.

Image was in compliance with all financial and operating covenants under the Wells credit facility at June 23, 2011 and is in compliance with all financial and operating covenants under its PNC credit facility at March 31, 2012. These covenants are measured at various times throughout the year, and while Image believes it will be in compliance with all financial and operating covenants at those dates, given its current liquidity constraints there can be no assurance that Image will continue to be in compliance.

Disc Replication Advance.  SPHE manufactures Image's tangible goods, including DVDs and Blu-ray discs. On September 8, 2010, Image received an interest-free $2.5 million advance against future manufacturing from SPHE, to be repaid at $0.15 per disc manufactured until the advance is repaid. In November 2011, the advance was repaid in full.

Results of Operations

Net Revenues

Net revenues for fiscal 2012 were $100,086,000, compared with $88,959,000 for fiscal 2011. The increase in net revenues for fiscal 2012 as compared to fiscal 2011 was primarily due to the performance of high-profile new releases The Double, The Way Back and Beneath the Darkness as well as the Blu-ray release of many of The Criterion Collection titles. Sublicensing and other revenues in the table below includes sublicensing, theatrical and non-theatrical revenue streams.

Net Revenue by Format:

	Fiscal Year Ended March 31,
	2012	2011	% Change
	(in thousands)
Packaged Goods (DVD & Blu-ray)	$75,000	$74,924	0.1%
Digital	14,092	6,258	125.2
Broadcast	7,854	5,961	31.8
Sublicensing and Other	3,140	1,816	72.9
Net Revenues	$100,086	$88,959	12.5%
As a percentage of net revenues:
Packaged Goods (DVD & Blu-ray)	74.9	84.2%
Digital	14.1	7.0
Broadcast	7.8	6.7
Sublicensing and Other	3.1	2.1
	100.0%	100.0%

In fiscal 2012, Walmart and AEC each accounted for approximately 11% of Image’s net revenues. In fiscal 2011, Amazon.com and AEC each accounted for approximately 16% of Image’s net revenues. Image’s top five customers accounted for over 45% of its fiscal 2012 net revenues. Image’s top performing 30 new release titles for fiscal 2012 and fiscal 2011 generated net revenues of $24.5 million and $17.5 million, respectively. Image’s 30 top performing titles, whether initially released in the fiscal year or in prior fiscal years, generated net revenues of $28 million and $21.8 million in fiscal 2012 and fiscal 2011, respectively.

Cost of Sales

Image’s consolidated cost of sales for fiscal 2012 was $77,234,000, or 77.2% of net revenues, compared to $68,480,000, or 77.0% of net revenues, for fiscal 2011. The minimal fluctuation in consolidated cost of sales as percentage of consolidated net revenue between the two years is discussed in Gross Profit below.

Gross Profit

Image’s consolidated gross profit for fiscal 2012 was $22,852,000, or 22.8% of consolidated net revenues, compared to $20,479,000, or 23.0% of consolidated net revenues, for fiscal 2011, primarily as a result of higher pricing discounts and market development funds provided to customers as well as higher freight and fulfillment costs from budget line product, partially offset by changes in product mix by format and lower manufacturing and production costs.

Items affecting Image’s gross profit included:

•	the sales mix of individual titles (because each of Image's exclusive agreements has differing terms);
•	the strength of a title’s sales performance;
•	the selling price of a title;
•	the costs that Image is responsible for, including disc manufacturing and distribution costs; and
•	third-party net profit participations, specifically the royalty rates, distribution fees retained and profit splits inherent in the agreements.

A reconciliation of the factors contributing to the decrease in gross profit percentage for fiscal 2012 of 22.8% from fiscal 2011 of 23.0% follows:

3.2%	Lower manufacturing costs and changes in product and format mix
0.7	Lower production costs
(1.7)	Higher freight and fulfillment expenses
(2.4)	Higher pricing discounts and market development funds provided to customers
(0.2)%	Change in gross profit

Selling Expenses

Selling expenses for fiscal 2012 were $8,195,000 compared to $6,326,000 for fiscal 2011 and, as a percentage of consolidated net revenues, increased to 8.2% from 7.1% for fiscal 2011. This increase was primarily due to advertising and promotional expenses associated with Image’s high-profile new releases.

General and Administrative Expenses

General and administrative expenses for fiscal 2012 were $15,733,000 compared to $13,482,000 for fiscal 2011 and, as a percentage of consolidated net revenues, increased slightly to 15.7% from 15.2% for fiscal 2011, primarily due to legal and consulting fees associated with merger and acquisition activity, including the pending RLJ transaction.

More specifically, the increase in general and administrative expenses was due to the following:

•	$1.4 million higher external legal fees associated with merger activities with Acorn Media and RLJ;
•	$682,000 higher stock compensation expense;
•	$279,000 higher personnel costs;
•	$275,000 higher amortization of intangibles;
•	$199,000 higher consulting fees; and
•	$152,000 higher external management fees.

Offsetting the above expense increases were:

•	$572,000 lower bad debt expense; and
•	$257,000 lower depreciation costs.

Other Expenses/Income

Other Expenses/Income consisted of interest expense, change in fair value of noncontrolling interest and other income.

Interest Expense

	2012	2011	% Change
	(in thousands)
Noncash amortization of debt discount	$227	$123	84.6%
Noncash amortization of deferred financing costs	370	268	38.1
Interest expense, net of interest income	480	400	20.0
Interest expense, net	$1,077	$791	36.2%
As a percentage of net revenues	1.1%	0.9%	0.2%

Interest expense, net, for fiscal 2012 increased as compared to fiscal 2011 primarily as a result of increased interest-bearing debt levels. Net noncash charges to interest expense, representing amortization of the SPHE manufacturing advance debt discount and deferred financing costs, for fiscal 2012 and 2011, totaled $597,000 and $392,000, respectively. See “Note 6 — Long-Term Debt” for more information on the amortization and deferred financing costs.

Change in Fair Value of Noncontrolling Interest

The change in fair value of noncontrolling interest due to the valuation of the mandatorily redeemable right to purchase the Image/Madacy Home Entertainment, LLC (or IMHE) Noncontrolling Interest resulted in income of $2,103,000 in fiscal 2012 and expense of $526,000 in fiscal 2011. The decrease in value is primarily attributable to lower projected revenues as a result of changes in the business environment.

Other Income

Other income of $72,000 for fiscal 2012 resulted from the change in fair value of the stock warrant liability.

Other income of $2,386,000 for fiscal 2011 primarily consisted of $2,370,000 resulting from the change in fair values of the stock warrant liability and purchase rights.

Summary of Significant Costs Related to Proposed RLJ Transaction

During the three months and fiscal year ended March 31, 2012 significant costs were incurred as a result of the proposed RLJ Transaction. A summary of these costs, by category, is outlined as follows:

	Three Months Ended March 31, 2012	Fiscal Year Ended March 31, 2012
	(In thousands)
Legal related costs	$777	$1,952
Financial due diligence costs	91	187
Fairness opinion fees	193	193
Bank related fees	—	50
Library valuation fees	—	100
Other costs	48	118
Total costs related to proposed RLJ Transaction	$1,109	$2,600

Income Taxes

Image has recorded state income and franchise taxes for fiscal 2012 and 2011.

Even though Image has fully reserved its net deferred tax assets, such tax assets may be available to reduce future income taxes payable should Image have future earnings. To the extent such deferred tax assets relate to net operating losses, (or NOL) carryforwards, the ability to use such NOL carryforwards against future earnings will be subject to applicable carryforward periods and limitations subsequent to a change in ownership.

As of March 31, 2012, Image had NOL carryforwards for federal and state income tax purposes of $40.8 million and $29.3 million, respectively; however, due to the limitations on the utilization of the federal and state NOL carryforwards as a result of the change in ownership that occurred during 2010, the maximum

NOL carryforwards that may be available to offset future taxable income through 2031 were reduced to $16.3 million and $20.2 million, respectively.

Subsequent Event

RLJ Transaction

On April 2, 2012, RLJ and Image entered into the Image merger agreement. Concurrently with the execution of the Image merger agreement, RLJ, Acorn and the shareholders of Acorn entered into the Acorn stock purchase agreement. At the closing of the transactions contemplated by the Image merger agreement and the Acorn stock purchase agreement, each of Image and Acorn will become wholly owned subsidiaries of New RLJ. After the completion of the proposed business combination contemplated by the Image merger agreement and the Acorn stock purchase agreement, the current stockholders of Image and Acorn will own approximately 11% and 5%, respectively, of New RLJ and the current stockholders of RLJ will own approximately 84% of New RLJ, assuming that none of the RLJ stockholders exercise rights to redeem the RLJ stock they hold (as described below). New RLJ has applied to list its shares on The NASDAQ Global Market. The purchase consideration for Image shareholders is valued at approximately $44.0 million. The purchase consideration includes $22.6 million in cash and notes to purchase the Series B preferred stock of Image and New RLJ common stock valued at approximately $21.4 million in exchange for the outstanding common shares of Image.

Merger Agreement

At the closing of the merger transaction, the outstanding shares of Image common stock (excluding dissenting shares) will be automatically converted into the right to receive a total of 2,289,000 shares of common stock of New RLJ, subject to reduction by up to 150,000 shares depending on the amount of transaction costs incurred by Image.

Pursuant to the Image preferred stock purchase agreement described below, all shares of the Series B preferred stock of Image will be purchased by New RLJ immediately prior to the consummation of the merger transaction. The aggregate purchase price for the preferred stock is $22,600,000. As a result of the merger transaction, each share of the Series B preferred stock of Image will be canceled, without conversion, payment, or distribution.

At the closing of the merger transaction, each share of RLJ common stock will be automatically converted into one share of common stock of New RLJ. Each warrant held by RLJ stockholders to purchase shares of RLJ common stock will convert into a right to acquire an equal number of shares of common stock of New RLJ on the same contractual terms and conditions as were in effect immediately prior to the closing of the merger transaction.

In connection with the merger transactions, the holders of 13,622,664 shares of common stock of RLJ may effect redemption of their shares of common stock of RLJ for cash in an amount equal to their pro rata share of the aggregate amount on deposit in a trust account holding the proceeds of RLJ’s initial public offering. RLJ has no specified maximum redemption threshold; however, RLJ will not redeem its shares in an amount that would cause its stockholders’ equity to be less than $5,000,001.

Representations and Warranties

Image has made customary representations and warranties in the Image merger agreement relating to, among other things, its organization, capitalization, financial statements, absence of certain changes, and Image’s public filings with the SEC. Similarly, RLJ has made customary representations and warranties in the Image merger agreement relating to, among other things, its organization, capitalization, financial statements, absence of certain changes, and RLJ’s public filings with the SEC.

Conditions to Completion of the Merger Transaction

Consummation of the merger transaction is subject to customary conditions, including receipt of any necessary governmental or third party consents. Consummation of the merger transaction is also subject to other conditions, including (i) the registration statement of New RLJ on Form S-4, which will include a joint proxy statement of Image and RLJ, having been declared effective by the SEC, (ii) the stockholders of Image and RLJ having approved and adopted the Image merger agreement, (iii) absence of a governmental order that would make the merger transaction illegal, (iv) the Acorn stock purchase agreement having not been terminated and the conditions to the consummation of the transactions contemplated by the Acorn stock purchase agreement having been satisfied, and (v) RLJ having an aggregate of at least $92,000,000 available in cash.

Additionally, closing of the merger transaction is conditioned upon, among other things, (i) no material adverse change to Image or RLJ having occurred, (ii) certain stockholders of Image having contributed an aggregate of up to 35,401,977 shares of Image common stock to Image, (iii) the consummation of the Preferred Stock purchase, and (iv) RLJ SPAC Acquisition, LLC having contributed 792,739 shares of common stock of RLJ and warrants to purchase 1,000,000 shares of common stock of RLJ to RLJ.

Stockholder Meetings

Pursuant to the terms of the Image merger agreement, each of RLJ and Image is required to promptly call a meeting of its stockholders for the purpose of voting on the Image merger agreement. Pursuant to the support agreement described below, the JH Entities, the controlling stockholders of Image, have agreed to vote the Image shares they control, directly or indirectly, in favor of the merger. In connection with the initial public offering of RLJ, the RLJ initial stockholders agreed to vote all of their shares of RLJ common stock, which shares constitute approximately 20% of RLJ’s outstanding shares of common stock, for the merger transaction.

Registration Statement

The Image merger agreement provides that New RLJ will prepare and file with the SEC a registration statement on Form S-4 in connection with the registration of the shares and warrants of New RLJ to be issued pursuant to the Image merger agreement and the Acorn stock purchase agreement, which registration statement will include a proxy statement of each of Image and RLJ to be sent to the stockholders of RLJ and Image. RLJ, Image and New RLJ are required to use their reasonable efforts to have such registration statement declared effective as promptly as practicable thereafter.

Termination of the Merger Agreement

The Image merger agreement may be terminated prior to consummation of the merger transaction by mutual consent of the parties. In addition, the Image merger agreement may be terminated: (i) by either party (A) if the merger has not closed by November 22, 2012; (B) if the consummation of the merger becomes illegal or otherwise prohibited by law; (C) in the event of a breach of a representation, warranty, covenant or agreement by the other party, if such breach is not cured within thirty days after notice of such breach by the non-breaching party; (D) if the merger is not approved and adopted by the stockholders of either RLJ or Image; (ii) by RLJ upon certain “triggering events”, which include, among other things, withdrawal, modification and changes by the board of directors of Image of the recommendation to the stockholders of Image in a manner adverse to RLJ or recommendation by the board of directors of Image of a competing transaction to the stockholders of Image; and (iii) upon written notice by Image, at any time prior to approval by the Image stockholders of the Image merger agreement, to enter into a definitive agreement with respect to a superior proposal.

Expenses and Termination Fee

The Image merger agreement provides that each party will be responsible for its own costs in connection with the merger, except that Image and RLJ will each pay half of the expenses relating to certain enumerated costs, including the preparation, filing and mailing of the registration statement and joint proxy statement.

Image must pay a termination fee of $1,620,000 plus RLJ’s expenses, if:

•	RLJ terminates the Image merger agreement pursuant to a “triggering event” as described above;
•	either party terminates the Image merger agreement pursuant to a failure by the stockholders of Image to approve the Image merger agreement, and prior to such failure to approve, a competing transaction with respect to Image was publicly announced; or
•	Image terminates the Image merger agreement pursuant to a provision allowing termination in order for Image to accept a superior proposal.

In addition, if RLJ is required to pay a termination fee to Acorn under the Acorn stock purchase agreement, Image must pay one-half of such termination fee actually paid by RLJ to Acorn pursuant to the Acorn stock purchase agreement, not to exceed $500,000.

If the Image merger agreement is terminated, Image will have virtually no recourse against RLJ because, under the terms of the merger agreement, Image waived any right to any amount held in the trust account established pursuant to the Investment Management Trust Agreement, dated as of February 22, 2011, by and between RLJ and Continental Stock Transfer & Trust Co., and it has agreed not to make any claim against any funds in the Trust Account. RLJ does not have any material assets that are not part of the trust account.

The Image merger agreement and other related transaction documents provide information regarding their terms. They are not intended to provide any other factual information about Image or the other parties thereto. The assertions embodied in representations and warranties by Image and RLJ contained in the Image merger agreement or the parties to other agreements are qualified by information in the disclosure schedules provided by Image and RLJ in connection with the signing of the Image merger agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the Image merger agreement and other agreements were used for the purpose of allocating risk between the parties thereto, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Image merger agreement and other agreements as characterizations of the actual state of facts about Image or RLJ.

Series B Preferred Stock Purchase Agreement

In connection with the merger, RLJ entered into the Image preferred stock purchase agreement with the holders of the shares of Series B preferred stock of Image pursuant to which those holders will sell all of the outstanding shares of preferred stock to RLJ at an aggregate purchase price of $22,600,000. Certain preferred holders will receive only cash in the aggregate amount of $600,000 allocated pro rata among such preferred holders. The remaining preferred holders will receive $22,000,000, comprised of cash and subordinated promissory notes of RLJ Entertainment in amounts to be determined by the amount of cash available to RLJ at the closing of the Image merger agreement. The holders of preferred stock waived all rights to accrued but unpaid dividends on the preferred stock. In connection with the closing of the merger, the preferred stock will be canceled and cease to be outstanding.

The preferred holders and RLJ have made customary representations and warranties in the Image preferred stock purchase agreement.

RLJ has agreed to provide registration rights to certain of the preferred stockholders. Each such stockholder is entitled to demand registration on Form S-3 of the shares of common stock of New RLJ being receiving by them pursuant to the merger transactions, no more than twice, commencing nine months after the closing of the merger agreement and otherwise pursuant to the terms of a registration rights agreement to be entered into by New RLJ and the applicable stockholders at the closing of the Image merger agreement.

Subordinated Promissory Notes

The subordinated promissory notes of New RLJ issued pursuant to the Image preferred stock purchase agreement will be unsecured, bear interest at the rate of 12% per annum (increasing to 14% per annum during the continuance of an event of default), and accrued interest for each calendar year will be due and payable on May 15 of the following calendar year, and at maturity. A minimum of 5.4% per annum of interest will be payable in cash on each interest payment date, and additional cash interest may be paid, at New RLJ’s discretion, under certain circumstances. Any interest which is not paid in cash will be payable through the issuance of additional subordinated promissory notes, or, at the holder’s option, in shares of common stock of New RLJ valued at their market price at or about the time of issuance of such common stock of New RLJ. The principal of the subordinated promissory notes will be due and payable in a single payment on the earlier of the sixth anniversary of issuance, one year from the original stated maturity date of New RLJ’s senior secured debt, or upon a change of control of New RLJ. The subordinated promissory notes will be subordinated to the prior payment in full of New RLJ’s senior secured debt and may be further subordinated to additional indebtedness which New RLJ may incur from time to time, subject to satisfaction of certain financial tests.

Support Agreement

In connection with the Image merger, RLJ also entered into a stockholder support agreement with affiliates of JH Partners which collectively own approximately 70% of the outstanding shares of Image common stock. Pursuant to the terms of the Support Agreement, these stockholders agreed to vote all Image shares they hold (i) in favor of the approval and adoption of the merger agreement and approval of the merger transaction, (ii) against any action, agreement or transaction or proposal (including any competing transaction) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Image under the Image merger agreement or that could result in any of the conditions to Image’s obligations under the Image merger agreement not being fulfilled, and (iii) in favor of any other matter necessary to the consummation of the merger transaction considered and voted upon by the stockholders of Image.

Share Contribution Agreement

In connection with the Image merger agreement, Image entered into a share contribution agreement with specified Image stockholders, pursuant to which they agreed to contribute to Image up to an aggregate 35,401,977 shares of Image common stock to be cancelled immediately prior to the effective time of the Image merger.

Management Escrow

In connection with the Image merger, on the date of the Image merger agreement, three members of Image management, Messrs. Green, Hyde and Avagliano, entered into an escrow agreement with the affiliates of JH Partners, pursuant to which the individuals will contribute an aggregate 100,000 shares of common stock of New RLJ received in the Image merger to an escrow fund. At the completion of the 18-month escrow period, if specified conditions have been satisfied, the escrow shares will remain with the individuals in the same proportions as the escrow shares were contributed. If the conditions are not satisfied, the escrow shares will be forfeited to the JH Entities.

Off-Balance Sheet Arrangements

Image currently does not have any off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of Image’s financial condition and results of operations are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Image bases its estimates on experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Image’s actual results may differ from those estimates.

Image considers its critical accounting policies to be those that involve significant uncertainties, require judgments or estimates that are more difficult for management to determine, or that may produce materially different results when using different assumptions. Image considers the following accounting policies to be critical:

Revenue Recognition.   Image recognizes revenues from home video distribution net of an allowance for estimated returns, as well as related costs, in the period in which the product is available for sale by Image’s customers (at the point that title and risk of loss transfer to the customer, which is generally upon receipt by the customer, and in the case of new releases, after “street date” restrictions lapse). Rental revenue under revenue sharing arrangements are recognized when Image is entitled to receipts and such receipts are determinable. Image recognizes revenues from domestic and international broadcast licensing and home video sublicensing, as well as associated costs, when the titles are available to the licensee and other recognition requirements are met. Image defers fees received in advance of availability, usually in the case of advances received from Universal Music Group International, Warner Music Australia and other international home video sublicensees, and for broadcast, until other revenue recognition requirements have been satisfied. Provisions for uncollectible accounts receivable are provided at the time of sale. As of March 31, 2012, deferred revenue totaled $3,468,000, down 35% from March 31, 2011.

Royalty and Distribution Fees (including Recoupable Production Costs).  For each reporting period, Image estimates the ultimate total revenues to be received throughout a title’s exclusive distribution term from exploitation of that title in multiple home entertainment formats. While Image charges royalty and distribution fee advances to operations as related revenues are earned, estimates of ultimate revenues are important in determining whether Image should record additional royalty and distribution fee expense as cost of sales in any given reporting period. Image amortizes royalty and distribution fee advances to expense in the same ratio that the current period revenues for a title or group of titles bear to the estimated remaining unrecognized ultimate revenues for that title. Additionally, in circumstances required by FASB Accounting Standards Codification, or ASC, 926 — Entertainment — Films, Image recognizes additional amortization to the extent that capitalized advance royalty and distribution fees exceed their estimated fair value in the period when estimated.

Image bases its estimates of ultimate revenue for each title on the historical performance of that title, similar titles and specific genre performance. Image attempts to reflect in its estimates the most current available information on the title. Image updates such estimates based upon the actual results of each format’s revenue performance. Estimates of ultimate revenues on a title-by-title basis are subject to substantial uncertainty. Factors affecting future actual performance include focus from the sales and marketing department (including advertising, promotions and price reductions), availability of retail shelf space, retail customer product placement and advertising, maintenance of adequate inventory levels, concert touring by the artist in the case of music-related titles, retail sell-through, and ultimately continued end-user consumer demand. Any of the above factors can contribute to a title’s actual performance exceeding or failing to meet Image’s pre-release expectations of ultimate revenues. Overestimation of ultimate revenues would cause unamortized costs to be amortized at a slower rate or a delay in adjusting costs to their fair value until such time estimates are reduced, causing unamortized costs to be overstated and increased amortization of costs in a later period. Underestimation of ultimate revenues would cause unamortized costs to be amortized more quickly until ultimate revenue estimates are increased, causing unamortized costs to be understated and decreased amortization of costs in a later period.

Inventory Valuation.   Image evaluates its ending inventories for excess quantities and obsolescence. This evaluation includes analysis of historical sales levels by title, format and genre, and projections of future demand. In addition, Image writes down inventories that are considered obsolete or overstocked. Remaining inventory balances are adjusted to approximate the lower-of-cost or market value, and result in a new basis in such inventory until sold. If future demand or market conditions are less favorable than Image’s projections, additional inventory write-downs may be required, and would be reflected in cost of sales in the period the revision is made. Future demand will be dependent upon the continued retail customer acceptance of Image’s content, future demand by end-user consumers, advertising, promotions and price reductions, market conditions (either favorable or unfavorable) and future warehouse storage limitations. Should projections of future inventory demand be overstated, the value of inventory would be overstated and current cost of sales understated, with future cost of sales overstated. Conversely, should projections of future demand be understated, the value of inventory would be understated and the current cost of sales overstated, with future cost of sales understated.

Allowance for Sales Returns and Doubtful Accounts Receivable.   Image evaluates product sales and accounts receivable to estimate their effect on revenues due to product returns, sales allowances and other credits given, and delinquent accounts. Image’s estimates of product sales that will be returned and the amount of receivables that will ultimately be collected require the exercise of judgment and affect reported revenues and net earnings. In determining the estimate of product sales that will be returned, Image analyzes historical returns (quantity of returns and time to receive returned product), historical pricing and other credit memo data, current economic trends, and changes in customer demand and acceptance of Image’s products, including reorder activity. Based on this information, Image reserves a percentage of each dollar of product sales where the customer has the right to return such product and receive a credit memo. Actual returns could be different from Image’s estimates and current provisions for sales returns and allowances, resulting in future charges to earnings. Estimates of future sales returns and other credits are subject to substantial uncertainty. Factors affecting actual returns include retailer financial difficulties, the perception of comparatively poor retail performance in one or several retailer locations, limited retail shelf space at various times of the year, inadequate advertising or promotions, retail prices being too high for the perceived quality of the content or other comparable content, the near-term release of similar titles, and poor responses to package designs. Underestimation of product sales returns and other credits would result in an overstatement of current revenues and lower revenues in future periods. Conversely, overestimation of product sales returns would result in an understatement of current revenues and higher revenues in future periods.

Similarly, Image evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, including an analysis of specific risks on a customer-by-customer basis for Image’s larger customers and an analysis of the length of time receivables have been past due. Based on this information, Image reserves an amount that it believes to be doubtful of collection. If the financial condition of Image’s customers were to deteriorate or if economic conditions were to worsen, additional allowances might be required in the future. Underestimation of this allowance would cause accounts receivable to be overstated and current period expenses to be understated. Overestimation of this allowance would cause accounts receivable to be understated and current period expenses to be overstated.

Valuation of Deferred Income Tax Assets.  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Image must assess the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent that it is more likely than not that such deferred tax assets will not be realized, it must establish a valuation allowance. The establishment, or increase, of a valuation allowance increases income tax expense for such year. Image has a valuation allowance against 100% of its net deferred tax assets, which are comprised primarily of NOL carryforwards. Even though it has fully reserved these net deferred tax assets for book purposes, Image would still be able to utilize them to reduce future income taxes payable should it have future earnings. To the extent such deferred tax assets relate to NOL carryforwards, the ability to use such NOLs against future earnings will be subject to applicable carryforward periods. As of March 31, 2012, Image had NOL carryforwards for federal and state tax purposes of $13.4 million and $17.6 million, respectively, which may be available to offset taxable income through 2031. These amounts available reflect the limitations in the utilization of Image’s NOL carryforwards as a result of a change in ownership that occurred during the year ended March 31, 2010.

Derivatives.  ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820):  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This Update resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASC No. 2011-04 is not expected to have a material effect on Image’s financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This Update requires that all nonowner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. ASU No. 2011-05 is effective for interim and annual periods beginning after December 15, 2011, on a retrospective basis. Image is currently evaluating the effect of ASC No. 2011-05, however, the adoption is not expected to have a material effect on its financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles — Goodwill and Other (Topic 350), Testing Goodwill for Impairment, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, however, early adoption is permitted. The adoption of ASC No. 2011-08 is not expected to have a material effect on Image’s financial statements.

In December 2011, the FASB issued ASU No, 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which reconciles the differences in the requirements for offsetting assets and liabilities in the presentation of financial statements prepared in accordance with U.S. GAAP and financial statements prepared in accordance with International Financial Reporting Standards (IFRS) that made comparability of those statements difficult. The objective of ASU No. 2011-11 is to facilitate comparison between those financial statements, specifically within the scope instruments and transaction eligible for offset in the form of derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This update is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within that fiscal year. The adoption of ASC No. 2011-11 is not expected to have a material effect on Image’s financial statements as Image does not currently enter into any right of offset arrangements.

In December 2011, the FASB issued ASU No. 2011- 12, Comprehensive Income — Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers changes in ASC No. 2011-05 that relate to the presentation of reclassification adjustments. ASU No. 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU No. 2011-12 is not expected to have a material effect on Image’s financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Image is exposed to market risk in the ordinary course of its business, including interest rates and foreign currency exchange rates.

Interest Rate Fluctuation Risk

At March 31, 2012 and 2011, approximately $12.9 million and $6.1 million, respectively, of Image’s outstanding borrowings were subject to changes in interest rates. Image does not use derivatives to manage this risk. This exposure is primarily linked to the Prime Rate and LIBOR.

Image’s management believes that moderate changes in the Prime Rate or LIBOR would not materially affect Image’s operating results or financial condition. For example, a 10.0% increase in fiscal year end interest rates would have resulted in (i) an approximate $65,000 annual increase in pre-tax loss based upon its outstanding borrowings at March 31, 2012 and (ii) an approximate $29,000 annual effect on pre-tax loss based upon its outstanding borrowings at March 31, 2011.

Foreign Exchange Rate Fluctuation Risk

At March 31, 2012 and 2011, Image’s accounts receivable related to international distribution and denominated in foreign currencies were minimal. These receivables are subject to future foreign exchange rate risk and could become significant in the future. Image distributes some of its exclusive content (for which it holds international distribution rights) internationally through sublicensees. Additionally, Image exploits international broadcast rights to some of its exclusive entertainment programming (for which it holds international broadcast rights). Image management believes that moderate changes in foreign exchange rates will not materially affect Image’s operating results or financial condition. To date Image has not entered into foreign currency exchange contracts.

Directors, Executive Officers And Corporate Governance

Image Board Composition

As of June 1, 2012, Image’s board of directors was comprised of five members, divided into three classes as set forth in the table below. Each director elected holds office for a three-year term, until a successor is duly elected and qualified or until his earlier death, resignation or removal from office. The directors were elected into the classes below at the 2010 Annual Meeting of Stockholders, with the Class I directors elected for a three-year term, the Class II director for an initial one-year term, and the Class III directors for an initial two-year term. The Class II director would have been up for election at the 2011 Annual Meeting of Stockholders, the Class III directors at the 2012 Annual Meeting and the Class I directors at the 2013 Annual Meeting. Because Image did not have an annual meeting of stockholders in 2011, the Class II directors will be up for election at the 2012 Annual Meeting of Stockholders.

Name	Director Class	Director Since	Age	Position
Patrick M. Collins	I	2010	38	Director
Theodore S. Green	I	2010	59	Chairman and Chief Executive Officer
John W. Hyde	II	2010	71	Vice Chairman and Director
Mary J. George	III	2010	62	Director
Marshall A. Heinberg	III	2010	55	Director

Patrick M. Collins is a senior investment professional with JH Partners, a private equity firm, where he has held various positions since 2003. Mr. Collins is a member of JH Partners’ four-member investment committee and is responsible for leading deal teams in completing all phases of the firm’s private equity investments, including sourcing, due diligence, debt financing, valuation, structuring, negotiation and monitoring. Prior to joining JH Partners, Mr. Collins worked at Behrman Capital, a private equity firm. Prior to Behrman Capital, Mr. Collins was an investment banker at Merrill Lynch & Co., Inc. Mr. Collins currently serves on the boards of AmeriMark Holdings, LLC and CHP Holdings, Inc. Mr. Collins received an MBA from Harvard Business School and a BA from Yale University. Mr. Collins’ experience with capital-raising and growth-oriented transactions provides the Image board with perspective on Image’s strategies to grow its business.

Theodore S. Green was appointed as Image’s Chairman of the Board and Chief Executive Officer in January 2010. From 2007 to 2009, Mr. Green served as Chairman and Co-CEO and director of TM Entertainment and Media, Inc., an entertainment and media investment company, and a director of its successor Chinese company. From 2003 to 2006, Mr. Green was the CEO and Co-Owner of Anchor Bay Entertainment, a home entertainment and production company, which at the time was a subsidiary of IDT Entertainment, Inc, a production company that focused on the production, marketing and distribution of various media. Mr. Green began serving as CEO upon the acquisition of Anchor Bay from The Handleman Company. Prior to that, in 2001, Mr. Green established Greenlight Consulting Inc., a project-based consulting practice focused on the media and entertainment industry. Greenlight Consulting’s clients included Sony Music and Vivendi-Universal as well as numerous other regional media organizations. Prior to founding Greenlight Consulting, in 2000, Mr. Green was President and Chief Operating Officer of MaMaMedia, Inc., an Internet company that created activity-based learning products for children and their families. From 1992 to 2000, Mr. Green was the founder and President of Sony Wonder, the division of Sony BMG Music Entertainment responsible for the production and distribution of media geared toward youthful audiences and also for all home video distribution. Beginning in 1989, Mr. Green was the Executive Vice President of Administration and Operations for ATCO Records, a music industry label co-owned with The Warner Music Group. From 1982 until 1989, Mr. Green served as the Senior Vice President of Polygram Records, overseeing the Business Affairs and Music Publishing divisions of the company. Mr. Green’s career in the entertainment industry began first in the legal department and thereafter as the Director of Business Affairs for CBS Records. Prior to that Mr. Green practiced general entertainment law at the firm of Moses Singer. Mr. Green’s broad and deep experience in various segments of the entertainment industry, together with his perspective as Image’s Chief Executive Officer, provides the Image board with unique insight and direct access to strategic and operational information about Image.

John W. Hyde was appointed as Image’s Vice Chairman in January 2010. Mr. Hyde has served as CEO of Rehab Incorporated since 2007. Mr. Hyde founded and has been an officer of Producers Sales Organization, or PSO, since 1982. PSO and its affiliate company, Rehab Incorporated, are diversified entertainment, consulting, production, financing and distribution companies. Mr. Hyde currently has in development Short Circuit for The Weinstein Company and Flight of the Navigator for Disney. Since October 2007, Mr. Hyde has served as a member of the board of directors of The Jim Henson Company, creator of The Muppets and a family entertainment company. From 2007 to 2008, Mr. Hyde served as the Vice Chairman of Starz Media, a film and television production and distribution company, where he was responsible for integrating the IDT Entertainment operations into the Starz group of companies. From 2003 to 2006, Mr. Hyde was the COO of IDT Entertainment and CEO of IDTE Productions and New Ark Entertainment. In those roles, Mr. Hyde oversaw all of IDT Entertainment’s operations. From 2000 to 2006, Mr. Hyde was the CEO of Film Roman and was responsible for running the animation company producing The Simpsons, King of the Hill, Hellboy: Animated, Eloise, and Wow! Wow! Wubbzy! Mr. Hyde’s entertainment development and management experience, strategic planning background and overall familiarity with the film and television industry provide the Image board with greater insight into potential growth opportunities.

Mary J. George currently serves as Vice Chairman of Bell Automotive Products, Inc., as well as on the boards of the private companies Oreck Corporation and 3-Day Blinds. Ms. George currently serves on the board of the Mission Hospital Foundation, a non-profit organization in Mission Viejo, California. Ms. George previously served as the Chairman of Bell Sports from 2001 to 2005, its Chief Executive Officer from 1998 to 2000 and its Chief Operating Officer from 1994 to 1997. Prior to joining Bell Sports, Ms. George was the Chief Operating Officer of Denar Corporation. She received an MBA in Finance and Marketing from Xavier Institute, Jamshedpur, India. Ms. George’s experience in sales, marketing and general management in the consumer products industry, as well as success in the development of internationally renowned branded products, provides the Image board with greater insight in the areas of product branding and strategic growth in the consumer products industry.

Marshall A. Heinberg served from 2008 through June 2012 as the Head of the Investment Banking Department and as a Senior Managing Director of Oppenheimer & Co. Inc., an investment bank and full-service investment firm. He began his investment banking career in 1987 as an Associate in the Corporate Finance Division of Oppenheimer & Company, which was acquired by the Canadian Imperial Bank of Commerce (CIBC) in 1997. In 2001, Mr. Heinberg was named Head of CIBC’s U.S. Investment Banking Department. CIBC’s US Capital Markets Business was acquired by Oppenheimer & Co. Inc. in 2008. During his career, Mr. Heinberg has worked with many leading growth companies. Mr. Heinberg has held responsibility for various sectors including environmental, industrial growth, technology and telecommunications. His transaction experience includes public and private financings, exclusive sale and strategic advisory assignments. Mr. Heinberg joined the Board of Directors of National Financial Partners in May 2012. He has been a Non-Executive Director at Universal Biosensors Inc. since January 11, 2010. Mr. Heinberg graduated from the Wharton School of the University of Pennsylvania with honors, with a degree in economics, and received his law degree from Fordham Law School. Mr. Heinberg’s experience in public and private financing, strategic development and sales provides the Image board with insight regarding financial matters and potential growth and investment opportunities.

All of the directors’ nominations were agreed to by the JH Entities. In addition to the matters affecting Image’s directors and their election to the Image board described in “Certain Relationships, Related Transactions and Director Independence” below, on April 14, 2010, the JH Entities agreed to cause the election of Mr. Hyde as a director of Image by September 30, 2010 and to cause him to stay on the Image board for so long as he is an employee or consultant of Image.

Executive Officers

The following table sets forth the name, age and position of each of Image’s executive officers as of June 1, 2012.

Name	Age	Position
Executive Officers*
Theodore S. Green	59	Chief Executive Officer and Chairman of the Board
John P. Avagliano	56	Chief Operating Officer/Chief Financial Officer
John W. Hyde	71	Vice Chairman

*	Executive Officers were appointed effective January 8, 2010 in connection with the transactions with the JH Entities described in Certain Relationships and Related Transactions and Director Independence below.

Biographical information for Messrs. Green and Hyde is set forth above under “Board Composition.”

John P. Avagliano was President of Britannia Holdings providing strategic and financial management services to the film, music, video and apparel industries from 2004 to 2009. Clients of Britannia Holdings included Live Nation Entertainment, Ticketmaster Entertainment, Frontline Management, Palm Pictures (an integrated film and music company founded by Chris Blackwell, the former Chairman of Island Records), CAK Entertainment (a joint venture music publishing company funded by GTCR, a private equity firm based in Chicago), Menichetti, Ltd. (high-end apparel manufacturer/distributor), Pacific Connections, Inc. (mass market apparel and accessory distributor) and DIC Entertainment. From 1999 to 2004, Mr. Avagliano worked in various positions for Time Warner Inc. From 2001 to 2004, Mr. Avagliano worked for Warner Music Group as SVP of Financial Operations, where he was responsible for financial oversight of the global manufacturing, distribution and print businesses, worldwide financial planning and analysis, U.S. advertising procurement, real estate management, office services support and U.S. purchasing activities. From 1999 to 2001, Mr. Avagliano was CFO of Warner Home Entertainment, the leading global manufacturer and distributor of DVD and VHS products, where he was responsible for managing the overall finance function, leading negotiations in acquiring and distributing independent theatrical and TV content and managing the Video-On-Demand activities as related to the Warner Bros. film release schedule. Previously Mr. Avagliano was employed at companies such as Revlon, Playtex Products, Avon, Sanofi Beaute and PolyGram Distribution.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Image’s directors, executive officers and the beneficial holders of more than 10% of a registered class of Image’s equity securities to file initial reports of ownership and changes in ownership of common stock and other equity securities of Image with the SEC. Based solely on Image’s records and written representations from certain of these persons, Image believes that during fiscal year 2012 all applicable Section 16(a) filing requirements were met.

Code of Ethics and Governance Guidelines

Image has a Code of Ethics Policy that applies to all of its employees, including its principal executive officer and principal financial and principal accounting officer, and a Code of Conduct that applies to its directors, officers and employees. Image has posted the Code of Ethics Policy and the Code of Conduct under the menu “Investors — Corporate Governance” on Image’s website at www.image-entertainment.com. If

Image waives any material portion of its Code of Ethics Policy that applies to its principal executive officer, principal financial officer or principal accounting officer or amends the Code of Ethics Policy (other than technical, administrative or other non-substantive amendments), Image will disclose that fact on its website at www.image-entertainment.com within four business days.

Committees of the Image Board

From the beginning of fiscal year 2011 until August 5, 2010 when Ms. George and Messrs. Heinberg and Hyde were elected to the Image board and Michael John (who joined the Image board in January 2010 as a part of the JH Partners transaction) resigned from the Image board, the Image board did not have separate Audit, Compensation and Nominations and Governance Committees, and the full Image board acted in the capacity of all three committees.

For the remainder of fiscal year 2011 and fiscal 2012, Image’s Audit Committee was comprised of Ms. George, and Messrs. Collins, Green, Heinberg and Hyde (Chairman), its Compensation Committee was comprised of Ms. George (Chairman) and Mr. Heinberg and its Nominations and Governance Committee was comprised of Messrs. Collins (Chairman) and Green.

Because Image is not listed on The NASDAQ Stock Market, the New York Stock Exchange or any other applicable stock exchange, it is not required to have an Audit Committee consisting solely of independent directors, and so the full Image board acts as the Audit Committee. Similarly, because Image is not currently subject to applicable stock exchange independence requirements, it has composed its Nominations and Governance Committee based on considerations other than independence, and the members of this committee have not been deemed independent. Image’s Compensation Committee consists solely of directors who have been deemed independent. The Image board determined that each of Ms. George and Mr. Hyde qualified as an “audit committee financial expert” as that term is defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. As discussed below under “Certain Relationships, Related Transactions and Director Independence” below, although Image is not currently listed on The NASDAQ Stock Market, Image considers NASDAQ independence standards with regard to the Image board members and has considered Ms. George and Mr. Heinberg independent.

Executive Compensation

Summary Compensation Table for Fiscal Year 2012

The following table sets forth compensation paid to those persons who served as Image’s principal executive officer and Image’s other most highly compensated executive officers (collectively, the Named Executive Officers) for fiscal year 2012, which ended on March 31, 2012:

Name & Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Theodore S. Green, Chief Executive Officer and Chairman	2012	$300,000	$—	$––	$––	$4,154	$304,154
	2011	300,000	—	1,478,075	421,161	1,615	2,200,851
John P. Avagliano, Chief Operating Officer and Chief Financial Officer	2012	300,000	—	––	––	61,904	361,904
	2011	300,000	50,000	713,726	203,427	153,375	1,420,528
John W. Hyde(4), Vice Chairman	2012	—	—	—	—	300,000	300,000
	2011	—	—	1,289,815	367,459	300,000	1,957,274

(1)	Amount represents the grant date fair value for restricted stock awards granted in the fiscal year indicated, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (or ASC Topic 718), based on the closing market price of Image common stock on the date of grant.
(2)	Amount represents the grant date fair value for stock options granted in the fiscal year indicated, calculated in accordance with ASC Topic 718. Refer to Note 1 in the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report for the relevant assumptions used to determine the valuation of our stock options.
(3)	Fiscal year 2012 includes:
a.	For Mr. Green, Company 401(k) match of $4,154.
b.	For Mr. Avagliano, Company 401(k) match of $8,000 and reimbursable commuting expenses of $53,904.
c.	For Mr. Hyde, consulting fees.

Fiscal year 2011 includes:

a.	For Mr. Green, Company 401(k) match of $1,615.
b.	For Mr. Avagliano, Company 401(k) match of $1,615, reimbursable commuting expenses of $106,760 and an advance against relocation expenses of $45,000.
c.	For Mr. Hyde, consulting fees.
(4)	Mr. Hyde provides all services to Image through PSO, his wholly-owned consulting business.

Employment Agreements

Image has employment agreements with each of Messrs. Green and Avagliano and has a consulting agreement with Mr. Hyde and his wholly owned consulting business, PSO, each effective as of April 14, 2010. Certain terms of these agreements, as amended as of July 12, 2010, are summarized below.

Term.  Each of the agreements is for a term of three years beginning on April 14, 2010, and, subject to advance-notice termination provisions, renews automatically for successive one-year terms.

Base Compensation.  The agreements provide for minimum annual base salaries or annual consulting fees of $300,000 to each executive officer, to be reviewed annually by the Image board.

Cash Bonus Opportunity.  Each executive officer is eligible for an annual cash bonus opportunity targeted at 50% of base compensation, subject to Image’s achieving specified earnings before interest, taxes, depreciation and amortization, or EBITDA, goals, with partial bonus eligibility if at least 85% of the applicable goal is achieved. For the 2012 fiscal year, targeted EBITDA was $17.6 million, with certain adjustments permitted for material acquisitions of a company or business. The minimum EBITDA goal was not met for the 2012 fiscal year and, as a result, no executive officer received a cash bonus for such year.

Reimbursements.  Messrs. Green and Avagliano will be reimbursed for expenses related to commuting from New York to Los Angeles, including the cost of business class air travel exceeding three hours, temporary housing and auto use. Mr. Avagliano will be reimbursed for reasonable expenses, not to exceed $120,000 related to relocation of his home and family from New York to Los Angeles, as well as a tax gross-up for income taxes arising from such reimbursement, not to exceed $75,000.

Severance Benefits.  Each executive officer will be entitled to specified severance benefits, subject to execution of a customary general release of claims, if his employment or consulting engagement is terminated without “cause” or he terminates his employment or consulting engagement for “good reason” including: (i) a payment equal to 12 months of salary or consulting fees, as applicable, and a pro rata bonus opportunity; (ii) in the case of Messrs. Green and Avagliano, continuation of healthcare benefits for 12 months; and (iii) reimbursement of incurred expenses, and in the case of Mr. Avagliano, reimbursement for relocation expenses actually incurred by Mr. Avagliano on or six months prior to termination of employment (up to an aggregate cap of $120,000 and a tax gross-up cap on any such amounts of $75,000).

For purposes of the agreements, “cause” generally means an executive officer’s (i) conviction of a felony or of any crime involving moral turpitude, dishonesty, fraud, embezzlement, theft or misrepresentation; (ii) gross neglect or gross misconduct in connection with the performance of the executive officer’s duties (other than due to the executive officer’s physical or mental illness); (iii) material breach of the employment or consulting agreement, Image’s proprietary information agreement or certain other Company material policies, rules and regulations; or (iv) willful engagement in any other conduct that involves a material breach of a fiduciary obligation or that would reasonably be expected to have a material and adverse economic effect upon Image and its subsidiaries, subject to certain notice and opportunity to cure provisions set forth in the agreements.

For purposes of the agreements, “good reason” generally means, without the executive officer’s prior written consent, (i) a material diminution in the executive officer’s salary or consulting fees, as applicable; (ii) a material diminution in the executive officer’s authority, duties or responsibilities, including a material adverse change in the executive officer’s reporting relationships; (iii) a material breach of the employment or consulting agreement by Image; (iv) the failure of Image to issue certain equity awards to the executive officer by November 30, 2010; or (v) except for Mr. Green, requiring the executive officer to change the principal location of his employment or engagement outside the Los Angeles, California area, subject in each case to certain notice and opportunity to cure provisions set forth in the agreements. Mr. Green’s employment agreement also provides that “good reason” means (x) the failure of Image or its stockholders to reelect or to reappoint him as Chairman of the Board of Image, unless cause for removal exists or (y) the appointment of a co-chairman of the Image board. Mr. Hyde’s consulting agreement also provides that “good reason” means the termination of employment of Mr. Green.

Each executive officer will receive a tax gross-up to the extent that payments under the employment or consulting agreements are “parachute payments” under Section 280G of the Code and subject to an excise tax under Section 4999 of the Code, subject to specified limitations set forth in the agreements, including an aggregate cap of $1.0 million on total gross-up payments to the executive officers under their employment and consulting agreements.

The agreements also contain non-competition and non-solicitation covenants. Timing of severance payments under the agreements may be adjusted in certain circumstances to the extent necessary for compliance with or exemption from Section 409A of the Code.

Equity Awards.  The employment and consulting agreements contemplate the issuance of stock options and restricted stock awards to the executive officers covering an aggregate of 34,621,411 shares of common stock (14,698,071 shares for awards to Mr. Green, 7,097,923 shares for awards to Mr. Avagliano and 12,825,417 shares for awards to Mr. Hyde). These grants were awarded to the executive officers on November 19, 2010 under Image’s 2010 Equity Incentive Award Plan, or the 2010 Plan, and are included in the “Outstanding Equity Awards at Fiscal Year End 2012” table below. As described in that table, a portion of the awards vest over a four-year vesting period and a portion vest based on Image’s achievement of specific stock prices over certain time periods, subject to a continued employment or service relationship and subject to certain restrictions on transfer.

Treatment of Stock Options and Restricted Stock Awards upon a Change in Control:

Unless otherwise provided in an award agreement or other written agreement between an executive officer and Image, if a change in control occurs and outstanding awards held by the executive officers under the 2010 Plan are not continued, converted, assumed or replaced by Image or a successor company (or a parent or subsidiary thereof) in the change in control, the awards will become fully exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on the awards will lapse. Upon, or in anticipation of, a change in control, the administrator of the 2010 Plan may cause outstanding awards to terminate at a specific time in the future, including but not limited to the date of such change in control, and each executive officer will have the right to exercise such awards during a period of time determined by the administrator. In addition, certain of the executive officer’s outstanding stock options and restricted stock awards will become fully vested in the event of a change in control in which the stock’s equity value equals or exceeds certain threshold prices. A description of these vesting terms is provided in the footnotes to the “Outstanding Equity Awards at Fiscal Year End 2012” table below.

“Change in control” generally means under the 2010 Plan the occurrence of any of the following events:

•	an acquisition by any person or group of persons of beneficial ownership of more than 50% of the total combined voting power of Image’s securities (other than a registered, public offering of Image’s common stock and excluding acquisitions by Image, by any of its subsidiaries, by an employee benefit plan maintained by Image or its subsidiaries or by any person that, prior to such transaction, controls, is controlled by or is under common control with Image);
•	a change in the composition of the Image board such that, during any two-year period, the incumbent Image board members cease to constitute at least a majority of the Image board (excluding directors whose election, or nomination for election by stockholders, was approved by at least two-thirds of the incumbent board);
•	consummation of certain mergers, consolidations, reorganizations or business combinations, a sale or other disposition of all or substantially all of Image’s assets or the acquisition of assets or stock of another entity (excluding transactions in which Image’s outstanding voting securities before the transaction continue to represent thereafter at least a majority of the combined voting power of the successor entity); or
•	stockholder approval of a dissolution or liquidation of Image (other than a liquidation or dissolution occurring upon a merger, consolidation, reorganization or business combination).

In connection with the Image merger, the Image board has approved that outstanding stock options held by the Image Named Executive Officers, to the extent not previously vested by their terms, will be treated as fully vested and exercisable in accordance with their original terms, subject to completion of the Image merger, except that the following stock options will not accelerate in vesting and will terminate in connection with the Image merger without the payment of any consideration to the holders: Mr. Green, stock option to purchase 2,104,273 shares; Mr. Avagliano, stock option to purchase 1,016,568 shares; and Mr. Hyde, stock option to purchase 1,835,790 shares. In connection with the Image merger, the Image board also has approved that outstanding restricted stock awards held by the Named Executive Officers will be treated as fully vested in accordance with their original terms, subject to completion of the Image merger, except that the following restricted stock awards will terminate in connection with the Image merger without the payment of any consideration to the holders: Mr. Green, restricted stock award for 345,405 shares; Mr. Avagliano, restricted stock award for 166,864 shares; and Mr. Hyde, restricted stock award for 301,334 shares. In the event the Image merger is not completed, outstanding equity awards held by the Image Named Executive Officers will remain in force and effect in accordance with their original terms. Additional details about the outstanding stock options and restricted stock awards held by the Image Named Executive Officers are set forth below in the “Outstanding Equity Awards at Fiscal Year End 2012” table.

Outstanding Equity Awards at Fiscal Year End 2012

The table below sets forth information regarding the outstanding option awards and unvested restricted stock awards held by the Image Named Executive Officers as of March 31, 2012. All equity awards reported in the table below were granted on November 19, 2010 under the 2010 Plan.

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (# Exercisable)	Number of Securities Underlying Unexercised Options (# Unexercisable)	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Theodore S. Green	896,583	896,582	$0.20	11/19/2020	(2)	—		$—	—		$—
	946,801	—	0.20	11/19/2020	(3)	—		—	—		—
	—	2,104,273	0.20	11/19/2020	(4)	—		—	—		—
	—	—	—	—		8,005,550	(5)	600,416	—		—
	—	—	—	—		—		—	1,502,877	(6)	112,716
	—	—	—	—		—		—	345,405	(7)	25,905
John P. Avagliano	432,894	432,890	0.20	11/19/2020	(2)	—		—	—		—
	457,396	—	0.20	11/19/2020	(3)	—		—	—		—
	—	1,016,568	0.20	11/19/2020	(4)	—		—	—		—
	—	—	—	—		3,865,275	(5)	289,896	—		—
	—	—	—	—		—		—	726,036	(6)	54,453
	—	—	—	—		—		—	166,864	(7)	12,515
John W. Hyde	782,432	782,432	0.20	11/19/2020	(2)	—		—	—		—
	825,998	—	0.20	11/19/2020	(3)	—		—	—		—
	—	1,835,790	0.20	11/19/2020	(4)	—		—	—		—
	—	—	—	—		6,986,305	(5)	523,973	—		—
	—	—	—	—		—		—	1,311,126	(6)	98,334
	—	—	—	—		—		—	301,334	(7)	22,600

(1)	Market value as of March 31, 2012 is calculated based on the closing stock price of $0.075 per share of Image common stock on March 30, 2012.
(2)	Stock option 25% vested on January 8, 2011 and 6.25% vests each three-month period thereafter (the Service-Based Vesting Schedule), such that the stock option is 100% vested on January 8, 2014. Vesting is rounded up to the nearest whole share.
(3)	Stock option vests 100% upon the earlier of (i) the date the stock’s fair market value equals or exceeds $0.0773 for any 20 out of 30 consecutive trading days on or after January 8, 2012, (ii) a change in control in which the stock’s equity value equals or exceeds $0.0773 per share, or (iii) January 8, 2019. The events referred to in (i) and (ii) are referred to for purposes of this table as the Stock Price Hurdle I. The Stock Price Hurdle I was satisfied on February 22, 2012 upon achievement of the event referred to in (i).
(4)	Stock option vests 100% upon the earlier of (i) the date the stock’s fair market value equals or exceeds $0.19 for any 20 out of 30 consecutive trading days on or after January 8, 2013, (ii) a change in control in which the stock’s equity value equals or exceeds $0.19 per share, or (iii) January 8, 2019. The events referred to in (i) and (ii) are referred to as the Stock Price Hurdle II.
(5)	Shares vest in an amount equal to the product of (i) the Service-Based Vesting Schedule set forth in footnote 2 and (ii) the following amount: (a) 100% minus (b) the percentage of Series C preferred stock originally purchased by the JH Investors, as defined below, and still held by the JH Investors (this amount is referred to for purposes of this table as the Sale Percentage). The Sale Percentage is 100% on the earlier of (x) January 8, 2015 or (b) termination without cause, for good reason, as a result of death or disability or termination resulting from non-extension of the employment or consulting agreement's term.
(6)	Stock award vests in an amount equal to the Sale Percentage as defined in footnote 5 above, provided that the Stock Price Hurdle I has been achieved. Stock award otherwise vests 100% on January 8, 2019.
(7)	Stock award vests in amount equal to the Sale Percentage as defined in footnote 5 above, provided that the Stock Price Hurdle II has been achieved. Stock award otherwise vests 100% on January 8, 2019.

Director Compensation

For fiscal year 2012, Image’s non-employee and non-affiliate members of its board of directors, Mary George and Marshall Heinberg, received an annual retainer of $30,000, to compensate them for attending up to twelve Image board or committee meetings. For fiscal year 2012, Image’s non-employee and non-affiliate directors were also eligible to receive an additional $2,000 per additional Image board or committee meeting attended where attendance was expected. In addition, Image’s non-employee and non-affiliate directors were reimbursed for reasonable travel expenses to attend Image board or committee meetings. Employee or affiliate directors receive no compensation for their service as directors.

For fiscal year 2012, Image’s non-employee and non-affiliate directors were each granted a restricted stock award for 400,000 shares of Image’s common stock. The restricted stock awards were granted under Image’s 2011 Equity Incentive Plan on December 6, 2011 and vest as to 1/12th after each three-month period of continuous director service.

Director Compensation Table for Fiscal Year 2012

The following table sets forth information regarding the compensation earned by Image’s non-employee and non-affiliate directors in fiscal year 2012:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	All Other Compensation ($)	Total ($)
Mary J. George	$38,000	$20,000	$—	$—	$58,000
Marshall A. Heinberg	40,000	20,000	—	—	60,000

(1)	Annual retainer fee paid quarterly plus payment for four additional meetings attended by Ms. George and five additional meetings attended by Mr. Heinberg.
(2)	Amount represents the grant date fair value for restricted stock awards granted during fiscal year 2012. The per share grant date fair value of each of the restricted stock awards for 400,000 shares was $0.05, the closing price of Image common stock on the date of grant of the award. As of fiscal year end 2012, Ms. George and Mr. Heinberg each held restricted stock awards for 500,000 shares, of which 83,331 shares had vested in accordance with their vesting schedule.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information as of June 1, 2012, with respect to the beneficial ownership of shares of Image’s common stock owned by (i) each person, who, to Image’s knowledge based on Schedules 13D filed with the SEC, is the beneficial owner of more than 5% of Image’s outstanding common stock, (ii) each person who is currently a director, (iii) each Named Executive Officer, and (iv) all of Image’s current directors and executive officers as a group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percent of Common Stock(2)
JH Evergreen Management, LLC(3)	175,868,700	68.81%
Theodore S. Green(4)	20,865,862	8.07%
John W. Hyde(5)	18,002,653	6.97%
John P. Avagliano(6)	9,333,089	3.63%
Mary J. George(7)	500,000	*
Marshall A. Heinberg(7)	500,000	*
Patrick M. Collins(8)	—	—
All current directors and executive officers as a group (6 persons)	49,201,604	15.85%

*	Less than 1%

Notes to Beneficial Ownership Table:

(1)	Beneficial ownership is determined in accordance with SEC rules. For the number of shares beneficially owned by those listed above, Image relies on information confirmed by each beneficial owner. Except as indicated by footnote below, each person named reportedly has sole voting and investment powers with respect to the common stock beneficially owned by that person, subject to applicable community property and similar laws. Except as indicated by footnote below, each owner’s mailing address is c/o Image Entertainment, Inc., 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.
(2)	On June 1, 2012, there were 256,402,133 shares of Image common stock, $.0001 par value, outstanding. Common stock not outstanding but which underlies options and warrants vested or exercisable as of, or vesting or exercisable within, 60 days after June 1, 2012, is deemed to be outstanding for the purpose of computing the percentage of the common stock beneficially owned by each named person or entity (and the directors and executive officers as a group), but is not deemed to be outstanding for any other purpose.
(3)	Information presented regarding JH Evergreen Management, LLC (or JH Evergreen Management), JH Partners Evergreen Fund, L.P. (or JH Evergreen), JH Investment Partners III, LP (or JHIP III), JH Investment Partners GP Fund III, LLC (or JHIP GP III) and John C. Hansen is based on information provided by JH Partners and certain of its affiliates. The mailing address of JH Evergreen Management and the other affiliate filers is 451 Jackson Street, San Francisco, CA 94111-1615. JH Evergreen Management and Mr. Hansen each reported beneficial ownership of 175,868,700 shares of common stock, of which each reported sole voting and dispositive power. JH Evergreen reported beneficial ownership of 149,795,403 shares of common stock, of which it had sole voting and dispositive power. JHIP III reported beneficial ownership of 17,866,505 shares of common stock, of which it had sole voting and dispositive power. JHIP GP III reported beneficial ownership of 8,206,792 shares of common stock, of which it had sole voting and dispositive power. Mr. Hansen disclaimed beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(4)	Includes options to purchase 2,067,530 shares of common stock vested or exercisable within 60 days after June 1, 2012 and 9,853,832 shares subject to restricted stock awards.
(5)	Mr. Hyde holds shares through PSO, his wholly owned consulting business. Includes options to purchase 1,804,038 shares of common stock vested or exercisable within 60 days after June 1, 2012 and 8,598,765 shares subject to restricted stock awards.
(6)	Includes options to purchase 998,514 shares of common stock vested or exercisable within 60 days after June 1, 2012 and 4,758,175 shares subject to restricted stock awards.
(7)	Includes 408,336 shares subject to restricted stock awards.
(8)	Our director, Patrick Collins, is a senior investment professional with JH Partners, LLC, a private equity firm associated with JH Evergreen Management and the other JH entities referenced above.

Change in Control

Please refer to the description of the Stockholders’ Agreement in “Certain Relationships and Related Transactions and Director Independence” below, which is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth certain information as of March 31, 2012 with respect to Image’s equity compensation plans (including individual compensation arrangements) under which Image’s equity securities are authorized for issuance, aggregated by (i) all compensation plans previously approved by Image’s security holders, and (ii) all compensation plans not previously approved by Image’s security holders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referenced in the first column)(2)
Equity compensation plans approved by security holders	12,956,986	$0.237	20,668,439
Equity compensation plans not approved by security holders	—	—	—
Total	12,956,986	$0.237	20,668,439

Notes to Equity Compensation Plan Information Table:

(1)	Includes options granted to employees, consultants and directors under Image’s 2004 Incentive Compensation Plan, 2008 Stock Awards and Incentive Plan and 2010 Equity Incentive Award Plan.
(2)	Future equity awards may be granted under Image’s 2004 Incentive Compensation Plan, 2008 Stock Awards and Incentive Plan, 2010 Equity Incentive Award Plan or 2011 Equity Incentive Plan.

Certain Relationships and Related Transactions and Director Independence

Image’s policy on related-person transactions is included in Image’s revised Code of Conduct, which has been reviewed and approved by the Image board effective as of June 19, 2007. Image’s policy states that each executive officer, director or nominee for director will disclose to the Audit Committee of the Image board the following information regarding a related-person transaction for review, approval or ratification by the Audit Committee: (i) the name of the related-person (as defined by Item 404(a) of Regulation S-K under the Exchange Act), and if he or she is an immediate family member of an executive officer, director or nominee for director, the nature of such relationship; (ii) the related-person’s interest in the transaction; (iii) the approximate dollar value of the amount involved in the transaction; (iv) the approximate dollar value of the amount of the related-person’s interest in the transaction; and (v) in the case of indebtedness, the largest total amount of principal outstanding since the beginning of Image’s last fiscal year, the amount of principal outstanding as of the latest practicable date, the amount of principal paid since the beginning of Image’s last fiscal year, and the rate or amount of interest payable on the indebtedness.

The Audit Committee’s decision whether or not to approve or ratify the related-person transaction is made in light of its determination as to whether consummation of the transaction is believed by the Audit Committee to not be or have been contrary to Image’s best interests. The Audit Committee may take into account the effect of a director’s related-person transaction on such person’s status as an independent member of the Image board and eligibility to serve on Image board committees under SEC and stock exchange rules, as applicable.

The January 8, 2010 investment and recapitalization transaction with the JH Entities resulted in a variety of related-person transactions with the JH Entities (and certain affiliates), which became the holders of approximately 88.6% of Image’s post-transaction outstanding voting securities. After subsequent transactions involving Image capital stock, the JH Entities beneficially owned approximately 69% of Image's outstanding voting securities as of March 31, 2012. The transaction included, among other things, the purchase from Image by the JH Entities of 22,000 shares of Image’s series of Series B Preferred Stock and 196,702 shares of Image’s series of Series C Preferred Stock (together with the Series B Preferred Stock, the Preferred Shares (and the Series C Preferred Stock since converted into 196,702,000 shares of common stock)), for an aggregate purchase price of $22.0 million. These transactions included payment to JH Partners of a $1.0 million transaction fee, akin to an investment banking fee, and reimbursement of $650,000 of the JH Entities’ expenses and payment of other transaction-related expenses. In fiscal 2011, Image reimbursed JH Entities’ additional legal expenses of $538,000 related to the January 2010 transaction. Pursuant to the Image preferred stock purchase agreement, Image agreed to pay JH Partners or its designee a management fee of $300,000 on each of December 31, 2010 and December 31, 2011.

Pursuant to the SPA, the JH Entities initially provided a $5.0 million irrevocable standby letter of credit as credit support for Image’s revolving credit facility, which revolving credit facility was terminated on June 23, 2011 and replaced with a new revolving credit facility with PNC Bank, N.A. (under which certain affiliates of JH Partners provide a $3.7 million standby letter of credit as credit support). The obligations under the new revolving credit facility are secured by a lien on substantially all of the assets of Image and are guaranteed by one or more affiliates of JH Partners, with Messrs. Green, Hyde and Avagliano providing any applicable contribution to such guaranty in the portion of their ownership of the Series B Preferred Stock. JH Parties are compensated for the guaranty as follows: (i) a $500,000 commitment fee and (ii) a 5% annual fee on the total credit support provided, half of which is payable monthly in cash and half of which is deferred for 12 months, convertible at JH Parties' option into Image common stock at the end of the 12 months. Of this compensation, during the fiscal year ended March 31, 2012, $60,000 was included as a component of operating expense and at March 31, 2012, $503,000 was included in accrued liabilities.

On January 8, 2010, in connection with the Closing, Image entered into a registration rights agreement, or RRA, with the JH Entities. Pursuant to the RRA, Image agreed to register under the Securities Act of 1933 the shares of common stock issuable upon conversion of the Series C Preferred Stock under certain circumstances. In connection with the execution of the SPA and RRA, a previous rights agreement providing for preferred stock purchase rights for Image’s stockholders was terminated pursuant to its terms. As a result of the termination of the previous rights agreement, the holders of the preferred stock purchase rights issued pursuant to the rights agreement were no longer entitled to the rights set forth in that rights agreement.

On April 14, 2010, Theodore S. Green, John P. Avagliano, Ray Gagnon and PSO, John Hyde’s wholly-owned consulting business, whom we refer to as the management stockholders, purchased shares of Image’s Series B Preferred Stock and Series C Preferred Stock from the JH Entities. Mr. Green purchased 1,000 shares of Series B Preferred Stock and 8,941 shares of Series C Preferred Stock for an aggregate purchase price of $1,029,589.04; Mr. Avagliano purchased 400 shares of Series B Preferred Stock and 3,576.4 shares of Series C Preferred Stock for an aggregate purchase price of $411,835.62; Mr. Gagnon purchased 50 shares of Series B Preferred Stock and 447.05 shares of Series C Preferred Stock for an aggregate purchase price of $51,479.452; and PSO purchased 850 shares of Series B Preferred Stock and 7,599.85 shares of Series C Preferred Stock for an aggregate purchase price of $875,150.69.

On April 14, 2010, in connection with this transaction, the JH Entities and the management stockholders, whom we collectively refer to as the stockholders, entered into a Stockholders’ Agreement with Image. In addition to imposing customary transfer restrictions on Image capital stock held by the stockholders, the Stockholders’ Agreement includes agreements among the stockholders regarding tag-along rights, whereby stockholders have the right to participate in sales of Image’s capital stock by other stockholders, subject to specified exceptions.

The Stockholders’ Agreement also includes customary drag-along rights, which provide that if the holders of at least a majority of Image’s common stock (on a fully diluted basis) elect to consummate a transaction or series of transactions resulting in the sale of at least a majority of Image’s common stock (on a fully diluted basis) or assets, each of those stockholders shall take all action necessary to consummate such transaction or transactions. Furthermore, the JH Entities agreed to vote in favor of Image’s 2010 Equity Incentive Award Plan pursuant to which the Management Stockholders received stock options and restricted stock awards at the 2010 Meeting of Stockholders.

In addition, the Stockholders’ Agreement gives Image a call option on capital stock and vested options held by each of the management stockholders, exercisable within 90 days of the termination of employment or consulting engagement of the management stockholder. The exercise price of the call option is based on the fair market value of the underlying shares, except in the case of termination for “cause,” in which case shares underlying equity compensation awards may be purchased at the original acquisition price, if lower. The call option is assignable by Image to the other Stockholders. Image determined that the fair value of the call option is de minimis.

John Hyde, Image’s Vice Chairman, owns PSO, which is one of Image’s content providers. PSO receives royalty payments based upon a contractual percentage of net revenues derived from the distribution of the entertainment programming licensed. The royalties paid in consideration for the content distribution, in the opinion of management, are fair and reasonable, and are on terms no less favorable than terms generally available to other third party content suppliers under are the same or similar circumstances. The amount of royalties earned was $187,000 for fiscal 2012 and $127,000 for fiscal 2011.

The JH Parties and certain other stockholders, including Messrs. Greene, Hyde and Avagliano, have agreed to contribute an aggregate of up to 35,401,977 shares of Image Common Stock to Image for no consideration in connection with the closing of the RLJ transaction.

Director Independence

Although Image is not currently listed on The NASDAQ Stock Market, Image considers NASDAQ independence standards with regard to the Image board members. The Image board reviewed the NASDAQ independence standards with regard to Image’s directors, including whether specified transactions or relationships existed during the past three years, between Image’s directors, or certain family members or affiliates of Image’s directors, and Image and Image’s subsidiary, certain other affiliates, or Image’s independent registered public accounting firm. As a result of the review, the Image board determined that Mary George and Marshall Heinberg were deemed “independent” as that term is used in NASDAQ Marketplace Rule 5605(a)(2). Mr. Heinberg and Ms. George are investors in funds affiliated with JH Partners. Those funds are not stockholders of Image. No other current directors were considered independent. Mr. Green is Image’s Chief Executive Officer, Mr. Hyde is Image’s Vice Chairman and Mr. Collins is employed by Image’s controlling shareholder. Image does not know of any family relationships among or between any of Image’s directors, executive officers or key employees. With regard to the independence of Image’s directors regarding committee independence, see Directors, Executive Officers and Corporate Governance — Committees of the Image board above, which is incorporated herein by reference.

INFORMATION ABOUT ACORN

Overview

Acorn was incorporated in the District of Columbia in 1984 as Atlas Video Incorporated and elected in 1989 to be treated as an S corporation. In 1994, Acorn changed its name to Acorn Media Publishing, Inc., and in 2004, to Acorn Media Group, Inc. Acorn’s chairman and founder is Peter Edwards. Acorn’s principal executive offices are located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910, and its telephone number is (301) 686-2115.

Acorn is a leading distributor of high-quality video products and complementary merchandise to the North American, U.K., and Australian markets. Its products are marketed via both wholesale and proprietary direct-to-consumer channels. 59% of Acorn’s consolidated net revenue was generated by sales to wholesale customers during its fiscal year ended December 31, 2011 and 59% during the three-month period ended March 31, 2012, with the balance during each period coming from sales directly to consumers. Distribution platforms include DVD, Blu-ray Disc (or Blu-ray), broadcast television, digital (streaming and download-to-own (DTO)), and, with its recent purchase of a majority interest in ACL, book publishing. In fiscal year 2011, Acorn sold over 7.5 million DVD and Blu-ray discs. Currently, Acorn owns the rights to distribute approximately 1,600 titles.

Acorn focuses on audiences and entertainment genres that are not well served by mainstream commercial media outlets, marketing its products through its three brands: Acorn, Acacia and Athena. Acorn uses its Acorn brand to market and distribute British television and specialty programming, including titles such as Poirot, Foyle’s War, Midsomer Murders and Doc Martin. Acacia is a lifestyle brand focused on the distribution of original health and wellness programming, while Acorn distributes educational “lifelong learning” programs for adults under the Athena brand. On February 29, 2012, Acorn completed the acquisition of a 64% interest in ACL, a private limited company incorporated in England and Wales that owns most of the literary and media rights to the works of author Agatha Christie.

Acorn distributes special interest programming in the United States and Canada under the Acorn, Acacia, and Athena brands on home video, including DVD and Blu-ray, download-to-own, streaming, and other delivery platforms. Through its subsidiary, Acorn Media UK Limited, a private limited company organized as a corporation under the laws of England and Wales, or Acorn UK, Acorn distributes special interest programming under the Acorn and Acacia brands on home video, including DVD and Blu-ray and download-to-own in the United Kingdom and Europe. Acorn distributes special interest programming (primarily British television programming) on home video in Australia under the Acorn brand through its subsidiary Acorn Media Australia Pty Ltd., a private limited company organized under the laws of New South Wales, Australia, or Acorn Australia. Acorn also is a catalog and internet direct-to-consumer marketer, focused on the North American market through two catalogs, the Acorn catalog, which is a retail seller of proprietary DVDs as well as third-party products including gifts, DVDs, jewelry, and home accents, and the Acacia catalog, which focuses on health and wellness lifestyle products such as home décor, jewelry, apparel, and fitness DVDs. Through Acorn UK, Acorn also is a direct marketer under the Acorn brand through catalogs and the Internet in the United Kingdom and Europe.

Approximately 18% of consolidated net revenue and 21% of consolidated assets for the fiscal year ended December 31, 2011, and approximately 19% of consolidated net revenue and 9% of consolidated assets for the three-month period ended March 31, 2012, were attributable to Acorn UK. Acorn currently owns an 88% interest in Acorn UK. Approximately 3% of Acorn’s consolidated net revenue and 5% of Acorn’s consolidated assets are attributable to Acorn Australia. Acorn currently owns a 90% interest in Acorn Australia.

Acorn Media Brands

Acorn

Acorn’s most established brand, Acorn, was launched in 1994. Its focus is British TV programming, especially in the mystery and scripted drama genres. Its key products are long-running franchises, which develop loyal audiences over the course of years and may be configured into different products and price points. Most releases in this line are in box sets, with the goal of creating collectible editions of programming with extra features such as booklets and specially-produced interviews with key talent. Titles are chosen with the expectation that they will sell for many years. A typical Acorn release will only achieve about half of its lifetime sales in the first year of sales, as compared with feature film releases on DVD, where the vast majority of sales will be in the first few months of release.

Some of the most important Acorn brand releases in recent years, measured by sales volume and critical acclaim, include the following:

Agatha Christie’s Poirot
Midsomer Murders
Foyle’s War
Upstairs, Downstairs
Tinker, Tailor, Soldier, Spy
Doc Martin
Brideshead Revisited
I, Claudius

Primary distribution of Acorn branded products in all three territories takes place through the wholesale channel, to resellers such as Amazon and Barnes & Noble in the U.S., Amazon and HMV in the United Kingdom, and the ABC (network) stores in Australia.

Sales of Acorn titles are also conducted in North America through the Acorn catalog and website. In 2011, approximately 14.7 million copies of the catalog were mailed to homes over the course of 12 seasonal editions. The vast majority of these catalogs featured an Acorn title on the cover, and the Acorn brand is marketed to develop loyalty through customers’ associations with long-running video titles and associated products. The Acorn catalog “house file” contains more than 1.2 million names, with 31% qualifying as repeat buyers.

Although many of the same Acorn titles are distributed in the United Kingdom and Australia as in North America, acquisition and release decisions for each territory are made by the applicable executives in each territory, taking into account rights availability, audience tastes, and projected sales and gross profit margins. Acorn believes that it can achieve significant operating efficiencies where it can license the maximum number of territories together with rights to the maximum number of distribution platforms, including streaming and broadcast, along with home video. This strategy is especially relevant to the Acorn brand, where programs like Foyle’s War, Doc Martin, and Poirot enjoy worldwide popularity.

In 2011, Acorn released 78 Acorn branded titles in North America, 100 Acorn branded titles in the United Kingdom and 77 Acorn branded titles in Australia. During the three month period ended March 31, 2012, Acorn released 24 Acorn branded titles in North America, 30 Acorn branded titles in the UK and 20 Acorn branded titles in Australia.

Acacia

The Acacia brand was launched in 2006 to meet a perceived need in the marketplace for fitness and lifestyle programming aimed at a more mature, discerning audience. Acorn believes that fitness programming on DVD has historically tended to avoid the realities of aging and to be fad-driven by celebrity and TV marketing. The intention of the Acacia brand is to provide a wide range of authentic, credible, and enjoyable workout regimes that can benefit both younger and older audiences. Acacia programming seeks to incorporate well-known practices in the fields of yoga, Tai Chi, dance, and general fitness.

Programming for the Acacia line is produced by Acorn using third-party producers. Acorn generally develops and controls the content, including copyrights, and can use produced material in a variety of formats across multiple distribution platforms. For example, cable channel Fit TV has broadcast Acacia programming that was specially edited to fit that format.

In contrast to the Acorn line, Acacia media products tend to be released as single programs. Acacia seeks to pursue a strategy of creating repeatable lines or franchises, which Acorn believes create marketing efficiencies over time, develop brand loyalty, and enable Acacia to offer collections of programming at higher price points. Examples of successful Acacia franchises include:

Exhale — based on a popular spa/studio with a yoga fusion program
Shiva Rae — one of the most sought after yoga teachers in the world
Hemalayaa Bollywood — a popular dance workout
Keeping Fit — basic fitness essentials for an aging population

Sales of Acacia programming are conducted through wholesale to traditional video retailers and in North America through a dedicated mail order catalog and web site, both of which were launched simultaneously with the video line. More than 6.5 million Acacia catalogs were mailed in 2011, and 7.4 million catalogs are scheduled to be mailed in 2012. The target audience for this catalog, women over the age of 35, shop mainly for apparel, personal items, and home décor, with workout DVDs comprising about 10% of unit sales and 5% of net revenues. The catalog is intended to help define the Acacia brand and draw traffic to a content-rich web site controlled by Acorn as well as ancillary social marketing tools that promote Acacia talent and products.

The library of Acacia programming owned by Acorn includes 76 titles. The commercial success of fitness videos tends to be reliant on territory-specific marketing factors, such as celebrity talent and whether a particular exercise practice is popular at any given time. For this reason, the Acacia brand tends to be focused on the largest of Acorn’s territories, the North American market, making it more of a specialty line in the United Kingdom and other international territories. As discussed further below in the section entitled “New Initiatives,” Acorn UK manages Acorn’s international distribution of available programming.

In 2011, Acorn released twelve Acacia branded DVD titles in North America and eleven Acacia branded DVD titles in the United Kingdom and internationally. During the three-month period ended March 31, 2012, Acorn released one Acacia branded DVD title in North America and one Acacia branded DVD title in the UK and internationally.

Athena

Acorn’s newest brand, Athena, was launched in 2009 as an outgrowth of Acorn’s experience releasing documentary programming. Drawing from many of the same program suppliers who supply content for the Acorn line, Athena collects multi-episode documentary series that have high educational and entertainment values, covering a range of subjects ranging from Western art to world religions to poetry to mythology to ethics. Home video products are supplemented by booklets created by Acorn and intended to enhance the viewing experience and promote further discussion and engagement with the subject matter. As with Acorn, Athena programming is licensed from third parties, typically for seven-year periods. Acorn believes that its acquisition costs are generally lower for Athena because there is less competition for documentary programming.

Including anticipated 2012 releases, the Athena library includes 60 titles. Key titles in this library include:

Playing Shakespeare
The Story of Math
The Adventure of English
The Bill Moyers Collection
The Joseph Campbell Collection

The Athena brand has only launched in North America, though a few Athena titles have been released in other territories under the Acorn label. In North America, 16 new Athena titles were released in 2011, four were released during the three-month period ended March 31, 2012, and 16 are scheduled for release during the remainder of fiscal 2012. There is no stand-alone direct marketing effort for the Athena brand, but titles released in this line are promoted in the Acorn catalog and on the Acorn website.

Brand Summary

The table below shows the breakout of Acorn’s revenue by brand for the fiscal year ended December 31, 2011 and the three-month period ended March 31, 2012 (in millions).

Brand	Three Months Ended March 31, 2012	Twelve Months Ended December 31, 2011
Acorn	$15.1	$69.2
Acacia	$3.8	$13.1
Athena	$0.4	$1.4
Total	$19.3	$83.7

Strategic Plan

All of Acorn’s operational activities are guided by five core values that inform Acorn’s culture in all of its territories. The five core values are:

•	Absolute integrity
•	Respect for people
•	Hard work
•	Continuous renewal
•	Service to the customer

Acorn strategy follows three core guidelines: (1) to optimize the distribution of its programs through all media and retail platforms; (2) to capture a greater share of the market through strategic program acquisitions and the licensing and ownership of all relevant rights; and (3) to increase and deepen its direct relations with end customers. In order to implement these strategic guidelines, Acorn management has identified five company-wide initiatives in 2012:

Retail.  As evidenced by the recent bankruptcy of Borders Books and Music and reductions in selling space allocated to music and video products in other national retail chains such as Target, securing shelf space in bricks-and-mortar retail outlets has become more difficult and competitive. Acorn is responding by (1) targeting its marketing efforts to support specific retail placements and customers, and (2) more actively managing the retail footprint for Acorn videos by customizing product configurations and managing windowing strategies cooperatively with retailers.

Programming.  As a strategy to optimize sales of Acorn’s library of existing programs, Acorn is working on a three-year plan to identify and create re-release opportunities for as many titles as possible, for example in new boxed set configurations, in Blu-ray DVD, and in specially priced and packaged editions targeted to specific retailers. Acorn believes that one of its competitive advantages is its ability to re-release its classic titles in updated editions that often have sales that can outperform new releases, as was the case with Brideshead Revisited and Tinker, Tailor, Soldier Spy. In order to grow the value of its program library, Acorn intends to continue to actively pursue the acquisition of long-running franchises, license broader rights in existing and new programs to secure digital distribution and TV broadcast and seek additional opportunities to acquire underlying intellectual property rights.

Direct-to-consumer.  Acorn believes that a major competitive distinction for Acorn has been its direct-to-consumer operation that has been operating for more than ten years. As brick-and-mortar resellers have seen their business model come under increasing pressure, Acorn has steadily and systematically sought to hone its own retail sales efforts to cultivate a direct relationship with its most loyal customers. Acorn intends to strengthen this effort in 2012 through an increased focus and spending on Internet marketing, improvement of its e-commerce platforms (including a mobile site), and development of more price-competitive offers. In addition, Acorn expects to develop more promotional links between Acorn TV (described below) and its e-commerce platform.

Digital Strategy.  Acorn’s strategy with regard to digital distribution of programming is to replicate its model of distribution in physical media content across wholesale and direct-to-consumer channels on all digital platforms. This entails developing pricing and windowing strategy for digital rights to optimize the use of black-out periods, exclusivity arrangements and pricing. As Acorn fine-tunes these strategies, it will seek to work closely with retailers and program suppliers to ensure their full cooperation. Acorn TV, one of Acorn’s digital initiatives, will continue to be developed as a premium digital channel for British drama and mystery programming.

Cost Management.  In 2009, Acorn instituted a major initiative to analyze and reduce its cost structure to improve gross margins. In 2012, in addition to pursuing integration synergies with Image, Acorn intends to focus this effort on its balance sheet, where it intends to seek improvements in cash management, inventory management, investment write-offs, and more active management of all balance sheet-related operations.

New Initiatives

Acorn TV

Acorn TV was launched in 2011 as a streaming channel for viewers in North America to enjoy high quality British mystery and drama programming. Using digital delivery technology, this service currently offers selected Acorn titles to subscribers on computers, iPads, iPhones and other portable devices with a browser. The emphasis in the early stages of the channel is on developing new server platforms and viewer applications to expand access to Acorn TV through new devices, as well as on establishing new partnerships to increase consumer awareness of Acorn TV as the primary destination for British mystery and drama programming.

Production and Rights Management

In 2010, Acorn acquired certain programming assets of the United Kingdom companies that owned and produced one of Acorn’s key franchise titles, Foyle’s War. In connection with this purchase, Acorn also acquired certain interests in the production and development slate of Eleventh Hour Films, a company run by Foyle’s War co-creator and producer, Jill Green.

On February 29, 2012, Acorn, through a subsidiary, completed the acquisition of a 64% interest in ACL, which owns most of the literary and media rights to the works of author Agatha Christie. Some properties are owned by individual family members and other third parties, such as the stage production of Mousetrap, Hickory Dickory Dock, and the upmarket women’s fiction titles penned by Christie under the pseudonym Mary Westmacott (though ACL acts as agent for the latter two literary properties). Members of the Agatha Christie family retain a 36% interest in ACL and, pursuant to a stockholders’ agreement with Acorn’s subsidiary, have the power to appoint an equal number of ACL’s directors as Acorn’s subsidiary. In the event of a deadlock among ACL’s directors, the chairman of ACL’s board of directors, who is selected by a majority of the directors elected by stockholders who are members of the Agatha Christie family, has a second or “casting” vote. As a result of these arrangements, despite holding a minority of the economic interest in ACL, the Agatha Christie family retains control over the business and affairs of ACL. Acorn has established a wholly-owned subsidiary, Acorn Productions Limited, or APL, in London to operate this business.

Agatha Christie wrote 80 novels, 19 plays, and over 70 short stories, with an estimated two billion copies having been sold worldwide. Approximately four million books are sold each year. ACL revenue is principally generated from (i) television co-productions with ITV in the United Kingdom (for which Acorn is already the principal home video distributor in the US through its releases of Poirot and Miss Marple), (ii) publishing, and (iii) partworks (the serialization of literary works sold chiefly at newsstands). In December 2011, ACL completed a new output deal with ITV to deliver eight new Agatha Christie films (five Poirot and three Miss Marple).

Broadcast and International

In addition to the production and rights management activities described above, Acorn is seeking to expand its rights holdings beyond traditional home video to license more programs with worldwide distribution rights or territory-specific broadcast (TV and cable) rights. Acorn is pursuing these activities for two principal reasons, first as a marketing tool and second as a new profit center. An example of the former is the popular British series George Gently. Acorn acquired TV broadcast rights to George Gently in the United States in order to increase audience awareness of and loyalty to a series that U.S. audiences might otherwise have ignored.

Acorn believes that it will be able to continue leveraging the acquisition of home media rights to acquire broader distribution rights such as international television and home video. In the case of Foyle’s War and all Acacia programming, Acorn controls all of the distribution rights. Acorn UK has set up an international sales department to manage the licensing of these rights worldwide, and it is expected that this capacity will in turn enable Acorn to increase its leverage in the program acquisition marketplace.

Acorn Operations and Facilities

Acorn currently employs 87 full time and three part time employees.

Acorn’s headquarters are located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland, and Acorn maintains offices in Stillwater, Minnesota, London, England and Surry Hills, New South Wales, Australia. All office space is leased at market rates, with varying terms and expiration dates. Acorn outsources all of its warehouse, replication, printing, call center, fulfillment, and shipping operations, with work letters or other service agreements governing each relationship. By leasing office space and outsourcing critical functions, Acorn can and does negotiate competitive pricing to minimize its fixed costs and stay at or below market rates.

Trademarks

Acorn owns various trademarks associated with its company name and brands, including two registrations in the US for Acorn that encompass words, design, and a descriptive line, and multiple registrations for Acacia and Athena. Multiple formulations of the Acorn name are also registered in the United Kingdom. Additionally, Acorn owns several trademarks associated with its fitness programming.

Through its Acacia original production activities and recent acquisitions, Acorn owns the copyright in 76 fitness programs and Acorn recently acquired the copyright in 21 Foyle’s War episodes. ACL owns the copyrights associated with most of the works of Agatha Christie.

Competition

Acorn competes in the entertainment and media environment for viewers’ attention and discretionary spending against all other forms of screen-based entertainment, including, without limitation, broadcast and cable TV, video games, Internet browsing, tablet e-books and video, and other forms of audio-visual programming delivered to computers, mobile devices, and other devices. The programming that Acorn’s customers purchase is programming that they have seen on television, in web or catalog marketing, in editorial coverage in print publications or on radio, on store shelves or e-commerce sites, or have otherwise heard about by word of mouth. Additionally, Acorn competes with other distribution companies to secure content in a wide variety of formats. Acorn also competes for shelf space for its products in retail stores.

Within the British television market that is the Acorn brand specialty, Acorn enjoys a prominent position. Acorn believes that there are only two or three active home video distribution companies that from time to time compete for the same titles that Acorn seeks to license, which include the home video distribution arms of the BBC and PBS. These competitors also operate direct-to-consumer catalogs with proprietary and third-party video and, in the case of the BBC, gift merchandise. There are many direct marketers who compete with the Acorn catalog in the selling of gift merchandise.

In the Acacia product line, there is more competition from long-established providers of fitness video, including Starz, LionsGate, and Gaiam, along with many smaller marketing-driven entities that launch products around particular talent or exercise equipment. This competitive challenge is to some degree counterbalanced by Acorn’s ability to produce and exclusively own its Acacia programming. There are also approximately ten competitors that offer catalogs specializing in the kinds of apparel, décor, and personal items similar to those which Acacia offers, including Soft Surroundings, J.Jill, and Sundance.

In the United Kingdom, Acorn UK faces greater competition for its Acorn-branded programming, which is mainstream programming in the United Kingdom market. Nevertheless, Acorn UK gives significant focus to classic titles that appeal to slightly older audiences, which Acorn believes creates a competitive advantage for the Acorn brand.

Maintaining Acorn’s competitive advantages depend on its ability to (1) stay focused on its vision to serve audiences that mainstream media outlets do not serve well, (2) support the development of the Acorn brand as the preferred source for British mystery and drama programming, and (3) carefully select products for their high perceived value and “classic” characteristics that ensure long commercial lives.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Acorn is a leading independent distributor of high-quality video products and complementary merchandise in the North American, United Kingdom, and Australian markets. Its products are marketed via both wholesale and proprietary direct-to-consumer channels. Acorn caters to consumers with an interest in entertainment, health and wellness, and life-long learning through its three brands: Acorn, Acacia and Athena. The principal generator of sales and net revenues for Acorn is the distribution of British mystery and drama television programs in the home consumer market. For the three-month period ended March 31, 2012, 73% of total net revenue was generated from the sales of media content and 27% originated from complementary merchandise and other products. Similarly, for the fiscal year ended December 31, 2011, 76% of total net revenue was derived from the sales of media content and 24% from complementary merchandise and other products.

Acorn operates in three territories, North America, the United Kingdom and Europe, and Australia. Acorn licenses or produces programming for distribution in its three principal territories in various formats including DVD, Blu-ray, digital (streaming and download-to-own), and broadcast (including cable and satellite).

Acorn markets its products through a multi-channel strategy, carefully coordinating proprietary direct-to-consumer outlets such as e-commerce sites, direct-response marketing, digital streaming through Acorn TV, and catalogs, with distribution through third-party outlets such as retailers, and digital and broadcast partners. Management analyzes the performance of each of Acorn’s territories and sales channels (wholesale and direct-to-consumer). This is relevant, for example, in understanding that while profit margins in the direct-to-consumer channel of Acorn’s business are lower than in the proprietary home video channel, direct-to-consumer is a key component of brand marketing and customer retention.

Revenue Sources

By Brand

The Acorn brand, the most developed within Acorn, generates video revenue in North America, the U.K. and Australia, and merchandise revenue in North America and the U.K., where Acorn manages proprietary direct-to-consumer channels. In recent years, Acorn has also started to generate and rapidly grow digital video and broadcast revenues. Acorn branded product accounted for 79% of consolidated net revenue for the three-month period ended March 31, 2012, 81% in fiscal 2011 and 80% in fiscal 2010.

Acorn manages Acacia as a North American brand, but Acacia generates some additional revenues in international markets. In North America, Acacia generates video and merchandise revenue from its proprietary direct-to-consumer channel and wholesale outlets. In international territories, Acacia generates video and broadcast sales from wholesale outlets in the U.K. and Germany and from licensing arrangements in other countries. Acacia brand sales accounted for 18% of consolidated net revenue for the three-month period ended March 31, 2012, 16% of consolidated net revenue in fiscal 2011 and 17% in fiscal 2010.

Athena, Acorn’s newest brand, does not currently have a proprietary direct-to-consumer outlet, or an international distribution footprint. Currently, it generates video revenue in North America accounting for 3% of consolidated net revenue for each of the three-month period ended March 31, 2012, fiscal 2011 and 2010.

By Territory

Acorn’s three principal territories accounted for consolidated net revenue in the following proportions during the three-month period ended March 31, 2012: North America 78%; UK (and international) 19%;

Australia 3%. In fiscal 2011: North America 79%; UK (and international) 18%; Australia 3%. In fiscal 2010, the corresponding percentages were North America 78%; UK (and international) 18%; Australia 4%.

By Sales Channel

Acorn revenue across all brands and territories is generated by sales either to the wholesale trade or directly to end consumers. For the three month period ended March 31, 2012 and for fiscal 2011, 59% of net revenue was generated through wholesale channels, 56% through physical distribution, 3% in digital and broadcast channels and 41% through proprietary direct-to-consumer channels. In fiscal 2010, the corresponding figures were 57% for wholesale and 43% for direct-to-consumer.

A growing component of Acorn revenue is sales of digital media, which includes purchases of digital programming for viewing or owning as well as subscription streaming. For the three month period ended March 31, 2012, digital media sales were approximately $600,000. In fiscal 2011, digital media sales reached approximately $1.9 million, compared to $236,000 in fiscal 2010.

Cost Structure

There are four main components to Acorn’s cost of goods sold: media content acquisition (paid generally as royalties), DVD manufacturing, third-party merchandise for direct-to-consumer sales, and fulfillment and freight. The relative proportions of these components to consolidated net revenue for the three months ended March 31, 2012 were as follows: Royalties 13%; Manufacturing 9%; Third-party merchandise 11%; and Fulfillment and freight 11%. In each of the past two fiscal years, the relative proportions of these components are as follows: Royalties (14% in fiscal 2011 and 13% in fiscal 2010); Manufacturing (9% in fiscal 2011 and 10% in fiscal 2010); Third-party merchandise (12% in fiscal 2011 and 2010); and Fulfillment and freight (10% in each of fiscal 2011 and 2010).

Royalty obligations are generally incurred at the time when Acorn licenses exclusive rights from content providers and are expensed through sales of the finished product according to a fixed percentage. Some portion of the anticipated royalties are usually paid in advance, and that advance is recouped first, with royalties thereafter paid to the program’s owner on a quarterly basis, generally 45 days after the quarter in which Acorn books actual receipts for that program.

Other key costs that Acorn incurs on a regular basis are Sales and Marketing (17% of net revenue for the three month period ended March 31, 2012, 21% in fiscal 2011 and 20% in fiscal 2010) and Operating and General and Administrative (21% of net revenue for the three month period ended March 31, 2012, 20% in fiscal 2011 and 18.5% in fiscal 2010).

In the three month period ended March 31, 2012, Acorn incurred approximately $940,000 in one-time, non-recurring costs, $442,000 for services in connection with business combination matters and $498,000 in non-cash stock options awarded during the period. In fiscal 2011, Acorn incurred approximately $1.2 million in non-recurring costs, approximately $900,000 of which was for legal and other advisory services in connection with business combination matters, and the balance mainly attributable to Acorn’s acquisition expenses in connection with ACL.

Industry-wide Factors

According to The Digital Entertainment Group (DEG), consumer home entertainment spending in calendar 2011 declined only 2% from calendar year 2010 compared to the estimated decrease of 9% for box office receipts during the same period. Overall consumer home entertainment spending in the second half of calendar year 2011 increased approximately 1% compared to the first half, primarily due to the strong third quarter in which consumer spending increased 5%, the first quarterly consumer spending increase since 2008. This trend continued in the first quarter of calendar 2012 with a 2.5% increase over the same quarter in calendar 2011.

While combined spending on DVD and Blu-ray was down slightly in calendar 2011 compared to 2010, digital spending, including electronic sell through (EST), video on demand (VOD) and subscription streaming increased 51% to $3.4 billion. Similarly, while consumer spending on packaged goods in the first quarter of calendar 2012 was essentially flat compared with the first quarter of calendar 2011, spending on digital, specifically subscription streaming, more than doubled according to DEG.

DEG also reported that consumers purchased more than 27 million high-definition television (or HDTV) sets during 2011, bringing the number of HDTV households to more than 74.5 million. An additional 6.5 million HDTVs were sold in the first quarter of calendar 2012, bringing the number of HDTV households to more than 77.6 million.

The IHS Screen Digest (IHS), incorporating Adams Media Research, reported that consumer spending to purchase and rent discs was approximately 84% of total home entertainment consumer spending in 2011 and projects that consumer spending will only decline to 70% of total home entertainment consumer spending by 2015. Further, IHS mentioned that consumer spending on discs is beginning to stabilize and estimates an approximate drop of 2.6% in 2012 before leveling out.

According to PricewaterhouseCoopers LLP’s Global Entertainment and Media Outlook: 2012 – 2016, issued June 2012, consumer spending for the overall home video segment in the U.S. is projected to decline at a 1.2% compound annual rate over the 2012 – 2016 period to approximately $18 billion in 2016. While the decline in consumer spending on physical home video continues, although at a lower percentage than in past years, it is substantially offset by the increase in consumer spending on electronic home video. Consumer spending on electronic distribution, primarily from downloading and streaming, is projected to increase at a compound annual rate of 12.1% over the 2012 – 2016 period as a result of growth in existing services (e.g. Netflix, Apple, Microsoft, etc.), augmented with new download service providers, growth in video-friendly hardware (e.g. tablets) and growing consumer acceptance of digital lockers.

IBIS World, the world’s largest independent publisher of U.S. industry research, issued a report in April 2012, titled Movie & Video Distribution in the US. The report contends that, although revenues in the movie and video distribution industry declined at an average rate of 2.6% over the past five years, revenues are forecasted to increase at an average rate of 1.9% per year to $2.1 billion over the next five years through 2017 as digital distribution continues to grow. Additionally, the report predicts that profit for the home video industry will increase at a faster rate than revenues over the next five years as digital distribution methods become more cost efficient.

Acorn’s main content genre, British mystery and drama, has been a stable market niche in North America for decades, but is currently experiencing a period of renewed interest. The PBS-ITV series Downton Abbey, the second series of which was broadcast in the United States in early 2012, is the most-watched title in the 40-year history of Masterpiece Theatre, attracting a cumulative audience of 17 million, according to WGBH Boston. Recent remakes of Tinker, Tailor, Soldier, Spy and Upstairs, Downstairs (both of which are distributed in North America by Acorn in their original 1970s era productions) are other indicators of renewed interest in classic British drama.

Critical Accounting Policies

Acorn prepared its consolidated financial statements in conformity with GAAP. Underlying these statements are certain assumptions, judgments, and estimates that can have a material impact on the financial condition and operating performance of Acorn and on the comparability of such information over different reporting periods. Note 2 to Acorn’s consolidated financial statements included in this joint proxy statement provides a comprehensive summary of significant accounting policies and methods used in the preparation of Acorn’s consolidated financial statements. Below are those accounting policies that Acorn believes are material to a full understanding of its financial statements.

Inventory.  Inventory consists of DVD finished goods, packaging materials for DVDs, and third-party finished goods sold through Acorn’s catalogs and web sites. Inventory is reported at the lower of cost (using the first-in, first-out method) or market value. Acorn evaluates its inventory at the end of each reporting period by considering the level of inventory on hand and recent and projected sales, and provides a reserve for slow-moving items and costs that management deems to be unrecoverable.

Royalty Advances.  In order to secure exclusive rights in the intellectual property that Acorn licenses or produces, royalty advances are made to content owners and, in the case of proprietary productions, to individuals, or “talent.” The advances are determined by a combination of factors, primarily competitive market forces and past history with similar products. They are capitalized on the balance sheet as pre-paid assets and recouped through retention of a contractually determined percentage of sales, after which royalties are paid to content owners, generally on a quarterly basis. Management reviews royalty advances at the end of each reporting period to determine amounts that may not be recoverable through projected sales, which are then written down.

Intangible Assets.  These amounts primarily consist of costs capitalized in connection with the production of proprietary titles (“original production costs”) and certain costs associated with the licensing and production of third-party content, such as converting original analog video masters to digital format, creating package artwork, and producing special DVD features (“product development and licensing”). Acorn amortizes these costs as a component of cost of goods sold using the income forecast method, typically with a projected sales life of five to seven years. Management reviews capitalized production and development costs for potential impairment by analyzing recent and projected sales and makes appropriate adjustments. The only other significant component of intangible assets relates to internal use software development costs associated with Acorn’s various operations. Internal use software development costs are evaluated for potential impairment if there are indicators that such costs may no longer be recoverable.

Revenue Recognition and Reserves for Returns.  Net sales consist of revenues from the sale of Acorn’s DVDs and other third-party finished products. Acorn provides its customers with certain rights to return purchased products. Revenue is generally recognized when the product is shipped and title passes to the customer, provided also that the selling price is fixed, amounts due are not contingent upon the resale of the products and are probable of collection, and future returns are reasonably estimable. As of the end of each reporting period, management estimates the value of future product returns. In developing their estimates, management considers the volume and timing of sales and historical return rates, known or anticipated changes in customer behavior, general and industry specific economic trends, among other factors. The reserve for future returns is then generally determined as an estimated percentage of recorded sales. Management’s estimates of the timing and volume of future product returns is subject to uncertainty. The volume and timing of future returns can be significantly impacted by general and regional economic factors, changes in customer preferences, behavior and practices of wholesale customers, lack of success with product and promotion efforts, among many others. As a result, the actual volume and timing of future returns could vary from management’s estimates and result in the reduction of future revenues and earnings.

New Accounting Pronouncements

During May 2011, FASB issued Accounting Standards Update, or ASU, No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” ASU No. 2011-04 changes certain fair value measurement principles and enhances certain fair value disclosure requirements, particularly for Level 3 measurements. ASU No. 2011-04 is effective for annual periods beginning after December 15, 2011. Acorn does not believe that the adoption of ASU No. 2011-04 will have a material effect on its consolidated financial statements.

In September 2011, the FASB issued an update to the guidance related to goodwill impairment testing. The updated guidance gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If a company concludes that this is the case, it must perform the two-step test. Otherwise, the two-step goodwill impairment test is not required. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. Acorn is currently evaluating the impact, if any, of this new guidance on its consolidated financial statements.

Results of Operations

	As of and for the Years Ended December 31,			For the Three Month Periods Ended March 31, (Unaudited)
	2011	2010	2009	2012	2011
	($ In Thousands)
Net revenue	83,712	82,556	78,649	19,345	17,452
Cost of goods sold	40,695	39,516	38,062	9,158	7,016
Gross profit	43,018	43,040	40,586	10,188	10,436
Expenses:
Sales and marketing costs	17,250	16,270	17,533	3,321	3,024
Other operating costs	1,008	831	1,260	228	208
Overhead, general and administrative costs	15,722	14,434	13,512	4,006	2,817
Total expenses	33,981	31,535	32,305	7,555	6,049
Income (loss) from operations	9,037	11,505	8,282	2,633	4,386
Interest and other income (expense)	(86)	(121)	186	71	117
Equity in the income/(loss) of equity method investee	0	0	0	412	0
Income (loss) before income taxes and noncontrolling interest	8,951	11,384	8,468	3,115	4,503
Income tax expense	843	761	461	231	112
Net (income) loss attributable to noncontrolling interest	(265)	(217)	(141)	(134)	(134)
Net income (loss) attributable to Acorn Media Group, Inc.	7,843	10,406	7,866	2,750	4,258
Foreign currency translation adjustment	(96)	(143)	366	44	181
Total other comprehensive income	8,012	10,481	8,373	2,928	4,572
Other comprehensive income applicable to non-controlling interest	254	200	184	153	155
Comprehensive income attributable to Acorn Media Group, Inc.	7,758	10,281	8,189	2,776	4,417

Three Month Period Ended March 31, 2012 Compared to Three Month Period Ended March 31, 2011

Net Revenues.   Acorn’s consolidated net revenues were $19,345,000 in the first quarter of fiscal 2012, compared to $17,452,000 in the first quarter of fiscal 2011, an increase of 10.8%. This increase is mainly attributable to increased sales from Acorn's North American direct-to-consumer operation, which was $6,095,000 in the first quarter of fiscal 2012 and $4,343,000 in the first quarter of fiscal 2011.

Cost of goods sold.   Consolidated cost of goods sold in the first quarter of fiscal 2012 totaled $9,158,000, compared to $7,016,000 in fiscal 2011, or an increase of 30.5%. Net revenues in the same period increased 10.8%, resulting in a reduction of gross profit margin percentage to 52.7% in the first quarter of fiscal 2012 from 59.8% in the first quarter of fiscal 2011. This reduction is mainly from a higher proportion of third-party merchandise sales through Acorn's direct-to-consumer channel, which generates lower gross profit margins than sales of proprietary products. Manufacturing costs were 10.0% of associated revenue in both the first quarter of fiscal 2012 and the first quarter of fiscal 2011. Royalty expense was 11.7% of net revenue in the first quarter of fiscal 2012 and 10.6% in the first quarter of fiscal 2011. This increase is mainly attributable to royalty costs associated with TV broadcast revenue and digital distribution revenue, where higher royalties are standard industry practice owing to the cost structures of these non-physical forms of media distribution. The cost of third-party merchandise sold through Acorn’s direct marketing channels was 24.3% of associated net revenue in the first quarter of fiscal 2012 and 16.2% in the first quarter of fiscal 2011. This increase is attributable to the acceleration of inventory acquisition needed to keep pace with actual and projected demand. The fourth major component of cost of goods sold, freight and fulfillment, was $2,066,000 in the first quarter of fiscal 2012 and $1,583,000 in the first quarter of fiscal 2011. Again, this reflects increased sales demand and associated costs in Acorn's direct-to-consumer operation.

Selling expenses.   Sales and marketing expenses in the first quarter of fiscal 2012 were $3,321,000, compared to $3,024,000 in the first quarter of fiscal 2011, or 17.2% of net revenue in the fiscal 2012 period and 17.3% in the fiscal 2011 period. Within this expense category, Acorn invested an additional $416,000 in website marketing and production compared to the prior year quarter, mostly associated with ramping up the Acorn TV operation.

General and administrative.   Total general and administrative and overhead costs (inclusive of non-recurring costs) were $4,006,000 in the first quarter of fiscal 2012 and $2,817,000 in the first quarter of fiscal 2011. The $1,189,000 increase is primarily attributable to non-recurring costs associated with business combination matters of $442,000 and a $499,000 charge related to nonqualified stock options awarded to a company executive during the first quarter of fiscal 2012 that had no impact on cash. The remaining $248,000 year-over-year increases for the quarter were in a variety of expense categories including labor, consulting and travel. Excluding the non-recurring costs and non-cash charge for the issuance of the options, total general and administrative and overhead costs were 15.8% of net revenue in the first quarter of fiscal 2012 compared to 16.1% in the first quarter of fiscal 2011.

Tax provision.   Taxes incurred by Acorn in the first quarter of 2012 were $233,000 compared to $112,000 for the prior year quarter. Taxes for both quarters were attributable to subsidiary operations in the United Kingdom and Australia. As a subchapter S corporation, Acorn’s United States tax obligations flow through to individual shareholders, who receive quarterly shareholder distributions for this purpose.

Net income.   Net income in the first quarter of fiscal 2012 was $2,776,000 compared to $4,417,000 in the first quarter of fiscal 2011 or a negative variance of $1,641,000. This result was primarily attributable to the non-recurring organizational costs, charge for the non-cash stock option and additional website marketing and production investments discussed above and to the mix of direct-to-consumer sales to overall sales, which increased relative to sales in the first quarter of fiscal 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues.  Acorn’s consolidated net revenues were $83,712,000 in fiscal 2011 and $82,556,000 in fiscal 2010, an increase of 1.4%. This increase is mainly attributable to improved sales in the Acorn line of proprietary video titles, where gross sales (before returns and allowances) increased by $5,657,000 (or 10.1%) in that period. This increase in gross sales was attributable to a strong release slate in the United States, led by Acorn’s new edition of the classic British drama Upstairs, Downstairs. Consolidated net revenue did not increase proportionately to this increase in gross revenue due to a higher volume of product returns in fiscal 2011. Across Acorn’s other brands, fiscal 2011 net revenue did not change materially compared to fiscal 2010.

Cost of goods sold.  Consolidated cost of goods sold in fiscal year 2011 were $40,695,000 compared to $39,516,000 in fiscal 2010, an increase of 3.0%. Net revenues in the same period increased 1.4%, resulting in a slight reduction of gross profit margin, which was 51.4% in fiscal 2011 and 52.1% in fiscal 2010. This reduction is mainly attributable to higher royalty costs, cost of third-party merchandise, and amortization of costs associated with the acquisition of Foyle’s War. Manufacturing costs were 11.4% of associated revenue in fiscal 2011 and 13.0% of associated revenue in fiscal 2010, attributable to improved terms with Acorn’s DVD replicators. Royalty expense was 12.9% of net revenue in fiscal 2011 and 12.1% in fiscal 2010. Third-party merchandise sold through Acorn’s direct marketing channels was 37.0% of associated net revenue in fiscal 2011 and 36.0% in fiscal 2010. The fourth major component of cost of goods sold was freight and fulfillment, which was $8,461,000 in fiscal 2011 and $8,474,000 in fiscal 2010.

Selling expenses.  Sales and marketing expenses in fiscal 2011 were $17,250,000 compared to $16,270,000 in fiscal 2010, or 20.6% of net revenue in fiscal 2011 and 19.7% in fiscal 2010. This is mainly attributable to increases in web marketing and advertising expenditures, and a specific direct response TV campaign that was tested as a strategy for building Acorn’s customer database.

General and administrative.  Total operating and general and administrative costs were $16,731,000 in fiscal 2011 and $15,265,000 in fiscal 2010, or 20% of net revenue in fiscal 2011 and 18.6% in fiscal 2010. Approximately half of this increase is attributable to legal and accounting expenses associated with the proposed business combination matters. Other factors contributing to this increase were legal expenses associated with Acorn’s acquisition of an interest in ACL, and increased labor costs at Acorn.

Tax provision.  Taxes paid by Acorn in fiscal 2011 were attributable to subsidiary operations in the United Kingdom and Australia, amounting to less than 1% of net revenue. As a subchapter S corporation, Acorn’s United States tax obligations flow through to individual shareholders, who receive quarterly shareholder distributions for this purpose.

Net income.  Net income in fiscal 2011 was $8,108,000 compared to $10,623,000 in fiscal 2010. This reduction was attributable to two main sources: poor results of the direct-to-consumer channel (the Acorn and Acacia catalogs) and one-time costs associated with the proposed business combination matters.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues.  Acorn’s consolidated net revenues increased 5% in fiscal 2010, from $78,649,000 in fiscal 2009 to $82,556,000 in fiscal 2010. The most significant driver of growth in net revenue was strong sales of proprietary video across all three brands, especially in the Acorn line, which increased from $52,714,000 in fiscal 2009 to $62,416,000 in fiscal 2010. Sales of third-party gifts and video declined from $32,658,000 in fiscal 2009 to $27,315,000 in fiscal 2010, which is attributable to a strategic reduction in circulation to adjust to consumer demand in the Acorn and Acacia catalogs.

Cost of goods sold.  Cost of goods sold in fiscal 2010 was $39,516,000 compared to $38,062,000 in fiscal 2009, an increase of 3.8%. Net revenues in the same period increased 5.0%, resulting in a slight improvement of gross profit margin. Gross profit margin was 52.1% in fiscal 2010, compared to 51.6% in fiscal 2009, mainly attributable to improved performance of Acorn’s direct-to-consumer and U.K. operations. Manufacturing costs were 13.0% of associated revenue in fiscal 2010 and 13.5% of associated revenue in fiscal 2009. Royalty expense was 12.1% of net revenue in fiscal 2010 compared to 10.7% in fiscal 2009, but this increase was consistent with a higher mix of video to third-party goods sold in fiscal 2010. Third-party merchandise sold through Acorn’s direct marketing channels was 36.0% of associated net revenue in fiscal 2010 and 36.8% in fiscal 2009. The fourth major component of cost of goods sold was freight and fulfillment, which was $8,474,000 in fiscal 2010 and $8,586,000 in fiscal 2009.

Selling expenses.  Sales and marketing expenses in fiscal 2010 were $16,270,000 compared to $17,533,000 in fiscal 2009. As a proportion of consolidated net revenue, this represents 19.7% in fiscal 2010 compared to 22.3% in 2009. This decrease is mainly attributable to reduced Acorn and Acacia catalog production and mailing costs due to reductions in circulation.

General and administrative.  Total operating and general and administrative costs were $15,265,000 in fiscal 2010 and $14,772,000 in fiscal 2009, or 18.6% of consolidated net revenue in fiscal 2010 and 18.1% in fiscal 2009. This is mainly attributable to across-the-board cost-saving efforts initiated in 2009 in the wake of the economic recession.

Tax provision.  Taxes paid by Acorn in fiscal 2010 were attributable to subsidiary operations in the United Kingdom and Australia, amounting to less than 1% of net revenue. As a subchapter S corporation, Acorn’s United States tax obligations flow through to individual shareholders who receive quarterly shareholder distributions.

Net income.  Net income in fiscal 2010 was $10,623,000, compared to $8,006,000 in fiscal 2009. This increase was mainly attributable to sales performance of the U.S. and U.K. video wholesale sales performance. In addition, the U.K. market achieved substantial gross profit margin improvement.

Liquidity and Capital Resources

Acorn’s capital needs arise from working capital required to fund operations, capital expenditures related to the acquisition and development of media content, development of Acorn’s digital platforms and new products, acquisitions of new businesses, replacements, expansions and improvements to Acorn’s infrastructure, and funding future growth. These capital requirements depend on numerous factors, including the rate of market acceptance of Acorn’s product offerings, Acorn’s ability to expand its customer base, the cost of ongoing upgrades to Acorn’s product offerings, the level of expenditures for sales and marketing, the level of investment in distribution systems and facilities and other factors. The timing and amount of these capital requirements are variable and Acorn cannot accurately predict them. Additionally, Acorn intends to continue to pursue opportunities to expand its media libraries, evaluate possible investments in businesses, products and technologies, and increase its sales and marketing programs and brand promotions as needed.

In February 2012, Acorn acquired a 64% interest in ACL for total purchase consideration of £13,730,000, or approximately $21,800,000, excluding direct transaction costs. Also in February, 2012, in connection with the closing of the acquisition of ACL, Acorn negotiated and closed on a new borrowing facility with its existing financial institution, SunTrust. The new facility provides for borrowings of up to $28,000,000, consisting of an $18,000,000 term loan and a $10,000,000 revolving line of credit, which replaces a previous line of credit of the same amount with the same financial institution. For outstanding borrowings on the term loan and the line of credit, Acorn may choose an interest rate based upon LIBOR or a fixed rate equal to the bank’s prime rate, both plus a margin based upon Acorn’s then-current leverage ratio. Total aggregate principal payments of approximately $4,000,000 are due in quarterly increments on the term loan over the three year term, with the remaining principal and all accrued interest due on February 28, 2015. Interest on outstanding borrowings is due monthly on the line of credit, and all amounts outstanding on the line of credit, including unpaid interest are due on February 28, 2015. Acorn’s borrowings are secured by a pledge of substantially all of its assets, and the applicable credit agreement contains various financial covenants, including covenants requiring compliance with certain financial ratios. Acorn believes that it is in compliance with all of the financial covenants under this credit agreement.

Also in connection with the acquisition of ACL, Acorn borrowed $2,700,000 from certain of its existing stockholders in the form of loans that are subordinated to the term loan and line of credit described above. The subordinated loans have no payment requirements during the term of the loans and accrue interest at a rate of 12.5% per annum. All outstanding interest and principal under the subordinated loans is due on February 28, 2015.

Cash Flows

The following table summarizes Acorn’s primary sources (uses) of cash during the periods presented:

	As of and for the Years Ended December 31,			For the Three Month Periods Ended March 31, (Unaudited)
(in thousands)	2011	2010	2009	2012	2011
Net Cash Provided by (used in):
Operating Activities	$8,687	$7,207	$1,663	$1,377	$(399)
Investing Activities	(36)	(128)	1,072	(20,906)	(22)
Financing Activities	(8,386)	(6,167)	(3,937)	21,251	1,061
Effects of rates on cash and equivalents	(231)	(268)	366	(99)	444
Net increase (decrease) in cash and equivalents	$33	$644	$(835)	$1,623	$1,085

Operating activities.  Acorn’s operating activities provided net cash of $1.4 million for the three month period ended March 31, 2012, used cash of $400,000 for the three month period ended March 31, 2011 and provided net cash during the fiscal years ending December 31, 2011, 2010 and 2009 of $8.7 million, $7.2 million, and $1.7 million, respectively.

Cash flows from operating activities for the three month period ended March 31, 2012 increased by approximately $1.8 million compared to the three month period ended March 31, 2011, from a $400,000 use of cash in the fiscal 2011 period to a $1.4 million source of cash in the fiscal 2012 period. The increase was generated primarily from favorable changes in reserves for sales and inventory of $1.1 million, increased collections of accounts receivable of $1.6 million, reduced inventory purchases of $800,000, fewer royalty advances paid of $1.9 million, the effect of non-cash stock-based compensation of approximately $500,000, and offset by reduced accounts payable and accruals of $2.6 million and a reduction in net income from the prior year of $1.5 million.

Cash flows from operating activities for the year ended December 31, 2011 increased by approximately $1.5 million compared to the same period in 2010, from $7.2 million to $8.7 million. This increase was primarily driven by favorable changes including increased collections of accounts receivable of $3.8 million, fewer royalty advances paid of $1.2 million, lower investments in production and product development of $1.2 million and partially offset by lower accounts payable and accrued expenses of $1.1 million, increased purchases of inventories of $800,000, a reduction in net income from the prior year of $2.5 million and approximately $300,000 in net uses of operating cash in various other categories.

For the year ended December 31, 2010, cash flows from operating activities increased by approximately $5.5 million compared to the year ended December 31, 2009, from $1.7 million to 7.2 million. This increase was primarily driven by favorable changes including an increase in net income from the prior year of $2.6 million, increases in accounts payable and accrued expenses of $5.6 million, increased collections of accounts receivable of $1.2 million and partially offset by increases in inventory purchases of $2.2 million, increased investments in production and product development of $1.6 million and approximately $100,000 in net uses of operating cash in various other categories.

Investing activities.  Acorn’s investing activities used net cash of $20.9 million, $22,000, $36,000 and $128,000 in the three month period ended March 31, 2012, the three month period ended March 31, 2011, the year ended December 31, 2011 and the year ended December 31, 2010, respectively, while investing activities for the year ended December 31, 2009 provided net cash of approximately $1.1 million.

The net cash used in investing activities for the three month period ended March 31, 2012 of $20.9 million was primarily attributable to the acquisition of a 64% interest in ACL for total purchase consideration and related expenses of approximately $21.9 million and was offset by a dividend received from ACL during the period in the amount of approximately $1 million. The net cash used in the three month period ended March 31, 2011 of $22,000 was from the purchases of office furniture and equipment.

The net cash used in investing activities during fiscal 2011 and 2010 of $36,000 and $128,000, respectively, was used primarily to purchase office furniture and equipment. The net cash provided by investing activities in 2009 was primarily related to the proceeds of the sale of short-term investments of $1.215 million and offset by approximately $140,000 used to purchase office furniture and equipment.

Financing activities.  Acorn’s financing activities resulted in sources of cash for the three month periods ended March 31, 2012 and 2011 of $21.25 million and $1.1 million, respectively, and uses of cash for the years ended December 31, 2011, 2010 and 2009 of $8.4 million, $6.2 million and $3.9 million, respectively.

Acorn’s net cash generated from financing activities for the three month period ended March 31, 2012 of $21.25 million resulted from the proceeds from a new, $18.0 million term loan, $2.7 million in subordinated loans from certain shareholders and $2.4 million in borrowings from Acorn’s line of credit, and were offset by $800,000 in payments on the term loan, $825,000 in loan financing fees and $265,000 in dividends that were paid to minority shareholders of Acorn UK. Net cash generated from financing activities for the three month period ended March 31, 2011 of $1.1 million were generated by $2.6 million in borrowings from Acorn’s line of credit and were offset by $1.5 million in shareholder tax distributions.

Acorn’s net cash used in financing activities during 2011 of $8.4 million was primarily related to the repayments from operating cash flow on Acorn’s line of credit of approximately $2.4 million, dividends paid to minority shareholders of Acorn UK of $112,500, shareholder tax distributions of $5.85 million, dividends paid to U.S. shareholders of $325,000, and offset by a repayment of shareholder notes from an Acorn executive of $294,000. Acorn’s net cash used in financing activities during fiscal 2010 of $6.2 million was primarily related to repayments from operating cash flow on Acorn’s line of credit of approximately $1.7 million, dividends paid to minority shareholders of $47,000, shareholder distributions of $4.7 million, and offset by a repayment of shareholder notes from an Acorn executive of $294,000. Acorn’s net cash used in financing activities during 2009 of $3.9 million was used primarily for payments of shareholder distributions of $5.9 million, and offset by net borrowings on Acorn’s line of credit of approximately $1.95 million and proceeds from repayments of shareholder notes from three Acorn executives totaling $32,000.

Acorn believes its available cash, cash expected to be generated from operations, and borrowing capabilities should be sufficient to fund its operations on both a short-term and long-term basis. However,

Acorn’s projected cash needs may change as a result of acquisitions, product development, unforeseen operational difficulties or other factors. In the normal course of Acorn’s business, it investigates, evaluates and discusses acquisition, joint venture, minority investment, strategic relationship, and other business combination opportunities. For any future investment, acquisition or joint venture opportunities, Acorn may consider using then-available liquidity or incurring additional indebtedness.

Contractual Obligations

The following table shows Acorn’s contractual obligations as of March 31, 2012:

(in thousands)	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Operating Lease Obligations	$671.9	$560.3	$87.0	$0

Off-Balance Sheet Arrangements

Acorn does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Acorn is exposed to market risk in the ordinary course of its business, including interest rates and foreign currency exchange rates.

Interest Rate Fluctuation Risk

At March 31, 2012, Acorn had outstanding borrowings on its term loan and line of credit of approximately $17.2 million and $2.5 million, respectively. At December 31, 2011 and 2010, Acorn had approximately $100,000 and $2.5 million, respectively, of outstanding borrowings on its line of credit. Acorn currently uses interest rate protection agreements to manage exposure to changes in the variable interest rate applied to outstanding borrowing on its line of credit. Effective March 24, 2009, Acorn entered into a forward starting interest rate swap agreement that effectively fixes the rate of interest on the subject borrowings at 2.65 percent. The interest rate swap has a notional amount of $5,000,000 and has a maturity date of December 1, 2012. Interest rate exposure on amounts drawn on the line of credit over $5,000,000 is primarily linked to the Prime Rate and LIBOR.

Management believes that moderate changes in the Prime Rate or LIBOR would not materially impact Acorn’s operating results or financial condition.

Foreign Exchange Rate Fluctuation Risk

The consolidated financial statements are presented in the functional and reporting currency of Acorn Media Group, Inc. which is the U.S. dollar. For the foreign subsidiaries whose functional currency is other than the U.S. dollar (the British Pound for Acorn UK and Australian Dollar for Acorn Australia), balance sheet accounts are translated into U.S. dollars at exchange rates in effect at the end of the year and income statement accounts and cash flows are translated at average monthly exchange rates. Translation gains and losses are included as a separate component of stockholders’ equity. Realized gains and losses from foreign currency denominated transactions are included in the income statement in the accompanying consolidated financial statements as a component of miscellaneous expense.

For Acorn UK and Acorn Australia, Acorn is subject to foreign exchange rate risk which could be substantial and Acorn cannot accurately predict it. For the three month periods ended March 31, 2012 and 2011 and the years ended December 31, 2011 and 2010, Acorn did not have any foreign currency exchange contracts in force. Acorn entered into a single foreign currency option agreement during 2008 which allowed Acorn to sell £750,000 at a strike price of $1.7325. This agreement expired on January 13, 2009, and Acorn exercised its option at that time. Management believes that moderate changes in foreign exchange rates will not materially affect Acorn’s operating results or financial condition.

As of March 31, 2012, December 31, 2011 and 2010, a 10% adverse change in foreign currency exchange rates versus the U.S. dollar would have decreased Acorn’s aggregate reported cash and cash equivalents by 10%, 10.1% and 10%, respectively. If average exchange rates during the three month periods ended March 31, 2012 and March 31, 2011 and the years ended December 31, 2011, 2010 and 2009 had changed unfavorably by 10%, Acorn’s consolidated net revenues reported in U.S. dollars would have decreased by 3.3%, 3.8%, 3.2%, 3.5% and 3%, respectively.

THE SPECIAL MEETING OF RLJ STOCKHOLDERS

Date, Time and Place of the RLJ Special Meeting

The special meeting of RLJ stockholders, or the RLJ special meeting, is scheduled to be held at [•] on [•], 2012, at [•] a.m., Eastern time.

Purpose of the RLJ Special Meeting

At the RLJ special meeting, RLJ stockholders will be asked to:

•	consider and act on a proposal to approve and adopt the Image merger agreement;
•	consider and act on a proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ;
•	consider and act on a proposal to approve the adjournment of the RLJ special meeting, if necessary, to permit the further solicitation of proxies because there are not sufficient votes at the RLJ special meeting to vote in favor of the approval and adoption of the Image merger agreement; and
•	transact any other business that may properly come before the RLJ special meeting or any reconvened meeting following an adjournment or postponement of the RLJ special meeting.

Record Date; Outstanding Shares Entitled to Vote

The RLJ board has fixed [•], 2012, as the record date for the RLJ special meeting. If you were a holder of record of shares of RLJ common stock at the close of business on the record date, you are entitled to vote your RLJ shares of common stock held on the record date at the RLJ special meeting.

As of the record date, there were [•] shares of RLJ common stock outstanding and entitled to vote at the RLJ special meeting.

Ownership of RLJ Shares

If your RLJ shares are registered directly in your name with RLJ’s transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those RLJ shares, the “stockholder of record.” This joint proxy statement/prospectus and the enclosed proxy card have been sent directly to you by RLJ.

If your RLJ shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of RLJ shares held in “street name.” This joint proxy statement/prospectus has been forwarded to you by your broker, bank or nominee who is considered, with respect to those RLJ shares, the stockholder of record. As the beneficial owner of RLJ shares held in street name, you have the right to direct your broker, bank or nominee how to vote your RLJ shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or the Internet.

Quorum

In order to transact business at the RLJ special meeting, a quorum of RLJ stockholders must be present. A quorum will exist if holders of a majority of the outstanding shares of RLJ common stock entitled to vote on a matter are present in person, or represented by proxy, at the RLJ special meeting. Accordingly, the presence at the RLJ special meeting, either in person or by proxy, of holders of at least [•] shares of RLJ common stock will be required to establish a quorum. If a quorum is not present, the RLJ special meeting may be adjourned, pending stockholder approval, to a later date.

Holders of shares of RLJ common stock present in person at the RLJ special meeting but not voting, and shares of RLJ common stock for which RLJ has received proxies indicating that their holders have abstained, will be counted as present at the RLJ special meeting for purposes of determining whether a quorum is established.

Vote Required

Under Nevada law and RLJ’s amended and restated articles of incorporation, the affirmative vote of the holders of at least a majority of the outstanding shares of RLJ common stock is required to approve and adopt the Image merger agreement.

The affirmative vote of the holders of at least a majority of the outstanding shares of RLJ common stock who are present at the meeting, in person or by proxy, and entitled to vote on the applicable matter is required to:

•	approve and adopt the 2012 Incentive Compensation Plan of New RLJ;
•	approve an adjournment, if any, of the RLJ special meeting; and
•	approve such other business that may properly come before the RLJ special meeting.

Because approval and adoption of the Image merger agreement requires the affirmative vote of the majority of the outstanding shares of common stock of RLJ as of the record date, if you mark “abstain” or fail to vote on the proposed merger, it will have the same effect as a vote “AGAINST” the approval and adoption of the Image merger agreement. If you mark “abstain” with respect to the proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ, it will have the same effect as a vote “AGAINST” that proposal. If you mark “abstain” with respect to the adjournment, it will have the same effect as a vote “AGAINST” that proposal. If you fail to vote in person or by proxy with respect to any RLJ shares for which you are the record owner or fail to instruct your broker or other nominee on how to vote the RLJ shares you hold in street name with respect to the 2012 Incentive Compensation Plan proposal or the adjournment proposal, your RLJ shares will not be voted, or treated as present at the RLJ special meeting and entitled to vote, on each proposal, and as such, your failure to vote or to instruct your broker or nominee how to vote will not have the effect of a “FOR” or “AGAINST” vote with respect to either proposal.

Recommendation of the RLJ Board

Proposal No. 1:  The RLJ board unanimously determined that the Image merger agreement and consummation of the transactions contemplated thereunder are advisable, fair and in the best interests of RLJ and its stockholders and unanimously approved the Image merger agreement. The RLJ board recommends that the stockholders of RLJ vote “FOR” the proposal to approve and adopt the Image merger agreement. Additional information on the recommendation of the RLJ board is set forth in “The Business Combination — Recommendation of the RLJ Board; RLJ’s Reasons for the Business Combination” beginning on page 159.

RLJ stockholders should carefully read this joint proxy statement/prospectus in its entirety for additional information concerning the Image merger agreement and the business combination. In addition, RLJ stockholders are directed to the Image merger agreement, the Image preferred stock purchase agreement and the Acorn stock purchase agreement, which are attached as Annexes A, B and C, respectively, to this joint proxy statement/prospectus and are incorporated by reference as exhibits to the registration statement of which this joint proxy statement/prospectus is a part.

Proposal No. 2:  The RLJ board unanimously determined that the 2012 Incentive Compensation Plan of New RLJ is advisable, fair and in the best interests of RLJ and its stockholders and unanimously approved the 2012 Incentive Compensation Plan of New RLJ. The RLJ board recommends that the stockholders of RLJ vote “FOR” the proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ. Additional information regarding the 2012 Incentive Compensation Plan is set forth in “New RLJ Executive Officers and Directors — 2012 Incentive Compensation Plan” beginning on page 223.

Proposal No. 3:  The RLJ board unanimously recommends that the stockholders of RLJ vote “FOR” the adjournment of the RLJ special meeting to permit further solicitation of proxies because there are not sufficient proxies at the RLJ special meeting to vote in favor of the approval and adoption of the Image merger agreement.

Voting by RLJ’s Directors, Executive Officers and Initial Stockholders

As of the record date, RLJ’s directors and executive officers and certain of their affiliates beneficially owned [•] shares of RLJ common stock entitled to vote at the RLJ special meeting. This represents approximately [•  ]% of the total votes entitled to be cast at the RLJ special meeting. Each RLJ director and executive officer and certain of their affiliates have indicated his or her present intention to vote, or cause to be voted, the shares of RLJ common stock owned by him or her for the approval and adoption of the Image merger agreement. In addition, RLJ’s initial stockholders have agreed to vote all the shares they own in favor of RLJ’s initial business combination. RLJ’s initial stockholders own 20% of RLJ’s outstanding shares of common stock.Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if RLJ’s directors, officers and initial stockholders agreed to vote their founder shares in accordance with the majority of the votes cast by RLJ’s public stockholders.

How to Vote

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please vote promptly. In order to ensure your vote is recorded, please submit your proxy or voting instructions as instructed below as soon as possible, even if you plan to attend the RLJ special meeting.

Internet.  If you are a beneficial holder of RLJ common stock, you can vote over the Internet by following the instructions included with your proxy card. If you vote over the Internet, do not return your proxy card. The availability of Internet voting for beneficial owners holding RLJ shares in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Telephone.  If you are a beneficial holder of RLJ common stock, you can vote by telephone by following the instructions included with your proxy card. You will then be prompted to enter the control number printed on your proxy card and to follow subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card. The availability of telephone voting for beneficial owners holding RLJ shares in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Mail.  You can vote by mail by simply completing, signing, dating and mailing your proxy card or voting instruction card in the postage-paid envelope included with this joint proxy statement/prospectus. In addition, all stockholders may vote in person at the special meeting. You may also be represented by another person at the meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares held in street name, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the meeting.

Attending the RLJ Special Meeting

All RLJ stockholders as of the record date may attend the RLJ special meeting. If you are a beneficial owner of RLJ shares held in street name, you may request to attend the meeting by writing to RLJ Acquisition, Inc., 3 Bethesda Metro Center, Suite 1000, Bethesda Maryland 20814, or by faxing your request to [•]. You must provide evidence of your ownership of RLJ shares, which you can obtain from your broker, banker or nominee.

Voting of Proxies

If you vote by Internet, telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your RLJ shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your RLJ shares will be voted “FOR” the approval and adoption of the Image merger agreement, “FOR” the approval and adoption of the 2012 Incentive Compensation Plan of New RLJ and “FOR” the approval of the adjournment proposal.

Voting of RLJ Shares Held in Street Name

RLJ stockholders who hold RLJ shares of RLJ common stock in a stock brokerage account or through a bank, broker or other nominee (referred to in this joint proxy statement/prospectus as “street name” stockholders) who wish to vote at the RLJ special meeting should be provided a voting instruction card by the institution that holds their RLJ shares. If this has not occurred, contact the institution that holds your RLJ shares. A number of banks and brokerage firms participate in a program that also permits stockholders whose RLJ shares are held in “street name” to direct their vote by telephone or over the Internet. If your RLJ shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these RLJ shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. The Internet and telephone proxy procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the Internet through such a program must be received by 11:59 p.m. Eastern time on [•  ], 2012. Directing the voting of your RLJ shares will not affect your right to vote in person if you decide to attend the RLJ special meeting; however, you must first obtain a signed and properly executed legal proxy from your bank, broker or other nominee to vote your RLJ shares held in “street name” at the RLJ special meeting. Requesting a legal proxy prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the Internet with respect to your RLJ shares.

Revoking your Proxy

If you are a stockholder of record you can revoke your vote at any time before your proxy is voted at the RLJ special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation to the Corporate Secretary of RLJ;
•	you can submit a revised proxy bearing a later date by Internet, telephone or mail as described above; or
•	you can attend the RLJ special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, though your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy no later than the beginning of the RLJ special meeting. If you are a beneficial owner of RLJ shares held in street name, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the RLJ special meeting if you obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the meeting.

Proxy Solicitations

RLJ is soliciting proxies for the RLJ special meeting from RLJ stockholders. RLJ will bear the cost of soliciting proxies from RLJ stockholders, except that RLJ and Image have each agreed to share equally the costs incurred in connection with the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, RLJ’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies by telephone or in-person meeting.

RLJ has also engaged the services of Morrow & Co., LLC, or Morrow, to assist in the solicitation and distribution of the proxies, for an initial fee of $12,500 plus out-of-pocket expenses. RLJ will pay Morrow an additional fee of $25,000 upon successful completion of the business combination.

RLJ will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials the beneficial owners of RLJ common stock.

Other Business

The RLJ board is not aware of any other business to be acted upon at the RLJ special meeting.

Adjournments and Postponements

Adjournments or postponements may be made for the purpose of, among other things, soliciting additional proxies. One or more adjournments may be made from time to time with the approval of a majority of the votes present in person at the RLJ special meeting or represented by proxy at the time of the vote, whether or not a quorum exists. RLJ is not required to notify stockholders of one or more adjournments if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting.

In addition, at any time prior to convening the RLJ special meeting, the RLJ special meeting may be postponed without the approval of RLJ stockholders. If postponed, RLJ will publicly announce the new meeting date.

At any adjourned or postponed meeting, RLJ may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned or postponed meeting. Proxies submitted by RLJ stockholders for use at the RLJ special meeting will be used at one or more adjournments or postponement of the meeting. References to the RLJ special meeting in this joint proxy statement/prospectus are to the RLJ special meeting as adjourned or postponed.

PROPOSAL NO. 1 — APPROVAL AND ADOPTION OF THE IMAGE MERGER AGREEMENT

As discussed in the proxy statement/prospectus, RLJ is asking its stockholders to approve and adopt the Image merger agreement. RLJ stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the Image merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part. Please see the section entitled “The Agreements — Description of the Image Merger Agreement” beginning on page 191 for additional information and a summary of certain terms of the Image merger agreement. You are urged to read carefully the entire Image merger agreement before voting on this proposal.

Approval of this proposal is a condition to the completion of the business combination. If the proposal is not approved, the business combination will not occur.

Vote Required for Approval

The Image merger agreement will be approved and adopted if the holders of at least a majority of the outstanding shares of RLJ common stock vote “FOR” this proposal.

As of the record date, RLJ’s directors and executive officers and certain of their affiliates beneficially owned [•  ] shares of RLJ common stock entitled to vote at the RLJ special meeting. This represents approximately [•  ]% of the total votes entitled to be cast at the RLJ special meeting. Each RLJ director and executive officer and certain of their affiliates have indicated his or her present intention to vote, or cause to be voted, the shares of RLJ common stock owned by him or her for the approval and adoption of the Image merger agreement. In addition, RLJ’s initial stockholders have agreed to vote their founder shares, as well as any public shares purchased during or after the offering, in favor of RLJ’s initial business combination. RLJ’s initial stockholders own 20% of RLJ’s outstanding shares of common stock. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if RLJ’s directors, officers and initial stockholders agreed to vote their founder shares in accordance with the majority of the votes cast by RLJ’s public stockholders.

Recommendation of the RLJ Board

THE RLJ BOARD UNANIMOUSLY RECOMMENDS THE RLJ STOCKHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE IMAGE MERGER AGREEMENT.

PROPOSAL NO. 2 — APPROVAL AND ADOPTION OF 2012 INCENTIVE COMPENSATION PLAN OF NEW RLJ

As discussed in the proxy statement/prospectus, the New RLJ board has adopted, and recommended that RLJ stockholders approve and adopt, the 2012 Incentive Compensation Plan of New RLJ. RLJ stockholders should read carefully this joint proxy statement/ prospectus in its entirety for more detailed information concerning the 2012 Incentive Compensation Plan of New RLJ, which is attached as Annex L to this joint proxy statement/prospectus and is incorporated by reference as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part. Please see the section entitled “New RLJ Executive Officers and Directors — 2012 Incentive Compensation Plan” beginning on page 223 for additional information and a summary of certain terms of the 2012 Incentive Compensation Plan of New RLJ. You are urged to read carefully the entire 2012 Incentive Compensation Plan of New RLJ before voting on this proposal.

Vote Required for Approval

The 2012 Incentive Compensation Plan of New RLJ will be approved and adopted if the holders of at least a majority of the outstanding shares of RLJ common stock who are present at the meeting, in person or by proxy, and entitled to vote on this proposal vote “FOR” this proposal.

Recommendation of the RLJ Board

THE RLJ BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE 2012 INCENTIVE COMPENSATION PLAN OF NEW RLJ.

PROPOSAL NO. 3 — ADJOURNMENT OF SPECIAL MEETING

RLJ is requesting the RLJ stockholders’ approval on a proposal to adjourn the RLJ special meeting, if necessary, to permit further solicitation of proxies because there are not sufficient proxies at the RLJ special meeting to vote for the approval and adoption of the Image merger agreement.

Vote Required for Approval

The vote to adjourn the RLJ special meeting, if necessary, to permit the further solicitation of proxies because there are not sufficient proxies at the RLJ special meeting to vote for the approval and adoption of the Image merger agreement will be approved if the holders of at least a majority of the outstanding shares of RLJ common stock who are present at the meeting, in person or by proxy, and entitled to vote on this proposal vote “FOR” this proposal.

Recommendation of the RLJ Board

THE RLJ BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY, TO PERMIT FURTHER SOLICITATION OF PROXIES BECAUSE THERE ARE NOT SUFFICIENT PROXIES AT THE SPECIAL MEETING TO VOTE FOR THE APPROVAL AND ADOPTION OF THE IMAGE MERGER AGREEMENT.

THE SPECIAL MEETING OF IMAGE STOCKHOLDERS

Date, Time and Place of the Image Special Meeting

The special meeting of Image stockholders, or the Image special meeting, is scheduled to be held at [•  ], Pacific time, on [•  ], 2012, at [•  ], located at [•  ].

Purpose of the Image Special Meeting

At the Image special meeting, Image stockholders will be asked to:

•	consider and act on a proposal to approve and adopt the Image merger agreement;
•	consider and act on a proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ;
•	consider and act on a proposal to adjourn the Image special meeting;
•	consider and act on a proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements of Image’s named executive officers; and
•	transact any other business that may properly come before the Image special meeting or any reconvened meeting following an adjournment or postponement of the Image special meeting.

Record Date; Outstanding Shares Entitled to Vote

The Image board has fixed [•  ], 2012, as the record date for the Image special meeting. If you were an Image stockholder at the close of business on the record date, you are entitled to vote your Image shares held on the record date at the Image special meeting.

As of the record date, there were [•  ] shares of Image common stock outstanding and entitled to vote at the Image special meeting.

Ownership of Image Shares

If your Image shares are registered directly in your name with Image’s transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those Image shares, the “stockholder of record.” This joint proxy statement/prospectus and the enclosed proxy card have been sent directly to you by Image.

If your Image shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of Image shares held in “street name.” This joint proxy statement/prospectus has been forwarded to you by your broker, bank or nominee who is considered, with respect to those Image shares, the stockholder of record. As the beneficial owner of Image shares held in street name, you have the right to direct your broker, bank or nominee how to vote your Image shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or the Internet.

Quorum

In order to transact business at the Image special meeting, a quorum of Image stockholders must be present. A quorum will exist if holders of a majority of the outstanding shares of Image common stock entitled to vote on a matter are present in person, or represented by proxy, at the Image special meeting. Accordingly, the presence at the Image special meeting, either in person or by proxy, of holders of at least [•  ] shares of Image common stock will be required to establish a quorum. If a quorum is not present, the Image special meeting may be adjourned, pending stockholder approval, to a later date.

Holders of shares of Image common stock present in person at the Image special meeting but not voting, and shares of Image common stock for which Image has received proxies indicating that their holders have abstained, will be counted as present at the Image special meeting for purposes of determining whether a quorum is established.

Vote Required

Under Delaware law, the affirmative vote of the holders of at least a majority of the outstanding shares of Image common stock is required to approve and adopt the Image merger agreement.

The affirmative vote of the holders of at least a majority of the outstanding shares of Image common stock who are present at the meeting, in person or by proxy, and entitled to vote on the applicable matter is required to:

•	approve and adopt the 2012 Incentive Compensation Plan of New RLJ;
•	approve an adjournment, if any, of the Image special meeting;
•	approve on a non-binding, advisory basis, the merger-related compensation arrangements of Image’s named executive officers; and
•	approve such other business that may properly come before the Image special meeting.

Because approval and adoption of the Image merger agreement requires the affirmative vote of the majority of the outstanding shares of common stock of Image as of the record date, if you mark “abstain” or fail to vote on the proposed merger, it will have the same effect as a vote “AGAINST” the approval and adoption of the Image merger agreement. If you mark “abstain” with respect to the proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ, the adjournment or the non-binding, advisory proposal regarding approval of the merger-related executive compensation arrangements, it will have the same effect as a vote “AGAINST” those proposals. If you fail to vote in person or by proxy with respect to any Image shares for which you are the record owner or fail to instruct your broker or other nominee on how to vote the Image shares you hold in street name with respect to the 2012 Incentive Compensation Plan proposal, the adjournment proposal or the non-binding, advisory proposal regarding approval of the merger-related executive compensation arrangements, your Image shares will not be voted, and as such, your failure to vote or to instruct your broker or nominee how to vote will not have the effect of a “FOR” or “AGAINST” vote with respect to those proposals.

The JH Entities own approximately 70% of the outstanding shares of Image common stock, and therefore have enough shares to approve and adopt the Image merger agreement and the Image merger without the vote of any other Image stockholder.

Recommendation of the Image Board

Proposal No. 1:  The Image board unanimously determined that the Image merger agreement and consummation of the transactions contemplated thereby are advisable, fair and in the best interests of Image and its stockholders and unanimously approved the Image merger agreement. The Image board recommends that the stockholders of Image vote “FOR” the proposal to approve and adopt the Image merger agreement. Additional information on the recommendation of the Image board is set forth in “The Business Combination — Recommendation of the Image Board; Image’s Reasons for the Business Combination” beginning on page 162.

Image stockholders should carefully read this joint proxy statement/prospectus in its entirety for additional information concerning the Image merger agreement and the business combination. In addition, Image stockholders are directed to the Image merger agreement, the Image preferred stock purchase agreement and the Acorn stock purchase agreement, which are attached as Annexes A, B and C, respectively, to this joint proxy statement/prospectus and are incorporated by reference as exhibits to the registration statement of which this joint proxy statement/prospectus is a part.

Proposal No. 2:  The RLJ board unanimously determined that the 2012 Incentive Compensation Plan of new RLJ is advisable, fair and in the best interests of RLJ and its stockholders and unanimously approved the 2012 Incentive Compensation Plan of New RLJ. The Image board recommends that the stockholders of Image vote “FOR” the proposal to approve and adopt the 2012 Incentive Compensation Plan of New RLJ. Additional information regarding the 2012 Incentive Compensation Plan of New RLJ is set forth in “New RLJ Executive Officers and Directors — 2012 Incentive Compensation Plan” beginning on page 223.

Proposal No. 3:  The Image board unanimously recommends that the stockholders of Image vote “FOR” the adjournment of the Image special meeting, if necessary, to permit further solicitation of proxies because there are not sufficient proxies at the Image special meeting to vote in favor of the approval and adoption of the Image merger agreement.

Proposal No. 4:  The Image board unanimously recommends that the stockholders of Image vote “FOR” the proposal to approve, on a non-binding, advisory basis, the merger-related compensation arrangements of Image’s named executive officers.

Voting by Image’s Directors and Officers and the JH Entities

As of the record date, Image’s directors and executive officers and certain of their affiliates beneficially owned [•  ] shares of Image common stock entitled to vote at the Image special meeting. This represents approximately [•  ]% of the total votes entitled to be cast at the Image special meeting. Each Image director and executive officer and certain of their affiliates have indicated his or her present intention to vote, or cause to be voted, the shares of Image common stock owned by him or her for the approval and adoption of the Image merger agreement. Pursuant to the support agreement, each of the JH Entities has agreed to vote its shares of Image common stock in favor of the proposal to approve and adopt the Image merger agreement. The JH Entities own approximately 70% of the outstanding shares of Image common stock, and therefore have enough shares to approve and adopt the Image merger agreement and the Image merger without the vote of any other Image stockholder.

How to Vote

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please vote promptly. In order to ensure your vote is recorded, please submit your proxy or voting instructions as instructed below as soon as possible, even if you plan to attend the Image special meeting.

Internet.  You can vote over the Internet by following the instructions included with your proxy card. If you vote over the Internet, do not return your proxy card. The availability of Internet voting for beneficial owners holding Image shares in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Telephone.  You can vote by telephone by following the instructions included with your proxy card. You will then be prompted to enter the control number printed on your proxy card and to follow subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card. The availability of telephone voting for beneficial owners holding Image shares in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Mail.  You can vote by mail by simply completing, signing, dating and mailing your proxy card or voting instruction card in the postage-paid envelope included with this joint proxy statement/prospectus. In addition, all stockholders may vote in person at the special meeting. You may also be represented by another person at the meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares held in street name, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the meeting.

Attending the Image Special Meeting

All Image stockholders as of the record date may attend the Image special meeting. If you are a beneficial owner of Image shares held in street name, you may request to attend the meeting by writing to Image Entertainment, Inc., 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311, Attention: Dawn Martens, or by faxing your request to (818) 407-9151. You must provide evidence of your ownership of Image shares, which you can obtain from your broker, banker or nominee.

Voting of Proxies

If you vote by Internet, telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your Image shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your Image shares will be voted “FOR” the approval and adoption of the Image merger agreement, “FOR” the approval and adoption of the 2012 Incentive

Compensation Plan of New RLJ, “FOR” the approval of the adjournment proposal and “FOR” the non-binding, advisory proposal to approve the merger-related compensation arrangements of Image’s executive officers.

Voting of Image Shares Held in Street Name

Image stockholders who hold Image shares of Image common stock in a stock brokerage account or through a bank, broker or other nominee (referred to in this joint proxy statement/prospectus as “street name” stockholders) who wish to vote at the Image special meeting should be provided a voting instruction card by the institution that holds their Image shares. If this has not occurred, contact the institution that holds your Image shares. A number of banks and brokerage firms participate in a program that also permits stockholders whose Image shares are held in “street name” to direct their vote by telephone or over the Internet. If your Image shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these Image shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. The Internet and telephone proxy procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the Internet through such a program must be received by 11:59 p.m. Pacific time on [•  ], 2012. Directing the voting of your Image shares will not affect your right to vote in person if you decide to attend the Image special meeting; however, you must first obtain a signed and properly executed legal proxy from your bank, broker or other nominee to vote your Image shares held in “street name” at the Image special meeting. Requesting a legal proxy prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the Internet with respect to your Image shares.

Revoking your Proxy

If you are a stockholder of record you can revoke your vote at any time before your proxy is voted at the Image special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation to the Corporate Secretary of Image;
•	you can submit a revised proxy bearing a later date by Internet, telephone or mail as described above; or
•	you can attend the Image special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, though your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy no later than the beginning of the Image special meeting. If you are a beneficial owner of Image shares held in street name, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the Image special meeting if you obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the meeting.

Proxy Solicitations

Image is soliciting proxies for the Image special meeting from Image stockholders. Image will bear the cost of soliciting proxies from Image stockholders, except that RLJ and Image have each agreed to share equally the costs incurred in connection with the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, Image’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies by telephone or in-person meeting.

Image will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials the beneficial owners of Image common stock.

Other Business

The Image board is not aware of any other business to be acted upon at the Image special meeting.

Adjournments and Postponements

Adjournments or postponements may be made for the purpose of, among other things, soliciting additional proxies. One or more adjournments may be made from time to time with the approval of a majority of the votes present in person at the Image special meeting or represented by proxy at the time of the vote, whether or not a quorum exists. Image is not required to notify stockholders of one or more adjournments if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting.

In addition, at any time prior to convening the Image special meeting, the Image special meeting may be postponed without the approval of Image stockholders. If postponed, Image will publicly announce the new meeting date.

At any adjourned or postponed meeting, Image may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned or postponed meeting. Proxies submitted by Image stockholders for use at the Image special meeting will be used at one or more adjournments or postponement of the meeting. References to the Image special meeting in this joint proxy statement/prospectus are to the Image special meeting as adjourned or postponed.

PROPOSAL NO. 1 — APPROVAL AND ADOPTION OF THE IMAGE MERGER AGREEMENT

As discussed in the proxy statement/prospectus, Image is asking its stockholders to approve and adopt the Image merger agreement. Image stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the Image merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part. Please see the section entitled “The Agreements — Description of the Image Merger Agreement” beginning on page 191 for additional information and a summary of certain terms of the Image merger agreement. You are urged to read carefully the entire Image merger agreement included in Annex A before voting on this proposal.

Approval of this proposal is a condition to the completion of the business combination. If the proposal is not approved, the business combination will not occur.

Vote Required for Approval

The Image merger agreement will be approved and adopted if the holders of at least a majority of the outstanding shares of Image common stock vote “FOR” this proposal.

As of the record date, Image’s directors and executive officers and certain of their affiliates beneficially owned [•  ] shares of Image common stock entitled to vote at the Image special meeting. This represents approximately [•  ]% of the total votes entitled to be cast at the Image special meeting. Each Image director and executive officer and certain of their affiliates have indicated his or her present intention to vote, or cause to be voted, the shares of Image common stock owned by him or her for the approval and adoption of the Image merger agreement. Pursuant to the support agreement, each of the JH Entities has agreed to vote its shares of Image common stock in favor of the proposal to approve and adopt the Image merger agreement. The JH Entities own approximately 70% of the outstanding shares of Image common stock, and therefore have enough shares to approve and adopt the Image merger agreement and the Image merger without the vote of any other Image stockholder.

Recommendation of the Image Board

THE IMAGE BOARD UNANIMOUSLY RECOMMENDS THE IMAGE STOCKHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE IMAGE MERGER AGREEMENT.

PROPOSAL NO. 2 — APPROVAL AND ADOPTION OF 2012 INCENTIVE COMPENSATION PLAN OF NEW RLJ

As discussed in the proxy statement/prospectus, the New RLJ Board has adopted, and recommended that RLJ stockholders approve and adopt, the 2012 Incentive Compensation Plan of New RLJ. Because the effective date of the 2012 Incentive Compensation Plan of New RLJ will be the date the business combination is consummated, Image is also asking its stockholders to approve and adopt the 2012 Incentive Compensation Plan of New RLJ. Image stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the 2012 Incentive Compensation Plan of New RLJ, which is attached as Annex L to this joint proxy statement/prospectus and is incorporated by reference as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part. Please see the section entitled “New RLJ Executive Officers and Directors — 2012 Incentive Compensation Plan” beginning on page 223 for additional information and a summary of certain terms of the 2012 Incentive Compensation Plan of New RLJ. You are urged to read carefully the entire 2012 Incentive Compensation Plan of New RLJ before voting on this proposal.

Vote Required for Approval

The 2012 Incentive Compensation Plan of New RLJ will be approved and adopted if the holders of at least a majority of the outstanding shares of Image common stock who are present at the meeting, in person or by proxy, and entitled to vote on this proposal vote “FOR” this proposal.

Recommendation of the Image Board

THE IMAGE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE 2012 INCENTIVE COMPENSATION PLAN OF NEW RLJ.

PROPOSAL NO. 3 — ADJOURNMENT OF SPECIAL MEETING

Image is requesting the Image stockholders’ approval on a proposal to adjourn the Image special meeting, if necessary, to permit further solicitation of proxies because there are not sufficient proxies at the Image special meeting to vote for the approval and adoption of the Image merger agreement.

Vote Required for Approval

The vote to adjourn the Image special meeting, if necessary, to permit the further solicitation of proxies because there are not sufficient proxies at the Image special meeting to vote for the approval and adoption of the Image merger agreement will be approved if the holders of at least a majority of the outstanding shares of Image common stock who are present at the meeting, in person or by proxy, and entitled to vote on this proposal vote “FOR” this proposal.

Recommendation of the Image Board

THE IMAGE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY, TO PERMIT FURTHER SOLICITATION OF PROXIES BECAUSE THERE ARE NOT SUFFICIENT PROXIES AT THE SPECIAL MEETING TO VOTE FOR THE APPROVAL AND ADOPTION OF THE IMAGE MERGER AGREEMENT.

PROPOSAL NO. 4 — ADVISORY VOTE ON MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Image provide the Image stockholders with the opportunity to approve, on a non-binding, advisory basis, the merger-related compensation arrangements and potential payments for the named executive officers of Image, as disclosed below under “The Business Combination — Interests of Image Directors and Officers in the Business Combination — Summary of Merger-Related Executive Officer Compensation Arrangements,” beginning on page 181. The amounts that may be payable to the named executive officers in connection with the Image merger are set forth in the table entitled “Golden Parachute Compensation” on page 182 of the joint proxy statement/prospectus for the Image special meeting.

We are asking Image stockholders to indicate their approval of the agreements and payments which the Image named executive officers will or may be eligible to receive in connection with approval of the Image merger agreement and the completion of the transactions contemplated thereby.

Accordingly, Image is asking stockholders to approve the following resolution:

“RESOLVED, that the Image stockholders approve, solely on a non-binding, advisory basis, the agreements and compensation that may be paid or become payable to the named executive officers of Image in connection with the Image merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “The Business Combination — Interests of Image Directors and Officers in the Business Combination — Summary of Merger-Related Executive Officer Compensation Arrangements” in the joint proxy statement/prospectus for the Image special meeting.”

Stockholders should note that this proposal is merely an advisory vote and will not be binding on Image or the Image board regardless of whether the Image merger agreement is approved. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Image merger is consummated, the named executive officers of Image will be eligible to receive the various merger-related compensation payments in accordance with the terms and conditions applicable to those payments.

Vote Required for Approval

The Image board believes it is in the best interests of Image and its stockholders to approve the non-binding, advisory vote regarding the merger-related executive compensation arrangements. The advisory vote to approve certain merger-related executive compensation arrangements will be approved if the holders of at least a majority of the outstanding shares of Image common stock who are present at the meeting, in person or by proxy, and entitled to vote on this proposal vote “FOR” this proposal.

Recommendation of the Image Board

THE IMAGE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE NON-BINDING, ADVISORY PROPOSAL TO APPROVE THE MERGER-RELATED COMPENSATION ARRANGEMENTS OF IMAGE’S NAMED EXECUTIVE OFFICERS.

THE BUSINESS COMBINATION

The following is a description of certain material aspects of the business combination. While we believe that the following description covers the material terms of the business combination, the description may not contain all of the information that may be important to you. The discussion of the business combination in this joint proxy statement/prospectus is qualified in its entirety by reference to the Image merger agreement, which is attached to the joint proxy statement/prospectus as Annex A, the Image preferred stock purchase agreement, which is attached to this joint proxy statement/prospectus as Annex B, and the Acorn stock purchase agreement, which is attached to this joint proxy statement/prospectus as Annex C, all of which are provided for the purpose of providing you with information regarding their terms and are incorporated by reference into this joint proxy statement/prospectus. We encourage you to read carefully this entire proxy statement/prospectus, including the Image merger agreement, the Image preferred stock purchase agreement and the Acorn stock purchase agreement for a more complete understanding of the mergers.

General Description of the Business Combination

RLJ has formed New RLJ, a wholly-owned subsidiary of RLJ. RLJ and New RLJ will also form RLJ Merger Sub and Image Merger Sub as wholly-owned subsidiaries of New RLJ.

RLJ and Image have agreed to combine their business under the terms of the Image merger agreement. Pursuant to the Image merger agreement, at the effective time of the Image merger, Image Merger Sub will merge with and into Image, with Image surviving as a wholly owned subsidiary of New RLJ. Also at the effective time of the Image merger, the outstanding shares of Image common stock (excluding dissenting shares) will be converted automatically into the right to receive an aggregate of up to 2,289,000 shares of common stock of New RLJ, subject to adjustment as set forth in the Image merger agreement, except that shares of Image common stock held by Image, Image Merger Sub, New RLJ, or any direct or indirect wholly owned subsidiary of New RLJ or of Image will be canceled without any conversion, payment, or distribution. Also at the effective time of Image merger, each share of the Image’s Series B Preferred Stock will be canceled, without conversion, payment, or distribution (as such shares of Series B Preferred Stock will have been purchased by New RLJ immediately prior to the Image merger pursuant to the Image preferred stock purchase agreement).

At the effective time of the RLJ merger, RLJ Merger Sub will merge with and into RLJ, with RLJ surviving as a wholly owned subsidiary of New RLJ, and, as a result, each share of RLJ common stock will be converted into one share of New RLJ common stock, and shares of New RLJ common stock outstanding prior to the effective time (and such conversion) will be cancelled. Also at the effective time, each warrant to purchase shares of RLJ common stock will be converted into a warrant to purchase the same number of shares of New RLJ common stock at the same exercise price. Immediately prior to the mergers, New RLJ will acquire all of the outstanding Series B Preferred Stock of Image pursuant to the Image preferred stock purchase agreement. As a result, RLJ and Image will each become wholly owned subsidiaries of New RLJ.

Upon consummation of the mergers, the funds then held in the RLJ trust account will be released to RLJ as promptly as practicable (less any fees paid to the trustee or to third parties who rendered services to RLJ in connection with the Image merger agreement, amounts paid to stockholders who exercise their redemption rights, amounts released as deferred underwriting compensation or amounts paid for filings or other action required under the Image merger agreement.

Immediately following the consummation of the transactions contemplated by the Image merger agreement, RLJ will acquire all of the outstanding shares of Acorn pursuant to the terms of the Acorn stock purchase agreement.

Background of the Business Combination

RLJ

In November 2010, RLJ was formed as a blank check company with the business purpose of completing a business combination transaction with one or more operating businesses. From February 2011, when RLJ completed its initial public offering, to February 2012, RLJ signed confidentiality agreements to enter into discussions regarding a potential transaction with eleven (11) other potential acquisition targets. During that time period, RLJ also held introductory meetings with approximately twenty-five (25) potential acquisition targets.

Image and Acorn

When the JH Entities acquired their majority interest in Image in January 2010, Image management adopted a business strategy that included growth through acquisitions. The acquisition of Madacy was part of that strategy. In furtherance of its strategy to grow through acquisitions, Image looked at potential acquisitions. Most of these opportunities were, like the Madacy transaction, much smaller than Acorn. In the Spring of 2010, Image became aware that Allen & Company LLC, which we refer to as Allen & Co., an investment bank representing Acorn, had circulated information about Acorn with a view to soliciting offers to purchase Acorn.

Effective as of July 26, 2010, Image and an affiliate of JH Partners entered into a mutual nondisclosure agreement with Acorn, covering the communication of confidential information among the parties. Following the execution of the nondisclosure agreement, Acorn and Allen & Co. began providing confidential information about Acorn to the other parties.

On September 16, 2010, Theodore S. Green, Chief Executive Officer and Chairman of the Board of Image, John Hyde, Vice Chairman of Image, and Pat Collins, a member of the Image board and personnel from JH Partners met with Miguel Penella, Acorn’s Chief Executive Officer, and Rozanne Hakala, Mark Stevens and Peter Clinch, executive officers of Acorn, at Acorn’s headquarters during which Acorn’s business and a potential transaction were initially discussed.

On September 20, 2010, Acorn, through Allen & Co., began providing additional due diligence materials to Image in response to due diligence requests made by Image.

On September 27, 2010, Mr. Green, Mr. Hyde, Mr. Collins and Marshall Heinberg, a member of the Image board, discussed via teleconference their business and financial due diligence findings with respect to Acorn and financing of a possible transaction.

On October 11, 2010, Mr. Green, John P. Avagliano, Chief Financial Officer and Chief Operating Officer of Image, and Mr. Collins held discussions to identify potential lenders for financing the acquisition of Acorn by Image. On November 5, 2010, Oppenheimer & Company, which we refer to as Oppenheimer, entered into a confidentiality agreement with Image, covering the communication of confidential information of Acorn to Oppenheimer. Mr. Heinberg is a Senior Managing Director and head of Investment Banking at Oppenheimer. Following execution of the confidentiality agreement, Image began providing confidential information and due diligence materials relating to Image and Acorn to Oppenheimer.

On November 23, 2010, Image engaged Oppenheimer as its financial advisor for the limited purpose of raising debt financing to fund the acquisition of Acorn by Image.

Throughout December 2010 and January 2011, Acorn, through Allen & Co., engaged in negotiations with JH Partners regarding the price and terms upon which JH Partners would acquire all of the assets of Acorn.

On January 28, 2011, JH Partners submitted a written preliminary, non-binding proposal to Acorn to acquire all of the assets of Acorn for $75 million in cash.

On February 23, 2011, Acorn, through Allen & Co., provided comments to the draft proposal letter. At this time, Image began a due diligence review of Acorn directly and through representatives of Oppenheimer and Perkins Coie LLP, legal counsel to Image, which we refer to as Perkins Coie.

On March 23, 2011, JH Partners delivered a revised draft of the acquisition proposal to Acorn, and the parties continued to negotiate the terms of the letter, including the purchase price adjustments. JH Partners also became a party to the July 26, 2010 confidentiality agreement.

On March 24, 2011, Image and JH Partners received a revised proposal from Acorn’s financial advisor. On April 4, 2011, JH Partners submitted a revised written preliminary, non-binding proposal to Acorn for the acquisition by JH Partners of all of the assets of Acorn for $75 million in cash and $3.5 million of the same securities to be acquired by JH Partners in the transaction. On April 5, 2011, Acorn executed the preliminary non-binding proposal letter.

On April 11, 2011, Acorn provided members of Image management and its counsel with access to a data site containing business and financial due diligence materials. Image continued its business and financial due diligence examination of Acorn. BDO USA, LLP, which we refer to as BDO, began the first phase of its accounting due diligence.

During May 2011, Oppenheimer contacted potential providers of debt financing for the transaction on a no-name basis. After entering into confidentiality agreements with these potential investors, Oppenheimer provided potential investors with confidential information to analyze the proposed transaction and provide Oppenheimer with an indication of interest.

On May 19, 2011, a representative of JH Partners and Mr. Green of Image met with Mr. Penella and Peter Clinch, President of Acorn Direct, at the offices of Acorn to conduct additional due diligence regarding Acorn’s catalog operations.

Following Oppenheimer’s receipt of an indication of interest from a number of potential investors, Image set up an electronic data site for potential investors and began populating the site with business and financial due diligence materials for both Image and Acorn.

On June 1, 2011, Image delivered an initial draft stock purchase agreement to Acorn.

In June 2011, Oppenheimer delivered to the potential investors a post-acquisition pro forma model showing the pro-forma financial performance of the combined company. Image continued its due diligence investigation of Acorn, receiving due diligence reports from BDO regarding its accounting/tax due diligence review. During this time Image delivered to Acorn an initial report showing synergies to be potentially realized by the combined company and prepared information required to determine whether a filing need be made under the Hart-Scott-Rodino Act.

On June 9, 2011, Oppenheimer completed an offering circular for distribution to potential investors to provide debt financing for the acquisition of Acorn by Image. On June 15 and June 16, 2011, representatives of Image and Acorn held management meetings with Oppenheimer and potential investors.

On July 19, 2011, Mr. Green, Mr. Collins, and representatives of Oppenheimer and Perkins Coie met with Peter Edwards, Founder and Chairman of Acorn, Mr. Penella and representatives of Allen & Co. and Venable LLP, legal counsel to Acorn, which we refer to as Venable, in Washington D.C. to negotiate the terms of the stock purchase agreement.

By midsummer, Image management and Oppenheimer concluded that weakening in the debt and equity capital markets and declining equity market valuations across all industries would affect Image’s ability to finance the proposed transaction, and, on August 12, 2011, negotiations between Image and Acorn were terminated. After the time that negotiations between Image and Acorn terminated, Mr. Green spoke with a representative of Allen & Co. on one occasion regarding potential sources of funding for a transaction between Image and Acorn.

RLJ, Image and Acorn

Recognizing the impact of market conditions on the ability of Image to execute on its acquisition strategy, Image management and JH Partners began to explore alternatives. In mid-August 2011, a representative of JH Partners contacted a representative of EarlyBirdCapital, Inc. to determine whether there might be a special purpose acquisition company interested in participating in the proposed acquisition of Acorn. A representative of JH Partners then engaged in preliminary discussions with a party recommended to JH Partners by EarlyBirdCapital regarding a possible business combination transaction among Image, Acorn and the party. By the end of August 2011, these discussions terminated.

Between August 17 and September 9, 2011, a representative of EarlyBirdCapital, on behalf of Image and JH Partners, on a no names basis, contacted approximately six special purpose acquisition companies regarding a potential business combination transaction.

In late August 2011, two of the companies contacted, including Party A discussed below, entered into confidentiality agreements with Image and received overview materials regarding Image and Acorn. At the beginning of September 2011, Image terminated discussions with the other potential acquiror, due to its size.

On August 23, 2011, a representative of EarlyBirdCapital sent a confidentiality agreement to Lisa Pickrum, Chief Financial Officer of RLJ. The confidentiality agreement was executed by RLJ and Image on September 6, 2011, at which time a representative of EarlyBirdCapital provided to RLJ, on behalf of Image, overview materials relating to the potential acquisition of the two companies. A representative of EarlyBirdCapital received a list of due diligence and financial related questions from Ms. Pickrum relating to Image, including but not limited to historical financials, pro forma financials for the combined Acorn/Image entity, sales related contracts and third party library valuation summaries.

On September 9, 2011, EarlyBirdCapital hosted a meeting at its offices between representatives of Image and representatives of the third party, which we refer to as Party A, to whom preliminary materials had been provided in late August 2011. Mr. Green, Mr. Collins, a representative of JH Partners and a representative of EarlyBirdCapital attended the meeting on behalf of Image.

On September 12, 2011, EarlyBirdCapital hosted an introductory meeting between Image and RLJ at Image’s headquarters. Mr. Green, Mr. Hyde and Mr. Avagliano participated on behalf of Image. H. Van Sinclair, President, Chief Executive Officer and General Counsel of RLJ, and Ms. Pickrum participated on behalf of RLJ, at which meeting the parties discussed a potential transaction and the necessary timing of such a transaction based on RLJ’s need to consummate a business combination by a certain date and the estimated time needed to complete all aspects of a potential transaction.

On September 13, 2011, a representative of JH Partners provided Ms. Pickrum and Mr. Sinclair with information regarding competitors and comparable public market stock prices for Image in preparation for a meeting scheduled for September 21, 2011.

In anticipation of a meeting to be held, on September 16, 2011, Party A sent a list of questions relating to a potential transaction to a representative of EarlyBirdCapital. On September 19, 2011, Mr. Green, Mr. Avagliano, a representative of JH Partners and a representative of EarlyBirdCapital met with representatives of Party A at Party A’s headquarters. On September 22, 2011, Party A indicated to a representative of EarlyBirdCapital that due to its obligations with respect to pending business transactions, it would not have the resources to proceed with a transaction with Image and discussions ended.

On September 21, 2011, Mr. Sinclair and Ms. Pickrum met with Mr. Green, Mr. Avagliano, Mr. Hyde and a representative of JH Partners at Image’s headquarters in California to discuss the parameters of terms for a potential transaction. A representative of EarlyBirdCapital participated by phone.

On September 27, 2011, a representative of Lazard Capital Markets, Mr. Green, Mr. Hyde, Mr. Avagliano, Ms. Pickrum, Mr. Sinclair and Robert L. Johnson, the Chairman of the Board of Directors of RLJ, met in Florida to discuss possible financial and structural parameters for the potential transaction, including post-closing management, potential operational efficiencies and a combined strategic vision for both companies as a combined entity.

On October 5, 2011, Mr. Green, Mr. Collins and a representative of JH Partners traveled to the offices of Lazard Capital Markets in New York where a representative of EarlyBirdCapital presented to Mr. Sinclair, Ms. Pickrum and a Lazard Capital Markets representative Image’s proposal for a merger consideration of $0.15 per share in RLJ stock for all holders of common stock and redemption of the Series B Preferred Stock for the original purchase price, plus accrued but unpaid dividends, for a total enterprise value of approximately $73.5 million.

On October 14, 2011, Mr. Green, Mr. Johnson, a representative of EarlyBirdCapital and representatives of Lazard Middle Market, held a teleconference to discuss the status of the transaction and the merger consideration. In particular the parties discussed the share price to be paid to all Image common stockholders, the valuation and purchase or conversion of the Image Series B preferred stock and the relative relationship between those valuations and an appropriate discount on the value of the Image Series B preferred stock in light of Image’s financial performance and the history of Image’s common stock public share price.

Between October 14, 2011 and October 21, 2011, representatives of Image and representatives of RLJ engaged in numerous teleconferences, facilitated by Lazard Middle Market and EarlyBirdCapital, to discuss and negotiate the terms of the potential transaction. As a result of these discussions, including the topics from October 14, 2011 noted above, RLJ proposed a reduced enterprise value for Image. On October 21, 2011, RLJ proposed to Image that RLJ acquire the combined Image and Acorn businesses for $131.0 million. On October 22, 2011, RLJ, through Lazard Middle Market, sent a draft preliminary non-binding letter of intent to Mr. Green, Mr. Collins, Mr. Hyde, a representative of JH Partners, Mr. Avagliano and a representative of EarlyBirdCapital, reflecting the proposal made on October 21, 2011. On October 25, 2011, Image agreed to RLJ's proposal and RLJ and Image entered into a letter of intent. Pursuant to the terms of the letter of intent, the holders of Image common stock would receive 2,289,000 shares of RLJ common stock with an aggregate value of approximately $22.9 million; the holders of Series B preferred stock would receive a mix of cash and subordinated notes in the aggregate amount of $22.6 million, the aggregate original issue price for the Series B preferred stock and without payment of accrued but unpaid dividends, which, as of March 31, 2012, amounted to approximately $6,818,000 in the aggregate; the shareholders of Acorn would receive $75 million in cash; and RLJ would repay the existing debt of both entities. The total consideration to holders of Image common stock and holders of Series B preferred was to be $45.5 million. The JH Entities and management concluded that it would be appropriate to allocate to the public holders of Image common stock more than their pro rata share of the $22.9 million to be paid to holders of Image common stock. Therefore, the JH Entities, members of Image management and certain other Image stockholders agreed to contribute to Image for no consideration up to 35.4 million shares of Image common stock which would be cancelled immediately prior to the completion of the proposed transaction. After giving effect to the contribution of shares of common stock to Image, the resulting exchange ratio was approximately .0104 shares of RLJ common stock per share of Image common stock.

Over the following months, the parties continued to negotiate the breakdown of consideration to be paid to the holders of the Image Series B preferred stock between cash and subordinated notes and the terms of the subordinated notes, including maturity and convertibility. During the course of those negotiations, it became apparent that Image transaction expenses were higher than RLJ had forecast in formulating its proposal. After further negotiation, the parties agreed that the aggregate merger consideration would be reduced by up to 150,000 shares of New RLJ common stock, depending upon the amount of Image's transaction expenses. Assuming the net aggregate merger consideration would be 2,139,000 shares of New RLJ common stock, the exchange ratio and per share merger consideration is approximately .00972 shares of New RLJ common stock for each share of Image common stock.

Following a teleconference between Mr. Green and representatives of Allen & Co. to discuss the potential for a transaction involving both Image and Acorn, on November 2, 2011, Mr. Green, Mr. Johnson, a representative of Lazard Capital Markets, Mr. Sinclair and a representative of Allen & Co. met to discuss a transaction among RLJ, Image and Acorn.

On November 7, 2011, Mr. Johnson and Mr. Sinclair met with Mr. Edwards and Mr. Penella to discuss a potential transaction with RLJ and Image.

Following preliminary discussions, Acorn agreed to participate in discussions regarding a potential business combination transaction.

On November 22, 2011, RLJ entered into a confidentiality agreement with Acorn.

On December 1, 2011, RLJ submitted a written preliminary, non-binding proposal to Acorn to acquire all of the outstanding stock of Acorn for $80 million in cash and $10 million in RLJ common stock.

On December 2, 2011, RLJ and Image held a diligence planning meeting and discussed the necessary diligence and timeline for a potential transaction.

On December 6, 2011, the Image board formed a special committee consisting of Mr. Heinberg and Mary George for purposes of evaluating the terms, conditions and advisability of the potential transaction as well as to consider alternative business combination opportunities. The Image board authorized the special committee to incur appropriate expenses in connection with its work, including retaining, at Image’s expense, investment bankers, legal counsel, and such other advisors as the special committee deemed necessary. The same day, Image and Oppenheimer agreed to terminate Oppenheimer’s engagement to seek debt financing.

In early December 2011, the Image special committee retained Ellenoff Grossman & Schole LLP, which we refer to as EGS, to act as counsel to the special committee.

On December 21, 2011, following additional discussions regarding a potential business combination transaction including RLJ, Acorn and Image, RLJ entered into a letter of intent with Acorn, which we refer to as the Acorn LOI. Pursuant to the terms of the Acorn LOI, and consistent with the proposal made by RLJ to Acorn on December 1, 2011, RLJ would acquire all of the outstanding stock of Acorn for $80 million in cash and $10 million in RLJ common stock.

On December 28, 2011, the Image special committee held a conference call with representatives of EGS during which it discussed its internal processes for reviewing the potential transaction, including the retention of a financial advisor.

On December 29, 2011, the Image special committee interviewed two parties to serve as its financial advisor in connection with the proposed transaction.

During the week of December 31, 2011, Mr. Green, Mr. Johnson, Mr. Sinclair and representatives of Lazard Middle Market met with potential investors. During these meetings, the identity of Acorn was not disclosed.

On January 10, 2012, the Image special committee and Image entered into an engagement letter with Salem Partners, to serve as its financial advisor, and if requested by the special committee, to render a fairness opinion in connection with the Image merger.

During the week of January 12, 2012, Mr. Green and Mr. Avagliano of Image and Ms. Pickrum and Mr. Sinclair of RLJ met with various financial institutions in New York to determine whether there was available debt financing to support the proposed business combination. The management of Image and RLJ determined from these meetings that revolving loans and senior term loans were broadly available at the time.

On January 19, 2012, representatives of Salem Partners made a presentation to the special committee of a draft analysis, similar to the type later performed by Salem Partners in greater detail and with updated information in connection with the delivery of its fairness opinion on March 29, 2012. The draft analysis included a preliminary valuation range of a share of Image’s common equity (on a fully diluted basis) of between $0.000 and $0.044 as of December 31, 2011, based on information provided to Salem Partners by Image and other publicly available information. Image stockholders should refer to the Section titled “Opinion of Image’s Special Committee Financial Advisor” beginning on page 165 for a description of the March 29, 2012 fairness opinion and updated analysis of Salem Partners, the information reviewed by Salem Partners in connection with the preparation of the fairness opinion, as well as the qualifications, limitations and assumptions set forth therein. The special committee, based in part on the January 2012 presentation, recommended that the Image board, subject to certain conditions, authorize management to become a party to the Acorn LOI.

On January 23, 2012, based on the approval of the Image board, Image became a party to the Acorn LOI. Pursuant to the terms of the Acorn LOI, and consistent with the terms of the letter of intent entered into by RLJ and Image on October 25, 2011, the holders of Image’s capital stock would receive $45.5 million in the aggregate and RLJ would repay Image’s existing debt.

Also on January 23, 2012, RLJ executed an engagement letter with the Lazard Representatives to allow, among other things, Lazard Capital Markets to act as its capital markets advisors for a potential transaction among RLJ, Image, and Acorn.

From that time up through and including the time when the Image merger agreement, the Image preferred stock purchase agreement and the Acorn stock purchase agreement were signed in April 2012, representatives of Perkins Coie, Venable and Greenberg Traurig, LLP, legal counsel to RLJ, which we refer to as Greenberg Traurig, circulated numerous drafts of the acquisition agreements and the ancillary documents and participated in numerous telephone conversations and several in-person meetings to negotiate the specific terms of the business combination. Throughout that period, all of RLJ, Image and Acorn continued both legal and financial due diligence of the other parties.

During February and early March, the special committee and EGS reviewed and provided comments on the various iterations of the merger agreement and ancillary agreements.

On March 1, 2012, the special committee approved an amendment to the Acorn LOI, to extend the date of the exclusivity provision until April 1, 2012. That same day, RLJ, Image and Acorn entered into the amendment.

On March 6, 2012, at a meeting of the RLJ board, the RLJ board was apprised of the progress of the potential business combination. At this meeting, the board discussed financial and intellectual property information for Image, as well as preliminary legal due diligence for both Image and Acorn. The RLJ board also reviewed the most recent terms of the Image merger agreement and summaries of the most recent terms of the Acorn stock purchase agreement and the Image preferred stock purchase agreement.

On March 12, 2012, the RLJ board received information regarding the potential business combination, including the most recent terms of the business combination, the sources and uses of funds, a purchase price and multiples analysis and legal due diligence updates. The RLJ board also received the most recent drafts of the Acorn purchase agreement and Image merger agreement for review prior to the board meeting scheduled for March 16, 2012.

Also on March 12, 2012, the special committee held a meeting with representatives of Salem Partners and EGS. At this meeting, Salem Partners presented an overview of its preliminary analyses regarding the fairness, from a financial point of view, of the merger consideration to be received by Image’s stockholders, other than specified stockholders, including certain controlling stockholders of Image and their affiliates, as well as the directors and officers of Image, which we refer to collectively as the Image insiders.

On March 14, 2012, at a meeting of the Image board, the Image board was apprised of the progress of the potential transaction and a summary of the material terms of the transaction documents. At this meeting, Salem Partners presented an overview of its preliminary analyses regarding the fairness, from a financial point of view, of the Image merger consideration to be received by Image’s stockholders, other than the Image insiders.

On March 16, 2012, RLJ held a meeting of its board of directors to provide a management presentation of the potential transaction between RLJ, Image, and Acorn. At such meeting, the board of directors reviewed the most recent terms of the business combination. The RLJ board then passed a resolution approving the business combination transaction involving RLJ, Image and Acorn and authorized management to proceed to finish negotiating the Image merger agreement, the Image preferred stock purchase agreement and the Acorn stock purchase agreement and related documents.

Also on March 16, 2012, Acorn held a meeting of its board of directors to discuss the transaction. At the meeting, Acorn’s board of directors passed a resolution supportive of the Acorn stock purchase agreement and authorizing management to proceed to finish negotiating the Acorn stock purchase agreement and related documents.

Following the board meetings on March 14 and March 16, 2012 and continuing through the week of March 26, 2012, representatives of Image, RLJ, Acorn, Perkins Coie, Greenberg Traurig and Venable continued to negotiate the remaining open issues related to the Image merger agreement, the Image preferred stock purchase agreement, the Acorn stock purchase agreement, related schedules and various ancillary documents.

On March 29, 2012, the Image special committee held a telephonic meeting with representatives of Salem Partners and EGS. At the meeting, representatives of Salem Partners and EGS advised the special committee regarding certain changes to the terms of the merger agreement and the transaction. Representatives of Salem Partners presented its financial analysis and delivered to the special committee an oral opinion, which opinion was confirmed by delivery of a written opinion, dated March 29, 2012, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its written opinion, the consideration in the Image merger was fair, from a financial point of view, to Image’s stockholders other than the Image insiders. The special committee, based in part on the foregoing opinion from Salem Partners, unanimously approved the Image merger and unanimously recommended that the Image board approve the transaction.

On March 29, 2012, following the meeting of the Image special committee, the Image board held a telephonic board meeting to review the terms of the proposed transaction and a substantially final draft of the merger agreement, and to receive a review from Perkins Coie on the legal aspects of the transaction. A representative of Perkins Coie reviewed with the Image board its fiduciary duties applicable to the proposed transaction. Representatives of Salem Partners presented its financial analysis and delivered to the Image board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated March 29, 2012, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its written opinion, the Image merger consideration was fair, from a financial point of view, to Image’s stockholders other than the Image insiders. The full text of the written opinion of Salem Partners, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached to this joint proxy statement/prospectus as Annex D. The Image board then unanimously approved the Image merger, the Image merger agreement and the transactions contemplated thereby and recommended that the Image stockholders approve the merger agreement.

Following the meeting of the Image board on March 29, 2012, up until the time that the merger agreement was signed on April 2, representatives of Image, RLJ, Acorn, Perkins Coie, Greenberg Traurig and Venable held multiple teleconferences to finalize the Image merger agreement, the Image preferred stock purchase agreement, the Acorn stock purchase agreement, the related schedules, the ancillary agreements and outstanding due diligence issues.

Effective as of April 2, 2012, Image and RLJ executed the Image merger agreement, RLJ and the holders of Image Series B Preferred Stock executed the Image preferred stock purchase agreement, RLJ, Acorn, the shareholders of Acorn and the shareholder representative executed the Acorn stock purchase agreement and certain stockholders of Image executed a stockholder support agreement. On the morning of Monday, April 2, 2012, RLJ, Image and Acorn issued a joint press release announcing the transaction.

Recommendation of the RLJ Board; RLJ’s Reasons for the Business Combination

At a meeting held on March 16, 2012, the RLJ board unanimously (i) approved the Image merger agreement and the consummation of the transactions contemplated thereby upon the terms and subject to the conditions set forth therein, in the Image preferred stock purchase agreement and the Acorn stock purchase agreement, (ii) determined that the terms of the business combination are fair to, and in the best interests of, RLJ and its stockholders, (iii) directed that the Image merger agreement be submitted to RLJ stockholders for approval and adoption, (iv) recommended that RLJ stockholders approve and adopt the Image merger agreement and (v) declared the advisability of the Image merger agreement, the Image preferred stock purchase agreement, the Acorn stock purchase agreement and the business combination. ACCORDINGLY, THE RLJ BOARD UNANIMOUSLY RECOMMENDS THAT RLJ STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE AND ADOPT THE IMAGE MERGER AGREEMENT, “FOR” THE PROPOSAL TO APPROVE AND ADOPT THE 2012 INCENTIVE COMPENSATION PLAN OF NEW RLJ AND “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING (IF IT IS NECESSARY OR APPROPRIATE TO SOLICIT ADDITIONAL PROXIES BECAUSE THERE ARE NOT SUFFICIENT VOTES TO APPROVE ADOPT THE IMAGE MERGER AGREEMENT).

As described under “Background of the Business Combination” above, the RLJ board, in evaluating the business combination, consulted with RLJ’s management and legal and financial advisors and, in reaching its decision at its meeting on March 16, 2012 to approve and adopt the Image merger agreement and the transactions contemplated thereby, considered a variety of factors weighing positively and negatively in connection with the business combination. In light of the number and wide variety of factors considered in connection with its evaluation of the transactions, the RLJ board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The RLJ board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of RLJ’s reasons for the business combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

RLJ has been in search of a business combination partner since its initial public offering in February 2011. The RLJ board believes that a business combination of Image, Acorn and RLJ presents an opportunity to increase shareholder value because the combined entity will be superior at acquiring all types of content, developing targeted niche genre brands, pricing the content for distribution and adapting quickly to changes in the market and technology for content distribution. The reasons in favor of the business combination considered by the RLJ board include, but are not limited to, the following:

•	Predictable and diversified revenue streams;
•	Combined company’s substantial cash position and approximately zero net leverage after consummation of the business combination;
•	Potential for enhanced operating margins and operating efficiencies in distribution and content acquisition;
•	Opportunity for the combined company to be a platform for further content acquisition and development of targeted niche brands;
•	Ability to expand distribution channels to further complement rapidly growing digital and broadcast revenue streams and adapt to changes in the market and technology for contract distribution;
•	Experienced combined management team with over 150 aggregate years of directly relevant industry experience;
•	The improving financial performance of Image since the new Image management team was retained by Image;
•	The valuation of comparable companies, including Lions Gate Entertainment Corp., DreamWorks Animation SKG Inc., Perform Group plc, Entertainment One Ltd., Bona Film Group Limited and Gaiam Inc., which had expected total enterprise value/EBITDA multiples (based on consensus estimates from CapitalIQ) for 2012 ranging from 6.6x to 19.8x (and a median of 11.9x), compared to the combined company’s expected valuation for 2012 of 5.3x total enterprise value/EBITDA based on management estimates;
•	The belief that the combined company could achieve annual operational cost savings of approximately $5.3 million, coming from, among other things, reductions in general and administrative expenses, manufacturing consolidation and sales and marketing. The reduction in general and administrative expenses and sales and marketing expenses assumes the elimination of duplicative and redundant costs, including compensation and occupancy, resulting from the business combination and the outsourcing of non-core activities. The manufacturing savings assume the transfer of Acorn’s DVD and Blu-Ray production to SPHE, under Image’s contract with SPHE;
•	The financial and other terms and conditions of the Image merger agreement, the Image preferred stock purchase agreement and the Acorn stock purchase agreement as reviewed by the RLJ board (see “The Agreements — Description of the Image Merger Agreement” and “The Agreements — Description of the Acorn Stock Purchase Agreement” beginning on pages 191 and 204, respectively) and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between the parties; and

•	The likelihood that the business combination will be consummated in light of the limited conditions to Image’s and Acorn’s obligations to complete the business combination, and the likelihood of obtaining any necessary regulatory approvals.

The RLJ board also considered the following potentially negative factors associated with the business combination:

•	Image’s history of losses prior to current management team participation;
•	Image’s reliance on The Criterion Collection to generate revenues;
•	Image’s high concentration of sales to a limited number of customers;
•	Challenges of integrating two distinct and geographically disbursed companies;
•	Combined company’s current percentage of sales in hard goods versus digital distribution;
•	Acorn’s reliance on the British drama genre; and
•	The interests of RLJ’s principal stockholders, executive officers and directors in the business combination (see “The Business Combination — Interests of Officers and Directors in the Business Combination — Interests of RLJ Officers and Directors in the Business Combination.”).

The RLJ board concluded, however, that the potentially negative factors associated with the business combination were outweighed by the potential benefits of the business combination. The above discussion of the material factors considered by the RLJ board is not intended to be exhaustive, but does set forth the principal factors considered by the RLJ board.

Consequences to RLJ if the Image Merger Agreement Is Not Approved and Adopted

If the RLJ merger proposal is not approved and adopted by the RLJ stockholders, if the Image merger proposal is not approved and adopted by the Image stockholders, if required regulatory approvals are denied or delayed or certain other closing conditions are not met and are not waived, the business combination will not occur. In addition, If RLJ does not complete the business combination or any other business combination by November 22, 2012, RLJ will automatically dissolve and liquidate. In any liquidation, the funds held in the trust account, including interest but net of franchise and income taxes payable and less up to $100,000 of such net interest that may be released to RLJ from the trust account to pay liquidation expenses, will be distributed pro rata to RLJ public stockholders and RLJ will be dissolved in accordance with the RLJ’s amended and restated articles of incorporation. RLJ’s initial stockholders have waived any right to any liquidation distribution with respect to their founder shares and any public shares they may hold in connection with the consummation of a business combination.

RLJ’s Financial Advisor

RLJ engaged Lazard Middle Market as its exclusive financial advisor to assist with the business combination. Upon consummation of the business combination, Lazard Middle Market is entitled to receive a fee of $1,000,000 from RLJ. Lazard Middle Market is also entitled to reimbursement from RLJ of certain of its expenses in connection with its engagement as RLJ’s financial advisor. The RLJ board did not request, and therefore will not receive, a fairness opinion from Lazard Middle Market in connection with the business combination. Lazard Capital Markets served as lead underwriter of RLJ’s initial public offering and RLJ paid to Lazard Capital Markets and the other underwriter of RLJ’s initial public offering underwriting discounts and commissions equal to approximately $3,600,000 upon consummation of the offering. Lazard Capital Markets and the other underwriter of RLJ’s initial public offering are entitled to receive deferred underwriting discounts and commissions equal to approximately $3,600,000 upon consummation of the business combination. Additionally, RLJ has engaged Lazard Capital Markets as capital markets advisor in connection with the business combination. No fee is payable to Lazard Capital Markets in connection with its engagement as RLJ’s capital markets advisor. Lazard Capital Markets is, however, entitled to reimbursement from RLJ of certain of its expenses in connection with its engagement by RLJ. The relationship between Lazard Middle Market and Lazard Capital Markets is governed by a business alliance agreement between their respective parent companies.

Redemption Rights of RLJ Stockholders

RLJ is providing its stockholders with the opportunity to redeem their public shares of RLJ stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less franchise and income taxes payable, upon the consummation of the business combination, subject to certain limitations. Only stockholders of record as of the record date may exercise redemption rights for their shares of RLJ common stock. Consequently, shares of RLJ common stock transferred after the RLJ record date cannot be redeemed. There will be no redemption rights upon the consummation of the business combination with respect to RLJ warrants. RLJ’s initial stockholders have agreed to waive their redemption rights with respect to their founder and any public shares they may hold in connection with the consummation of the business combination, and the founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

RLJ will consummate the business combination only if a majority of the outstanding shares of its common stock are voted in favor of the RLJ merger proposal. RLJ’s initial stockholders have agreed to vote their founder shares in favor of the RLJ merger proposal. Each public shareholder of RLJ common stock may elect to redeem his, her or its public shares irrespective of whether he, she or it votes for or against the approval of the RLJ merger proposal. RLJ has no specified maximum redemption threshold. However, RLJ will not close the business combination unless it has at least $92.0 million of cash held either in or outside the trust account. RLJ’s public stockholders would be able to redeem their shares up to two business days prior to the vote on the RLJ merger proposal.

RLJ stockholders, together with any of their affiliates or any other person with whom they are acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming their shares with respect to more than an aggregate of 15% of the shares sold in RLJ’s initial public offering. RLJ may enter into privately negotiated transactions to purchase public shares from stockholders after consummation of the business combination with proceeds released from the trust account immediately following consummation of the mergers.

Recommendation of the Image Board; Image’s Reasons for the Business Combination

At a meeting held on March 29, 2012, the Image board unanimously (i) approved the Image merger agreement and the consummation of the transactions contemplated thereby upon the terms and subject to the conditions set forth in the Image merger agreement, (ii) determined that the terms of the business combination are fair to, and in the best interests of, Image and its stockholders, (iii) directed that the Image merger agreement be submitted to Image stockholders for adoption, (iv) recommended that Image stockholders approve and adopt the Image merger agreement and (v) declared the advisability of the Image merger agreement. ACCORDINGLY, THE IMAGE BOARD UNANIMOUSLY RECOMMENDS THAT IMAGE STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE AND ADOPT THE IMAGE MERGER AGREEMENT, “FOR” THE PROPOSAL TO APPROVE AND ADOPT THE 2012 INCENTIVE COMPENSATION PLAN OF NEW RLJ, “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING AND “FOR” THE NON-BINDING, ADVISORY PROPOSAL TO APPROVE THE MERGER-RELATED COMPENSATION ARRANGEMENTS OF IMAGE’S EXECUTIVE OFFICERS.

The Image board’s recommendation that Image’s stockholders adopt the Image merger agreement is based primarily on the value of the Image merger consideration payable to Image stockholders pursuant to the merger.

In the course of evaluating the terms of the merger, the Image board consulted with management and legal and financial advisors and, in reaching its decision, considered the following material factors, each of which it believed supported its approval of the Image merger agreement:

•	general industry, economic and market conditions, both on an historical and on a prospective basis;
•	the strategic alternatives to the business combination, including continuing to operate on a stand-alone basis at a time when the industry in which Image operates is under significant, long-term competitive pressures including technological changes in the way video entertainment is distributed;

•	the risks associated with such strategic alternatives (including the risk associated with Image’s ability to meet its projections for the future results of Image’s operations and Image’s ability to secure adequate financing), compared with the opportunity for Image stockholders to realize in stock of a larger public company a fair value as contemplated by the Image merger agreement;
•	the growth potential associated with combining Image with Acorn, including potential for enhanced operating margins and operating efficiencies;
•	the opportunities to grow existing revenue streams and create new revenue streams associated with Acorn and its complementary retail business, and the ability to capitalize on the competitive position of Acorn within its market;
•	the opportunities to expand distribution of Image titles into attractive markets, especially in the United Kingdom, where Acorn has an established presence;
•	the opportunity for Image to capitalize on Acorn’s direct distribution business to expand the distribution channels available to Image’s existing library of titles;
•	the opportunities for Image to increase its customer base and reduce risks associated with its current customer concentration;
•	the opportunity for Image to expand and strengthen its title library;
•	Acorn’s cash flows, which, combined with Image’s revenue stream, would enhance profitability;
•	the experience and skill of Acorn’s management;
•	the Image board’s belief that the aggregate Image merger consideration represents a fair price for 100% of the shares of Image common stock;
•	the fact that following the provision of due diligence to, and discussions with, certain other likely business partners, none of such persons expressed any significant interest or submitted any proposal with respect to a strategic transaction;
•	the current and historical market prices of Image common stock, including the market price of the common stock relative to those of other industry participants and general market indices;
•	the Image board’s belief that Image’s shares of common stock were unlikely to trade at prices substantially above their then current level for some substantial period;
•	Image’s dependence on the willingness of the JH Entities to continue to provide credit support to secure financing;
•	Image’s inability to raise additional capital through equity financing;
•	the necessity to reduce the portion of the proceeds from the Image merger to be paid to insiders in order to enhance the portion of Image merger consideration received by Image’s public stockholders;
•	the fact that last year Image had pursued the acquisition of Acorn and had done significant due diligence on Acorn, but was unable to secure the financing necessary to fund the acquisition of Acorn;
•	the opportunity for Image stockholders to realize substantial value and enhanced liquidity based on the receipt of approximately 0.0097 shares of New RLJ for each share of Image common stock they hold immediately prior to the Image merger, which exchange ratio, based on a price per share for New RLJ common stock of $10.00, represents per share merger consideration for Image common stock of $0.097, which represents a premium of 21% over $0.08, the closing trading price of Image common stock on March 30, 2012, the last trading day before the Image merger was announced;
•	the opinion of Salem Partners, including its financial presentation, dated March 29, 2012, to the Image board that the Image merger consideration to be received by Image’s stockholders, other than the Image insiders, pursuant to the Image merger agreement is fair, from a financial point of view, to such stockholders (see “Opinion of Image’s Special Committee Financial Advisor”);

•	the financial and other terms and conditions of the Image merger agreement as reviewed by the Image board (see “The Agreements — Description of the Image Merger Agreement” beginning on page 191) and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between the parties;
•	the Image board’s belief that it obtained the highest consideration per share that RLJ was willing to pay, taking into account the terms resulting from extensive negotiations between the parties;
•	the Image board’s understanding of the current state of the capital markets, the terms of RLJ’s financing commitment and the likelihood that RLJ could successfully obtain the financing required to fund the acquisition of Acorn and provide adequate working capital, and the Image board’s understanding of the proposed financing arrangements for the business combination;
•	the fact that, subject to compliance with the terms and conditions of the Image merger agreement, Image is permitted to terminate the Image merger agreement, prior to the adoption of the Image merger agreement by Image’s stockholders, in order to approve an alternative transaction proposed by a third party that is a “superior proposal,” upon the payment to RLJ of a termination fee in the amount of $1.62 million, which represents approximately 3% of the total equity value of the Image merger, a percentage within the customary range of such payments in recent transactions similar to the Image merger, plus RLJ’s expenses. These expenses would likely aggregate substantially more than the termination fee (see the section entitled “The Agreements — Description of the Image Merger Agreement — Expenses and Termination Fees” beginning on page 202 for a description of the circumstances under which such termination fees and expense reimbursements are payable);
•	the availability of appraisal rights to holders of Image common stock who comply with the required procedures under Delaware law, which will allow Image stockholders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery should they so choose (see “The Agreements — Description of the Image Merger Agreement — Appraisal Rights/Dissenting Shares” beginning on page 193 and Annex I);
•	the fact that Image will continue to exist as part of a larger publicly traded company, allowing Image stockholders to participate in any future earnings or growth of New RLJ and benefit from any appreciation in value of New RLJ common stock;
•	the expectation that New RLJ has applied for listing on The NASDAQ Stock Market, offering increased liquidity to Image’s stockholders;
•	the likelihood that the business combination will be consummated in light of the limited conditions to RLJ’s and Acorn’s obligations to complete the business combination, and the likelihood of obtaining any necessary regulatory approvals.

The Image board also considered a variety of risks and other potentially negative factors concerning the Image merger agreement and the business combination, including the following:

•	the risk that the business combination may not be completed in a timely manner or at all;
•	the risk that, although the business combination is not subject to an explicit financing condition, in order to satisfy a closing condition of the availability of a specific amount of cash, New RLJ may have to secure financing;
•	the possibility that, although the Image merger provides Image stockholders the opportunity to realize a premium over the price at which Image common stock traded immediately prior to the public announcement of the business combination, the price of Image common stock might have increased in the future to a price greater than the value of the New RLJ common stock received as the Image merger consideration;
•	the risks and costs to Image if the Image merger does not close, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships, and the transaction costs including legal fees and fees of financial advisors incurred in connection with the Image merger;

•	the fact that Image entered into the Image merger agreement with a “blank check” corporation organized to effect a business combination with one or more businesses;
•	the restrictions on the conduct of Image business prior to the completion of the Image merger, requiring Image to conduct its business only in the ordinary course, subject to specific limitations or RLJ’s consent, which may delay or prevent Image from undertaking business opportunities that may arise pending completion of the Image merger;
•	the interests of Image’s principal stockholders, executive officers and directors in the business combination (see “The Business Combination — Interests of Image Directors and Officers in the Business Combination”); and
•	the restrictions on Image’s ability to solicit or engage in discussions or negotiations with a third party regarding specified transactions involving alternatives to the Image merger, and the requirement that Image pay RLJ a termination fee in the amount of $1.62 million, plus RLJ’s expenses, which would likely aggregate substantially more than the termination fee, in order for the Image board to accept a superior proposal.

The foregoing discussion summarizes the material factors considered by the Image board in evaluating the Image merger. After considering these factors, as well as others, the Image board concluded that the positive factors supporting approval and adoption of the Image merger agreement and the Image merger outweighed the negative factors. In view of the wide variety of factors considered by the Image board, the Image board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors, including the fact that the market price for Image common stock on various dates in the prior years (including at March 29, 2011 and September 30, 2011) were greater than the price per share implied by the per share merger consideration to the holders of Image common stock. In addition, individual members of the Image board of directors may have assigned different weights to different factors.

Financial Advisors to Image and the Image Special Committee

Image’s Financial Advisor

EarlyBirdCapital acted as financial advisor to Image in connection with the transactions contemplated by the Image merger agreement. EarlyBirdCapital will receive a fee in the amount of $400,000 for its services.

Opinion of Image’s Special Committee Financial Advisor

A special committee of the Image board, which we refer to as the special committee, engaged Salem Partners to serve as the financial advisor to the special committee and to render an opinion as to the fairness, from a financial point of view, of the Image merger consideration to be received by holders of Image common stock, other than the insider stockholders, in the Image merger. Salem Partners was selected by the special committee to act as the special committee’s financial advisor based on Salem Partners’ qualifications, expertise, reputation and knowledge of the business and affairs of Image. On March 29, 2012, Salem Partners delivered its oral opinion to the special committee, which was subsequently confirmed in writing, to the effect that, as of the date of its opinion and based upon and subject to the qualifications, limitations and assumptions set forth therein, the merger consideration to be received by the holders of Image common stock, other than the insider stockholders, in the Image merger was fair, from a financial point of view, to such stockholders other than the insider stockholders.

Salem Partners has acted as the financial advisor to the special committee in connection with the Image merger and has received a fee of $165,000 in the aggregate for its services, a portion of which was payable upon Salem Partners’ engagement, and the balance of which Salem Partners received upon delivery of the Salem Partners opinion, regardless of Salem Partners’ conclusions. At such time, Salem Partners also received certain fees attributable to its prior delivery of a preliminary valuation of Image as a stand-alone entity and as a pro forma combined entity (including Image, Acorn and RLJ) and certain fees attributable to Salem Partners’ prior delivery of an oral opinion regarding the fairness of the compensation to be paid to JH Partners, LLC in connection with providing credit enhancement in connection with Image’s revolving line of credit. No portion of the Salem Partners fee is contingent upon the consummation of the Image merger. In addition, Image has agreed to reimburse Salem Partners’ expenses and indemnify Salem Partners against certain liabilities arising out of its engagement. Also, in the ordinary course of Salem Partners’ business, Salem Partners may have long or short positions in the Image common stock for its own account and for the accounts of Salem Partners’ customers.

Salem Partners has consented to the inclusion of its written opinion, dated March 29, 2012, and presentation materials delivered to the special committee in connection with the oral delivery of the Salem Partners opinion on March 29, 2012, in this joint proxy statement/prospectus. The full text of the written opinion, dated March 29, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as Annex D to this joint proxy statement/prospectus. Presentation materials delivered to the special committee in connection with the oral delivery of the Salem Partners opinion are attached as Exhibit 99.9 to the registration statement of which this joint proxy statement/prospectus is a part. The Salem Partners opinion was provided to the special committee and Image board in connection with their consideration of the transactions contemplated by the Image merger agreement, and is limited to the fairness of the Image merger consideration from a financial point of view to be received by holders of Image common stock other than the insider stockholders as of the date of such opinion and does not address any other aspect of the Image merger. The Salem Partners opinion is not a recommendation to any stockholder of Image as to how any stockholder should vote or take any other action with respect to the proposed transaction or any other matter and should not be relied upon by the Image stockholders as such. The summary of the Salem Partners opinion set forth below is qualified in its entirety by reference to the full text of the Salem Partners opinion attached as Annex D to this joint proxy statement/prospectus, which should be read carefully and in its entirety.

Image Information Reviewed

In connection with Salem Partners’ review of the proposed Image merger and the preparation of the Salem Partners opinion, Salem Partners examined:

•	a draft of the Image merger agreement dated as of March 28, 2012;
•	a draft of the Image preferred stock purchase agreement dated as of February 6, 2012, and a summary of the principal terms of the unsecured subordinated promissory notes to be attached as Exhibit A thereto dated as of March 13, 2012;
•	certain audited historical financial statements of Image as of March 31, 2009, March 31, 2010 and March 31, 2011 and for the fiscal years then ended;
•	the unaudited financial statements of Image as of December 31, 2011 and for the nine months then ended;
•	certain internal business, operating and financial information and forecasts of Image prepared and provided by senior management of Image, which we refer to as the Image forecasts;
•	the financial terms of the Image merger compared with publicly available information regarding the financial terms of certain other business combinations Salem Partners deemed relevant;
•	the financial position and operating results of Image compared with those of certain other publicly traded companies Salem Partners deemed relevant;
•	current and historical market prices and trading volumes of the Image common stock; and
•	certain other publicly available information about Image.

RLJ Information Reviewed

In connection with Salem Partners’ review of the proposed Image merger and the preparation of the Salem Partners opinion, Salem Partners examined:

•	the Prospectus dated February 15, 2011 filed by RLJ with the SEC on February 17, 2011 pursuant to Rule 424(b)(4) under the Securities Act;
•	the audited financial statements of RLJ for the twelve months ended December 31, 2011;
•	certain other publicly available information about RLJ;

•	a draft dated March 15, 2012 of the Summary of Principal Terms and Conditions of $72,000,000 Senior Secured Credit Facilities; and
•	a draft dated March 23, 2012 of the Commitment Letter and a draft dated March 23, 2012 of the Fee Letter from SunTrust Robinson Humphrey and SunTrust Bank for a proposed credit facility for RLJ.

Acorn Information Reviewed

In connection with Salem Partners’ review of the proposed Image merger and the preparation of the Salem Partners opinion, Salem Partners examined:

•	a draft of the Acorn stock purchase agreement dated March 16, 2012 among RLJ, Acorn, the Shareholders of Acorn, and Peter Edwards, as the Acorn shareholder representative, pursuant to which RLJ will acquire all of the outstanding stock of Acorn, which transaction we refer to as the Acorn stock purchase;
•	the audited historical financial statements of Acorn as of December 31, 2009 and December 31, 2010 and for the fiscal years then ended;
•	the unaudited draft financial statements of Acorn as of December 31, 2011 and for the fiscal year then ended;
•	certain internal business, operating and financial information and forecasts of Acorn prepared and provided by senior management of Image, which we refer to as the Acorn forecasts;
•	the financial terms of the Acorn stock purchase compared with publicly available information regarding the financial terms of certain other business combinations Salem Partners deemed relevant;
•	the share sale agreement relating to ACL, which we refer to as ACL, between Chorion (IP) Limited, Acorn Productions Limited and Chorion Limited dated February 29, 2012;
•	the Credit Agreement between Acorn and SunTrust Bank, dated as of February 28, 2012;
•	certain unaudited financial information concerning ACL, including historical balance sheets as of March 31, 2009, March 31, 2010 and March 31, 2011 and income statements for the years then ended and a balance sheet as of December 31, 2011 and an income statement for the nine months then ended;
•	certain potential cost savings, operating synergies and other strategic benefits estimated by senior management of Image to result from the consummation of the Image merger and the Acorn stock purchase, which we refer to as the Acorn synergies; and
•	certain other information about Acorn provided to Salem Partners by senior management of Image.

Salem Partners also held discussions with members of the senior management of Image to discuss the foregoing, considered other matters which Salem Partners deemed relevant to its inquiry and took into account such accepted financial and investment banking procedures and considerations as Salem Partners deemed relevant. In connection with Salem Partners’ engagement, Salem Partners was not requested or authorized to approach, nor did Salem Partners hold any discussions with, any third parties to solicit offers or indications of interest to acquire all or any part of Image, nor did Salem Partners evaluate potential alternative transactions.

In rendering its opinion, Salem Partners assumed, with the consent of the special committee, and relied upon, without independent verification, the accuracy and completeness of all the information supplied to, examined by or otherwise reviewed or discussed with Salem Partners for purposes of the Salem Partners opinion, including, without limitation, the Image forecasts, the Acorn forecasts and the Acorn synergies, and Salem Partners did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Image or any other entity and was not furnished with any such evaluation or appraisal, nor did Salem Partners evaluate the solvency or fair value of Image or any other entity under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Salem Partners did not assume any obligation to conduct any physical inspection of the properties or facilities of Image or any other entity. Salem Partners assumed, with the consent of the special committee, that Image, RLJ and Acorn are not aware of any information that might be material to the Salem Partners opinion that was not provided to Salem Partners. Salem Partners was advised by the senior management of Image that the Image forecasts and the Acorn forecasts examined by Salem Partners were reasonably prepared on bases reflecting the best then-available estimates and judgments of the senior management of Image as to the future performance, results of operations and financial condition of Image and Acorn. In that regard, Salem Partners assumed, with the consent of the special committee, that all material assets and liabilities (contingent or otherwise) of Image, RLJ and Acorn were as set forth in Image’s financial statements, RLJ’s financial statements, Acorn’s financial statements or other information made available to Salem Partners. Salem Partners relied upon and assumed, with the consent of the special committee, without independent verification, that there had been no material change in the assets, financial condition, business or prospects of Image, RLJ or Acorn since the date of the most recent financial statements made available to Salem Partners. In addition, Salem Partners relied upon, without independent verification, the assessments of senior management of Image regarding the Acorn synergies and assumed, upon the advice of Image, that there would be no developments with respect to any of the foregoing matters that would have an adverse effect on the contemplated benefits of the Image merger or the transactions contemplated by the Acorn stock purchase agreement. The Salem Partners opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to Salem Partners as of, the date of the Salem Partners opinion. The credit, financial and stock markets have been experiencing unusual volatility, and Salem Partners expressed no opinion or view on, or predicted or took into account any changes which may occur or the potential effects of such volatility, or information which may become available, after the date of the Salem Partners opinion. Salem Partners expressed no opinion as to the prices at which shares of RLJ will trade following the announcement of the Image merger or shares of New RLJ will trade following consummation of the Image merger. The Salem Partners opinion should not be viewed as providing any assurance that the market value of the shares of New RLJ to be held by holders of Image common stock after consummation of the Image merger will be in excess of the market value of the Image common stock other than insider stockholders owned by such holders at any time prior to the announcement or consummation of the Image merger.

It should be understood that, although subsequent developments may affect the Salem Partners opinion, Salem Partners does not have any obligation to update, revise or reaffirm the Salem Partners opinion unless specifically requested by the special committee. Salem Partners further assumed, with the consent of the special committee, that the Image merger will be entitled to tax free rollover treatment under Section 351 of Internal Revenue Code. Salem Partners was not requested to, and did not, participate in the negotiation of, nor was Salem Partners asked to consider, and the Salem Partners opinion does not address, the relative merits of the Image merger as compared to any alternative business strategies that might exist for Image or the effect of any other transaction in which Image might engage. Salem Partners was not requested to, nor did it, seek alternative participants for the proposed Image merger. Consequently, Salem Partners expressed no opinion as to whether any alternative transaction might produce consideration for the holders of Image common stock other than the insider stockholders in an amount in excess of the Image merger consideration.

In rendering the Salem Partners opinion, Salem Partners assumed, with the consent of the special committee, that the executed Image merger agreement and Acorn stock purchase agreement were in all material respects identical to the last drafts reviewed by Salem Partners and that none of the outstanding options to purchase Image common stock will be exercised prior to the closing of the Image merger. Salem Partners relied upon and assumed, with the consent of the special committee, without independent verification, that (i) the representations and warranties of all parties to the Image merger agreement, the Acorn stock purchase agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Image merger will be consummated pursuant to the terms of the Image merger agreement without amendments thereto and that the Acorn acquisition will be consummated immediately following the closing of the Image merger, and (iv) all conditions to the consummation of the Image merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Salem Partners assumed, with the consent of the special committee, that all the necessary regulatory approvals and consents required for the Image merger will be obtained in a manner that will not adversely affect Image or the contemplated benefits of the Image merger.

The Salem Partners opinion, the issuance of which was approved by the Salem Partners Fairness Opinion Committee, is addressed to, and for the use and benefit of, the special committee and the Image board in connection with their consideration of the transactions contemplated by the Image merger agreement. The Salem Partners opinion is limited to the fairness, from a financial point of view, of the Image merger consideration to be paid to the holders of the outstanding Image common stock other than the insider stockholders in connection with the Image merger, and Salem Partners does not address the merits of the underlying decision by Image to engage in the Image merger or the Acorn stock purchase, the form or structure of the Image merger, or the likelihood of consummation of the Image merger. In addition, the Salem Partners opinion does not address, the fairness to, or any other consideration of, the holders of any other securities of Image, including the consideration to be paid under the Image preferred stock purchase agreement to the holders of the preferred stock or creditors or other constituencies of Image, nor the amount or nature of consideration or compensation to be paid or payable to any of Image’s officers, directors or employees, insider stockholders or any other class of persons, whether relative to the Image merger consideration received by the holders of outstanding Image common stock other than the insider stockholders or otherwise.

The following is a brief summary of the material financial analyses performed by Salem Partners in connection with its oral opinion and the Salem Partners opinion. Certain of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Salem Partners, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Salem Partners, nor does the order of analyses described represent relative importance or weight given to those analyses by Salem Partners. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 28, 2012, and is not necessarily indicative of current market conditions.

Image Merger Consideration

In connection with the Image merger, each share of Image common stock shall be cancelled and, except for up to 35.4 million shares contributed by insider stockholders and shares for which Image stockholders have exercised dissenters’ rights, shall be converted automatically into the right to receive up to 2,289,000 shares of New RLJ common stock, less up to 150,000 shares of common stock of New RLJ depending on the expenses incurred by Image in connection with the Image merger agreement (up to a maximum of $1.5 million of such expenses), divided by the number of shares of Image common stock outstanding immediately prior to the effective time of the Image merger, or 0.00972 shares of New RLJ, assuming the maximum of 150,000 transaction expense shares.

Implied Transactional Statistics:  Salem Partners calculated several values implied by the Image merger consideration, including Image’s implied fully diluted equity value and enterprise value. The following table summarizes the results of this analysis:

	Values Implied by Price Per Image Common Share as of March 28, 2012 of $0.085	Values Implied by Per Share Image Merger Consideration of $0.097
Image fully diluted equity value	$21.7 million	$24.8 million
Image fully diluted enterprise value	$64.2 million	$67.3 million

Salem Partners also calculated certain trading multiples implied by (i) the closing trading price of Image common stock on March 28, 2012 of $0.0850 per share and (ii) the per share Image merger consideration of $0.097 per share. For each of these values, Salem Partners calculated the multiples of Image’s implied enterprise value to Image’s revenue and EBITDA or estimated revenue and EBITDA for fiscal years 2012 and 2013 using estimates prepared by Image senior management. The following table summarizes the results of these analyses:

	Enterprise Value to Revenue and EBITDA Multiples Implied by Closing Trading Price of $0.085 Per Share	Enterprise Value to Revenue and EBITDA Multiples Implied by Per Share Image Merger Consideration of $0.097 per share
Estimated Fiscal 2012 Revenue	0.61x	0.63x
Estimated Fiscal 2012 EBITDA	12.4x	13.0x
Estimated Fiscal 2013 Revenue	0.55x	0.58x
Estimated Fiscal 2013 EBITDA	9.7x	10.1x

Salem Partners also calculated the premium of the per share Image merger consideration over the closing trading price of Image common stock on March 28, 2012 and over the closing trading prices of Image common stock on various dates over the period from March 29, 2011 to March 28, 2012. The following table summarizes this analysis.

Premium of Per Share Image Merger Consideration over Closing Trading Prices
March 28, 2012 price of $0.085 per share	14.3%
February 27, 2012 price of $0.090 per share	8.0%
December 29, 2011 price of $0.040 per share	143.0%
September 30, 2011 price of $0.110 per share	(11.7%)
March 29, 2011 price of $0.190 per share	(48.9%)

Using publicly available information, Salem Partners also calculated the implied premiums paid in 138 selected change-of-control transactions since January 1, 2009 in which a 20% or greater stake was acquired and in which the market capitalization of the target company was less than $250 million. All premiums calculated for the selected transactions were based on the target company’s stock price one day prior to announcement of the relevant transaction and on information available at the time of announcement of the relevant transaction. Salem Partners has observed that premiums to the stock prices paid by public market investors are typically paid by the acquiring party in connection with the acquisition of an equity stake sufficient in size to allow the acquirer to exert influence over, or control, the business and operations of the target company. Salem Partners’ inclusion of this analysis was intended by Salem Partners to compare the premiums paid in those transactions to the premium being received by Image shareholders in the Image merger. Salem Partners excluded transactions in which the target company held a market capitalization of greater than $250 million at the time of the announced transaction in order to create a list of transactions in which the target companies were more comparably sized to Image. Salem Partners did not exclude transactions involving targets in any particular industry because the purpose of the analysis was to compare the premiums paid for control of, or influence over, a company, rather than analyzing relative valuations of companies in a specific industry. Listed below are the 138 change-of-control transactions that Salem Partners reviewed as part of its analysis.

Target	Acquirer
Arena Leisure plc	Aldersgate Investments Ltd
Aspiro AB	Schibsted ASA
FlexSystem Holdings Ltd.	Private investor
Cogdell Spencer Inc.	Ventas, Inc.
Parlux Fragrances Inc.	Perfumania Holdings, Inc.
PaperlinX Limited	Undisclosed buyer
Baldwin Technology Co. Inc.	Forsyth Capital Investors, LLC
Marisol S.A.	GFV Participações Ltda.
Japan Hotel and Resort, Inc.	Nippon Hotel Fund Investment Corp
WCA Waste Corporation	Macquarie Infrastructure Partners
InfoVista SA	Thoma Bravo, LLC
Living and Leisure Australia Group	Merlin Entertainment (Australia) Pty Ltd.
CryptoLogic Limited	Amaya Gaming Group Inc.
Morton’s Restaurant Group, Inc.	Private investor
Crocodile Gold Corp.	Luxor Capital Group, LP
Dynetek Industries Ltd.	Undisclosed buyer
Newave Energy Holding SA	ABB Ltd.

Target	Acquirer
Dagon AB	Klövern AB
Up Garage Co. Ltd.	Private investors
Sanjo Machine Works Ltd.	Private investor
Resurs CNC AB	WISE Group AB
Razor Risk Technologies Limited.	TMX Group Inc.
Accent Resources N.L.	Xinyang Resources (HK) Limited
Fibrek Inc.	Resolute Forest Products
Valpey Fisher Corp.	CTS Corporation
Xiring	Ingenico SA
Emerge Oil & Gas Inc.	Twin Butte Energy Ltd.
China GrenTech Corp. Ltd.	Private investor
Pinnacle Data Systems Inc.	Avnet Integrated Resources
OOHMedia Group Ltd.	CHAMP Private Equity
Horipro Incorporated	Private investors
Sonesta International Hotels Corp.	Hospitality Properties Trust
RueDuCommerce SA	Alta Penthievre SAS
Mac-Gray Corp.	KP Capital Partners
Futuremed Healthcare Products Corporation	Cardinal Health Canada Inc.
Alterian plc	SDL plc
Signature Metals Limited	LionGold Corp Ltd
Mk Capital Management Corporation	Marble Holdings
Foncière Paris France	Paris Hotels Roissy Vaugirard
Decca Holdings Ltd.	Private investor
AECO Technology Co., Ltd.	WPG Holdings Limited
CIG Yangtze Ports PLC	Private investor
Contango Capital Partners Limited	Contango MicroCap Limited; Contango Asset Management Ltd
NIC Corp.	The Carlyle Group LP
Escor Casinos & Entertainment S.A.	Highlight Communications AG
Noble Jewelry Holdings Limited	Private investors
Bals Corp.	TM-CORPORATION
Ect Industries Sa	NSE Holding, SA
Vertro, Inc.	Inuvo, Inc.
China Advanced Construction Materials Group, Inc.	Private investors
Bannerman Resources Limited	Hanlong Mining Investment Pty Ltd.
Witte Molen NV	Value8 NV
SeraCare Life Sciences, Inc.	MSMB Capital Management LLC
Ipsogen SA	Qiagen NV
WPCS International Incorporated	Multiband Corporation
Serma Technologies	Chequers Capital
International Federation of the Periodical Press	Acanthe Developpement
Modelabs SA	BigBen Interactive
Le Tanneur et Cie	Qatar Luxury Group S.P.C.
NSX, Ltd	The Financial and Energy Exchange Ltd.
SDS Biotech K.K.	Idemitsu Kosan Co. Ltd.
Carry Wealth Holdings Ltd.	Private investor
IGB Eletronica S.A.	Companhia Brasileira de Tecnologia Digital
MagIndustries Corp.	Evergreen Industries Holding Group Co., Ltd.
Pinewood Shepperton plc	Peel Holdings p.l.c.
Metrologic Group	The Carlyle Group LP
Redbank Energy Limited	TPG Capital
JSC Sitronics	Concern Radiotechnical and Informational Systems, JSC
Pulse Electronics Corporation	Bel Fuse Inc.
Joyou AG	Grohe Holding GmbH
Kresta Holdings Ltd.	Avatar Industries Ltd.
WET Automotive Systems AG	Amerigon Europe GmbH
FlexSystem Holdings Ltd.	Private investor
KTP Holdings Ltd.	Private investor
Frankland River Olive Co Ltd	Toscana (WA) Pty Ltd

Target	Acquirer
Datacolor AG	Private investor
Dragon Mountain Gold Ltd	Private investor
Solarparc AG	SolarWorld AG
Colonia Real Estate AG	TAG Immobilien AG.
Pennichuck Corp.	Government entity
Laguna Resources NL	Kingsgate Consolidated Limited
Larry Jewelry International Company Limited	Galaxy Asset Management (HK) Limited
IVAX Diagnostics Inc.	ERBA Diagnostics Mannheim GmbH
New Island Printing Holdings Ltd.	Private investor
Sunrise (China) Technology Group Limited	Private investor
Solving Efeso International	Argos Soditic
Gemini Investments (Holdings) Limited	Sino-Ocean Land (Hong Kong) Limited
Kawamura Cycle Co. Ltd.	Max Co. Ltd.
WAREHOUSE Co.Ltd.	Geo Holdings Corporation
Mesa Minerals Limited	Mineral Resources Ltd
Zhongyu Gas Holdings Ltd.	China Gas Holdings Ltd.
TRANSRADIO SenderSysteme Berlin AG	Pernix Group Inc
Greenfield Chemical Holdings Ltd.	Private investors
Valtech SA	SiegCo SA
Energy Metals Limited	China Uranium Development Company Limited
China Tycoon Beverage Holdings Limited	Private investor
RMA Energy Limited	CREC Resources (Aust) Pty. Ltd.
Income Opportunity Realty Investors Inc.	Transcontinental Realty Investors Inc.
North Australian Diamonds Limited	Legend International Holdings, Inc.
Inventoriste SA	Groupama Private Equity
Cornerstone Therapeutics Inc.	Chiesi Farmaceutici S.p.A
Hemtex AB	Hakon Invest AB
Sheng Yuan Holdings Limited	Private investor
Planet Metals Limited	Metallica Minerals Ltd.
CyBio AG	Analytik Jena AG
Same Time Holdings Ltd.	Private investors
Xnet Corp.	NTT Data Corporation
O’Charley’s Inc.	Fidelity National Financial, Inc.
Radvision Ltd.	Avaya Inc.
Great Wolf Resorts, Inc.	Apollo Global Management, LLC
Midas Inc.	TBC Corporation
Fibrek Inc.	Mercer International Inc.
UP Inc.	Benesse Holdings, Inc.
China TransInfo Technology Corp.	Private investor
WestSide Corporation Limited	Liquefied Natural Gas Ltd.
Adams Golf Inc.	Taylor Made Golf Company, Inc.
SeraCare Life Sciences, Inc.	Linden LLC
ATS Corporation	Salient Federal Solutions, Inc.
Metro International SA	Investment AB Kinnevik
Totoku Electric Co. Ltd.	Furukawa Electric Co., Ltd.
Magma Metals Ltd.	Panoramic Resources Ltd.
Aerowatt	Kleinkraftwerk Birseck AG
Onvia Inc.	Symphony Technology Group
Scandinavian Resources Limited	Hannans Reward Ltd.
UCL Resources Limited	Minemakers Limited
Gushan Environmental Energy Limited	Private investor
Tibet Pharmaceuticals, Inc.	Private investor
New Frontier Media Inc.	Longkloof Limited
Capilon AB	Verdane Capital
Next Japan Holdings Company Limited	J Trust Co., Ltd.
URSA Major Minerals Incorporated	Prophecy Platinum Corporation
Rift Valley Resources Limited	Bright Star Resources Limited
Aurium Resources Limited	Padbury Mining Limited
Met’s Corp.	Private investor

Target	Acquirer
Curnamona Energy Limited	Havilah Resources NL
Aeroquest International Ltd.	Geotech Ltd.
JBIS Holdings, Inc.	NTT Data Corporation
Manta Holdings Co Ltd.	Private investors

Salem Partners derived the following information from data observed for the selected precedent transactions.

	Average Premium Over Target Share Price One Day Prior	Median Premium Over Target Share Price One Day Prior
138 Transactions Since January 1, 2009	31.6%	23.0%
33 Transactions in 2012	34.9%	25.7%
72 Transactions in 2011	39.2%	24.4%
17 Transactions in 2010	13.7%	23.3%
16 Transactions in 2009	4.7%	14.6%

Historical Stock Price Performance:  Salem Partners analyzed the prices at which Image common stock traded from March 29, 2011 to March 28, 2012. Salem Partners noted that the high closing price of Image common stock during this period was $0.190 on March 29, 2011, and the low closing price of Image common stock during this period was $0.030 on December 28, 2011. Salem Partners also noted the closing prices of Image common stock for various dates as summarized in the table below:

Closing Price
March 28, 2012	$0.085
30 days prior (February 27, 2012)	$0.090
90 days prior (December 29, 2011)	$0.040
180 days prior (September 30, 2011)	$0.110
360 days prior (March 29, 2011)	$0.190

In addition, Salem Partners analyzed the historical performance of the Image common stock from March 29, 2007 to March 28, 2012 compared to the historical stock price performance of the S&P 500 index, the S&P 500 Movies and Entertainment Index and the Dow Jones U.S. Broadcasting & Entertainment Index over the same period, as summarized in the table below:

Stock Price Performance From March 29, 2007 to March 28, 2012
Image common stock	(97.5%)
S&P 500 Index	(1.2%)
S&P 500 Movies & Entertainment	6.6%
Dow Jones U.S. Broadcasting & Entertainment	19.5%

Comparable Companies Analysis:  A comparable companies analysis is a method of valuing a business by utilizing the metrics of other similar companies. A group of comparable companies is often chosen based upon similarities in operations or industry. Certain valuation metrics for those companies, such as an Enterprise Value to EBITDA multiple, are then derived based upon available financial information. This valuation methodology functions under the assumption that similar companies will also have similar valuation multiples. The valuation multiples for the comparable group of companies can then be applied to the relevant financial metrics of a subject company in order to derive an implied enterprise value for the subject company.

Image Comparable Companies Analysis:  Using publicly available information, Salem Partners compared certain financial and other information of Image with corresponding financial and other information for certain publicly traded media and entertainment companies that Salem Partners determined to be relevant. Salem Partners selected these companies because they are publicly traded companies that, for the purposes of this analysis, have been deemed by Salem Partners to have operations in areas of business that may be similar to Image’s business. Many of the companies analyzed are of significantly larger size than Image but were included because many of the factors affecting the demand by consumers to purchase various forms of media and entertainment, are similar to those affecting Image. No company used as a comparison in this analysis is directly comparable to Image and the larger companies are not comparable in scale to Image. Salem Partners compared certain of Image’s financial information with that of the following companies: DHX Media Ltd., Navarre Corp., Rentrak Corporation, Gaiam Inc., Entertainment One Ltd., DreamWorks Animation SKG Inc., CBS Corporation, Viacom Inc., News Corp., Lions Gate Entertainment Corp., Walt Disney Co. and Time Warner Inc. Salem Partners reviewed fully diluted enterprise values, calculated as equity value plus net debt, as multiples of EBITDA for the latest twelve months. Salem Partners applied a range of multiples of enterprise value to EBITDA for Image of 7x to 12x, indicating a range of implied values per share of common stock of $0.016 to $0.145. Salem Partners selected the multiple range of 7x to 12x based on its analysis of the comparable company set and Salem Partners’ judgment that such a range is appropriate for Image’s valuation. Seven of the nine companies analyzed for which multiples were calculated traded at EBITDA multiples within the range chosen by Salem Partners.

Company Name	EV/EBITDA
DHX Media Ltd.	11.3x
Navarre Corp.	12.1x
Rentrak Corporation	NMF*
Gaiam Inc.	NMF*
Entertainment One Ltd.	8.2x
DreamWorks Animation SKG Inc.	12.6x
CBS Corporation	8.4x
Viacom, Inc.	7.9x
News Corp.	8.3x
Lions Gate Entertainment Corp.	NMF*
Walt Disney Co.	9.1x
Time Warner Inc.	7.3x
Mean	9.5x
Median	8.4x

*	NMF = not a meaningful figure

Precedent Transactions Analysis:  A precedent transactions analysis is a method of valuing a business by utilizing the valuations implied in a selected group of transactions. A group of transactions is selected in which the target company is similar in operations or industry to the subject company. Certain valuation metrics for those transactions, such as an Enterprise Value to EBITDA multiple, are then derived based upon available financial information. Like the comparable companies analysis, the precedent transactions analysis functions under the assumption that similar companies will have similar valuation multiples. The valuation multiples for the group of comparable transactions can then be applied to the relevant financial metrics of a subject company in order to derive and implied enterprise value for the subject company.

Image Precedent Transactions Analysis:  Using publicly available information, Salem Partners compared certain financial and other information of the Image merger with corresponding financial and other information for certain media and entertainment transactions that Salem Partners, using its professional judgment and expertise, determined to be comparable to the Image merger. Salem Partners selected these transactions because the target company in each such transaction is engaged in the production and distribution of video-based entertainment content. Salem Partners reviewed the following 30 selected transactions since January 1, 2003 involving targets in the entertainment industry.

Acquiror	Target	EV/EBITDA
Alliance Films, Inc.	Maple Pictures Corp.	N/A*
Ratos AB	Finnkino Oy	N/A*
Colony Capital, LLC	Miramax Film Corporation	N/A*
Viacom 18 Media Pvt., Ltd.	The Indian Film Company Limited	4.9x
Private investor	HandMade plc	N/A*
Dimensional Associates LLC	The Orchard Enterprises, Inc.	N/A*
Network 18 Media & Investments Ltd.; Television Eighteen Mauritius Ltd.	The Indian Film Company Ltd.	0.8x
Central European Media Enterprises Ltd.	Media Pro Entertainment Business	7.2x
Boomerang Media, LLC	Entertainment Rights plc (UK and US operations)	N/A*
Guglielmo Marchetti (Mondo CEO)	Mondo Home Entertainment SpA	12.7x
GNPR Investments LLC	Genius Products, LLC	N/A*
Relativity Media, LLC	Rogue Pictures	N/A*
Tesco PLC	Handleman UK Ltd.	N/A*
Shine Limited	Reveille LLC	N/A*
3i Group plc	Boomerang TV S.A.	N/A*
GE Capital SpA; Prima TV S.p.A.	Eagle Pictures S.p.A.	N/A*
Lions Gate Entertainment Corp.	Roadside Attractions, LLC	N/A*
Mediaset SpA	Medusa Film S.p.A.	N/A*
Red Zone Capital	Dick Clark Productions	N/A*
Marwyn Investment Management LLP	Entertainment One Ltd.	6.9x
Entertainment UK Ltd.	Bertram Group Ltd.	7.3x
Castle Harlan, Inc.	Baker & Taylor Corporation	N/A*
First Look Studios Inc.	Ventura Distribution Inc.	3.2x
Clarity Partners, LP	Liberation Entertainment, Inc.	N/A*
Viacom (Paramount Pictures)	DreamWorks SKG	N/A*
Entertainment One Ltd.	KOCH Entertainment	N/A*
Providence Equity Partners/ 3i	Crown Media Holdings, Inc.	N/A*
ContentFilm, Inc.	Winchester Entertainment plc	N/A*
Lions Gate Entertainment	Artisan Entertainment	5.3x
Winchester Entertainment plc	Cobalt Media Capital Ltd.	N/A*

*	N/A = information not available

Salem Partners compared the fully diluted enterprise values in the selected precedent transactions as multiples of the latest twelve months EBITDA for the target company in each transaction for which relevant financial information was available. Salem Partners applied a range of multiples of enterprise value to EBITDA of 5x to 8x to arrive at a range of implied values per share of common stock of ($0.036) to $0.042. Salem Partners selected the multiple range for Image of 5x to 8x based on its analysis of the precedent transaction set, which included an average enterprise value to EBITDA multiple within the range chosen by Salem Partners, as well as Salem Partners’ judgment that such a range is appropriate for Image’s valuation.

Discounted Cash Flow Analysis:  A discounted cash flow analysis is a method of valuing an asset or business based upon estimates of the future cash flows generated by the asset or business, and then discounting those cash flows back to the present using an appropriate discount rate that takes into account macroeconomic assumptions, estimates of risk, the opportunity cost of capital, capitalized returns and other factors that may be relevant. In addition to the future cash flows generated by the asset or business, a terminal value is often applied, representing the capitalized value of all cash flows from the asset or business for the period beyond the final forecasted period. This terminal value is then also discounted by the appropriate discount rate in order to arrive at a present value. The combination of the present value of future cash flows and present value of terminal value are then combined to produce a resulting enterprise value of the business or asset.

Image Discounted Cash Flow Analysis:  Salem Partners conducted a discounted cash flow analysis to determine the implied enterprise value and resulting fully diluted equity value per share of Image. Salem Partners used financial projections provided to Salem Partners by senior management of Image, including projections and assumptions relating to, among other items, revenue, operating costs, taxes, working capital, capital expenditures, depreciation and future cash flows, to determine terminal value for Image. The projected cash flows and resulting terminal value were then discounted back to the present using what Salem Partners believed to be an appropriate discount rate. Salem Partners determined the discount rate for the Image discounted cash flow analysis based upon a Weighted Average Cost of Capital, or “WACC,” analysis. The WACC represents the required rate of return on total capitalization of the subject company. The WACC is comprised of the estimated required rate of return on equity plus the current tax-effected rate of return on long-term debt plus the rate of return of preferred equity, weighted by the relative percentages of equity, debt and preferred equity in Image’s capital structure. The resulting discount rate derived from the WACC analysis for the Image discounted cash flow analysis was 11.5%. Based on the Image discounted cash flow analysis, the implied equity value of Image was $0.9 million, or approximately $0.004 per share.

Acorn Acquisition and Resulting Combined Company:  Immediately following the Image merger, RLJ will acquire 100% of the stock of Acorn for consideration as outlined in the draft of the Acorn stock purchase agreement. Upon closing of the Image merger and the Acorn stock purchase, the combined company will include the combined assets and operations of Image, Acorn and RLJ.

Acorn Comparable Companies Analysis:  Using publicly available information, Salem Partners compared certain financial and other information of Acorn with corresponding financial and other information for certain publicly traded media and entertainment companies that Salem Partners determined to be relevant. Salem Partners selected these companies because they are publicly traded companies that, for the purposes of this analysis, have been deemed by Salem Partners to have operations in areas of business that may be similar to Acorn’s business. Many of the companies analyzed are of significantly larger size than Acorn but were included because many of the factors affecting the demand by consumers to purchase various forms of media and entertainment are similar to those affecting Acorn. No company used as a comparison in this analysis is directly comparable to Acorn and the largest companies are not comparable in scale to Acorn. Salem Partners compared certain of Acorn’s financial information with that of the following companies: DHX Media Ltd., Navarre Corp., Rentrak Corporation, Gaiam Inc., Entertainment One Ltd., DreamWorks Animation SKG Inc., CBS Corporation, Viacom Inc., News Corp., Lions Gate Entertainment Corp., Walt Disney Co. and Time Warner Inc. Salem Partners reviewed fully diluted enterprise values, calculated as equity value plus net debt, as multiples of EBITDA for the latest twelve months. Salem Partners applied a range of multiples of enterprise value to EBITDA of 7x to 12x, indicating a range of implied equity value of Acorn of $103.6 million to $192.9 million. Salem Partners selected the multiple range for Acorn of 7x to 12x based on its analysis of the comparable company set and Salem Partners’ judgment that such a range is appropriate for Acorn’s valuation. Seven of the nine companies analyzed for which multiples were calculated traded at EBITDA multiples within the range chosen by Salem Partners.

Acorn Precedent Transactions Analysis:  Using publicly available information, Salem Partners compared certain financial and other information of the Acorn stock purchase with corresponding financial and other information for certain media and entertainment transactions that Salem Partners, using its professional judgment and expertise, determined to be comparable to the Acorn stock purchase. Salem Partners selected these transactions because the target company in each such transaction is engaged in the production and distribution of video-based entertainment content. You should be aware that no target company in this analysis is directly comparable to Acorn and no transaction in this analysis is identical to the Acorn stock purchase. Salem Partners reviewed 30 selected transactions involving targets in the entertainment industry since January 1, 2003 (as stated above). Salem Partners compared the fully diluted enterprise values in the selected precedent transactions as multiples of the latest twelve months EBITDA for the target company in each transaction for which relevant financial information was available. Salem Partners applied a range of multiples of enterprise value to EBITDA of 5x to 8x, and, after subtracting net debt and minority interest, arrived at a range of implied equity value of Acorn of $67.9 million to $121.5 million. Salem Partners selected the multiple range for Acorn of 5x to 8x based on its analysis of the precedent transaction set, which included an average enterprise value to EBITDA multiple within the range chosen by Salem Partners, as well as Salem Partners’ judgment that such a range is appropriate for Acorn’s valuation.

Acorn Discounted Cash Flow Analysis:  Salem Partners conducted a discounted cash flow analysis to determine the implied enterprise value and resulting fully diluted equity value of Acorn. Salem Partners used financial projections provided to Salem Partners by senior management of Image, including projections and assumptions relating to, among other items, revenue, operating costs, taxes, working capital, capital expenditures, depreciation and future cash flows, to determine terminal value for Acorn. The projected cash flows and resulting terminal value were then discounted back to the present using what Salem Partners believed to be an appropriate discount rate. Salem Partners determined the discount rate for the Acorn discounted cash flow analysis based upon a WACC analysis. The WACC represents the required rate of return on total capitalization of Acorn. The WACC is comprised of the estimated required rate of return on equity plus the current tax-effected rate of return on long-term debt plus the rate of return of preferred equity, weighted by the relative percentages of equity, debt and preferred equity in Acorn’s capital structure. The resulting discount rate derived from the WACC analysis for the Acorn discounted cash flow analysis was 12.5%. Based on the Acorn discounted cash flow analysis, the implied equity value of Acorn was $121.8 million.

Combined Company Comparable Companies Analysis:  Using publicly available information, Salem Partners compared certain financial and other information of the pro forma combined company with corresponding financial and other information for certain publicly traded media and entertainment companies that Salem Partners determined to be relevant. Salem Partners selected these companies because they are publicly traded companies that, for the purposes of this analysis, have been deemed by Salem Partners to have operations in areas of business that may be similar to the business of the pro forma combined company. Many of the companies analyzed are of significantly larger size than the pro forma combined company but were included because many of the factors affecting the demand by consumers to purchase various forms of media and entertainment, are similar to those affecting the pro forma combined company. No company used as a comparison in this analysis is directly comparable to the pro forma combined company. Salem Partners compared certain of the pro forma combined company’s financial information with that of the following companies: DHX Media Ltd., Navarre Corp., Rentrak Corporation, Gaiam Inc., Entertainment One Ltd., DreamWorks Animation SKG Inc., CBS Corporation, Viacom Inc., News Corp., Lions Gate Entertainment Corp., Walt Disney Co. and Time Warner Inc. Salem Partners reviewed fully diluted enterprise values, calculated as equity value plus net debt, as multiples of EBITDA for the latest twelve months. Salem Partners applied a range of multiples of enterprise value to EBITDA of 7x to 12x, indicating a range of implied equity value of the combined company of $204.3 million to $377.9 million. Salem Partners selected the multiple range for the pro forma combined company of 7x to 12x based on its analysis of the comparable company set and Salem Partners’ judgment that such a range is appropriate for the pro forma combined company’s valuation. Seven of the nine companies analyzed for which multiples were calculated traded at EBITDA multiples within the range chosen by Salem Partners.

Combined Company Precedent Transactions Analysis:  Using publicly available information, Salem Partners compared certain financial and other information of the Image merger and Acorn stock purchase with corresponding financial and other information for certain media and entertainment transactions that Salem Partners determined to be comparable to the Image merger and Acorn stock purchase. Salem Partners selected these transactions because the target company in each such transaction is engaged in the production and distribution of video-based entertainment content. No target company in this analysis is directly comparable to the pro forma combined company and no transaction in this analysis is identical to the Image merger and Acorn stock purchase. Salem Partners reviewed 30 selected transactions involving targets in the entertainment industry since January 1, 2003 (as stated above). Salem Partners compared the fully diluted enterprise values in the selected precedent transactions as multiples of the latest twelve months EBITDA for the target company in each transaction for which relevant financial information was available. Based on this information and Salem Partners’ professional judgment and expertise, Salem Partners applied a range of multiples of enterprise value to EBITDA of 5x to 8x, and after subtracting net debt, arrived at a range of implied equity value of the combined company of $134.9 million to $239.0 million. Salem Partners selected the multiple range for the pro forma combined company of 5x to 8x based on its analysis of the precedent transaction set, which included an average enterprise value to EBITDA multiple within the range chosen by Salem Partners, as well as Salem Partners’ judgment that such a range is appropriate for the pro forma combined company’s valuation.

Combined Company Discounted Cash Flow Analysis:  Salem Partners conducted a discounted cash flow analysis to determine the implied enterprise value and resulting fully diluted equity value per share of the pro forma combined company. Salem Partners used financial projections provided to Salem Partners by senior management of Image, including projections and assumptions relating to, among other items, revenue, operating costs, taxes, working capital, capital expenditures, depreciation and future cash flows, to determine terminal value for the pro forma combined company. The projected cash flows and resulting terminal value were then discounted back to the present using what Salem Partners believed to be an appropriate discount rate. Salem Partners determined the discount rate for the pro forma combined company discounted cash flow analysis based upon a WACC analysis. The WACC represents the required rate of return on total capitalization of the pro forma combined company. The WACC is comprised of the estimated required rate of return on equity plus the current tax-effected rate of return on long-term debt plus the rate of return of preferred equity, weighted by the relative percentages of equity, debt and preferred equity in the pro forma combined company’s capital structure. The resulting discount rate derived from the WACC analysis for the pro forma combined company discounted cash flow analysis was 12.3%. Based on the pro forma combined company discounted cash flow analysis, the implied equity value of the combined company was $219.4 million.

In conducting all of the above previous analyses, Salem Partners compared certain financial and other information of Image, Acorn and the pro forma combined company to other companies, and certain financial and other information of the Image merger and Acorn stock purchase to other transactions. It is important to note that no company included in any of the above analyses is directly comparable to Image, Acorn or the pro forma combined company, and no transaction is identical to the Image merger or Acorn stock purchase. Because no target company used in any of the above analyses is directly comparable to Image, Acorn or the pro forma combined company, and because no transaction is identical to the Image merger or Acorn stock purchase, Salem Partners believed it inappropriate to, and therefore did not, rely solely on the quantitative results of the above analyses, and accordingly used its professional judgment and expertise to make certain qualitative judgments in conducting the above analyses. Therefore, an evaluation of results is not entirely mathematical. Rather, the above analyses involve complex considerations and judgments concerning the differences in financial an operating characteristics that could affect the acquisition or other values of the companies or transactions to which Image, Acorn, the pro forma combined company, the Image merger, and the Acorn stock purchase were compared.

The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Salem Partners considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by Salem Partners. Furthermore, Salem Partners believes that selecting any portion of Salem Partners’ analyses, without considering all of its analyses, would create an incomplete view of the process underlying Salem Partners’ analysis and opinion. In addition, Salem Partners may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Salem Partners’ view of the actual value of Image, Acorn or the pro forma combined company.

In addition, as described above, the Salem Partners opinion was one of the many factors taken into consideration by the special committee in making its determination to recommend the Image merger to the Image board. Consequently, the Salem Partners analyses as described above should not be viewed as determinative of the opinion of the special committee or the Image board with respect to the value of Image or of whether the special committee or Image board would have been willing to agree to different consideration.

Interests of Officers and Directors in the Business Combination

Interests of RLJ Officers and Directors in the Business Combination

When you consider the recommendation of RLJ’s board of directors to vote in favor of the approval of the proposal to approve and adopt the Image merger agreement, you should keep in mind that RLJ’s directors and executive officers have interests in the business combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	RLJ’s amended and restated articles of incorporation provides that if a definitive agreement to consummate a business combination has been executed but no business combination is consummated by November 22, 2012, RLJ is required to begin the dissolution process provided for in RLJ’s amended and restated articles of incorporation. In the event of a dissolution,
º	the 3,593,750 shares of RLJ common stock that RLJ’s founders purchased prior to RLJ’s initial public offering for an aggregate purchase price of approximately $25,000 would become worthless, as the RLJ founders have waived any right to receive liquidation distributions with respect to these shares. Such shares had an aggregate market value of approximately $[• ] million, based upon the closing price of $[• ] on the OTCBB on [• ], 2012, the record date for the special meeting of RLJ’s stockholders.
º	all of the 6,666,667 sponsor’s warrants purchased by RLJ’s sponsor at a price of $0.75 per warrant for an aggregate purchase price of $5,000,000 would expire and become worthless. Such warrants had an aggregate value of approximately $[• ] million, based on the closing price of the RLJ warrants of $[• ] on the OTCBB on [• ], 2012, the record date for the special meeting of RLJ’s stockholders.
•	RLJ expects that Mr. Robert L. Johnson and Mr. H. Van Sinclair will be members of New RLJ’s board of directors following the consummation of the business combination, and Mr. Johnson will serve as Executive Chairman of New RLJ.

Mr. Johnson, who controls RLJ’s sponsor and is a member of RLJ’s board of directors, has agreed that, if RLJ dissolves prior to the consummation of a business combination, he will personally indemnify RLJ for any and all loss, liability, claim, damage and expense which it may become subject to as a result of a claim by any vendor, prospective target business or other entity that is owed money by RLJ for services rendered or products sold to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds held in RLJ’s trust account.

Interests of Image Directors and Officers in the Business Combination

In considering the recommendation of the Image board to vote for the proposal to adopt the Image merger agreement, Image stockholders should be aware that some of Image’s directors and executive officers may have interests in the Image merger that are different from, or in addition to, the interests of Image’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below. The Image board was aware of these interests and considered them, among other matters, during its deliberations of the merits of the Image merger agreement and in determining to recommend to Image stockholders that they vote to adopt the Image merger agreement and the other proposals to be brought before the special meeting. These potential conflicts of interest include:

•	with respect to the executive officers of Image, the potential receipt of severance payments;
•	the retention of officers of Image as officers of New RLJ;
•	the designation of two officers and directors of Image as directors of New RLJ;
•	the continuation of various indemnification and insurance obligations;
•	the treatment of restricted stock held by Image executive officers and directors at the effective time;
•	the contribution of shares of Image common stock held by the executive officers and directors of Image and affiliates of directors to Image;
•	the purchase by New RLJ of Image Series B Preferred Stock held by certain officers and directors of Image and affiliates of directors;
•	share escrow and note transfer arrangements entered into between the executive officers of Image and Image’s principal stockholders in connection with the Image Merger; and

•	the executive officers’ guarantee obligations under Image’s credit facility, which obligations will terminate if the business combination is completed.

Beneficial Ownership of Directors and Executive Officers

As of the close of business on [•  ], the record date for the special meeting, Image’s directors and executive officers beneficially owned and were entitled to vote approximately [•  ]% of Image’s total common stock outstanding on that date.

Employment Agreements: Severance Payments

In accordance with the terms of their employment agreements, certain of Image’s executive officers may be entitled to severance payments and continued benefits if their employment is terminated under certain circumstances.

Effective as of April 14, 2010, Image entered into an employment agreement with each of Messrs. Green and Avagliano, and a consulting agreement with Mr. Hyde and his wholly owned consulting company, Producers Sales Organization, or PSO, providing for an initial term ending April 13, 2013, and subject to advance-notice termination provisions, renewing automatically for one year terms. These agreements, which were subsequently amended on July 12, 2010, provide that each executive officer will be entitled to specified severance benefits, subject to execution of a customary general release of claims, if his employment or consulting engagement is terminated without “cause” (as defined in the agreement) or he terminates his employment or consulting engagement for “good reason” (as defined in the agreement). The severance benefits include: (i) a payment equal to 12 months of salary or consulting fees, as applicable, and a pro rata bonus opportunity; (ii) in the case of Messrs. Green and Avagliano, continuation of healthcare benefits for 12 months; and (iii) reimbursement of incurred expenses. Mr. Avagliano is also entitled to receive reimbursement for relocation expenses actually incurred by Mr. Avagliano within six months following termination of employment (up to an aggregate cap of $120,000 and a tax gross-up cap on any such amounts of $75,000). Each executive officer will receive a tax gross-up to the extent that payments under the employment or consulting agreements are “parachute payments” under Section 280G of the Code and subject to an excise tax under Section 4999 of the Code, subject to specified limitations, including an aggregate cap of $1 million on total gross-up payments to the executive officers under their employment and consulting agreements. The agreements also contain non-competition and non-solicitation covenants.

Employment Following the Mergers

Following the mergers, Mr. Green and Mr. Avagliano will serve as Chief Executive Officer and the Chief Financial Officer, respectively, of New RLJ. No executive officer of Image has entered into an employment agreement with New RLJ and it is currently anticipated that employment agreements will not be entered into until after the consummation of the business combination.

New RLJ Directors

Pursuant to the terms of the merger agreement, Messrs. Green and Hyde will serve as directors of New RLJ following the Image merger. Messrs. Green and Hyde are currently executive officers and directors of Image. For more information, see “New RLJ Executive Officers and Directors — Compensation of the New RLJ Board and Executive Officers,” beginning on page 223.

Indemnification and D&O Liability Insurance

Indemnification.  The certificate of incorporation and bylaws of the Image surviving corporation and New RLJ will contain provisions no less favorable with respect to indemnification than those set forth in the certificate of incorporation and bylaws of Image. RLJ has agreed that neither New RLJ nor the Image surviving corporation may, for a period of six years following the effective time of the Image Merger, amend, repeal or otherwise modify the charter documents of the surviving corporation in any manner that would affect adversely the rights thereunder, or under Image’s existing charter documents, of any indemnified person to indemnification, exculpation and advancement except to the extent required by law.

D&O Liability Insurance.  RLJ has agreed that the Image surviving corporation shall maintain, until the sixth anniversary of the effective time of the Image merger, directors’ and officers’ liability insurance policies not materially less favorable than those currently maintained by Image, with respect to all matters occurring prior to the effective time of the Image merger.

Restricted Stock Ownership

Many of the directors and senior officers of Image own shares of Image common stock that are subject to vesting provisions. Restricted stock awards were granted to non-employee, non-affiliate directors of Image under the Image 2008 Stock Awards and Incentive Plan and the Image 2011 Equity Incentive Plan. Under the Image merger agreement, the restricted stock awards granted under those plans will become fully vested and no longer subject to a risk of forfeiture at the effective time of the Image merger.

The senior officers of Image received restricted stock awards under the Image 2010 Equity Incentive Award Plan. These restricted stock awards are denominated as Type A, Type B or Type C, depending on the vesting provisions applicable to the awards. Under the Image merger agreement, all outstanding shares subject to Type A and Type B restricted stock awards will become fully vested at the effective time of the Image merger. All outstanding shares subject to Type C restricted stock awards will be forfeited without the payment of any consideration to the officers at the effective time of the Image merger.

The following table sets forth the number of shares subject to restricted stock awards held by the executive officers and directors of Image as of June 1, 2012 that will become fully vested in connection with completion of the Image merger, and the aggregate value of these shares.

Name	Number of Shares	Aggregate Value(1)
Theodore S. Green	9,508,427	$722,640
John W. Hyde	8,297,431	$630,605
John P. Avagliano	4,591,311	$348,940
Mary J. George	408,336	$31,034
Marshall A. Heinberg	408,336	$31,034

(1)	Based on a price of $0.076 per share, the average closing market price of Image common stock over the first five business days following public announcement of the Image merger on April 2, 2012.

Summary of Merger-Related Executive Officer Compensation Arrangements

Image is party to an employment agreement with each of Messrs. Green and Avagliano, and a consulting agreement with Mr. Hyde and his wholly owned consulting company, PSO. These agreements provide that each executive officer will be entitled to specified severance benefits if his employment or consulting engagement is terminated without “cause” or he terminates his employment or consulting engagement for “good reason.” The following table sets forth the estimated amounts of compensation that may be payable to each Image named executive officer, assuming the Image merger is completed on August 31, 2012 and the executive officer’s employment is terminated without cause or by the executive officer for good reason on August 31, 2012. As disclosed above under “New RLJ Executive Officers and Directors,” the executive officers of Image are expected to continue as executive officers of New RLJ. The cash severance amounts payable under the employment and consulting agreements and set forth in the table below will not be triggered solely by completion of the Image merger.

Equity amounts disclosed in the table represent the dollar value of vesting of restricted stock awards held by the executive officers in connection with completion of the Image merger. Each executive officer also holds stock options to purchase shares of Image common stock, a portion of which are eligible by their terms for accelerated vesting in connection with completion of the Image merger. However, all such stock options have an exercise price of $0.20 per share, which exercise price is in excess of the current market price of Image common stock, and the options will terminate as of the effective time of the Image merger without the payment of any consideration to the holders.

Certain of the amounts payable will vary depending on the actual date the Image merger is completed and the actual date of any qualifying termination of employment. As a result, the actual amounts, if any, to be received by an executive officer may differ in material respects from the amounts set forth below. The disclosures in the table below and the accompanying footnotes should be read in conjunction with the narrative description of the compensation arrangements set forth above.

No Image named executive officer is eligible to receive any type of compensation from RLJ that is based on or otherwise relates to the Image merger.

Golden Parachute Compensation

Name	Cash(1) ($)	Equity(2) ($)	Perquisites/ Benefits(3) ($)	Total(4)(5) ($)
Theodore S. Green	$334,616	$722,640	$544	$1,057,800
John W. Hyde	300,000	630,605	—	930,605
John P. Avagliano	334,616	348,940	40,465	724,021

(1)	Reflects (a) a lump sum amount equal to the value of 12 months of salary for Messrs. Green and Avagliano and 12 months of consulting fees for Mr. Hyde (based on current base salary or consulting fees, as applicable, of $300,000) and (b) an additional amount of $34,616 to each of Messrs. Green and Avagliano for accrued but unpaid vacation. No bonus severance amount is disclosed because the officers are not eligible for a pro rata bonus payment under their employment and consulting agreements based on a termination as of August 31, 2012. The cash amounts in this column are all payable solely in connection with a qualifying termination of employment by Image without “cause” or by the executive officer for “good reason,” including a termination related to the Image merger. No such amounts are payable solely in connection with completion of the Image merger for which there is no accompanying termination of employment or service.
(2)	Reflects the value of single-trigger vesting of outstanding restricted stock awards in connection with completion of the Image merger without regard to whether there is a termination of employment or service. Since the value of the Image merger consideration is not a fixed dollar amount, pursuant to applicable SEC rules, the amounts disclosed are based on a price of $0.076 per share, the average closing market price of Image common stock over the first five business days following public announcement of the Image merger on April 2, 2012.
(3)	Reflects the value of continued healthcare coverage for twelve months following a qualifying termination of employment, which amount is $544 for Mr. Green and $22,161 for Mr. Avagliano. For Mr. Avagliano, also reflects reimbursable but unpaid commuting expenses of $18,304 as of June 15, 2012.
(4)	Does not include the value of reimbursable business expenses to Mr. Green of $323,316 incurred by Mr. Green since his commencement of employment with Image in 2010 but which as of June 15, 2012 have not been reimbursed. Also excludes the value of reimbursable business expenses to Mr. Avagliano of $2,878 as of June 15, 2012. Under the terms of their employment agreements with Image, Messrs. Green and Avagliano are entitled to reimbursement of such previously incurred but unpaid business expenses upon a termination of employment.
(5)	Each of Messrs. Green, Hyde and Avagliano are entitled to tax gross-up payments if the amount of golden parachute compensation is 110% or more than the threshold value that would result in the imposition of the excise tax under Section 4999 of the Code. In the event the amount of golden parachute compensation that would otherwise be payable to each of Messrs. Green, Hyde and Avagliano is equal to or greater than such threshold value but less than 110% of such threshold value, the total amount of golden parachute compensation is limited to the maximum amount payable without resulting in the imposition of such excise tax. Based on the assumptions used in determining the amounts set forth in this table, no tax gross-up payments would be required to be made to any of Messrs. Green, Hyde or Avagliano. However, because the value of the Image merger consideration is not a fixed dollar amount, the actual value of the vesting of outstanding restricted stock awards could increase and thereby cause tax-gross payments to be made to one or more of Messrs. Green, Hyde or Avagliano.

Share Contribution Agreement

As a condition to completion of the Image merger, each of the senior officers and directors of Image, along with other Image stockholders including the JH Entities, entered into a share contribution agreement with Image, pursuant to which the contributing stockholders agreed to contribute to Image for no consideration up to an aggregate of up to 35,401,977 shares of Image common stock to be cancelled immediately prior to the effective time of the Image Merger. The number of shares required to be contributed may be reduced as a result of a reduction in transaction expenses.

The persons named below have agreed to contribute to Image for no consideration up to the number of shares beneficially owned set forth opposite their names:

JH Entities	19,472,125
John W. Hyde	5,013,504
Theodore S. Green	5,770,900
John P. Avagliano	2,704,544
Marshall A. Heinberg	251,405
Mary J. George	251,405

Image Preferred Stock Purchase Agreement

Each of the beneficial owners of Series B Preferred Stock of Image has entered into the Image preferred stock purchase agreement with New RLJ and will, immediately prior to the effective time of the Image merger, sell to New RLJ all the shares of Image’s Series B Preferred Stock beneficially owned, including the right to receive all accrued and unpaid dividends on such shares. The purchase price will be an aggregate of $22,600,000 for all of such shares. Certain sellers will receive only cash in the amount of $600,000 allocated pro rata to such sellers. The remaining sellers will receive $22,000,000 comprised of a mix of cash and subordinated notes of New RLJ. See “The Agreements — Description of the Image Preferred Stock Purchase Agreement” beginning on page 202. The JH Entities, Messrs. Green and Avagliano, and through his consulting business PSO, Mr. Hyde, are holders of the number of shares of Series B Preferred Stock set forth in the table below and are parties to the Image preferred stock purchase agreement. In exchange for their respective shares of Series B preferred stock, the JH Entities and Messrs. Green, Hyde and Avagliano will receive cash and subordinated notes of New RLJ in the aggregate amounts set forth in the following table:

Name	Number of Shares	Aggregate Amount to be Received(1)
JH Entities(2)	19,670	$19,670,000
Theodore S. Green	1,000	$1,000,000
John W. Hyde (through PSO)	850	$850,000
John P. Avagliano	400	$400,000

(1)	Consideration for these shares will be paid through a combination of cash and subordinated notes of New RLJ.
(2)	Patrick Collins, a director of Image, is a senior investment professional with JH Partners, LLC, a private equity firm associated with the JH Entities.

In connection with the Image preferred stock purchase agreement, Messrs. Green, Hyde and Avagliano entered into a letter agreement with the JH Entities pursuant to which $280,000 of the subordinated notes to be paid to the JH Entities under the Image preferred stock purchase agreement will be reallocated to four members of Image management, including Messrs. Green, Hyde and Avagliano.

Share Escrow Agreement

Messrs. Green, Hyde and Avagliano have entered into an escrow agreement with the JH Entities, pursuant to which they will deposit an aggregate of 100,000 shares of common stock of New RLJ received in the Image merger in an escrow account for a period of 18 months. If specified conditions have been satisfied, the escrow shares will be returned to the depositors in the same proportions as the escrow shares were deposited. If the conditions are not satisfied, the escrow shares will be delivered to the JH Entities.

PNC Bank Guaranty

Image’s obligations under the company’s credit facility with PNC Bank, N.A. are guaranteed by one or more affiliates of JH Partners. Messrs. Green, Hyde and Avagliano are severally liable with respect to such guaranty in amounts related to their ownership of Image Series B Preferred Stock. The proposed business combination, if completed, will result in cash proceeds to the preferred stockholders and relief from the guaranty obligation.

Accounting Treatment of the Business Combination

New RLJ prepares its financial statements in accordance with GAAP. The business combination will be accounted for by applying the acquisition method, which requires the determination of the acquirer, the acquisition date, the fair value of the purchase consideration to be transferred, the fair value of assets and liabilities of the acquirees and the measurement of goodwill. ACS Topic 805-10, “Business Combinations —  Overall” (“ASC 805-10”) provides that in identifying the acquiring entity in a combination effected through an transfer of additional assets and exchange of equity interest, all pertinent facts and circumstances must be considered, including the relative voting rights of the shareholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of additional assets and equity securities in the business combination, including payment of any premium.

Based on New RLJ being the entity issuing its equity interests in the business combination and retaining approximately 80% of the post-business combination common shares of stock, the current RLJ directors representing two out of nine directors of the combined company and the other terms of the business combination, New RLJ will be considered to be the acquirer of Image and Acorn (including ACL) for accounting purposes. This means that New RLJ will allocate the purchase price to the fair value of Image’s and Acorn’s (including ACL’s) assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill.

Listing of New RLJ Common Stock

RLJ has agreed to use its reasonable efforts to cause the shares of New RLJ common stock and warrants to purchase shares of New RLJ common stock to be issued in connection with the business combination and shares of New RLJ common stock to be issued upon exercise of warrants to purchase shares of New RLJ common stock to be listed on The NASDAQ Stock Market. Additionally, the effectiveness of the registration statement for the New RLJ common stock, the warrants to purchase New RLJ common stock and the shares of New RLJ common stock to be issued upon the exercise of such warrants is a condition to the completion of the business combination. If approved for listing on The NASDAQ Stock Market, New RLJ common stock, the warrants to purchase shares of New RLJ common stock and the shares of New RLJ common stock to be issued upon the exercise of such warrants will trade on The NASDAQ Stock Market under the symbols “RLJE” and “RLJEW.”

New RLJ Subordinated Notes

The subordinated promissory notes of New RLJ to be issued pursuant to the Image preferred stock purchase agreement will constitute unsecured subordinated obligations of New RLJ. The subordinated promissory notes will bear interest at the rate of 12% per annum (increasing to 14% per annum during the continuance of an event of default), and accrued interest for each calendar year will be due and payable on May 15 of the following calendar year, and on the maturity date described below. A minimum of 5.4% per annum of interest will be payable in cash on each interest payment date, and additional cash interest may be payable, at New RLJ’s discretion, under certain circumstances. Any interest which is not paid in cash will be payable through the issuance of additional subordinated promissory notes, or, at the holder’s option, in shares of common stock of New RLJ valued at their market price at or about the time of issuance. The principal of the subordinated promissory notes will be due and payable in a single payment on the earlier of the sixth anniversary of issuance or one year from the original stated maturity date of New RLJ’s senior secured debt, or upon a change of control of New RLJ. The subordinated promissory notes will be subordinated to the prior payment in full of New RLJ’s senior secured debt and may be further subordinated to additional indebtedness which New RLJ may incur from time to time, subject to satisfaction of certain financial tests.

Pursuant to the Image preferred stock purchase agreement, $22.0 million of the purchase price thereunder will consist of $7.2 million in cash and $14.8 million in principal amount of the subordinated promissory notes described above; provided that (i) at closing, the cash portion will be increased, and the notes portion decreased, by an amount equal to any additional vendor financing delivered into the transactions contemplated by the Image merger agreement; and (ii) if immediately prior to closing, after giving effect to any redemptions or capital related transactions as may be necessary in order to consummate the transactions contemplated by the Image merger agreement, RLJ has greater than $92.0 million in cash (excluding (a) any amounts drawn under the SunTrust or other senior line of credit and (b) any cash held by RLJ outside of the trust account immediately prior to closing), then the cash portion will be increased in an amount equal to 50% of the difference between the actual amount of cash (excluding (a) any amounts drawn under the SunTrust or other senior line of credit and (b) any cash held by RLJ outside of the trust account immediately prior to closing) and the cash amount; provided further, that the cash portion will not be more than $22.0 million under any circumstances. The notes portion will be reduced, dollar for dollar, by an amount equal to any increase in the cash portion.

Proposed Senior Credit Facility

To finance a portion of the purchase price and related costs of the business combination, New RLJ anticipates entering into the SunTrust senior credit facility with a group of lenders headed by SunTrust Bank as Administrative Agent. The SunTrust senior credit facility will initially include a $20.0 million revolving credit facility and a $22.0 million term loan, with the right of New RLJ to increase such facilities (in the form of an increased revolver and/or an additional term loan, as determined by New RLJ prior to the closing) by up to an aggregate of $30.0 million, which we refer to as the incremental facility, provided that any portion of such increase which is designated to be in the form of a term loan must be borrowed on or before the first anniversary of the closing. The SunTrust senior credit facility will be guaranteed by Image, Acorn and their subsidiaries (other than ACL and its subsidiaries), and will be secured by substantially all of the assets of New RLJ and the guarantors (other than Acorn Australia). In addition to those commitments, New RLJ may further increase the lending commitments under the SunTrust senior credit facility by up to a total of $25 million (of which no more than $5 million may be in the form of a revolver increase) subject to the approval of each lender whose commitment is to be increased and subject to certain other conditions.

The revolving credit facility will mature and be repayable on the fifth anniversary of the closing. The principal of the initial term loan will amortize in quarterly installments of $412,500 each during the first two years after the closing, in additional quarterly installments of $550,000 each during the third, fourth and fifth years following the closing, and in a final installment equal to the entire remaining principal balance on the fifth anniversary of the closing. The principal of any additional term loans under the incremental facility will amortize in quarterly installments of 1.875% of the original principal amount during the first and second years after the closing, in further quarterly installments of 2.5% of the original principal amount in the third through the fifth years after the closing, and with a final installment equal to the remaining principal balance on the fifth anniversary of the closing.

All of the loans may be prepaid in whole or in part without premium or penalty, except for any breakage costs related to prepayment of LIBOR-based borrowings. Mandatory prepayments (to be applied first to the term loans and then to the revolver) will be required to the extent of (i) 100% of the net cash proceeds from material sales or dispositions of assets outside of the ordinary course of business and unreinvested insurance and condemnation proceeds, (ii) 100% of the net cash proceeds received from the issuance of new equity or debt (other than any such proceeds which are used to fund contemporaneous acquisitions), and (iii) 75% of excess cash flow of New RLJ and the guarantors (other than Foyle’s War 8 and its subsidiaries) in each fiscal year (reducing to 50% of excess cash flow if the senior leverage ratio described below is less than 1.75 to 1.00 but greater than or equal to 1.00 to 1.00 at the end of the subject fiscal year, and reducing to 25% of excess cash flow if the senior leverage ratio at the end of the subject fiscal year is less than 1.00 to 1.00). In addition, any and all distributions made by ACL or any of its subsidiaries (other than payments pursuant to permitted service contracts with ACL) to New RLJ or any of the guarantors are also required to be applied to the prepayment of the loans.

All of the loans will bear interest (at New RLJ’s option) at either LIBOR plus 4.50% per annum or the Base Rate plus 3.50% per annum when the senior leverage ratio is greater than or equal to 1.00 to 1.00, or LIBOR plus 4.00% per annum or the Base Rate plus 3.00% per annum when the senior leverage ratio is less than 1.00 to 1.00; provided that if the all-in pricing with respect to any portion of the revolver component (if any) of the incremental facility exceeds the pricing structure of the initial revolving credit facility, then the interest rate applicable to the revolving credit facility will be increased to an amount such that the all-in pricing on the portion of the revolver that was in effect at the time of closing is equal to the pricing for the revolver component of the incremental facility, and if the all-in pricing with respect to the term loan component (if any) of the incremental facility exceeds the pricing structure of the initial term loan by more than 50 basis points, then the pricing of the initial term loan will be increased to an amount such that the all-in pricing on the initial term loan is 50 basis points less than the pricing of the term loan component of the incremental facility. For these purposes, the Base Rate is defined to be the greatest of the SunTrust prime rate, the Federal Funds rate plus 0.50%, or LIBOR plus 1.00%. During the continuance of any event of default under the SunTrust senior credit facility, the interest rates will increase by 2.00% per annum.

In addition to interest, New RLJ will be required to pay (i) a structuring fee of $560,000 payable at closing, (ii) a 1% upfront fee in respect of the initial loan commitments, payable at closing or thereafter at the time of the subject lending commitment, (iii) a 1% arrangement fee on the amount of the incremental facility, payable at closing or thereafter at the time of the subject lending commitment, provided that, if the pricing for LIBOR-based loans under the revolving credit facility (after giving effect to any increases in pricing attributable to the revolver portion of the incremental facility) is greater than 5% per annum, then such arrangement fee will be subject to incremental reduction (but in no event to an amount less than 0.50%), (iv) an unused commitment fee in respect of the revolver at the rate of 0.50% per annum, payable quarterly in arrears, and (v) a ticking fee on the undrawn portion of that portion (if any) of the incremental facility which is designated by New RLJ to be a term loan, in an amount equal to 1% during the first six months following the closing and the applicable LIBOR margin (4.50% or 4.00%) during the seventh through the twelfth months following the closing.

The definitive agreements for the SunTrust senior credit facility will include customary representations, warranties, affirmative covenants (including financial reporting requirements), and negative covenants (including restrictions on other indebtedness, limitations on the payment of dividends, and limitations on acquisitions and new investments). Financial covenants will include a maximum ratio of senior secured debt to trailing 12-month EBITDA, which we refer to as the senior leverage ratio, starting at 2.50 to 1.00 with periodic stepdowns, a maximum ratio of total debt to trailing 12-month EBITDA starting at 3.00 to 1.00 with periodic stepdowns, and a minimum cash interest coverage ratio of 3.00 to 1.00, all tested on a quarterly basis. In addition to other customary events of default, events of default will include a change in control of New RLJ or ACL.

The closing of the SunTrust senior credit facility is subject to a number of customary conditions and there can be no assurance that New RLJ will enter into the SunTrust senior credit facility.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the mergers applicable to holders of RLJ common stock and Image common stock and, unless otherwise noted in the following discussion, is the opinion of Greenberg Traurig, LLP with respect to holders of RLJ common stock, and Perkins Coie LLP with respect to holders of Image common stock, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters.

This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service, which we refer to as the IRS, and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. holders (as defined below) that hold their shares of RLJ common stock or Image common stock as capital assets for U.S. federal income tax purposes. This discussion does not address all of the tax consequences that may be relevant to a particular stockholder or to stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

•	stockholders that are not U.S. holders;
•	financial institutions;
•	insurance companies;
•	tax-exempt organizations;
•	dealers in securities or currencies;
•	persons whose functional currency is not the U.S. dollar;
•	traders in securities that elect to use a mark to market method of accounting;
•	persons who own more than 5% of the outstanding stock of RLJ or Image;
•	persons that hold RLJ common stock or Image common stock as part of a straddle, hedge, constructive sale or conversion transaction;
•	U.S. holders who acquired their shares of RLJ common stock or Image common stock through the exercise of an employee stock option or otherwise in connection with the performance of services;
•	U.S. holders who participated in the Image contribution or the Image Series B Preferred Stock purchase (as defined in the section entitled “The Agreements — Description of the Image Merger Agreement — Conditions to the Closing of the Mergers”); and
•	RLJ’s sponsor.

As used herein, the term “U.S. holder” means any beneficial owner of RLJ common stock or Image common stock that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust, or (v) an eligible trust that elects to be taxed as a U.S. person under applicable Treasury Regulations.

It is a condition to RLJ’s obligation to complete the RLJ merger that New RLJ receive an opinion of its counsel, Greenberg Traurig, to the effect that the RLJ merger and the Image merger should qualify as part of an exchange described in Section 351(a) of the Code. It is a condition to Image’s obligation to complete the Image merger that Image receive a written opinion of its counsel, Perkins Coie, to the effect that the RLJ merger and the Image merger should qualify as part of an exchange described in Section 351(a) of the Code. In rendering these opinions, counsel may require and rely upon representations contained in letters and certificates to be received from RLJ and Image. If the letters or certificates are incorrect, the conclusions reached in the tax opinions could be jeopardized. In addition, the opinions will be subject to certain qualifications and limitations as set forth in the opinions.

None of the tax opinions given in connection with the mergers will be binding on the IRS. Neither RLJ nor Image intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the mergers. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the mergers could be adversely affected.

Tax Consequences to RLJ Stockholders

The RLJ merger and the Image merger, taken together, should qualify as an exchange described in Section 351 of the Code. Subject to the discussion below, a U.S. holder of RLJ common stock should not recognize gain or loss upon the exchange of RLJ common stock for New RLJ common stock. The aggregate tax basis of the New RLJ common stock the U.S. holder of RLJ common stock receives should be equal to the aggregate tax basis of the RLJ common stock exchanged therefor, and the holding period of the New RLJ common stock should include the U.S. holder’s holding period of the RLJ common stock surrendered in exchange therefor.

Notwithstanding the foregoing, there a risk that a U.S. holder of RLJ common stock will be taxed on the New RLJ common stock received in the RLJ merger at ordinary income rates to the extent the stockholder is deemed to receive New RLJ common stock other than as consideration for the stockholder’s RLJ common stock. In this regard, in Revenue Ruling 73-233, the IRS ruled that certain stockholders of an acquired company realized ordinary income upon the receipt of merger consideration in excess of their pro rata share of the aggregate consideration paid by the acquiring corporation in a circumstance where the excess consideration was paid to such stockholders to induce them to vote for the merger. Similarly, as a result of the cancellation of common stock and warrants to purchase RLJ common stock held by RLJ’s sponsor, RLJ’s sponsor may be deemed to be forgoing a portion of the consideration to which it might otherwise be entitled and paying that amount to the public holders of RLJ common stock in order to secure favorable public stockholder acceptance of the RLJ merger. Based on the terms of the Image merger agreement, under this theory, a significant portion of the shares of the New RLJ common stock could be treated as having been received by the public shareholders of RLJ common stock from RLJ’s sponsor. New RLJ and RLJ intend to treat the entire amount of New RLJ common stock received by the holders of RLJ common stock as consideration for their RLJ common stock surrendered in the RLJ merger, giving rise to the income tax consequences described in the preceding paragraph. Greenberg Traurig, LLP, however, has not rendered an opinion regarding the issue described in this paragraph. U.S. holders of RLJ common stock are urged to consult with their tax advisers regarding this matter.

Redemption of Common Stock

In the event that a U.S. holder exercises his, her or its right to have his, her or its common stock redeemed pursuant to the redemption provisions described in this joint proxy statement/prospectus, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such common stock or whether the U.S. holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of RLJ common stock treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of, among other things, owning warrants) relative to all of shares of RLJ common stock both before and after the redemption. The redemption of common stock generally will be treated as a sale of the common stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. holder, results in a “complete termination” of the U.S. holder’s interest in RLJ or is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of RLJ common stock that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which generally would include common stock that could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of RLJ’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of common stock must, among other requirements, be less than 80 percent of the percentage of RLJ’s outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either all the shares of RLJ common stock actually and constructively owned by the U.S. holder are redeemed or all the shares of RLJ common stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of the common stock will not be essentially equivalent to a dividend if a U.S. holder’s conversion results in a “meaningful reduction” of the U.S. holder’s proportionate interest in RLJ. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in RLJ will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.

If the redemption qualifies as a sale of common stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of RLJ common stock converted. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the conversion. A stockholder’s tax basis in his, her or its shares of RLJ common stock generally will equal the cost of such shares. A stockholder who purchased RLJ units will have to allocate the cost between the shares of common stock and the warrants comprising the units based on their relative fair market values at the time of the purchase.

If the redemption does not qualify as a sale of common stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in RLJ common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock. Special rules apply to dividends received by U.S. holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. holder in the redeemed common stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

U.S. holders who actually or constructively own five percent (or, if RLJ’s common stock is not then publicly traded, one percent) or more of RLJ’s common stock (by vote or value) may be subject to special reporting requirements with respect to a redemption of common stock, and such holders should consult with their own tax advisors with respect to their reporting requirements.

Tax Consequences to Image Stockholders

The RLJ merger and the Image merger, taken together, should qualify as an exchange described in Section 351 of the Code. Subject to the discussion below, a U.S. holder of Image common stock should not recognize gain or loss upon the exchange of Image common stock for New RLJ common stock. The aggregate tax basis of the New RLJ common stock the U.S. holder of Image common stock receives should be equal to the aggregate tax basis of the Image common stock exchanged therefor, and the holding period of the New RLJ common stock should include the U.S. holder’s holding period of the Image common stock surrendered in exchange therefor.

Notwithstanding the foregoing, there a risk that a U.S. holder of Image common stock will be taxed on the New RLJ common stock received in the Image merger at ordinary income rates to the extent the stockholder is deemed to receive New RLJ common stock other than as consideration for the stockholder’s Image common stock. In this regard, in Revenue Ruling 73-233, the IRS ruled that certain stockholders of an acquired company realized ordinary income upon the receipt of merger consideration in excess of their pro rata share of the aggregate consideration paid by the acquiring corporation in a circumstance where the excess consideration was paid to such stockholders to induce them to vote for the merger. Similarly, in the Image merger, the Image contribution and the RLJ contribution (as defined in the section entitled “The Agreements — Description of the Image Merger Agreement — Conditions to the Closing of the Mergers”), the holders of Image common stock participating in the Image contribution and RLJ’s sponsor may be deemed to be forgoing a portion of the consideration to which they might otherwise be entitled and paying that to the public holders of Image common stock in order to secure favorable public stockholder acceptance of the Image merger. Based on the terms of the Image merger agreement, under this theory, a significant portion of the shares of New RLJ common stock could be treated as having been received by the public holders of Image common stock from the holders of Image common stock participating in the Image contribution and RLJ’s sponsor. New RLJ and Image intend to treat the entire amount of New RLJ common stock received by the holders of Image common stock as consideration for their Image common stock surrendered in the merger, giving rise to the income tax consequences described in the preceding paragraph. Perkins Coie, LLP, however, has not rendered an opinion regarding the issue described in this paragraph. U.S. holders of Image common stock are urged to consult with their tax advisers regarding this matter.

Cash received in lieu of fractional shares

A U.S. holder of Image common stock that receives cash in lieu of a fractional share of New RLJ common stock in the Image merger generally should be treated as having received such fractional share and then as having received such cash in redemption of such fractional share interest. A U.S. holder generally should recognize gain or loss measured by the difference between the amount of cash received and the portion of the basis of the shares of New RLJ common stock allocable to such fractional interest. Such gain or loss generally should constitute capital gain or loss and should be long-term capital gain or loss if the U.S. holder’s holding period in the RLJ common stock exchanged therefor was greater than one year as of the date of the exchange.

Reporting Requirements

U.S. holders of RLJ common stock or Image common stock who receive New RLJ common stock and, upon consummation of the mergers, own New RLJ common stock representing at least 5% of the total combined voting power or value of the total outstanding New RLJ common stock, are required to attach to their tax returns for the year in which the mergers are consummated, and maintain a permanent record of, a complete statement of all the facts relating to the exchange of stock in connection with the mergers containing the information listed in Treasury regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder’s basis in, the RLJ common stock or the Image common stock, as applicable, exchanged pursuant to the mergers.

THE AGREEMENTS

The following summaries describe certain material provisions of the Image merger agreement, Image preferred stock purchase agreement, Acorn stock purchase agreement and the stockholder support agreement entered into in connection with the business combination and is qualified in its entirety by reference to those agreements. These summaries are qualified in their entirety by reference to the full text of the Image merger agreement, Image preferred stock purchase agreement and Acorn stock purchase agreement, which are attached to this joint proxy statement/prospectus as Annexes A, B and C, respectively, and are incorporated by reference into this joint proxy statement/prospectus. We encourage you to carefully read each of the agreements in its entirety for a more complete understanding of the business combination. The agreements are included to provide investors and security holders with information regarding the terms of the agreements and are not intended to provide any other factual information about RLJ, Image, Acorn or the other parties thereto. In particular, the assertions embodied in representations and warranties by Image and RLJ contained in the Image merger agreement and Acorn and RLJ in the Acorn stock purchase agreement are qualified by information in the disclosure schedules provided by Image and RLJ and Acorn and RLJ in connection with the signing of the Image merger agreement and the Acorn stock purchase agreement respectively. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Image merger agreement or the Acorn stock purchase agreement, as the case may be. Moreover, certain representations and warranties in the Image merger agreement and the Acorn stock purchase agreement were used for the purpose of allocating risk between Image and RLJ and Acorn and RLJ respectively, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Image merger agreement or the Acorn stock purchase agreement as characterizations of the actual state of facts about Image or RLJ and Acorn or RLJ respectively.

Description of the Image Merger Agreement

Structure of the Mergers

The Image merger agreement provides that RLJ will incorporate three subsidiaries: (i) New RLJ, which will initially be directly wholly owned by RLJ; (ii) Image Merger Sub, which will be wholly owned by New RLJ; and (iii) RLJ Merger Sub, which will also be wholly owned by New RLJ. Pursuant to the Image merger agreement, at the effective time of the Image merger, Image Merger Sub will merge with and into Image, with Image surviving such merger as a wholly owned subsidiary of New RLJ, or the Image Surviving Corporation, and at the effective time of the RLJ merger, RLJ Merger Sub will merge with and into RLJ, with RLJ surviving such merger as a wholly owned subsidiary of New RLJ, or the RLJ Surviving Corporation.

Closing and Effective Time of the Mergers

The Image merger is to become effective as promptly as practicable after the satisfaction or waiver of the merger conditions by the filing of the Image merger agreement or a certificate of merger or a certificate of ownership and merger with the Secretary of State of the State of Delaware. The RLJ merger is to become effective as promptly as practicable after the satisfaction or waiver of the merger conditions by the filing of the Image merger agreement or articles of merger with the Secretary of State of the State of Nevada. The parties will hold a closing to verify that all closing conditions have been satisfied or waived immediately prior to the filing of the certificate of merger and articles of merger.

Merger Consideration

If you are a holder of Image common stock, as a result of the merger, each of your shares of common stock (excluding unvested restricted shares and dissenting shares) will be converted automatically, into the right to receive a number of shares of common stock of New RLJ equal to (a) 2,289,000 (less up to 150,000 shares of common stock of New RLJ depending on the expenses incurred by Image in connection with the Image merger agreement (up to a maximum of $1.5 million of such expenses)) divided by (b) the total number of shares of Image common stock outstanding immediately prior to the effective time of the Image merger, except that shares of Image common stock held by Image, Image Merger Sub, New RLJ, or any direct or indirect wholly owned subsidiary of New RLJ or of Image will be canceled without any conversion, payment, or distribution.

Pursuant to the Image preferred stock purchase agreement, New RLJ will purchase all shares of the Image Series B Preferred Stock immediately prior to the Image merger. As a result of the Image merger, each share of the Series B Preferred Stock will be canceled, without conversion, payment, or distribution.

Each share of Image Merger Sub common stock will be converted into one share of Image Surviving Corporation common stock.

If you are a holder of RLJ common stock, as a result of the RLJ merger, each of your shares of common stock will be converted into one share of New RLJ common stock. Shares of New RLJ common stock outstanding prior to the effective time of the RLJ merger (and such conversion) will be cancelled.

Each share of RLJ Merger Sub common stock will be converted into one share of RLJ Surviving Corporation common stock.

As of the record date for the Image special meeting, Image had [•] shares of common stock issued and outstanding. Taking into account the surrender of RLJ common stock and Image common stock contemplated by the Image merger agreement, and the amount of expenses incurred by Image in connection with the Image merger agreement, New RLJ would issue approximately 2.14 million shares of New RLJ common stock in consideration of the Image merger. Accordingly, assuming no redemptions by RLJ stockholders, New RLJ would have then issued and outstanding approximately [•] shares of New RLJ common stock and, following consummation of the Acorn acquisition, approximately [•] shares of New RLJ common stock based on the number of shares of RLJ common stock issued and outstanding on the record date for RLJ’s special meeting of stockholders. Based on a fair value of $10.00 per share of New RLJ common stock, which is the negotiated price among RLJ, Image and Acorn and closely approximates the per share redemption amount of $9.95 and the trading price of RLJ common stock of $9.75 on March 30, 2012, the last trading day for RLJ common stock prior to the announcement of the proposed business combination, the total value of the consideration New RLJ will pay in the Image merger to the Image common stockholders is approximately $21.4 million.

The current fair market value of RLJ or Image common stock or warrants may not be equivalent to the fair market value of New RLJ common stock or warrants on the date that stock or warrants are received by a RLJ or Image shareholder or at any other time. The fair market value of New RLJ common stock or warrants received by an RLJ or Image shareholder may be greater or less than the current fair market value of RLJ or Image common stock or warrants due to numerous market factors.

No Fractional Shares

No certificates representing fractional shares of New RLJ common stock shall be issued upon the surrender for exchange of certificates of Image common stock, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of New RLJ. Each holder of a fractional share interest shall be paid an amount in cash (without interest and subject to the amount of any applicable withholding taxes) equal to (a) the fractional share interest, times (b) the average per share closing price of RLJ common stock on the OTCBB during the preceding 10-day period.

Treatment of Stock Options, Stock Appreciation Rights and Restricted Stock and Warrants

All options to purchase Image common stock under the Image stock option plans (regardless of whether vested or unvested and exercisable or not exercisable) will terminate at the effective time of the Image merger. The Image board is required, under the Image merger agreement, to terminate the Image stock option plan prior to the closing of the transactions.

Any outstanding shares of restricted Image common stock granted under Image’s 2008 Stock Awards and Incentive Plan or the 2011 Equity Incentive Plan that are unvested or are subject to a repurchase option or a risk of forfeiture will become fully vested upon the closing of the transactions. Any outstanding shares of Type A Restricted Stock or Type B Restricted Stock granted under Image’s 2010 Equity Incentive Award Plan will become fully vested upon the closing of the transactions. Any outstanding shares of Type C Restricted Stock granted under Image’s 2010 Equity Incentive Award Plan will be forfeited upon the closing of the transactions.

Each warrant to purchase shares of RLJ common stock will be converted into a warrant to purchase the same number of shares of New RLJ common stock at the same exercise price.

Appraisal Rights/Dissenting Shares

Appraisal Rights Under Delaware Law

Under DGCL Section 262, holders of Image Common Stock will have dissenters’ rights in connection with the Image merger to seek appraisal of the fair value of those shares, as determined by the Delaware Court of Chancery, if the Image merger is completed. In general, shares of Image Common Stock issued and outstanding immediately prior to the effective time of the Image merger that are held by a holder who (i) has not voted “FOR” the adoption of the Image merger agreement, (ii) has filed a written demand of appraisal with Image in accordance with the requirements of DGCL Section 262 before the taking of the vote on the Image merger at the special meeting, and (iii) has not effectively withdrawn or forfeited such dissenter’s rights prior to the effective time of the Image merger, will not be converted into a right to receive Image merger consideration at the effective time. A person having a beneficial interest in shares of Image common stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps set forth under DGCL Section 262 in a timely manner to perfect appraisal rights. If, after the effective time of the Image merger, such holder fails to perfect in accordance with DGCL Section 262 or withdraws, forfeits or otherwise loses such holder’s dissenter’s rights, then (A) such shares of Image common stock will be treated as if they had been converted as of the effective time of the Image merger into a right to receive the Image merger consideration, without interest thereon, and (B) such holder will receive the Image merger consideration in accordance with the terms of the Image merger agreement. To exercise dissenters’ rights, holders of Image common stock must strictly follow the procedures prescribed by Delaware law. A stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to Image at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311, attention: Secretary. Attached as Annex I to this joint proxy statement/prospectus is a copy of DGCL Section 262, which is reproduced in full and describes the procedures relating to the exercise of such dissenters’ rights. Image must give New RLJ prompt notice of such demands for appraisal under DGCL Section 262.

Appraisal Rights Under California Law

Although Image is incorporated in the State of Delaware, because of the location of a majority of its stockholders and Image’s other significant contacts with the State of California, the provisions of California law relating to the rights of dissenting stockholders in a merger may apply to the Image merger.

When the Image merger becomes effective, holders of Image common stock who do not vote in favor of the Image merger and comply with the procedures prescribed in Chapter 13 of the California law will be entitled to a judicial appraisal of the fair market value of their shares, which, for purposes of the exercise of appraisal rights under the California law, is determined as of the day before the first announcement of the terms of the Image merger, excluding any appreciation or depreciation resulting from the Image merger, and to require Image to purchase the stockholder’s shares for cash at their fair market value.

The following is a brief summary of the statutory procedures that must be followed by a holder of Image common stock in order to dissent from the Image merger and perfect appraisal rights under California law. This summary is not intended to be complete and is qualified in its entirety by reference to Chapter 13 of the California law, the full text of which is attached to this proxy statement as Annex J and is incorporated herein by reference. Any Image stockholder considering exercising appraisal rights should consult legal counsel.

In order to exercise appraisal rights under California law, a holder of Image common stock must be entitled to vote on the proposal to approve the Image merger, or be a transferee of record of shares held by such a stockholder. Under Chapter 13 of the California law, appraisal rights can only be exercised with respect to shares of Image common stock that are outstanding on the record date for the determination of holders of Image common stock entitled to vote on the Image merger.

Under Section 1301(a) of the California law, Image is required to mail, within 10 days after the date of approval of the Image merger by stockholders, to each holder of Image common stock who did not vote for the Image merger, notice of approval of the Image merger by Image stockholders accompanied by a copy of Sections 1300, 1302, 1303, and 1304 of the California law, a statement of the price determined by the Image board to represent the fair market value of the dissenting Image common stock and a brief description of the procedure to be followed if the holder desires to exercise the holder’s right under Sections 1300, 1302, 1303, and 1304 of the California law.

The statement of the fair market value of Image common stock constitutes an offer by Image to purchase at that price any shares of Image common stock for which dissenters’ rights are perfected. As required by the California law, attached to this proxy statement as Annex J is a copy of Sections 1300, 1301, 1302, 1303 and 1304 of the California law.

An Image common stockholder wishing to require Image to purchase his, her or its shares of Image common stock pursuant to Chapter 13 of the California Law must:

(1)	not vote in favor of approval of the Image merger;
(2)	make written demand upon Image to have Image purchase those shares for cash at their fair market value. The demand is not effective unless received by Image at its principal office below, and the demand must be made by a person who was a stockholder of record on the record date, must state the number and class of shares held of record by the dissenting stockholder with respect to which demand for purchase is being made and must contain a statement of what the stockholder claims to be the fair market value of the shares as of the last day before the Image merger was first announced. The statement of fair market value by the stockholder will constitute an offer by the stockholder to sell the shares of Image common stock with respect to which demand for purchase is being made to Image at the specified price. The written demand must be received by Image at its principal office below within 30 days after the date on which notice of approval of the Image merger by the requisite Image stockholders is mailed to the stockholder. If the stockholder’s demand is not received by Image at its principal office below within such period, the stockholder will forfeit his, her or its appraisal rights; and
(3)	submit to Image, within 30 days after the date on which notice of approval of the Image merger by Image stockholders is mailed to the stockholder, at Image’s principal office below, the certificates representing any shares of Image common stock with respect to which demand for purchase is being made, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed.

All written demands for appraisal under Chapter 13 must be sent or delivered to Image at its principal office:

Image Entertainment Inc.
2025 Nordhoff Street, Suite 200
Chatsworth, CA 91311
ATTN: Secretary

Under the California law, a dissenting stockholder may not withdraw his, her or its demand for payment of the fair market value of the stockholder’s dissenting shares in cash unless Image expressly consents in writing.

If the stockholder and Image agree that the shares of Image common stock as to which the stockholder is seeking appraisal rights are dissenting shares, and also agree on the price to be paid to purchase such shares, then the dissenting stockholder is entitled to the agreed price with interest thereon at the legal rate on judgments under California law from the date of the Image merger. Any agreements fixing the fair market value of any dissenting shares as between Image and any dissenting stockholder must be filed with the secretary of Image.

If Image denies that the stockholder’s shares qualify as dissenting shares eligible for purchase under Chapter 13 of the California law, or Image and the stockholder fail to agree on the fair market value of the shares, then the stockholder may, within six months after notice of approval of the Image merger by Image stockholders was mailed to the stockholder, but not thereafter, file a complaint in the California Superior Court of the proper county requesting the court to determine whether the stockholder’s shares qualify as dissenting shares that are eligible to be repurchased pursuant to the exercise of appraisal rights, the fair market value of such shares, or both, or may intervene in any action pending on such a complaint.

If the court is requested to determine the fair market value of the shares, it will appoint one or more impartial appraisers to determine the fair market value of the shares and determine the time schedule for such determination. The appointed appraisers will, within 10 days of their appointment the appraisers, or a majority of them, will make and file a report with the court. If the court finds the report reasonable, the court may confirm it. If the appraiser, or a majority of appraisers if more than one cannot determine the fair market value within 10 days of their appointment, or within a longer time determined by the court or the report is not confirmed by the court, then the court will determine the fair market value. If the court determines that the stockholder’s shares qualify as dissenting shares, then, following determination of their fair market value, Image will be obligated to pay the dissenting stockholder the fair market value of the shares, as so determined, together with interest thereon at the legal rate from the date on which judgment is entered. Payment on this judgment will be due upon the endorsement and delivery to Image of the certificates for the shares as to which the appraisal rights are being exercised.

The costs of the appraisal action, including reasonable compensation to the appraisers appointed by the court, will be allocated among Image and dissenting stockholders as the court deems equitable. However, if the appraisal of the fair market value of the shares exceeds the price offered by Image, then Image will pay such costs. If the fair market value of the shares awarded by the court exceeds 125% of the price offered by Image for the shares, then the court may in its discretion include attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments in the costs payable by Image.

Certain Differences Between Delaware and California Law on Appraisal Rights

As noted above, there are several differences between the laws of Delaware and California with respect to dissenting stockholders’ appraisal rights. These differences include, but are not limited to the following:

•	Timing of Appraisal Demand. Under Delaware law, in order to exercise dissenters’ rights, a stockholder must deliver a written appraisal demand within 20 days following the notice by Image of the effective time of the Image merger. Under California law a stockholder who has not voted in favor of the Image merger is not required to deliver a written appraisal demand until 30 days after the date on which the notice of the approval of the Image merger by the requisite Image stockholders is mailed to the stockholder.
•	Timing of Filing Petition. Under Delaware law, Image or a dissenting stockholder must file a petition for an appraisal of dissenting shares within 120 days after the effective time of the Image merger to exercise appraisal rights. Under California law, if Image and the dissenting stockholder do not agree on the status of shares as dissenting shares or their fair market value, the stockholder has until up to six months after the date on which the notice of approval of the Image merger by Image stockholders was mailed to the stockholder to file a complaint in the California Superior Court requesting a determination of these matters.
•	Limit on Judicial Discretion in Determining Fair Market Value. California law contains a specific limitation on judicial discretion not found in Delaware. The California law dictates that the fair market value of a dissenting Image stockholder’s shares must be determined as of the day before the first announcement of the terms of the Image merger and specifically excludes any appreciation or depreciation resulting from the proposed actions. This limitation could impact the potential premium offered for the shares of Image common stock.

Image stockholders considering whether to seek appraisal should note that the fair value of their Image common stock determined under Section 262 of the Delaware Law or Chapter 13 of the California Law could be more than, the same as or, less than the value of the price paid in the Image merger as set forth in the Image merger agreement. Also, Image reserves the right to assert in any appraisal proceeding that, for purposes thereof, the “fair value” of Image’s common stock is less than the value of the purchase price to be paid in the Image merger as set forth in the Image merger agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the Delaware law or Chapter 13 of the California law.

Any stockholder who fails to comply with the requirements of Section 262 of the Delaware law, attached as Annex I to this proxy statement, or Chapter 13 of the California Law, attached as Annex J, will forfeit his, her or its rights to dissent from the Image merger and exercise appraisal rights and will receive the consideration to be issued and paid in the Image merger as set forth in the Image merger agreement.

Dissenters’ Rights Under Nevada Law

Under Chapter 92A of the NRS, RLJ public stockholders will have dissenters’ rights in connection with the business combination. In general, shares of RLJ common stock issued and outstanding immediately prior to the effective time of the RLJ merger that are held by a holder who (i) has not voted such shares in favor of the adoption of the Image merger agreement, (ii) is entitled to, and who has, properly demanded and perfected dissenter’s rights for such shares of RLJ common stock in accordance with Section 92A.420 of the NRS, and (iii) has not effectively withdrawn or forfeited such dissenter’s rights prior to the effective time of the RLJ merger, will not be converted into a right to receive RLJ merger consideration at the effective time. If, after the effective time of the RLJ merger, such holder fails to perfect or withdraws, forfeits or otherwise loses such holder’s dissenter’s rights, then (A) such shares of RLJ common stock will be treated as if they had been converted as of the effective time of the RLJ merger in a right to receive the RLJ merger consideration, without interest thereon, and (B) such holder will receive the RLJ merger consideration in accordance with the terms of the merger agreement. To exercise dissenters’ rights, RLJ stockholders must strictly follow the procedures prescribed by Nevada law. Attached as Annex K to this joint proxy statement/prospectus are Sections 92A.300 through 92A.500 of the NRS, which are reproduced in full and describe the procedures relating to the exercise of such dissenters’ rights.

In order to avoid the duration and potential cost of the share appraisal process which follows the exercise of dissenters’ rights, RLJ stockholders may opt instead to exercise their redemption rights, as described in the section entitled “The Business Combination — Redemption Rights of RLJ Stockholders.”

Exchange of Certificates

As soon as reasonably practicable after the effective time of the Mergers, New RLJ shall cause the exchange agent selected by New RLJ, to mail appropriate transmittal materials to each record holder of Image common stock and RLJ common stock for use in effecting the surrender and cancellation of those certificates in exchange for New RLJ common stock. Risk of loss and title to the certificates will remain with the holder until proper delivery of such certificates to New RLJ by RLJ’s shareholders or Image’s shareholders. After the effective time of the Mergers, each holder of shares of RLJ common stock or Image common stock, except holders exercising dissenters’ rights, issued and outstanding at the effective time must surrender the certificate or certificates representing their shares of RLJ common stock or Image common stock to New RLJ and will, as soon as reasonably practicable after surrender, receive the consideration they are entitled to under the Image merger agreement. New RLJ will not be obligated to deliver the consideration to which any former holder of RLJ common stock or Image common stock is entitled until the holder surrenders the certificate or certificates representing his or her shares for exchange. The certificate or certificates so surrendered must be duly endorsed as the exchange agent may require. New RLJ, the exchange agent, RLJ, or Image or any subsidiary of RLJ or Image will not be liable to a holder of RLJ common stock or Image common stock for any property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

After the effective time of the mergers (and prior to the surrender of certificates of RLJ common stock and Image common stock to New RLJ), record holders of certificates that represented outstanding RLJ common stock or Image common stock immediately prior to the effective time of the mergers will have no rights with respect to the certificates for RLJ common stock or Image common stock other than the right to surrender the certificates and receive the merger consideration in exchange for the certificates.

Each of New RLJ and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Image merger agreement to any holder of shares of RLJ common stock or Image common stock such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law or by any taxing authority or governmental authority.

Each holder of record of one or more book entry shares of RLJ common stock or Image common stock whose shares will be converted into the right to receive the RLJ merger consideration or the Image merger consideration, respectively, will automatically, upon the effective time of the mergers, be entitled to receive, and New RLJ will cause the exchange agent to deliver to such holder as promptly as practicable after the effective time, the cash and New RLJ common stock to which such holder is entitled under the Image merger agreement. Holders of book entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent in order to receive the RLJ merger consideration or the Image merger consideration.

Representations and Warranties

The Image merger agreement contains a number of representations and warranties that each of RLJ and Image have made to each other.

The Image merger agreement contains representations and warranties of RLJ relating to the following:

•	corporate organization
•	articles of incorporation and by-laws
•	capitalization
•	authority relative to Image merger agreement
•	no conflict; required filings and consents
•	permits; compliance
•	SEC filings; financial statements
•	absence of litigation
•	board approval; vote required
•	operations of New RLJ, RLJ Merger Sub and Image Merger Sub
•	tax matters
•	brokers
•	the trust account
•	prior business operations
•	the Investment Company Act

The Image merger agreement contains representations and warranties of Image relating to the following:

•	organization and qualification; subsidiaries
•	certificate of incorporation and by-laws
•	capitalization
•	authority
•	no conflict; required filings and consents
•	permits; compliance
•	SEC filings; financial statements
•	absence of certain changes or events
•	absence of litigation
•	employee benefit plans
•	labor and employment matters

•	real property; title to assets
•	intellectual property
•	taxes
•	environmental matters
•	company rights agreement
•	material contracts
•	insurance
•	board approval; vote required
•	customers and suppliers
•	certain business practices
•	interested party transactions
•	opinion of financial advisor
•	brokers

Conduct of Business Pending Consummation of the Mergers

Under the Image merger agreement, Image has agreed, except as expressly contemplated by other provisions of the Image merger agreement or unless RLJ otherwise consents in writing (such consent not to be unreasonably withheld), to:

•	conduct the businesses of Image and its subsidiaries only in, and take no action except in, the ordinary course of business and in a manner consistent with past practice; and
•	use all reasonable efforts to preserve substantially intact the business organization of Image and its subsidiaries, to keep available the services of the current officers, employees, and consultants of Image and its subsidiaries, and to preserve the current relationships of Image and its subsidiaries with customers, suppliers and other persons with which Image and its subsidiaries have significant business relations;

In addition, Image has agreed not to take certain actions or agree or commit to take certain actions, except as expressly contemplated by other provisions of the Image merger agreement or unless RLJ otherwise consents in writing (such consent not to be unreasonably withheld). Such actions include:

•	amending or changing its Certificate of Incorporation, Bylaws, or equivalent organizational documents;
•	issuing, selling, pledging, disposing of, granting, or encumbering (i) any shares of stock or (ii) any assets;
•	declaring, setting aside, making, or paying any dividend or other distribution;
•	reclassifying, combining, splitting, subdividing or redeeming, purchasing, or otherwise acquiring any of its capital stock;
•	acquiring any corporation, partnership, or other business organization or any division thereof or any material amount of assets;
•	incurring any indebtedness or issuing any debt securities;
•	entering into any contract or agreement other than in the ordinary course of business and consistent with past practice;

•	authorizing or making a commitment to authorize any single capital expenditure in excess of $1,000,000 or capital expenditures which are, in the aggregate, in excess of $5,000,000 for Image and its subsidiaries taken as a whole (excluding costs of production, licenses and distribution arrangements in the ordinary course);
•	hiring, increasing the compensation of, granting severance or termination pay to, entering into employment, consulting or severance agreements with, or adopting or amending any collective bargaining, bonus, equity or similar plan with regard to any directors, officers, employees, or consultants (other than in the ordinary course of business and consistent with past practice or as required by law);
•	exercising its discretion with respect to or otherwise voluntarily accelerating the vesting of stock options in connection with the mergers or otherwise;
•	taking any action other than reasonable and usual actions in the ordinary course of business and consistent with past practice with respect to accounting policies and procedures;
•	making any material tax election or settle or compromise any material tax liability;
•	paying, discharging, or satisfying any claim, liability, or obligation other than in the ordinary course of business and consistent with past practice;
•	amending, modifying, or consenting to the termination of any Material Contract (or amend, waive, modify, or consent to the termination of rights thereunder);
•	commencing or settling any Action;
•	permitting any item of Intellectual Property owned by Image or its subsidiaries to lapse or be abandoned, dedicated, or disclaimed;
•	failing to make any required SEC filings in a timely manner; or
•	announcing an intention, entering into any formal or informal agreement, or otherwise making a commitment, to do any of the foregoing.

In addition, RLJ has agreed not to take certain actions or agree or commit to take certain actions, except as expressly contemplated by other provisions of the Image merger agreement or unless Image otherwise consents in writing (such consent not to be unreasonably withheld). Such actions include:

•	engaging in any action that could reasonably be expected to cause the mergers to fail to qualify as an “integrated exchange” under Section 351; or
•	taking any action that would be reasonably likely to prevent, interfere with, or materially delay the mergers.

Additional Agreements

The Image merger agreement also contains additional agreements of the parties, including the following, among others:

•	Image agreed not to solicit, enter into discussions regarding, or agree or approve, any competing transaction. Image agreed to immediately cease and terminate all existing discussions or negotiations with any parties conducted before entry into the Image merger agreement with respect to a competing transaction.
•	Image must notify RLJ as promptly as practicable (and in any event within one (1) day), orally and in writing, if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a competing transaction is made, specifying the material terms and conditions thereof and the identity of the party making such proposal or contact.
•	The Image board may furnish information to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer, which the Image board has determined, in good faith (with the advice of a financial advisor), that such proposal or offer constitutes or is reasonably likely to lead to a superior proposal, provided that (a) Image must provide written notice to RLJ of its intent to furnish such information or enter into such discussions three business days before taking any such action and (b) Image must obtain from such person an executed confidentiality agreement on terms no less favorable to Image than those of the confidentiality agreement between RLJ and Image.
•	The Image board may not withdraw or modify in a manner adverse to RLJ its recommendation to its stockholders regarding the Image merger agreement and the mergers, except in the case of a superior proposal, but then only after (i) providing written notice advising RLJ that it has received a superior proposal, specifying the material terms and conditions of such superior proposal and identifying the person making such superior proposal and indicating that the Image board intends to change its recommendation and (ii) RLJ does not, within five business days, make an offer that the Image board determines in good faith (with the advice of a financial advisor) to be at least as favorable to Image’s stockholders as the superior proposal.
•	New RLJ must prepare and file with The NASDAQ Stock Market a listing application covering the shares of New RLJ common stock to be issued in the mergers and pursuant to the warrants.
•	RLJ and Image must each prepare and file an Issuer Company-Related Action Notification Form with FINRA.
•	Both RLJ and Image make various covenants regarding access to information and confidentiality.
•	Employees of Image or any of its subsidiaries receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals) under employee benefit plans established or maintained by New RLJ for service accrued prior to the effective time of the Image merger.
•	RLJ and Image must both promptly notify one another of (a) the occurrence or non-occurrence of any event that could reasonably be expected to cause any representation or warranty contained in the Image merger agreement to be materially untrue or inaccurate, or (b) any failure of such party to comply with or satisfy any covenant or agreement in the Image merger agreement.
•	Both parties must use reasonable best efforts to cause the mergers, together with the transactions contemplated by the Image preferred stock purchase agreement, to qualify as an integrated exchange governed by the provisions of Section 351 of the Code.
•	RLJ and Image are to cooperate with each other in good faith regarding Madacy Entertainment, LP’s right to require Image to purchase all of Madacy Entertainment, LP’s interests in Image/Madacy Home Entertainment; however, Image may not make any such payments to Madacy Entertainment, LP without RLJ’s consent, not to be unreasonably withheld.
•	Image must cause the Image 401(k) Plan and Trust to be either amended or terminated in such a manner as RLJ and Image shall reasonably agree.

Conditions to the Closing of the Mergers

The obligations of RLJ and Image to consummate the mergers are subject to the satisfaction or waiver (to the extent permitted) of several conditions, including:

•	the registration statement to which this joint proxy statement/prospectus forms a part must have been declared effective by the SEC;
•	RLJ and Image stockholders must have each approved and adopted the Image merger agreement;
•	there must be no governmental order that would make the mergers illegal; antitrust and HSR requirements must have been satisfied; all other required governmental consents must have been obtained;
•	the Acorn stock purchase agreement must not have been terminated, and the conditions to consummation must be satisfied; and
•	RLJ must have $92.0 million of cash available in or outside of its trust account.

In addition, the obligations of RLJ to consummate the mergers are subject to the satisfaction or waiver (to the extent permitted) of several other conditions, including:

•	the representations and warranties made by Image in the Image merger agreement must remain materially true and correct;
•	Image must have materially performed or complied with all requisite agreements and covenants of the Image merger agreement;
•	Image must have provided an officer certificate to RLJ;
•	all required third party consents must have been obtained;
•	an Image material adverse effect must not have occurred;
•	RLJ must have received a tax opinion from Greenberg Traurig;
•	the dissenting shares of Image must be less than 5% of the outstanding shares of Image common stock;
•	RLJ must have received from each Image affiliate an executed copy of the affiliate letter;
•	all members of the Image board must have executed written resignations effective as of the effective time of the Image merger;
•	Image must have delivered to RLJ a pay-off letter to be executed at Closing by PNC Bank;
•	The JH Entities and certain other Image stockholders must have contributed for no consideration an aggregate of up to 35,401,977 shares of Image common stock held by them to Image, an event we refer to as the Image contribution; and
•	each holder of the Series B Preferred Stock must have consummated the transactions contemplated by the Image preferred stock purchase agreement.

In addition, the obligations of Image to consummate the mergers are subject to the satisfaction or waiver (to the extent permitted) of several other conditions, including:

•	the representations and warranties of RLJ must remain materially true and correct;
•	RLJ must have performed or complied in all material respects with all agreements and covenants required by the Image merger agreement;
•	RLJ must have delivered an officer certificate to Image;
•	Image must have received a tax opinion from Perkins Coie;
•	RLJ’s sponsor must have surrendered 792,739 shares of RLJ common stock and warrants to purchase one million shares of RLJ common stock held by it to RLJ, an event we refer to as the RLJ contribution;
•	a RLJ material adverse effect must not have occurred; and
•	RLJ must have consummated the transactions contemplated by the Image preferred stock purchase agreement.

Termination

Notwithstanding the approval of the RLJ merger proposal by the RLJ stockholders and the approval of the Image merger proposal by the Image stockholders, the Image merger agreement may be terminated by:

•	mutual written consent of RLJ and Image;
•	either party if the effective time of the Image merger has not occurred on or before November 22, 2012;
•	either party if a governmental authority enacts or issues an injunction, order, decree, or ruling which would make consummation of the mergers illegal or otherwise prohibiting consummation;

•	RLJ if an Image triggering event (regarding the recommendation of the Image board) has occurred;
•	either party if the Image merger agreement is not approved by the stockholders of either RLJ or Image;
•	either party, upon the other party’s breach of a representation, warranty, covenant, or agreement; or
•	Image upon written notice prior to the Image business combination approval, to enter into a definitive agreement with respect to a superior proposal.

Expenses and Termination Fees

The Image merger agreement provides that, subject to certain exceptions, each party will be responsible for its own costs in connection with the transactions contemplated by the Image merger agreement, except that the RLJ and Image will each pay half of the fees and expenses (other than fees and expenses of counsel, accountants, investment bankers, experts and consultants) relating to the following:

•	printer costs and printing, filing, and mailing the registration statement and joint proxy statement;
•	soliciting stockholder approval and adoption of the Image merger agreement; and
•	the HSR Notification and Report filing fee for the mergers, if any.
•	Additionally, Image is required to pay to RLJ a termination fee of $1.62 million and reimburse all of RLJ’s expenses if:
•	RLJ terminates the Image merger agreement pursuant to an Image triggering event (including, but not limited to, a withdrawal or change of the Image board’s recommendation regarding the Image merger agreement or the mergers, or the Image board’s recommendation of a competing transaction);
•	either party terminates the Image merger agreement pursuant to a failure by Image’s stockholders to approve and adopt the Image merger agreement and the Image merger, and prior to such failure to approve, a competing transaction with respect to Image was publicly announced; or
•	Image terminates the Image merger agreement pursuant to the provisions allowing termination in the event of a superior proposal.

RLJ’s expenses would likely aggregate substantially more than the termination fee.

If, prior to the effective time of the Image merger, RLJ is required to pay the $1,000,000 termination fee to Acorn pursuant to the Acorn stock purchase agreement between RLJ and Acorn, then Image will be responsible for and will pay to RLJ one half of such termination fee actually paid by RLJ to Acorn, up to a maximum of $500,000.

Amendment and Waiver

The Image merger agreement may only be amended by an instrument in writing signed by both parties, provided that after the approval and adoption of the Image merger agreement by the stockholders of Image, no amendment that would reduce the amount or change the type of consideration such stockholders would receive for each share of Image may be made.

Description of the Image Preferred Stock Purchase Agreement

Each of the beneficial owners of Series B Preferred Stock of Image listed in the table below has entered into the Image preferred stock purchase agreement with RLJ and New RLJ. According to the terms of the Image preferred stock purchase agreement, each holder of Series B Preferred Stock will, immediately prior to the effective time of the Image merger, sell to New RLJ all the shares of Image’s Series B Preferred Stock beneficially owned by such seller, including the right to receive all accrued and unpaid dividends on such shares.

The Image preferred stock purchase agreement provides that the purchase price for all such shares will be an aggregate of $22.6 million. Certain sellers, indicated in the table below by an “*” next to their names, will receive only cash in the aggregate amount of $600,000 allocated pro rata to such sellers. The remaining sellers (those specified in the table below without an “*” next to their names) will receive the remaining $22.0 million of purchase price, which will consist of $7.2 million in cash and $14.8 million in principal amount of subordinated notes; provided that (i) at closing, the cash portion will be increased, and the notes portion decreased, by an amount equal to any additional vendor financing delivered into the transactions contemplated by the Image merger agreement; and (ii) if immediately prior to closing, after giving effect to any redemptions or capital related transactions as may be necessary in order to consummate the transactions contemplated by the Image merger agreement, RLJ has greater than $92.0 million in cash (excluding (a) any amounts drawn under the SunTrust or other senior line of credit and (b) any cash held by RLJ outside of the trust account immediately prior to closing), then the cash portion will be increased, dollar for dollar, in an amount equal to 50% of the difference between the actual amount of cash (excluding (a) any amounts drawn under the SunTrust or other senior line of credit and (b) any cash held by RLJ outside of the trust account immediately prior to closing) and the cash amount; provided further, that the cash portion will not be more than $22.0 million under any circumstances. The notes portion will be reduced, dollar for dollar, by an amount equal to any increase in the cash portion.

Notwithstanding the results of the foregoing formulas, New RLJ has the right, in its sole discretion, to increase the calculated cash portion (with a dollar for dollar reduction in the notes portion) by any amounts.

Subject to certain exceptions described in the Image preferred stock purchase agreement, the parties to the Image preferred stock purchase agreement have agreed not to sell, pledge, assign or otherwise encumber the shares of Image’s Series B Preferred Stock beneficially owned by such parties or to enter into any agreement related to any of the foregoing transactions. The sellers have also acknowledged and agreed that, as of the closing, any accrued unpaid dividends on the issued and outstanding shares of the Series B Preferred Stock, whether or not declared, were waived, and that no such dividends will be paid.

Subject to certain exceptions described in the Image preferred stock purchase agreement, each of the sellers has made representations and warranties to New RLJ regarding, among other things, such party’s power and authority to enter into the Image preferred stock purchase agreement, such party’s unencumbered beneficial ownership of the shares of Image’s Series B Preferred Stock subject to the Image preferred stock purchase agreement, and such party’s sole power of disposition with respect to such shares of preferred stock.

New RLJ has agreed to provide registration rights to certain of the sellers. Each such seller is entitled to demand registration on Form S-3 of the shares of common stock of New RLJ being received by them pursuant to the mergers. Such registration rights shall be available to the applicable sellers no more than two times commencing nine months after the closing of the mergers and otherwise pursuant to the terms of a registration rights agreement to be entered into by New RLJ and the applicable sellers at the closing of the mergers; provided that New RLJ shall be obligated to file a Form S-3 registration statement with the SEC in connection with a demand by the applicable sellers only if New RLJ shall be eligible to use Form S-3 at such time.

The Image preferred stock purchase agreement may be terminated prior to the consummation of the transactions contemplated thereby by mutual consent of the parties. In addition, the Image preferred stock purchase agreement may be terminated: (i) by the holders of the Image Series B Preferred Stock or New RLJ (A) if the transactions contemplated by the Image preferred stock purchase agreement have not closed by November 22, 2012; (B) in the event any governmental order prohibiting the transactions contemplated by the Image preferred stock purchase agreement is final and nonappealable; (ii) by New RLJ (A) if the Image merger agreement is terminated for any reason; or (B) if the holders of the Image Series B Preferred Stock have breached any of their representations, warranties, covenants or agreements in the Image preferred stock purchase agreement if such breach has not been cured within thirty days of notice given by New RLJ to the holders of the Image Series B Preferred Stock; or (iii) by the holders of the Image Series B Preferred Stock if RLJ or New RLJ has breached any of its representations, warranties, covenants or agreements in the Image preferred stock purchase agreement if such breach has not been cured within thirty days of notice given by the holders of the Image Series B Preferred Stock to New RLJ.

As of April 2, 2012, the stockholders listed below, each of whom entered into the Image preferred stock purchase agreement with RLJ, together owned 22,600 shares of Image’s Series B Preferred Stock, representing all of the outstanding shares of Image’s Series B Preferred Stock.

Parties to the Image Preferred Stock Purchase Agreement	Number of Shares of Series B Preferred Stock	Registration Rights
JH Partners Evergreen Fund, LP	16,753.3880	Yes
JH Investment Partners III, LP	1,998.3240	Yes
JH Investment Partners GP Fund III, LLC	918.2880	Yes
John Avagliano	400.0000	No
Raymond Gagnon	50.0000	No
Producers Sales Organization	850.0000	No
David B. Boris*	392.0000	No
R. Michael Powell*	179.0000	No
Jonathan Meyers*	29.0000	No
Theodore S. Green	1,000.0000	No
Taylor Rettig	30.0000	No

*	Indicates a seller that is receiving only cash.

Description of the New RLJ Subordinated Notes

The subordinated promissory notes of New RLJ to be issued pursuant to the Image preferred stock purchase agreement will constitute unsecured subordinated obligations of New RLJ. The subordinated promissory notes will bear interest at the rate of 12% per annum (increasing to 14% per annum during the continuance of an event of default), and accrued interest for each calendar year will be due and payable on May 15 of the following calendar year, and on the maturity date described below. A minimum of 5.4% per annum of interest will be payable in cash on each interest payment date, and additional cash interest may be payable, at New RLJ’s discretion, under certain circumstances. Any interest which is not paid in cash will be payable through the issuance of additional subordinated promissory notes, or, at the holder’s option, in shares of common stock of New RLJ valued at their market price at or about the time of issuance. The principal of the subordinated promissory notes will be due and payable in a single payment on the earlier of the sixth anniversary of issuance or one year from the original stated maturity date of New RLJ’s senior secured debt, or upon a change of control of New RLJ. The subordinated promissory notes will be subordinated to the prior payment in full of New RLJ’s senior secured debt and may be further subordinated to additional indebtedness which New RLJ may incur from time to time, subject to satisfaction of certain financial tests.

Pursuant to the Image preferred stock purchase agreement, $22.0 million of the purchase price thereunder will consist of $7.2 million in cash and $14.8 million in principal amount of the subordinated promissory notes described above; provided that (i) at closing, the cash portion will be increased, and the notes portion decreased, by an amount equal to any additional vendor financing delivered into the transactions contemplated by the Image merger agreement; and (ii) if immediately prior to closing, after giving effect to any redemptions or capital related transactions as may be necessary in order to consummate the transactions contemplated by the Image merger agreement, RLJ has greater than $92.0 million in cash (excluding (a) any amounts drawn under the SunTrust or other senior line of credit and (b) any cash held by RLJ outside of the trust account immediately prior to closing), then the cash portion will be increased in an amount equal to 50% of the difference between the actual amount of cash (excluding (a) any amounts drawn under the SunTrust or other senior line of credit and (b) any cash held by RLJ outside of the trust account immediately prior to closing) and the cash amount; provided further, that the cash portion will not be more than $22.0 million under any circumstances. The notes portion will be reduced, dollar for dollar, by an amount equal to any increase in the cash portion.

Description of the Acorn Stock Purchase Agreement

Structure of the Acorn Acquisition

The Acorn stock purchase agreement provides for the sale by the shareholders of Acorn of all of the issued and outstanding shares of capital stock of Acorn to RLJ. Immediately prior to the consummation of the

Acorn acquisition, Acorn shall purchase all the outstanding shares of Acorn Australia then held by persons other than Acorn, and either Acorn or AIP shall purchase all of the issued and outstanding shares of Acorn UK then held by persons other than AIP, the cost of which buyout payments will be included as part of the transaction costs.

Purchase Price

The aggregate purchase price to be paid to the holders of the stock of Acorn is comprised of (i) $101,818,343 in cash, plus an amount equal to the aggregate transaction costs incident to the negotiation, preparation or consummation of the acquisition by Acorn Productions Limited of ACL (except for those transaction costs funded from working capital of Acorn or any Acorn subsidiary), (ii) one million newly issued shares of New RLJ common stock, and (iii) one million newly issued warrants to purchase New RLJ common stock.

The cash portion of the purchase price to be paid to the selling shareholders at closing will be reduced by the (i) transaction costs incurred by Acorn and Acorn’s subsidiaries since January 1, 2012 in connection with the business combination, including the payments required to be made to cancel the outstanding options to purchase shares of capital stock of Acorn’s subsidiaries and to buy out the minority holders of Acorn’s subsidiaries; (ii) the amount required to repay Acorn’s SunTrust Bank senior term loan and the principal amount of certain subordinated notes issued by Acorn; and (iii) $5,000,000 (the indemnification escrow, which amount will be released from escrow within 3 days of the 18-month anniversary of the closing, less any amounts paid to or claimed by RLJ prior to the 18-month anniversary of the closing).

Closing and Effective Time of the Stock Purchase

Upon the terms and subject to the conditions of the Acorn stock purchase agreement, the closing will take place substantially simultaneously with, but immediately following, the consummation of the transactions contemplated by the Image merger agreement or at such other time or on such other date as RLJ and the representative of the selling shareholders may mutually agree upon in writing.

Representations and Warranties

The Acorn stock purchase agreement contains a number of representations and warranties that RLJ, Acorn and the selling shareholders have made to each other.

Acorn makes representations and warranties to RLJ in the following areas:

•	organization, authority, and qualification of Acorn and certain of Acorn’s subsidiaries;
•	capitalization and stock rights of Acorn and certain of Acorn’s subsidiaries;
•	corporate books and records of Acorn and certain of Acorn’s subsidiaries;
•	no conflicts, consents, approvals, violations or material asset encumbrances in regard to Acorn and certain of Acorn’s subsidiaries;
•	financial information of Acorn and certain of Acorn’s subsidiaries;
•	liabilities of Acorn and certain of Acorn’s subsidiaries;
•	accounts receivable of Acorn and certain of Acorn’s subsidiaries;
•	conduct in the ordinary course, absence of certain changes, events, and conditions of Acorn and certain of Acorn’s subsidiaries;
•	litigation relating Acorn and certain of Acorn’s subsidiaries;
•	compliance with laws by Acorn and certain of Acorn’s subsidiaries;
•	environmental matters relating to Acorn and certain of Acorn’s subsidiaries;
•	intellectual property and distribution agreements of Acorn and certain of Acorn’s subsidiaries;
•	real property of Acorn and certain of Acorn’s subsidiaries;

•	tangible personal property of Acorn and certain of Acorn’s subsidiaries;
•	suppliers, licensors and customers of Acorn and certain of Acorn’s subsidiaries;
•	product and service warranties, refund policies and returns of Acorn and certain of Acorn’s subsidiaries;
•	employees and employee benefit matters of Acorn and certain of Acorn’s subsidiaries;
•	taxes of Acorn and certain of Acorn’s subsidiaries;
•	material contracts, intellectual property agreements or distribution agreements to which Acorn or certain of Acorn’s subsidiaries are a party;
•	confidentiality of proprietary information of Acorn and certain of Acorn’s subsidiaries;
•	software used by Acorn and certain of Acorn’s subsidiaries;
•	security and disaster recovery;
•	insurance of Acorn and certain of Acorn’s subsidiaries;
•	finder’s fees;
•	bank accounts of Acorn and certain of Acorn’s subsidiaries;
•	related person transactions of Acorn and certain of Acorn’s subsidiaries;
•	inventory;
•	business continuity;
•	incentive and severance payment obligations;
•	full disclosure;
•	solely with regard to Acorn UK, pensions; and
•	solely with regard to Greenlit (Foyles War) Limited, a subsidiary of Acorn, accounting records.

The selling shareholders make representations and warranties to RLJ in the following areas:

•	beneficial ownership and freedom from encumbrance of the shares of Acorn and the options and other stock purchase rights held by each selling shareholder;
•	organization (as applicable), authority, and enforceability;
•	brokers and finder’s fees;
•	legal and tax consequences to each selling shareholder as a result of the transactions contemplated by the Acorn stock purchase agreement; and
•	full disclosure.

RLJ makes representations and warranties in the following areas:

•	organization, authority, and qualification;
•	valid issuance of New RLJ securities;
•	no conflicts, consents or approvals;
•	capitalization of RLJ;
•	SEC filings and financial statements;
•	absence of certain changes;
•	operations of New RLJ;

•	broker and finder’s fees;
•	financing (including commitment letters and term sheets); and
•	the trust account.

Materiality and Material Adverse Effect

Several of the representations and warranties made by Acorn are qualified by materiality or the use of the term “company material adverse effect.” For the purposes of the Acorn stock purchase agreement, a “company material adverse effect” means any event, occurrence, fact, condition or change that causes, or could reasonably be expected to cause, individually or in the aggregate, a materially adverse effect on the business, operations, assets, liabilities, results of operations, condition or prospects of Acorn and certain Acorn subsidiaries, in the aggregate, excluding any such event, occurrence, fact, condition or change that materially and adversely affects prevailing economic conditions of the distribution rights industry generally and that does not have a disproportionately adverse effect on Acorn and certain Acorn subsidiaries, collectively, or the ability of Acorn or certain Acorn subsidiaries to consummate timely the Acorn acquisition.

Interim Operations of RLJ and Acorn

Under the Acorn stock purchase agreement, unless RLJ otherwise agrees in writing, the business of Acorn and certain Acorn subsidiaries shall be conducted in the ordinary course of business and in a manner consistent with past practice and in accordance with applicable law, and Acorn and certain Acorn subsidiaries will use commercially reasonable efforts to preserve the business organization of Acorn and certain of its subsidiaries.

In addition, subject to specified exceptions, Acorn and certain of Acorn’s subsidiaries have agreed that, except as otherwise expressly permitted or required by the Acorn stock purchase agreement, none of them will, between the date of the Acorn stock purchase agreement and the closing, directly or indirectly do, or agree or propose to do, any of the following without the prior written consent of RLJ, which consent may be withheld in RLJ’s sole discretion:

•	amend or otherwise change its governing documents;
•	issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or otherwise allow an encumbrance of (i) any capital stock, ownership interest or shares of Acorn or certain of its subsidiaries (other than the issuance of stock upon the exercise of options outstanding as of the date of the Acorn stock purchase agreement) or (ii) any stock purchase right of Acorn or certain of its subsidiaries or any other ownership interest (including any phantom interest) of Acorn or certain of its subsidiaries or any revenue or profit-sharing interest in respect of Acorn or certain of its subsidiaries (other than in connection with Acorn’s purchase of minority-held interests in Acorn’s Australian and United Kingdom subsidiaries (as described above));
•	declare, set aside, make or pay any dividend or other distribution with respect to any capital stock; provided, however, that Acorn may make cash distributions not in excess of 45% of Acorn’s actual and estimated net taxable income through the closing date;
•	reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or shares of Acorn or certain of its subsidiaries, or honor any demand or request by any shareholder of Acorn or certain of its subsidiaries for redemption of any stock or shares or the exercise of any redemption rights (other than in connection with any cashless exercise of any option or in connection with Acorn’s purchase of minority-held interests in Acorn’s Australian and United Kingdom subsidiaries (as described above));
•	(i) acquire or invest in any corporation, partnership, other business organization or division thereof or any other entity; (ii) incur or repay any material indebtedness or issue any debt securities or assume, guarantee or endorse the obligations of any person, or make any loans or advances (other than in the ordinary course of business and consistent with past practice or otherwise in accordance with the terms of agreements governing indebtedness of Acorn or Acorn’s Australian and United

Kingdom subsidiaries in effect as of the date of the Acorn stock purchase agreement; (iii) enter into any material contract or any contract that would be a material contract if it were in effect on the date of the Acorn stock purchase agreement) other than (x) any scheduled or RLJ-approved distribution agreement entered into in accordance with the Acorn stock purchase agreement, (y) any employment, consulting or agency agreement permitted without the prior written consent of RLJ pursuant to the Acorn stock purchase agreement or (z) any contract relating to indebtedness permitted to be incurred without the prior written consent of RLJ pursuant to clause (ii) above; (iv) authorize any single capital expenditure relating to the sale or purchase of tangible goods that is in excess of $50,000 or capital expenditures relating to the sale or purchase of tangible goods that are in the aggregate in excess of $200,000, excluding capitalized expenditures relating to DVD manufacturing and replication and catalog inventory and advertising and consumer catalog production and mailing costs in the ordinary course of business and consistent with past practice (v) license any Acorn-owned intellectual property to any other person other than in the ordinary course of business and consistent with past practice; or (vi) increase or change any assumptions underlying, or methods of calculating, any bad debt, contingency or other reserves;
•	(i) enter into any employment, consulting or agency contract, with any executive officer of Acorn; (ii) grant any right to receive retention bonus, severance or termination pay to, or enter into any employment or severance, or retention bonus contract with, any director, officer or employee of Acorn or certain of its subsidiaries involving payments in the aggregate in excess of $50,000; or (iii) establish, adopt, enter into, terminate, fail to renew, or amend in any material respect any employee benefit plan, collective bargaining, or other plan, except as set forth in the Acorn stock purchase agreement;
•	make any change with respect to accounting methods or practices or internal accounting control, inventory, investment, credit, allowance or tax procedures or practices, or to maintenance of books and records;
•	make or change any tax election, change an annual accounting period, file any amended tax return, enter into any closing agreement, settle or compromise any tax liability, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment, or take any other similar action, or omit to take any action relating to the filing of any tax return or the payment of any tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the present or future tax liability or decreasing any present or future tax asset of Acorn or any of Acorn’s subsidiaries;
•	pay, discharge, satisfy or settle any material claim, liability, right or obligation, other than in connection with the exercise of options or the cancellation of subsidiary options outstanding or the discharge or satisfaction of claims, liabilities and obligations reflected or reserved against in Acorn’s balance sheet or incurred in the ordinary course of business and consistent with past practice since the date of Acorn’s balance sheet, and other than settlements or compromises of claims involving solely money damages not in excess of $20,000;
•	forgive, cancel or defer any indebtedness or waive any claims or rights of material value;
•	prepay any obligation in excess of $50,000, or $300,000 in the aggregate, other than prepaid royalties in the ordinary course of business and consistent with past practice;
•	purchase from any person other than Acorn, any company subsidiary, Greenlit (Foyles War) Limited or ACL or sell, transfer, license or otherwise dispose of, to any person other than Acorn or any company subsidiary, any material properties or assets, other than the purchase and sale of inventory and the licensing of Acorn-owned intellectual property and distribution rights in the ordinary course of business and consistent with past practice or as otherwise contemplated by the Acorn stock purchase agreement;
•	transfer to any third party ownership of any Acorn-owned intellectual property, abandon or render unenforceable any Acorn-owned intellectual property used by Acorn or certain of its subsidiaries in the ordinary course of its business through action or inaction, or terminate any license to exploit third party intellectual property except as contemplated by the Acorn stock purchase agreement or upon the expiration of the term of any such license, or disclose to any person without obtaining an appropriate confidentiality agreement from any such person any trade secret or other nonpublic, confidential or proprietary information;
•	revalue any assets (whether tangible or intangible), including making or approving any write-off or write-down or any determination to write off or write down any of the assets or properties of Acorn or certain of its subsidiaries other than in the ordinary course of business and consistent with past practices;
•	pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, any of Acorn’s or certain of its subsidiaries’ current or former shareholders, officers, directors, employees or consultants or any affiliate of any of Acorn’s or certain of its subsidiaries’ current or former shareholders, members, officers, directors, employees or consultants, except (i) for reimbursement or advances for travel and other business-related expenses, (ii) in connection with Acorn’s purchase of minority-held interest in Acorn’s Australian and United Kingdom subsidiaries (as described above) or any cashless exercise of options or cancellation of subsidiary options, or (iii) compensation, (iv) intercompany transactions among Acorn and certain of its subsidiaries that do not involve any payments, loans, advances, sales, transfer or leases to any person other than Acorn, certain of its subsidiaries, or (v) as otherwise set forth in the Acorn stock purchase agreement;
•	take any action that would or is reasonably likely to result in any of the representations or warranties of Acorn or certain of its subsidiaries or any shareholder being untrue in any respect, or in the breach of any covenant, agreement or other obligation of Acorn or certain of its subsidiaries or any shareholder or in any of the conditions to closing;
•	amend, terminate, modify, extend, renew or renegotiate, or exercise an option to extend/change the term of, any material contract to which any of Acorn or any of Acorn’s subsidiaries is a party or by which it is bound, or default (or take or omit to take any action that, with or without the giving of notice or passage of time, would constitute a default) in any of its obligations under any material contract or take any action that would reasonably be expected to result in the discontinuance of its relationship with any licensor, customer, provider or supplier;
•	terminate, amend or fail to renew any existing insurance coverage;
•	terminate or fail to renew or preserve any material governmental licenses, permits, grants, franchises, certificates, consents, orders or authorizations of Acorn and certain of its subsidiaries;
•	threaten or commence any claims against or otherwise involving Acorn or certain of its subsidiaries that would not reasonably be expected to be resolved for less than $20,000 in the aggregate; or
•	enter into any arrangement or perform any action that could reasonably be expected to result in a company material adverse effect.

Access to Information

Prior to closing, Acorn and each Acorn subsidiary will afford RLJ and its representatives access at all reasonable times to all of their respective books and records, officers, employees and facilities and will promptly provide all financial and all other information concerning its business, properties and personnel as RLJ reasonably requests.

No Alternative Transaction

Unless the Acorn stock purchase agreement has been terminated, neither Acorn nor the Acorn subsidiaries nor any selling shareholder may, directly or indirectly solicit, initiate or encourage the submission of any offer from any person relating to any acquisition or purchase of all or any material portion of the assets of, or any equity or other interest in, Acorn or any Acorn subsidiary or any business combination with Acorn or any Acorn subsidiary, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate or negotiate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. Acorn, the Acorn subsidiaries and each selling shareholder (as the case may be) shall notify RLJ immediately of any such proposal or offer, and of each inquiry or contact with any person with respect thereto, made and shall, in any such notice to RLJ, indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. Acorn and the selling shareholders agree not to (and shall not permit any Acorn subsidiary to) release any third party from, or waive any provision of, any confidentiality or standstill agreement to which Acorn, any Acorn subsidiary or any selling shareholder is a party.

Notification; Reasonable Efforts; HSR Filings; Other Agreements

Each party to the Acorn stock purchase agreement will give prompt notice to the other of:

•	any event that would be reasonably likely to cause any representation or warranty made by a party in the Acorn stock purchase agreement to become inaccurate or untrue;
•	any event that would be reasonably likely to result in the failure to satisfy a closing condition; or
•	the failure by a party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under the Acorn stock purchase agreement.

However, no delivery of any notice will limit or otherwise affect the remedies available to the parties under the Acorn stock purchase agreement.

The parties have agreed that they will use all commercially reasonable efforts to take all actions, and to do all things necessary, proper or advisable to consummate the transactions contemplated by the Acorn stock purchase agreement and the Image merger agreement and to work towards closing. This includes making all filings and paying all associated fees required in connection with the mergers including those required under the HSR Act. The parties have also agreed not to take any action that is reasonably likely to result in a breach of the Acorn stock purchase agreement or any other transaction document.

Further, RLJ will not, without Acorn’s prior written consent, which consent will not be unreasonably withheld, conditioned or delayed, waive the occurrence, in the interim between signing and closing, of an Image material adverse effect.

Confidentiality and Publicity

Prior to the closing, except as otherwise permitted under the Confidentiality Agreement between RLJ and Acorn, dated November 21, 2011, or as otherwise permitted under the Acorn stock purchase agreement, no party to the Acorn stock purchase agreement will make any statements to any third party with respect to the Acorn stock purchase agreement or disclose to any third party any confidential information of another party without prior written consent. However, RLJ may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities, and Acorn will not unreasonably withhold or delay its consent to any press release proposed by RLJ regarding the Acorn stock purchase agreement or the transactions contemplated thereby.

Conditions to the Closing of the Acorn stock purchase agreement

The following are the significant conditions to the obligations of Acorn and the selling shareholders to consummate the agreement:

•	The representations and warranties of RLJ not qualified by materiality must be true and correct in all material respects when made and, except as otherwise contemplated by the Acorn stock purchase agreement and the other transaction documents, as of the closing date;
•	The representations and warranties of RLJ that are qualified by materiality must be true and correct when made, and, except as otherwise contemplated by the Acorn stock purchase agreement and the other transaction documents, as of the closing date;
•	Any waiting period under the HSR Act and any foreign competition law must have expired or been terminated;

•	There is no order or legal prohibition against the consummation of the Acorn stock purchase agreement or the transactions contemplated by the Acorn stock purchase agreement;
•	Since the date of the Acorn stock purchase agreement and through the closing, neither RLJ nor New RLJ shall have experienced a RLJ Material Adverse Effect;
•	The transactions contemplated by the Image merger agreement shall have been consummated;
•	The covenants and agreements made by RLJ in the Acorn stock purchase agreement and the other transaction documents must have been complied with in all material respects at or prior to closing; and
•	As of the closing, (a) Robert Johnson, Ted Green, Peter Edwards, Miguel Penella, H. Van Sinclair and John Hyde will be directors of New RLJ, in addition to such other directors as may be determined by the New RLJ board, (b) Robert Johnson will be chairman and Peter Edwards will be the sole vice-chairman of the New RLJ board and (c) Ted Green will be Chief Executive Officer and Miguel Penella will be Chief Operating Officer of New RLJ, and no executives of New RLJ other than Ted Green will be senior to Miguel Penella in New RLJ’ management structure.

The following are the significant conditions to the obligations of RLJ to consummate the agreement:

•	The representations and warranties of Acorn and the selling shareholders not qualified by materiality must be true and correct in all material respects as of the closing date, except as otherwise contemplated by the Acorn stock purchase agreement and the other transaction documents or to the extent expressly made as of a particular date;
•	The representations and warranties of Acorn and the selling shareholders that are qualified by materiality must be true and correct when made, and, except as otherwise contemplated by the Acorn stock purchase agreement and the other transaction documents, or to the extent expressly made as of a particular date, as of the closing date or as of such particular date;
•	The covenants and agreement made by Acorn and the selling shareholders must have been complied with in all material respects;
•	Since the date of the Acorn stock purchase agreement and through closing, Acorn and Acorn’s subsidiaries must not have experienced a company material adverse effect;
•	There is no order or legal prohibition against the consummation of the Acorn stock purchase agreement or the transactions contemplated thereby;
•	The employment letter to be entered into between RLJ and Miguel Penella shall not have been terminated or revoked by Mr. Penella;
•	Acorn and Acorn’s subsidiaries shall have taken all actions required and shall have provided evidence reasonably satisfactory to RLJ to terminate Acorn’s nonqualified stock option plan, effective as of the closing, and, except for certain rights relating to ACL, all stock purchase rights shall have been exercised or terminated as of immediately prior to the closing;
•	Any person who exercised an option after the date of the Acorn stock purchase agreement shall have become a party to the Acorn stock purchase agreement as a selling shareholder;
•	Acorn and Acorn’s subsidiaries shall have taken all actions required and provided for any related payments, and provided evidence to that effect reasonably satisfactory to RLJ, including that (A) the option scheme of Acorn UK has been terminated, effective as of or prior to the closing, and (B) except for certain rights relating to ACL, there are no Acorn subsidiary stock purchase rights which have not been cancelled or lapsed and which are subsisting;
•	No person shall have revoked any release of claims (as defined below);
•	Any waiting period under the Hart-Scot-Rodino Act and any foreign competition law must have expired or been terminated;

•	RLJ shall have at least an aggregate of $92,000,000 in cash held either inside or outside of the trust account established pursuant to RLJ Trust Agreement;
•	The estimated net working capital of Acorn as of the closing date shall not be more than $5,000,000 less than the determined working capital target amount; and
•	The transactions contemplated by the Image merger agreement shall have been consummated.

Noncompetition and Nonsolicitation

Peter Edwards, George Delta, James Epstein and John Lorenz agree that, from the date of the Acorn stock purchase agreement through the second anniversary of the same, they will not, and will cause their affiliates to not, without the prior written consent of RLJ:

•	engage as agent, employee, owner or in any other capacity anywhere in the restricted territory (which is comprised of the United States, Canada, United Kingdom, Australia, Channel Islands, Isle of Man, New Zealand, and Bermuda) for any person that is involved in any capacity with any venture or enterprise that engages or proposes to engage in the distribution rights industry anywhere in the restricted territory;
•	contact for the purpose of offering employment or engagement to any person who is employed or engaged by either RLJ or its affiliates or any of their subsidiaries at any time during the restricted period, or to otherwise encourage or induce any such person to leave the employment of either RLJ or its affiliates or any of their subsidiaries for the purpose of engaging in the distribution rights industry anywhere in the restricted territory; or
•	solicit the business of any customer, whether present or prospective, of RLJ or its affiliates or any of their subsidiaries for the purpose of engaging in the distribution rights industry anywhere in the restricted territory.

Severance and Incentive Payment Obligations

Acorn and Acorn’s subsidiaries, or successor, must make all severance payments listed in the Acorn stock purchase agreement, which relate to employees terminated on or after the closing date. Such severance payments are not included in the transaction costs and will not be deducted from the purchase price.

Acorn and Acorn’s subsidiaries, or successor, must make all incentive payments owing to the applicable employees of Acorn and Acorn’s subsidiaries under (i) any applicable retention incentive agreements and (ii) any resolutions of the boards of directors of any of Acorn or Acorn’s subsidiaries and any related documents, which payments include (A) retention bonuses if employees of Acorn or an Acorn subsidiary remain with Acorn or an Acorn subsidiary after the closing date and (B) bonus payment obligations payable to employees contingent upon consummation of the transactions contemplated by the Acorn stock purchase agreement, regardless of whether such employees remain employed by Acorn or an Acorn subsidiary following closing. Such incentive payments will be included in the transaction costs and deducted from the purchase price.

Prior to the closing date, Acorn shall cause the board of directors of Acorn to (i) adopt a resolution terminating the Acorn 401(k) Plan, effective no later than immediately prior to the closing and (ii) take any and all other actions as RLJ may direct in connection with the termination of the Acorn 401(k) Plan. Acorn shall, prior to the closing, provide RLJ with evidence that these actions relating to the Acorn 401(k) Plan have been taken. Effective as of the closing date, New RLJ (or a subsidiary of New RLJ) shall implement and maintain a defined contribution plan intended to be qualified under Section 401(a) of the Internal Revenue Code and in which employees of Acorn shall be eligible to participate pursuant to the terms of such plan.

Board of Directors and Management of New RLJ

RLJ and New RLJ shall cause (a) Robert Johnson, Ted Green, Peter Edwards, Miguel Penella, H. Van Sinclair and John Hyde to be elected as directors of New RLJ following the closing, with Robert Johnson as Chairman and Peter Edwards as sole Vice Chairman, and (b) Ted Green will be elected as Chief Executive Officer and Miguel Penella will be elected as Chief Operating Officer of New RLJ.

Survival and Indemnification

The representations and warranties of the parties survive after the closing date for 18 months, except that (a) any indemnification claim based on fraud, organization and good standing, authority and enforceability, capitalization and stock rights, the spreadsheet specifying the consideration to be paid to each of the selling shareholders, intellectual property, brokers or finders, solvency, or representations and warranties of the selling shareholders will survive the closing indefinitely; (b) any indemnification claim based on taxes, further representations regarding distribution agreements, employee benefit plans, pensions, taxation or superannuation will survive for the statute of limitations applicable to such matters plus 60 days (as adjusted); and (c) the covenants, agreements and other obligations contained in the Acorn stock purchase agreement or in the other transaction documents will survive the closing and continue until fully performed or satisfied.

The selling shareholders must indemnify and reimburse RLJ and its affiliates for all losses and claims, including third party claims, arising out of (i) any breach of the Acorn stock purchase agreement or the other transaction documents by the selling shareholders, Acorn or Acorn’s subsidiaries; (ii) any of Acorn or Acorn’s subsidiaries’ transaction costs not listed on the transaction costs spreadsheet as costs to be deducted from the purchase price; (iii) any incentive payment obligations; (iv) severance payment obligations not disclosed; (v) the granting, exercise, transfer or cancellation of any Acorn or Acorn subsidiary stock purchase rights on or after the date of the Acorn stock purchase agreement (other than certain Acorn subsidiary stock purchase rights); (vi) any third party claim arising out of any actions of Acorn or an Acorn subsidiary or any of their affiliates on or prior to the closing date; (vii) any fraud of Acorn or an Acorn subsidiary; and (viii) any other items specifically listed in the disclosure memorandum provided to RLJ.

Each of Acorn, the Acorn subsidiaries and the selling shareholders waives any right to any amount held in the trust account, and they have agreed not to make any claim against the trust fund.

Employment Arrangements

Acorn will use commercially reasonable efforts to cooperate with RLJ and New RLJ to secure the continued employment following the closing of such employees of Acorn and Acorn’s subsidiaries as may be identified by RLJ or New RLJ, on terms and conditions reasonably satisfactory to RLJ and New RLJ (it being understood that such efforts will not include any requirement or obligation of Acorn or any Acorn subsidiary to pay any consideration not otherwise required to be paid by the terms of an existing contract or offer or grant any financial accommodation or other benefit not otherwise required to be made by the terms of an existing contract).

Release of Claims

Each selling shareholder, on such selling shareholder’s behalf and on behalf of any such selling shareholder’s heirs or assigns waives, effective as of the date of the Acorn stock purchase agreement and as of the closing date, any and all claims that such person has or may have against Acorn or any Acorn subsidiary or any present or former director, officer, employee or agent of Acorn or any Acorn subsidiary, whether asserted or unasserted, known or unknown, contingent or noncontingent, past or present, arising or resulting from or relating, directly or indirectly, to any act, omission, event, condition or occurrence prior to the closing date relating to Acorn or any Acorn subsidiary, except with regard to any right of such selling shareholder under the Acorn stock purchase agreement or any other transaction document or any release of any workers’ compensation claim or claim for benefits under any employee benefit plan.

Warrant Exercise Payments

After the closing, upon the exercise by a selling shareholder of a New RLJ warrant received by such selling shareholder, each such selling shareholder must pay $0.75 per New RLJ warrant to RLJ’s sponsor.

Warrant Transfer Restrictions

Until thirty days after the closing date, none of the selling shareholders may (i) sell or otherwise dispose of, directly or indirectly, any of the New RLJ warrants received by such selling shareholders as part of the purchase price and the respective shares of New RLJ common stock issuable upon exercise of such warrants, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the New RLJ warrants received by such selling shareholders and the respective shares of New RLJ common stock issuable upon exercise of such warrants, whether any such transaction is to be settled by delivery of shares of New RLJ common stock or such other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any such disposition, transfer or similar transaction.

Notwithstanding the above, each of the selling shareholders may transfer the New RLJ warrants received by such selling shareholder and the respective shares of New RLJ common stock issuable upon exercise of such warrants owned by him, her or it (i) by gift to a member of such selling shareholder’s immediate family or to a trust, the beneficiary of which is a member of such selling shareholder’s immediate family, an affiliate of such selling shareholder or to a charitable organization, if the respective permitted transferees enter into a written agreement with New RLJ agreeing to be bound by certain transfer restrictions; (ii) by virtue of the laws of descent and distribution upon death of such selling shareholder if the respective permitted transferees enter into a written agreement with New RLJ agreeing to be bound by certain transfer restrictions; (iii) pursuant to a qualified domestic relations order if the respective permitted transferees enter into a written agreement with New RLJ agreeing to be bound by certain transfer restrictions; (iv) if the selling shareholder is not a natural person, upon the dissolution or termination of legal existence of such selling shareholder; or (v) in the event that New RLJ consummates a liquidation, merger, stock exchange or other similar transaction that results in all of its selling shareholders having the right to exchange their shares of New RLJ common stock for cash, securities or other property subsequent to the closing date.

Termination of Stock Option Plan and Other Stock Purchase Rights

Effective as of the closing, Acorn and Acorn’s subsidiaries must terminate Acorn’s nonqualified stock option plan, the option scheme of Acorn UK, and, except for certain rights relating to ACL, all stock purchase rights (which rights includes rights of first refusal or offer, preemptive rights, options, warrants, conversion rights, and other rights, understandings or agreements, for the purchase, acquisition or transfer from Acorn or any other person of any shares of Acorn’s capital stock or any securities or instruments directly or indirectly convertible into, exercisable for or exchangeable for shares of Acorn’s capital stock).

Discharge of Affiliated Obligations

Prior to or in connection with closing, Acorn and the selling shareholders must satisfy or cancel all indebtedness, contracts or other obligations of Acorn or Acorn’s subsidiaries to any of the selling shareholders or any of their respective affiliates, and Acorn and the selling shareholders will cancel or satisfy all indebtedness or other obligations of any of the selling shareholders or their affiliates to Acorn or any of Acorn’s subsidiaries.

Payments Under Prior Transactions

Acorn and Acorn’s subsidiaries will be responsible for all accrued and unpaid fees, costs and expenses outstanding on the closing date incident to the negotiation and preparation of certain prior transactions. Such payments will be included in the transaction costs and deducted from the purchase price.

Expenses

Each party must pay its own transaction costs; provided, however, that (i) the cost of all filing fees for the transactions contemplated by the Acorn stock purchase agreement under the Hart-Scot-Rodino Act will be shared equally by RLJ and Acorn; (ii) the transaction costs incurred by Acorn and Acorn’s subsidiaries, including any costs incurred by Acorn benefiting the selling shareholders with regard to the Acorn stock purchase agreement, the transactions contemplated thereby and the other transaction documents, will reduce the purchase price; and (iii) no severance payment, whether incurred in connection with the closing or otherwise, will be treated as a transaction cost.

Working Capital Adjustments

If the final net working capital of Acorn is more than $2,000,000 less than the determined working capital target amount, then (i) the selling shareholders will be responsible for paying to RLJ an amount equal to the amount by which the final net working capital is more than $2,000,000 less than the working capital target amount and (ii) the selling shareholders’ representative must pay (and may seek reimbursement from the other the selling shareholders for such payment) such amount to RLJ within three (3) Business Days after the net working capital is finalized.

If the final net working capital exceeds $2,000,000 more than the working capital target amount, then RLJ must, not later than three (3) business days after the final net working capital is finalized, pay the amount by which the final net working capital exceeds $2,000,000 more than the working capital target amount to the selling shareholders’ representative. The selling shareholders’ representative will then distribute such payment to the selling shareholders.

If the final net working capital is less than the working capital target amount in any amount as a result of (i) any fraud, gross negligence, intentional misconduct, omission, inaccuracy or inconsistency with the books and records of Acorn and Acorn’s subsidiaries, (ii) any failure to be prepared in accordance with U.S. generally accepted accounting principals, applied on a consistent basis with Acorn balance sheet, or (iii) any breach by Acorn of its covenants or representations under the Acorn stock purchase agreement, then (A) the selling shareholders will be responsible for paying to RLJ an amount equal to the amount by which the final net working capital is less than the working capital target amount and (B) the selling shareholders’ representative must pay (and may seek reimbursement from the selling shareholders for such payments) such amount to RLJ within three (3) business days after the net working capital is finalized.

Amendment

The Acorn stock purchase agreement may be amended at any time, in accordance with a writing signed by RLJ and either (a) the selling shareholders’ representative or (b) a majority in interest of the selling shareholders, calculated with reference to each shareholder’s pro rata share, and any such amendment shall be binding on all parties.

Extension; Waiver

RLJ and the selling shareholders’ representative may, in writing, (i) extend the time for the performance of any obligation under and (ii) waive the failure to comply with any provisions of the Acorn stock purchase agreement or any other transaction documents.

Termination and Termination Fee

The Agreement may be terminated (i) by Acorn or RLJ if (A) the transaction has not closed by November 22, 2012; (B) in the event of a material breach by the other is not cured within fifteen days of notice of such breach; (C) if the Image merger agreement is not approved and adopted by Image’s stockholders or RLJ’s stockholders; (ii) by RLJ if (A) the Image merger agreement is terminated for any reason; or (B) because of a deficiency of more than $5.0 million in the estimated net working capital of Acorn and Acorn’s subsidiaries on the estimated net working capital statement, as compared to the working capital target amount.

If the Acorn stock purchase agreement is terminated (i) because the transaction has not closed by November 22, 2012 (and, at the time of such termination, RLJ does not have at least an aggregate of $92.0 million in cash held either inside or outside of the trust account), (ii) by Acorn because of RLJ’s material breach, (iii) by RLJ because the Image merger agreement is terminated for any reason, or (iv) by either RLJ or Acorn because the Image merger agreement is not approved and adopted by Image’s stockholders, then RLJ must pay Acorn a $1.0 million termination fee, as liquidated damages.

Effect of Termination

In the event of the termination of the Acorn stock purchase agreement there shall be no further obligation on the part of any party, except that neither party will be relieved of any liability for any breach of the Acorn stock purchase agreement, and the provisions of the Acorn stock purchase agreement relating to expenses and expenses shall remain in full force and effect.

Image Stockholder Support Agreement

In connection with the business combination, RLJ has entered into a Stockholder Support Agreement, or the support agreement, with the JH Entities, who collectively own approximately 70% of the outstanding shares of Image common stock.

Pursuant to the terms of the support agreement, each JH Entity agreed to vote all of such stockholder’s shares (i) in favor of the approval and adoption of the Image merger agreement and the transactions contemplated thereby, (ii) against any action, agreement or transaction or proposal (including any competing transaction) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Image under the Image merger agreement or that could result in any of the conditions to Image’s obligations under the Image merger agreement not being fulfilled, and (iii) in favor of any other matter necessary to the consummation of the business combination considered and voted upon by the stockholders of Image.

Each JH Entity also agreed not to sell, transfer or dispose of or otherwise encumber any of the shares of the Image common stock that such stockholder owns or enter into a voting arrangement that is inconsistent with the terms of the support agreement. Each JH Entity further agreed not to solicit any competing transaction or participate in any discussions regarding a superior proposal.

The support agreement and the obligations of the JH Entities under the support agreement automatically terminate upon the earliest to occur of (i) the consummation of the business combination and (ii) the termination of the Image merger agreement in accordance with its terms.

POST-TRANSACTION PRO FORMA SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NEW RLJ

The following table sets forth certain information with respect to (i) each director and each executive officer of New RLJ; (ii) all directors and executive officers of New RLJ as a group; and (iii) persons (including any “group” as that term is used in Section l3(d)(3) of the Exchange Act), expected to be the beneficial owner of more than five percent of its common stock after the closing of the business combination. Shares of common stock subject to options exercisable within 60 days from the date of the anticipated closing are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

Unless otherwise indicated, RLJ believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table does not reflect record or beneficial ownership of the sponsor warrants as these warrants are not exercisable within 60 days of the date of this joint proxy statement/prospectus.

RLJ has based its calculation of the percentage of beneficial ownership as of July 19, 2012 on the following assumptions:

•	no redemption of shares by RLJ stockholders; and
•	20,315,011 shares of New RLJ common stock and warrants to purchase 21,041,667 shares of New RLJ common stock estimated to be outstanding immediately following the consummation of the business combination.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Approximate Percentage of Outstanding Common Stock Beneficially Owned
RLJ SPAC Acquisition, LLC (RLJ’s sponsor)(1) 3 Bethesda Metro Center, Suite 1000 Bethesda, MD 20814	2,801,011	13.8%
Robert L. Johnson(1) c/o The RLJ Companies 3 Bethesda Metro Center, Suite 1000 Bethesda, MD 20814	2,801,011	13.8%
H. Van Sinclair c/o The RLJ Companies 3 Bethesda Metro Center, Suite 1000 Bethesda, MD 20814	—	—
JH Evergreen Management, LLC(2) 451 Jackson Street San Francisco, CA 94111-1615	1,419,936	7.0%
Theodore S. Green(3) c/o Image Entertainment, Inc. 20525 Nordhoff Street, Suite 200 Chatsworth, CA 91311	167,660	*
John W. Hyde(4) c/o Image Entertainment, Inc. 20525 Nordhoff Street, Suite 200 Chatsworth, CA 91311	143,552	*
John P. Avagliano(5) c/o Image Entertainment, Inc. 20525 Nordhoff Street, Suite 200 Chatsworth, CA 91311	70,872	*

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Approximate Percentage of Outstanding Common Stock Beneficially Owned
Peter Edwards(6) c/o Acorn Media Group, Inc. 8515 Georgia Avenue, Suite 650 Silver Spring, MD 20910	553,821	2.7%
Miguel Penella(7) c/o Acorn Media Group, Inc. 8515 Georgia Avenue, Suite 650 Silver Spring, MD 20910	32,246	*
All directors and executive officers as a group (7 individuals, excluding to be named independent directors)

*	Less than 1%
(1)	The RLJ Companies, LLC is the sole manager and is the sole voting member of RLJ SPAC Acquisition, LLC. Robert L. Johnson is the sole manager and the sole voting member of The RLJ Companies, LLC. Mr. Johnson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(2)	Information presented regarding JH Evergreen Management, LLC, or JH Evergreen Management, JH Partners Evergreen Fund, L.P., or JH Evergreen, JH Investment Partners III, LP, or JHIP III, JH Investment Partners GP Fund III, LLC, or JHIP GP III, and John C. Hansen is based on information provided by JH Partners and certain of its affiliates regarding ownership of Image common stock. The mailing address of JH Evergreen Management and the other affiliate parties identified in this footnote is 451 Jackson Street, San Francisco, CA 94111-1615. Mr. Hansen disclaimed beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3)	Includes 44,444 shares to be held in escrow for an 18-month period following the date the business combination is consummated, subject to forfeiture to the JH Entities. See “The Business Combination — Interests of Image Directors and Officers in the Business Combination — Share Escrow Agreement” on page 183.
(4)	Mr. Hyde holds shares through PSO, his wholly owned consulting business. Includes 37,778 shares to be held in escrow for an 18-month period following the date the business combination is consummated, subject to forfeiture to the JH Entities. See “The Business Combination — Interests of Image Directors and Officers in the Business Combination — Share Escrow Agreement” on page 183.
(5)	Includes 17,778 shares to be held in escrow for an 18-month period following the date the business combination is consummated, subject to forfeiture to the JH Entities. See “The Business Combination — Interests of Image Directors and Officers in the Business Combination — Share Escrow Agreement” on page 183.
(6)	Includes 553,821 shares of New RLJ common stock anticipated to be held by trusts established by Mr. Edwards for estate planning purposes.
(7)	Excludes warrants to purchase 20,521 shares of New RLJ common stock anticipated to be held by Mr. Penella which are not exercisable within 60 days from the date of this joint proxy statement/prospectus.

NEW RLJ EXECUTIVE OFFICERS AND DIRECTORS

Upon completion of the business combination, the New RLJ board will be comprised of Robert L. Johnson, Theodore S. Green, Peter Edwards, Miguel Penella, H. Van Sinclair and John Hyde and such other independent directors as may be determined by the New RLJ board. As of the date of this joint proxy statement/prospectus, no determination has been made as to the identity of any independent directors who will be appointed to the New RLJ board.

The New RLJ board will consist of nine members and will be divided into three classes with only one class of directors being elected at each annual meeting of stockholders and each class serving a three-year term.

New RLJ directors and executive officers that have been designated as of the date of this joint proxy statement/prospectus and their ages as of July 19, 2012 are as follows:

Name	Age	Position
Robert L. Johnson	65	Executive Chairman of the Board
Theodore S. Green	59	Chief Executive Officer, Director
Peter Edwards	59	Non-Executive Vice-Chairman, Independent Director
Miguel Penella	43	President and Chief Operating Officer, Director
John W. Hyde	71	President, Global and Strategic Development, Director
John P. Avagliano	56	Chief Financial Officer
H. Van Sinclair	59	Independent Director
Director Nominee		Independent Director
Director Nominee		Independent Director
Director Nominee		Independent Director

Biographical Information

Robert L. Johnson will serve as the executive chairman of the New RLJ board. Mr. Johnson has served as RLJ’s chairman of the board since November 2010. Mr. Johnson founded and has served as chairman of The RLJ Companies, an innovative business network that owns or holds interests in a diverse portfolio of companies in the banking, private equity, real estate, hospitality, professional sports, film production, gaming, and automobile dealership industries, since February 2003. Prior to forming The RLJ Companies, Mr. Johnson was founder and chief executive officer of Black Entertainment Television (BET), which was acquired by Viacom Inc. in 2001. He continued to serve as chief executive officer of BET until February 2006. In July 2007, Mr. Johnson was named by USA Today as one of the 25 most influential business leaders of the past 25 years. Mr. Johnson currently serves on the boards of directors of RLJ Lodging Trust, KB Homes, Lowe’s Companies, Inc., Rollover Systems, Inc. and Strayer Education, Inc. He previously served as a director of Hilton Hotels Corporation, US Airways Group, Inc., General Mills, Inc. and IMG Worldwide, Inc. We believe that Mr. Johnson’s professional background, his prior senior leadership positions at various companies, and current and past board positions, make him well qualified as a Chairman of the New RLJ board.

Theodore S. Green will serve as the Chief Executive Officer and director of the New RLJ. Mr. Green has served as Image’s chairman of the board and chief executive officer since January 2010. From 2007 to 2009, Mr. Green served as chairman and co-CEO and director of TM Entertainment and Media, Inc., an entertainment and media investment company, and a director of its successor Chinese company. From 2003 to 2006, Mr. Green was the CEO and Co-Owner of Anchor Bay Entertainment, a home entertainment and production company, which at the time was a subsidiary of IDT Entertainment, Inc, a production company that focused on the production, marketing and distribution of various media. Mr. Green began serving as CEO upon the acquisition of Anchor Bay from The Handleman Company. Prior to that, in 2001, Mr. Green established Greenlight Consulting Inc., a project-based consulting practice focused on the media and entertainment industry. Greenlight Consulting’s clients included Sony Music and Vivendi-Universal as well as numerous other regional media organizations. Prior to founding Greenlight Consulting, in 2000, Mr. Green was president and chief operating officer of MaMaMedia, Inc., an Internet company that created activity-based learning products for children and their families. From 1992 to 2000, Mr. Green was the founder and

President of Sony Wonder, the division of Sony BMG Music Entertainment responsible for the production and distribution of media geared toward youthful audiences and also for all home video distribution. Beginning in 1989, Mr. Green was the executive vice president of administration and operations for ATCO Records, a music industry label co-owned with The Warner Music Group. From 1982 until 1989, Mr. Green served as the senior vice president of Polygram Records, overseeing the business affairs and music publishing divisions of the company. Mr. Green’s career in the entertainment industry began first in the legal department and thereafter as the director of business affairs for CBS Records. Prior to that Mr. Green practiced general entertainment law at the firm of Moses Singer. We believe that Mr. Green’s broad and deep experience in various segments of the entertainment industry, together with his perspective as a Chief Executive Officer will provide the New RLJ board with unique insight and direct access to strategic and operational information about New RLJ and will make him well qualified as a member of the New RLJ board.

Peter Edwards will serve as the vice chairman of the New RLJ board. Mr. Edwards has served as founder and chairman of Acorn since its inception in 1984, and has a broad background in communications. Before founding Acorn, his work in emerging communications technologies included consulting for cable companies such as Cablevision and Viacom during the major-city cable television franchising competitions of the 1980s. He also served as a consultant to the City of Reading, Pennsylvania, home of the world’s oldest two-way cable system. Also active in video production, he worked for the Washington bureau of NBC News and independently on a range of documentaries and music videos. Mr. Edwards has a master’s degree from the University of Pennsylvania’s Annenberg School of Communications, where he focused on new communications technologies and markets, and earned his BA from Trinity College. We believe that Mr. Edwards professional background, including his vast experience in communications and video productions, make him well qualified as the Vice Chairman of the New RLJ board.

Miguel Penella will serve as Chief Operating Officer and director of New RLJ. Mr. Penella has served as chief executive officer of Acorn since April 2007, where he oversaw operations and was the driving force behind the worldwide expansion of both the Acorn and Acacia brands. From 2004 to April of 2007, Miguel was president of Acorn’s direct-to-consumer operations offering DVDs and other high quality products through catalogs and online marketing vehicles. Under his leadership, Acorn distributed more than 17 million catalogs in 2006, an increase of 80 percent in just two years. Mr. Penella came to Acorn from Time-Life where he rose in the ranks from circulation director of the catalog department to director of catalogs for the music division and then to vice president of customer marketing in 2001. Previously, he worked in catalog management for the National Direct Marketing Corporation and the National Wildlife Federation. A native of Valencia, Spain, Miguel has an MBA in international marketing and finance from Adelphi University. We believe that Mr. Penella’s professional background, his position in New RLJ and his prior senior leadership positions at various companies make him well qualified as a member of the New RLJ board.

John W. Hyde will serve as a director of New RLJ. Mr. Hyde has served as the vice chairman of Image since January 2010. Mr. Hyde has served as CEO of Rehab Incorporated since 2007. Mr. Hyde founded and has been an officer of Producers Sales Organization, or PSO, since 1982. PSO and its affiliate company, Rehab Incorporated, are diversified entertainment, consulting, production, financing and distribution companies. Mr. Hyde currently has in development Short Circuit for The Weinstein Company and Flight of the Navigator for Disney. Since October 2007, Mr. Hyde has served as a member of the Board of Directors of The Jim Henson Company, creator of The Muppets and a family entertainment company. From 2007 to 2008, Mr. Hyde served as the Vice Chairman of Starz Media, a film and television production and distribution company, where he was responsible for integrating the IDT Entertainment operations into the Starz group of companies. From 2003 to 2006, Mr. Hyde was the COO of IDT Entertainment and CEO of IDTE Productions and New Ark Entertainment. In those roles, Mr. Hyde oversaw all of IDT Entertainment’s operations. From 2000 to 2006, Mr. Hyde was the CEO of Film Roman and was responsible for running the animation company producing The Simpsons, King of the Hill, Hellboy: Animated, Eloise, and Wow! Wow! Wubbzy! Mr. Hyde’s entertainment development and management experience, strategic planning background and overall familiarity with the film and television industry will provide the New RLJ board with greater insight into potential growth opportunities and make him well qualified as a member of the New RLJ board.

John P. Avagliano will serve as Chief Financial Officer of RLJ. Mr. Avagliano has served as the Chief Operating Officer and Chief Financial Officer of Image since 2009. Prior to joining Image, Mr. Avagliano was

President of Britannia Holdings providing strategic and financial management services to the film, music, video and apparel industries from 2004 to 2009. Clients of Britannia Holdings included Live Nation Entertainment, Ticketmaster Entertainment, Frontline Management, Palm Pictures (an integrated film and music company founded by Chris Blackwell, the former Chairman of Island Records), CAK Entertainment (a joint venture music publishing company funded by GTCR, a private equity firm based in Chicago), Menichetti, Ltd. (high-end apparel manufacturer/distributor), Pacific Connections, Inc. (mass market apparel and accessory distributor) and DIC Entertainment. From 1999 to 2004, Mr. Avagliano worked in various positions for Time Warner Inc. From 2001 to 2004, Mr. Avagliano worked for Warner Music Group as SVP of Financial Operations, where he was responsible for financial oversight of the global manufacturing, distribution and print businesses, worldwide financial planning and analysis, U.S. advertising procurement, real estate management, office services support and U.S. purchasing activities. From 1999 to 2001, Mr. Avagliano was CFO of Warner Home Entertainment, the leading global manufacturer and distributor of DVD and VHS products, where he was responsible for managing the overall finance function, leading negotiations in acquiring and distributing independent theatrical and TV content and managing the Video-On-Demand activities as related to the Warner Bros. film release schedule. Previously Mr. Avagliano was employed at companies such as Revlon, Playtex Products, Avon, Sanofi Beaute and PolyGram Distribution.

H. Van Sinclair will serve as a director of New RLJ and previously served as the Chief Executive Officer and President of New RLJ from April 2012 until [• ], 2012. Mr. Sinclair has served as RLJ’s president, chief executive officer and a member of the RLJ board since November 2010. Since February 2003, Mr. Sinclair has served as president and chief executive officer of The RLJ Companies. Mr. Sinclair also served as Vice President of Legal and Business Affairs for the RLJ Urban Lodging Funds, a private equity fund concentrating on limited and focused service hotels in the United States and for RLJ Development, RLJ Companies’ hotel and hospitality company, from January 2006 to May 2011. Prior to joining The RLJ Companies, Mr. Sinclair spent 28 years, from October 1978 to February 2003, with the law firm of Arent Fox, PLLC. Mr. Sinclair remains of counsel to Arent Fox. We believe that Mr. Sinclair’s professional background, his prior senior leadership positions at various companies, and extensive legal experience, make him well qualified as a member of the New RLJ board.

Committees of the New RLJ Board

The members of the committees of the New RLJ board will not be appointed until the New RLJ board is fully constituted and holds its initial meeting following consummation of the business combination. At that time, the New RLJ board will make determinations with respect to each committee member’s independence in accordance with the applicable exchange listing standards and SEC rules and regulations.

Following the consummation of the business combination, New RLJ intends to post the committee charters on its website at www.[•].com.

Audit Committee

The audit committee will be at all times composed of independent directors who are “financially literate,” meaning they are able to read and understand fundamental financial statements, including New RLJ’s balance sheet, income statement and cash flow statement. In addition, the committee will have at least one member who qualifies as an “audit committee financial expert” as defined in rules and regulations of the SEC. The New RLJ board will also make determinations regarding the financial literacy and financial expertise of each member of the audit committee in accordance with the NASDAQ listing standards and SEC Rule 10A-3.

The principal duties and responsibilities of New RLJ’s audit committee will be to engage New RLJ’s independent auditors, oversee the quality and integrity of New RLJ’s financial reporting and the audit of New RLJ’s financial statements by its independent auditors and in fulfilling its obligations, New RLJ’s audit committee will review with New RLJ’s management and independent auditors the scope and result of the annual audit, the auditors’ independence and New RLJ’s accounting policies.

The audit committee will be required to report regularly to the New RLJ board to discuss any issues that arise with respect to the quality or integrity of New RLJ’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of New RLJ’s independent auditors, or the performance of the internal audit function.

Compensation Committee

The compensation committee will be at all times composed of exclusively independent directors. Among other functions, the compensation committee will oversee the compensation of New RLJ’s chairman, its president and chief executive officer and other executive officers and senior management, including plans and programs relating to cash compensation, incentive compensation, equity-based awards and other benefits and perquisites, and administer any such plans or programs as required by the terms thereof.

Compensation Committee Interlocks and Insider Participation

New RLJ will identify which members of the New RLJ board will serve on the compensation committee. Moreover, New RLJ will disclose which, if any, members of the compensation committee have had any relationships with New RLJ of the type required to be disclosed by Item 404 of Regulation S-K of the SEC rules and regulations. None of the individuals who serve as an executive officer of New RLJ following the business combination has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who will serve as a member of the New RLJ board, or as a member of the New RLJ compensation committee, immediately following the business combination.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be at all times composed of independent directors. The principal duties and responsibilities of New RLJ’s nominating and corporate governance committee will be to identify qualified individuals to become members of the New RLJ board, recommend to the New RLJ board individuals to be designated as nominees for election as directors at the annual meetings of stockholders, and develop and recommend corporate governance guidelines to the New RLJ board.

Code of Conduct and Ethics

Following the consummation of the business combination, New RLJ intends to post its code of ethics and to post any amendments to or any waivers from a provision of its code of ethics on its website at www.[•].com.

Executive Officer and Director Compensation

It is currently anticipated that New RLJ will be offering new employment agreements to certain current executive officers of Image and Acorn after the consummation of the business combination. The terms of these agreements will be disclosed after such agreements are finalized.

Expected Compensation Policies

New RLJ has not yet developed a comprehensive executive officer and director compensation program and philosophy with respect to the executive officers and directors who will manage New RLJ after consummation of the business combination. New RLJ expects that such a program and philosophy will be developed after the completion of the business combination, but will be substantially as described below.

Executive Compensation

New RLJ will seek to provide total compensation packages that are competitive, tailored to the unique characteristics and needs of New RLJ within its industry, and that will adequately reward its executives for their roles in creating value for New RLJ’s stockholders. New RLJ intends to be competitive in its executive compensation with other similarly situated companies in its industry following completion of the business combination. The compensation decisions regarding New RLJ’s executives will be based on its need to attract individuals with the skills necessary to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above New RLJ’s expectations.

New RLJ anticipates that its executives’ compensation will consist of three primary components: salary, incentive bonus and stock-based awards issued under an incentive plan. New RLJ anticipates determining the appropriate level for each compensation component based in part, but not exclusively, on its view of internal equity and consistency, individual performance, New RLJ’s performance and other information deemed relevant and timely.

Compensation Arrangements for Directors

Upon consummation of the business combination, non-employee directors of New RLJ will receive varying levels of compensation for their services as directors based on their eligibility as members of New RLJ’s audit, compensation and nominating and corporate governance committees. New RLJ anticipates determining director compensation in accordance with industry practice and standards.

Compensation Committee Information

The New RLJ board will establish a compensation committee that, among other duties, will be to review and approve compensation paid to New RLJ’s executive officers and directors and to administer an incentive plan. The compensation committee will be composed of three members of the New RLJ board, all of whom will be independent under the NASDAQ rules, and a majority of whom will be “non-employee directors” within the meaning of Rule 16b-3(b)(3) of the Exchange Act.

The compensation committee will be charged with performing an annual review of New RLJ’s executive officers’ cash compensation, bonus and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

In addition to the guidance provided by the compensation committee, New RLJ may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Compensation of the New RLJ Board and Executive Officers

The executive and director compensation will be determined by the New RLJ board, following consummation of the business combination. Any compensation to be paid to New RLJ executive officers will be determined, or recommended to the New RLJ board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the New RLJ board.

2012 Incentive Compensation Plan

The New RLJ board has adopted New RLJ’s 2012 Incentive Compensation Plan, which we refer to in this subsection as the 2012 Plan.

Purpose

The purpose of the 2012 Plan is to assist New RLJ and its subsidiaries and other designated affiliates, which we refer to as “Related Entities,” in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors consultants and other persons who provide services to New RLJ or its Related Entities, by enabling such persons to acquire or increase a proprietary interest in New RLJ in order to strengthen the mutuality of interests between such persons and New RLJ stockholders, and providing such persons with long-term performance incentives to expend their maximum efforts in the creation of stockholder value.

The effective date of the 2012 Plan will be the date the business combination is consummated. As of the date of this joint proxy statement/prospectus, no awards have been granted under the 2012 Plan.

Stockholder approval of the 2012 Plan is required (i) for purposes of complying with the stockholder approval requirements for the listing of shares on the NASDAQ Global Market, (ii) to comply with certain exclusions from the limitations of Section 162(m) of the Code, as described below, (iii) to comply with the incentive stock option rules under Section 422 of the Code, and (iv) for the 2012 Plan to be eligible under the “plan lender” exemption from the margin requirements of Regulation U promulgated under the Exchange Act.

The following is a summary of certain principal features of the 2012 Plan. This summary is qualified in its entirety by reference to the complete text of the 2012 Plan. Stockholders are urged to read the actual text of the 2012 Plan in its entirety which is set forth in Annex L to this joint proxy statement/prospectus and is incorporated by reference as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part.

Shares Available for Awards; Annual Per-Person Limitations

Under the 2012 Plan, the total number of shares of New RLJ common stock reserved and available for delivery under the 2012 Plan as awards, such deliveries being referred to herein as Awards, at any time during the term of the 2012 Plan shall be equal to [•  ] shares of New RLJ common stock. The foregoing limit shall be increased by the number of shares of New RLJ common stock with respect to which Awards previously granted under the 2012 Plan that are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares, and the number of shares that are tendered (either actually or by attestation) or withheld upon exercise of an Award to pay the exercise price or any tax withholding requirements. Awards issued in substitution for awards previously granted by a company acquired by New RLJ or a Related Entity, or with which New RLJ or any Related Entity combines, do not reduce the limit on grants of Awards under the 2012 Plan. In addition, shares acquired by New RLJ on the open market with the proceeds received by New RLJ for the exercise price of an option awarded under the 2012 Plan and the tax savings derived by New RLJ as a result of the exercise of options awarded under the 2012 Plan, are available for Awards under the 2012 Plan.

The 2012 Plan imposes individual limitations on the amount of certain Awards in part to comply with Code Section 162(m). Under these limitations, during any 12-month period, no participant may be granted (i) stock options or stock appreciation rights with respect to more than [•  ] shares of New RLJ common stock, or (ii) shares of restricted stock, restricted stock units, performance shares and other stock based-awards with respect to more than [•  ] shares of New RLJ common stock, in each case, subject to adjustment in certain circumstances. The maximum amount that may be paid out as performance units with respect to any 12-month performance period is $[•  ] (pro-rated for any 12-month performance period that is less than 12 months), and is $[•  ] with respect to any performance period that is more than 12 months, $[•  ] multiplied by the number of full 12-month periods that are in the performance period.

The compensation committee of the New RLJ board shall be authorized to adjust the limitations described in the two preceding paragraphs and is authorized to adjust outstanding Awards (including adjustments to exercise prices of options and other affected terms of Awards) in the event that a dividend or other distribution (whether in cash, shares of New RLJ common stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects the New RLJ common stock so that an adjustment is appropriate. The compensation committee is also authorized to adjust performance conditions and other terms of Awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

Eligibility

The persons eligible to receive Awards under the 2012 Plan are the officers, directors, employees, consultants and other persons who provide services to New RLJ or any Related Entity. The foregoing notwithstanding, only employees of New RLJ, or any parent corporation or subsidiary corporation of New RLJ (as those terms are defined in Sections 424(e) and (f) of the Code, respectively), are eligible for purposes of receiving any incentive stock options, or ISOs. An employee on leave of absence may be considered as still in the employ of New RLJ or a Related Entity for purposes of eligibility for participation in the 2012 Plan.

Administration

The 2012 Plan is to be administered by the compensation committee of the New RLJ board, provided, however, that except as otherwise expressly provided in the 2012 Plan, the New RLJ board may exercise any power or authority granted to the compensation committee under the 2012 Plan. Subject to the terms of the 2012 Plan, the compensation committee is authorized to select eligible persons to receive Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award agreements (which need not be identical for each participant), and the rules and regulations for the administration of the 2012 Plan, construe and interpret the 2012 Plan and Award agreements, correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the compensation committee may deem necessary or advisable for the administration of the 2012 Plan.

Plan Benefits

All awards to employees, officers and consultants under the 2012 Plan are made at the discretion of the compensation committee. Therefore, the benefits and amounts that will be received or allocated to such individuals under the 2012 Plan are not determinable at this time. No equity awards were granted to the named executive officers of Image or RLJ in the last fiscal year.

Stock Options and Stock Appreciation Rights

The compensation committee is authorized to grant stock options, including both ISOs, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options, and stock appreciation rights entitling the participant to receive the amount by which the fair market value of a share of New RLJ common stock on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation right are determined by the compensation committee, provided that, except for substitute Awards, options must have an exercise price per share that is no less than 100% of the fair market value of a share of New RLJ common stock on the date such option is granted. An option granted to a person who owns or is deemed to own stock representing 10% or more of the voting power of all classes of stock of New RLJ or any parent company (sometimes referred to as a “10% owner”) will not qualify as an ISO unless the exercise price for the option is not less than 110% of the fair market value of a share of New RLJ common stock on the date such ISO is granted.

For purposes of the 2012 Plan, the term “fair market value” means the fair market value of New RLJ common stock, Awards or other property as determined by the compensation committee or under procedures established by the compensation committee. Unless otherwise determined by the compensation committee, the fair market value of New RLJ common stock as of any given date shall be the closing sales price per share of New RLJ common stock as reported on the principal stock exchange or market on which New RLJ common stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment generally are fixed by the compensation committee, except that no option or stock appreciation right may have a term exceeding ten years, and no ISO granted to a 10% stockholder (as described above) may have a term exceeding five years (to the extent required by the Code at the time of grant).

Methods of exercise and settlement and other terms of options and stock appreciation rights are determined by the compensation committee. The compensation committee, thus, may permit the exercise price of options awarded under the 2012 Plan to be paid in cash, shares, other Awards or other property (including loans to participants).

Restricted Stock and Restricted Stock Units

The compensation committee is authorized to grant restricted stock and restricted stock units. Restricted stock is a grant of shares of New RLJ common stock which may not be sold or disposed of, and which is subject to such risks of forfeiture and other restrictions as the compensation committee may impose. A participant granted restricted stock generally has all of the rights of a stockholder of New RLJ, unless otherwise determined by the compensation committee. An Award of restricted stock units confers upon a participant the right to receive shares of New RLJ common stock at the end of a specified deferral period, subject to such risks of forfeiture and other restrictions as the compensation committee may impose. Prior to settlement, an Award of restricted stock units carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents

The compensation committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of New RLJ common stock, other Awards or other property equal in value to dividends paid on a specific number of shares of New RLJ common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another Award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of New RLJ common stock, Awards or otherwise as specified by the compensation committee.

Bonus Stock and Awards in Lieu of Cash Obligations

The compensation committee is authorized to grant shares of New RLJ common stock as a bonus free of restrictions, or to grant shares of New RLJ common stock or other Awards in lieu of RLJ’s obligations to pay cash under the 2012 Plan or other plans or compensatory arrangements, subject to such terms as the compensation committee may specify.

Other Stock-Based Awards

The compensation committee or the New RLJ board is authorized to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of New RLJ common stock. The compensation committee determines the terms and conditions of such Awards.

Performance Awards

The compensation committee is authorized to grant performance awards to participants on terms and conditions established by the compensation committee. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the compensation committee upon the grant of the performance award. Performance awards may be valued by reference to a designated number of Shares (in which case they are referred to as performance shares) or by reference to a designated amount of property including cash (in which case they are referred to as performance units). Performance Awards may be settled by delivery of cash, shares of New RLJ common stock or other property, or any combination thereof, as determined by the compensation committee. Performance awards granted to persons whom the compensation committee expects will, for the year in which a deduction arises, be “covered employees” (as defined below) will, if and to the extent intended by the compensation committee, be subject to provisions that are intended to qualify such Awards as “performance-based compensation” not subject to the limitation on tax deductibility by New RLJ under Code Section 162(m). For purposes of Section 162(m), the term “covered employee” means New RLJ `s chief executive officer and each other person whose compensation is required to be disclosed in New RLJ `s filings with the SEC by reason of that person being among the three highest compensated officers of New RLJ (other than New RLJ’s chief executive officer or principal financial officer) as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award intended to qualify under Section 162(m) of the Code is to be exercised by the compensation committee and not the New RLJ board.

If and to the extent that the compensation committee determines that these provisions of the 2012 Plan are to be applicable to any Award, one or more of the following business criteria for New RLJ , on a consolidated basis, and/or for Related Entities, or for business or geographical units of New RLJ and/or a Related Entity (except with respect to the total stockholder return and earnings per share criteria), are to be used by the compensation committee in establishing performance goals for Awards under the 2012 Plan: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of New RLJ; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total stockholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and/or (18) the fair market value of a share of New RLJ common stock. Any of the above goals may be determined on an absolute or relative basis (e.g. growth in earnings per share) or as compared to the performance of a published or special index deemed applicable by the compensation committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to New RLJ. The compensation committee may exclude the impact of an event or occurrence which the compensation committee determines should appropriately be excluded, including without limitation (i) restructurings, discontinued operations, extraordinary items (as defined pursuant to generally accepted accounting principles), and other unusual or non-recurring charges; (ii) an event either not directly related to the operations of New RLJ or not within the reasonable control of New RLJ `s management; (iii) a change in accounting standards required by generally accepted accounting principles; or (iv) such other exclusions or adjustments as the compensation committee specifies at the time the Award is granted.

The compensation committee may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential Award.

Other Terms of Awards

Awards may be settled in the form of cash, shares of New RLJ common stock, other Awards or other property, in the discretion of the compensation committee. The compensation committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the compensation committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The compensation committee is authorized to place cash, shares of New RLJ common stock or other property in trusts or make other arrangements to provide for payment of New RLJ `s obligations under the 2012 Plan. The compensation committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any shares of New RLJ common stock or other property to be distributed will be withheld (or previously acquired shares of New RLJ common stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the 2012 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the compensation committee may, in its discretion, permit transfers subject to any terms and conditions the compensation committee may impose thereon.

Awards under the 2012 Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The compensation committee may, however, grant Awards in exchange for other Awards under the 2012 Plan, awards under other Company plans, or other rights to payment from New RLJ , and may grant Awards in addition to and in tandem with such other Awards, rights or other awards.

Notwithstanding anything to the contrary, the compensation committee shall be authorized to amend any outstanding option and/or stock appreciation right to reduce the exercise price or grant price without the prior approval of the stockholders of New RLJ. In addition, the compensation committee shall be authorized to cancel outstanding options and/or stock appreciation rights replaced with awards having a lower exercise price without the prior approval of the stockholders of New RLJ.

Acceleration of Vesting; Change in Control

The compensation committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any Award in the event of a “Change in Control,” as defined in the 2012 Plan, and such accelerated exercisability, lapse, expiration and if so provided in the Award agreement or otherwise determined by the compensation committee, vesting (including the cash settlement of stock appreciation rights which may be exercisable in the event of a “change in control”) shall occur automatically in the case of a “change in control” of New RLJ , as defined in the 2012 Plan. In addition, the compensation committee may provide in an Award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any “change in control.”

Amendment and Termination

The New RLJ board of directors may amend, alter, suspend, discontinue or terminate the 2012 Plan or the compensation committee’s authority to grant Awards without further stockholder approval (including in a manner adverse to the rights of a participant under an outstanding Award), except that stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of New RLJ common stock are then listed or quoted. Thus, stockholder approval may not necessarily be required for every amendment to the 2012 Plan which might increase the cost of the 2012 Plan or alter the eligibility of persons to receive Awards. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although the New RLJ board may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable.

Unless earlier terminated by the New RLJ board, the 2012 Plan will terminate at the earliest of (a) such time as no shares of New RLJ common stock remain available for issuance under the 2012 Plan, (b) termination of the 2012 Plan by the New RLJ board of directors, or (c) the tenth anniversary of the effective date of the 2012 Plan. Awards outstanding upon expiration of the 2012 Plan shall remain in effect until they have been exercised or terminated, or have expired.

Federal Income Tax Consequences of Awards

The 2012 Plan is not qualified under the provisions of section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options

An optionee generally is not taxed upon the grant of a nonqualified stock option granted under the 2012 Plan. Upon exercise of a nonqualified stock option granted under the 2012 Plan, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the shares of stock acquired on exercise of the option over the exercise price. If the optionee is an employee of New RLJ or a Related Entity, that income will be subject to the withholding of Federal income tax. The optionee’s tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and his holding period for those shares will begin on that date.

If an optionee pays for shares of stock on exercise of an option by delivering shares of New RLJ’s stock, the optionee will not recognize gain or loss on the shares delivered, even if their fair market value at the time of exercise differs from the optionee’s tax basis in them. The optionee, however, otherwise will be taxed on the exercise of the option in the manner described above as if he had paid the exercise price in cash. If a separate identifiable stock certificate or other indicia of ownership is issued for that number of shares equal to the number of shares delivered on exercise of the option, the optionee’s tax basis in the shares represented by that certificate or other indicia of ownership will be equal to his tax basis in the shares delivered, and his holding period for those shares will include his holding period for the shares delivered. The optionee’s tax basis and holding period for the additional shares received on exercise of the option will be the same as if the optionee had exercised the option solely in exchange for cash.

New RLJ will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income taxable to the optionee, provided that amount constitutes an ordinary and necessary business expense for New RLJ and is reasonable in amount, and either the employee includes that amount in income or New RLJ timely satisfies its reporting requirements with respect to that amount.

Incentive Stock Options

The 2012 Plan provides for the grant of stock options that qualify as “incentive stock options” as defined in Section 422 of the Code, which we refer to as ISOs. Under the Code, an optionee generally is not taxed upon the grant or exercise of an ISO. In addition, if the optionee holds a share received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised, which we refer to as the Required Holding Period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder’s tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the Required Holding Period, which we refer to as a Disqualifying Disposition, the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. If, however, the Disqualifying Disposition is a sale or exchange on which a loss, if realized, would be recognized for Federal income tax purposes, and if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

An optionee who exercises an ISO by delivering shares of stock acquired previously pursuant to the exercise of an ISO before the expiration of the Required Holding Period for those shares is treated as making a Disqualifying Disposition of those shares. This rule prevents “pyramiding” of the exercise of an ISO (that is, exercising an ISO for one share and using that share, and others so acquired, to exercise successive ISOs) without the imposition of current income tax.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee’s alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no adjustment with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee’s alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

New RLJ is not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the Required Holding Period. However, if there is a Disqualifying Disposition of a share, New RLJ is allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for New RLJ and is reasonable in amount, and either the employee includes that amount in income or New RLJ timely satisfies its reporting requirements with respect to that amount.

Stock Awards

Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is non-vested when it is received under the 2012 Plan (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the IRS, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the stock award, equal to the excess, if any, of the fair market value of the stock on the date the stock award is granted over any amount paid by the recipient in exchange for the stock.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested. Upon the disposition of any stock received as a stock award under the 2012 Plan, the difference between the sale price and the recipient’s basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more than one year from the date as of which he or she would be required to recognize any compensation income.

New RLJ will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income taxable to the optionee, provided that amount constitutes an ordinary and necessary business expense for New RLJ and is reasonable in amount, and either the employee includes that amount in income or New RLJ timely satisfies its reporting requirements with respect to that amount.

Stock Appreciation Rights

New RLJ may grant stock appreciation rights, or SARs, separate from any other Award, which we refer to as Stand-Alone SARs, or in tandem with options, which we refer to as Tandem SARs, under the 2012 Plan. Generally, the recipient of a Stand-Alone SAR will not recognize any taxable income at the time the Stand-Alone SAR is granted.

With respect to Stand-Alone SARs, if the recipient receives the appreciation inherent in the SARs in cash, the cash will be taxable as ordinary compensation income to the recipient at the time that the cash is received. If the recipient receives the appreciation inherent in the SARs in shares of stock, the recipient will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the recipient for the stock.

With respect to Tandem SARs, if the recipient elects to surrender the underlying option in exchange for cash or shares of stock equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the Stand-Alone SARs. If the recipient elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (discussed above), i.e., the recipient will recognize ordinary income for Federal tax purposes measured by the excess of the then fair market value of the shares of stock over the exercise price.

In general, there will be no Federal income tax deduction allowed to New RLJ upon the grant or termination of Stand-Alone SARs or Tandem SARs. Upon the exercise of either a Stand-Alone SAR or a Tandem SAR, however, New RLJ will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Dividend Equivalents

Generally, the recipient of a dividend equivalent award will recognize ordinary compensation income at the time the dividend equivalent award is received equal to the fair market value of the amount received. New RLJ generally will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the dividend equivalent award, provided that the deduction is not otherwise disallowed under the Code.

Section 162 Limitations

Section 162(m) of the Code generally disallows a public company’s tax deduction for compensation to covered employees in excess of $1 million in any tax year. Compensation that qualifies as “performance based compensation” is excluded from the $1 million deductibility cap, and therefore remains fully deductible by the company that pays it. We intend that Awards granted to participants under the 2012 Plan whom the compensation committee expects to be covered employees at the time a deduction arises in connection with such Awards, may, if and to the extent so intended by the compensation committee, be granted in a manner that will qualify as such “performance-based compensation,” so that such Awards would not be subject to the Section 162(m) deductibility cap of $1 million. Future changes in Section 162(m) or the regulations thereunder may adversely affect our ability to ensure that Awards under the 2012 Plan will qualify as “performance-based compensation” that are fully deductible by us under Section 162(m).

Importance of Consulting Tax Adviser

The information set forth above is a summary only and does not purport to be complete. In addition, the information is based upon current Federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his particular situation, each recipient should consult his or her tax adviser as to the Federal, state, local and other tax consequences of the grant or exercise of an Award or the disposition of stock acquired as a result of an Award.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined balance sheet assumes that the proposed business combination occurred on March 31, 2012 and combines RLJ’s unaudited March 31, 2012 balance sheet, Image’s audited March 31, 2012 balance sheet, and Acorn’s unaudited March 31, 2012 balance sheet.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011 assumes that the proposed business combination occurred on January 1, 2011, the first day of New RLJ’s latest completed fiscal year. RLJ’s audited statement of operations for the twelve months ended December 31, 2011 have been combined with Image’s audited statement of operations for the twelve months ended March 31, 2012, Acorn’s audited statement of income for the twelve months ended December 31, 2011, which includes a pro forma adjustment for its 64% share of ACL’s unaudited net income for the twelve months ended December 31, 2011, assuming that Acorn acquired its interest in ACL as of January 1, 2011.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2012 assumes that the proposed business combination occurred on January 1, 2011, the first day of New RLJ’s latest completed fiscal year. RLJ’s unaudited statement of operations for the three months ended March 31, 2012 have been combined with Image’s unaudited statement of operations for the three months ended March 31, 2012, Acorn’s unaudited statement of income for the three months ended March 31, 2012, which includes a pro forma adjustment for its 64% share of ACL’s unaudited net income, accounted for under the equity method, for the stub period from January 1, 2012 to February 29, 2012, which is the date Acorn completed the purchase of its interest in ACL. Image’s statement of operations for the three months ended March 31, 2012, was prepared subtracting Image’s operating results for the nine months ended December 31, 2011 from Image’s annual operating results for the year ended March 31, 2012.

The historical financial information of RLJ, Image, Acorn, and ACL has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the proposed business combination, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results. In addition, the unaudited pro forma condensed combined financial information should be read in conjunction with the following historical financial statements and accompanying notes of RLJ, Image, Acorn, and ACL for the applicable periods:

•	The historical financial statements of RLJ as of March 31, 2012 (unaudited) and December 31, 2011 and 2010, and for the three months ended March 31, 2012 and 2011 (unaudited) and for the year ended December 31, 2011 and the periods from November 12, 2010 (date of inception) to December 31, 2010 and from November 12, 2010 (date of inception) to December 31, 2011 and the related notes appearing elsewhere in this prospectus;
•	The historical financial statements of Image as of March 31, 2012 and 2011, and for the years ended March 31, 2012 and 2011 and the related notes appearing elsewhere in this prospectus;
•	The historical financial statements of Acorn as of March 31, 2012 (unaudited) and December 31, 2011 and 2010, and for the three months ended March 31, 2012 and 2011 (unaudited) and for the years ended December 31, 2011, 2010 and 2009 and the related notes appearing elsewhere in this prospectus;
•	The historical financial statement s of ACL as of March 31, 2011 and 2010, and for the years ended March 31, 2011 and 2010 and the related notes appearing elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information has been presented for information purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the proposed business combination been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. There are no material transactions between RLJ, Image, Acorn, and ACL during the periods presented in the unaudited pro forma condensed combined financial statement that would need to be eliminated.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under existing U.S. GAAP standards, which are subject to change and interpretation. New RLJ has been treated as the acquirer in the proposed business combination for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. The assets and liabilities of Image, Acorn and ACL have been measured based on various preliminary estimates using assumptions that New RLJ believes are reasonable based on information that is currently available.

The unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined companies may achieve as a result of the proposed business combination or the costs to combine the operations of RLJ, Image, Acorn, and ACL or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

The pro forma financial statements present two scenarios relating to redemptions of RLJ common stock: the first assumes no redemptions of RLJ common stock and the second assumes redemptions of $51.1 million. At $51.1 million of redemptions, RLJ’s assets held in the trust account would be $92 million, which is the minimum available cash amount (i) that would satisfy the applicable closing condition under the terms of the Image merger agreement and the Acorn stock purchase agreement and (ii) required by the lender under the proposed senior credit facility. These two scenarios were provided as representations of the two possible extremes with respect to redemptions of RLJ common stock. The footnotes to the unaudited pro forma condensed combined financial information provide further sensitivity information with respect to varying amounts of redemptions and the related impacts on the unaudited combined pro forma balance sheet and statements of operations.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2012
(Amounts are in thousands)

														Additional adjustment to Sources/Uses assuming $51.1 million of redemptions
			Adjustments						Adjustments
	Historical	Historical	Purchase Accounting				Subtotal	Historical	Purchase Accounting		Sources/Uses assuming no redemptions		Pro Forma			Pro Forma
	RLJ	Image	Image		Reclassification		RLJ/Image	Acorn	Acorn				Combined			Combined
Current Assets:
Cash	$679	$368	$(22,600)(K)		$143,129(T)		$121,576	$3,248	$(100,500)(K)		$2,665(5)		$26,989	$(26,989)(W)		$—
Accounts receivable	—	18,945	—		—		18,945	9,127	—		—		28,072	—		28,072
Inventories	—	14,202	—		—		14,202	7,881	—		—		22,083	—		22,083
Royalties advances	—	13,567	—		—		13,567	6,554	—		—		20,121	—		20,121
Other receivables and prepaid expenses	94	1,303	—		—		1,397	1,549	(431)(L)		—		2,515	—		2,515
Total current assets	773	48,385	(22,600)		143,129		169,687	28,359	(100,931)		2,665		99,780	(26,989)		72,791
Noncurrent inventories, principally production costs	—	555	—		—		555	9,330	—		—		9,885	—		9,885
Noncurrent royalty and distribution fee advances	—	17,766	—		—		17,766	9,831	—		—		27,597	—		27,597
Property, plant and equipment	—	726	—		—		726	202	—		—		928	—		928
Investments held in Trust Account	143,129	—	—		(143,129)(T)		—	—	—		—		—	—		—
Equity investment in ACL	—	—	—		—		—	21,270	—		—		21,270	—		21,270
Intangible assets	—	1,462	30,662	(M)	—		32,124	—	48,100	(M)	—		80,224	—		80,224
Goodwill	—	6,762	(6,762)(N)		—		—	—	13,943	(N)	—		13,943	—		13,943
Other assets	—	86	—		—		86	862	(546)(L)		1,580	(5)	1,982	—		1,982
Total assets	143,902	$75,742	$1,300		$—		$220,944	$69,854	$(39,434)		$4,245		$255,609	$(26,989)		$228,620
Current liabilities:
Accounts payable and accrued liabilities	$72	$16,118	$—		$—		$16,190	$6,217	$—		$—		$22,407	$—		$22,407
Accrued royalties	—	21,624	—		—		21,624	7,385	—		—		29,009	—		29,009
Other current liability	51	4,132	—		—		4,183	2,048	(1,013)(O)		—		5,218	—		5,218
Revolving credit facility	—	12,919	—		—		12,919	2,522	—		(15,441	)(5)	—	9,140	(W)	9,140
Total current liabilities	123	54,793	—		—		54,916	18,172	(1,013)		(15,441)		56,634	9,140		65,774
Other long-term liability	3,594	7,667	(6,818)(P)		—		4,443	301	—		206	(5)	4,950	—		4,950
Long-term debt, less current portion, less debt discount	—	—	—		—		—	18,891	(18,891)(O)		22,000	(5)	22,000	15,000	(W)	37,000
Total liabilities	3,717	62,460	(6,818)		—		59,359	37,364	(19,904)		6,765		83,584	24,140		107,724
Common stock subject to possible redemption	135,185	—	—		(135,185)(U)		—	—	—		—		—	—		—
Series B Preferred stock	—	5,839	(5,839)(Q)		—		—	—	—		—		—	—		—
Stockholders' equity:
Common shareholders' equity	5,000	7,443	13,957	(S)	135,185	(U)	161,585	31,844	(18,884)(R)		(2,520	)(5)	172,025	(51,129)(V)		120,896
Noncontrolling interests	—	—	—		—		—	646	(646)(Q)		—		—	—		—
Total stockholders' equity	5,000	7,443	13,957		135,185		161,585	32,490	(19,530)		(2,520)		172,025	(51,129)		120,896
Total liabilities and stockholders equity	143,902	$75,742	$1,300		$—		$220,944	$69,854	$(39,434)		$4,245		$255,609	$(26,989)		$228,620

See accompanying Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements which are an integral part of these statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Year Ended December 31, 2011
(Amounts are in thousands, except for share and per-share data)

	Historical		Adjustments assuming no redemptions		Subtotal	Historical	Adjustments assuming no redemptions		Pro Forma	Additional adjustments assuming $51.1 million in redemptions		Pro Forma
	For the twelve months ended Dec 31, 2012	For the twelve months ended Mar 31, 2012				For the twelve months ended Dec 31, 2012
	RLJ	Image	RLJ/Image		RLJ/Image	Acorn			Combined			Combined
Net Revenues	$—	$100,086	$—		$100,086	$83,712	$—		$183,798	$—		$183,798
Cost of Sales	—	77,234	—		77,234	40,695	(144)(A)		117,785	—		117,785
Gross profit	—	22,852	—		22,852	43,017	144		66,013	—		66,013
Selling, General and Administrative Expenses:
Selling, general and administrative expenses	506	22,930	—		23,436	33,457	—		56,893	—		56,893
Depreciation and amortization	—	998	9,949	(B)	10,947	524	15,460	(B)	26,931	—		26,931
Selling, general and administrative expenses	506	23,928	9,949		34,383	33,981	15,460		83,824	—		83,824
Income (Loss) from Operations	(506)	(1,076)	(9,949)		(11,531)	9,036	(15,316)		(17,811)	—		(17,811)
OTHER EXPENSE (INCOME):
Interest in ACL's net income	—	—	—		—	—	(1,655)(C)		(1,655)	—		(1,655)
Interest income	(84)	—	13	(D)	(71)	(55)	59	(D)	(67)	12	(D)	(55)
Interest expense	—	1,069	(1,069)(E)		—	72	1,845	(F)	1,917	2,217	(F)	4,134
Other expense (income)	—	(2,167)	—		(2,167)	69	—		(2,098)	—		(2,098)
Total other expense (income)	(84)	(1,098)	(1,056)		(2,238)	86	249		(1,903)	2,229		326
Net income (loss) before income tax provision (benefit)	(422)	22	(8,893)		(9,293)	8,950	(15,565)		(15,908)	(2,229)		(18,137)
Income tax provision (benefit)	—	(66)	(3,591)(G)		(3,657)	843	(3,751)(G)		(6,565)	(892)(G)		(7,457)
Net Income (Loss)	(422)	88	(5,302)		(5,636)	8,107	(11,814)		(9,343)	(1,337)		(10,680)
Dividend on preferred stock	—	3,272	(3,272)(H)		—	—	—		—	—		—
Less: Net Income Attributable to Noncontrolling Interests	—	—	—		—	265	(265)(I)		—	—		—
Net Income (Loss) to Common	$(422)	$(3,184)	$(2,030)		$(5,636)	$7,842	$(11,549)		$(9,343)	$(1,337)		$(10,680)
Loss per Common Share:
Basic and dilutive	$(0.03)				$(0.33)				$(0.51)			$(0.81)
Weighted Average Common Shares Outstanding:
Basic and dilutive	15,920,805		1,347,000	(J)	17,267,805		1,000,000	(J)	18,267,805	(5,138,593	)(J)	13,129,212

See accompanying Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements which are an integral part of these statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Three Months Ended March 31, 2012
(Amounts are in thousands, except for share and per-share data)

	Historical		Adjustments assuming no redemptions		Subtotal	Historical	Adjustments assuming no redemptions		Pro Forma	Additional adjustments assuming $51.1 million in redemptions		Pro Forma
	For the three months ended March 31, 2012	For the three months ended March 31, 2012				For the three months ended March 31, 2012
	RLJ	Image	RLJ/Image		RLJ/Image	Acorn			Combined			Combined
Net Revenues	$—	$21,861	$—		$21,861	$19,345	$—		$41,206	$—		$41,206
Cost of Sales	—	16,481	—		16,481	9,158	(36) (A)		25,603	—		25,603
Gross profit	—	5,380	—		5,380	10,187	36		15,603	—		15,603
Selling, General and Administrative Expenses:
Selling, general and administrative expenses	374	6,036	—		6,410	7,432	—		13,842	—		13,842
Depreciation and amortization	—	249	2,365	(B)	2,614	123	3,865	(B)	6,602	—		6,602
Selling, general and administrative expenses	374	6,285	2,365		9,024	7,555	3,865		20,444	—		20,444
Income (Loss) from Operations	(374)	(905)	(2,365)		(3,644)	2,632	(3,829)		(4,841)	—		(4,841)
OTHER EXPENSE (INCOME):
Interest in ACL's net income	—	—	—		—	(412)	(516)(C)		(928)	—		(928)
Interest income	(13)	—	2	(D)	(11)	(12)	9	(D)	(14)	2	(D)	(12)
Interest expense	—	260	(260)(E)		—	124	364	(F)	488	554	(F)	1,042
Other expense (income)	—	(2,343)	—		(2,343)	(183)	—		(2,526)	—		(2,526)
Total other expense (income)	(13)	(2,083)	(258)		(2,354)	(483)	(143)		(2,980)	556		(2,424)
Net income (loss) before income tax provision (benefit)	(361)	1,178	(2,107)		(1,290)	3,115	(3,686)		(1,861)	(556)		(2,417)
Income tax provision (benefit)	—	(234)	(234)(G)		(468)	231	(1,171)(G)		(1,408)	(222)(G)		(1,630)
Net Income (Loss)	(361)	1,412	(1,873)		(822)	2,884	(2,515)		(453)	(334)		(787)
Dividend on preferred stock	—	854	(854)(H)		—	—	—		—	—		—
Less: Net Income Attributable to Noncontrolling Interests	—	—	—		—	134	(134)(I)		—	—		—
Net Income (Loss) to Common	$(361)	$558	$(1,019)		$(822)	$2,750	$(2,381)		$(453)	$(334)		$(787)
Loss per Common Share:
Basic and dilutive	$(0.02)				$(0.04)				$(0.02)			$(0.05)
Weighted Average Common Shares Outstanding:
Basic and dilutive	17,968,750		1,347,000	(J)	19,315,750		1,000,000	(J)	20,315,750	(5,138,593)(J)		15,177,157

See accompanying Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements which are an integral part of these statements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

1.   Description of Business Combination

RLJ and Image have entered into the Image merger agreement providing for the combination of RLJ and Image under a new holding company, New RLJ. As a result of the transactions contemplated by the Image merger agreement, former Image stockholders and RLJ stockholders will own shares of common stock in New RLJ, which is expected to be listed for trading on The NASDAQ Stock Market. Immediately prior to the merger, New RLJ will acquire all of the outstanding Series B preferred stock of Image pursuant to the Image preferred stock purchase agreement. As a result, RLJ and Image will each become wholly owned subsidiaries of New RLJ. Immediately following the consummation of the Image merger RLJ will acquire all of the outstanding common stock of Acorn pursuant to the Acorn stock purchase agreement. On February 29, 2012, Acorn completed the acquisition of 64% of the outstanding shares of capital stock of ACL, a private limited company incorporated in England and Wales. Acorn’s investment in ACL is accounted for as an equity investment as the non-controlling shareholders of ACL have substantive participation rights pertaining to the decisions made by ACL’s board of directors.

The anticipated purchase consideration for Image is $44.0 million, consisting of (i) $22.6 million in cash (assuming no redemptions of RLJ common stock) for the purchase of Image’s Series B preferred stock, and (ii) 2.14 million shares of common stock of New RLJ in exchange for Image’s outstanding common stock. It is anticipated that New RLJ’s common stock will be fair valued at $10.00 per share, which is the negotiated price among RLJ, Image and Acorn and closely approximates the per share redemption amount of $9.95 and (ii) the trading price of RLJ common stock of $9.75 on March 30, 2012, the last trading day for RLJ common stock prior to the announcement of the proposed business combination. The number of shares of New RLJ common stock to be issued reflects a reduction of 0.15 million shares related to certain transaction costs to be assumed by New RLJ that are being incurred by Image. The amount of cash consideration to be paid for Image’s Series B preferred stock is contingent upon the amount of redemptions incurred by RLJ for its common stock. The above assumes that there are no redemptions. If redemptions are incurred by RLJ, the amount of cash consideration to be paid for Image’s Series B preferred stock could decrease and the holders of Series B preferred stock could receive unsecured subordinated notes of New RLJ in the principal amount equal to the decrease in cash consideration. As an illustration, if cash redemptions were $51.1 million (or 38% of the shares of RLJ common stock outstanding as of March 31, 2012), then holders of Image’s Series B preferred stock would receive cash consideration of approximately $7.6 million and subordinated notes in the aggregate principal amount of approximately $15.0 million.

The pro forma financial statements present two scenarios; the first assumes no redemptions of RLJ common stock and the second assumes redemptions of $51.1 million. At $51.1 million of redemptions, RLJ’s assets held in the trust account would be $92 million, which is the minimum available cash amount (i) that would satisfy the applicable closing condition under the terms of the Image merger agreement and the Acorn stock purchase agreement and (ii) required by the lender under the proposed senior credit facility (see footnote 5). Sensitivity information, in terms of varying amounts of redemptions and the related impacts on the unaudited condensed combined pro forma balance sheet and statements of operations, has been provided in Note 4.

The actual number of shares of New RLJ common stock to be issued to acquire Image’s outstanding common stock will vary from the above by a minimal amount since no fractional shares will be issued to Image’s common stockholders in connection with the Image merger. In lieu of fractional shares, the stockholders of Image will be entitled to receive cash. The amount of fractional shares outstanding is dependent upon the number of shares each Image stockholder holds at the time the Image merger is consummated. At the present time, New RLJ is unable to determine the amount of fractional shares that will be settled in cash upon consummation of the Image merger.

The anticipated purchase consideration for Acorn’s outstanding stock is $113.5 million, consisting of $100.5 million in cash, one million shares of common stock of New RLJ, and 5-year warrants to purchase one million shares of common stock of New RLJ exercisable at $12 per share. Once New RLJ’s share price reaches $17.50 per share and certain other conditions are met, as set forth in the warrant, the

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

1.   Description of Business Combination  – (continued)

warrants may be redeemed at the discretion of New RLJ for $0.01 per warrant share. In addition, any former Acorn shareholder exercising a warrant to purchase shares of RLJ’s common stock received pursuant to the Acorn stock purchase agreement must pay $0.75 per warrant share to RLJ’s sponsor. The anticipated fair value of the warrant shares to be issued to Acorn shareholders is $2.96 per share. The fair value of these warrants was determined using a lattice valuation model, assuming (i) an underlying stock value of $10.00 per share, (ii) an exercise price of $12 per share, (iii) a term of 5 years, (iv) volatility of 100%, (v) a risk-free rate of 1.1% per annum, (vi) no dividends, (vii) and once the underlying stock price reaches $17.50 per share the warrant’s per share value is limited to $5.50.

On February 29, 2012, Acorn acquired 64% of the outstanding shares of capital stock of ACL. Purchase consideration consisted of $21.9 million, in cash, of which $1.4 million was paid with existing funds and $20.5 million was borrowed, $18.0 million from a bank and $2.5 million from selling Acorn shareholders. The outstanding principal balance of these loans, at consummation of the Acorn acquisition, is not being assumed by New RLJ. These loan obligations will be paid off with a portion of the cash consideration that otherwise would have been payable to Acorn’s selling stockholders pursuant to the Acorn stock purchase agreement.

2.   Basis of Presentation

The proposed business combination will be accounted for under the acquisition method of accounting in accordance with ASC Topic 805-10, “Business Combinations — Overall” (“ASC 805-10”). New RLJ has determined that it is the accounting acquirer; accordingly, New RLJ will account for the transaction by allocating the consideration transferred to Image and Acorn (including ACL) to the fair value of the assets and liabilities acquired including identifiable intangibles and the remaining excess of consideration over the fair value of net assets acquired recorded as goodwill. The total estimated purchase price (consideration transferred) using the acquisition method is described in Note 4. The fair value of the assets and liabilities of Image and Acorn (including ACL) have been measured based on various preliminary estimates using assumptions that management of New RLJ believes are reasonable utilizing information currently available. Use of different estimates and judgments could yield materially different results.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The excess of the purchase price (consideration transferred) over the estimated amounts of identifiable assets and liabilities of Image and Acorn (including ACL) as of the effective date of the proposed business combination will be allocated to goodwill in accordance with ASC 805-10. The purchase price allocation is subject to finalization of New RLJ’s analysis of the fair value of the assets and liabilities of Image and Acorn (including ACL) as of the effective date of the proposed business combination. Accordingly, the purchase price allocation in the unaudited pro forma condensed combined financial statements is preliminary and will be adjusted upon completion of the final valuation. Such adjustments could be material.

For purposes of measuring the estimated fair value of the assets acquired and liabilities assumed as reflected in the unaudited pro forma condensed combined financial statements, New RLJ used the guidance in ASC Topic 820-10, “Fair Value Measurement and Disclosure — Overall” (“ASC 820-10”), which established a framework for measuring fair values. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, under ASC 820-10, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, New RLJ may be required to value assets of Image and Acorn (including ACL) at fair value measures that do not reflect New RLJ’s intended use of those assets. Use of different estimates and judgments could yield different results.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

2.   Basis of Presentation  – (continued)

Under ASC 805-10, acquisition-related transaction costs (e.g., investment banker, advisory, legal, valuation, and other professional fees) and certain acquisition restructuring and related charges are not included as a component of consideration transferred but are required to be expensed as incurred. The unaudited pro forma condensed combined balance sheet reflects $4.1 million of anticipated acquisition-related transaction costs to be incurred after March 31, 2012 for the acquisition of Image and Acorn. Of these costs, $1.6 million has been reflected as a long-term asset (deferred financing costs) and the balance ($2.5 million) as a decrease in stockholders’ equity (retained earnings). Amounts reflected as a decrease in stockholders’ equity are not presented in the unaudited pro forma condensed combined statement of operations because they will not have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements do not reflect the expected realization of approximately $7.7 million in annual cost savings by the end of the first year following completion of the proposed business combination. These savings are expected from corporate restructuring, including net salary reductions related to redundant management positions, and manufacturing and distribution savings.

Although New RLJ management expects that costs savings will result from the proposed business combination, there can be no assurance that these cost savings will be achieved. The unaudited pro forma condensed combined financial statements do not reflect an estimated $1.0 million of restructuring and integration charges associated with the above expected cost savings. New RLJ management anticipates that these charges will be incurred over a one-year period following completion of the proposed business combination. Such restructuring and integration charges will be expensed in the appropriate accounting periods following the completion of the proposed business combination in accordance with applicable GAAP standards (ASC 420-10, “Exit or Disposal Cost Obligations — Overall”).

3.   Accounting Policies

Upon consummation of the proposed business combination, New RLJ will complete a detailed review of Image and Acorn’s (including ACL) accounting policies. As a result of that review, New RLJ may identify differences between the accounting policies among the companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company. At this time, New RLJ is not aware of any accounting policy differences.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

4.   Estimate of the Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by New RLJ in the proposed business combination, reconciled to the estimate of consideration expected to be transferred (amounts are in thousands):

	Acorn	Image	Total
Net book value of net assets acquired at March 31, 2012	$32,490	$13,282	$45,772
Plus: Accrued dividends on preferred stock not assumed	—	6,818	6,818
Less: Historical goodwill	—	(6,762)	(6,762)
Plus: Term notes not assumed	19,904	—	19,904
Adjusted book value of net assets acquired	52,394	13,338	65,732
Vauation adjustments to: Indentifiable intangible assets	48,100	30,662	78,762
Goodwill	13,943	—	13,943
Deferred financing costs on loans not assumed	(977)	—	(977)
Total Valuation Adjustments	61,066	30,662	91,728
Estimate of consideration expected to be transferred	113,460	44,000	157,460
Less: RLJ Entertainment common share consideration	(10,000)	(21,400)	(31,400)
Less: RLJ Entertainment warrant consideration	(2,960)	—	(2,960)
Estimate of cash consideration to be transferred	$100,500	$22,600	$123,100

The estimate of cash consideration of $123,100 to be transferred in the above table assumes that there will be no redemptions of RLJ’s common stock. To the extent there are redemptions of RLJ common stock, the holders of Image’s Series B preferred stock could receive a portion of their consideration in the form of subordinated notes.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

4.   Estimate of the Assets to be Acquired and Liabilities to be Assumed  – (continued)

The following table illustrates the effects of redemptions of RLJ common stock at certain assumed levels, and assumes a redemption price of $9.95 per share, which is equal to the per share amount that is currently being held in the trust account (amounts are in thousands except for share and per share data):

Assumed redemptions	$10 Million	$20 Million	$30 Million	$40 Million	$50 Million
Impacts to the pro forma balance sheet
Equity reduction for redemptions (use of funds)	$(10,000)	$(20,000)	$(30,000)	$(40,000)	$(50,000)
Short-term borrowings – LOC	—	—	—	—	8,011
Long-term borrowings – Image	—	—	3,011	13,011	15,000
Total sources of funds for redemption	—	—	3,011	13,011	23,011
Cash used to fund redemptions	$(10,000)	$(20,000)	$(26,989)	$(26,989)	$(26,989)
Impacts to the Pro Forma Statement of Operations (12 months ended December 31, 2011)
Decrease in interest income	$(4)	$(9)	$(12)	$(12)	$(12)
Increase in interest expense	—	—	(361)	(1,561)	(2,165)
Income tax adjustment	2	4	149	629	871
Increase in pro forma net loss	(2)	(5)	(224)	(944)	(1,306)
Pro forma net loss before redemptions	(9,343)	(9,343)	(9,343)	(9,343)	(9,343)
Pro forma loss after redemptions	$(9,345)	$(9,348)	$(9,567)	$(10,287)	$(10,649)
Loss per share after redemptions	$(0.54)	$(0.57)	$(0.63)	$(0.72)	$(0.80)
Weighted average shares outstanding before redemptions	18,267,805	18,267,805	18,267,805	18,267,805	18,267,805
Shares redeemed – at $9.95 per share	(1,005,025)	(2,010,050)	(3,015,075)	(4,020,101)	(5,025,126)
Weighted average shares outstanding after redemptions	17,262,780	16,257,755	15,252,730	14,247,704	13,242,679
Impacts to the Pro Forma Statement of Operations (3 months ended March 31, 2012)
Decrease in interest income	$(1)	$(1)	$(2)	$(2)	$(2)
Increase in interest expense	—	—	(90)	(390)	(541)
Income tax adjustment	—	—	37	157	217
Increase in pro forma net loss	(1)	(1)	(55)	(235)	(326)
Pro forma net loss before redemptions	(453)	(453)	(453)	(453)	(453)
Pro forma loss after redemptions	$(454)	$(454)	$(508)	$(688)	$(779)
Loss per share after redemptions	$(0.02)	$(0.02)	$(0.03)	$(0.04)	$(0.05)
Weighted average shares outstanding before redemptions	20,315,750	20,315,750	20,315,750	20,315,750	20,315,750
Shares redeemed – at $9.95 per share	(1,005,025)	(2,010,050)	(3,015,075)	(4,020,101)	(5,025,126)
Weighted average shares outstanding after redemptions	19,310,725	18,305,700	17,300,675	16,295,649	15,290,624

For assumptions used to calculate amounts shown in the above table, please see the discussions in Notes 6 and 7 related to the assumed redemption amount for RLJ common stock of $51.1 million.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

4.   Estimate of the Assets to be Acquired and Liabilities to be Assumed  – (continued)

The following is a discussion of the adjustment made to Image and Acorn’s assets and liabilities in connection with the preparation of these unaudited pro forma condensed combined financial statements.

The Company estimates the fair value of the acquired assets and liabilities of Image and Acorn to be equal to their book values; accordingly the only fair value adjustments currently anticipated are those adjustments relating to certain identifiable intangible assets and goodwill.

Identifiable intangible assets: As of the effective time of the proposed business combination, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets, but it is not assumed that any market participant synergies will be achieved. The consideration of synergies has been excluded because they are not considered to be factually supportable, which is a required condition for these pro forma adjustments.

The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires an estimate or forecast of all the expected future cash flows for each identifiable intangible asset, including the use of the “relief from royalty method” for valuing trademarks.

At this time, New RLJ does not have sufficient information as to the amount, timing and risk of cash flows for the purposes of accurately valuing the identifiable intangible assets. Some of the more significant assumptions inherent in the development of intangible asset values are listed below. It is anticipated that the significant identifiable intangible assets to be recognized comprise primarily of film and TV libraries, customer relationships and trademarks. Based on management’s projected cash flows, libraries and customer relationships are being amortized over a five-year period, with a significant portion of the amortization occurring in the earlier years, which is based on the pattern of projected economic benefit. It is anticipated that 33% of the fair value of the libraries and customer relationships will be amortized over the first year. After five years, the revenues associated with these intangibles are expected to be nominal. Based on management’s projected cash flows, trademarks are being amortized over a 10 year period, with a significant portion of the amortization occurring in the earlier years, which is based on the pattern of projected economic benefit. It is anticipated that 20% of the fair value of the trademarks will be amortized over the first year. New RLJ’s preliminary estimate of fair values of libraries and customer relationships is $43.8 million and $28.7 million for Acorn and Image, respectively. New RLJ’s preliminary estimate of fair value for trademarks is $4.3 million and $2.0 million for Acorn and Image, respectively.

In fair valuing the film library and customer relationships, management applied the “income approach.” The key inputs are: (i) the projected revenue and earnings generated by the asset; (ii) the expected life of the asset; (iii) a discount rate of 25% that reflects the level of risk associated with receiving future cash flow; and (iv) an effective tax rate of 40%. The estimated discount rate is what management believes to be a reasonable rate of return that a market participant would expect to receive from a similar asset.

In fair valuing the trade name, management applied the “relief from royalty method.” The “relief from royalty method” is a variation of the “income approach” described above. The “relief from royalty method” is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenues earned through the use of the asset. The royalty rate is tax affected and then applied to the projected revenue over the expected remaining life of the intangible asset to estimate the royalty savings. The net after-tax royalty savings are then discounted to present value. Management estimated the after-tax royalty rate for the trade name to be from 0.6% to 1.2% based on data from comparable royalty agreements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

4.   Estimate of the Assets to be Acquired and Liabilities to be Assumed  – (continued)

These preliminary estimates of fair value and estimated useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. A 20% change in the valuation of definite lived intangible assets would cause a corresponding $5.1 million increase or decrease in amortization during the first 12-month period following the proposed business combination. A 20% change in the effective estimated useful life of definite-lived intangible assets would cause a corresponding $6.4 million increase or a $4.2 million decrease in amortization during the first 12-month period following the proposed business combination. To the extent amortization is recognized in a manner that differs from the above assessment, the amount of amortization expense to be recognized in the first 12-month period following the proposed business combination will be affected. Once the proposed business combination is consummated, valuation experts will be engaged to fully identify and value the companies’ intangible assets, which will impact: (i) the estimated total value assigned to intangible assets, (ii) the estimated allocation of value between definite-lived and indefinite-lived intangible assets, (iii) the estimated weighted-average useful life of each category of intangible assets, and/or (iv) the appropriate amortization methodology. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to New RLJ only upon access to additional information and/or by changes in such factors that may occur prior to the effective time of the proposed business combination.

Goodwill: A calculation of the preliminary value of goodwill resulting for the proposed business combination is as follows (amounts are in thousands):

	Acorn	Image	Total
Estimate of consideration expected to be transferred	$113,460	$44,000	$157,460
Adjusted book value of net assets acquired	52,394	13,338	65,732
Valuation adjustments:
Indentifiable intangible assets	48,100	30,662	78,762
Non-controlling interest	(977)	—	(977)
Identifiable assets acquired, liabilities assumed, and non-controlling interest	99,517	44,000	143,517
Goodwill	$13,943	$—	$13,943

Goodwill is calculated as the difference between the acquisition-date fair value of the consideration expected to be transferred and the sum of the acquisition-date fair value of the identifiable assets to be acquired and the liabilities to be assumed.

Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as a separate identifiable intangible asset apart from goodwill, and expected synergies of approximately $5.3 million in annual cost savings by the end of the first year following the consummation of the proposed business combination. These savings are expected from corporate restructuring, and manufacturing and distribution savings. Intangible assets not recognized apart from goodwill consist primarily of the assembled workforces at each of the acquired companies.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

5.   Other RLJ Sources and Uses of Cash

The following table shows the assumed sources and uses of cash necessary to consummate the acquisition of Image and Acorn (assuming no redemptions of RLJ common stock). The table excludes cash anticipated to be paid to certain holders of Image’s Series B preferred stock and shareholders of Acorn of $123.1 million (see Note 4) (amounts are in thousands).

Adjustments
Sources (Uses)
Tangible assets and other assets Sun Fees – Deferred financing fees	$(1,580)
Other current liability Payment of underwriter fees accrued for by RJL as of 3/31/2012	(3,594)
Revolving credit facility Payment of prior revolver	(15,441)
Other long-term liability Vendor advance	3,800
Long-term debt, less current portion, less debt discount Sun Trust term loan	22,000
Stockholders’ equity Acquisition expenses related to Acorn/Image to be expensed	(2,520)
Net Anticipated Use of Cash, excluding Estimate of Cash Consideration to be Paid for the Acquisition of Image and Acorn	$2,665

The above adjustments reflect the following:

As part of the proposed business combination, it is anticipated that New RLJ will borrow $22.0 million from SunTrust pursuant to a senior secured term loan. At New RLJ’s option, the term loan will bear interest at either LIBOR plus 4.0% to 4.5% (based on senior leverage ratios) or a base rate (defined as the higher of either the prime rate, the federal funds rate plus 50 basis points, or LIBOR plus 100 basis points) plus 3.0% to 3.5%. The term loan requires equal quarterly installments totaling 7.5% of the amount borrowed ($22 million) for each of the first and second year, then 10%for each of the third, fourth and fifth year, with the balance being due at the end of the fifth year. In connection with this loan, it is anticipated that SunTrust will charge New RLJ $1.86 million in fees, provided that SunTrust will credit New RLJ $280,000 related to the financing by SunTrust of part of the acquisition purchase price for Acorn’s interest in ACL. The SunTrust fee of $1.86 million includes: (i) a 2% structuring fee (or $840,000) for the $20 million revolving credit facility and the $22 million senior secured term loan, (ii) a 1% upfront fee (or $720,000) for the entire senior credit facility, and (iii) a 1% arrangement fee (or $300,000) for the initial incremental facility.

In addition to the senior secured term loan of $22 million, it is anticipated that SunTrust will also provide New RLJ with a $20 million revolving credit facility. Anticipated terms of the revolving credit facility are discussed in Item F of footnote 6 below.

Additionally, there are certain fees and obligations that were, or will be, incurred by RLJ, Image and Acorn in connection with the proposed business combination. These fees and obligations relate to either prior borrowings or acquisition costs and represent a use of cash to New RLJ as follows: (i) amounts borrowed under revolving credit facilities of Image and Acorn totaling $15.44 million as of March 31, 2012 will be repaid; (ii) the adjustment of $206,000 (a net source of cash) to other long-term liabilities consist of prior underwriter compensation of $3.59 million that has been accrued for by RLJ as of March 31, 2012, which will be paid upon the consummation of this proposed business combination, offset by new vendor advances of $3.8 million discussed below; (iii) and estimated fees and expenses of

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

5.   Other RLJ Sources and Uses of Cash  – (continued)

$2.52 million, which will be incurred after March 31, 2012 to acquire both Image and Acorn. The $2.52 million consists of a fee of $1.0 million that will be due to Lazard Middle Market upon closing of the business combination, and $1.52 million that is anticipated to be incurred by various attorneys and other advisors, including the reimbursement of expenses incurred by certain parties.

As part of the proposed business combination, it is anticipated that New RLJ will borrow $3.8 million from certain vendors in the form of interest-free loans. Concurrently with consummation of the proposed business combination, New RLJ anticipates securing two certain manufacturing and distribution advances with its primary suppliers. Advances are common in the home entertainment industry where suppliers provide upfront capital to content companies in return for a longer term relationship. The advances would be interest free and would be repaid in the form of a per-unit surcharge. Based on past experiences of Image, advances are typically recouped over a three-year period in roughly equal quarterly amounts.

6.   Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income:

Item (A): For the 12-month pro forma, adjustment of $144,000 decrease to cost of sales is related to the amortization of deferred manufacturing cost, which will be recognized as part of the $3.8 million of interest-free loans that is anticipated to be received from certain vendors (see Note 5). New RLJ anticipates that certain vendors will advance these funds contingent upon the consummation of the proposed business combination. The $3.8 million in interest-free loans will be bifurcated between a loan payable ($3.37 million) and deferred manufacturing costs ($432,000), both of which are other long-term liabilities. The loan liability is determined by calculating the present value of a $3.8 million advance provided in equal installments over a three-year term, assuming a discount rate of 8%, which approximates the incremental borrowing rate for unsecured, non-subordinated debt. The difference between the $3.8 million interest-free loan and the loan payable of $3.37 million to be recognized represents deferred manufacturing costs and a debt discount related to the loan payable. The deferred manufacturing costs are to be amortized as a reduction to the inventory purchase cost over a three-year period computed using the straight-line method. The debt discount will be amortized to interest expense (see Item F).

The three-month pro forma adjustment is 25% (representing one quarter) of the annual adjustment.

Item (B): For the 12-month pro forma, adjustment increases of the $9.95 million and $15.46 million to Depreciation and Amortization relates to identified intangibles amortization. New RLJ estimates the amortization period for intangible assets to be five years for increases in valuations for customer relationships and for film and TV libraries, and 10 years for trademarks. The amortization period and method reflects the pattern of the future economic benefit determined based on the estimated projected discounted cash flows. Amortization is provided on an accelerated basis for these assets such that 20% to 33% of their values are being amortized during the first year (see Note 4).

For the three-month pro forma, adjustment is approximately 25% (representing one quarter) of the annual adjustment.

Item (C): For the 12-month pro forma, adjustment of $1.66 million represents Acorn’s equity income from ACL. The adjustment is comprised of: (i) Acorn’s 64% (or $2.32 million) equity interest in ACL’s net income for the twelve months ended December 31, 2011, (ii) amortization of $308,000 for the twelve-month period for the difference in the carrying amount of Acorn’s 64% equity share in ACL and the underlying equity in the net assets of ACL, which is attributed to the copyright assets held by ACL, (iii) expensing of start-up costs of $116,000 which was capitalized under UK GAAP, and (iv) an income tax provision adjustment of $241,000 related to increased tax rates (by approximately 14%) in the United States compared to those in the United Kingdom, offset by the tax impact related to the above increased amortization and expensing of start up costs. Because Acorn is an S-Corporation, it does not provide US tax adjustments in its historical financial statements. Amortization of the difference in basis attributed to the copyright assets is being provided using the straight-line method over the remaining regulatory life of

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

6.   Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income:  – (continued)

the underlying copyrights of approximately 30 years. ACL’s twelve-month operating results was derived by adjusting the twelve months ended March 31, 2011 audited operating results by subtracting the unaudited nine months of operating results ended December 31, 2010 and adding the unaudited nine months of operating results ended December 31, 2011.

In fair valuing ACL's copyrights, management used the income approach. The key inputs are: (i) the projected revenues and earnings generated by the asset; (ii) the expected life of the asset; (iii) a discount rate of approximately 15% that reflects the level of risk associated with receiving future cash flows; and (iv) an effective tax rate of 40%. The estimated discount rate is what management believes to be a reasonable rate of return that a market participant would expect to receive from a similar asset. The valuation adjustment pertaining to ACL’s copyright is preliminary and is subject to the same limitations and potential future adjustments discussed for Image's and Acorn's intangible assets valuations in Note 4.

For the three-month pro forma, adjustment of $516,000 represents Acorn’s equity income in ACL as follows: (i) Acorn’s 64% (or $704,000) equity interest in ACL’s net income for January and February 2012, (ii) Acorn’s 64% share in increased amortization of $51,000 for these two months, (iii) reversing net amortization of $81,000 related to start-up costs capitalized under UK GAAP, and (iv) an income tax provision adjustment of $154,000.

Item (D):  For the 12-month pro forma, adjustments to Interest income were decreases of $13,000 and $59,000. The cash held in the RLJ trust account is not part of the continuing business and is planned to be distributed as a source of funds to consummate the proposed business combination (see Note 4). The amount was calculated by applying the percentage of RLJ cash held in the trust account as of March 31, 2012 that is being used to acquire Image ($22.6 million) and Acorn ($100.5 million) and applying that percentage to historical interest income of RLJ included in the unaudited condensed combined pro forma statements of operations.

For the three-month pro forma, the same percentage decrease was applied to the interest income recognized by RLJ in the quarter.

The above adjustments assume that there are no redemptions of RLJ common stock. Assuming redemptions of $51.1 million, the remaining amount of interest income reported by RLJ that has not been included in the above adjustments has been provided for in the additional pro forma adjustments to interest income for both the twelve-month and the three-month pro forma.

Item (E): Adjustment is the reversal of prior interest expense provided in Image’s historical operating losses as new revised interest expense, which is based on the new pro forma debt structure, is provided in a separate adjustment (see Item F).

Item (F): For the 12-month pro forma, adjustments to interest expense are comprised of the following (amounts are in thousands):

	Balance	Interest Expense
Term Loan	$22,000	$1,283
Deferred Financing Amort		402
Debt Discount Amort – Vendor		232
		1,917
Prior Interest expense reversal (excluding Image)		(72)
Total Interest Expense Adjustment		$1,845

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

6.   Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income:  – (continued)

Interest expense for the proposed $22 million senior secured term loan is being provided assuming an interest rate of 6% after taking into consideration four quarterly principal payments totaling 7.5% of the loan balance that are required to be made during the first year. Deferred financing costs are being amortized over the term of the term loan using the effective-interest method after taking into consideration scheduled principal reduction payments. The debt discount ($432,000) on the vendor advance is being amortized over three years using the effective-interest rate method, assuming equal monthly payments over the period.

For the three-month pro forma, adjustments to interest expense is 25% (representing one quarter) of the annual expense for the above borrowings, adjusted for an immaterial compounding difference when compounding over three months opposed to 12 months. For the three-month pro forma, adjustments to interest expense are comprised of the following (amounts are in thousands):

	Balance	Interest Expense
Term Loan	$22,000	$321
Deferred Financing Amort		101
Debt Discount Amort – Vendor		66
		488
Prior Interest expense reversal (excluding Image)		(124)
Total Interest Expense Adjustment		$364

The interest expense adjustment does not include either an amount related to the subordinated notes that may be issued to Image’s Series B preferred stockholders, or alternatively the revolving credit facility that may be drawn upon. The first scenario presented in the unaudited combined condensed pro forma financial statements assumes that there will be no redemptions of RLJ’s common stock. To the extent redemptions exceed $27.0 million, based on balances as of March 31, 2012, then a portion of the purchase cash consideration will need to be funded first through the issuance of subordinated notes to the holders of Image’s Series B preferred stock as part of their purchase consideration and then by borrowings under the proposed $20 million revolving credit facility to be provided by SunTrust . At New RLJ’s option, the revolving credit facility will bear interest at either LIBOR plus 4.0% to 4.5% (based on senior leverage ratios) or a base rate (defined as the higher of either the prime rate, the federal funds rate plus 50 basis points, or LIBOR plus 100 basis points) plus 3.0% to 3.5%. The revolving credit facility matures five years after issuance.

The subordinated notes will be subordinated to the senior debt under the senior credit facility to be provided by SunTrust. The subordinated notes will bear interest at 12% per annum, of which 5.4% is payable in cash annually and the balance accrues and is added to principal, which is payable upon maturity. The subordinated notes mature upon the earlier of six years from issuance or one year after the stated maturity of the senior debt. If $51.1 million of redemptions of RLJ common stock were to be incurred by RLJ, and assuming that necessary funding needed to consummate the proposed business combination is first provided by issuing subordinated notes up to $15.0 million and the remainder is provided through the revolving credit facility, then $15.0 million of subordinated notes would be issued and $9.14 million would be drawn under the revolving credit facility, resulting in interest expense of $2.22 million during the first year following consummation of the business combination, which assumes a revolving credit facility rate of 6.0%. Resulting interest expense for the first quarter after the consummation of the business combination would be $554,000, which is 25% of the annual amount.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

6.   Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income:  – (continued)

Item (G):  For the 12-month pro forma, adjustments to Income tax provision (benefit) are comprised of the following (amounts are in thousands):

	Income Tax Provision (Benefit)	Income Tax Provision (Benefit)
	RLJ/Image	Other
Tax affect on pro forma adjustments, excluding Acorn’s recognition of ACL’s income	$(3,557)	$(6,888)
Acorn C-Corp tax adjustments	—	3,137
Image adjustment	135	—
RLJ adjustment	(169)	—
Total Income Tax Provision Adjustment	$(3,591)	$(3,751)

The above pro forma adjustments (provided in Items A through F, excluding Acorn’s adjustment to its share of ACL earnings) to the statement of operations have been tax affected at a combined federal and state tax rate of 40%. The income tax adjustments related to Acorn’s interest in ACL (see Item C) are recorded within the equity income adjustment in accordance with ASC 323-10-45. Acorn’s North America sourced pre-tax income of $7.8 million has been tax affected by 40% resulting in a $3.14 million C-Corporation tax adjustment as Acorn is currently an S-Corporation and its historical financial statements exclude income taxes on its North America sourced income. RLJ and Image have both reported pre-tax losses that do not give rise to an income tax benefits in their respective historical financial statements as their deferred tax assets have been fully offset by a valuation allowance. Adjustments were made for RLJ and Image to provide for a tax benefit on the historical pre-tax losses reported as it is anticipated that New RLJ will generate taxable income.

For the three-month pro forma, adjustments to Income tax provision (benefit) are for the same items noted above and comprised of the following (amounts are in thousands):

	Income Tax Provision (Benefit)	Income Tax Provision (Benefit)
	RLJ/Image	Other
Tax affect on pro forma adjustments, excluding Acorn’s recognition of ACL’s income	$(843)	$(1,681)
Acorn C-Corp taxes adjustment	—	510
Image adjustment	753	—
RLJ adjustment	(144)	—
Total Income Tax Provision Adjustment	$(234)	$(1,171)

The above tax adjustments assume that there are no redemptions of RLJ common stock. To the extent there are redemptions of RLJ common stock, New RLJ may incur an increase in net interest expense related to the additional debt that may be incurred to consummate the proposed business combination. A tax benefit has been provided for at an effective tax rate of 40% for increases in net interest expense.

Item (H):  Adjustment reflects the reversal of preferred stock dividends that are not part of the combined company after the consummation of the business combination.

Item (I):  Adjustment to non-controlling interest is to eliminate the income historically allocated by Acorn to certain non-controlling interests as these non-controlling interests are being acquired by Acorn concurrently with the closing of the proposed business combination. The cost of acquiring these non-controlling interests is being deducted from the purchase consideration that would have been otherwise payable to the shareholders of Acorn.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

6.   Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income:  – (continued)

Item (J):  Assuming no redemptions of RLJ common stock, adjustments are comprised of (i) 2.14 million shares of common stock anticipated to be issued to consummate the proposed business combination with Image and 793,000 shares of common stock that RLJ’s sponsor has agreed to cancel, and (ii) 1.0 million shares of common stock anticipated to be issued to consummate the proposed acquisition of Acorn. After the proposed business combination, the founders of RLJ will hold approximately 2.8 million shares of common stock, of which ownership of approximately 0.9 million shares are subject to certain stock-price targets being met. It is assumed that these targets will be met and these contingent shares are included in the weighted average common shares outstanding.

Assuming redemptions of $51.1 million and a redemption price of $9.95 per share, 5,138,593 shares of RLJ common stock would be redeemed.

7.   Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet:

Purchase Accounting Adjustments Assuming no Redemptions:

Item (K):  Adjustments represent cash paid to consummate the proposed business combination with Image and Acorn (see Note 4).

Item (L): In connection with the acquisition of its interest in ACL, Acorn incurred $1.26 million in financing costs that was capitalized and remains unamortized as of March 31, 2012. Of this amount, $431,000 was reported as a current asset and the balance of $546,000 was reported as long-term assets. In addition, in connection with the proposed $22 million senior secured term loan, SunTrust is providing New RLJ a credit of $280,000 of the fees incurred by Acorn (see footnote 5). The adjustments of $431,000 and $546,000 records the write off of unamortized deferred financing costs incurred by Acorn for which credit is not being provided for by SunTrust.

Item (M):  Adjustments represents the valuation adjustments of identifiable intangible assets (see Note 4).

Item (N):   Adjustments of $13.94 million increase is the resulting goodwill from the acquisition of Acorn (see Note 4). The adjustment of $6.76 million decrease is the elimination of Image’s historical goodwill. RLJ does not anticipate recording any goodwill related to the Image merger based on the anticipated purchase consideration and the preliminary valuations of identifiable intangibles (see Note 4). It is anticipated that all of the goodwill will be tax deductable. New RLJ has not yet determined its reportable segments, if any, and therefore New RLJ does not know the amount of goodwill to be allocated to each reportable segment at this time.

Item (O):  The decrease adjustments to term loans of $1.01 million and $18.89 million represent current principal balances outstanding, which were entered into by Acorn to acquire its interest in ACL, that are not being assumed.

Item (P):  Adjustment of $6.82 million decrease represents dividends on Image’s Series B preferred stock not being assumed in the Image merger.

Item (Q):  Adjustments eliminate historical preferred stock amounts ($5.84 million) recorded by Image and historical non-controlling interest amounts ($646,000) recorded by Acorn that are not part of the combined company going forward. Concurrently with the close of the proposed business combination, Acorn is acquiring the non-controlling interests, the cost of which is to be deducted from the consideration that would have been otherwise payable to the shareholders of Acorn.

Item (R):  Adjustment of $18.88 million decrease comprised of the following: (1) elimination of Acorn’s historical equity of $31.84 million, which excludes Acorn’s historical non-controlling interest (see Item Q) and (2) the recognition of the anticipated fair values of shares of New RLJ common stock ($10.0 million) and warrants ($2.96 million) to be issued as purchase consideration to consummate the acquisition of Acorn. The shares of New RLJ common stock to be issued as purchase consideration were

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

7.   Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet:  – (continued)

valued at $10.00 per share. The warrant to be issued was valued using the lattice valuation model. See Note 1 for further discussion as to how the New RLJ common stock and warrant for shares of New RLJ common stock were valued.

Item (S):  Adjustment of $13.96 million increase comprised of the following: elimination of Image’s historical equity of $7.44 million, plus the recognition of the anticipated fair value of shares of New RLJ common stock ($21.4 million) to be issued as purchase consideration to consummate the Image merger. The shares of New RLJ common stock to be issued as purchase consideration were valued at $10.00 per share. See Note 1 for further discussion as to how the New RLJ common stock was valued.

Image has certain outstanding restricted stock awards, which have not vested as of March 31, 2012. Upon consummation of the Image merger, 11,309,516 shares of restricted stock will vest. All outstanding stock options issued by Image will be cancelled at the effective time of the Image merger under the terms of the Image merger agreement. Vested restricted awards (and for options, vested and exercised awards) will participate in the purchase consideration payable to Image’s stockholders and as such they represent dilution to Image’s preferred and common stockholders. The current exchange rate of one share of New RLJ common stock for approximately 103 shares of Image’s common stock includes all restricted stock awards that have vested or will vest and in-the-money stock options, if any. Unamortized compensation expense associated with the awards that will vest upon consummation of the Image merger is approximately $3.2 million as of March 31, 2012, which will be expensed by Image upon consummation of the Image merger. This expense is excluded from the unaudited condensed combined pro forma as the expense is non-recurring in nature.

Reclassifications:

Certain reclassifications have been made to the historical balance sheet of RLJ as follows:

Item (T): RLJ’s cash in trust was reclassified to current assets under Cash.

Item (U): RLJ’s common stock subject to possible redemption was reclassified to common shareholders’ equity as the redemption preferences are eliminated upon consummation of the proposed business combination.

Redemptions:

The adjustments discussed above do not assume redemptions of RLJ common stock. To the extent there are redemptions of New RLJ common stock, the amount of cash available to consummate the proposed business combination would be reduced and as a result New RLJ may issue subordinated notes to the holders of Image’s Series B preferred stock or borrow funds under the new revolving credit facility to be entered into with SunTrust.

Item (V): Adjustment assumes redemptions of $51.1 million, which would result in the $143.1 million in RLJ’s trust accounts decreasing to $92 million, which is the minimum available cash amount (i) that would satisfy the applicable closing condition under the terms of the Image merger agreement and the Acorn stock purchase agreement and (ii) require by the lender under the proposed senior credit facility.

Item (W): Adjustments represent the funding sources (borrowings and available cash) to fund the above $51.1 million in redemptions of RLJ common stock. RLJ anticipates using all available cash to fund redemptions before borrowing additional amounts but still have cash resources from the subordinated notes and revolving credit facility. To the extent amounts need to be borrowed, amounts will first be borrowed (up to $15 million) from Image’s Series B preferred stockholders and then from the new $20 million revolving credit facility to be entered into with SunTrust concurrently with the consummation of the proposed business combination.

DESCRIPTION OF NEW RLJ SECURITIES

The following is a summary of the material terms of New RLJ’s securities as of the effective times of the mergers and is not complete. You should also refer to (1) New RLJ’s articles of incorporation, which we refer to as the New RLJ articles of incorporation, which will be in effect as of the effective times of the mergers and a form of which is included as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference and (2) New RLJ’s bylaws, which we refer to as the New RLJ bylaws, which will be in effect as of the effective times of the mergers and a form of which is included as Annex F to this joint proxy statement/prospectus and is incorporated herein by reference. The following summary should be read in conjunction with the section entitled “Comparison of Stockholder Rights” beginning on page 253.

Common Stock

New RLJ will have authorized 250 million shares of New RLJ common stock and one million shares of New RLJ preferred stock, par value $0.001 per share. As of the consummation of the business combination, it is expected that New RLJ will have 20,465,011 shares of New RLJ common stock outstanding and no shares of New RLJ preferred stock outstanding. Common stockholders of record of New RLJ are entitled to one vote for each share held on all matters to be voted on by holders of New RLJ common stock. The New RLJ board will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected at each annual meeting of stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The New RLJ stockholders are entitled to receive ratable dividends when, as and if declared by the New RLJ board out of funds legally available therefor.

Preferred Stock

The New RLJ articles of incorporation provide that shares of preferred stock may be issued from time to time in one or more series. The New RLJ board will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The New RLJ board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the New RLJ common stock and could have anti-takeover effects. The ability of New RLJ board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of New RLJ or the removal of existing management. No shares of New RLJ preferred stock are being issued or registered in the offering hereunder.

Warrants

Each New RLJ warrant entitles the registered holder to purchase one share of New RLJ common stock at a price of $12.00 per share, subject to adjustment as discussed below, commencing 30 days after the completion of RLJ’s initial business combination, provided that a registration statement relating to the common stock issuable upon exercise of the warrants is effective and a prospectus relating to the common stock issuable upon exercise of the warrants is current.

However, the New RLJ warrants will be exercisable only if a registration statement relating to the New RLJ common stock issuable upon exercise of the New RLJ warrants is effective and a prospectus relating to the New RLJ common stock issuable upon exercise of the New RLJ warrants is current. The warrants will expire five years after the completion of RLJ’s initial business combination, at 5:00 p.m., New York time, or earlier upon redemption or liquidation.

Once the New RLJ warrants become exercisable, New RLJ may call the warrants for redemption:

•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption, to each warrantholder; and

•	if, and only if, the last sales price of the New RLJ common stock equals or exceeds $17.50 per share for any 20 trading days within the 30-trading day period ending on the third business day before New RLJ send the notice of redemption to the warrantholders.

New RLJ will not redeem the New RLJ warrants unless there is an effective registration statement covering the shares of New RLJ common stock issuable upon exercise of the New RLJ warrants, and a current prospectus relating to those shares of New RLJ common stock is available throughout the 30-day redemption period. The redemption notice will be mailed by first class mail, postage prepaid, to the registered holders of the New RLJ warrants.

New RLJ has established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the exercise price of the New RLJ warrants. If the foregoing conditions are satisfied and New RLJ issues a notice of redemption of the New RLJ warrants, each New RLJ warrantholder will be entitled to exercise his, her or its New RLJ warrant prior to the scheduled redemption date. However, the per share price of New RLJ common stock may fall below the $17.50 redemption trigger price as well as the $12.00 exercise price after the redemption notice is issued.

If New RLJ calls the New RLJ warrants for redemption as described above, New RLJ management will have the option to require any holder that wishes to exercise his, her or its New RLJ warrant to do so on a “cashless basis.” If New RLJ management takes advantage of this option, all holders of New RLJ warrants would pay the exercise price by surrendering his, her or its New RLJ warrants for that number of shares of New RLJ common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New RLJ common stock underlying the New RLJ warrants, multiplied by the difference between the exercise price of the New RLJ warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average last sales price of the New RLJ common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of New RLJ warrants. If New RLJ management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New RLJ common stock to be received upon exercise of the New RLJ warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a New RLJ warrant redemption.

The exercise price, the redemption price and number of shares of New RLJ common stock issuable on exercise of the New RLJ warrants may be adjusted in certain circumstances including in the event of a stock dividend, stock split, extraordinary dividend, or recapitalization, reorganization, merger or consolidation. However, the exercise price and number of shares of New RLJ common stock issuable on exercise of the New RLJ warrants will not be adjusted for issuances of New RLJ common stock at a price below the exercise price of the New RLJ warrants.

The New RLJ warrants will be issued in registered form and governed by a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and New RLJ. You should review a copy of the warrant agreement, which was filed by RLJ as an exhibit to the registration statement in connection with RLJ’s initial public offering, for a complete description of the terms and conditions applicable to the New RLJ warrants.

The New RLJ warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New RLJ, for the number of New RLJ warrants being exercised. The New RLJ warrantholders do not have the rights or privileges of holders of New RLJ common stock or any voting rights until they exercise their New RLJ warrants and receive shares of New RLJ common stock. After the issuance of shares of New RLJ common stock upon exercise of the New RLJ warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by holders of New RLJ common stock.

No New RLJ warrants will be exercisable unless, at the time of exercise, a prospectus relating to the New RLJ common stock issuable upon exercise of the New RLJ warrants is current and available and a related registration statement is effective and the New RLJ common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the New RLJ warrants. Under the terms of the warrant agreement, New RLJ has agreed to maintain a current prospectus relating to the New RLJ common stock issuable upon exercise of the New RLJ warrants until the expiration of the New RLJ warrants. We cannot assure you that New RLJ will be able to do so, and if New RLJ does not maintain a current prospectus related to the New RLJ common stock issuable upon exercise of the New RLJ warrants, holders will be unable to exercise their New RLJ warrants, except pursuant to cashless exercise provisions in limited circumstances. New RLJ will not be required to settle any such exercise of New RLJ warrants. If the registration statement is not effective or the prospectus relating to the New RLJ common stock issuable upon the exercise of the New RLJ warrants is not current or if the New RLJ common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the New RLJ warrants reside, New RLJ will not be required to net cash settle or cash settle the exercise of New RLJ warrants, the New RLJ warrants may have no value, the market for the New RLJ warrants may be limited and the New RLJ warrants may expire worthless.

No fractional shares will be issued upon exercise of the New RLJ warrants. If, upon exercise of the New RLJ warrants, a holder would be entitled to receive a fractional interest in a share, New RLJ will, upon exercise, round up to the nearest whole number the number of shares of New RLJ common stock to be issued to the New RLJ warrantholder.

Dividends

The payment of cash dividends will be dependent upon the revenues and earnings of New RLJ, if any, capital requirements and general financial condition of New RLJ. The payment of any dividends will be within the discretion of the New RLJ board at such time. It is the present intention of the New RLJ board to retain all earnings, if any, for use in the business operations and, accordingly, the New RLJ board does not anticipate declaring any dividends in the foreseeable future. In addition, the New RLJ board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

Transfer Agent and Warrant Agent

The transfer agent for New RLJ common stock and warrant agent for New RLJ warrants will be Continental Stock Transfer & Trust Company. New RLJ has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or willful misconduct or bad faith of the indemnified person or entity.

Registration Rights

The holders of the founder shares, sponsor warrants and any warrants (including the shares of common stock issuable upon conversion of such warrants) of RLJ that may be issued upon conversion of working capital loans will hold registration rights to require RLJ to register a sale of any of RLJ’s securities held by them pursuant to the registration rights agreement dated as of February 22, 2011. These stockholders will be entitled to make up to three demands, excluding short form registration demands, that RLJ register such securities for sale under the Securities Act. In addition, these stockholders will have “piggy-back” registration rights to include their securities in other registration statements filed by RLJ. However, the registration rights agreement provides that RLJ will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. Founder shares which are not subject to forfeiture may not be transferred, assigned or sold until the earlier of one year after the completion of RLJ’s initial business combination (or earlier if, subsequent to RLJ’s business combination, the last sales price of RLJ’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period commencing at least 150 days after RLJ’s initial business combination) and the date on which RLJ consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of

RLJ’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. In the case of the sponsor warrants and the respective common stock underlying such warrants, the lock-up period terminates 30 days after the completion of RLJ’s initial business combination. RLJ will bear the costs and expenses of filing any such registration statements. New RLJ will assume the registration rights agreement upon the consummation of the RLJ merger.

In addition, RLJ has agreed to provide registration rights to certain of the sellers under the Image preferred stock purchase agreement. Each such seller is entitled to demand registration on Form S-3 of the shares of common stock of New RLJ being received by them pursuant to the mergers. Such registration rights shall be available to the applicable sellers no more than two times commencing nine months after the closing of the mergers and otherwise pursuant to the terms of a registration rights agreement to be entered into by New RLJ and the applicable sellers at the closing of the mergers; provided that New RLJ shall be obligated to file a Form S-3 registration statement with the SEC in connection with a demand by the applicable sellers only if New RLJ shall be eligible to use Form S-3 at such time.

COMPARISON OF STOCKHOLDER RIGHTS

	Image	RLJ	New RLJ
Authorized Capital	Image is authorized to issue 500 million shares of common stock, par value $0.0001 per share, of which 256,402,133 shares were issued and outstanding as of April 2, 2012, and 25 million shares of preferred stock, par value $0.0001 per share, of which 22,600 shares are issued and outstanding as of April 2, 2012. The certificate of incorporation of Image, as amended, does not provide that stockholders have a preemptive right or other subscription rights to acquire authorized and unissued shares of Image.	RLJ is authorized to issue 250 million shares of common stock, par value $0.001 per share, of which 17,968,750 shares were issued and outstanding as of April 2, 2012, and one million shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding as of the date of this joint proxy statement/prospectus. RLJ’s amended and restated articles of incorporation do not provide that stockholders have a preemptive right or other subscription rights to acquire authorized and unissued shares of RLJ.	Authorized capital stock same as for RLJ
Voting Rights	The certificate of incorporation of Image, as amended, provides that each stockholder of Image who at the time possesses voting power for any purpose is entitled to one vote for each share of such stock standing in his or her name on the books of Image.	The amended and restated articles of incorporation and bylaws of RLJ provide that the holders of shares of RLJ common stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the RLJ common stock are entitled to vote.	Same as for RLJ

	Image	RLJ	New RLJ
Number of Directors	The bylaws of Image provide that the Image board must consist of not less than three directors nor more than nine directors, with the exact number fixed by action of not less than a majority of the directors then in office. The Image board currently has five members. The bylaws of Image divide the Image board into three classes of directors, as nearly equal as possible, with each class being elected to a staggered three-year term. Elected directors hold office until the next annual meeting and until their successors are duly elected and qualified.	The amended and restated articles of incorporation of RLJ and the bylaws of RLJ provide that the number of directors of RLJ, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, shall be fixed from time to time exclusively by the RLJ board pursuant to a resolution adopted by a majority of the entire RLJ board. The amended and restated articles of incorporation of RLJ divide the RLJ board into three classes of directors, as nearly equal as possible, with each class being elected to a staggered three-year term. Directors serve until their successors are elected and qualified or until their earlier death, resignation, retirement, disqualification or removal from office.	Same as for RLJ
Election of Directors	The Image bylaws require that the directors be elected by a plurality vote of the shares represented in person or by proxy at the stockholders annual meeting in each year and entitled to vote on the election of directors.	The RLJ bylaws require that the election of directors be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.	Same as for RLJ
Manner of Acting by Board	At each meeting of the Image board at which a quorum is present, all questions and business shall be determined by a vote of a majority of the directors present, unless a different vote is required by law, the certificate of incorporation, or the bylaws of Image.	The RLJ bylaws provide that the affirmative vote of a majority of the directors present at a meeting at which a quorum is present is the act of the RLJ board.	Same as for RLJ

	Image	RLJ	New RLJ
Removal of Directors	The certificate of incorporation of Image, as amended, provides that the Image board or any director may be removed from office at any time with or without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of capital stock of Image entitled to vote, voting together as a single class.	The amended and restated articles of incorporation of RLJ provide that a director may be removed from office at any time by the affirmative vote of holders representing not less than two-thirds of the voting power of all then outstanding shares of capital stock of RLJ entitled to vote generally in the election of directors, voting together as a single class.	Same as for RLJ
Nomination of Director Candidates	The Image bylaws provide that nominations of persons for election to the Image board may be made at a meeting of stockholders by any stockholder of entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in the Image bylaws. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Image, not less than 90 days nor more than 120 days prior to the date on which Image first mailed its proxy materials for the previous year’s annual meeting of stockholders (or the date on which Image mails its proxy materials for the current year if during the prior year Image did not hold an annual meeting or if the date of the annual meeting was changed more than 30 days from the prior year).	The RLJ bylaws provide that nominations of persons for election to the RLJ board may be made at any annual meeting, or at any special meeting of stockholders called for the purpose of electing directors, by any stockholder of RLJ who is a stockholder of record on the date notice of the meeting is given and on the record date for the determination of stockholders entitled to vote at such meeting and who complies with the notice procedures set forth in the RLJ bylaws. To be timely, a stockholder’s notice shall be received at the principal executive offices of RLJ (a) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders (provided,	Same as for RLJ

	Image	RLJ	New RLJ
however, that in the event the date of RLJ’s annual meeting is more than 45 days before or after such anniversary date, notice by the stockholder must be received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by RLJ) and (b) in the case of a special meeting, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by RLJ.
Business Proposals by Stockholders	Same as for Nomination for Director Candidates.	The RLJ bylaws provide that business may be brought before an annual meeting of stockholders by any stockholder of RLJ who is a stockholder of record on the date notice of the meeting is given and on the record date for the determination of stockholders entitled to vote at such meeting and who complies with the notice procedures set forth in the RLJ bylaws. To be timely, a stockholder’s notice shall be received at the principal executive offices of RLJ not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding	Same as for RLJ

	Image	RLJ	New RLJ
annual meeting of stockholders (provided, however, that in the event the date of RLJ’s annual meeting is more than 45 days before or after such anniversary date, notice by the stockholder must be received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (a) the close of business on the 90th day before the meeting or (b) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by RLJ.
Special Meetings of the Board	The Image bylaws allow the special meetings of the Image board be held at any time and place within or without the State of Delaware whenever called by the chairman of the Image board or, if there is no chairman of the Image board, by the President, or by any of the directors.	The RLJ bylaws provide that special meetings of the RLJ board may be called by the chairman of the RLJ board, or by two or more directors or by the Chief Executive Officer.	Same as for RLJ
Special Meetings of Stockholders	The certificate of incorporation of Image, as amended, provides that special meetings of the stockholders of Image for any purpose or purposes may be called at any time only by the Chairman of the Image board, the Chief Executive Officer, the President or the Secretary of Image, in each case pursuant to a resolution of the Image board.	The RLJ bylaws provide that special meetings of the stockholders may be called only by the chairman of the RLJ board, Chief Executive Officer, or the RLJ board pursuant to a resolution adopted by a majority of the RLJ board.	Same as for RLJ

	Image	RLJ	New RLJ
Manner of Acting by Stockholders	The Image bylaws require that all matters be determined by the holders of a majority of the voting power represented at any meeting at which a quorum is present, except as otherwise provided by law, the certificate of incorporation or the bylaws of Image.	The RLJ bylaws require that all matters other than the election of directors be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the RLJ amended and restated articles of incorporation, the bylaws, the NRS or applicable stock exchange rules, a different vote is required, in which case such provision governs and controls the decision of such matter.	Same as for RLJ
Stockholder Action Without Meeting	The certificate of incorporation of Image, as amended, provides that no action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with the bylaws of Image and no action may be taken by the stockholders by written consent or electronic transmission.	The amended and restated articles of incorporation of RLJ provide that any action required or permitted to be taken by the stockholders of RLJ must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders.	Same as for RLJ

	Image	RLJ	New RLJ
State Anti-Takeover Statutes	Image did not opt out of the provisions of Section 203 of the DGCL, which, subject to certain exceptions, would prohibit a company that opts in from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner.	Nevada’s Combination with Interested Stockholders Statute (NRS 78.411 et. seq.) prevents an “interested stockholder” and an applicable Nevada corporation from entering into a “combination” (including mergers, consolidations, sale, lease, exchange, mortgage, pledge, transfer or other dispositions), unless certain conditions are met. An “interested stockholder” means (i) the beneficial owner of 10% or more of the voting shares of the corporation or (ii) an affiliate or associate of the corporation who at any time within 3 years immediately prior to the date in question was the beneficial owner of 10% or more of the voting shares of the corporation. A corporation may not engage in a “combination” within three years after the interested stockholder acquired his shares unless the combination or the purchase of shares made by the interested stockholder was approved by the RLJ board before the interested stockholder acquired such shares. After the expiration of the three-year period, the business combination may be consummated (a) if it is approved by a majority of the voting power held by disinterested stockholders or (b) if the consideration to be paid by the interested stockholder for disinterested shares of common and preferred stock, as	Same as for RLJ

Image	RLJ	New RLJ
applicable, is at least equal to the highest of (x) the highest price per share of such stock paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which the person became an interested stockholder, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period, (y) the market value per share of such stock on the date of the announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period or (z) for the holders of preferred stock, the highest liquidation value of the preferred stock, if it is greater than the value of both of the above, as applicable to preferred stock pursuant to the statute.

	Image	RLJ	New RLJ
Indemnification of Directors and Officers	The Image bylaws provide that each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent shall be indemnified and held harmless by Image to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended or interpreted against all expenses, liability, and loss reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any such proceeding.	The RLJ bylaws provide that each director or officer who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, shall be indemnified and held harmless by RLJ to the fullest extent permitted by Nevada law, against all expense, liability and loss reasonably incurred or suffered by such director or officer in connection with any such proceeding; provided that such director or officer either is not liable pursuant to NRS 78.138 or acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of RLJ and, with respect to any proceeding that is criminal in nature, had no reasonable cause to believe that his or her conduct was unlawful.	Same as for RLJ

	Image	RLJ	New RLJ
Limitation on Liability of Directors	The certificate of incorporation of Image, as amended, provides that except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of Image is personally liable to Image or its stockholders for monetary damages for any breach of fiduciary duty as a director.	The amended and restated articles of incorporation of RLJ provide that a director of RLJ shall not be liable to RLJ or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the NRS as the same exists or may hereafter be amended.	Same as for RLJ
Amendments to Bylaws	The Image bylaws provide that the bylaws may be repealed, altered or amended or new bylaws adopted at any meeting of the stockholders, either annual or special, by the affirmative vote of at least 66 2/3% of the stock entitled to vote at such meeting, unless a larger vote is required by the bylaws or the certificate of incorporation. The Image board may also repeal, alter or amend the bylaws or adopt new bylaws (including, without limitation, the amendment of any bylaws setting forth the number of directors who shall constitute the whole Image board) by unanimous written consent or at any annual, regular, or special meeting of the Image board by the affirmative vote of a majority of the whole number of directors, subject to the power of the stockholders to change or repeal such bylaws.	The amended and restated articles of incorporation of RLJ and the RLJ bylaws provide that the bylaws may be adopted, amended, altered or repealed, by the affirmative vote of a majority vote of the members of the RLJ board or by the stockholders, or by the affirmative vote of at least a majority of the voting power of all then outstanding shares of capital stock of RLJ entitled to vote generally in the election of directors.	Same as for RLJ

	Image	RLJ	New RLJ
Liquidation if No Business Combination	None.	The amended and restated articles of incorporation of RLJ provide that in the event that RLJ has not consummated a business combination within 21 months from the initial public offering of RLJ, RLJ must (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, subject to lawfully available funds therefor, redeem 100% of RLJ’s public shares, at a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the trust account, including interest but net of franchise and income taxes payable and less up to $100,000 of such net interest to pay dissolution expenses, by (B) the total number of then outstanding public shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and subject to the requirement that any refund of income taxes that were paid from the trust account which is received after the redemption will be distributed to the former public stockholders, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the RLJ board in accordance with applicable law, dissolve and liquidate, subject in each case to RLJ’s obligations under Nevada law to provide	None.

	Image	RLJ	New RLJ
		for claims of creditors and other requirements of applicable law.	None
Redemption Rights	None.	The amended and restated articles of incorporation of RLJ provide the holders of the common stock of RLJ with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less franchise and income taxes payable, upon the consummation of the initial business combination.	None.

LEGAL MATTERS

Greenberg Traurig, LLP, counsel for New RLJ and RLJ, will pass upon the validity of the securities of New RLJ offered by this joint proxy statement/prospectus and certain other legal matters related to this joint proxy statement/prospectus. Perkins Coie LLP, counsel for Image, will pass upon certain federal income tax consequences of the Image merger for Image.

EXPERTS

The accompanying balance sheets of RLJ as of December 31, 2011 and 2010, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2011 and the periods from November 12, 2010 (date of inception) to December 31, 2010 and November 12, 2010 (date of inception) to December 31, 2011 have been audited by Rothstein Kass, independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Image and its subsidiaries as of March 31, 2012 and 2011, and for each of the two years in the period ended March 31, 2012, included in this joint proxy statement/prospectus and in this registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

The consolidated balance sheets of Acorn as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2011, have been audited by Baker Tilly Virchow Krause, LLP, an independent registered public accounting firm, as stated in their report appearing herein, and included in reliance on the report such firm given upon their authority as experts in accounting and auditing.

The financial statements of ACL as of and for the years ended March 31, 2011 and 2010 included herein have been so included in reliance upon the report of Grant Thornton UK LLP, independent chartered accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

New RLJ has filed a registration statement on Form S-4 to register the issuance of New RLJ common stock to be issued to RLJ stockholders, Image stockholders and Acorn shareholders in the business combination. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of New RLJ, a proxy statement of RLJ for RLJ’s special meeting of stockholders and a proxy statement of Image for Image’s special meeting of stockholders.

Each of RLJ and Image file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect or copy these materials at the Public Reference Room at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. RLJ’s and Image’s public filings are also available to the public from the SEC’s website at http://www.sec.gov.

Information and statements contained in this joint proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this joint proxy statement/prospectus.

If you would like additional copies of this joint proxy statement/prospectus or if you have questions about the merger, you should contact via phone or in writing:

Morrow & Co., LLC 470 West Avenue Stamford, CT 06902 Telephone: (800) 662-5200	Image Entertainment, Inc. 20525 Nordhoff Street, Suite 200 Chatsworth, California 91311 (818) 407-9100 Attention: Dawn Martens Email: info@image-entertainment.com

ANNEXES

Annex A:	Agreement and Plan of Merger, dated as of April 2, 2012, by and between RLJ Acquisition, Inc. and Image Entertainment, Inc.
Annex B:	Preferred Stock Purchase Agreement, dated as of April 2, 2012, by and among RLJ Acquisition, Inc. and the holders of Series B Preferred Stock of Image Entertainment, Inc.
Annex C:	Stock Purchase Agreement, dated as of April 2, 2012, by and among RLJ Acquisition, Inc., Acorn Media Group, Inc., the Shareholders of Acorn Media Group, Inc., and Peter Edwards, as the Shareholder Representative
Annex D:	Fairness Opinion of Salem Partners LLC
Annex E:	Form of Amended and Restated Articles of Incorporation of RLJ Entertainment, Inc.
Annex F:	Form of Bylaws of RLJ Entertainment, Inc.
Annex G:	Form of Proxy for RLJ Acquisition, Inc. Special Meeting of Stockholders
Annex H:	Form of Proxy for Image Entertainment, Inc. Special Meeting of Stockholders
Annex I:	Excerpt of the General Corporation Law of the State of Delaware on Appraisal Rights
Annex J:	Excerpt of the California General Corporation Law on Dissenters’ Rights
Annex K:	Excerpt of the Nevada Revised Statutes on Dissenters’ Rights
Annex L:	2012 Incentive Compensation Plan of RLJ Entertainment, Inc.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

between

RLJ ACQUISITION, INC.,

and

IMAGE ENTERTAINMENT, INC.

Dated as of April 2, 2012

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER, dated as of April 2, 2012 (this “Agreement”), between RLJ Acquisition, Inc., a Nevada corporation (“RLJ”), and Image Entertainment, Inc., a Delaware corporation (the “Company”).

WHEREAS, prior to the Closing (as defined herein), RLJ will, upon the terms and subject to the conditions set forth herein, form (i) a newly incorporated Nevada corporation named RLJ Entertainment, Inc. as a wholly owned subsidiary of RLJ (“Holdings”), (ii) a newly incorporated Nevada corporation named RLJ Merger Sub I, Inc. as a wholly owned subsidiary of Holdings (“RLJ Sub”), and (iii) a newly incorporated Delaware corporation named RLJ Merger Sub II, Inc. as a wholly owned subsidiary of Holdings (“Image Sub”);

WHEREAS, as of the Closing, the Articles of Incorporation of Holdings, as in effect immediately prior to the Closing, shall be the Articles of Incorporation substantially in the form attached hereto as Exhibit A until thereafter amended as provided by law and such Articles of Incorporation;

WHEREAS, as of the Closing, the By-laws of Holdings, as in effect immediately prior to the Closing, shall be the By-laws substantially in the form attached hereto as Exhibit B until thereafter amended as provided by law, the Articles of Incorporation of Holdings and such By-laws;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Nevada Revised Statutes (“Nevada Law”), RLJ and the Company will enter into a business combination transaction pursuant to which (i) RLJ Sub will merge with and into RLJ (the “RLJ Merger”) and (ii) Image Sub will merge with and into the Company (the “Image Merger” and, together with the RLJ Merger, the “Mergers”);

WHEREAS, a special committee of independent directors (the “Special Committee”) of the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the Image Merger is in the best interests of, the Company and its stockholders and (ii) recommended to the Company Board that it approve and adopt this Agreement and declare its advisability and approve the Image Merger and the other transactions contemplated by this Agreement.

WHEREAS, the Company Board has (i) determined that the Image Merger is consistent with and in furtherance of the long-term business strategy of the Company and fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the Image Merger and the other transactions contemplated by this Agreement, following the recommendation of the Special Committee, and (ii) has recommended the approval and adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of RLJ (the “RLJ Board”) has (i) determined that the Mergers are consistent with and in furtherance of the long-term business strategy of RLJ and fair to, and in the best interests of, RLJ and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the Mergers and the other transactions contemplated by this Agreement and (ii) has recommended the approval and adoption of this Agreement by the stockholders of RLJ;

WHEREAS, RLJ and certain stockholders of the Company (the “Stockholders”) have entered into a Stockholder Support Agreement, dated as of the date hereof (the “Stockholder Support Agreement”), providing that, among other things, the Stockholders will vote their shares of the Company’s common stock, par value $0.0001 per share (“Company Common Stock”), in favor of this Agreement, the Image Merger and the other transactions contemplated by this Agreement; and

WHEREAS, for federal income tax purposes, the Mergers, together with the transactions contemplated by the Preferred Stock Purchase Agreement, are intended to qualify as an integrated exchange governed by the provisions of Section 351 of the United States Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, RLJ and the Company hereby agree as follows

ARTICLE I

THE MERGERS

SECTION 1.01  The Mergers.  (a) Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Image Effective Time, Image Sub shall be merged with and into the Company. As a result of the Image Merger, the separate corporate existence of Image Sub shall cease and the Company shall continue as the surviving corporation of the Image Merger (the “Image Surviving Corporation”).

(b)  Upon the terms and subject to the conditions set forth in Article VII, and in accordance with Nevada Law, at the RLJ Effective Time, RLJ Sub shall be merged with and into RLJ. As a result of the RLJ Merger, the separate corporate existence of RLJ Sub shall cease and RLJ shall continue as the surviving corporation of the RLJ Merger (the “RLJ Surviving Corporation”).

SECTION 1.02  Effective Time; Closing.  (a) As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Image Merger to be consummated by filing this Agreement or a certificate of merger or certificate of ownership and merger (in any case, the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Image Effective Time”).

(b)  As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the RLJ Merger to be consummated by filing this Agreement or articles of merger (in any case, the “Articles of Merger”) with the Secretary of State of the State of Nevada, in such form as is required by, and executed in accordance with, the relevant provisions of Nevada Law (the date and time of such filing of the Articles of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Articles of Merger) being the “RLJ Effective Time”).

(c)  Immediately prior to the filing of each of the Certificates of Merger and Articles of Merger, a closing (the “Closing”) shall be held at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII.

SECTION 1.03  Effect of the Merger.  (a) At the Image Effective Time, the effect of the Image Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Image Effective Time, all the property, rights, privileges, powers and franchises of the Company and Image Sub shall vest in the Image Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Image Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Image Surviving Corporation.

(b)  At the RLJ Effective Time, the effect of the RLJ Merger shall be as provided in the applicable provisions of Nevada Law. Without limiting the generality of the foregoing, and subject thereto, at the RLJ Effective Time, all the property, rights, privileges, powers and franchises of RLJ and RLJ Sub shall vest in the RLJ Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of RLJ and RLJ Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the RLJ Surviving Corporation.

SECTION 1.04  Certificate of Incorporation; By-laws.  (a) (i) At the Image Effective Time the Certificate of Incorporation of the Company, as in effect immediately prior to the Image Effective Time, shall be the Certificate of Incorporation of the Image Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation, and (ii) at the RLJ Effective Time the Articles of Incorporation of RLJ, as in effect immediately prior to the RLJ Effective Time, shall be the Articles of Incorporation of the RLJ Surviving Corporation until thereafter amended as provided by law and such Articles of Incorporation.

(b)  Unless otherwise determined by the parties hereto prior to the Closing, (i) At the Image Effective Time, the By-laws of the Company, as in effect immediately prior to the Image Effective Time, shall be the By-laws of the Image Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Image Surviving Corporation and such By-laws, and (ii) at the RLJ Effective Time, the By-laws of RLJ, as in effect immediately prior to the RLJ Effective Time, shall be the By-laws of the RLJ Surviving Corporation until thereafter amended as provided by law, the Articles of Incorporation of the RLJ Surviving Corporation and such By-laws.

SECTION 1.05  Directors and Officers.  (a) The directors of Image Sub immediately prior to the Image Effective Time shall be the initial directors of the Image Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Image Surviving Corporation, and the officers of the Company immediately prior to the Image Effective Time shall be the initial officers of the Image Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or approval.

(b)  The directors of RLJ immediately prior to the RLJ Effective Time shall be the initial directors of the RLJ Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-laws of the RLJ Surviving Corporation, and the officers of RLJ immediately prior to the RLJ Effective Time shall be the initial officers of the RLJ Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or approval.

SECTION 1.06  Trust Disbursement.  At the Image Effective Time, and upon the terms and subject to the conditions of this Agreement and in accordance with RLJ’s Articles of Incorporation, Nevada Law, and the Trust Agreement, RLJ shall cause the Trustee to distribute the proceeds of the Trust Fund in order to consummate the transactions contemplated hereby and by the Acorn Purchase Agreement.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01  Conversion of Securities.  (a) At the Image Effective Time, by virtue of the Image Merger and without any action on the part of Holdings, the Company, Image Sub, RLJ, RLJ Sub or the holders of any of the following securities:

(i)  except as provided in Section 2.05 with respect to unvested shares of Company Common Stock, each share of Company Common Stock (all issued and outstanding shares of Company Common Stock being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Image Effective Time (other than any Shares to be canceled pursuant to Section 2.01(a)(ii) and any Dissenting Shares) shall be canceled and shall be converted automatically, subject to Section 2.02, into the right to receive the Per Share Merger Consideration, payable upon surrender, in the manner provided in Section 2.02, of the certificate that formerly evidenced such Share;

(ii)  each Share held in the treasury of the Company and each Share owned by Image Sub, Holdings or any direct or indirect wholly owned subsidiary of Holdings or of the Company immediately prior to the Image Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(iii)  each share of common stock, par value $0.01 per share, of Image Sub issued and outstanding immediately prior to the Image Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Image Surviving Corporation; and

(iv)  each share of the Company’s series B cumulative preferred stock, par value $0.0001 per share (“Series B Preferred Stock”), issued and outstanding immediately prior to the Image Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b)  At the RLJ Effective Time, by virtue of the RLJ Merger and without any action on the part of Holdings, the Company, Image Sub, RLJ, RLJ Sub or the holders of any of the following securities:

(i)  each share of common stock, par value $0.001 per share, of RLJ (“RLJ Common Stock”) issued and outstanding immediately prior to the RLJ Effective Time (other than any RLJ Dissenting Shares) shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Holdings Common Stock;

(ii)  each share of common stock, par value $0.001 per share, of RLJ Sub issued and outstanding immediately prior to the RLJ Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the RLJ Surviving Corporation; and

(iii)  each share of Holdings Common Stock issued and outstanding immediately prior to the RLJ Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

SECTION 2.02  Exchange of Certificates.  (a) Exchange Agent. Holdings shall deposit, or shall cause to be deposited, with such bank or trust company that may be designated by Holdings and is reasonably satisfactory to the Company (the “Exchange Agent”), (i) for the benefit of the holders of Shares, for exchange in accordance with this Article II through the Exchange Agent, (A) certificates representing the shares of Holdings Common Stock issuable pursuant to Section 2.01(a)(i) as of the Image Effective Time, and (B) cash, from time to time as required to make payments in lieu of any fractional shares pursuant to Section 2.02(e), and (ii) for the benefit of the holders of RLJ Common Stock, certificates representing the shares of Holdings Common Stock issuable pursuant to Section 2.01(b)(i) as of the RLJ Effective Time (such cash and certificates for shares of Holdings Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the shares of Holdings Common Stock contemplated to be issued pursuant to Sections 2.01(a)(i) and 2.01(b)(i) out of the Exchange Fund. Except as contemplated by Section 2.02(g) hereof, the Exchange Fund shall not be used for any other purpose.

(b)  Exchange Procedures.  As promptly as practicable after each of the Image Effective Time and the RLJ Effective Time, Holdings shall cause the Exchange Agent to mail to each person who was, at the Image Effective Time or the RLJ Effective Time, as the case may be, a holder of record of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a)(i) or a holder of record of shares of RLJ Common Stock entitled to receive shares of Holdings Common Stock pursuant to Section 2.01(b)(i): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares or shares of RLJ Common Stock (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor either (i) for Certificates representing the Shares, a certificate representing that number of whole shares of Holdings Common Stock which such holder has the right to receive pursuant to the provisions of Section 2.01(a)(i) in respect of the Shares formerly represented by such Certificate (after taking into account all Shares then held by such holder), cash in lieu of any fractional shares of Holdings Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) or (ii) for Certificates representing the shares of RLJ Common Stock, a certificate representing that number of whole shares of Holdings Common Stock which such holder has the right to receive pursuant to the provisions of Section 2.01(b)(i) in respect of the shares of RLJ Common Stock formerly represented by such Certificate (after taking into account all shares of RLJ Common Stock then held by such holder), and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c), and, in each case, the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Holdings Common

Stock that such holder has the right to receive pursuant to the provisions of Section 2.01(a)(i), cash in lieu of any fractional shares of Holdings Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. In the event of a transfer of ownership of shares of RLJ Common Stock that is not registered in the transfer records of RLJ, a certificate representing the proper number of shares of Holdings Common Stock that such holder has the right to receive pursuant to the provisions of Section 2.01(b)(i), and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) may be issued to a transferee if the Certificate representing such shares of RLJ Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Image Effective Time or the RLJ Effective Time, as the case may be, to represent, as applicable, only the right to receive upon such surrender the certificate representing shares of Holdings Common Stock that such holder has the right to receive pursuant to the provisions of Sections 2.01(a)(i) or 2.01(b)(i), cash in lieu of any fractional shares of Holdings Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c).

(c)  Distributions with Respect to Unexchanged Shares of Holdings Common Stock.  No dividends or other distributions declared or made after the Image Effective Time or the RLJ Effective Time, as the case may be, with respect to the Holdings Common Stock with a record date after the Image Effective Time or the RLJ Effective Time, as the case may be, shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Holdings Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 2.02(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Holdings Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Holdings Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Image Effective Time or the RLJ Effective Time, as the case may be, and theretofore paid with respect to such whole shares of Holdings Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Image Effective Time or the RLJ Effective Time, as the case may be, but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Holdings Common Stock.

(d)  No Further Rights in Company or RLJ Common Stock.  All shares of Holdings Common Stock issued upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(c) or (e)) shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Shares. All shares of Holdings Common Stock issued upon conversion of the shares of RLJ Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(c)) shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such shares of RLJ Common Stock.

(e)  No Fractional Shares. No certificates or scrip representing fractional shares of Holdings Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Holdings. Each holder of a fractional share interest shall be paid an amount in cash (without interest and subject to the amount of any withholding taxes as contemplated in Section 2.02(i)) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the average of the per share closing prices on the Over-The-Counter Bulletin Board (“OTCBB”) of shares of RLJ Common Stock during the ten (10) consecutive trading days ending on (and including) the trading day immediately preceding the date of the RLJ Effective Time. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Holdings, and Holdings shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Sections 2.02(b) and (c).

(f)  Adjustments to Aggregate Merger Consideration.  The Aggregate Merger Consideration and the shares of Holdings Common Stock which a holder has the right to receive pursuant to the provisions of Section 2.01(b)(i) shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Holdings Common Stock, RLJ Common Stock or Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Holdings Common Stock, RLJ Common Stock (excluding the effect of the exercise of the redemption rights provided for in Section 9.2 of Article IX of the RLJ Articles of Incorporation (the “Redemption Rights”)) or Company Common Stock occurring on or after the date hereof and prior to the Image Effective Time or the RLJ Effective Time, as the case may be.

(g)  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of the Company Common Stock or RLJ Common Stock for six months after the Image Effective Time or the RLJ Effective Time, as the case may be, shall be delivered to Holdings, upon demand, and any holders of the Company Common Stock or RLJ Common Stock who have not theretofore complied with this Article II shall thereafter look only to Holdings for the shares of Holdings Common Stock, any cash in lieu of fractional shares of Holdings Common Stock to which they are entitled pursuant to Section 2.02(e) and any dividends or other distributions with respect to the Holdings Common Stock to which they are entitled pursuant to Section 2.02(c), as applicable. Any portion of the Exchange Fund remaining unclaimed by holders of Shares or shares of RLJ Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Holdings free and clear of any claims or interest of any person previously entitled thereto.

(h)  No Liability.  None of the Exchange Agent, Holdings, the Image Surviving Corporation or the RLJ Surviving Corporation shall be liable to any holder of Shares or shares of RLJ Common Stock for any such Shares or shares of RLJ Common Stock, as applicable (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)  Withholding Rights.  Each of Holdings, the Image Surviving Corporation and the RLJ Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or shares of RLJ Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Holdings, the Image Surviving Corporation and the RLJ Surviving Corporation, as the case may be, and remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or shares of RLJ Common Stock in respect of which such deduction and withholding was made by Holdings, the Image Surviving Corporation and the RLJ Surviving Corporation, as the case may be.

(j)  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Image Surviving Corporation or the RLJ Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Image Surviving Corporation or the RLJ Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Holdings Common Stock to which the holders thereof have the right to receive pursuant to the provisions of Sections 2.01(a)(i) or 2.01(b)(i), any cash in lieu of fractional shares of Holdings Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c), as applicable.

SECTION 2.03  Stock Transfer Books.  (a) At the Image Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Image Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Image Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided in this Agreement or by Law. On or after the Image Effective Time, any Certificates presented to the Exchange Agent or Holdings for any reason shall be converted into the shares of Holdings Common Stock to which the holders thereof have the right to receive pursuant to the provisions of Section 2.01(a)(i), any cash in lieu of fractional shares of Holdings Common Stock to which the holders thereof are entitled pursuant to Section 2.02(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

(b)  At the RLJ Effective Time, the stock transfer books of RLJ shall be closed and there shall be no further registration of transfers of shares of RLJ Common Stock thereafter on the records of RLJ. From and after the RLJ Effective Time, the holders of Certificates representing shares of RLJ Common Stock outstanding immediately prior to the RLJ Effective Time shall cease to have any rights with respect to such shares of RLJ Common Stock except as otherwise provided in this Agreement or by Law. On or after the RLJ Effective Time, any Certificates presented to the Exchange Agent or Holdings for any reason shall be converted into the shares of Holdings Common Stock to which the holders thereof have the right to receive pursuant to the provisions of Section 2.01(b)(i), and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.02(c).

SECTION 2.04  Company Stock Options.  All options to purchase Company Common Stock (the “Company Stock Options”) outstanding, whether or not exercisable and whether or not vested (including any portion that may become vested and/or exercisable as a result of the transactions contemplated by this Agreement), immediately preceding the Image Effective Time under the Company’s 2011 Equity Incentive Plan, 2010 Equity Incentive Award Plan, 2008 Stock Awards and Incentive Plan and 2004 Incentive Compensation Plan, in each case as such may have been amended, supplemented or modified (collectively, the “Company Stock Option Plans”), shall terminate, in full, at the Image Effective Time and shall no longer have any force or effect. On or after the date of this Agreement and prior to the Image Effective Time, the Company shall take all necessary action to effectuate the termination of the Company Stock Options, as of the Image Effective Time, as provided in this Section 2.04. Prior to the Image Effective Time, the Company Board shall take all actions necessary to terminate the Company Stock Option Plans, effective as of the Image Effective Time, and that on or after that Image Effective Time, the Company Stock Option Plans shall no longer have any force or effect. The Company shall, prior to the Image Effective Time, provide RLJ with evidence satisfactory to RLJ that the actions set forth in the preceding sentence have been taken.

SECTION 2.05  Restricted Stock.  Effective as of the Image Effective Time, (i) any outstanding shares of Company Common Stock that are granted under the Company’s 2008 Stock Awards and Incentive Plan or the 2011 Equity Incentive Plan that are unvested or are subject to a repurchase option or a risk of forfeiture, shall become fully vested and shall no longer be subject to a risk of forfeiture, (ii) any outstanding shares of Type A Restricted Stock or Type B Restricted Stock (classified as such for purposes of the applicable award agreement under the Company’s 2010 Equity Incentive Award Plan) granted under the Company’s 2010 Equity Incentive Award Plan shall become fully vested and shall no longer be subject to a risk of forfeiture, and (iii) any outstanding shares of Type C Restricted Stock (classified as such for purposes of the applicable award agreement under the Company’s 2010 Equity Incentive Award Plan) granted under the Company’s 2010 Equity Incentive Award Plan shall be forfeited and shall no longer have any force or effect and the holder of such Type C Restricted Stock shall no longer have any rights thereunder. The Company shall take all actions that may be necessary to effectuate the foregoing, including, but not limited to, causing the forfeiture of any outstanding shares of Type C Restricted Stock, which may include obtaining the applicable consents for forfeiture from the holders of such Type C Restricted Stock.

SECTION 2.06  RLJ Warrants.  At the RLJ Effective Time, each warrant to purchase shares of RLJ Common Stock (each, a “RLJ Warrant”), which is outstanding immediately prior to the RLJ Effective Time shall cease to represent a right to acquire shares of RLJ Common Stock and shall be converted, at the RLJ Effective Time, into a right to acquire shares of Holdings Common Stock (a “Converted Warrant”), on the same contractual terms and conditions as were in effect immediately prior to the RLJ Effective Time under the terms of the RLJ Warrant or other related agreement or award pursuant to which such RLJ Warrant was granted. The number of shares of Holdings Common Stock subject to each such Converted Warrant shall be equal to the number of shares of RLJ Common Stock subject to each such RLJ Warrant immediately prior to the RLJ Effective Time, and such Converted Warrant shall have an exercise price per share equal to the exercise price per share of RLJ Common Stock subject to such Converted Warrant immediately prior to the RLJ Effective Time.

SECTION 2.07  Dissenting Shares.  (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, each Share that is outstanding immediately prior to the Image Effective Time and that is held by stockholders who shall have neither voted in favor of the Image Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Share in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Per Share Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that each Dissenting Share held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Image Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.02, of the certificate or certificates that formerly evidenced such Share.

(b)  The Company shall give Holdings (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Holdings, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(c)  Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Nevada Law, shares of RLJ Common Stock that are outstanding immediately prior to the RLJ Effective Time and that are held by stockholders who shall have neither voted in favor of the RLJ Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with the Nevada Law (collectively, the “RLJ Dissenting Shares”) shall not be converted into, or represent the right to receive, the shares of Holdings Common Stock. Such stockholders shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of the Nevada Law, except that all RLJ Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under the Nevada Law shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the RLJ Effective Time, the right to receive the shares of the Holdings Common Stock, without any interest thereon, upon surrender, in the manner provided in Section 2.02, of the certificate or certificates that formerly evidenced such shares.

SECTION 2.08  Affiliates.  Notwithstanding anything to the contrary herein, no Per Share Merger Consideration shall be delivered to a person who may be deemed an “affiliate” of the Company in accordance with Section 6.08 hereof for purposes of Rule 145 under the Securities Act until such person has executed and delivered to Holdings an executed copy of the affiliate letter contemplated in Section 6.08 hereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to RLJ to enter into this Agreement, and subject to the disclosure set forth in the disclosure schedule which has been prepared by the Company and delivered by the Company to RLJ concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to RLJ that:

SECTION 3.01  Organization and Qualification; Subsidiaries.  (a) Each of the Company and each subsidiary of the Company (each a “Company Subsidiary”) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of the Image Merger or any of the transactions contemplated by this Agreement (collectively, the “Transactions”) or otherwise prevent or materially delay the Company from performing its obligations under this Agreement. Each of the Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not have a Company Material Adverse Effect.

(b)  A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 3.01(b) of the Company Disclosure Schedule. Except as disclosed in Section 3.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

SECTION 3.02  Certificate of Incorporation and By-laws.  The Company has heretofore furnished to RLJ a complete and correct copy of the Certificate of Incorporation and the By-laws or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such Certificates of Incorporation, By-laws or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Certificate of Incorporation, By-laws or equivalent organizational documents.

SECTION 3.03  Capitalization.  (a) The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock and (ii) 25,000,000 shares of preferred stock, $0.0001 par value per share (“Company Preferred Stock”), of which (A) 5,000,000 shares have been designated series A junior participating preferred stock; (B) 30,000 shares have been designated Series B Preferred Stock, and (C) 270,000 shares have been designated series C junior participating preferred stock. As of the date of this Agreement, (i) 256,402,133 shares of Company Common Stock are issued and outstanding, all of which are validly issued and are fully paid and nonassessable, (ii) no shares of Company Common Stock are held in the treasury of the Company, (iii) no shares of Company Common Stock are held by the Company Subsidiaries, and (iv) 12,956,986 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Stock Options, Company Restricted Stock Awards and other purchase rights (the “Company Stock Awards”) granted pursuant to the Company Stock Option Plans. As of the date of this Agreement, there are no shares of Company Preferred Stock issued and outstanding, other than 22,600 shares of Series B Preferred Stock, all of which were validly issued, fully paid and nonassessable. Except as set forth in this Section 3.03, or the Stockholder Support Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. Section 3.03(a) of the Company Disclosure Schedule sets forth the following information with respect to each Company Stock Award outstanding as of the date of this Agreement: (i) the name of the Company Stock Award recipient; (ii) the particular plan pursuant to which such Company Stock Award was granted; (iii) the number of shares of Company Common Stock subject to such Company Stock Award; (iv) the exercise or purchase price of such Company Stock Award; (v) the date on which such Company Stock Award was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Stock Award expires; and (viii) whether the exercisability of or right to repurchase such Company Stock Award will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration. The Company has made available to RLJ accurate and complete copies of all Company Stock Option Plans pursuant to which Company has granted the Company Stock Awards that are currently outstanding and the form of all stock award agreements evidencing such Company Stock Awards. All shares of Company

Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person. Except as set forth in Section 3.03(a) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Award as a result of the Image Merger. All outstanding shares of Company Common Stock, all outstanding Company Stock Awards, and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Laws and (ii) all requirements set forth in applicable contracts.

(b)  Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share is owned by the Company or another Company Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

SECTION 3.04  Authority Relative to This Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Image Merger, the approval and adoption of this Agreement by the holders of a majority of the then-outstanding shares of Company Common Stock, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by RLJ, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The Company Board has approved this Agreement and the Transactions and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203(a) of the DGCL shall not apply to the Image Merger or any of the Transactions. To the Knowledge of the Company, no other state takeover statute is applicable to the Image Merger or the other Transactions.

SECTION 3.05  No Conflict; Required Filings and Consents.  (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) to the Knowledge of the Company, conflict with or violate any United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not have a Company Material Adverse Effect.

(b)  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, and would not have a Company Material Adverse Effect.

SECTION 3.06  Permits; Compliance.  Each of the Company and the Company Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”). No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, Company Permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not have a Company Material Adverse Effect.

SECTION 3.07  SEC Filings; Financial Statements.  (a) The Company has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since April 1, 2009, together with any amendments, restatements or supplements thereto, and will file all such forms, reports and documents required to be filed subsequent to the date of this Agreement (the “Additional Company SEC Reports”). The Company has made available to RLJ, in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal years ended March 31, 2009, 2010 and 2011, respectively, (ii) its Quarterly Reports on Form 10-Q for the periods ended June 30, 2011, September 30, 2011 and December 31, 2011, (iii) all proxy statements relating to the Company’s meetings of stockholders (whether annual or special) held since March 31, 2009 and (iv) all other forms, reports and other registration statements (other than Quarterly Reports on Form 10-Q not referred to in clause (ii) above) filed by the Company with the SEC since April 1, 2009 (the forms, reports and other documents referred to in clauses (i), (ii), (iii) and (iv) above being, collectively, the “Company SEC Reports”). The Company SEC Reports were, and the Additional Company SEC Reports will be, prepared in all material respects in accordance with either the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations promulgated thereunder. The Company SEC Reports did not, and the Additional Company SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Company SEC Report or Additional Company SEC Report has been or is revised or superseded by a later filed Company SEC Report or Additional Company SEC Report) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is required to file any form, report or other document with the SEC.

(b)  The consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein.

(c)  Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as at December 31, 2011, including the notes thereto (the “2011 Company Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for (i) liabilities and obligations incurred since the date of the 2011 Company Balance Sheet in the ordinary course of business which are not, individually or in the aggregate, material to the Company and the Company Subsidiaries taken as a whole; (ii) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement; and (iii) liabilities and obligations which are not, individually or in the aggregate, material to the Company and the Company Subsidiaries taken as a whole.

(d)  The Company has heretofore furnished to RLJ complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(e)  The Company has made available to RLJ all comment letters received by the Company from the SEC or the staff thereof since April 1, 2009 and all responses to such comment letters filed by or on behalf of the Company.

(f)  To the Knowledge of the Company, each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since April 1, 2009.

(g)  The Company has timely filed and made available to RLJ all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report (the “Company Certifications”). Each of the Company Certifications is true and correct. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning the Company and its Company Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. Section 3.07(g) of the Company Disclosure Schedule lists, and the Company has made available to RLJ, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(h)  The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Company has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company and its Company Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Section 3.07(h) of the Company Disclosure Schedule lists, and the Company has made available to RLJ complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

(i)  Section 3.07(i) of the Company Disclosure Schedule contains a description of all non-audit services performed by the Company’s auditors for the Company and the Company Subsidiaries since April 1, 2009 and the fees paid for such services; further, all such non-audit services were approved by the audit committee of the Company Board. The Company has no off-balance sheet arrangements.

(j)  Since April 1, 2009, neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company. Since April 1, 2009, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(k)  To the Knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor any Company Subsidiary nor any officer, employee, contractor, subcontractor or agent of the Company or any such Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. §1514A(a).

(l)  All accounts receivable of the Company and its Company Subsidiaries reflected on the 2011 Company Balance Sheet or arising thereafter have arisen from bona fide transactions in the ordinary course of business consistent with past practices and in accordance with SEC regulations and GAAP applied on a consistent basis and are not subject to valid defenses, setoffs or counterclaims. The Company’s reserve for contractual allowances and doubtful accounts is adequate and has been calculated in a manner consistent with past practices. Since the date of the 2011 Company Balance Sheet, neither the Company nor any of its Company Subsidiaries has modified or changed in any material respect its sales practices or methods including, without limitation, such practices or methods in accordance with which the Company or any of its Company Subsidiaries sell goods, fill orders or record sales.

(m)  All accounts payable of the Company and its Company Subsidiaries reflected on the 2011 Company Balance Sheet or arising thereafter are the result of bona fide transactions in the ordinary course of business. Since the date of the 2011 Company Balance Sheet, the Company and its Company Subsidiaries have not altered in any material respects their practices for the payment of such accounts payable, including the timing of such payment.

SECTION 3.08  Absence of Certain Changes or Events.  Since March 31, 2011, except as set forth in Section 3.08 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, or specifically disclosed in any Company SEC Report filed since March 31, 2011 and prior to the date of this Agreement, (a) the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) none of the Company or any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01.

SECTION 3.09  Absence of Litigation.  Except as set forth in Section 3.09 of the Company Disclosure Schedule, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”), pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, before any Governmental Authority. Neither the Company nor any Company Subsidiary nor any material property or asset of the Company or any Company Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 3.10  Employee Benefit Plans.  (a) Section 3.10(a) of the Company Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control or other benefit plans, programs or arrangements, and all employment and consulting contracts or agreements to which the Company or any ERISA Affiliate is a party, with respect to which the Company or any ERISA Affiliate has any obligation or which are maintained, contributed to or sponsored by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer, director and/or consultant of the Company or any ERISA Affiliate, (ii) each employee benefit plan for which the Company or any ERISA Affiliate could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, and (iii) any plan in respect of which the Company or any ERISA Affiliate could incur liability under Section 4212(c) of ERISA (collectively, the “Plans”). For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with the Company would be treated as a “single employer” for purposes of Sections 414(b), (c) and/or (m) of the Code.

(b)  With respect to each Plan, the Company has furnished to RLJ (i) a true and complete copy of each Plan, as currently in effect, and each material contract, if any, prepared in connection with each such Plan, (including, without limitation, a copy of each trust or other funding arrangement), (ii) copies of the most recent summary plan description, and all summaries of material modifications related thereto, distributed to participants in such Plan, if applicable, (iii) copies of the three (3) most recently filed Internal Revenue Service (“IRS”) Form 5500 annual reports and accompanying schedules, if applicable, (iv) a copy of the most recently received IRS determination letter for such Plan, if any, and (v) copies of the non-discrimination testing results, if applicable, for the three (3) most recent Plan years. Neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any other contract or agreement to provide compensation or benefits to any individual, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by (or necessary to bring a Plan into compliance with) applicable Law, including, without limitation, ERISA and the Code.

(c)  None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Company Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). None of the Plans obligates the Company or any Company Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement, or obligates the Company or any Company Subsidiary to make any payment or provide any benefit as a result of a “change in control” that would be classified as “excess parachute payments” within the meaning of such term under Section 280G of the Code. None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer, director or consultant of the Company or any Company Subsidiary, except to the extent required by applicable Law, including, without limitation, Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code, and no Plan is a self insured group health plan. Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

(d)  Each Plan is now and has, since its inception, been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. The Company and the ERISA Affiliates have performed in all material respects all obligations required to be performed by them under, are not in material default under or in material violation of, and have no knowledge of any material default or material violation by any party to, any Plan. No Action is pending or, to the Knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course, appeals of such claims and proceedings with respect to domestic relations orders).

(e)  Each Plan that is intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination letter from the IRS that such Plan is so qualified, (ii) has a timely filed request for such a letter pending with the IRS, or (iii) is a prototype or volume submitter plan entitled to rely on the favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan. To the Knowledge of the Company, no fact or event has occurred since the date of the most recent such determination letter that could reasonably be expected to adversely affect the qualified status of any such Plan.

(f)  There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan, in either case which could result in a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has incurred any material liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course and other than any such liability that has been satisfied in full prior to the Closing), including, without limitation, any material liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and, to the Knowledge of the Company, no fact or event exists which could reasonably be expected to give rise to any such liability.

(g)  All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates, except as could not result in a Company Material Adverse Effect. All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and no fact or event exists which could reasonably be expected to give rise to any such challenge or disallowance.

(h)  All directors, officers, management employees, and technical and professional employees of the Company and the Company Subsidiaries are under written obligation to the Company and the Company Subsidiaries to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment and to assign to the Company and the Company Subsidiaries all inventions made by them within the scope of their employment during such employment and for a reasonable period thereafter.

SECTION 3.11  Labor and Employment Matters.  (a) Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, (i) there are no controversies pending or, to the Knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective employees, which controversies would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement or would have a Company Material Adverse Effect; (ii) neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Company Subsidiary, nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) neither the Company nor any Company Subsidiary has breached or otherwise failed to comply with any provision of any such agreement or contract, and there are no grievances outstanding against the Company or any Company Subsidiary under any such agreement or contract; (iv) there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or any current union representation questions involving employees of the Company or any Company Subsidiary; and (v) there is no strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary.

(b)  The Company and the Company Subsidiaries are in compliance with all applicable laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Company Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and the Company Subsidiaries have paid in full to all employees or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Company. There is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Company Subsidiary has employed or employ any person.

SECTION 3.12  Real Property; Title to Assets.  (a) Neither the Company nor any Company Subsidiary owns a fee interest in any real property.

(b)  Section 3.12(b) of the Company Disclosure Schedule lists each parcel of real property currently leased or subleased by the Company or any Company Subsidiary, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions payable by the Company or any Company Subsidiary in connection therewith and each amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been delivered to RLJ. All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s Knowledge, by the other party to such lease or sublease, or person in the chain of title to such leased premises.

(c)  There are no contractual or legal restrictions that preclude or restrict the ability to use any real property owned or leased by the Company or any Company Subsidiary for the purposes for which it is currently being used. There are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, owned or leased by the Company or any Company Subsidiary other than those that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not have a Company Material Adverse Effect.

(d)  Each of the Company and the Company Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including, without limitation, any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer, except for any of the foregoing that do not materially interfere with the present value of the subject property.

SECTION 3.13  Intellectual Property.  Except as set forth in Section 3.13 of the Company Disclosure Schedule, (a) the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party; (b) all independent contractors who have created Intellectual Property for the Company or any of the Company Subsidiaries have executed written assignments to the Company or the applicable Company Subsidiary of their entire right, title, and interest in and to such Intellectual Property, or have executed a written, valid exclusive license to the Company or the applicable Company Subsidiary of such Intellectual Property, such that all Intellectual Property described in this Section 3.13(b) constitutes either Company Owned Intellectual Property or Company Licensed Intellectual Property; (c) and no claim has been asserted or threatened to be asserted to the Company that the conduct of the business of the Company and the Company Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property Rights of any third party; (d) with respect to each item of Intellectual Property owned by the Company or a Company Subsidiary (“Company Owned Intellectual Property”), the Company or a Company Subsidiary is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business; (e) with respect to each item of Intellectual Property licensed to the Company or a Company Subsidiary (“Company Licensed Intellectual Property”), the Company or a Company Subsidiary has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of a valid license agreement governing such Company Licensed Intellectual Property; (f) the Company Owned Intellectual Property is valid, enforceable, and subsisting, and has not been adjudged invalid or unenforceable in whole or in part, and there is no pending proceeding in which any claim has been asserted that any Company Owned Intellectual Property is invalid or unenforceable; (g) to the Knowledge of the Company, no person is engaging in any activity that infringes upon the Company Owned Intellectual Property; (h) to the Knowledge of the Company, each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect; (i) the Company is not and no other party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder; (j) neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect any of the Company’s rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property; and (k) Section 3.13 of the Company Disclosure Schedule (i) lists all Open Source Software that has been included in any software distributed in any form or medium by the Company or a Company Subsidiary; (ii) states whether such Open Source Software has been modified by or for Company or a Company Subsidiary; and (iii) for all Proprietary Software that is distributed in connection with or interoperates with any Free Software, describes the interfaces between such Proprietary Software and Free Software, and lists the names of any related published application protocol interfaces (commonly known as “APIs”). As used in this Section 3.13(k), the following terms have the following meanings: “Company Software” means any computer software licensed, sold, or distributed by the Company or a Company Subsidiary; “Open Source Software” means any software generally available to the public in source code form under licenses approved by the Open Source Initiative, which licenses include without limitation the GNU General Public License, the GNU Lesser Public License, the Mozilla Public License, the Berkeley Science Division (BSD) License, and the Apache License; “Free Software” means any Open Source Software licensed under a license agreement that requires, as a condition of being distributed or otherwise, that the source code for the Open Source Software or any derivative works thereof be made available to licensees to whom such software is distributed; “Proprietary Software” means any portion of the Company Software that has been distributed in object code form only, or that is available in source code form only upon the occurrence of an event such as cessation of business or business distress, such as part of a software code escrow.

SECTION 3.14  Taxes  (a) The Company and each of its Company Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the Company or any of its Company Subsidiaries are otherwise obligated to pay, except with respect to Taxes that are being contested in good faith, and no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to any of them on or before the Image Effective Time; (iii) with respect to all material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (iv) as of the date hereof, do not have any deficiency, audit, examination, investigation or other proceeding in respect of material Taxes or Tax matters pending or proposed or threatened in writing; and (v) have provided adequate reserves in accordance with U.S. GAAP in the most recent consolidated financial statements of the Company and its Company Subsidiaries, for any material Taxes of the Company or any of its Company Subsidiaries that have not been paid, whether or not shown as being due on any Tax Return.

(b)  Neither the Company nor any Company Subsidiary is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, or Tax allocation agreement (other than customary contractual provisions in financing or other commercial agreements entered into in the ordinary course of business).

(c)  None of the Company and its Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Image Effective Time as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Image Effective Time under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Image Effective Time; or (iii) installment sale or intercompany transaction (as defined in Treasury regulations section 1502-13) made on or prior to the Image Effective Time.

(d)  Each of the Company and its Company Subsidiaries has withheld and paid to the appropriate Taxing authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(e)  Neither the Company nor any of its Company Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return (other than the group, the common parent of which is or was the Company).

(f)  Neither the Company nor any of its Company Subsidiaries has any material liability for the Taxes of any person (other than the Company and its Company Subsidiaries) under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(g)  Neither the Company nor any of its Company Subsidiaries has any request for a material ruling in respect of Taxes pending between the Company or any Company Subsidiary and any Tax authority.

(h)  The Company has made available to RLJ true and correct copies of the U.S. federal income Tax Returns filed by the Company and its Company Subsidiaries for tax years 2007 through 2011.

(i)  There is no contract or agreement, plan or arrangement by the Company or its Company Subsidiaries covering any person that, individually or collectively, would constitute compensation in excess of the deduction limitation set forth in Section 162(m) of the Code, except as described in the Company Reports or as may arise as a result of the Image Merger.

(j)  Neither the Company nor any of its Company Subsidiaries has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k)  The Company and its Company Subsidiaries are, and have at all times been, in compliance in all material respects with the provisions of Sections 6011, 6111 and 6112 of the Code relating to tax shelter disclosure, registration and list maintenance and with the Treasury Regulations thereunder, and neither the Company nor any of the Company Subsidiaries has engaged in or entered into a “listed transaction” with the meaning of Treasury Regulation Sections 1.6011-4(b)(2), 301.6111-2(b)(2) or 301.6112-1(c)(3).

(l)  To the Knowledge of the Company, neither the Company nor any of its Company Subsidiaries or affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Mergers from qualifying as an integrated exchange governed by the provisions of Section 351 of the Code.

(m)  Neither the IRS nor any other United States or non-United States taxing authority or agency is now asserting or, to the Knowledge of the Company or any of its Company Subsidiaries, threatening to assert against the Company or any Company Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.

(n)  There are no Tax liens upon any assets of the Company or any of the Company Subsidiaries except liens for current Taxes not yet due.

(o)  None of the Company and its Company Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p)  As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes,”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (i) the term “ Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Governmental Authority relating to Taxes.

SECTION 3.15  Environmental Matters.  Except as described in Section 3.15 of the Company Disclosure Schedule or as would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not have a Company Material Adverse Effect, (a) none of the Company nor any of the Company Subsidiaries has violated or is in violation of any Environmental Law; (b) none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance; (c) none of the Company or any of the Company Subsidiaries is actually, potentially or allegedly liable for any off-site contamination by Hazardous Substances; (d) none of the Company or any of the Company Subsidiaries is actually, potentially or allegedly liable under any Environmental Law (including, without limitation, pending or threatened liens); (e) each of the Company and each Company Subsidiary has all permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”); and (f) each of the Company and each Company Subsidiary has always been and is in compliance with its Environmental Permits.

SECTION 3.16  Company Rights Agreement.  On January 8, 2010, that certain Rights Agreement, between the Company and Computershare Trust Company, N.A., as rights agent, dated as of October 31, 2005, as amended (the “Company Rights Agreement”), was terminated pursuant to its terms and the Company is not a party to any other rights agreement. As a result of the termination of the Company Rights Agreement, the holders of the Company’s preferred stock purchase rights (“Rights”) issued pursuant to the Company Rights Agreement no longer hold Rights and are no longer entitled to the rights set forth in the Company Rights Agreement.

SECTION 3.17  Material Contracts.  (a) Subsections (i) through (xi) of Section 3.17(a) of the Company Disclosure Schedule list the following types of contracts and agreements to which the Company or any Company Subsidiary is a party (such contracts and agreements as are required to be set forth in Section 3.17(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i)	each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Company Subsidiaries;
(ii)	the contracts and agreements that account for approximately ninety-two percent (92%) of the consolidated revenue of the Company and the Company Subsidiaries for the twelve month period ended December 31, 2011, which contracts and agreements are set forth on Section 3.17(a)(ii) of the Company Disclosure Schedule;
(iii)	all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Company Subsidiary is a party;
(iv)	all management contracts (excluding contracts for employment) and contracts with other consultants, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;
(v)	all contracts and agreements evidencing indebtedness;

(vi)	all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party;
(vii)	all contracts and agreements that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;
(viii)	all contracts and agreements providing for benefits under any Plan;
(ix)	all material contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective businesses;
(x)	all contracts for employment required to be listed in Section 3.10 of the Company Disclosure Schedule; and
(xi)	all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company, any Company Subsidiary or the conduct of their respective businesses, or the absence of which would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement or would have a Company Material Adverse Effect.

(b)  Except as would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, (i) each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries and, to the Knowledge of the Company, the other parties thereto, and neither the Company nor any Company Subsidiary is in material breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s Knowledge, no other party is in breach or violation of, or default under, any Material Contract; (iii) the Company and the Company Subsidiaries have not received any claim of default under any such agreement; and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company or any Company Subsidiary under any Material Contract. The Company has furnished or made available to RLJ true and complete copies of all Material Contracts, including any amendments thereto.

SECTION 3.18  Insurance.  (a) Section 3.18(a) of the Company Disclosure Schedule sets forth, with respect to each insurance policy under which the Company or any Company Subsidiary has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time within the past three (3) years, (i) the name of the insurer, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium charged. All material insurable risks of the Company and the Company Subsidiaries in respect of the businesses of each are covered by such insurance policies.

(b)  With respect to each such insurance policy: (i) the policy is, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

(c)  At no time subsequent to April 1, 2009 has the Company or any Company Subsidiary (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 3.18(a) of the Company Disclosure Schedule will not be available in the future substantially on the same terms as are now in effect.

SECTION 3.19  Board Approval; Vote Required.  (a) The Special Committee, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Image Merger are in the best interests of the Company and its stockholders and (ii) recommended to the Company Board that it approve and adopt this Agreement and declare its advisability and approve the Image Merger and the other Transactions. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Image Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the Image Merger and declared their advisability, (iii) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Image Merger and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting and (iv) confirmed that the Company Stock Options will be terminated prior to the Image Effective Time.

(b)  The only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement, the Image Merger and the other Transactions is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in favor of the approval and adoption of this Agreement.

SECTION 3.20  Customers and Suppliers.  Section 3.20 of the Company Disclosure Schedule sets forth a true and complete list of the top ten customers of the Company and its Company Subsidiaries (based on the revenue from such customer during the 12-month period ended December 31, 2011. No customer that accounted for more than two percent of the Company’s consolidated revenues during the 12-month period ended December 31, 2011 and no material supplier of the Company and its Company Subsidiaries, (i) has cancelled or otherwise terminated any contract with the Company or any Company Subsidiary prior to the expiration of the contract term, (ii) has returned, or threatened to return, a substantial amount of any of the products, equipment, goods and services purchased from the Company or any Company Subsidiary, or (iii) to the Company’s Knowledge, has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with the Company or its Company Subsidiaries or to reduce substantially its purchase from or sale to the Company or any Company Subsidiary of any products, equipment, goods or services. Neither the Company nor any Company Subsidiary has (i) breached, in any material respect, any agreement with or (ii) engaged in any fraudulent conduct with respect to, any such customer or supplier of the Company or a Company Subsidiary.

SECTION 3.21  Certain Business Practices.  None of the Company, any Company Subsidiary or, to the Company’s Knowledge, any directors or officers, agents or employees of the Company or any Company Subsidiary, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any payment in the nature of criminal bribery.

SECTION 3.22  Interested Party Transactions.  No director, officer or other affiliate of the Company or any Company Subsidiary has or has had, directly or indirectly, (i) an economic interest in any person that has furnished or sold, or furnishes or sells, services or products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (ii) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (iii) a beneficial interest in any contract or agreement disclosed in Section 3.17(a) of the Company Disclosure Schedule; or (iv) any contractual or other arrangement with the Company or any Company Subsidiary; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 3.22. The Company and the Company Subsidiaries have not, since April 1, 2009, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

SECTION 3.23  Opinion of Financial Advisor.  The Company has received the written opinion of Salem Partners LLC, dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration is fair, from a financial point of view, to the Company’s stockholders, a copy of which opinion will be delivered to RLJ promptly after the date of this Agreement.

SECTION 3.24  Brokers.  No broker, finder or investment banker (other than EarlyBirdCapital, Inc. and Salem Partners LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to RLJ a complete and correct copy of all agreements between the Company and EarlyBirdCapital, Inc. and between the Company and Salem Partners LLC, pursuant to which such firms would be entitled to any payment relating to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF RLJ

As an inducement to the Company to enter into this Agreement, and subject to the disclosure set forth in the disclosure schedule which has been prepared by RLJ and delivered by RLJ to the Company concurrently with the execution of this Agreement (the “RLJ Disclosure Schedule”), RLJ hereby represents and warrants to the Company that:

SECTION 4.01  Corporate Organization.  RLJ is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay RLJ from performing its obligations under this Agreement and would not have a RLJ Material Adverse Effect.

SECTION 4.02  Certificate of Incorporation and By-Laws.  RLJ has heretofore furnished to the Company a complete and correct copy of the Certificate of Incorporation and the By-Laws of RLJ, as amended to date. Such Certificate of Incorporation and By-Laws are in full force and effect. RLJ is not in violation of any of the provisions of its Certificate of Incorporation or By-Laws.

SECTION 4.03  Capitalization.  (a) The authorized capital stock of RLJ consists of (i) 250,000,000 shares of RLJ Common Stock and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share (“RLJ Preferred Stock”). As of the date of this Agreement, (i) 17,968,750 shares of RLJ Common Stock are issued and outstanding (which includes 13,622,664 shares subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable, (ii) no shares of RLJ Common Stock are held in the treasury of RLJ, and (iii) 21,041,667 shares of RLJ Common Stock are reserved for future issuance pursuant to warrants. As of the date of this Agreement, there are no shares of RLJ Preferred Stock issued and outstanding. Except as set forth in this Section 4.03, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of RLJ or obligating RLJ to issue or sell any shares of capital stock of, or other equity interests in, RLJ. All shares of RLJ Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. There are no outstanding contractual obligations of RLJ to repurchase, redeem or otherwise acquire any shares of RLJ Common Stock. There are no outstanding contractual obligations of RLJ to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(b)  RLJ shall cause the shares of Holdings Common Stock to be issued pursuant to the Mergers in accordance with Section 2.01 (i) to be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, Holdings’ Certificate of Incorporation or By-Laws or any agreement to which the Holdings shall be a party or be bound and (ii) to be, when issued, registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.

SECTION 4.04  Authority Relative to This Agreement.  RLJ has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by RLJ and the consummation by RLJ of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of RLJ are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the RLJ Merger, the approval and adoption of this Agreement by the holders of a majority of the then-outstanding shares of RLJ Common Stock, and the filing and recordation of appropriate merger documents as required by Nevada Law). This Agreement has been duly and validly executed and delivered by RLJ and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of RLJ, enforceable against RLJ in accordance with its terms.

SECTION 4.05  No Conflict; Required Filings and Consents.  (a) The execution and delivery of this Agreement by RLJ do not, and the performance of this Agreement by RLJ will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of either RLJ, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to RLJ or by which any of its property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of RLJ pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which RLJ is a party or by which RLJ or any of its property or assets is bound or affected, except, with respect to clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay RLJ from performing its obligations under this Agreement and would not have a RLJ Material Adverse Effect.

(b)  The execution and delivery of this Agreement by RLJ do not, and the performance of this Agreement by RLJ will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws, the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL and Nevada Law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent RLJ from performing its material obligations under this Agreement.

SECTION 4.06  Permits; Compliance.  Except as disclosed in Section 4.06 of the RLJ Disclosure Schedule, RLJ is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for RLJ to own, lease and operate its properties or to carry on its business as it is now being conducted (the “RLJ Permits”). No suspension or cancellation of any of the RLJ Permits is pending or, to the knowledge of RLJ, threatened. RLJ is not in conflict with, or in default, breach or violation of, (a) any Law applicable to RLJ or by which any property or asset of RLJ is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, RLJ Permit, franchise or other instrument or obligation to which RLJ is a party or by which RLJ or any property or asset of RLJ is bound, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay RLJ from performing its obligations under this Agreement and would not have a RLJ Material Adverse Effect.

SECTION 4.07  SEC Filings; Financial Statements.  (a) RLJ has filed all forms, reports and documents required to be filed by it with the SEC since its inception, together with any amendments, restatements or supplements thereto, and will file all such forms, reports and documents required to be filed subsequent to the date of this Agreement (the “Additional RLJ SEC Reports”). RLJ has made available to the Company, in the form filed with the SEC, (i) its Quarterly Reports on Form 10-Q for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011, and (ii) all other forms, reports and other registration statements (other than Quarterly Reports on Form 10-Q not referred to in clause (i) above) filed by the Company with the SEC since its inception (the forms, reports and other documents referred to in clauses (i) and (ii) above being, collectively, the “RLJ SEC Reports”). The RLJ SEC Reports were, and the Additional RLJ SEC Reports will be, prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder. The RLJ SEC Reports did not, and the Additional RLJ SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any RLJ SEC Report or Additional RLJ SEC Report has been or is revised or superseded by a later filed RLJ SEC Report or Additional RLJ SEC Report) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)  Each of the financial statements (including, in each case, any notes thereto) contained in the RLJ SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of RLJ as at the respective dates thereof and for the respective periods indicated therein.

(c)  Except as and to the extent set forth on the balance sheet of RLJ as at December 31, 2011, including the notes thereto (the “2011 RLJ Balance Sheet”), RLJ has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for (i) liabilities and obligations incurred since the date of the 2011 RLJ Balance Sheet in the ordinary course of business which are not, individually or in the aggregate, material to RLJ; (ii) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement; and (iii) liabilities and obligations which are not, individually or in the aggregate, material to RLJ.

(d)  RLJ has heretofore furnished to the Company complete and correct copies of all amendments and modifications that have not been filed by RLJ with the SEC to all agreements, documents and other instruments that previously had been filed by RLJ with the SEC and are currently in effect.

(e)  RLJ has made available to the Company all comment letters received by RLJ from the SEC or the staff thereof since its inception and all responses to such comment letters filed by or on behalf of RLJ.

(f)  To the knowledge of RLJ, each director and executive officer of RLJ has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(g)  RLJ has timely filed and made available to the Company all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any RLJ SEC Report (the “RLJ Certifications”). Each of the RLJ Certifications is true and correct. RLJ maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning the Company and its Company Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. Section 4.07(g) of the RLJ Disclosure Schedule lists, and RLJ has made available to the Company, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 4.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(h)  RLJ maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. RLJ has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. RLJ maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Section 4.07(h) of the RLJ Disclosure Schedule lists, and RLJ has made available to the Company complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

(i)  Section 4.07(i) of the RLJ Disclosure Schedule contains a description of all non-audit services performed by RLJ’s auditors for RLJ since the date of RLJ’s formation and the fees paid for such services; further, all such non-audit services were approved by the audit committee of the RLJ Board. RLJ has no off-balance sheet arrangements.

(j)  Neither RLJ nor, to the knowledge of RLJ, any manager, director, officer, employee, auditor, accountant or representative of RLJ has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of RLJ or their respective internal accounting controls, including any complaint, allegation, assertion or claim that RLJ has engaged in questionable accounting or auditing practices. No attorney representing RLJ, whether or not employed by RLJ, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by RLJ or any of its officers, directors, employees or agents to the RLJ Board or any committee thereof or to any director or officer of RLJ. Since RLJ’s inception, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the RLJ Board or any committee thereof.

(k)  To the knowledge of RLJ, no employee of RLJ has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither RLJ nor any officer, employee, contractor, subcontractor or agent of RLJ has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of RLJ in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. §1514A(a).

(l)  All accounts payable of RLJ reflected on the 2011 RLJ Balance Sheet or arising thereafter are the result of bona fide transactions in the ordinary course of business. Since the date of the 2011 RLJ Balance Sheet, RLJ has not altered in any material respects its practices for the payment of such accounts payable, including the timing of such payment.

SECTION 4.08  Absence of Certain Changes or Events.  Since December 31, 2011, except as set forth in Section 4.08 of the RLJ Disclosure Schedule, or as expressly contemplated by this Agreement, or specifically disclosed in any RLJ SEC Report filed since December 31, 2011 and prior to the date of this Agreement, (a) RLJ has conducted its business only in the ordinary course and in a manner consistent with past practice, and (b) there has not been any RLJ Material Adverse Effect.

SECTION 4.09  Absence of Litigation.  Except as set forth in Section 4.09 of the RLJ Disclosure Schedule, there is no Action pending or, to the knowledge of RLJ, threatened against RLJ, or any property or asset of RLJ, before any Governmental Authority. Neither RLJ nor any material property or asset of RLJ is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of RLJ, continuing investigation by, any Governmental Authority.

SECTION 4.10  Board Approval; Vote Required.  (a) The RLJ Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Mergers are fair to and in the best interests of RLJ and its stockholders, (ii) approved this Agreement and the Mergers and declared their advisability, (iii) recommended that the stockholders of RLJ approve and adopt this Agreement and approve the Mergers and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by RLJ’s stockholders at the RLJ Stockholders’ Meeting.

(b)  The only vote of the holders of any class or series of capital stock of RLJ necessary to approve this Agreement, the RLJ Merger and the other Transactions is the affirmative vote of the holders of a majority of the outstanding shares of RLJ Common Stock in favor of the approval and adoption of this Agreement.

SECTION 4.11  Operations of Holdings, RLJ Sub and Image Sub.  Holdings shall be a direct, wholly owned subsidiary of RLJ, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Each of RLJ Sub and Image Sub shall be a direct, wholly owned subsidiary of Holdings, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the Closing, each of Holdings, RLJ Sub or Image Sub shall have engaged in no other business activities and shall have conducted its operations only as contemplated by this Agreement.

SECTION 4.12  Tax Matters.   To the knowledge of RLJ, neither RLJ nor any of its affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Mergers from qualifying as an integrated exchange governed by the provisions of Section 351 of the Code.

SECTION 4.13  Brokers.  No broker, finder or investment banker (other than Lazard Capital Markets and Lazard Middle Market) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of RLJ. RLJ has heretofore furnished to the Company a complete and correct copy of all agreements between RLJ and Lazard Capital Markets and between RLJ and Lazard Middle Market, pursuant to which such firms would be entitled to any payment relating to the Transactions.

SECTION 4.14  RLJ Trust Fund.  (a) As of the date of this Agreement (and immediately prior to the Image Effective Time), RLJ has (and will have immediately prior to the Image Effective Time) at least that amount set forth on RLJ’s balance sheet dated as of December 31, 2011 (which has previously been delivered to the Company) less (i) Taxes paid or payable with respect thereto, (ii) up to two million dollars ($2,000,000) in interest income (net of franchise and income taxes payable) which may be used by RLJ for working capital purposes and (iii) distributions to RLJ of the amount requested by RLJ to be used to redeem the shares of RLJ Common Stock held by stockholders of RLJ who shall have exercised their Redemption Rights (the “Minimum Trust Amount”) in the trust fund established by RLJ for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account at J.P. Morgan Chase Bank (the “Trust Account”), such monies invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and held in trust by Continental Stock Transfer & Trust Co. (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of February 22, 2011, between RLJ and the Trustee (the “Trust Agreement”). Upon consummation of the Mergers and notice thereof to the Trustee pursuant to the Trust Agreement, RLJ shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however that the liabilities and obligations of RLJ due and owing or incurred at or prior to the Image Effective Time shall be paid as and when due, including all amounts payable (i) to stockholders of RLJ who shall have exercised their Redemption Rights, (ii) to the underwriters, of approximately $3.6 million, for deferred underwriting commissions placed in the Trust Fund and payable upon consummation of the Merger, (iii) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (iv) to the Trustee for fees and costs incurrent in accordance with the Trust Agreement; and (v) to third parties (e.g., professionals, printers, etc.) who have rendered services to RLJ in connection with its efforts to effect the Mergers.

(b)  As of the Image Effective Time, those obligations of RLJ to dissolve or liquidate within a specified time period as contained in RLJ’s Articles of Incorporation will be terminated and RLJ shall have no obligation whatsoever to dissolve and liquidate the assets of RLJ by reason of the consummation of the Mergers, and no RLJ stockholder shall be entitled to receive any amount from the Trust Fund or the Company except, with respect to the Trust Fund only, to the extent such stockholder exercises its Redemption Right.

SECTION 4.15  Prior Business Operations.  RLJ has limited its activities to those activities (a) contemplated in the Prospectus or (b) otherwise necessary to consummate the transactions contemplated by this Agreement, the Preferred Stock Purchase Agreement and the Acorn Purchase Agreement. RLJ has no employees, employee benefit plans or subsidiaries and, as of the date of Closing, shall have no subsidiaries other than Holdings, RLJ Sub and Image Sub.

SECTION 4.16  Investment Company Act.  RLJ is not an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGERS

SECTION 5.01  Conduct of Business by the Company Pending the Mergers.  The Company agrees that, between the date of this Agreement and the Image Effective Time, except as expressly contemplated by any other provision of this Agreement, unless RLJ shall otherwise consent in writing, such consent not to be unreasonably withheld:

(i)  the businesses of the Company and the Company Subsidiaries shall be conducted only in, and the Company and the Company Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and

(ii)  the Company shall use all reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations.

By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Image Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of RLJ, which consent shall not be unreasonably withheld:

(a)  amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;

(b)  issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary (except for the issuance of up to a maximum of Twelve Million Nine Hundred Fifty Six Thousand and Nine Hundred Eighty Six (12,956,986) shares of Company Common Stock issuable pursuant to employee stock options to purchase shares of Company Common Stock outstanding on the date hereof) or (ii) any assets of the Company or any Company Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

(c)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(d)  reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(e)  (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business and consistent with past practice; (iii) enter into any contract or agreement other than in the ordinary course of business and consistent with past practice; (iv) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $1,000,000 or capital expenditures which are, in the aggregate, in excess of $5,000,000 for the Company and the Company Subsidiaries taken as a whole (excluding costs of production, licenses and distribution arrangements in the ordinary course); or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.01(e);

(f)  hire any additional employees or consultants except in the ordinary course of business or to fill current vacancies or vacancies arising after the date of this Agreement due to the termination of any employee’s employment or consultant’s services, or increase the compensation payable or to become payable or the benefits provided to its directors, officers, employees or consultants, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of the Company or any Company Subsidiary who are not directors or officers of the Company, or grant any severance or termination pay to, or enter into any employment, consulting or severance agreement with, any director, officer, employee or consultant of the Company or of any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee except as required by Law;

(g)  exercise its discretion with respect to or otherwise voluntarily accelerate the vesting of any Company Stock Option as a result of the Merger, any other change of control of the Company (as defined in the Company Stock Option Plans) or otherwise;

(h)  take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures;

(i)  make any material tax election or settle or compromise any material United States federal, state, local or non-United States income tax liability;

(j)  pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice;

(k)  amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any Company Subsidiary’s material rights thereunder, except in the ordinary course of business;

(l)  commence or settle any Action;

(m)  permit any item of Company Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company Owned Intellectual Property, except in the ordinary course of business;

(n)  fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(o)  announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 5.02  Conduct of Business by RLJ Pending the Mergers.  Except as expressly contemplated by any other provision of this Agreement, RLJ agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Image Effective Time, RLJ shall not, directly or indirectly, do, or propose to do, any of the following without the prior written consent of the Company:

(a)  engage in any action that could reasonably be expected to cause the Mergers to fail to qualify as an “integrated exchange” governed by the provisions of Section 351 of the Code; or

(b)  take any action that would reasonably be likely to prevent, interfere with or materially delay the Mergers.

SECTION 5.03  Claims Against Trust Account.  (a) The Company understands that, except for a portion of the interest earned on the amounts held in the Trust Fund, RLJ may disburse monies from the Trust Fund only: (i) to its public stockholders who exercise their Redemption Rights or in the event of the dissolution and liquidation of RLJ, (ii) to RLJ (less RLJ’s deferred underwriting compensation only) after RLJ consummates a business combination (as described in the Prospectus) or (iii) as consideration to the sellers of a target business with which RLJ completes a business combination.

(b)  The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Image Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and RLJ on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 5.03(b) as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future (in each case, however, prior to the consummation of a business combination), and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof. In the event that the Company commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to RLJ, which proceeding seeks, in whole or in part, relief against the Trust Fund or the public stockholders of RLJ, whether in the form of money damages or injunctive relief, RLJ shall be entitled to recover from the Company the associated legal fees and costs in connection with any such action, in the event RLJ prevails in such action or proceeding.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01  Registration Statement; Proxy Statement.  (a) As promptly as practicable after the execution of this Agreement, (i) RLJ and the Company shall prepare and file with the SEC the joint proxy statement/prospectus (as amended or supplemented, the “Joint Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider to be held to consider, among other things, (1) approval and adoption of this Agreement and (2) an adjournment proposal and (B) to the stockholders of RLJ relating to the meeting of RLJ’s stockholders (the “RLJ Stockholders’ Meeting”) to be held to consider, among other things, approval and adoption of (1) this Agreement, and (3) any other proposals the parties deem necessary to effectuate the Merger and (ii) Holdings shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Joint Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Holdings Common Stock to be issued to the stockholders of the Company pursuant to the Mergers. Holdings, RLJ and the Company each shall use their reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Holdings and RLJ shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Holdings Common Stock pursuant to the Mergers. The Company shall furnish all information concerning the Company as Holdings and RLJ may reasonably request in connection with such actions and the preparation of the Registration Statement and Joint Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, the Company and RLJ shall each mail the Joint Proxy Statement to its respective stockholders.

(b)  Except as provided in Section 6.04(c), the Company covenants that none of the Company Board or any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to RLJ, the approval or recommendation by the Company Board or any committee thereof of this Agreement, the Image Merger or any other Transaction (the “Company Recommendation”) and the Joint Proxy Statement shall include the recommendation of the Company Board to the stockholders of the Company in favor of approval and adoption of this Agreement and approval of the Merger.

(c)  No amendment or supplement to the Joint Proxy Statement or the Registration Statement will be made by Holdings, RLJ or the Company without the approval of the other parties (such approval not to be unreasonably withheld or delayed). Holdings, RLJ and the Company each will advise the others, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Holdings Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(d)  RLJ represents that the information supplied by RLJ for inclusion in the Registration Statement and the Joint Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and RLJ, (iii) the time of the Company Stockholders’ Meeting, (iv) the time of the RLJ Stockholders’ Meeting, and (v) the Image Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Image Effective Time, any event or circumstance relating to RLJ, or its officers or directors, should be discovered by RLJ which should be set forth in an amendment or a supplement to the Registration Statement or Joint Proxy Statement, RLJ shall promptly inform the Company. All documents that RLJ is responsible for filing with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(e)  The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Joint Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and the stockholders of RLJ, (iii) the time of the Company Stockholders’ Meeting, (iv) the time of the RLJ Stockholders’ Meeting, and (v) the Image Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Image Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or Joint Proxy Statement, the Company shall promptly inform RLJ. All documents that the Company is responsible for filing with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

SECTION 6.02  Stockholders’ Meetings.  (a) The Company shall call and hold the Company Stockholders’ Meeting as promptly as practicable for the purpose of voting upon the approval and adoption of this Agreement and the Company shall use its reasonable efforts to hold the Company Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective. The Company shall use its reasonable efforts to solicit from its stockholders proxies in favor of the approval and adoption of this Agreement and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders, except in the event and to the extent that the Company Board, in accordance with Section 6.04(c), withdraws or modifies its recommendation to the stockholders of the Company in favor of the approval and adoption of this Agreement.

(b)  RLJ shall call and hold the RLJ Stockholders’ Meeting as promptly as practicable for the purpose of voting upon the approval and adoption of this Agreement and RLJ shall use its reasonable efforts to hold the RLJ Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective. RLJ shall use its reasonable efforts to solicit from its stockholders proxies in favor of the approval and adoption of this Agreement and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders.

SECTION 6.03  Access to Information; Confidentiality.  (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or RLJ or any of their respective subsidiaries is a party or pursuant to applicable Law, from the date of this Agreement until the Image Effective Time, the Company and RLJ shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “ Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request.

(b)  All information obtained by the parties pursuant to this Section 6.03 shall be kept confidential in accordance with the confidentiality agreement, dated September 6, 2011 (the “Confidentiality Agreement”), between RLJ and the Company.

(c)  No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(d)  The Company hereby waives the provisions of the Confidentiality Agreement as and to the extent necessary to permit the consummation of each Transaction.

(e)  Notwithstanding anything in this agreement to the contrary, each party (and its representatives, agents and employees) may consult any tax advisor regarding the tax treatment and tax structure of the transactions contemplated hereby and may disclose to any person, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated hereby and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure.

SECTION 6.04  No Solicitation of Transactions.  (a) The Company agrees that neither it nor any Company Subsidiary nor any of the directors, officers or employees of it or any Company Subsidiary will, and that it will cause its and its Company Subsidiaries’ agents, advisors and other representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any Company Subsidiary), not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or (ii) enter into or maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or other contract, agreement or commitment contemplating or otherwise relating to any Competing Transaction, or (iv) authorize or permit any of the officers, directors or employees of the Company or any of its Company Subsidiaries, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Company Subsidiaries, to take any such action. The Company shall notify RLJ as promptly as practicable (and in any event within one (1) day after the Company attains knowledge thereof), orally and in writing, if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer or inquiry or contact (including material amendments or proposed material amendments). The Company shall provide RLJ with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Competing Transaction. The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party and the Company also agrees to promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition of stock or assets or otherwise) the Company or any Company Subsidiary, if any, to return (or if permitted by the applicable confidentiality agreement, destroy) all confidential information heretofore furnished to such person by or on behalf of the Company or any Company Subsidiary and, if requested by RLJ, to enforce such person’s obligation to do so.

(b)  Notwithstanding anything to the contrary in this Section 6.04, the Company Board may furnish information to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer (a “Proposal”) regarding a Competing Transaction, and the Company Board has (i) determined, in its good faith judgment (after having received the advice of a financial advisor of nationally recognized reputation, including EarlyBirdCapital, Inc.), that such Proposal constitutes a Superior Proposal, or is reasonably likely to result in a Superior Proposal, (ii) determined, in its good faith judgment after consultation with independent legal counsel (who may be the Company’s regularly engaged independent legal counsel), that, in light of such Proposal, the furnishing of such information or entering into discussions is required to comply with its fiduciary obligations to the Company and its stockholders under applicable Law, (iii) provided written notice to RLJ of its intent to furnish information or enter into discussions with such person at least three (3) business days prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement).

(c)  Except as set forth in this Section 6.04(c), neither the Company Board nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Holdings or RLJ, the Company Recommendation (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction. Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment prior to the time of the Company Stockholders’ Meeting and after consultation with independent legal counsel (who may be the Company’s regularly engaged independent legal counsel), that it is required to make a Change in the Company Recommendation to comply with its fiduciary obligations to the Company and its stockholders under applicable Law, the Company Board may recommend a Superior Proposal, but only (i) after providing written notice to RLJ (a “Notice of Superior Proposal”) advising RLJ that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, and (ii) if RLJ does not, within five (5) business days of RLJ’s receipt of the Notice of Superior Proposal, make an offer that the Company Board determines, in its good faith judgment (after having received the advice of a financial advisor of nationally recognized reputation, including EarlyBirdCapital, Inc.) to be at least as favorable to the Company’s stockholders as such Superior Proposal. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal or offer for a Competing Transaction or otherwise in order to comply with its fiduciary obligations to the Company and its stockholders under applicable Law or Rule 14d-9 or 14e-2 will not constitute a violation of this Agreement, provided that such disclosure states that no action will be taken by the Company Board in violation of this Section 6.04(c). Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Competing Transaction, or by any Change in the Company Recommendation. The Company shall not submit to the vote of its stockholders any Competing Transaction, or propose to do so.

(d)  A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Company Subsidiary; (ii) any sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of the Company or of any Company Subsidiary; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company or of any Company Subsidiary; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company or of any Company Subsidiary; (v) any solicitation in opposition to approval and adoption of this Agreement by the

Company’s stockholders; or (vi) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay any of the Transactions.

(e)  A “Superior Proposal” means an unsolicited written bona fide offer to consummate any of the following transactions made by a third party that the Company Board determines, in its good faith judgment (after having received the advice of a financial advisor of nationally recognized reputation, including EarlyBirdCapital, Inc.), is capable of doing so: (i) a merger, consolidation, share exchange, business combination or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; or (ii) the acquisition by any person or group (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of ownership of 100% of the then outstanding shares of stock of the Company, in each case on terms (including conditions to consummation of the contemplated transaction) that the Company Board determines, in its good faith judgment (after having received the advice of a financial advisor of nationally recognized reputation, including EarlyBirdCapital, Inc.), to be more favorable to the Company stockholders than the Transactions and for which financing, to the extent required, is then committed.

SECTION 6.05  Employee Benefits Matters Employees of the Company or any Company Subsidiary shall receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by Holdings or any of its subsidiaries for service accrued or deemed accrued prior to the Image Effective Time with the Company or any Company Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

SECTION 6.06  Directors’ and Officers’ Indemnification and Insurance.  (a) The Certificate of Incorporation and By-laws of the Image Surviving Corporation and Holdings shall contain provisions no less favorable with respect to indemnification than are set forth in Article 8 of the Certificate of Incorporation and Article 9 of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Image Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Image Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

(b)  The Image Surviving Corporation shall maintain in effect for at least six years from the Image Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Image Surviving Corporation or Holdings may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable) with respect to matters occurring prior to the Image Effective Time

SECTION 6.07  Notification of Certain Matters.  The Company shall give prompt notice to RLJ, and RLJ shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which could reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect and (b) any failure of the Company or RLJ, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.08  Company Affiliates.  No later than thirty (30) days after the date of this Agreement, the Company shall deliver to RLJ a list of names and addresses of those persons who were, in the Company’s reasonable judgment, on the date of delivery of such list, affiliates (within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act (each such person being a “Company Affiliate”)) of the Company. The Company shall provide RLJ with such information and documents as RLJ shall reasonably request for purposes of reviewing such list. The Company shall use its reasonable efforts to deliver or cause to be delivered to RLJ, prior to the Image Effective Time, an affiliate letter in the form attached hereto as Exhibit C, executed by each of the Company Affiliates identified in the foregoing list and any person who shall, to the Knowledge of the Company, have become a Company Affiliate subsequent to the delivery of such list.

SECTION 6.09  Further Action; Reasonable Efforts.  Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act with respect to the Transactions and (ii) use its reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, using its reasonable efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Merger; provided that neither Holdings nor RLJ will be required by this Section 6.09 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (A) requires the divestiture of any assets that are material to RLJ, the Company and their subsidiaries, taken as a whole, or (B) limits RLJ’s freedom of action with respect to, or its ability to retain, the Company and the Company Subsidiaries or any portion thereof or any of RLJ’s or its affiliates’ other assets or businesses. In case, at any time after the Image Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable efforts to take all such action.

SECTION 6.10  Integrated Exchange.  (a) The Mergers, together with the transactions contemplated by the Preferred Stock Purchase Agreement, are intended to be treated as an integrated exchange governed by the provisions of Section 351 of the Code. From and after the date of this Agreement and until the later of the Image Effective Time or the RLJ Effective Time, each party hereto shall use its reasonable efforts to cause the Mergers, together with the transactions contemplated by the Preferred Stock Purchase Agreement, to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Mergers, together with the transactions contemplated by the Preferred Stock Purchase Agreement, from qualifying, as an integrated exchange governed by the provisions of Section 351 of the Code. Following the Image Effective Time and the RLJ Effective Time, none of Holdings, the Image Surviving Corporation, the RLJ Surviving Corporation, nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Mergers, together with the transactions contemplated by the Preferred Stock Purchase Agreement, to fail to qualify as an integrated exchange governed by the provisions of Section 351 of the Code.

(b)  As of the date hereof, the Company does not know of any reason (i) why it would not be able to deliver to counsel to the Company and RLJ, at the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firm[s] to deliver the legal opinions contemplated by Section 7.02(f) and Section 7.03(d), and the Company hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to the Company and RLJ would not be able to deliver the opinions required by Section 7.02(f) and Section 7.03(d). The Company will deliver such certificates to counsel to the Company and RLJ.

(c)  As of the date hereof, RLJ does not know of any reason (i) why it would not be able to deliver to counsel to the Company and RLJ, at the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 7.02(f) and Section 7.03(d), and RLJ hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to the Company and RLJ would not be able to deliver the opinions required by Section 7.02(f) and Section 7.03(d). RLJ will deliver such certificates to counsel to the Company and RLJ.

SECTION 6.11  Obligations of Holdings, RLJ Sub and Image Sub.  RLJ and the Company agree that each of Holdings, RLJ Sub and Image Sub shall become a party to this Agreement for all purposes hereunder as soon as practicable after the formation of each of Holdings, RLJ Sub and Image Sub pursuant to a joinder agreement reasonably satisfactory to both RLJ and the Company. RLJ shall cause each of Holdings, RLJ Sub and Image Sub to become a party to this Agreement for all purposes hereunder as soon as practicable after such formation, and to execute and deliver such joinder agreement. Following such time, RLJ shall take all action necessary to cause each of Holdings, RLJ Sub and Image Sub to perform its obligations under this Agreement and to consummate the Mergers on the terms and subject to the conditions set forth in this Agreement.

SECTION 6.12  Consents of Accountants.  RLJ and the Company will each use all reasonable efforts to cause to be delivered to each other consents from their respective independent auditors, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form S-4 under the Securities Act.

SECTION 6.13  Nasdaq Listing.  Holdings shall promptly prepare and submit to The NASDAQ Stock Market (“Nasdaq”) a listing application covering the shares of Holdings Common Stock to be issued in the Mergers and pursuant to the Converted Warrants, and shall use its reasonable efforts to obtain, prior to the Image Effective Time, approval for the listing of such Holdings Common Stock, subject to official notice of issuance to Nasdaq, and the Company shall cooperate with Holdings with respect to such listing.

SECTION 6.14  Subsequent Financial Statements.  The Company shall, if practicable, consult with RLJ prior to making publicly available its financial results for any period after the date of this Agreement and prior to filing any report or document with the SEC after the date of this Agreement, it being understood that RLJ shall have no liability by reason of such consultation.

SECTION 6.15  Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of RLJ and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of the OTCBB, each of RLJ and the Company shall each use its reasonable efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Mergers or any of the other Transactions.

SECTION 6.16  Board of Directors and Officers of Holdings.  Holdings shall take all such action as may be necessary to cause (a) Robert Johnson, as Executive Chairman, Ted Green, Peter Edwards, as Vice Chairman, Miguel Penella, H. Van Sinclair and John Hyde to be appointed to the Board of Directors of Holdings as of the Image Effective Time, to serve until the next annual election of directors of Holdings and (b) Ted Green to be appointed as Holdings’ Chief Executive Officer as of the Image Effective Time and Miguel Penella to be appointed as Holdings’ Chief Operating Officer as of the Image Effective Time. As of the Image Effective Time, no executives of Holdings other than Ted Green will be senior to Miguel Penella in Holdings’ management structure.

SECTION 6.17  FINRA Notification.  RLJ and the Company shall each prepare and file an Issuer Company-Related Action Notification Form (the “FINRA Notifications”) with the Financial Industry Regulatory Authority (“FINRA”) applicable to the issuance of shares of Holdings Common Stock hereunder and in connection with the other corporate actions to be taken by RLJ and the Company as contemplated hereunder. Each party shall use its reasonable efforts to assist the other party as may be necessary to prepare and file the FINRA Notifications and any responses to comments or inquiries made by FINRA with regard to the FINRA Notifications.

SECTION 6.18  Acorn Purchase Agreement.  If, prior to the Image Effective Time, RLJ shall be required to pay the Termination Fee (as defined in the Acorn Purchase Agreement) to Acorn, then the Company shall be responsible for and shall pay to RLJ an amount equal to one-half of the Termination Fee actually paid by RLJ to Acorn, not to exceed $500,000. Such payment by the Company shall be made simultaneously with any payment by RLJ to Acorn. RLJ shall provide prior written notice to the Company that a payment of the Termination Fee shall be payable by RLJ (together with reasonable evidence of the amount actually paid).

SECTION 6.19  Madacy Entertainment, LP Put Right.  RLJ and the Company shall cooperate with each other in good faith regarding any discussions or negotiations in connection with Madacy Entertainment, LP’s right to require the Company to purchase all of Madacy Entertainment, LP’s interests in Image/Madacy Home Entertainment, a joint venture between the Company and Madacy Entertainment, LP, as a result of the

Closing (the “Put Right”); provided, however that the Company shall not, except with the prior written consent of RLJ, which shall not be unreasonably withheld, make any payment to Madacy Entertainment, LP or take any other action with respect to the Put Right. The Company shall allow RLJ to review and provide comments to all notices proposed to be sent to Madacy Entertainment, LP regarding the Put Right.

SECTION 6.20  401(k) Plan.  Prior to the Image Effective Time, the Company shall cause the Image Entertainment, Inc. 401(k) Plan and Trust to either be amended or terminated, in such manner as RLJ and the Company shall reasonably agree, effective no later than immediately prior to the Image Effective Time. The Company shall, prior to the Image Effective Time, provide RLJ with evidence satisfactory to RLJ that the actions set forth in the preceding sentence have been taken.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01  Conditions to the Obligations of Each Party.  The obligations of the Company, RLJ, Holdings, RLJ Sub and Image Sub to consummate the Mergers are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)  Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC.

(b)  Company Stockholder Approval.  This Agreement shall have been approved and adopted by the requisite affirmative vote of the stockholders of the Company in accordance with the DGCL and the Company’s Certificate of Incorporation.

(c)  RLJ Stockholder Approval.  This Agreement shall have been approved and adopted by the requisite affirmative vote of the stockholders of RLJ in accordance with the Joint Proxy Statement.

(d)  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award (an “Order”) which is then in effect and has the effect of making the Mergers illegal or otherwise prohibiting consummation of the Mergers.

(e)  U.S. Antitrust Approvals and Waiting Periods.  Any waiting period (and any extension thereof) applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated.

(f)  Governmental Consents.  All consents, approvals and authorizations legally required to be obtained to consummate the Mergers shall have been obtained from and made with all Governmental Entities.

(g)  Acorn Purchase Agreement.  The Acorn Purchase Agreement shall not have been terminated and all conditions to the consummation of the transactions contemplated by the Acorn Purchase Agreement shall have been satisfied (or to the extent legally permissible, waived) in accordance with the Acorn Purchase Agreement, all on terms reasonably satisfactory to RLJ and the Company.

(h)  Available Cash.  After giving effect to (i) the exercise of Redemption Rights by holders of the outstanding shares of RLJ Common Stock, (ii) the sale and issuance by RLJ of RLJ Common Stock or other securities of RLJ, if any, between the date of this Agreement and the Image Effective Time and (iii) the draw down by RLJ of amounts under any credit facility or other loan arrangement available to RLJ as of the Image Effective Time, RLJ shall have at least an aggregate of Ninety Two Million Dollars ($92,000,000) of cash held either in or outside of the Trust Account.

SECTION 7.02  Conditions to the Obligations of RLJ, Holdings, RLJ Sub and Image Sub.  The obligations of RLJ, Holdings, RLJ Sub and Image Sub to consummate the Mergers are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the Image Effective Time, as though made on and as of the Image Effective Time, except to the extent expressly made as of an earlier date, in which case as of such earlier date (provided that any representation or warranty that is qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects as of the Image Effective Time, or as of such particular earlier date, as the case may be).

(b)  Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Image Effective Time.

(c)  Officer Certificate.  The Company shall have delivered to RLJ a certificate, dated the date of the Closing, signed by the President of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d)  Third Party Consents.  All consents from third parties under any Company Contract or other material agreement, contract, license, lease or other instrument to which the Company or any Company Subsidiary is a party or by which it is bound required as a result of the transactions contemplated by this Agreement shall have been obtained from such third parties.

(e)  Material Adverse Effect.  No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(f)  Tax Opinion.  RLJ shall have received an opinion from Greenberg Traurig, LLP, dated as of the date of Closing, to the effect that the Mergers should qualify under Section 351(a) of the Code as a transfer of the shares of RLJ Common Stock by the stockholders of RLJ in exchange for shares of Holdings Common Stock.

(g)  Dissenting Shares.  The number of Dissenting Shares shall be less than 5% of the issued and outstanding shares of Company Common Stock.

(h)  Affiliate Letters.  RLJ shall have received from each Company Affiliate an executed copy of the affiliate letter contemplated in Section 6.08.

(i)  Resignation.  All members of the Company Board and the Board of Directors of the Company Subsidiaries shall have executed written resignations effective as of the Image Effective Time.

(j)  Pay-Off Letter.  No fewer than five (5) business days and no more than seven (7) business days prior to the Image Effective Time, the Company shall have delivered to RLJ a pay-off letter in form and substance reasonably satisfactory to RLJ to be executed at the Closing by PNC Bank, National Association setting forth the amounts that shall be owed to PNC Bank, National Association as of the Image Effective Time pursuant to the Revolving Credit and Security Agreement, dated June 23, 2011, among the Company, and Image, LLC, as borrowers, PNC Bank, National Association, as lender and as administrative and collateral agent, and the other lenders party thereto.

(k)  Stock Contribution.  Each Person listed on Exhibit D, shall have contributed the number of shares of Company Common Stock held by such Person set forth opposite such Person’s name on Exhibit D to the Company.

(l)  Preferred Stock Purchase Agreement.  Each holder of Series B Preferred Stock shall have consummated the transactions contemplated by the Preferred Stock Purchase Agreement immediately prior to the Image Effective Time.

SECTION 7.03  Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Mergers are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)  Representations and Warranties.  The representations and warranties of RLJ contained in this Agreement shall be true and correct in all material respects as of the Image Effective Time, as though made on and as of the Image Effective Time, except to the extent expressly made as of an earlier date, in which case as of such earlier date (provided that any representation or warranty that is qualified by materiality or RLJ Material Adverse Effect shall be true and correct in all respects as of the Image Effective Time, or as of such particular earlier date, as the case may be).

(b)  Agreements and Covenants.  RLJ shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Image Effective Time.

(c)  Officer Certificate.  RLJ shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President of RLJ, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

(d)  Tax Opinion.  The Company shall have received an opinion from Perkins Coie LLP, dated as of the date of Closing, to the effect that the Mergers should qualify under Section 351(a) of the Code as a transfer of the Shares by the stockholders of the Company in exchange for shares of Holdings Common Stock.

(e)  Securities Contribution.  RLJ SPAC Acquisition, LLC shall have contributed Seven Hundred Ninety Two Thousand Seven Hundred Thirty Nine (792,739) shares of RLJ Common Stock and warrants to purchase One Million (1,000,000) shares of RLJ Common Stock held by it to RLJ.

(f)  Material Adverse Effect.  No RLJ Material Adverse Effect shall have occurred since the date of this Agreement.

(g)  Preferred Stock Purchase Agreement.  RLJ shall have consummated the transactions contemplated by the Preferred Stock Purchase Agreement immediately prior to the Image Effective Time.

(h)  Articles and By-laws.  The Articles of Incorporation of Holdings shall be in substantially the form attached hereto as Exhibit A and the By-laws of Holdings shall be in substantially the form attached hereto as Exhibit B.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01  Termination.  This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Image Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company, as follows:

(a)  by mutual written consent of RLJ and the Company duly authorized by the RLJ Board and the Company Board; or

(b)  by either RLJ or the Company if the Image Effective Time shall not have occurred on or before November 22, 2012; or

(c)  by either RLJ or the Company if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers; or

(d)  by RLJ if a Company Triggering Event shall have occurred; or

(e)  by either RLJ or the Company if (i) this Agreement shall fail to receive the requisite vote for approval at the Company Stockholders’ Meeting or (ii) this Agreement shall fail to receive the requisite vote for approval at the RLJ Stockholders’ Meeting; or

(f)  by RLJ upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02(a), Section 7.02(b) or Section 7.02(e) would not be satisfied (“Terminating Company Breach”); provided, however, that, if such Terminating Company Breach is curable by the Company, RLJ may not terminate this Agreement under this Section 8.01(f) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by RLJ to the Company; or

(g)  by the Company upon a breach of any representation, warranty, covenant or agreement on the part of RLJ set forth in this Agreement, or if any representation or warranty of RLJ shall have become untrue, in either case such that the conditions set forth in Section 7.03(a), Section 7.03(b) or Section 7.03(f) would not be satisfied (“Terminating RLJ Breach”); provided, however, that, if such Terminating RLJ Breach is curable by RLJ, the Company may not terminate this Agreement under this Section 8.01(g) for so long as RLJ continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to RLJ; or

(h)  by the Company upon written notice to RLJ, at any time prior to receipt of the Company Stockholder Approval, to enter into a definitive agreement with respect to a Superior Proposal, provided that the Company has provided RLJ with not less than five (5) business days’ notice prior to such termination and the Company shall have complied with Section 6.04 and shall have paid (i) the Fee and Expenses required by Section 8.03 and (ii) the amounts payable by the Company pursuant to Section 6.18, in each case prior to such termination.

For purposes of this Agreement, a “Company Triggering Event” shall be deemed to have occurred if: (i) the Company Board withdraws, modifies or changes the Company Recommendation in a manner adverse to RLJ or shall have resolved to do so; (ii) the Company Board shall have recommended to the stockholders of the Company a Competing Transaction or shall have resolved to do so or shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Competing Transaction; (iii) the Company shall have failed to include in the Joint Proxy Statement the recommendation of the Company Board in favor of the approval and adoption of this Agreement and the approval of the Image Merger; (iv) through the fault (whether by commission or omission) of the Company, the Image Merger is not, prior to September 30, 2012, submitted for the approval of the holders of Company Common Stock at the Company Stockholders’ Meeting; (v) the Company shall have intentionally breached its obligations under Section 6.04; or (vi) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders).

SECTION 8.02  Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (a) as set forth in Section 8.03 and (b) nothing herein shall relieve any party from liability for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination; provided, however, that the Confidentiality Agreement shall survive any termination of this Agreement.

SECTION 8.03  Fees and Expenses.  (a) Except as set forth in this Section 8.03, all Expenses incurred in connection with this Agreement and the Mergers shall be paid by the party incurring such expenses, whether or not the Mergers or any other transaction is consummated, except that the Company and RLJ shall each pay one-half of all Expenses (other than fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) relating to printer costs and printing, filing and mailing the Registration Statement and the Joint Proxy Statement. “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement and the Joint Proxy Statement, the solicitation of stockholder approvals, the filing of any required notices under the HSR Act or other similar regulations and all other matters related to the closing of the Mergers.

(b)  The Company agrees that:

(i)  if RLJ shall terminate this Agreement pursuant to Section 8.01(d); or

(ii)  if (A) RLJ or the Company shall terminate this Agreement pursuant to Section 8.01(e)(i), and (B) prior to the time of such failure to so approve this Agreement or the Mergers a Competing Transaction shall have been publicly announced with respect to the Company; or

(iii)  if the Company shall terminate this Agreement pursuant to Section 8.01(h);

then (A) with respect to a termination contemplated by Sections 8.03(b)(i) or (ii), the Company shall pay to RLJ promptly (but in any event no later than one (1) business day after the first of such events shall have occurred) a fee of One Million Six Hundred Twenty Thousand Dollars ($1,620,000) (the Fee”) plus an amount equal to the amount of RLJ’s Expenses, which amounts shall be payable in immediately available funds, and (B) with respect to a termination contemplated by Section 8.03(b)(iii), the Company shall pay to RLJ prior to any termination pursuant to Section 8.01(h) the Fee plus an amount equal to the amount of RLJ’s Expenses, which amounts shall be payable in immediately available funds.

(c)  The Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Fee, or any Expenses when due, the term “Expenses” shall be deemed to include the costs and expenses actually incurred or accrued by RLJ (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.03, together with interest on such unpaid Fee and Expenses, commencing on the date that the Fee or such Expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, as such bank’s Prime Rate plus 1.00%. Payment of the fees and expenses described in this Section 8.03 shall not be in lieu of any damages incurred in the event of willful or intentional breach of this Agreement.

SECTION 8.04  Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Image Effective Time; provided, however, that, after the approval and adoption of this Agreement and the Transactions by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Image Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.05  Waiver.  At any time prior to the Image Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01  Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the later to occur of the Image Effective Time and the RLJ Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that the agreements set forth in Articles I and II and Sections 6.06 and 6.10 and this Article IX shall survive the Image Effective Time and the RLJ Effective Time and the provisions of Sections 6.03(b) and 8.03 shall survive the termination of this Agreement.

SECTION 9.02  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to RLJ, Holdings, RLJ Sub or Image Sub:

RLJ Acquisition, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, Maryland 20814
Facsimile No: (301) 280-7747
Telephone No.: (301) 280-7737
Attention: H. Van Sinclair
Email: Van@rljcompanies.com

with a copy to:

Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
Facsimile No: (212) 801-6400
Telephone No.: (212) 801-9200
Attention: Alan I. Annex, Esq.
Email: annexa@gtlaw.com

if to the Company:

Image Entertainment, Inc.
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311
Facsimile No: (818) 678-5091
Telephone No.: (818) 407-9100
Attention: Ted Green
Email: Tgreen@image-entertainment.com
cc: Michael Bayer
Email: mbayer@image-entertainment.com
cc: John Hyde
Email: Jhyde@image-entertainment.com

with a copy to:

Perkins Coie LLP
1888 Century Park East, Suite 1700
Los Angeles, California 90067
Facsimile No.: (310) 843-1254
Telephone No.: (310) 788-9900
Attention: David J. Katz, Esq.
Email: Dkatz@perkinscoie.com

SECTION 9.03  Certain Definitions.  (a) For purposes of this Agreement:

“Acorn” means Acorn Media Group, Inc., a District of Columbia corporation.

“Acorn Purchase Agreement” means the Stock Purchase Agreement, dated as of the date hereof, by and among RLJ, Acorn, the shareholders of Acorn listed on Exhibit A thereto and Peter Edwards as the shareholders representative.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Aggregate Merger Consideration” means the number of shares of Holdings Common Stock obtained by subtracting (i) the Transaction Expenses Shares from (ii) Two Million Two Hundred Eighty Nine Thousand (2,289,000) shares of Holdings Common Stock.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to (i) the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and the Company Subsidiaries taken as a whole or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that clause (i) shall not include any event, circumstance, change or effect resulting from (x) changes in general economic conditions or changes in securities markets in general that do not have a materially disproportionate effect (relative to other industry participants) on the Company or its Company Subsidiaries, (y) general changes in the industries in which the Company and the Company Subsidiaries operate, except those events, circumstances, changes or effects that adversely affect the Company and its subsidiaries to a materially greater extent than they affect other entities operating in such industries or (z) the public announcement or pendency of the transactions contemplated hereby.

“Company Restricted Stock Award” means any shares of Company Common Stock outstanding as of the date of this Agreement that are unvested or are subject to a repurchase option, risk of forfeiture or other condition under the Company Stock Option Plans or any applicable restricted stock purchase agreement or other agreement with the Company.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Laws” means any United States federal, state or local or non-United States laws relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“Hazardous Substances” means (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof;

(iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other contaminant; and (vi) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Holdings Common Stock” means the shares of common stock, par value $0.001 per share, of Holdings.

“Intellectual Property” means (i) patents, patent applications and statutory invention registrations, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names and other source identifiers (all of the foregoing whether or not registered), and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for registration thereof, copyrightable works of authorship in any medium (whether or not registered), including without limitation writings of any kind, printed or graphic matter (including all preparatory materials such as sketches, drafts, outtakes, outlines and drawings), scripts, films, audio, video, or audiovisual recordings in any medium, artwork and designs in any medium, computer source code and object code and related documentation, photographs in any medium, and musical compositions and recordings;, and (iv) confidential and proprietary information, including trade secrets and know-how; and all other intellectual property or proprietary rights of any kind or description.

“Knowledge of the Company”, “to the Company’s Knowledge” and phrases of similar import mean the actual knowledge of Ted Green, John Avagliano and John Hyde after due and reasonably inquiry.

“Per Share Merger Consideration” means that number of shares of Holdings Common Stock obtained by dividing the Aggregate Merger Consideration by the number of shares of Company Common Stock outstanding immediately prior to the Image Effective Time.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Preferred Stock Purchase Agreement” means that certain Preferred Stock Purchase Agreement, dated as of the date hereof, by and among RLJ and each holder of Series B Preferred Stock.

“Prospectus” means the final prospectus of RLJ, dated as of February 15, 2011.

“RLJ Articles of Incorporation” means the RLJ Articles of Incorporation, as amended and restated on February 22, 2011.

“RLJ Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to (i) the business, condition (financial or otherwise), assets, liabilities or results of operations of Holdings, RLJ and their subsidiaries taken as a whole or (ii) the ability of RLJ to consummate the transactions contemplated by this Agreement; provided, however, that clause (i) shall not include any event, circumstance, change or effect resulting from (x) changes in general economic conditions or changes in securities markets in general that do not have a materially disproportionate effect (relative to other industry participants) on RLJ or its subsidiaries, (y) general changes in the industries in which RLJ and its subsidiaries operate, except those events, circumstances, changes or effects that adversely affect RLJ and its subsidiaries to a materially greater extent than they affect other entities operating in such industries or (z) the public announcement or pendency of the transactions contemplated hereby.

“subsidiary” or “subsidiaries” of the Company, the Image Surviving Corporation, the RLJ Surviving Corporation, RLJ or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Transaction Expenses Shares” means a number of shares Holdings Common Stock obtained by dividing (i) the dollar amount of Expenses incurred by the Company in connection with this Agreement and the Mergers, by (ii) Ten (10), up to a maximum of One Hundred Fifty Thousand (150,000) shares of Holdings Common Stock.

(b)  The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2011 Company Balance Sheet	§3.07(c)
2011 RLJ Balance Sheet	§4.07(c)
Action	§3.09
Additional Company SEC Reports	§3.07(a)
Additional RLJ SEC Reports	§4.07(a)
Agreement	Preamble
APIs	§3.13(k)
Articles of Merger	§1.02(b)
Blue Sky Laws	§3.05(b)
Certificate of Merger	§1.02(a)
Certificates	§2.02(b)
Change in the Company Recommendation	§6.04(c)
Claims	§.03(b)
Closing	§1.02
Code	Recitals
Company	Preamble
Company Affiliate	§6.08
Company Board	Recitals
Company Certifications	§3.07(g)
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Licensed Intellectual Property	§3.13(a)
Company Owned Intellectual Property	§3.13(a)
Company Permits	§3.06
Company Preferred Stock	§3.03
Company Recommendation	§6.01(b)
Company Rights Agreement	§3.16
Company SEC Reports	§3.07(a)
Company Software	§3.13(k)
Company Stock Awards	§3.03(a)
Company Stock Options	§2.04
Company Stock Option Plans	§2.04
Company Stockholders’ Meeting	§6.01(a)
Company Subsidiary	§3.01(a)
Company Triggering Event	§8.01
Competing Transaction	§6.04(d)
Confidentiality Agreement	§6.03(b)
Converted Warrant	§2.06
DGCL	Recitals
Dissenting Shares	§2.07(a)
Environmental Permits	§3.15
ERISA	§3.10(a)
ERISA Affiliate	§3.10(a)
Exchange Act	§3.07(a)
Exchange Agent	§2.02(a)
Exchange Fund	§2.02(a)

Defined Term	Location of Definition
Expenses	§8.03(a)
Fee	§8.03(b)
FINRA	§6.18
FINRA Notifications	§6.18
Free Software	§3.13(k)
GAAP	§3.07(b)
Governmental Authority	§3.05(b)
Holdings	Recitals
Holdings Common Stock	§2.01(a)(i)
HSR Act	§3.05(b)
Image Effective Time	§1.02(a)
Image Merger	Recitals
Image Sub	Recitals
Image Surviving Corporation	§1.01(a)
Investment Company Act	§4.14(a)
IRS	§3.10(b)
Joint Proxy Statement	§6.01(a)
Law	§3.05(a)
Lease Documents	§3.12(b)
Material Contracts	§3.17(a)
Mergers	Recitals
Minimum Trust Amount	§4.14(a)
Multiemployer Plan	§3.10(c)
Multiple Employer Plan	§3.10(c)
Nasdaq	§6.13
Nevada Law	Recitals
Notice of Superior Proposal	§6.04(c)
Open Source Software	§3.13(k)
Order	§7.01(c)
OTCBB	§2.02(e)
Plans	§3.10(a)
Proposal	§6.04(b)
Proprietary Software	§3.13(k)
Put Right	§6.19
Redemption Rights	§2.02(f)
RLJ	Preamble
RLJ Board	Recitals
RLJ Certifications	§4.07(g)
RLJ Common Stock	§2.01(b)(i)
RLJ Disclosure Schedule	Article IV
RLJ Dissenting Shares	§2.07(c)
RLJ Effective Time	§1.02(b)
RLJ Merger	Recitals
RLJ Permits	§4.06
RLJ Preferred Stock	§4.03
RLJ SEC Reports	§4.07(a)
RLJ Sub	Recitals
RLJ Surviving Corporation	§1.01(b)

Defined Term	Location of Definition
RLJ Warrant	§2.06
Registration Statement	§6.01(a)
Representatives	§6.03(a)
Rights	§3.16
SEC	§3.07(a)
Securities Act	§3.07(a)
Series B Preferred Stock	§2.01(a)(iv)
Shares	§2.01(a)(i)
Special Committee	Recitals
Stockholder Support Agreement	Recitals
Stockholders	Recitals
Superior Proposal	§6.04(e)
Tax	§3.14(p)
Tax Return	§3.14(p)
Terminating Company Breach	§8.01(f)
Terminating RLJ Breach	§8.01(g)
Transactions	§3.01(a)
Trust Account	§4.14(a)
Trust Agreement	§4.14(a)
Trust Fund	§4.14(a)
Trustee	§4.14(a)

SECTION 9.04  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05  Entire Agreement; Assignment.  This Agreement and the Preferred Stock Purchase Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Sections 6.03(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that RLJ may assign all or any of their rights and obligations hereunder to any affiliate of RLJ, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

SECTION 9.06  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 9.07  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

SECTION 9.08  Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.08.

SECTION 9.09  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.10  Counterparts.  This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, RLJ and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RLJ ACQUISITION, INC.
By /s/ H. Van Sinclair Name: H Van Sinclair Title: Chief Executive Officer

IMAGE ENTERTAINMENT, INC.
By /s/ Theodore S. Green Name: Theodore S. Green Title: Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
RLJ ENTERTAINMENT, INC.

RLJ Entertainment, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.  The name of the Corporation is “RLJ Entertainment, Inc.” The Corporation was originally incorporated under the name RLJ Entertainment, Inc.” and the original articles of incorporation was filed with the Secretary of State of the State of Nevada on April 2, 2012 (the “Original Articles”).

2.  This Amended and Restated Articles of Incorporation (the “Amended and Restated Articles”) was duly adopted by the Board of Directors of the Corporation (the “Board”) and the stockholders of the Corporation in accordance with Sections 78.315, 78.320 and 78.390 of the Nevada Revised Statutes (the “NRS”).

3.  This Amended and Restated Articles restates, integrates and further amends the provisions of the Original Articles.

4.  Certain capitalized terms used in this Amended and Restated Articles are defined where appropriate herein.

5.  The text of the Original Articles is hereby restated and amended in its entirety to read as follows:

ARTICLE I
NAME

The name of the corporation is RLJ Entertainment, Inc. (the “Corporation”).

ARTICLE II
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the NRS. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

ARTICLE III
REGISTERED AGENT

The address of the registered office of the Corporation in the State of Nevada is 2215-B Renaissance Drive, Las Vegas, Nevada 89119, and the name of the Corporation’s registered agent at such address is CSC Services of Nevada, Inc.

ARTICLE IV
CAPITALIZATION

Section 4.1.  Authorized Capital Stock.  The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 251,000,000 shares, consisting of 250,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Section 4.2.  Preferred Stock.  The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issuance of shares of the Preferred Stock in one or more series and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional and other special rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such

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series and included in a certificate of designations (a “Preferred Stock Designation”) filed pursuant to the NRS, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3.  Common Stock.

(a)  The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote. Except as otherwise required by law or this Amended and Restated Articles (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Articles (including a Preferred Stock Designation), the holders of the Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Articles (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Articles (including any Preferred Stock Designation).

(b)  Subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions.

(c)  Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.

Section 4.4. Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

ARTICLE V
BOARD OF DIRECTORS

Section 5.1.  Board Powers.  The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Articles or the Bylaws (“Bylaws”) of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the NRS, this Amended and Restated Articles and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Section 5.2.  Number, Election and Term.

(a)  The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Whole Board. For purposes of this Amended and Restated Articles, “Whole Board” shall mean the total number of directors the Corporation would have if there were no vacancies.

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(b)  Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Articles; the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Articles; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Articles. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Articles, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. Subject to Section 5.5 hereof, if the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director.

(c)  Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(d)  Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

Section 5.3.  Newly Created Directorships and Vacancies.  Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4.  Removal.  Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only by the affirmative vote of holders representing not less than two-thirds of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5.  Preferred Stock — Directors.  Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Articles (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI
BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Whole Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Articles (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

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ARTICLE VII
MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1.  Meetings.  Subject to the rights of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Whole Board, and the ability of the stockholders to call a special meeting is hereby specifically denied.

Section 7.2.  Advance Notice.  Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3.  Action by Written Consent.  Any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders.

ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION

Section 8.1.  Limitation of Director Liability.  A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the NRS as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2.  Indemnification and Advancement of Expenses.

(a)  To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b)  The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Articles, the By-Laws, an agreement, vote of stockholders or disinterested directors, or otherwise.

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(c)  Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Articles inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)  This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX
AMENDMENT OF AMENDED AND RESTATED ARTICLES OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Articles (including any Preferred Stock Designation), in the manner now or hereafter prescribed by this Amended and Restated Articles and the NRS; and, except as set forth in Article VIII, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Articles in its present form or as hereafter amended are granted subject to the right reserved in this Article IX.

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EXHIBIT B

Bylaws of Holdings

BYLAWS

OF

RLJ ENTERTAINMENT, INC.,

a Nevada corporation

Effective as of ________, 2012

i

ii

BYLAWS

of

RLJ ENTERTAINMENT, INC.

a Nevada corporation

Article X
offices

SECTION 10.01  Principal Office

The principal office and place of business of RLJ Entertainment, Inc. (the “Corporation”) shall be at 3 Bethesda Metro Center, Suite 1000, Bethesda, Maryland, 20814, or at such other location within or without the State of Nevada as may be determined from time to time by resolution of the board of directors of the Corporation (the “Board”).

SECTION 10.02  Other Offices

Other offices and places of business either within or without the State of Nevada may be established from time to time by resolution of the Board or as the business of the Corporation may require. The Corporation’s resident agent and the street address of the Corporation’s resident agent in Nevada shall be as determined by the Board from time to time.

Article XI
stockholders

SECTION 11.01  Annual Meeting

The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be designated from time to time by the Board and stated in the notice of meeting. At each annual meeting, the stockholders shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

SECTION 11.02  Special Meetings

(a)  Subject to the rights of the holders of any outstanding series of the preferred stock, and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Whole Board (as defined below). Special meetings of stockholders shall be held at such place and time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting. “Whole Board” shall mean the total number of directors the Corporation would have if there were no vacancies.

(b)  No business shall be acted upon at a special meeting of stockholders except as set forth in the notice of the meeting or matters incident to the conduct of the meeting as the presiding officer of the meeting shall determine to be appropriate.

SECTION 11.03  Place of Meetings

If the place of any meeting of stockholders, the Board or its committee for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation.

SECTION 11.04  Notice of Meetings; Waiver of Notice

(a)  Notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be given in the manner permitted by this Section 2.4 to each stockholder entitled to vote thereat by the Corporation not less than 10 nor more than 60 days before the date of the meeting. If said notice is for a stockholders meeting other than an annual meeting, it shall in addition

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state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any special meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.11(c)) given before the date previously scheduled for such meeting. The notice shall contain or be accompanied by such additional information as may be required by Nevada Revised Statutes (“NRS”), including, without limitation, NRS 78.379, 92A.120 or 92A.410.

(b)  Whenever under applicable law, the Corporation’s Articles of Incorporation, dated as of __________, 2012, as the same may be amended and restated from time to time (the “Articles of Incorporation”) or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 78.370 of the NRS. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d)  Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the NRS, the Articles of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e)  Whenever notice is required to be given by the Corporation, under any provision of the NRS, the Articles of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to the stockholder during the period between those two consecutive annual meetings; or (2) all, and at least two, payments sent by first-class mail of dividends or interest on securities during a 12-month period, have been mailed addressed to the stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of further notices to the stockholder is not required. Any action or meeting taken or held without notice to such a stockholder has the same effect as if

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the notice had been given. If any such stockholder delivers to the Corporation a written notice setting forth the stockholder’s current address, the requirement that notice be given to the stockholder is reinstated. If the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of the State of Nevada, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this Section 2.4(e). The giving of further notices to a stockholder is still required for any notice returned as undeliverable if the notice was given by electronic transmission.

(f)  Whenever any notice is required to be given under the NRS, the Articles of Incorporation or these Bylaws, a written waiver of such notice, signed before or after the date of such meeting by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

SECTION 11.05  Determination of Stockholders of Record

(a)  For the purpose of determining the stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, if applicable.

(b)  If no record date is fixed, the record date for determining stockholders: (i) entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting and must fix a new record date if the meeting is adjourned to a date more than 60 days later than the date set for the original meeting.

SECTION 11.06  Quorum; Adjourned Meetings

(a)  Unless the Articles of Incorporation provide for a different proportion, stockholders holding at least a majority of the voting power of the Corporation’s capital stock, represented in person or by proxy (regardless of whether the proxy has authority to vote on all matters), are necessary to constitute a quorum for the transaction of business at any meeting. If, on any issue, voting by classes or series is required by the laws of the State of Nevada, the Articles of Incorporation or these Bylaws, at least a majority of the voting power, represented in person or by proxy (regardless of whether the proxy has authority to vote on all matters), within each such class or series is necessary to constitute a quorum of each such class or series.

(b)  If a quorum is not represented, the person presiding at the meeting may adjourn the meeting from time to time until a quorum shall be represented. At any such adjourned meeting at which a quorum shall be represented, any business may be transacted which might have been transacted as originally called. When a stockholders’ meeting is adjourned to another time or place hereunder, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. However, if a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record as of the new record date. The stockholders present at a duly convened meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the departure of enough stockholders to leave less than a quorum of the voting power.

SECTION 11.07  Voting

(a)  Unless otherwise provided in the NRS, in the Articles of Incorporation, or in the resolution providing for the issuance of preferred stock adopted by the Board pursuant to authority expressly vested in it by the provisions of the Articles of Incorporation (if any such authority is so vested), each stockholder of record, or such stockholder’s duly authorized proxy, shall be entitled to one (1) vote for each share of voting stock standing registered in such stockholder’s name at the close of business on the record date.

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Except as otherwise provided herein, all votes with respect to shares standing in the name of an individual at the close of business on the record date (including pledged shares) shall be cast only by that individual or such individual’s duly authorized proxy. With respect to shares held by a representative of the estate of a deceased stockholder, or a guardian, conservator, custodian or trustee, even though the shares do not stand in the name of such holder, votes may be cast by such holder upon proof of such representative capacity. In the case of shares under the control of a receiver, the receiver may cast votes carried by such shares even though the shares do not stand of record in the name of the receiver; provided, that the order of a court of competent jurisdiction which appoints the receiver contains the authority to cast votes carried by such shares. If shares stand of record in the name of a minor, votes may be cast by the duly appointed guardian of the estate of such minor only if such guardian has provided the Corporation with written proof of such appointment.

With respect to shares standing of record in the name of another corporation, partnership, limited liability company or other legal entity on the record date, votes may be cast: (i) in the case of a corporation, by such individual as the bylaws of such other corporation prescribe, by such individual as may be appointed by resolution of the Board of such other corporation or by such individual (including, without limitation, the officer making the authorization) authorized in writing to do so by the chairman of the board, if any, President, Chief Executive Officer, if any, or any Vice President of such corporation, upon presentation to the Corporation of satisfactory evidence of his or her authority to do so; and (ii) in the case of a partnership, limited liability company or other legal entity, by an individual representing such stockholder, upon presentation to the Corporation of satisfactory evidence of his or her authority to do so.

Notwithstanding anything to the contrary contained herein and except for the Corporation’s shares held in a fiduciary capacity, the Corporation shall not vote, directly or indirectly, shares of its own stock owned by it; and such shares shall not be counted in determining the total number of outstanding shares entitled to vote.

If any holder votes any of such stockholder’s shares affirmatively and fails to specify the number of affirmative votes, it will be conclusively presumed that the holder is casting affirmative votes with respect to all shares held.

With respect to shares standing of record in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees or otherwise and shares held by two or more persons (including proxy holders) having the same fiduciary relationship in respect to the same shares, (unless the Secretary is given timely written notice to the contrary accompanied by a copy of the governing instrument or order) votes may be cast in the following manner:

If only one person votes, the vote of such person binds all.

If more than one person casts votes, the act of the majority so voting binds all.

If more than one person casts votes, but the vote is evenly split on a particular matter, the votes shall be deemed cast proportionately, as split.

(b)  Subject to the rights of the holders of one or more series of preferred stock of the Corporation, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Articles of Incorporation, these Bylaws, the NRS or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(c)  In determining the right to vote shares of the Corporation pursuant to this Section 2.7 or otherwise, the Corporation may rely on any instruments or statements presented to it, provided that the Corporation has the right, but not the obligation, to require and review such proof of ownership and voting rights as it determines in good faith. The Corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the Secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis

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for doubt about the validity of the signature on it or about the signatory’s authority to sign for the stockholder. All decisions of the Corporation shall be valid and binding unless and until a court of competent jurisdiction determines otherwise.

SECTION 11.08  Proxies

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after six months from its date, unless the proxy provides for a longer period which shall not exceed 7 years. Proxies need not be filed with the Secretary of the Corporation until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority.

(a)  A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(b)  A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

SECTION 11.09  No Action Without A Meeting

Unless otherwise provided by the Articles of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Nevada, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

SECTION 11.10  Organization

(a)  Meetings of stockholders shall be presided over by the Chairman of the Board, or, in the absence of the Chairman, by the Chief Executive Officer, or in the absence of the Chief Executive Officer, the President, or, in the absence of the foregoing persons, by a chairman designated by the Board, or, in the absence of such designation by the Board, by a chairman chosen at the meeting by the stockholders entitled to cast a majority of the votes which all stockholders present in person or by proxy are entitled to cast. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as Secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary, the chairman of the meeting may appoint any person to act as Secretary of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and

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safety, limitation on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

(b)  The Board of Director may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

SECTION 11.11  Advance Notice of Business

(a)  No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.11(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.11(a). Notwithstanding anything in this Section 2.11(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.3 will be considered for election at such meeting.

(i)  In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.11(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. Notwithstanding the previous sentence, for purposes of determining whether a stockholder’s notice shall have been received in a timely manner for the annual meeting of stockholders in 2013, to be timely, a stockholder’s notice must have been received not later than the close of business on [___________], 2013 nor earlier than the opening of business on [__________], 2013. The public announcement of an adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder’s notice as described in this Section 2.11(a).

(ii)  To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the

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event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii)  The foregoing notice requirements of this Section 2.11(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.11(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.11(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.11(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.11(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.11(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv)  In addition to the provisions of this Section 2.11(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.11(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b)  Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.3.

(c)  For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

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Article XII
directors

SECTION 12.01  General Powers; Performance of Duties

The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided in Chapter 78 of the NRS or the Articles of Incorporation.

SECTION 12.02  Number, Tenure, and Qualifications

The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Whole Board. Each director shall hold office until his or her successor shall be elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal. No reduction of the number of directors shall have the effect of removing any director prior to the expiration of his or her term of office. No provision of this Section shall be restrictive upon the right of the Board to fill vacancies or upon the right of the stockholders to remove directors as is hereinafter provided.

SECTION 12.03  Advance Notice for Nomination of Directors

(a)  Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of preferred stock with respect to the rights of holders of one or more series of preferred stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record on the date of the giving of the notice provided for in this Section 3.3 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.3.

(b)  In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting or special meeting commence a new time period for the giving of a stockholder’s notice as described in this Section 3.3.

(c)  Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.3 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

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(d)  To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e)  If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.3, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.3, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f)  In addition to the provisions of this Section 3.3, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.3 shall be deemed to affect any rights of the holders of preferred stock to elect directors pursuant to the Articles of Incorporation.

SECTION 12.04  Chairman of the Board

The Board shall elect a chairman of the board from the members of the Board who shall preside at all meetings of the Board and stockholders at which he or she shall be present and shall have and may exercise such powers as may, from time to time, be assigned to him or her by the Board, these Bylaws or as may be provided by law.

SECTION 12.05  Annual and Regular Meetings

Immediately following the adjournment of, and at the same place as, the annual or any special meeting of the stockholders at which directors are elected, the Board, including directors newly elected, shall hold its annual meeting without call or notice, other than this provision, to elect officers and to transact such further business as may be necessary or appropriate. The Board may provide by resolution the place, date, and hour for holding regular meetings between annual meetings.

SECTION 12.06  Special Meetings

Special meetings of the Board may be called by the Chairman of the Board, if one shall have been elected, or by two or more directors of the Corporation or by the Chief Executive Officer.

SECTION 12.07  Place of Meetings

Any regular or special meeting of the directors of the Corporation may be held at such place as the Board, or in the absence of such designation, as the notice calling such meeting, may designate. A waiver of notice signed by the directors may designate any place for the holding of such meeting.

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SECTION 12.08  Notice of Meetings

Except as otherwise provided in Section 3.7 above, there shall be delivered to each director at the address appearing for him or her on the records of the Corporation, at least twenty-four (24) hours before the time of such meeting, a copy of a written notice of any meeting (a) by delivery of such notice personally, (b) by mailing such notice postage prepaid, (c) by facsimile, (d) by overnight courier, (e) by telegram, or (f) by electronic transmission or electronic writing, including, but not limited to, email. If mailed to an address inside the United States, the notice shall be deemed delivered two (2) business days following the date the same is deposited in the United States mail, postage prepaid. If mailed to an address outside the United States, the notice shall be deemed delivered four (4) business days following the date the same is deposited in the United States mail, postage prepaid. If sent via facsimile, by electronic transmission or electronic writing, including, but not limited to, email, the notice shall be deemed delivered upon sender’s receipt of confirmation of the successful transmission. If sent via overnight courier, the notice shall be deemed delivered the business day following the delivery of such notice to the courier. If the address of any director is incomplete or does not appear upon the records of the Corporation it will be sufficient to address any notice to such director at the registered office of the Corporation. Any director may waive notice of any meeting, and the attendance of a director at a meeting and oral consent entered on the minutes of such meeting shall constitute waiver of notice of the meeting unless such director objects, prior to the transaction of any business, that the meeting was not lawfully called, noticed or convened. Attendance for the express purpose of objecting to the transaction of business thereat because the meeting was not properly called or convened shall not constitute presence or a waiver of notice for purposes hereof. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

SECTION 12.09  Quorum; Adjourned Meetings

(a)  A majority of the directors in office, at a meeting duly assembled, is necessary to constitute a quorum for the transaction of business.

(b)  At any meeting of the Board where a quorum is not present, a majority of those present may adjourn, from time to time, until a quorum is present, and no notice of such adjournment shall be required. At any adjourned meeting where a quorum is present, any business may be transacted which could have been transacted at the meeting originally called.

SECTION 12.10  Manner of Acting; Presumption of Assent

The affirmative vote of a majority of the directors present at a meeting at which a quorum is present is the act of the Board. A director of the Corporation who is present at a meeting of the Board at which action on any corporate matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as Secretary of the meeting before the adjournment thereof or shall forward any dissent by certified or registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

SECTION 12.11  Telephonic Meetings

Members of the Board or of any committee designated by the Board may participate in a meeting of the Board or such committee by means of a telephone conference or video or similar method of communication by which all persons participating in such meeting can hear each other. Participation in a meeting pursuant to this Section 3.13 constitutes presence in person at the meeting.

SECTION 12.12  Action Without Meeting

Any action required or permitted to be taken at a meeting of the Board or of a committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all of the members of the Board or the committee. The written consent may be signed in counterparts, including, without limitation, facsimile counterparts, and shall be filed with the minutes of the proceedings of the Board or committee.

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SECTION 12.13  Powers and Duties

(a)  Except as otherwise restricted by the laws of the State of Nevada or the Articles of Incorporation, the Board has full control over the business and affairs of the Corporation. The Board may delegate any of its authority to manage, control or conduct the business of the Corporation to any standing or special committee in accordance with Section 3.16, or to any officer or agent, and to appoint any persons to be agents of the Corporation with such powers, including the power to sub-delegate, and upon such terms as may be deemed fit.

(b)  The Board, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may (i) require that any votes cast at such meeting shall be cast by written ballot, and/or (ii) submit any contract or act for approval or ratification at any annual meeting of the stockholders or any special meeting properly called and noticed for the purpose of considering any such contract or act, provided a quorum is present.

SECTION 12.14  Committees

Committees designated and appointed by the Board shall function subject to and in accordance with the following regulations and procedures:

(a)  Designation and Appointment.  The Board may designate and appoint one or more committees under such name or names and for such purpose or function as may be deemed appropriate or under no name.

(b)  Members; Alternate Members; Terms.  Each committee thus designated and appointed shall consist of one or more of the directors of the Corporation. The Board may designate one or more of its members as alternate members of any committee, who may, subject to any limitations imposed by the entire Board, replace absent or disqualified members at any meeting of that committee. If the Board has not designated alternate members to a committee, then in the absence or disqualification of a member of a committee from a meeting, the member or members thereof present at such meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at such meeting in the place of any such absent or disqualified member (“substitute member”). The members or alternate members of any such committee shall serve at the pleasure of and subject to the discretion of the Board.

(c)  Authority.  Each committee, to the extent provided in the resolution of the Board creating same, shall have and may exercise such of the powers and authority of the Board in the management of the business and affairs of the Corporation as the Board may direct and delegate, except, however, those matters which are required by statute to be reserved unto or acted upon by the entire Board.

(d)  Records.  Each such committee shall keep and maintain regular records or minutes of its meetings and report the same to the Board when required.

(e)  Change in Number.  The number of members or alternate members of any committee appointed by the Board, as herein provided, may be increased or decreased from time to time by appropriate resolution adopted by of the Board.

(f)  Vacancies.  Vacancies in the membership of any committee designated and appointed hereunder shall be filled by the Board, at a regular or special meeting of the Board, in a manner consistent with the provisions of this Section 3.16.

(g)  Removal.  Any member or alternate member of any committee appointed hereunder may be removed by the Board by the Board, whenever in its judgment the best interests of the Corporation will be served thereby.

(h)  Meetings.  The time, place and notice (if any) of committee meetings shall be determined by the members of such committee.

(i)  Quorum; Requisite Vote.  At meetings of any committee appointed hereunder, a majority of the number of members designated by the Board to such committee shall constitute a quorum for the transaction of business. For purposes of determining the presence of a quorum, alternate members or substitute members acting in the place of members at a meeting shall be counted to the same extent as the members of the

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committee they are replacing; provided, however, that for purposes of determining the presence of a quorum, alternate members and substitute members (whether or not acting in the place of members at a meeting) shall not be included in the number of members designated by the Board to such committee. The act of a majority of the members (and to if acting in the place of members, alternate members or substitute members) of the committee present at any meeting at which a quorum is present shall be the act of such committee, except as otherwise specifically provided by statute. If a quorum is not present at a meeting of such committee, the members of such committee present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present.

(j)  Compensation.  Appropriate compensation for members and alternate members of any committee appointed pursuant to the authority hereof may be authorized by the Board pursuant to the provisions of Section 3.16 hereof or by a committee specifically authorized by the Board to authorize compensation.

(k)  Action Without Meetings.  Any action required or permitted to be taken at a meeting of any committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all members of such committee. Such consent shall have the same force and effect as a unanimous vote at a meeting. The signed consent, or a signed copy, shall become a part of the record of such committee.

SECTION 12.15  Compensation

The Board, without regard to personal interest, may establish the compensation of directors for services in any capacity. If the Board establishes the compensation of directors pursuant to this subsection, such compensation is presumed to be fair to the Corporation unless proven unfair by a preponderance of the evidence.

SECTION 12.16  Organization

Meetings of the Board shall be presided over by the chairman of the board, or in the absence of the chairman of the board by the vice-chairman, or in his or her absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as Secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as Secretary of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting.

SECTION 12.17  Advisory Panels

The Board may appoint one or more advisory panels to consult and advise the board on technical or other matters as the Board may determine and upon such terms and at such times as the Board may determine. The advisory panel members shall not be directors, officers, or committee members and shall have none of the powers or duties thereof.

Article XIII
OFFICERS

SECTION 13.01  Election

The officers of the Corporation elected by the Board shall be a Chairman of the Board, a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and such other officers (including without limitation, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

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SECTION 13.02  Removal; Resignation

The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides.

SECTION 13.03  Vacancies

Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

SECTION 13.04  Chief Executive Officer

The Board may elect a Chief Executive Officer who, subject to the supervision and control of the Board, shall have the ultimate responsibility for the management and control of the business and affairs of the Corporation, and shall perform such other duties and have such other powers which are delegated to him or her by the Board, these Bylaws or as may be provided by law.

SECTION 13.05  President

The President, subject to the supervision and control of the Board, shall in general actively supervise and control the business and affairs of the Corporation. The President shall keep the Board fully informed as the Board may request and shall consult the Board concerning the business of the Corporation. The President shall perform such other duties and have such other powers which are delegated and assigned to him or her by the Board if any, these Bylaws or as may be provided by law.

SECTION 13.06  Chief Financial Officer

The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

SECTION 13.07  Vice Presidents

The Board may elect one or more Vice Presidents. In the absence or disability of the President, or at the President’s request, the Vice President or Vice Presidents, in order of their rank as fixed by the Board, and if not ranked, the Vice Presidents in the order designated by the Board, or in the absence of such designation, in the order designated by the President, shall perform all of the duties of the President, and when so acting, shall have all the powers of, and be subject to all the restrictions on the President. Each Vice President shall perform such other duties and have such other powers which are delegated and assigned to him or her by the Board, the President, these Bylaws or as may be provided by law.

SECTION 13.08  Secretary

The Secretary shall attend all meetings of the stockholders, the Board and any committees, and shall keep, or cause to be kept, the minutes of proceeds thereof in books provided for that purpose. He or she shall keep, or cause to be kept, a register of the stockholders of the Corporation and shall be responsible for the giving of notice of meetings of the stockholders, the Board and any committees, and shall see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law. The Secretary shall be custodian of the corporate seal, the records of the Corporation, the stock certificate books, transfer books and stock ledgers, and such other books and papers as the Board or appropriate committee may direct. The Secretary shall perform all other duties commonly incident to his or her office and shall perform such other duties which are assigned to him or her by the Board, the Chief Executive Officer, if any, the President, these Bylaws or as may be provided by law.

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SECTION 13.09  Assistant Secretaries

An Assistant Secretary shall, at the request of the Secretary, or in the absence or disability of the Secretary, perform all the duties of the Secretary. He or she shall perform such other duties as are assigned to him or her by the Board, the Chief Executive Officer, if any, the President, these Bylaws or as may be provided by law.

SECTION 13.10  Treasurer

The Treasurer, subject to the order of the Board, shall have the care and custody of, and be responsible for, all of the money, funds, securities, receipts and valuable papers, documents and instruments of the Corporation, and all books and records relating thereto. The Treasurer shall keep, or cause to be kept, full and accurate books of accounts of the Corporation’s transactions, which shall be the property of the Corporation, and shall render financial reports and statements of condition of the Corporation when so requested by the Board, the chairman of the board, if any, the Chief Executive Officer, if any, or the President. The Treasurer shall perform all other duties commonly incident to his or her office and such other duties as may, from time to time, be assigned to him or her by the Board, the Chief Executive Officer, if any, the President, these Bylaws or as may be provided by law. The Treasurer shall, if required by the Board, give bond to the Corporation in such sum and with such security as shall be approved by the Board for the faithful performance of all the duties of the Treasurer and for restoration to the Corporation, in the event of the Treasurer’s death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property in the Treasurer’s custody or control and belonging to the Corporation. The expense of such bond shall be borne by the Corporation. If a chief financial officer of the Corporation has not been appointed, the Treasurer may be deemed the chief financial officer of the Corporation.

SECTION 13.11  Assistant Treasurers

An Assistant Treasurer shall, at the request of the Treasurer, or in the absence or disability of the Treasurer, perform all the duties of the Treasurer. He or she shall perform such other duties which are assigned to him or her by the Board, the Chief Executive Officer, the President, the Treasurer, these Bylaws or as may be provided by law. The Board may require an Assistant Treasurer to give a bond to the Corporation in such sum and with such security as it may approve, for the faithful performance of the duties of the Assistant Treasurer, and for restoration to the Corporation, in the event of the Assistant Treasurer’s death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property in the Assistant Treasurer’s custody or control and belonging to the Corporation. The expense of such bond shall be borne by the Corporation.

SECTION 13.12  Execution of Negotiable Instruments, Deeds and Contracts

All checks, drafts, notes, bonds, bills of exchange, and orders for the payment of money of the Corporation; all deeds, mortgages, proxies, powers of attorney and other written contracts, documents, instruments and agreements to which the Corporation shall be a party; and all assignments or endorsements of stock certificates, registered bonds or other securities owned by the Corporation shall be signed in the name of the Corporation by such officers or other persons as the Board may from time to time designate. The Board may authorize the use of the facsimile signatures of any such persons. Any officer of the Corporation shall be authorized to attend, act and vote, or designate another officer or an agent of the Corporation to attend, act and vote, at any meeting of the owners of any entity in which the Corporation may own an interest or to take action by written consent in lieu thereof. Such officer or agent, at any such meeting or by such written action, shall possess and may exercise on behalf of the Corporation any and all rights and powers incident to the ownership of such interest.

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Article XIV
capital stock

SECTION 14.01  Issuance

Shares of the Corporation’s authorized stock shall, subject to any provisions or limitations of the laws of the State of Nevada, the Articles of Incorporation or any contracts or agreements to which the Corporation may be a party, be issued in such manner, at such times, upon such conditions and for such consideration as shall be prescribed by the Board.

SECTION 14.02  Stock Certificates and Uncertificated Shares

Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the President, the Chief Executive Officer, if any, or a Vice President, and by the Secretary or an Assistant Secretary, of the Corporation (or any other two officers or agents so authorized by the Board), certifying the number of shares of stock owned by him, her or it in the Corporation; provided, however, that the Board may authorize the issuance of uncertificated shares of some or all of any or all classes or series of the Corporation’s stock. Any such issuance of uncertificated shares shall have no effect on existing certificates for shares until such certificates are surrendered to the Corporation, or on the respective rights and obligations of the stockholders. Whenever such certificate is countersigned or otherwise authenticated by a transfer agent or a transfer clerk and by a registrar (other than the Corporation), then a facsimile of the signatures of any corporate officers or agents, the transfer agent, transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. In the event that any officer or officers who have signed, or whose facsimile signatures have been used on any certificate or certificates for stock cease to be an officer or officers because of death, resignation or other reason, before the certificate or certificates for stock have been delivered by the Corporation, the certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed the certificate or certificates, or whose facsimile signature or signatures have been used thereon, had not ceased to be an officer or officers of the Corporation.

Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written statement certifying the number of shares owned by him, her or it in the Corporation and, at least annually thereafter, the Corporation shall provide to such stockholders of record holding uncertificated shares, a written statement confirming the information contained in such written statement previously sent. Except as otherwise expressly provided by law, the rights and obligations of the stockholders shall be identical whether or not their shares of stock are represented by certificates.

Each certificate representing shares shall state the following upon the face thereof: the name of the state of the Corporation’s organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share, if any, represented by such certificate or a statement that the shares are without par value. Certificates of stock shall be in such form consistent with law as shall be prescribed by the Board. No certificate shall be issued until the shares represented thereby are fully paid. In addition to the above, all certificates evidencing shares of the Corporation’s stock or other securities issued by the Corporation shall contain such legend or legends as may from time to time be required by the NRS and/or such other federal, state or local laws or regulations then in effect.

SECTION 14.03  Surrendered; Lost or Destroyed Certificates

All certificates surrendered to the Corporation, except those representing shares of treasury stock, shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been canceled, except that in case of a lost, stolen, destroyed or mutilated certificate, a new one may be issued therefor. However, any stockholder applying for the issuance of a stock certificate in lieu of one alleged to have been lost, stolen, destroyed or mutilated shall, prior to the issuance of a replacement, provide the Corporation with his, her or its affidavit of the facts surrounding the loss, theft, destruction or mutilation and, if required by the Board, an indemnity bond in an amount satisfactory to the Board or an authorized officer which amount may be in excess of the current market value of the stock, and upon such terms as the

15

Treasurer, other officer who is so authorized, or the Board shall require which shall indemnify the Corporation against any loss, damage, cost or inconvenience arising as a consequence of the issuance of a replacement certificate.

SECTION 14.04  Replacement Certificate

When the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares of capital stock of the Corporation or it becomes desirable for any reason, in the discretion of the Board, including, without limitation, the merger of the Corporation with another Corporation or the conversion or reorganization of the Corporation, to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board may order any holders of outstanding certificates for shares to surrender and exchange the same for new certificates within a reasonable time to be fixed by the Board. The order may provide that a holder of any certificate(s) ordered to be surrendered shall not be entitled to vote, receive distributions or exercise any other rights of stockholders of record until the holder has complied with the order, but the order operates to suspend such rights only after notice and until compliance.

SECTION 14.05  Transfer of Shares

No transfer of stock shall be valid as against the Corporation except on surrender and cancellation of the certificates therefor accompanied by an assignment or transfer by the registered owner made either in person or under assignment. Whenever any transfer shall be expressly made for collateral security and not absolutely, the collateral nature of the transfer shall be reflected in the entry of transfer in the records of the Corporation. Subject to the provisions hereof, the Corporation shall register the transfer of a certificate evidencing shares of its capital stock presented to it for transfer if:

(a)  Endorsement.  Upon surrender of the certificate to the Corporation (or its transfer agent, as the case may be) for transfer, the certificate (or an appended stock power) is properly endorsed by the registered owner, or by his duly authorized legal representative or attorney-in-fact, with proper written evidence of the authority and appointment of such representative, if any, accompanying the certificate;

(b)  Guaranty and Effectiveness of Signature.  The signature of such registered owner or his legal representative or attorney-in-fact, as the case may be, has been guaranteed by a national banking association or member of the New York Stock Exchange, and reasonable assurance in a form satisfactory to the Corporation is given that such endorsements are genuine and effective;

(c)  Adverse Claims.  The Corporation has no notice of an adverse claim or has otherwise discharged any duty to inquire into such a claim;

(d)  Collection of Taxes.  Any applicable law (local, state or federal) relating to the collection of taxes relative to the transaction has been complied with; and

(e)  Additional Requirements Satisfied.  Such additional conditions and documentation as the Corporation (or its transfer agent, as the case may be) shall reasonably require, including without limitation thereto, the delivery with the surrender of such stock certificate or certificates of proper evidence of succession, assignment or other authority to obtain transfer thereof, as the circumstances may require, and such legal opinions with reference to the requested transfer as shall be required by the Corporation (or its transfer agent) pursuant to the provisions of these Bylaws and applicable law, shall have been satisfied.

SECTION 14.06  Transfer Agent; Registrars

The Board may appoint one or more transfer agents, transfer clerks and registrars of transfer and may require all certificates for shares of stock to bear the signature of such transfer agents, transfer clerks and/or registrars of transfer.

SECTION 14.07  Miscellaneous

The Board shall have the power and authority to make such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer, and registration of certificates for shares of the Corporation’s stock.

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Article XV
distributions

Distributions may be declared, subject to the provisions of the laws of the State of Nevada and the Articles of Incorporation, by the Board and may be paid in cash, property, shares of corporate stock, or any other medium. The Board may fix in advance a record date, as provided in Section 2.5 above, prior to the distribution for the purpose of determining stockholders entitled to receive any distribution.

Article XVI
records; reports; seal; and financial matters

SECTION 16.01  Records.

All original records of the Corporation, shall be kept at the principal office of the Corporation by or under the direction of the Secretary or at such other place or by such other person as may be prescribed by these Bylaws or the Board.

SECTION 16.02  Corporate Seal

The Board may, by resolution, authorize a seal, and the seal may be used by causing it, or a facsimile, to be impressed or affixed or reproduced or otherwise. Except when otherwise specifically provided herein, any officer of the Corporation shall have the authority to affix the seal to any document requiring it.

SECTION 16.03  Fiscal Year-End

The fiscal year-end of the Corporation shall be such date as may be fixed from time to time by resolution of the Board.

Article XVII
indemnification

SECTION 17.01  Indemnification and Insurance

(a)  Indemnification of Directors and Officers.

(i)  For purposes of this Article, (A)”Indemnitee” shall mean each director or officer who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding (as hereinafter defined), by reason of the fact that he or she is or was a director or officer of the Corporation or member, manager or managing member of a predecessor limited liability company or affiliate of such limited liability company or is or was serving in any capacity at the request of the Corporation as a director, officer, employee, agent, partner, member, manager or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise; and (B)”Proceeding” shall mean any threatened, pending, or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative, or investigative.

(ii)  Each Indemnitee shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Nevada law, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding; provided that such Indemnitee either is not liable pursuant to NRS 78.138 or acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any Proceeding that is criminal in nature, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the Indemnitee is liable pursuant to NRS 78.138 or did not act in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, or that, with respect to any criminal proceeding he or she had reasonable cause to believe that his or her conduct was unlawful. The Corporation shall not indemnify an Indemnitee for any claim, issue or matter as to which the Indemnitee has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Corporation or for any amounts paid in settlement to the Corporation,

17

unless and only to the extent that the court in which the Proceeding was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such amounts as the court deems proper. Except as so ordered by a court and for advancement of expenses pursuant to this Section, indemnification may not be made to or on behalf of an Indemnitee if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the cause of action. Notwithstanding anything to the contrary contained in these Bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

(iii)  Indemnification pursuant to this Section shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation or member, manager or managing member of a predecessor limited liability company or affiliate of such limited liability company or a director, officer, employee, agent, partner, member, manager or fiduciary of, or to serve in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise and shall inure to the benefit of his or her heirs, executors and administrators.

(iv)  The expenses of Indemnitees must be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the Proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that a director or officer of the Corporation is successful on the merits or otherwise in defense of any Proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in by him or her in connection with the defense.

(b)  Indemnification of Employees and Other Persons.  The Corporation may, by action of its Board and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees.

(c)  Non-Exclusivity of Rights.  The rights to indemnification provided in this Article shall not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation or these Bylaws, agreement, vote of stockholders or directors, or otherwise.

(d)  Insurance. The Corporation may purchase and maintain insurance or make other financial arrangements on behalf of any Indemnitee for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee, member, managing member or agent, or arising out of his or her status as such, whether or not the Corporation has the authority to indemnify him or her against such liability and expenses.

(e)  Other Financial Arrangements.  The other financial arrangements which may be made by the Corporation may include the following: (i) the creation of a trust fund; (ii) the establishment of a program of self-insurance; (iii) the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the Corporation; (iv) the establishment of a letter of credit, guarantee or surety. No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud, or a knowing violation of law, except with respect to advancement of expenses or indemnification ordered by a court.

(f)  Other Matters Relating to Insurance or Financial Arrangements.  Any insurance or other financial arrangement made on behalf of a person pursuant to this Section may be provided by the Corporation or any other person approved by the Board, even if all or part of the other person’s stock or other securities is owned by the Corporation. In the absence of fraud (i) the decision of the Board as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this Section and the choice of the

18

person to provide the insurance or other financial arrangement is conclusive; and (ii) the insurance or other financial arrangement is not void or voidable and does not subject any director approving it to personal liability for his action; even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

SECTION 17.02  Amendment

The provisions of this Article VIII relating to indemnification shall constitute a contract between the Corporation and each of its directors and officers which may be modified as to any director or officer only with that person’s consent or as specifically provided in this Section. Notwithstanding any other provision of these Bylaws relating to their amendment generally, any repeal or amendment of this Article which is adverse to any director or officer shall apply to such director or officer only on a prospective basis, and shall not limit the rights of an Indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws (including, without limitation, Article X below), no repeal or amendment of these Bylaws shall affect any or all of this Article VIII so as to limit or reduce the indemnification in any manner unless adopted by (a) the unanimous vote of the directors of the Corporation then serving, or (b) by the stockholders as set forth in Article X hereof; provided that no such amendment shall have a retroactive effect inconsistent with the preceding sentence.

Article XVIII
changes in nevada law

References in these Bylaws to Nevada law or the NRS or to any provision thereof shall be to such law as it existed on the date these Bylaws were adopted or as such law thereafter may be changed; provided that (a) in the case of any change which expands the liability of directors or officers or limits the indemnification rights or the rights to advancement of expenses which the Corporation may provide in Article VIII hereof, the rights to limited liability, to indemnification and to the advancement of expenses provided in the Articles of Incorporation and/or these Bylaws shall continue as theretofore to the extent permitted by law; and (b) if such change permits the Corporation, without the requirement of any further action by stockholders or directors, to limit further the liability of directors or limit the liability of officers or to provide broader indemnification rights or rights to the advancement of expenses than the Corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law..

Article XIX
amendment or repeal

SECTION 19.01  Amendment of Bylaws

The Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Whole Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Articles of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

[Remainder of Page Intentionally Left Blank]

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CERTIFICATE OF SECRETARY

I hereby certify that I am the Secretary of RLJ Entertainment, Inc., a Nevada corporation, and that the foregoing Bylaws, consisting of 26 pages, constitute the code of Bylaws of RLJ Entertainment, Inc. as duly adopted by the unanimous written consent of the Board as of __________, 2012.

IN WITNESS WHEREOF, I have hereunto subscribed my name this ____ day of _________ 2012.

Lisa W. Pickrum

20

EXHIBIT C

Form of Affiliate Letter for Affiliates of the Company

FORM OF AFFILIATE LETTER FOR
AFFILIATES OF THE COMPANY

__________, 2012

RLJ Entertainment, Inc.
__________________
__________________

Ladies and Gentlemen:

I have been advised that as of the date of this letter I may be deemed to be an “affiliate” of Image Entertainment, Inc., a Delaware corporation (the “Company”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Reference is made to that certain Agreement and Plan of Merger, dated as of April 2, 2012 (the “Merger Agreement”), by and between RLJ Acquisition, Inc., a Nevada corporation (“RLJ”) and the Company. Capitalized terms used in this letter agreement without definition shall have the meanings assigned to them in the Merger Agreement.

Prior to the Closing, RLJ will, upon the terms and subject to the conditions set forth in the Merger Agreement, form (i) a newly incorporated Nevada corporation named RLJ Entertainment, Inc. as a wholly owned subsidiary of RLJ (“Holdings”), (ii) a newly incorporated Nevada corporation named RLJ Merger Sub I, Inc. as a wholly owned subsidiary of Holdings (“RLJ Sub”), and (iii) a newly incorporated Delaware corporation named RLJ Merger Sub II, Inc. as a wholly owned subsidiary of Holdings (“Image Sub”).

Upon the terms and subject to the conditions of the Merger Agreement, RLJ and the Company will enter into a business combination transaction pursuant to which (i) RLJ Sub will merge with and into RLJ and (ii) Image Sub will merge with and into the Company (the “Image Merger”).

As a result of the Image Merger, I may receive shares of common stock, par value $0.001 per share, of Holdings (the “Holdings Shares”). I would receive such Holdings Shares in exchange for shares (or upon exercise of options for shares) owned by me of common stock, par value $0.0001 per share, of the Company (the “Company Shares”).

1.  I represent, warrant and covenant to RLJ and Holdings that in the event I receive any Holdings Shares as a result of the Image Merger:

A.  I shall not make any sale, transfer or other disposition of the Holdings Shares in violation of the Act or the Rules and Regulations.

B.  I have carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Holdings Shares, to the extent I felt necessary, with my counsel or counsel for the Company.

C.  I have been advised that the issuance of the Holdings Shares to me pursuant to the Image Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, because at the time the Image Merger is submitted for a vote of the shareholders of the Company, (a) I may be deemed to be an affiliate of the Company and (b) the distribution by me of the Holdings Shares has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Holdings Shares issued to me in the Image Merger unless (i) such sale, transfer or other disposition is made in conformity with Rule 145 promulgated by the Commission under the Act, (ii) such sale, transfer or other disposition has been registered under the Act or (iii) in the opinion of counsel reasonably acceptable to Holdings, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

1

D.  [I understand that Holdings is under no obligation to register the sale, transfer or other disposition of the Holdings Shares by me or on my behalf under the Act or, except as provided in paragraph 2(A) below, to take any other action necessary in order to make compliance with an exemption from such registration available.] (1)

E.  I understand that there will be placed on the certificates for the Holdings Shares issued to me, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED ____, 2012 BETWEEN THE REGISTERED HOLDER HEREOF AND RLJ ENTERTAINMENT, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF RLJ ENTERTAINMENT, INC.”

F.  I understand that unless a sale or transfer is made in conformity with the provisions of Rule 145, or pursuant to a registration statement, Holdings reserves the right to put the following legend on the certificates issued to my transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.

G.  Execution of this letter should not be considered an admission on my part that I am an “affiliate” of the Company as described in the first paragraph of this letter, nor as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

2.  By Holdings’ acceptance of this letter, Holdings hereby agrees with me as follows:

A.  For so long as and to the extent necessary to permit me to sell the Holdings Shares pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, Holdings shall (a) use its reasonable efforts to (i) file, on a timely basis, all reports and data required to be filed with the Commission by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) furnish to me upon request a written statement as to whether Holdings has complied with such reporting requirements during the 12 months preceding any proposed sale of the Holdings Shares by me under Rule 145, and (b) otherwise use its reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144. Holdings hereby represents to me that RLJ has filed all reports required to be filed with the Commission under Section 13 of the Exchange Act during the preceding 12 months.

(1)	Note to draft: To be deleted if the Image stockholder signing this letter is receiving registration rights pursuant to the Preferred Stock Purchase Agreement.

2

B.  It is understood and agreed that certificates with the legends set forth in paragraphs 1(E) and l(F) above will be substituted by delivery of certificates without such legends if (i) Holdings has complied with the provisions of Rule 145(d)(1), and (ii) (a) at least six months shall have elapsed from the date the undersigned acquired the Holdings Shares received in the Image Merger and the provisions of Rule 145(d)(2)(ii) are then available to the undersigned, (b) one year shall have elapsed from the date the undersigned acquired the Holdings Shares received in the Image Merger and the provisions of Rule 145(d)(iii) are then applicable to the undersigned, or (c) Holdings has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Holdings, or a “no action” letter obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

Very truly yours,
Name:

Agreed and accepted this ___ day of _________, 2012, by
RLJ ENTERTAINMENT, INC.
By: Name: Title:

3

EXHIBIT D

Stock Contribution

Contributing Party	Contributed Shares
JH Partners Evergreen Fund, LP	16,586,874
JH Investment Partners III, LP	1,978,004
JH Investment Partners GP Fund III, LLC	907,247
Producers Sales Organization	841,466
John W. Hyde	4,172,038
David B. Boris	397,838
R. Michael Powell	178,922
Jonathan Meyers	30,461
Taylor Rettig	30,086
Theodore S. Green	5,770,900
John P. Avagliano	2,704,544
Marshall A. Heinberg	251,405
Mary J. George	251,405
Bill Bromiley	417,093
Raymond Gagnon	883,694
TOTAL	35,401,977

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ANNEX B

EXECUTION COPY

PREFERRED STOCK PURCHASE AGREEMENT

among

RLJ ACQUISITION INC.

and

THE HOLDERS OF PREFERRED STOCK OF IMAGE ENTERTAINMENT, INC.

Dated as of April 2, 2012

i

EXHIBITS

Exhibit A	Form of Unsecured Subordinated Promissory Note

SCHEDULES

Schedule A	List of Sellers and Shares of Preferred Stock
Schedule B	Determination of Cash and Promissory Note Amounts

ii

PREFERRED STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of April 2, 2012, among RLJ Acquisition, Inc. a Nevada corporation (the “Purchaser”), and the holders of Preferred Stock of Image Entertainment, Inc. listed in Schedule A hereto (each a “Seller” and, collectively, the “Sellers”).

WHEREAS, the Sellers own all of the issued and outstanding shares of Series B Cumulative Preferred Stock, $0.0001 par value per share (the “Preferred Stock”), of Image Entertainment, Inc., a Delaware corporation (the “Company”), with the number of shares of Preferred Stock owned by each Seller (the “Shares”) set forth opposite such Seller’s name on Schedule A; and

WHEREAS, each of the Sellers wishes to sell to the Purchaser, and the Purchaser wishes to purchase from each of the Sellers, all of the Shares, all upon the terms and subject to the conditions set forth herein.

WHEREAS, for federal income tax purposes, the transactions contemplated by this Agreement, together with the transactions contemplated by the Merger Agreement, are intended to qualify as an integrated exchange governed by the provisions of Section 351 of the United States Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Sellers and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01.  Certain Defined Terms.  For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien, violation, charge, lease, license, encumbrance, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Government Lists” means: (a) the two lists maintained by the United States Department of Commerce (Denied Persons and Entities); (b) the list maintained by the United States Department of Treasury (Specially Designated National and Blocked Persons); (c) the two lists maintained by the United States Department of State (Terrorist Organizations and Debarred Parties); and (d) any other lists of terrorists, terrorist organizations or narcotics traffickers maintained pursuant to any of the rules and regulations of the Office of Foreign Assets Control, the U.S. Department of the Treasury, or by any other Governmental Authority.

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Sellers pursuant to Section 7.02 and the Purchaser pursuant to Section 7.03, as the case may be.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Merger Agreement” means the Agreement and Plan of Merger, dated as of April 2, 2012, between the Purchaser and the Company.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Promissory Note” means an unsecured subordinated promissory note of RLJ Entertainment, Inc. substantially in the form of Exhibit A.

“Purchase Price Bank Accounts” means bank accounts in the United States to be designated by each of the Sellers in a written notice to the Purchaser at least five Business Days before the Closing.

“Purchaser Trust Agreement” means the Investment Management Trust Agreement between Parent and Continental Stock Transfer & Trust Company, dated as of February 22, 2011.

“Securities Act” means the Securities Act of 1933, as amended.

SECTION 1.02.  Definitions.  The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
“Agreement”	Preamble
“Closing”	2.03
“Code”	Recitals
“Company”	Recitals
“Loss”	7.02
“Preferred Stock”	Recitals
“Purchaser”	Preamble
“Purchase Price”	2.02
“Purchaser Indemnified Party”	7.02
“Registered Sellers”	5.07
“Registration Rights Agreement”	6.01
“Seller”	Preamble
“Seller Indemnified Party”	7.03
“Shares”	Recitals
“Trust Fund”	4.04

SECTION 1.03.  Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)  when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)  the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)  whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)  the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)  all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f)  the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g)  references to a Person are also to its successors and permitted assigns; and

(h)  the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01.  Purchase and Sale of the Shares.  Upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell to the Purchaser the Shares set forth opposite such Seller’s name on Schedule A, and the Purchaser shall purchase all of the Shares from the Sellers. The acquisition by the Purchaser of the Shares shall also include the acquisition of the right to receive all accrued and unpaid dividends on the Shares.

SECTION 2.02.  Purchase Price.  The aggregate purchase price for all of the Shares shall be $22,600,000 (the “Purchase Price”). The Sellers specified on Schedule A with an “*” next to their names shall receive an aggregate of $600,000 in cash for their Shares, to be allocated among such Sellers pro rata based upon the number of Shares sold by each such Seller. The remaining $22,000,000 of the Purchase Price shall be payable in cash and Promissory Notes to those Sellers listed on Schedule A that do not have an “*” next to their names, and the amount of cash and aggregate principal amount of Promissory Notes shall be determined in accordance with Schedule B. Such remaining amount of the Purchase Price shall be allocated among such Sellers pro rata based upon the number of Shares being sold by each such Seller. Not less than three (3) Business Days prior to Closing, the Purchaser shall deliver to such Sellers written notice specifying the amount of cash and the principal amount of the Promissory Notes which shall be payable at Closing and showing the calculation thereof pursuant to Schedule B.

SECTION 2.03.  Closing.  Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, substantially simultaneously with, but immediately prior to, the consummation of the transactions contemplated by the Merger Agreement or at such other place or at such other time or on such other date as the Sellers and the Purchaser may mutually agree upon in writing.

SECTION 2.04.  Closing Deliveries by the Seller.  At the Closing, each Seller shall deliver or cause to be delivered to the Purchaser:

(a)  stock certificates evidencing the Shares being sold by such Seller, duly endorsed in blank, or accompanied by stock powers duly executed in blank and with all required stock transfer tax stamps affixed; and

(b)  a receipt for the Purchase Price received by such Seller.

SECTION 2.05.  Closing Deliveries by the Purchaser.  At the Closing, the Purchaser shall deliver to the Sellers:

(a)  the cash portion of Purchase Price by wire transfer in immediately available funds to the Purchase Price Bank Accounts; and

(b)  if applicable, duly executed Promissory Notes to the order of each Seller receiving Promissory Notes in connection with the transactions contemplated hereby in principal amount equal to the portion of the Purchase Price payable in Promissory Notes.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF EACH OF THE SELLERS

Each Seller, as to itself only, hereby represents and warrants to the Purchaser as follows:

SECTION 3.01.  Organization, Authority and Qualification of the Seller.  (a) To the extent the Seller is a corporation or other organization, the Seller is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. To the extent the Seller is a corporation or other organization, the Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. To the extent the Seller is a corporation or other organization, the execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Seller.

(b)  This Agreement has been duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by other parties hereto) this Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

SECTION 3.02.  Ownership of Shares.  The Shares being sold by the Seller have been validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive rights There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Shares or obligating the Seller sell or otherwise Encumber any shares of Preferred Stock. The Shares listed opposite the Seller’s name on Schedule A constitute all of the shares of Preferred Stock owned, beneficially and of record, by the Seller. The Seller holds good, valid and marketable title to all of such Shares, free and clear of all Encumbrances.

SECTION 3.03.  No Conflict.  The execution, delivery and performance of this Agreement by the Seller do not and will not (a) to the extent the Seller is a corporation or other organization, violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of the Seller, (b) conflict with or violate any Law or Governmental Order applicable to the Seller or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Seller is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

SECTION 3.04.  Governmental Consents and Approvals.  The execution, delivery and performance of this Agreement by the Seller do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Seller of the transactions contemplated by this Agreement.

SECTION 3.05.  Litigation.  As of the date hereof there is no Action by or against the Seller pending, or to the knowledge of the Seller threatened, that would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

SECTION 3.06.  Investment and Governmental Compliance Representations.  If the Seller is receiving Promissory Notes from the Company in connection with the transactions contemplated by this Agreement:

(a)  The Seller is acquiring its Promissory Note for the Seller’s own account for investment purposes only and not with a view to or for the resale, distribution, subdivision or fractionalization thereof. The Seller understands that (i) the Promissory Notes have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent expressed herein and (ii) the Promissory Notes will bear a legend to such effect.

(b)  By reason of its business or financial experience, the Seller has the capacity to protect its own interest in connection with the transactions contemplated hereby, is able to evaluate and bear the risks of an investment in the Purchaser, and time can afford a complete loss of such investment.

(c)  The Seller is aware of the Purchaser’s business affairs and financial condition and has acquired sufficient information about the Purchaser and the transactions contemplated by the Merger Agreement to reach an informed and knowledgeable decision to acquire an interest in the Purchaser. During the negotiation of the transactions contemplated hereby, the Seller and its representatives have been afforded full and free access to corporate books, financial statements, records, contracts, documents, and other information concerning the Purchaser and the transactions contemplated by the Merger Agreement, have been afforded an opportunity to ask such questions of the Purchaser’s officers and employees concerning the Company’s business, operations, financial condition, assets, liabilities and other relevant matters and they have deemed necessary or desirable, and have been given all such information as has been requested, in order to evaluate the merits and risks of the investment contemplated herein.

(d)  The Seller acknowledges that the Promissory Notes have not been registered under the Securities Act, or any state securities laws, inasmuch as they are being acquired in a transaction not involving a public offering and, under such laws and subject to the transfer restrictions set forth herein, may not be resold or transferred by the Seller without appropriate registration or the availability of an exemption from such requirements. In this connection, the Seller represents that it is familiar with Securities and Exchange Commission Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(e)  The Seller is subject to the Laws of the United States of America and is in full compliance with all Laws relating to bribery, corruption, fraud, money laundering, the Foreign Corrupt Practices Act and the Patriot Act.

(f)  No individual who owns, controls, or has the power to vote more than five percent (5%) of the equity interests of the Seller, or otherwise controls or has the power to control the Seller appears on any Government Lists, (ii) none of the Seller’s officers, directors, partners or managers appears on any Government Lists, and (iii) the Seller does not transact business on behalf of, or for the direct or indirect benefit of, any Person named on any Government Lists.

(g)  No Affiliate of the Seller is named on any Government Lists.

(h)  The Seller is an “Accredited Investor” as such term is defined in Regulation D promulgated under the Securities Act.

SECTION 3.07.  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers as follows:

SECTION 4.01.  Organization and Authority of the Purchaser.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Sellers) this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

SECTION 4.02.  No Conflict.  Assuming compliance with the premerger notification and waiting period requirements of the HSR Act, if any, the execution, delivery and performance by the Purchaser of this Agreement do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or its respective assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

SECTION 4.03.  Governmental Consents and Approvals.  The execution, delivery and performance by the Purchaser of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) the premerger notification and waiting period requirements of the HSR Act or (b) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement.

SECTION 4.04.  Purchaser Trust Fund.  Provided the conditions to the obligation to consummate the transactions contemplated by this Agreement and by the Merger Agreement and the related transactions contemplated hereby and thereby are satisfied or waived as provided in this Agreement or in the Merger Agreement, the Purchaser Trust Agreement provides that the trust monies shall be released to and available for use by the Purchaser effective as of the Image Entertainment Effective Time (as defined in the Merger Agreement). As of the date hereof, the Purchaser has no knowledge of any claim, circumstance or event that is reasonably likely to restrict or otherwise impair the release of such monies other than: (a) claims of the Purchaser’s underwriters with respect to its initial public offering for deferred compensation; (b) claims for accounting fees related to the transactions contemplated by this Agreement and the Merger Agreement; (c) claims of stockholders of the Purchaser who properly effect redemption of their shares for a portion of the monies held in the trust account (the “Trust Fund”) established pursuant to the Purchaser Trust Agreement; and (d) claims for advisory and related fees by mergers and acquisition advisors currently retained by the Purchaser or who may be retained by the Purchaser prior to the stockholders meeting of the Purchaser called to approve the transactions contemplated by the Merger Agreement.

SECTION 4.05.  Litigation.  As of the date hereof, no Action by or against the Purchaser is pending, or to the knowledge of the Purchaser threatened, which would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.06.  Brokers.  Except for Lazard Middle Market LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01.  No Sale or Transfer of Preferred Stock.  Each Seller covenants and agrees that, between the date hereof and the Closing, such Seller shall not sell, assign, transfer, convey, dispose of or otherwise subject to an Encumbrance any Shares. In addition, each Seller covenants and agrees that, except with the prior written consent of the Purchaser, such Seller shall not purchase or otherwise acquire any shares of Preferred Stock.

SECTION 5.02.  Notifications.  Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VI of this Agreement becoming incapable of being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.02 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 5.03.  Further Action.  The parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

SECTION 5.04.  Claims Against the Trust Fund.  (a) Each Seller understands that, except for a portion of the interest earned on the amounts held in the Trust Fund, the Purchaser may disburse monies from the Trust Fund only: (i) to its public stockholders who exercise their redemption rights or in the event of the dissolution and liquidation of the Purchaser, (ii) to the Purchaser (less the Purchaser’s deferred underwriting compensation only) after the Purchaser consummates a business combination (as described in the Prospectus of the Purchaser) or (iii) as consideration to the sellers of a target business with which the Purchaser completes a business combination.

(b)  Each Seller agrees that, notwithstanding any other provision contained in this Agreement, such Seller does not now have, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Seller on the one hand, and the Purchaser on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 5.04(b) as the “Claims”). Notwithstanding any other provision contained in this Agreement, each Seller hereby irrevocably waives any Claim it may have, now or in the future (in each case, however, prior to the consummation of a business combination), and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof. In the event that such Seller commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Purchaser, which proceeding seeks, in whole or in part, relief against the Trust Fund or the public stockholders of the Purchaser, whether in the form of money damages or injunctive relief, the Purchaser shall be entitled to recover from such Seller the associated legal fees and costs in connection with any such action, in the event the Purchaser prevails in such action or proceeding.

SECTION 5.05.  Merger Agreement.  The Purchaser shall not waive Section 7.02(l) of the Merger Agreement without the prior written consent of the Sellers holding at least seventy percent (70%) of the issued and outstanding shares of Preferred Stock, which consent shall not be unreasonably withheld, conditioned or delayed.

SECTION 5.06.  Waiver of Dividends; Acknowledgment of Cancellation.  Each Seller acknowledges and agrees that any accrued unpaid dividends on the issued and outstanding shares of the Preferred Stock, whether or not declared, as of the Closing are hereby waived, and that no such dividends shall be paid. Each of Purchaser and each Seller further acknowledges and agrees that upon completion of the transactions contemplated by this Agreement, the Preferred Stock will be cancelled and cease to be outstanding.

SECTION 5.07.  Registration Rights.  Purchaser and the Sellers hereby acknowledge and agree that the Sellers identified as Registered Sellers on Schedule A hereto (the “Registered Sellers”) shall be entitled to demand registration on Form S-3 of the Holdings Common Stock received by such Sellers in the Image Merger (as such terms are defined in the Merger Agreement). Such registration rights shall be available to the Registered Sellers no more than two times commencing nine months after the Closing and otherwise pursuant to the terms of a registration rights agreement to be entered into by Purchaser and the Registered Sellers at Closing; provided that Holdings (as such term is defined in the Merger Agreement) shall be obligated to file a Form S-3 registration statement with the Securities and Exchange Commission in connection with a demand by the Registered Sellers only if Holdings shall be eligible to use Form S-3 at such time.

SECTION 5.08.  Integrated Exchange.  (a) The transactions contemplated by this Agreement, together with the transactions contemplated by the Merger Agreement, are intended to be treated as an integrated exchange governed by the provisions of Section 351 of the Code. From and after the date of this Agreement and until the later of the Image Effective Time or the RLJ Effective Time (each as defined in the Merger Agreement), each party hereto shall use its reasonable efforts to cause the transactions contemplated by this Agreement, together with the transactions contemplated by the Merger Agreement, to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the transactions contemplated by this Agreement, together with the transactions contemplated by the Merger Agreement, from qualifying, as an integrated exchange governed by the provisions of Section 351 of the Code.

ARTICLE VI

CONDITIONS TO CLOSING

SECTION 6.01.  Conditions to Obligations of the Sellers.  The obligations of each of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)  Representations, Warranties and Covenants.  (i) the representations and warranties of the Purchaser contained in this Agreement (A) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” shall be true and correct as of the Closing, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects; and

(b)  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.

(c)  Registration Rights Agreement.  The Registered Sellers shall have received a registration rights agreement in a form mutually agreed to by the Registered Sellers and Purchaser (the “Registration Rights Agreement”), duly executed by Purchaser.

SECTION 6.02.  Conditions to Obligations of the Purchaser.  The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)  Representations, Warranties and Covenants.  (i) The representations and warranties of each of the Sellers contained in this Agreement (A) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” shall be true and correct as of the Closing, other than such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Seller at or before the Closing shall have been complied with in all material respects;

(b)  Governmental Approvals.  Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Shares contemplated by this Agreement shall have expired or shall have been terminated;

(c)  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions; and

(d)  Merger Agreement.  The Merger Agreement shall not have been terminated and all conditions to the consummation of the transactions contemplated by the Merger Agreement (other than the consummation of the transactions contemplated by this Agreement) shall have been satisfied (or to the extent legally permissible, waived) in accordance with the Merger Agreement, all on terms reasonably satisfactory to the Purchaser.

(e)  Registration Rights Agreement.  Purchaser shall have received the Registration Rights Agreement, duly executed by each Registered Seller.

ARTICLE VII

INDEMNIFICATION

SECTION 7.01.  Survival of Representations and Warranties.  The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing indefinitely. All covenants and agreements contained herein shall remain in full force and effect for a period of 12 months following the Closing, except for those covenants and agreements that by their terms are to be performed in whole or in part after the Closing, which shall remain in full force and effect for a period of 12 months following the date by which such covenant or agreement is required to be performed; provided, however, that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 7.01 shall survive until such claim is finally and fully resolved.

SECTION 7.02.  Indemnification by the Sellers.  The Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) shall be indemnified and held harmless by each Seller (severally with respect to such Seller) for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (hereinafter, a “Loss”), arising out of or resulting from: (i) the breach of any representation or warranty made by such Seller contained in this Agreement or (ii) the breach of any covenant or agreement by such Seller contained in this Agreement.

SECTION 7.03.  Indemnification by the Purchaser.  The Sellers and their Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser for and against any and all Losses, arising out of or resulting from: (i) the breach of any representation or warranty made by the Purchaser contained in this Agreement or (ii) the breach of any covenant or agreement by the Purchaser contained in this Agreement.

SECTION 7.04.  Limits on Indemnification.  Notwithstanding anything to the contrary contained in this Agreement, no Seller Indemnifying Party shall be liable for any claim for indemnification pursuant to Section 7.02 for an amount in excess of the Purchase Price received by such Seller and no Purchaser Indemnifying Party shall be liable to any Seller for any claim for indemnification pursuant to Section 7.03 for amount in excess of the Purchase Price paid to such Seller.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01.  Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)  by either the Sellers or the Purchaser if the Closing shall not have occurred by November 22, 2012;

(b)  by either the Purchaser or the Sellers in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable;

(c)  by the Purchaser or Sellers if the Merger Agreement shall have been terminated for any reason;

(d)  by the Sellers if the Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VI, which breach cannot be or has not been cured within 30 days after the giving of written notice by the Seller to the Purchaser specifying such breach;

(e)  by the Purchaser if any of the Sellers shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VI, which breach cannot be or has not been cured within 30 days after the giving of written notice by the Purchaser to the Seller specifying such breach; or

(f)  by the mutual written consent of the Sellers and the Purchaser.

SECTION 8.02.  Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Article IX and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement occurring prior to such termination.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01.  Expenses.  Except as otherwise specified in this Agreement, all costs and expenses, including, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 9.02.  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)  if to the Purchaser:

RLJ Acquisition, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, Maryland 20814
Telecopy: (301) 280-7747
Telephone: (301) 280-7737
Attention: H. Van Sinclair

with a copy to:

Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
Telecopy: (212) 801-6400
Telephone: (212) 801-9200
Attention: Alan I. Annex, Esq.

(b)  if to a Seller, at the addressed specified for notices under such Seller’s signature block.

SECTION 9.03.  Public Announcements.  No Seller shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the Purchaser unless otherwise required by Law. The Purchaser shall be entitled to make such press releases, public announcements or other communications regarding this Agreement and the transactions contemplated hereby in coordination with all public announcements, press releases or other communications made in connection with the Merger Agreement and the transactions contemplated thereby.

SECTION 9.04.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05.  Entire Agreement.  This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

SECTION 9.06.  Assignment.  This Agreement may not be assigned by operation of law or otherwise by any Seller without the express written of the Purchaser or by the Purchaser without the express written consent of the Sellers, except that the Purchaser may assign all or any of its rights and obligations to an Affiliate of the Purchaser; provided, that no such assignment shall relieve the Purchaser of its obligations hereunder if such assignee does not perform such obligations.

SECTION 9.07.  Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser or (b) by a waiver in accordance with Section 9.08.

SECTION 9.08.  Waiver.  The Sellers, on the one hand, and the Purchaser, on the other may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 9.09.  No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article VII relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 9.10.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

SECTION 9.11.  Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto hereby (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.11.

SECTION 9.12.  Counterparts.  This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Sellers and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PURCHASER:
RLJ ACQUISITION, INC.
By: /s/ H. Van Sinclair Name: H. Van Sinclair Title: Chief Executive Officer

[Signatures continue on next page]

[Signature Page to Preferred Stock Purchase Agreement]

SELLERS:
JH PARTNERS EVERGREEN FUND, L.P.
By: JH Evergreen Management, LLC Its: General Partner
By: /s/ R. Todd Forrest Name: R. Todd Forrest Title: Chief Financial Officer
c/o JH Partners, LLC 451 Jackson Street San Francisco, CA 94111 Telephone: (415) 364-0300 Facsimile: (415) 364-0333
JH INVESTMENT PARTNERS III, L.P.
By: JH Evergreen Management, LLC Its: General Partner
By: /s/ R. Todd Forrest Name: R. Todd Forrest Title: Chief Financial Officer
c/o JH Partners, LLC 451 Jackson Street San Francisco, CA 94111 Telephone: (415) 364-0300 Facsimile: (415) 364-0333
JH INVESTMENT PARTNERS GP FUND III, LLC
By: JH Evergreen Management, LLC Its: Manager
By: /s/ R. Todd Forrest Name: R. Todd Forrest Title: Chief Financial Officer
c/o JH Partners, LLC 451 Jackson Street San Francisco, CA 94111 Telephone: (415) 364-0300 Facsimile: (415) 364-0333

[Signature Page to Preferred Stock Purchase Agreement]

JOHN AVAGLIANO
/s/ John Avagliano John Avagliano
Address: 656 Daniel Court Wyckoff, NJ 07481 Facsimile:
RAYMOND GAGNON
/s/ Raymond Gagnon Raymond Gagnon
Address: 27 Gilmore Road North Easton, MA 02356 Facsimile:
PRODUCERS SALES ORGANIZATION
By: /s/ John W. Hyde Name: John W. Hyde Title: President
Address: 46216 Dry Creek Drive Badger, CA 93603 Facsimile:
DAVID B. BORIS
/s/ David B. Boris David B. Boris
Address: 90 East End Avenue New York, NJ 10028 Facsimile:
R. MICHAEL POWELL
/s/ R. Michael Powell R. Michael Powell
Address: 29 Guinea Road Greenwich, CT 06830 Facsimile:

[Signature Page to Preferred Stock Purchase Agreement]

JONATHAN MEYERS
/s/ Jonathan Meyers Jonathan Meyers
Address: 315 East 69th Street New York, NY 10021 Facsimile:
THEODORE S. GREEN
/s/ Theodore S. Green Theodore S. Green
Address: 307 East 87th Street New York, NY 10128 Facsimile:
TAYLOR RETTIG
/s/ Taylor Rettig Taylor Rettig
Address: c/o JH Partners, LLC 451 Jackson Street San Francisco, CA 94111 Telephone: (415) 364-0300 Facsimile: (415) 364-0333

[Signature Page to Preferred Stock Purchase Agreement]

SCHEDULE A

SELLERS AND PREFERRED STOCK

Name of Seller	Number of Shares of Preferred Stock	Registered Seller
JH Partners Evergreen Fund, LP	16,753.3880	Yes
JH Investment Partners III, LP	1,998.3240	Yes
JH Investment Partners GP Fund III, LLC	918.2880	Yes
John Avagliano	400.0000	No
Raymond Gagnon	50.0000	No
Producers Sales Organization	850.0000	No
David B. Boris*	392.0000	No
R. Michael Powell*	179.0000	No
Jonathan Meyers*	29.0000	No
Theodore S. Green	1,000.0000	No
Taylor Rettig	30.0000	No

*	Indicates a Seller that is receiving only cash (and not Promissory Notes).

Schedule A-1

SCHEDULE B

DETERMINATION OF CASH AND PRINCIPAL AMOUNT OF PROMISSORY NOTES

The $22,000,000 of Purchase Price to those Sellers specified on Schedule A without an “*” next to their names shall consist of $7,200,000 in cash (the “Cash Portion”) and $14,800,000 in principal amount of Promissory Notes (the “Notes Portion”); provided that (i) the Cash Portion shall be increased, and the Notes Portion decreased, by an amount equal to any additional vendor financing delivered into the transactions contemplated by the Merger Agreement at Closing; and (ii) if immediately prior to Closing, after giving effect to any redemptions or capital related transactions as may be necessary in order to consummate the transactions contemplated by the Merger Agreement, the Purchaser has greater than $92 million in cash (excluding (a) any amounts drawn under the SunTrust or senior line and (b) any cash held by the Purchaser outside of the Trust Fund immediately prior to Closing) (the “Cash Amount”), then the Cash Portion shall be increased, dollar for dollar, in an amount equal to 50% of the difference between the actual amount of cash (excluding (a) any amounts drawn under the SunTrust or other senior line and (b) any cash held by the Purchaser outside of the Trust Fund immediately prior to Closing) and the Cash Amount; provided further, that the Cash Portion shall not be more than $22,000,000 under any circumstances. The Notes Portion shall be reduced, dollar for dollar, by an amount equal to any increase in the Cash Portion.

Notwithstanding the results of the foregoing formulas, the Purchaser shall have the right, in its sole discretion, to increase the calculated Cash Portion (with a dollar for dollar reduction in the Notes Portion) by any amounts.

Schedule B-1

EXHIBIT A

FORM OF UNSECURED SUBORDINATED PROMISSORY NOTE

THE ISSUANCE AND SALE OF THIS PROMISSORY NOTE AND ANY SHARES ISSUABLE HEREUNDER HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THIS PROMISSORY NOTE MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (i) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THIS PROMISSORY NOTE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM GENERALLY ACCEPTABLE TO LEGAL COUNSEL FOR THE BORROWER NAMED BELOW, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (ii) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. IN ADDITION, THIS PROMISSORY NOTE MAY NOT BE NEGOTIATED, ASSIGNED OR TRANSFERRED WITHOUT THE PRIOR WRITTEN CONSENT OF THE BORROWER.

ALL INDEBTEDNESS, LIABILITIES, AND OTHER OBLIGATIONS EVIDENCED BY THIS PROMISSORY NOTE ARE SUBORDINATED TO THE PRIOR PAYMENT IN FULL OF “SENIOR DEBT” (AS DEFINED IN THAT CERTAIN DEBT SUBORDINATION AGREEMENT DATED AS OF THE DATE HEREOF (AS AMENDED, RESTATED, SUPPLEMENTED, OR OTHERWISE MODIFIED FROM TIME TO TIME, THE “SUBORDINATION AGREEMENT”) BY AND AMONG THE BORROWER, THE HOLDER AND SUNTRUST BANK, AS ADMINISTRATIVE AGENT) PURSUANT TO, AND TO THE EXTENT PROVIDED IN, THE SUBORDINATION AGREEMENT, THE TERMS AND PROVISIONS OF WHICH ARE INCORPORATED HEREIN AND BY THIS REFERENCE MADE A PART HEREOF. THE SUBORDINATION AGREEMENT SHALL BE BINDING ON THE HOLDER’S SUCCESSORS AND ASSIGNS. THIS PROMISSORY NOTE MAY NOT BE MODIFIED, AMENDED, RESTATED, RENEWED, SUPPLEMENTED, EXTENDED, OR OTHERWISE ALTERED IN ANY MANNER EXCEPT IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE SUBORDINATION AGREEMENT.

Principal Amount:       $ [__]
Issuance Date:         [__], 2012

UNSECURED SUBORDINATED PROMISSORY NOTE

FOR VALUE RECEIVED, _______________ [NAME OF PUBLIC COMPANY PARENT], a Nevada corporation (the “Borrower”), hereby promises to pay to [________________] (the “Holder”) the aggregate principal amount of [_____________________] ($[_______]) (the “Principal Amount”), payable on the first to occur of the date (the “Maturity Date”) that is (i) six years from the Issuance Date set forth above (the “Issuance Date”) and (ii) one year from the original stated maturity date set forth in that certain [CREDIT AGREEMENT], dated as of [__________], 2012, by and between the Borrower, the other borrowers and guarantors party thereto, the Lenders party thereto and SunTrust Bank as Administrative Agent (the loans, indebtedness and other obligations thereunder from time to time being hereafter collectively referred to as the “SunTrust Loan”, which term includes any refinancings, renewals or replacements of the foregoing (including, without limitation, any refinancings, renewals or replacements provided by different lenders or a different administrative agent)), and to pay interest (“Interest”) on any outstanding Principal Amount at the rate of twelve percent (12%) per annum (the “Interest Rate”) from the Issuance Date in accordance with the terms hereof; provided, however, that during the continuance of any Event of Default under Section 3.1 below, the Interest Rate applicable hereunder shall be increased to fourteen percent (14%) per annum. For avoidance of doubt, the Maturity Date shall not be extended solely by reason of any extension, replacement, renewal or refinancing of the SunTrust Loan.

Exhibit A-1

This Unsecured Subordinated Promissory Note (this “Note”) is one of a series of notes (the “Notes”) issued pursuant to the terms of that certain Preferred Stock Purchase Agreement dated as of [________], 2012 (the “Purchase Agreement”) by and among the Borrower, the initial Holder and certain other investors signatory thereto (including the initial Holder). Unless otherwise separately defined herein, all capitalized terms used in this Note shall have the respective meanings ascribed thereto in the Purchase Agreement. The following terms shall, wherever used in this Note, have the following meanings:

“Change of Control” shall mean [to be defined]. [TO BE CONFORMED TO SUNTRUST DEFINITION]

“EBITDA” shall mean, for the subject period, for the Borrower and its Subsidiaries on a consolidated basis, the sum of (a) Net Income (excluding extraordinary gains and losses), plus (b) Interest Expense deducted in the calculation of such Net Income, plus (c) all charges against such Net Income for federal, state and local taxes actually paid, plus (d) depreciation and amortization expenses (other than production amortization) deducted in the calculation of such Net Income, plus (e) up to [$2,000,000] per annum for any non-cash expense deducted in the calculation of such Net Income with respect to the issuance of stock options to existing or new employees, plus (f) the amount of any and all transaction fees and other expenses deducted in the calculation of such Net Income in respect of the negotiation and documentation of the SunTrust Loan, the Purchase Agreement and the transactions contemplated thereby, up to a maximum of $3,100,000 in the aggregate, plus (g) any other add-backs included in the calculation of EBITDA for purposes of the SunTrust Loan. [TO BE CONFORMED TO SUNTRUST DEFINITION]

“Excess Cash Flow” shall mean, for each fiscal year of the Borrower, an amount equal to (a) Net Income for such fiscal year, plus (b) any Interest Expense deducted in the calculation of such Net Income to the extent paid other than in cash, plus (c) all depreciation and amortization expenses (other than production amortization) deducted in the calculation of such Net Income, plus (d) up to [$2,000,000] per annum for any non-cash expenses deducted in the calculation of such Net Income with respect to the issuance of stock options to existing or new employees, minus (e) all principal payments or repurchases paid or required to be paid in cash (other than payments under a revolving credit facility to the extent there is not an equivalent permanent reduction in commitments thereunder) during such fiscal year in respect of Indebtedness, capitalized leases and/or purchase money debt of the Borrower and its Subsidiaries, except to the extent paid out of the proceeds of refinancing of such obligations, minus (f) all capital expenditures and other capitalized costs of the Borrower and its Subsidiaries during such fiscal year to the extent paid in cash (other than cash proceeds of Indebtedness incurred for the financing thereof), minus (g) all net proceeds of insurance, condemnation and other such recoveries received in such fiscal year but not yet required to be applied as a mandatory prepayment of Indebtedness, minus (h) all amounts included in such Net Income with respect to the net income of any foreign Subsidiaries except to the extent of cash dividends or distributions paid by such foreign Subsidiary to the Borrower or any of its domestic Subsidiaries during the subject fiscal year. [TO BE CONFORMED TO SUNTRUST DEFINITION]

“GAAP” shall mean generally accepted accounting principles in the United States of America, consistently applied, unless the context otherwise requires, with respect to any financial terms contained herein, as then in effect with respect to the preparation of financial statements.

“Holder’s Allocable Share” shall mean, on each Interest Date, a fraction, the numerator of which shall be the outstanding Principal Amount of this Note, and the denominator of which shall be the aggregate outstanding Principal Amounts of all of the Notes.

“Indebtedness” shall mean (without duplication), with respect to the Borrower and its Subsidiaries on a consolidated basis, (a) all obligations or liabilities, contingent or otherwise, for borrowed money, (b) any and all obligations represented by promissory notes, bonds, debentures or the like, or on which interest charges are customarily paid, (c) any obligations (contingent or otherwise) as an account party or applicant in respect of letters of credit and/or bankers’ acceptances, and (d) guarantees, endorsements (other than for collection in the ordinary course of business) and other contingent obligations in respect of indebtedness of others; provided, that Indebtedness shall not include capitalized lease obligations or purchase money debt.

Exhibit A-2

“Interest Expense” shall mean, for the relevant period, interest expense (as determined in accordance with GAAP) and fees with respect to Indebtedness of the Borrower and its Subsidiaries.

“Leverage Ratio” shall mean, as of any measurement date, the ratio of (a) the outstanding principal balance of all Indebtedness as of such measurement date, to (b) EBITDA for the twelve (12) months most recently ended as of such measurement date; provided, however, that if, within such twelve (12) month period, the Borrower or any Subsidiary consummated a business acquisition and in connection therewith incurred or assumed any Indebtedness, then the Borrower shall, for purposes of calculating the Leverage Ratio, be permitted to add to EBITDA an amount not exceeding the EBITDA of the acquired business for the twelve (12) calendar months immediately prior to the acquisition of such business (appropriately prorated to the extent that one or more months of operations of the acquired business are already reflected or included in the base EBITDA of the Borrower).

“Market Price” shall mean the volume-weighted average closing price of the common stock of the Borrower on the principal securities exchange on which such shares are traded or listed for the twenty (20) consecutive trading days ended on the subject calculation date.

“Net Income” shall mean the consolidated net income (or loss) of the Borrower and its Subsidiaries for the period in question, after giving effect to deduction of or provision for all operating expenses, all taxes and reserves (including reserves for deferred taxes) and all other proper deductions, all determined in accordance with GAAP.

“Requisite Holders” shall mean the record holders of Notes (including Interest Notes) constituting a majority of the outstanding principal amount of all Notes (including Interest Notes).

“Residual Excess Cash Flow” shall mean (a) Excess Cash Flow for any fiscal year of the Borrower (as determined by delivery of the Borrower’s audited year-end financial statements for such fiscal year), minus (b) the applicable Excess Cash Flow mandatory prepayment [(not to exceed 75% of Excess Cash Flow)] required pursuant to the terms of the SunTrust Loan based upon such Excess Cash Flow.

“Subsidiary” or “Subsidiaries” shall mean the individual or collective reference to any corporation, limited liability company, partnership or other entity of which (a) 50% or more of the outstanding shares of stock or other equity interests of each class having ordinary voting power and/or rights to profits (other than stock having such power only by reason of the happening of a contingency) is at the time owned by the Borrower, directly or indirectly through one or more Subsidiaries of the Borrower, or (b) the Borrower or any direct or indirect Subsidiary of the Borrower is the general partner.

[NOTE: TO THE EXTENT THAT UNRESTRICTED SUBSIDIARIES (SUCH AS AGATHA CHRISTIE LIMITED) ARE EXCLUDED FROM OR CARVED OUT OF THE DEFINITIONS (SUCH AS EBITDA, EXCESS CASH FLOW, INDEBTEDNESS, INTEREST EXPENSE, NET INCOME AND SUBSIDIARIES) AND FINANCIAL COVENANTS IN THE SUNTRUST CREDIT AGREEMENT, THEY WILL ALSO BE EXCLUDED FROM AND CARVED OUT OF THE CORRESPONDING DEFINITIONS AND COVENANTS IN THIS NOTE.]

Exhibit A-3

ARTICLE I

GENERAL PROVISIONS

1.1  Payments of Principal.  On the Maturity Date, the Borrower shall pay to the Holder an amount in cash representing the outstanding Principal Amount, together with all accrued and unpaid Interest on such Principal Amount. To the extent that less than the entire Principal Amount is paid on or before the Maturity Date, then the proportion of the Principal Amount paid hereunder shall be not less than the proportion of principal paid on the other Notes.

1.2  Interest; Interest Date.

(a)  This Note shall bear Interest at the Interest Rate. Interest on this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year and shall be payable in arrears for each calendar year on [May 15] of the next calendar year and on the Maturity Date (each, an “Interest Date”), with the first Interest Date being [May 15], 2013. Accrued Interest through the close of each calendar year shall be payable on the next Interest Date. On each Interest Date, Interest shall be paid in cash (“Cash Interest”) at the rate of 5.4% per annum and the remainder of the accrued Interest shall be paid in the form of additional Notes (“Interest Notes”) and/or, at the Holder’s option (and provided that the Holder is then an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act of 1933, as amended), in the form of shares of common stock (“Shares”) of the Borrower valued at the Market Price as of the close of the business day immediately before the date of the Borrower’s notice described in the next sentence; provided, that, at the Borrower’s option, the cash portion of accrued Interest payable on any Interest Date following the determination of Excess Cash Flow for any fiscal year of the Borrower may be increased (and the aggregate amount of Interest Notes and Shares shall be decreased dollar-for-dollar) to an aggregate amount equal to the lesser of (i) the Holder’s Allocable Share multiplied by 50% of the Residual Excess Cash Flow for such fiscal year, or (ii) the total accrued Interest hereunder for such fiscal year; and further provided, that the proportion of accrued Interest paid in cash hereunder on any Interest Date shall be not less than the proportion of accrued interest paid in cash on the other Notes. The Borrower shall deliver a written notice to the Holder not less than ten (10) or more than twenty (20) days prior to each Interest Date, stating (A) the amount of Interest that shall be paid as Cash Interest, (B) the amount of Interest that shall be paid either in Interest Notes or in Shares, and (C) the Market Price applicable to any Shares which the Holder may elect to receive in respect of the non-Cash Interest payable on the subject Interest Date. Absent a written direction to the Borrower by the Holder, to the effect that the Holder wishes to receive all or any portion of the non-Cash Interest then payable hereunder in the form of Shares, the Borrower may presume that the Holder wishes to receive Interest Notes in respect of any non-Cash Interest then payable.

(b)  On each Interest Date, the Borrower shall (i) pay to the Holder, in cash by wire transfer of immediately available funds, the amount of the Cash Interest payable on such Interest Date, and (ii) if applicable, issue (or cause to be issued) and deliver, to the address of the Holder set forth in the Purchase Agreement or to such address as specified by the Holder in writing to the Borrower at least two (2) business days prior to the applicable Interest Date, an Interest Note in the name of the Holder, and/or (to the extent validly elected by the Holder) Shares valued at the Market Price, in an aggregate amount (as between such Interest Note and Shares) equal to the amount of non-Cash Interest then payable hereunder.

(c)  To the extent that the Holder shall elect to receive payment of any Interest in the form of Shares, such election shall constitute the Holder’s representation and warranty to the Borrower that the Holder is an “accredited investor” who will be acquiring such Shares for its own account for investment and not with a view to the resale or distribution thereof in violation of any applicable securities laws, and such Holder’s acknowledgment that the Shares will constitute restricted securities under federal and state securities laws which may not be transferred or sold in the absence of an effective registration or an available exemption from registration; and the Holder shall, if so requested by the Borrower, specifically confirm such representations and understandings, and provide to the Borrower the Holder’s current address and taxpayer identification number. Upon issuance hereunder, any and all Shares issued hereunder will be duly authorized, validly issued, fully paid and nonassessable. The Borrower shall at all times reserve a sufficient number of Shares to satisfy any and all issuance obligations hereunder.

Exhibit A-4

1.3  Prepayment.  All or any portion of the Principal Amount of this Note may be prepaid at any time and from time to time, without premium or penalty.

1.4  Borrower Has Senior Indebtedness Outstanding; Borrower is Permitted to Issue Other Indebtedness; This Note is Subordinate to Senior Indebtedness.  The Borrower and its Subsidiaries currently have outstanding secured and unsecured indebtedness, including, without limitation, the SunTrust Loan, that is senior in right of payment to the indebtedness evidenced by this Note (the “Senior Indebtedness”), and subject to Section 2.4, the Borrower and its Subsidiaries shall be permitted in the future to issue and create secured and unsecured indebtedness and security interests of any kind, including without limitation, indebtedness that is senior to or pari passu with the Borrower’s obligations under this Note. The Holder expressly acknowledges that the indebtedness represented by this Note is expressly subordinate to the prior payment in full of all Senior Indebtedness, and that no payment hereunder shall be required, made, accepted or retained if such payment is not permitted under the terms of the Subordination Agreement or any other subordination agreement required under Section 5.3 below. [The Subordination Agreement shall be on terms and conditions not inconsistent with Exhibit A hereto.]

1.5  Transfer.  This Note shall not be negotiated, sold, assigned, transferred, conveyed, disposed of or subjected to any Encumbrance (in whole or in part) by the Holder without the prior written consent of the Borrower.

1.6  Maximum Payments.  Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited to the Principal Amount or shall be refunded to the Borrower.

1.7  Non-Business Days.  Whenever any payment or any action to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of New York, such payment shall be due or action taken on the next succeeding business day.

ARTICLE II

COVENANTS

So long as any amounts remain unpaid under this Note, the Borrower shall comply with the following covenants, except to the extent waived with the consent or agreement of the Requisite Holders:

2.1  Existence.  The Borrower shall, and shall cause each of its Subsidiaries to, keep in full force and effect its legal existence (provided that the Borrower may, in its discretion from time to time, dissolve or dispose of one or more Subsidiaries).

2.2  Financial Statements.  Within one hundred twenty (120) calendar days after the end of each fiscal year of the Borrower, the Borrower shall provide to the Holder the consolidated financial statements of the Borrower and its Subsidiaries (including balance sheet, income statement, and statement of cash flows), prepared in accordance with GAAP and certified by the Borrower’s independence certified public accounts; provided that such financial statements may be delivered by posting such financial statements on a public database.

2.3  Senior Default Notices.  The Borrower shall provide to the Holder, promptly upon obtaining actual knowledge thereof, with notice of any uncured or unwaived events of default under any Senior Indebtedness in an outstanding principal amount (individually or in the aggregate) in excess of $5,000,000.

2.4  Limitation on Indebtedness.  The Borrower and its Subsidiaries shall not incur, and Senior Indebtedness shall not include, any Indebtedness which, on a pro forma basis at the time such Indebtedness is incurred, assumed or committed, would cause the Leverage Ratio to exceed 3.5 to 1.0; provided, however, that such limitation shall not be applicable to the SunTrust Loan (including any increases thereto from time to time).

Exhibit A-5

2.5  Compliance.  The Borrower shall at all times comply with its certificate or articles of incorporation, by-laws and other constituent documents, and all material laws applicable to its business, except in any instance in which the failure to comply would not have or reasonably be expected to have a material adverse effect on the Borrower or its business, operations, properties, assets or condition, financial or otherwise.

2.6  Affiliate Transactions.  Neither the Borrower nor any Subsidiary shall engage in any transaction with an Affiliate (other than transactions between the Borrower and one or more Subsidiaries, or between Subsidiaries) involving aggregate payments in excess of $250,000, unless (a) such transaction is on terms and conditions no less favorable to the Borrower or the subject Subsidiary than would be available in an arms’-length transaction with a non-Affiliate, (b) such transaction is approved by the Requisite Holders (which approval shall not be unreasonably withheld, delayed or conditioned), or (c) such transaction is otherwise permitted pursuant to the terms of the SunTrust Loan.

2.7  Board Observers.  The Borrower shall permit up to two (2) representatives designated by the Requisite Holders (and the Requisite Holders may, at their discretion, elect from time to time to have only one such representative or no such representative) to receive written notice of all meetings of the Board of Directors of the Borrower (the “Board”), and of all action proposed to be taken by the Board by written consent, at the same time as notice thereof is given to the Board, and the Company shall permit such representatives to attend or participate (either in person or by conference telephone) in any and all such meetings as non-voting observers; provided, however, that each such observer shall agree to hold in confidence all information provided to the observer, in advance of a meeting, and all information discussed at a meeting at which the observer is in attendance; and further provided, that the Borrower reserves the right, exercised in good faith, to withhold any information from the observers and to exclude the observers from any meeting or portion thereof if and to the extent that (a) access to such information or attendance at such meeting or portion thereof would adversely affect the attorney-client privilege between the Borrower and its counsel, (b) access to such information or attendance at such meeting or portion thereof could reasonably be expected to result in disclosure of trade secrets or a conflict of interest, (c) any holder(s) of Notes is the subject matter under discussion, (d) same is necessary to discharge the directors’ fiduciary duty, or (e) same is otherwise advised by the Borrower’s counsel in good faith and in the exercise of reasonable professional judgment. In addition, the Company will provide to such observers all reports otherwise provided to members of the Board, subject to confidentiality restrictions as aforesaid with respect to all material non-public information included in such reports. Except for observance of the provisions of this Section 2.7, each such representative and the Holder shall owe no duty to the Borrower, its Subsidiaries or its shareholders by reason of such observer rights.

ARTICLE III

EVENTS OF DEFAULT

3.1  Events of Default.  The occurrence of any of the following shall constitute an “Event of Default” hereunder:

(a)  any default in the payment of any principal or Interest under this Note when the same shall be due and payable, and, with respect to interest only, the continuance of any such non-payment (in whole or in part) for a period of five (5) calendar days; or

(b)  any default in the due observance or performance of any of the covenants contained in Article II above; or

(c)  any uncured or unwaived event of default (regardless of when such cure or waiver occurs) with respect to any Senior Indebtedness in a principal amount (individually or in the aggregate) in excess of $5,000,000, if the effect thereof is to permit the holder to accelerate the maturity of any such Senior Indebtedness or to cause such Senior Indebtedness to become due prior to the stated maturity thereof; provided, that a waiver of an event of default under the SunTrust Loan which gave rise to an Event of Default under this Section 3.1(c) (which waiver may be granted at any time in the discretion of the holders of the SunTrust Loan) will automatically waive such Event of Default; or

Exhibit A-6

(d)  if the Borrower shall: (i) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator of it or any of its properties, (ii) admit in writing its inability to pay its debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent or be the subject of an order for relief under Title 11 of the United States Code or any other insolvency law, or (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage of any insolvency law, or an answer admitting the material allegations of a petition filed against it in any proceeding under any insolvency law, or (vi) take or permit to be taken any action in furtherance of or for the purpose of effecting any of the foregoing; or

(e)  if any order, judgment or decree shall be entered, without the application, approval or consent of the Borrower, by any court of competent jurisdiction, approving a petition seeking reorganization of the Borrower, or appointing a receiver, trustee, custodian or liquidator of the Borrower, or of all or any substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of sixty (60) days.

3.2  Remedies.  Upon the occurrence of any Event of Default and at all times thereafter during the continuance thereof, or in the event of any Change of Control: (a) subject to the terms of the Subordination Agreement, at the option of the Requisite Holders exercised by written notice to the Borrower (except in the case of Sections 3.1(d) and 3.1(e) above, the occurrence of which shall automatically effect acceleration, regardless of any action or forbearance in respect of any prior or ongoing Event of Default which may be inconsistent with such automatic acceleration), all obligations under this Note and/or any other Notes shall become immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, (b) this Note shall bear interest at the default rate provided above, and (c) subject to the terms of the Subordination Agreement and any limitations imposed by any subordination agreement required under Section 5.3 below, the Holder may file suit against the Borrower on this Note.

ARTICLE IV

UNSECURED NOTE

4.1  Unsecured Note.  This Note is an unsecured obligation of the Borrower.

ARTICLE V

MISCELLANEOUS

5.1  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by recognized overnight courier service, by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the addresses set forth in the Purchase Agreement (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.1):

5.2  Severability.  If any term or other provision of this Note is determined to be invalid or unenforceable, all other provisions of this Note shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to the Borrower or the Holder. Upon such determination that any term or other provision is invalid or unenforceable, the Borrower and the Holder shall negotiate in good faith to modify this Note so as to effect the original intent of the Borrower and the Holder as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be carried out as originally contemplated to the fullest extent possible.

5.3  Entire Agreement.  This Note and the Purchase Agreement constitute the entire agreement of the Borrower and the Holder with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Borrower and the Holder, or any of them, with respect to the subject matter hereof; provided, however, that the Holder shall, upon the request of any holder of Senior Indebtedness, execute and deliver in favor of such holder (or any agent acting on behalf of such holders) a subordination agreement in customary form, not inconsistent with the terms set forth in Exhibit A hereto and reasonably satisfactory to such holder or agent and the Holder.

Exhibit A-7

5.4  Assignment.  This Note may not be assigned by operation of law or otherwise by the Holder, except to an affiliate of the Holder, without the express written consent of the Borrower and the Requisite Holders. This Note may not be assigned by operation of law or otherwise by the Borrower without the express written consent of the Holder, except that the Borrower may assign all or any of its rights and obligations to an Affiliate of the Borrower; provided, that no such assignment shall relieve the Borrower of its obligations hereunder if such assignee does not perform such obligations.

5.5  Amendment.  This Note may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Holder and the Borrower, or (b) by a waiver in accordance with Section 5.6; provided, however, that no such amendment or modification shall be effective unless it is permitted under or effected in accordance with the terms and conditions of the Subordination Agreement; provided further, however, that no such amendment or modification shall be effective unless it is approved in writing by the Requisite Holders.

5.6  Waiver.  The Holder, on the one hand, and the Borrower, on the other, may (a) extend the time for the performance of any of the obligations or other acts of the other party, or (b) amend or waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein; and, in addition, with respect to any waiver or amendment which does not uniquely affect the Holder or affect the Holder in a manner disproportionate to the other holders of Notes, the Holder shall be bound by any amendment or waiver consented to by the Requisite Holders. Except for any such amendment or waiver approved by the Requisite Holder pursuant to a separate written agreement, any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Note. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

5.7  Governing Law.  This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

5.8  Waiver of Jury Trial.  Each of the Borrower and the Holder hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Note or the transactions contemplated by this Note. Each of the Borrower and the Holder hereby (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it has been induced to enter into this Note and the transactions contemplated by this Note, as applicable, by, among other things, the mutual waivers and certifications in this Section 5.8.

[The remainder of this page is intentionally blank]

Exhibit A-8

IN WITNESS WHEREOF, the Borrower has caused this Note to be signed in its name by an authorized officer as of the Issuance Date.

[NAME OF PUBLIC COMPANY PARENT]
By: Name: Title:

Exhibit A-9

EXHIBIT A

SUBORDINATION TERMS

1.  Except as provided below, payment of the Borrower’s obligations under the Note shall be subordinated to the prior payment in full of the SunTrust Loan and other subject Senior Indebtedness, and the Holder shall turn over to the holder of the SunTrust Loan (the “Senior Creditor”) any and all payments received or recovered on the Note.

2.  Except as provided in item 8 below, the Holder may not accelerate any obligations under the Note, commence any enforcement action on the Note, file or join in the filing of any petition in bankruptcy, insolvency or receivership against the Borrower, or otherwise take action against the Borrower upon or by reason of the Note.

3.  Except as provided in item 8 below, the Borrower may pay, and the Holder may receive and retain, regularly scheduled payments of Interest and, on the Maturity Date, the outstanding Principal Amount, unless (a) at the time of such payment, there is a continuing event of default as defined in the credit agreement respecting the SunTrust Loan, provided that (b) the exception in clause (a) shall not preclude the Holder from filing a proof of claim for the full amount of the Note in any bankruptcy or insolvency proceeding relating to the Borrower (provided that same does not dispute the subordination of the Note).(1) The foregoing shall not restrict payments made in the form of Interest Notes or Shares. Any non-permitted payments must be returned to the Borrower or the Senior Creditor on demand.

4.  The Holder may receive and retain any prepayment made on the Note to the extent that such prepayment was made with the Senior Creditor’s written consent.

5.  The Holder will agree not to accept any guarantees or collateral for the Note obligations, or at any time challenge the validity, enforceability or priority of the SunTrust Loan or the related liens or collateral.

6.  In any bankruptcy or insolvency proceeding relating to the Borrower, (a) there shall be no distributions permitted in respect of the Note (except subordinated reorganization securities) until the SunTrust Loan is paid in full in cash, (b) the Holder shall not in any manner challenge the claims of the Senior Creditor, the priority of the claims of the Senior Creditor or any liens of the Senior Creditor, and (c) customary bankruptcy waivers (including in respect of use of cash collateral, DIP financing, and adequate protection for the Senior Creditor) will apply.

7.  The Senior Creditor and the Borrower may amend, extend and otherwise modify (including increases in lending amounts) the agreements relating to the SunTrust Loan, and the Senior Creditor may grant waivers thereunder, at any time and from time to time without consultation with or consent or approval by the Holder.

8.  On the Maturity Date, the Holder may (a) commence an enforcement action on the Note, file or join in the filing of any petition in bankruptcy, insolvency or receivership against the Borrower, or otherwise take action against the Borrower upon or by reason of the Note and (b) receive and retain payments constituting the outstanding Principal Amount and any other amounts owing to the Holder under the Note so long as (i) there is no payment default in existence under the SunTrust Loan or (ii) there is no bankruptcy, insolvency or receivership proceeding relating to the Borrower in existence.

9.  The foregoing shall apply to any subordination agreement requested in respect of other Senior Indebtedness, as if such senior indebtedness was the SunTrust Loan and the holder of such Senior Indebtedness was the Senior Creditor; provided that item 7 shall be subject to Section 2.4 of the Note.

(1)	The Subordination Agreement shall provide that the Senior Creditor may file a proof of claim on behalf of the Holder if the Holder does not file a proof of claim within 30 days of the bar date.

Exhibit A-10

ANNEX C

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

RLJ ACQUISITION, INC.,

ACORN MEDIA GROUP, INC.,

THE SHAREHOLDERS OF ACORN MEDIA GROUP, INC.,

and

PETER EDWARDS,

as the SHAREHOLDER REPRESENTATIVE

Dated as of April 2, 2012

i

ii

iii

EXHIBITS:
Exhibit A	—	List of Shareholders
Exhibit B	—	Agreed Deed of Surrender
Exhibit 1.2.2	—	Escrow Agreement
Exhibit 1.2.3	—	Net Working Capital Statement
Exhibit 4.11	—	Material Agreement Consents
Exhibits 2, IIA and IIIA	—	Disclosure Memorandum
Exhibit II	—	Additional UK Sub Representations and Warranties
Exhibit III	—	Additional AUS Sub Representations and Warranties

Buyer Disclosure Schedules

iv

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of April 2, 2012, by and among RLJ Acquisition, Inc., a Nevada corporation (“Buyer”), Acorn Media Group, Inc., a District of Columbia corporation (the “Company”), the shareholders of the Company listed on the attached Exhibit A, as such Exhibit may be updated pursuant to Section 9.11 from time-to-time to add individuals that have exercised Options (as defined herein) and have purchased the underlying Stock (as defined herein) prior to the Closing (as defined herein) (each, a “ Shareholder,” and collectively, the “Shareholders”), and Peter Edwards, as the Shareholder Representative (as defined herein).

WHEREAS, prior to the Closing, Buyer will, upon the terms and subject to the conditions set forth herein, form a newly incorporated Nevada corporation named RLJ Entertainment, Inc. as a wholly owned subsidiary of Buyer (“Holdings”);

WHEREAS, the Shareholders own 100% of the Stock, which constitutes all of the issued and outstanding capital stock of the Company;

WHEREAS, immediately prior to the consummation of the transactions contemplated by this Agreement, subject only to stamping and registration of the transfers of interests therein, pursuant to terms and conditions satisfactory to Buyer, (i) the Company shall have purchased all of the issued shares of Acorn Media Australia Pty Ltd., a company incorporated in New South Wales, Australia (“AUS Sub”), that are held by Persons (as defined herein) other than the Company and (ii) either the Company or Acorn (IP) Limited, a company incorporated in England and Wales with registration number 07931501 whose registered office is situated at 16 Welmar Mews, 154 Clapham Park Road, London, England, SW4 7DD (“AIP”), shall have purchased all of the issued and outstanding shares of capital stock of Acorn Media UK Limited, a company incorporated in England and Wales with registration number 03889535 whose registered office is situated at 16 Welmar Mews Ivy Works, 154 Clapham Park Road, London, England, SW4 7DD (“UK Sub”), that are held by Persons other than AIP, such that, immediately prior to the consummation of the transactions contemplated by this Agreement, the Company or AIP shall beneficially and, subject only to stamping and registration of the transfers of interests therein, legally own 100% of the issued shares or issued and outstanding shares of capital stock (as applicable) of AUS Sub and UK Sub, respectively, and (subject only to stamping and registration of the transfers of interests therein) be the sole shareholder thereof (such capital stock or share purchases, the “Minority Buyouts”);

WHEREAS, the parties desire for Buyer to purchase from the Shareholders, and for the Shareholders to sell to Buyer, all of the Stock, upon the terms and subject to the conditions set forth herein; and

WHEREAS, the boards of directors of each of Buyer and the Company have determined that it is advisable that Buyer purchase the Stock from the Shareholders at the price and upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties made herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF STOCK

1.1 Purchase and Sale of Stock

Upon the terms and subject to the conditions of this Agreement, at the closing of the transactions contemplated hereby (the “Closing”), the Shareholders shall sell to Buyer, free and clear of all Encumbrances (other than any restrictions under the Securities Act and applicable state securities Laws), and Buyer shall purchase from the Shareholders, all of the issued and outstanding shares of capital stock of the Company, par value $0.01 per share (the “Stock”).

1.2 Consideration

1.2.1 Purchase Price and Payment Terms; Cancellation of Options

(a)  The aggregate purchase price for the Stock (the “Purchase Price”) shall be paid in cash, shares of common stock, par value $0.001 per share, of Holdings (“Holdings Common Stock”), and warrants to purchase shares of Holdings Common Stock (“Holdings Warrants” and the shares of Holdings Common Stock issuable upon exercise of the Holdings Warrants, the “Holdings Warrant Shares”) as follows:

(i)  The portion of the Purchase Price for the Stock payable to each Shareholder in cash shall be equal to the Per Share Cash Purchase Price multiplied by the total number of shares of Stock owned by such Shareholder as of immediately prior to the Closing. “Per Share Cash Purchase Price” means the dollar amount (rounded to the nearest cent, with 0.05 being rounded up) obtained by dividing (A) $101,818,343.00 in cash, plus an amount equal to the aggregate ACL Transaction Costs as set forth on the ACL Transaction Costs Spreadsheet, less (i) an amount equal to the aggregate Transaction Costs of the Company and the Company Subsidiaries as set forth on the Transaction Costs Spreadsheet (including the Subsidiary Option Cancellation Payments and the Minority Buyout Payments, and any other costs relating thereto (including stamp duty and employer’s national insurance contributions payable in respect of such payments), (ii) the Term Loan Repayment Amount and the Sub-Debt Repayment Amount), (iii) an amount equal to the aggregate amount of ACL Transaction Costs funded from working capital of the Company or any Company Subsidiary by (B) the total number of shares of Stock outstanding immediately prior to the Closing. The Per Share Cash Purchase Price shall be subject to adjustment post-Closing as provided in Section 1.2.3. The aggregate net cash purchase price payable to the Shareholders is referred to as the “Net Cash Purchase Price.”

(ii)  The portion of the Purchase Price for the Stock payable to each Shareholder in shares of Holdings Common Stock shall be equal to the Per Share Stock Purchase Price multiplied by the total number of shares of Stock owned by such Shareholder as of immediately prior to the Closing. “Per Share Stock Purchase Price” means the number of shares of Holdings Common Stock obtained by dividing (A) 1,000,000 shares of Holdings Common Stock (the “Stock Purchase Price”); by (B) the total number of shares of Stock outstanding immediately prior to the Closing.

(iii)  The portion of the Purchase Price for the Stock payable to each Shareholder in Holdings Warrants shall be equal to the Per Share Warrant Purchase Price multiplied by the total number of shares of Stock owned by such Shareholder as of immediately prior to the Closing. “Per Share Warrant Purchase Price” means the number of Holdings Warrant Shares obtained by dividing (A) 1,000,000 Holdings Warrant Shares (the “Warrant Purchase Price” and, together with the Net Cash Purchase Price and the Stock Purchase Price, the “Net Purchase Price”); by (B) the total number of shares of Stock outstanding immediately prior to the Closing.

(b)  The Net Purchase Price shall be paid as follows:

(i)  At the Closing, Buyer will deposit the Indemnification Escrow into escrow as provided in Section 1.2.2.

(ii)  At the Closing, Buyer will pay the Transaction Costs specified on the Transaction Costs Spreadsheet as being payable by Buyer at the Closing on behalf of the Company or a Company Subsidiary or otherwise, in the amounts and to the Persons set forth on the Transaction Costs Spreadsheet as such spreadsheet is reasonably approved by Buyer (provided further, such amount to be paid by Buyer shall in no event be more than the Net Purchase Price less the Indemnification Escrow).

(iii)  At the Closing, the Net Cash Purchase Price less the Indemnification Escrow shall be paid by wire transfer to the Shareholders in the amounts set forth opposite each such Shareholder’s name on the Final Closing Consideration Spreadsheet under the heading “Closing Cash Amount” (each, a “Closing Cash Amount”).

(iv) At the Closing, appropriate book entries (to the accounts designated by the Shareholders prior to Closing) evidencing the shares of Holdings Common Stock comprising the Stock Purchase Price shall be delivered to the Shareholders, in the amounts set forth opposite each such Shareholder’s name on the Final Closing Consideration Spreadsheet under the heading “Closing Stock Amount” (each, a “Closing Stock Amount”).

(v) At the Closing, appropriate book entries (to the accounts designated by the Shareholders prior to Closing) evidencing the Holdings Warrants comprising the Warrant Purchase Price shall be delivered to the Shareholders, exercisable into the number of Holdings Warrant Shares set forth opposite each such Shareholder’s name on the Final Closing Consideration Spreadsheet under the heading “Closing Warrant Amount” (each, a “Closing Warrant Amount”).

(c)  Prior to the Closing, (i) the Company shall take all actions necessary to provide that each Stock Purchase Right (including each Option and the Plan) that is outstanding immediately prior to the Closing (whether or not then vested, exercisable, convertible or otherwise effective)has been (x) exercised in full contingent upon Closing or (y) cancelled and terminated, and (ii) the Company shall take all actions necessary (including causing the Company Subsidiaries to take any such actions) to provide that each Company Subsidiary Stock Purchase Right (including each Subsidiary Option and the UK Option Scheme, but excluding the Company Subsidiary Stock Purchase Rights set forth in the Deed of Pre-emption) that is outstanding immediately prior to the Closing (whether or not then vested, exercisable, convertible or otherwise effective) has been cancelled and terminated.

1.2.2 Indemnification Escrow

At the Closing, Buyer shall deposit $5,000,000 of the Net Cash Purchase Price (the “Indemnification Escrow”) that would otherwise be payable to the Shareholders and certain other Persons with the Escrow Agent in an indemnification escrow fund (the “Indemnification Escrow Fund”) in accordance with the escrow agreement substantially in the form attached hereto as Exhibit 1.2.2 (the “Escrow Agreement”), as a partial mechanism to satisfy the obligations of the Shareholders and certain other Persons set forth in Article VIII. Within three business days after the 18-month anniversary of the Closing, the Shareholders and other Persons specified on the Final Closing Consideration Spreadsheet under the heading “Escrow Amounts,” in the proportions specified in the Escrow Agreement, shall receive from the Indemnification Escrow Fund the Indemnification Escrow less (i) any amounts paid to Buyer from the Indemnification Escrow Fund prior to the 18-month anniversary of the Closing and (ii) any additional amounts then claimed by Buyer under the terms of this Agreement. Each such distribution from the Indemnification Escrow Fund shall be subject to the terms hereof and of the Escrow Agreement; provided, however, in each such case, that in the event of any conflict between this Agreement and the Escrow Agreement, the terms of the Escrow Agreement will control.

1.2.3 Working Capital Adjustment

(a)  The Company shall prepare and deliver to Buyer at least five (5) days prior to the Closing Date (i) a preliminary projected consolidated balance sheet of the Company and the Company Subsidiaries as of the Closing Date (the “Estimated Closing Balance Sheet”) and (ii) a statement (the “Estimated Net Working Capital Statement”) of its estimate of the Net Working Capital of the Company and the Company Subsidiaries as of the Closing Date (the “Estimated Net Working Capital”). The Estimated Closing Balance Sheet and the Estimated Net Working Capital Statement shall be prepared in good faith in accordance with the terms of this Agreement (including calculated as set forth on Exhibit 1.2.3) and with GAAP, applied on a consistent basis with the Company Balance Sheet. Buyer and its accountants and advisors shall be given reasonable access to the books and records of the Company and the Company Subsidiaries during normal business hours solely for purposes of evaluating the accuracy and completeness of the Estimated Closing Balance Sheet and the Estimated Net Working Capital Statement. If the Estimated Net Working Capital of the Company and the Company Subsidiaries on the Estimated Net Working Capital Statement is more than $5,000,000 less than the Working Capital Target Amount, then Buyer shall have the rights specified in Section 7.1(h).

(b)  Within one hundred twenty (120) days after the Closing Date, Buyer shall prepare and deliver to the Shareholder Representative a consolidated balance sheet of the Company and the Company Subsidiaries as of the Closing Date (the “Final Closing Balance Sheet”) and a statement (the “Final Net Working Capital Statement”) of the Net Working Capital of the Company and the Company Subsidiaries as of the Closing Date (the “Final Net Working Capital”). The Final Closing Balance Sheet and the Final Net Working Capital Statement shall be prepared in good faith in accordance with the terms of this Agreement (including calculated as set forth on Exhibit 1.2.3) and with GAAP, applied on a consistent basis with the Company Balance Sheet. The Shareholder Representative and his accountants and advisors shall be given reasonable access to the books and records of the Company and the Company Subsidiaries during normal business hours solely for purposes of evaluating the accuracy and completeness of the Final Closing Balance Sheet and the Final Net Working Capital Statement. If Buyer asserts that the Final Net Working Capital as set forth on the Final Net Working Capital Statement is more than $2,000,000 less than the Working Capital Target Amount for reasons other than those set forth in subsection 1.2.3(f), then the Final Net Working Capital Statement shall also state the amount by which the Final Net Working Capital is less than the Working Capital Target Amount. If Buyer asserts that the Final Net Working Capital as set forth on the Final Net Working Capital Statement is less than the Working Capital Target Amount for any of the reasons set forth in subsection 1.2.3(f) (a “Working Capital Deficiency Claim”), then the Final Net Working Capital Statement shall also state the amount by which the Final Net Working Capital is less than the Working Capital Target Amount and shall describe in reasonable detail the basis for such Working Capital Deficiency Claim.

(c)  If (A) the Shareholder Representative agrees in writing to the Final Closing Balance Sheet and the Final Net Working Capital Statement (and, if applicable, the assertions set forth in any Working Capital Deficiency Claim) or (B) within thirty (30) days following the delivery of the Final Closing Balance Sheet and the Final Net Working Capital Statement, the Shareholder Representative does not give Buyer written notice of his objection to the Final Closing Balance Sheet or the Final Net Working Capital Statement (which notice shall describe the basis of the Shareholder Representative’s objection), then, in either such case, the Final Net Working Capital shall be finalized for purposes of this Section 1.2.3 and any such Working Capital Deficiency Claim shall be resolved.

(d)  If the Shareholder Representative gives Buyer a timely written notice of his objection to either the Final Closing Balance Sheet or the Final Net Working Capital Statement (including any Working Capital Deficiency Claim), then the Shareholder Representative and Buyer shall use their reasonable best efforts to agree upon the Final Net Working Capital and resolve any Working Capital Deficiency Claim. If the Shareholder Representative and Buyer have not agreed upon the Final Net Working Capital within thirty (30) days after Buyer has received the Shareholder Representative’s written notice of objection to the Final Closing Balance Sheet or the Final Net Working Capital Statement, the issue(s) in dispute (other than any disputed Working Capital Deficiency Claim) will be submitted to an independent public accounting firm of national standing mutually agreed upon by Buyer and the Shareholder Representative (the “Auditor”) for resolution. The determination by the Auditor of the Final Net Working Capital, calculated in accordance with the terms of this Agreement (including calculated as set forth on Exhibit 1.2.3) and with GAAP, applied on a consistent basis with the Company Balance Sheet, shall be set forth in a written notice delivered to Buyer and the Shareholder Representative by the Auditor within thirty (30) days thereafter and will be binding and conclusive on Buyer and the Shareholders. Buyer and the Shareholders will each bear fifty percent (50%) of the fees and expenses of the Auditor for such determination.

(e)  Subject to subsection 1.2.3(f), at such time as the Final Net Working Capital is finalized, if (i) the Final Net Working Capital is more than $2,000,000 less than the Working Capital Target Amount, then (A) the Shareholders shall be responsible for paying to Buyer an amount equal to the amount by which the Final Net Working Capital is more than $2,000,000 less than the Working Capital Target Amount and (B) the Shareholder Representative shall pay (and may seek reimbursement from the other Shareholders therefor) such amount to Buyer within three (3) Business Days after such time as the Final Net Working Capital is finalized by wire transfer of immediately available funds and (ii) the Final Net Working Capital exceeds $2,000,000 more than the Working Capital Target Amount, then Buyer shall promptly (but in no event later than three (3) Business Days after the Final Net Working Capital is finalized) pay the amount by which the Final Net Working Capital exceeds $2,000,000 more than the Working Capital Target Amount to the Shareholder Representative, by wire transfer of immediately available funds. The Shareholder Representative shall then be responsible for distributing such payment to the Shareholders.

(f)  Notwithstanding subsection 1.2.3(e), if, at such time as the Final Net Working Capital is finalized and any Working Capital Deficiency Claim is resolved, the Final Net Working Capital is less than the Working Capital Target Amount as a result of (i) any Fraud, gross negligence, intentional misconduct, omission, inaccuracy or inconsistency with the books and records of the Company and the Company Subsidiaries, (ii) subject to Section 1.2.3(g), any failure to be prepared in accordance with U.S. GAAP, applied on a consistent basis with the Company Balance Sheet, or (iii) any Breach by the Company of the covenants set forth in Section 6.1 or the representations and warranties set forth in Section 2.7(a), then (A) the Shareholders shall be responsible for paying to Buyer an amount equal to the amount by which the Net Working Capital is less than the Working Capital Target Amount and (B) the Shareholder Representative shall pay (and may seek reimbursement from the Shareholders therefor) such amount to Buyer within three (3) Business Days after such time as the Final Net Working Capital is finalized by wire transfer of immediately available funds.

(g)  Notwithstanding anything to the contrary in this Section 1.2.3, Buyer shall not be entitled to any payment pursuant to this Section 1.2.3 due to any difference between the Working Capital Target Amount and the Final Net Working Capital resulting solely from the application by the Company of the accounting methodologies or practices, internal accounting controls or inventory, investment, credit or allowance procedures used in the preparation of the Company Balance Sheet, and such application shall not form the basis for a Working Capital Deficiency Claim.

1.2.4 Consideration Spreadsheet

Schedule 1.2.4 to the Disclosure Memorandum sets forth (a) the number of shares of Stock held by each Shareholder and such Shareholder’s Pro Rata Share, (b) the Closing Cash Amount payable to each Shareholder (calculated based on Stock and Options outstanding as of the date hereof and on the Company’s good faith estimate of the ACL Transaction Costs and the Transaction Costs of the Company and the Company Subsidiaries as of the Closing Date), (c) the Closing Stock Amount and Closing Warrant Amount deliverable to each Shareholder (calculated based on Stock and Options outstanding as of the date hereof), (d) the amount of the Indemnification Escrow payable to each Shareholder and each other Person specified thereon, assuming that none of the Indemnification Escrow is retained by Buyer pursuant to this Agreement, and (e) each Option or other Stock Purchase Right outstanding as of the date hereof and the holder thereof and exercise price.

1.3 The Closing

Upon the terms and subject to the conditions of this Agreement, the Closing shall take place at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, substantially simultaneously with, but immediately following, the consummation of the transactions contemplated by the Merger Agreement (including the RLJ Merger) or at such other place or at such other time or on such other date as Buyer and the Shareholder Representative may mutually agree upon in writing (the “Closing Date”).

1.4 Tax Withholding

Buyer shall be entitled to deduct and withhold from any payments contemplated by this Agreement such amounts as Buyer reasonably determines are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.

1.5 Section 338 Elections; Allocation of Purchase Price

(a)  The Shareholders shall cooperate and join with Buyer in making an election under Section 338(h)(10) of the Code, and any corresponding or similar provision of state or local Law, and Buyer shall have the right to make an election under Section 338(g) of the Code, as applicable, and any corresponding or similar provision of state, local or foreign Law (collectively, the “Section 338 Elections”) with respect to the purchase and sale of the Stock hereunder, and deemed purchase of capital stock or issued shares (as applicable) of the Company Subsidiaries, respectively. The Shareholders agree that Buyer may reasonably make any election required or permitted to be made in connection with the Section 338 Elections. The Shareholders shall execute two Forms 8023 (and any corresponding or similar forms under state or local Law) at the Closing or at such other time as Buyer may reasonably request or as required by the Code in order to effectuate the Section 338 Elections. Buyer and the Shareholders shall file all Tax Returns (including Form 8883) in a manner consistent with the Section 338 Elections. The Shareholders shall pay any Tax attributable to the purchase and sale of the Stock and the making of the Section 338 Elections (including any Taxes imposed under Section 1374 of the Code and any corresponding or similar provision of state or local Law). Neither the Company, the Company Subsidiaries nor the Shareholders shall take or allow any action that would result in the inability of the Shareholders or Buyer to make valid Section 338 Elections.

(b)  In connection with making the Section 338 Elections, Buyer shall prepare and deliver to the Shareholders an allocation of the “aggregate deemed sale price” within the meaning of Treasury Regulations Section 1.338-4, and the “adjusted grossed-up basis,” within the meaning of Treasury Regulations Section 1.338-5, among the assets of the Company and the Company Subsidiaries, as applicable, on IRS Form 8883 in accordance with Treasury Regulations 1.338-6 and 1.338-7 (the “Section 338 Allocation”) within ninety (90) days after the Closing Date for the Shareholders’ review and approval. In preparing the Section 338 Allocation, Buyer generally shall, to the extent reasonably possible, allocate amounts to the tangible assets of the Company based on their book values and allocate any amounts in excess of tangible asset book values to intangible assets, including but not limited to, goodwill and going concern. Upon receipt of the Section 338 Allocation, the Shareholders shall, for a period of twenty (20) days, have the right to review and comment on the schedule, and Buyer shall make such revisions as are reasonably requested by the Shareholders. If the Shareholders and Buyer cannot reach agreement on the Section 338 Allocation, the unresolved issues shall be submitted to a mutually acceptable national accounting firm for resolution. The decision of the accounting firm shall be final and binding and shall be the exclusive remedy for any disputes arising as to the Section 338 Allocation. The fees, costs and expenses of the accounting firm shall be borne by the Shareholders, on the one hand, and Buyer, on the other hand, in the same proportion that the aggregate dollar amount of the disputed items or amounts that are not resolved in favor of the Shareholders and Buyer, respectively, bears to the total aggregate dollar amount of items or amounts in dispute resolved by the accounting firm.

(c)  The parties agree not to take or cause to be taken any position or other action inconsistent with the Section 338 Elections or the Section 338 Allocation for any Tax reporting purpose, upon examination of any Tax Return, in any refund claim, or in any litigation, investigation or otherwise, unless otherwise required by a determination (within the meaning of Section 1313(a) of the Code or any corresponding or similar provision of state, local or foreign Law), and agree to cooperate and use their reasonable best efforts to accomplish the purpose and objectives of this Section 1.5.

1.6 Shareholder Representative

(a)  Each of the Shareholders hereby irrevocably (except as set forth in Section 1.6(b)) authorizes and appoints Peter Edwards and any replacement representative appointed pursuant to Section 1.6(b) (the “Shareholder Representative”), with full power of substitution and resubstitution, as such Shareholder’s representative and attorney-in-fact and agent to act for such Shareholder with respect to all matters arising in connection with this Agreement, including the power and authority, exercisable in the sole discretion of the Shareholder Representative, to (i) take any action contemplated to or that may be taken by the Shareholders under this Agreement, including pursuant to Article VIII, or any other Operative Document; (ii) negotiate, determine, defend and settle any disputes that may arise under or in connection with this Agreement, including with respect to the final determination of payments to be made pursuant to Section 1.2.3 and any Indemnification Claim pursuant to Article VIII, or any other Operative Document; and (iii) make, execute, acknowledge and deliver any consents, releases, assurances, receipts, requests, instructions, notices, agreements, certificates and any other documents or instruments, and generally do any and all things and take any and all actions that may be requisite, proper or advisable in connection with this Agreement, including pursuant to Article VIII, or any other Operative Document.

(b)  The Shareholder Representative may be removed by written agreement among Buyer and a majority in interest of the Shareholders calculated with reference to each Shareholder’s Pro Rata Share. The Shareholder Representative may resign at any time upon giving 60 days’ prior written notice of such resignation to Buyer, Escrow Agent and each Shareholder, but shall exercise all the powers enumerated in Section 1.6(a) until the effective date of such resignation. In the event of such removal or resignation, or upon the death or disability of the Shareholder Representative, Buyer and a majority in interest of the Shareholders calculated with reference to each Shareholder’s Pro Rata Share shall agree within 30 days after such removal, resignation, death or disability upon a replacement Shareholder Representative. Any Survival Period set forth in Section 8.1 and any period in which any Buyer Indemnified Party is required to provide notice to the Shareholder Representative with respect to any Indemnification Claim or action to be taken in connection with this Agreement shall be deemed to be extended by the number of days that elapses between the Shareholder Representative’s resignation, death or disability and the appointment of a replacement Shareholder Representative.

(c)  The Shareholder Representative shall not be liable to any Shareholder for any action taken or omitted by him hereunder or under any other Operative Document or other document or instrument executed or delivered hereunder, or in connection therewith, except that the Shareholder Representative shall not be relieved of any liability imposed by Law for willful misconduct or gross negligence. Each of the Shareholders acknowledges and agrees that, with respect to the Shareholders, the Shareholder Representative shall not be obligated to take any actions and shall be entitled to take such actions as the Shareholder Representative deems appropriate in such Shareholder Representative’s sole discretion, and the Shareholders, jointly and severally, shall indemnify and hold harmless the Shareholder Representative for all Losses incurred by the Shareholder Representative in connection with the performance of his duties hereunder or under any other Operative Document or in any way relating to him in his capacity as Shareholder Representative hereunder or under any other Operative Document, except to the extent that such Losses are the direct result of the Shareholder Representative’s willful misconduct or gross negligence.

(d)  Each Shareholder agrees that Buyer shall be entitled to rely on any action taken by the Shareholder Representative on behalf of the Shareholders pursuant to Section 1.6(a) above (each, an “Authorized Action”), and that each Authorized Action shall be binding on each such Shareholder as fully as if such Person had taken such Authorized Action. Each Shareholder acknowledges and agrees that any payment made by Buyer on behalf of such Shareholder to the Shareholder Representative pursuant to this Agreement shall constitute full and complete payment to such Shareholder and Buyer shall have no further liability therefor. No Shareholder shall bring any Claim against Buyer as a result of any actions or inactions of the Shareholder Representative.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

Except as disclosed in the corresponding schedules to the Disclosure Memorandum attached as Exhibit 2 and Exhibits IIA and IIIA (collectively, the “Disclosure Memorandum”) (each of which disclosures shall qualify only the specifically identified sections or subsections hereof to which such section or subsection of the Disclosure Memorandum relates, shall not qualify any other provision of this Agreement and shall not be deemed to be incorporated in any other schedule to the Disclosure Memorandum except to the extent specifically stated in such other section or subsection), in order to induce Buyer to enter into and perform this Agreement, the Company represents and warrants on behalf of itself and the Company Subsidiaries to Buyer as of the date of this Agreement and as of the Closing as follows in this Article II and in Exhibits II and III.

2.1 Organization and Good Standing

(a)  The Company is a corporation duly incorporated, duly organized, validly existing and in good standing under the Laws of the District of Columbia. The Company has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted and as currently proposed to be conducted. Except as set forth on Schedule 2.1(a) to the Disclosure Memorandum, the Company is duly qualified or licensed to do business and is in good standing in each of the jurisdictions specified on Schedule 2.1(a) to the Disclosure Memorandum, which are the only jurisdictions in which the character of the Company’s properties occupied, owned or held under lease or the nature of the business conducted by the Company makes such qualification or licensing necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a Company Material Adverse Effect.

(b)  Each of UK Sub, APL and AIP was incorporated and subsists under the laws of England and Wales and has not been wound up or liquidated. AUS Sub was incorporated and subsists under the Laws of Australia and has not been wound up or liquidated. Each Company Subsidiary has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted and as currently proposed to be conducted. No Company Subsidiary is qualified or licensed to do business in any jurisdiction other than its jurisdiction of incorporation, which is the only jurisdiction in which the character of such Company Subsidiary’s properties occupied, owned or held under lease or the nature of the business conducted by such Company Subsidiary makes such qualification or licensing necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Schedule 2.1(b) to the Disclosure Memorandum, the Company and the Company Subsidiaries are not in default under or in violation of any provision of each such company’s Governing Documents.

2.2 Authority and Enforceability

The Company has the power and authority to execute this Agreement and perform its obligations hereunder and each of the Company and the Company Subsidiaries has the power and authority to execute each of the other Operative Documents to which it is a party and to perform its obligations thereunder. All action on the part of the Company, each Company Subsidiary, and each of their respective directors, officers and shareholders necessary for the authorization, execution, delivery and performance by the Company of this Agreement and by the Company and each Company Subsidiary of the other Operative Documents to which it is a party has been taken. As of the Closing, all action on the part of the Company, each Company Subsidiary, and each of its respective directors, officers and shareholders necessary for the consummation of the Minority Buyouts will have been taken. Assuming that this Agreement and each of the Operative Documents to which Buyer is (or will be) a party is, or will be when executed by Buyer, the valid and binding obligation of Buyer, this Agreement is the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, and each of the other Operative Documents to which the Company and each Company Subsidiary is (or will be) a party, when executed by the Company or such Company Subsidiary, will be the valid and binding obligation of the Company or such Company Subsidiary, enforceable against the Company or such Company Subsidiary in accordance with its terms.

2.3 Capitalization and Stock Rights; Consideration Spreadsheet

(a)  The authorized capital stock of the Company is 10,000,000 shares of stock, $0.01 par value per share. The outstanding capital stock of the Company is as set forth on Schedule 1.2.4 to the Disclosure Memorandum. Except as set forth in Schedule 2.3(a) to the Disclosure Memorandum, the Stock is held of record and beneficially by the Shareholders as set forth on Schedule 1.2.4 to the Disclosure Memorandum, free and clear of any Encumbrances other than restrictions on transfers pursuant to the Securities Act or applicable state or foreign securities laws or restrictions pursuant to the agreements set forth on Schedules 2.3(b) and 2.3(c) to the Disclosure Memorandum (the “Company Share Restrictions”). Except as set forth in Schedule 2.3(a) to the Disclosure Memorandum, as of the date of this Agreement, the outstanding Stock has been duly authorized and validly issued and is fully paid and nonassessable and was issued in compliance with all applicable Laws. As of the Closing, the outstanding Stock will be duly authorized, validly issued, fully paid and nonassessable. The Options outstanding as of the date of this Agreement have been duly authorized and granted in compliance with all applicable Governing Documents and Laws. Schedule 1.2.4 to the Disclosure Memorandum is accurate and complete.

(b)  Other than options to purchase up to 67,140 shares of Stock that have been granted under outstanding option agreements (each such option, an “Option” and all such options, the “Options”) and as otherwise set forth on Schedule 2.3(b) to the Disclosure Memorandum, there are no outstanding or authorized Stock Purchase Rights. Set forth on Schedule 2.3(b) to the Disclosure Memorandum is a spreadsheet accurately reflecting the number of such Options outstanding as of the date of this Agreement, the grant or issue dates, vesting schedules and exercise or conversion prices thereof, and the identities of the holders thereof (each such holder, an “Optionee” and collectively the “Optionees”) and whether or not each such Option is an incentive stock option under Section 421 of the Code. Except as set forth in Schedule 2.3(b) to the Disclosure Memorandum, the Company has delivered or made available to Buyer complete and correct copies of all agreements and documents relating to such Options. On the Closing Date and as of the time immediately before the Closing, there shall be no Options outstanding.

(c)  Except as set forth in Schedule 2.3(c) to the Disclosure Memorandum, there are no stock appreciation rights, phantom stock rights or similar rights with respect to the Company or any Company Subsidiary, there are no shareholders agreements or similar agreements, including any that affect or restrict the voting rights or right to transfer the capital stock of the Company or any Company Subsidiary (including any rights of refusal or offer, co-sale, tag-along or drag-along rights), and there are no investor rights or similar agreements, including any agreements providing for any registration rights, information or inspection rights, or similar rights with respect to the Company or any Company Subsidiary or its securities.

(d)  Except as set forth on Schedule 2.3(d) to the Disclosure Memorandum, the entire issued share capital of each Company Subsidiary has been duly allotted and issued and is fully paid and beneficially owned and (except for shares relating to the Minority Buyouts which will be registered once stamped) registered as of the date of this Agreement as set forth on Schedule 2.3(d) to the Disclosure Memorandum, free and clear of any Encumbrances other than (i) restrictions pursuant to agreements disclosed on Schedule 2.3(d) to the Disclosure Memorandum (collectively, the “Subsidiary Share Restrictions”) and (ii) Permitted Encumbrances. Immediately prior to the Closing, the entire issued share capital of AUS Sub and AIP shall be beneficially and, subject only to stamping and registration of the shares of AUS Sub to be acquired in the Minority Buyouts, legally owned and registered in the name of the Company, free and clear of any Encumbrances other than Permitted Encumbrances, and the entire issued share capital of UK Sub and APL shall be beneficially and, subject only to stamping and registration of the shares of UK Sub to be acquired in the Minority Buyouts, legally owned and registered in the name of AIP, free and clear of any Encumbrances other than Permitted Encumbrances. Other than options granted pursuant to the UK Option Scheme (each such option, a “Subsidiary Option” and all such options, the “Subsidiary Options”) and as otherwise set forth on Schedule 2.3(d) to the Disclosure Memorandum, there are no outstanding Company Subsidiary Stock Purchase Rights. Set forth on Schedule 2.3(d) to the Disclosure Memorandum is a spreadsheet accurately reflecting the number of such Subsidiary Options outstanding as of the date of this Agreement, the grant or issue dates, vesting schedules and exercise or conversion prices thereof, and the identities of the holders thereof. The Company has delivered or made available to Buyer complete and correct copies of all agreements and documents relating to such Subsidiary Options. There are no share appreciation rights, phantom share rights or similar rights with respect to any Company Subsidiary.

2.4 Company Subsidiaries and Affiliates

Other than the Company’s and AIP’s ownership interests in the Company Subsidiaries and as set forth on Schedule 2.4 to the Disclosure Memorandum, neither the Company nor any Company Subsidiary owns or controls, or has ever owned or controlled, directly or indirectly, any ownership, equity, voting or other interest in any Person, and is not a party to or otherwise obligated under any agreement or commitment to purchase any such interest.

2.5 No Approvals; No Conflicts

The execution, delivery and performance by each of the Company and the Company Subsidiaries of this Agreement and the other Operative Documents to which the Company or such Company Subsidiary is a party and the consummation by each of the Company and the Company Subsidiaries of the transactions contemplated hereby and thereby will not (a) conflict with or result in a breach of or constitute a default under any provision of the Governing Documents of the Company or any Company Subsidiary, (b) except as set forth on Schedule 2.5(b) to the Disclosure Memorandum, require any consent, approval or authorization of, or notice to, any Person under, or result in a default (with or without the giving of notice or lapse of time, or both) under, or the acceleration or termination of, or the creation in any Person of the right to accelerate, terminate, modify or cancel, any Material Contract, (c) (i) constitute a violation (with or without the giving of notice or lapse of time, or both) of Law or any judgment, decree, order, regulation or rule of any Governmental Body applicable to the Company or any Company Subsidiary, or (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Governmental Body, except for compliance with the requirements of the HSR Act, (d) result in the creation of any Encumbrance on any assets of the Company or any Company Subsidiary, other than such Encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or (e) except where such invalidation or adverse effect would not reasonably be expected to have a Company Material Adverse Effect, invalidate or adversely affect any permit, license or authorization used in the conduct of the business of the Company or any Company Subsidiary.

2.6 Financial Statements and Accounts Receivable and Payable

2.6.1 Financial Statements

(a)  The Company has delivered to Buyer consolidated combined balance sheets and statements of income and cash flows of the Company and the Company Subsidiaries as of and for the years ended December 31, 2009, 2010 and 2011, and accompanying notes, audited by Baker Tilly Virchow Krause, LLP (collectively, the “Financial Statements”). The Financial Statements include all of the accounts of the Company and the Company Subsidiaries. The Financial Statements (i) are consistent with the books and records of the Company and the Company Subsidiaries; (ii) have been prepared in conformity with US GAAP (except as disclosed in the notes thereto) applied on a consistent basis throughout the periods covered and (iii) fairly present in all material respects and in accordance with US GAAP the financial position, results of operations and changes in financial position of the Company and the Company Subsidiaries as of the dates and for the periods indicated. The consolidated combined balance sheet of the Company and the Company Subsidiaries as of December 31, 2011 is herein referred to as the “Company Balance Sheet.” The Company has delivered or made available to Buyer accurate and complete copies of all management letters and other correspondence received since January 1, 2009 from the Company’s and the Company Subsidiaries’ accountants relating to the Company’s or the Company Subsidiaries’ financial statements, accounting controls and all related matters (excluding any correspondence relating exclusively to administrative matters, including billing, scheduling, information requests or similar matters). There has been no incidence of Fraud that involves any current or former directors, officers or employees of the Company or any Company Subsidiary. Other than in Canada, the United Kingdom, and Australia, the Company and the Company Subsidiaries have never derived revenue in any fiscal year, on a consolidated basis, in excess of $500,000 from the sale of goods or services in any country outside of the U.S.

(b)  Schedule 2.6.1(b) to the Disclosure Memorandum sets forth, as of the date of this Agreement, all Transaction Costs of the Company and the Company Subsidiaries in the aggregate and with respect to each Person paid or entitled to a payment of a portion of such Transaction Costs.

(c)  Schedule 2.6.1(c) to the Disclosure Memorandum sets forth, as of the date of this Agreement, all ACL Transaction Costs of the Company and the Company Subsidiaries incurred or accrued as of the date of this Agreement, in the aggregate and with respect to each Person paid or entitled to a payment of a portion of such ACL Transaction Costs.

2.6.2 Accounts Payable and Other Liabilities; No Undisclosed Liabilities

As of the date of this Agreement, the Company and the Company Subsidiaries have no material liabilities or obligations (absolute, contingent or otherwise) that are not fully reflected or reserved against in the Company Balance Sheet, except: (a) liabilities or obligations incurred since the date of the Company Balance Sheet in the ordinary course of business and consistent with past practice or as set forth on Schedule 2.6.2 to the Disclosure Memorandum, (b) Transaction Costs and (c) liabilities or obligations under this Agreement. The accounts payable set forth in the Closing Balance Sheet and incurred through the Closing Date represent trade payables resulting from bona fide transactions incurred in the ordinary course of business. Neither the Company nor any Company Subsidiary is a guarantor, indemnitor, surety or other obligor of any Indebtedness of any other Person (other than of the Company or any Company Subsidiary). As of the date of this Agreement, there are no unpaid invoices or other Claims representing material amounts alleged to be owed by the Company or any Company Subsidiary that the Company or any Company Subsidiary has disputed or determined to dispute or refuse to pay. Except as set forth on Schedule 2.6.2 to the Disclosure Memorandum, the Company and the Company Subsidiaries maintain reasonable reserves for their ordinary course customer returns, and such reserves are reflected in the Company Balance Sheet.

2.6.3 Accounts Receivable

Except as set forth in Schedule 2.6.3 to the Disclosure Memorandum, all accounts and notes receivable of the Company and the Company Subsidiaries reflected in the Company Balance Sheet, and all accounts and notes receivable of the Company and the Company Subsidiaries arising subsequent to the date of the Company Balance Sheet (a) arose from bona fide transactions in the ordinary course of business and are receivable on terms consistent with past practices, (b) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, (c) are not subject to any set-off or counterclaim, other than as provided for under applicable reserve for returns reflected in the Company Balance Sheet or pursuant to any cooperative advertising arrangement entered into by the Company or a Company Subsidiary after the date hereof in the ordinary course of business and consistent with past practice, (d) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement, (e) are collectible in the ordinary course of business consistent with past practice for ninety-five percent (95%) of the aggregate recorded amounts thereof, net of any applicable reserve reflected in the Company Balance Sheet, and (f) are not the subject of any Claim brought by or on behalf of the Company or any Company Subsidiary. There are no security arrangements or collateral securing the repayment or other satisfaction of receivables of the Company or any Company Subsidiary.

2.6.4 Internal Controls

The Company and the Company Subsidiaries (a) make and keep books and records in a consistent manner that are accurate in all material respects and (b) maintain internal accounting controls that provide reasonable assurance that (i) transactions are and have been executed in accordance with management’s authorization, (ii) transactions are and have been recorded as necessary to permit preparation of their financial statements and to maintain accountability for their assets, (iii) access to their assets is and has been permitted only in accordance with management’s authorization, and (iv) the reported accountability for their assets is compared with existing assets at reasonable intervals. There has not been (A) to the Company’s Knowledge, any deficiency in the design or operation of internal controls which could affect the ability of the Company or any of the Company Subsidiaries to record, process, and summarize its consolidated financial data or any weaknesses in internal controls of the Company or any of the Company Subsidiaries or (B) any Fraud that involves management or other employees who have a role in the internal controls of the Company or any of the Company Subsidiaries. With regard to the Financial Statements, there were no deficiencies or material weaknesses found by the Company or any Company Subsidiary’s auditor or otherwise determined. Since the date of the Company Balance Sheet, there have been no changes in internal controls or in other factors that could materially affect internal controls by the Company or any of the Company Subsidiaries, including any corrective actions with regard to any material deficiency or weakness.

2.7 Absence of Certain Changes or Events

Except for transactions specifically contemplated in this Agreement, since the date of the Company Balance Sheet, (a) as of the date of this Agreement, neither the Company nor any Company Subsidiary, nor any of their officers or directors, in their representative capacities on behalf of the Company or any Company Subsidiary, have conducted the business of the Company and the Company Subsidiaries in such a manner, or taken or failed to take any action, that if so conducted, or taken or not taken between the date of this Agreement and the Closing, would require the prior written consent of Buyer pursuant to Section 6.1 other than as set forth on Schedule 2.7 to the Disclosure Memorandum; and (b) there has not occurred any Company Material Adverse Effect.

2.8 Taxes

Except as set forth in Schedule 2.8 to the Disclosure Memorandum:

(a)  The Company (i) has timely filed on or before the applicable due date with each appropriate Governmental Body all Tax Returns required to be filed by or with respect to it, and all such Tax Returns have been properly completed in compliance with applicable legal requirements and are accurate and complete in all material respects, and (ii) has fully and timely paid, or has made adequate provision on the Financial Statements in accordance with GAAP for, all Taxes required to be paid by it (whether or not such Taxes have been reflected on any Tax Return). The Company is not the beneficiary of any extension of time within which to file any Tax Return. All Taxes that the Company has been required by Law to withhold or to collect for payment have been duly withheld and collected, and have been paid over to the appropriate Governmental Body in compliance with all applicable legal requirements.

(b)  The unpaid Taxes of each of the Company and the Company Subsidiaries did not, as of the date of the Company Balance Sheet, exceed the reserves for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Company Balance Sheet. Except in connection with transactions specifically contemplated in this Agreement, since the date of the Company Balance Sheet, neither the Company nor any Company Subsidiary has incurred any liability for Taxes outside the ordinary course of business.

(c)  (i) There are no pending or, to the Company’s Knowledge, threatened Claims in writing by any Governmental Body with respect to Taxes relating to the Company, (ii) No extension or waiver of the limitation period applicable to any Tax Return of the Company is in effect or has been requested, (iii) all deficiencies claimed, proposed or asserted or assessments made as a result of any examinations by any Governmental Body of the Tax Returns of, or with respect to, the Company have been fully paid, fully settled, or are being contested in good faith and for which adequate reserves have been made on the Company Balance Sheet, (iv) to the Company’s Knowledge none of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for the purposes of U.S. Taxes for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a Pre-Closing Tax Period, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date, and (v) there are no Encumbrances for Taxes on assets of the Company or any of the Company Subsidiaries except for Permitted Encumbrances.

(d)  Neither the Company nor any Company Subsidiary has executed or filed with any Governmental Body any power of attorney with respect to any Taxes of the Company or the Company Subsidiaries.

(e)  Neither the Company nor any Company Subsidiary (i) has been a member of any Affiliated Group that filed or was required to file a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company), including any Tax Return with respect to which any of the Company Subsidiaries has surrendered, or may surrender, any amounts by way of group relief or similar arrangement, (ii) is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract, or (iii) has any liability for the Taxes of any other Person under Treasury Regulation § 1.1502-6 (or any corresponding or similar provision of state, local or foreign Law, including any arrangement for group relief within a jurisdiction or similar arrangement), as a transferee or successor, by contract, or otherwise.

(f)  The Company has not participated in, and currently is not participating in, a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b)(2), or any transaction requiring disclosure under any similar provision of state, local or foreign Law.

(g)  The Company has delivered or made available to Buyer correct and complete copies of all Tax Returns of the Company and each Company Subsidiary for which the statute of limitations has not expired, and all tax rulings received, and all audit reports and statements of deficiencies assessed against or agreed to, by any of them.

(h)  No Claim has been made by a Governmental Body in writing in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to taxation by that jurisdiction. The Company and each Company Subsidiary are filing all required Tax Returns with all jurisdictions with respect to which the Company and any Company Subsidiary reasonably believe that nexus exists as to each applicable tax under currently-applicable law in each such jurisdiction.

(i)  The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(j)  Neither the Company nor any Company Subsidiary has distributed stock of another Person, or had its stock distributed by another Person within the last two years, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k)  Schedule 2.8(k) to the Disclosure Memorandum sets forth all material elections with respect to Taxes made by or with respect to Company or any Company Subsidiary.

(l)  No Shareholder holds shares of Stock that are nontransferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

(m)  The Company has made a valid election, effective as of January 1, 1989, for the Company to be treated as an S corporation within the meaning of Section 1361(a) of the Code (and any corresponding or similar provision of state, local or foreign Law). For federal and applicable state and local income Tax purposes, the Company has properly qualified as an S corporation since the effective date of such election through the date of this Agreement, and will properly qualify as an S corporation through and until the Closing Date in all jurisdictions in which it is subject to Tax. Since the effective date of such election, the Company has never been subject to income Tax as a C corporation within the meaning of Section 1361(a) of the Code (or any corresponding or similar provision of state, local or foreign Law).

(n)  The Company will not be obligated to pay Tax under Section 1374 of the Code (or any corresponding or similar provision of state, local or foreign Law) in connection with the transactions contemplated by this Agreement. Neither the Company nor any qualified subchapter S subsidiary of the Company has, in the past five (5) years, (i) acquired assets from another corporation in a transaction in which the Company’s (or qualified subchapter S subsidiary’s) Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

(o)  None of the Company Subsidiaries is or has ever been a “qualified subchapter S subsidiary” within the meaning Section 1361(b)(3)(B) of the Code (and any corresponding or similar provision of any U.S. state or local Law).

(p)  Each of the Company and the Company Subsidiaries has complied with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order that has been specifically provided by a Tax Authority to the Company or any Company Subsidiary and the consummation of the transactions contemplated by this Agreement will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemption, holiday or reduction agreement. Neither the Company nor any of the Company Subsidiaries has participated in, or cooperated with, an “international boycott” within the meaning of Section 999 of the Code.

(q)  Neither the Company nor any of the Company Subsidiaries is subject to Tax in any jurisdiction other than its country of incorporation or formation by reason of having a permanent establishment or other place of business or material source of income in that jurisdiction. Each of the Company and the Company Subsidiaries (i) has complied with requirements of Section 482 of the Code and the Treasury Regulations thereunder (or any corresponding or similar provision of state, local or foreign Law) and (ii) timely and properly prepared and maintained all documentation necessary to avoid the imposition of any penalty under Section 6662(e) of the Code (or any corresponding or similar provision of state, local or foreign Law).

(r)  Schedule 2.8(r) to the Disclosure Memorandum sets forth (i) a list of all corporations, associations, joint ventures, partnerships, limited liability companies or other “business entities” within the meaning of Treasury Regulation Section 301.7701-2(a) in which Company directly or indirectly holds an interest and (ii) identifies (A) the jurisdiction of formation or organization of each such business entity, (B) the classification of each such business entity for U.S. federal income Tax purposes and (C) each such business entity for which an election under Treasury Regulation Section 301.7701-3(c) is in effect and the effective date of such election. For federal and applicable state and local income Tax purposes, each business entity listed in clause (i) above has properly been classified since its formation through the date of this Agreement, and will properly be classified through and until the Closing Date, as identified in clause (ii)(B) above.

(s)  Except as set forth on Schedule 2.8(s) to the Disclosure Memorandum, the Company does not directly or indirectly hold an interest in any (i) “passive foreign investment company” within the meaning of Code Section 1297(a) or (ii) “controlled foreign corporation” within the meaning of Code Section 957(a).

2.9 Property

(a)  Neither the Company nor AUS Sub owns or has ever owned any real property. Schedule 2.9(a) to the Disclosure Memorandum contains an accurate and complete list as of the date of this Agreement of all real property leased or currently being used or expected to be used by the Company or AUS Sub and their respective addresses and the leases pursuant to which such Real Property is leased or used or expected to be used. The Company has made available to Buyer accurate and complete copies (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) of all written, and written summaries of the terms of any oral, leases of, and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in (collectively, the “Real Property Leases”), real property leased or currently being used or expected to be used by the Company or AUS Sub (the “Real Property”). With respect to each Real Property Lease, (i) such lease is valid, binding and enforceable in accordance with its terms against the Company or AUS Sub, as applicable, and, to the Knowledge of the Company and except as set forth on Schedule 2.9(a) to the Disclosure Memorandum, against any other party thereto or other Person with an interest in the Real Property that is the subject of such Real Property Lease, (ii) the Company or AUS Sub, as applicable, has performed in all material respects all obligations imposed on it thereunder, and (iii) neither the Company or AUS Sub, as applicable, nor, to the Knowledge of the Company, any other party thereto is in default thereunder, nor has any event occurred or, to the Knowledge of the Company, is reasonably likely to occur, that with the giving of notice or lapse of time, or both, would constitute a material default thereunder by the Company or AUS Sub, as applicable, or, to the Knowledge of the Company, by any other party. Neither the Company nor AUS Sub (i) owes any brokerage commissions or finder’s fees with respect to each Real Property Lease, (ii) has subleased or licensed any Real Property Lease or any portion thereof or otherwise granted to any Person the right to occupy or otherwise use such Real Property or any portion thereof. The Real Property Leases provide the Company and AUS Sub with access to real property required to continue to conduct their business in the ordinary course consistent with past practices.

(b)  The material personal property owned, leased and licensed by the Company and the Company Subsidiaries (the “Personal Property”), the Real Property, and the UK Property include (i) all the properties and assets reflected in the Company Balance Sheet and (ii) all the properties and assets purchased by the Company or any Company Subsidiary since the date of the Company Balance Sheet, except for such properties or assets sold, used up or disposed in the ordinary course of business and consistent with the past practice of the Company or the Company Subsidiary, as applicable; provided, however, that the net effect of such changes in the aggregate were not materially adverse to the Company and the Company Subsidiaries. The properties and assets owned, leased or licensed by the Company and the Company Subsidiaries include all properties and assets used in the business of the Company and the Company Subsidiaries. The Company’s and the Company Subsidiaries’ offices and other structures and the Personal Property are in good operating condition and repair, normal wear and tear excepted, and are adequate for the uses to which they are being put. The interests of the Company and the Company Subsidiaries in the Real Property, the UK Property and the Personal Property are free and clear of all Encumbrances, except for Permitted Encumbrances and the Subsidiary Share Restrictions. The material tangible Personal Property (excluding inventory) as of the date of this Agreement is identified on Schedule 2.9(b) to the Disclosure Memorandum.

2.10 Contracts

2.10.1 Material Contracts

Schedule 2.10.1 to the Disclosure Memorandum contains an accurate and complete list of, and the Company has made available to Buyer accurate and complete copies of, every written Contract of the types described in clauses (a) through (u), below, in effect as of the date of this Agreement, to which any of the Company or the Company Subsidiaries is a party or bound by (each, a “Material Contract”); provided, however, that “Material Contract” shall not include any Distribution Agreements other than those specifically identified in clause (n) below (and, for the avoidance of doubt, no Distribution Agreement shall be included in the Contracts identified in clauses (a) – (m) and (o) – (u)).

(a)  (i) employment or consulting Contracts that either (x) provide total compensation for the 2012 calendar year that is expected to be equal to or greater than $100,000 per person or (y) cannot be terminated by the Company or a Company Subsidiary at will without liability (such as severance or other compensation), and (ii) any Retention Incentive Agreements, any Contracts that provide for Severance Payment Obligations and any Contracts that provide for other bonus or incentive compensation agreements with any current or former employees, officers or directors of the Company or any Company Subsidiary;

(b)  employee collective bargaining agreements or other contracts with any labor union;

(c)  leases, rentals, occupancy, installment and conditional sale agreements or similar agreements under which the Company or any Company Subsidiary is a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third party at an annual payment in excess of $50,000 and which are not terminable by the Company or Company Subsidiary on thirty (30) days’ notice without penalty or premium;

(d)  Contracts that require the Company or any Company Subsidiary to purchase materials, content, supplies, equipment or services from others for payment of more than $100,000 and which are not terminable by a Company or any Company Subsidiary on thirty (30) days’ notice without penalty or premium;

(e)  Contracts (excluding purchase orders, sales orders and invoices) that require the Company or any Company Subsidiary to sell assets or properties of the Company or any Company Subsidiary for more than $20,000 or require the Company or any Company Subsidiary to deliver products or services to third parties for annual payments of more than $20,000;

(f)  Contracts pursuant to which the Company or any Company Subsidiary has acquired or agreed to acquire an equity interest in or all or substantially all of the assets or business of any other Person;

(g)  Contracts relating to Indebtedness of the Company or any Company Subsidiary or other Contracts under which the Company or any Company Subsidiary guarantees Indebtedness, liabilities or obligations of any Person other than of the Company or any Company Subsidiary;

(h)  mortgages, pledges, security agreements, deeds of trust or other documents, in each case granting an Encumbrance (including liens upon properties acquired under conditional sales, capital leases or other title retention or security devices) securing obligations of the Company or any Company Subsidiary in excess of $20,000;

(i)  Contracts that contain restrictions that (i) limit the ability of the Company or any Company Subsidiary to conduct its business (including Contracts that contain noncompetition or nonsolicitation provisions), other than Contracts that contain (A) limitations on the use by the Company or any Company Subsidiary of, or the rights of the Company or any Company Subsidiary with respect to, Distribution Rights or Third-Party IP imposed by the Licensor thereof or (B) restrictions relating to confidentiality, publicity, advertising, or the use of any information, (ii) obligate the Company or any Company Subsidiary to provide exclusivity or “most favored nation” benefits to any Person, (other than provisions governing the rights of the Licensor of any Third-Party IP or its affiliates to purchase Inventory embodying the licensed Third-Party IP), or (iii) require the Company or any Company Subsidiary to purchase or sell a minimum amount of goods or services with an annual value in excess of $20,000;

(j)  Contracts between the Company or any Company Subsidiary, on the one hand, and any officer or director of the Company or any Company Subsidiary or any employee of the Company or any Company Subsidiary entitled to annual compensation, in the aggregate, of more than $100,000, on the other hand, other than employment or consulting Contracts (which, for the avoidance of doubt, shall be Material Contracts to the extent provided by Section 2.10.1(a)).

(k)  partnership or joint venture agreements, or any other Contract that requires sharing of revenues or profits or fees based on revenue or profit generation (other than royalty payments made pursuant to Intellectual Property Agreements or Distribution Agreements), or that provides for referral fees or bounties, in any case, that would reasonably be expected to require payment by the Company or any Company Subsidiary of more than $20,000 in any year.

(l)  Contracts (other than Intellectual Property Agreements) that, by their express terms, require individual capital expenditures after the date hereof in an amount in excess of $50,000;

(m)  Contracts with respect to the financing, development or other Exploitation of any entertainment product or any Intellectual Property Right therein, including any Distribution Rights, that involve an outstanding obligation as of the date hereof to or of the Company or any Company Subsidiary of more than $50,000;

(n)  The Distribution Agreements and Intellectual Property Agreements that comprise the top 30 U.S. and top 45 U.K. Royalty Reporting Groups by Video Sales Revenue for the 12-month period ended December 31, 2011, which are set forth on Schedule 2.10.1(n) to the Disclosure Memorandum and (ii) the Distribution Agreements entered into by the Company or any Company Subsidiary after December 31, 2011 with total royalty advances in excess of $100,000 (if denominated in US dollars or a currency other than British Pounds) or £60,000 (if denominated in British Pounds);

(o)  Contracts which require any Person other than the Company or any Company Subsidiary to guarantee any obligation of the Company or any Company Subsidiary;

(p)  Any advertising agreement generating revenues or requiring payment reasonably expected to exceed $25,000 annually;

(q)  Contracts relating to any interest rate, currency or commodity or derivatives or hedging transaction;

(r)  Contracts with any Governmental Body;

(s)  Contracts (excluding Intellectual Property Agreements or other Contracts relating to the Company IP) in which the Company or any Company Subsidiary agrees to provide indemnification that would reasonably be expected to result in liability in excess of $50,000;

(t)  Contracts granting a power of attorney, agency or similar authority to any Person other than the Company or any Company Subsidiary; and

(u)  other Contracts that (i) have a term of greater than one year that cannot be cancelled by the Company or any Company Subsidiary with less than 30 days’ written notice without liability, penalty or premium and (ii) involved an aggregate annual payments during fiscal 2011, or is reasonably expected to involve aggregate annual payments during fiscal 2012, in excess of $100,000.

2.10.2	No Breach of Material Contracts, Intellectual Property Agreements or Distribution Agreements

Except as set forth on Schedule 2.10.2 to the Disclosure Memorandum, neither the Company nor any of the Company Subsidiaries has breached, violated or defaulted under (with or without notice or lapse of time or both) any of the terms or conditions of any Material Contract, Intellectual Property Agreement or Distribution Agreement to which such Company or Company Subsidiary is a party. Except as set forth on Schedule 2.10.2 to the Disclosure Memorandum, each Material Contract and each other Distribution Agreement and Intellectual Property Agreement is in full force and effect and enforceable against the Company or the Company Subsidiaries, as applicable, and, to the Company’s Knowledge, each other party thereto. Except as set forth on Schedule 2.10.2 to the Disclosure Memorandum, to the Company’s Knowledge, no Material Contract, Intellectual Property Agreement or Distribution Agreement is subject to any breach, violation or default thereunder (with or without notice or lapse of time or both) by any party obligated to any of the Company or the Company Subsidiaries pursuant thereto. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any notification that any party to any Material Contract or Intellectual Property Agreement or other Distribution Agreement intends to cancel, terminate, materially modify or refuse to perform such Material Contract or Intellectual Property Agreement or other Distribution Agreement, and, as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any notification that any party to any Material Contract or Intellectual Property Agreement or other Distribution Agreement intends to refuse to renew such Material Contract or Intellectual Property Agreement or other Distribution Agreement.

2.10.3 Further Representations Regarding Distribution Agreements

(a)  Schedule 2.10.3(a) to the Disclosure Memorandum (which shall be delivered to Buyer no later than three Business Days following the initial filing of the Registration Statement and will be updated to reflect such information not less than 10 days prior to the Closing Date) will set forth with respect to each Royalty Reporting Group relating to the Distribution Agreements identified in Schedule 2.10.1(n) to the Disclosure Memorandum, the status of any contingent royalty advance payable as of January 31, 2012, the status of unrecouped advances as of December 31, 2011 and the Company’s Video Sales Revenue with respect thereto for the 12-month period ended December 31, 2011. The information set forth in Schedule 2.10.3(a) to the Disclosure Memorandum shall be true, correct and complete in all material respects. True, accurate and complete copies of all Distribution Agreements have been made available to Buyer.

(b)  Except as set forth on Schedule 2.10.3(b) to the Disclosure Memorandum, (i) to the Company’ Knowledge (without any requirement of reasonable inquiry), the Licensors have delivered or are contractually required to deliver all of the Distribution Rights that each Distribution Agreement purports to deliver and all programming, products and services contemplated to be provided pursuant to such Distribution Agreements, free and clear of any Encumbrances which would impair or interfere with the Company’s or the Company Subsidiaries’ quiet enjoyment of any granted rights throughout the applicable distribution term and territory, other than the Permitted Encumbrances; (ii) as of the date of this Agreement, neither the Company nor any Company Subsidiary has received a written notice of any Claim or otherwise has Knowledge that the Distribution Rights contemplated to be provided pursuant to any Distribution Agreement infringes the rights of any third party; and (iii) to the Company’s Knowledge, the Licensors party to each Distribution Agreement have obtained all rights, permissions, releases, consents and licenses (including all music master and synchronization licenses) required to enable the Company and the Company Subsidiaries to fully provide for the Exploitation of the relevant Distribution Rights in accordance with the terms of each applicable Distribution Agreement.

2.11 Suppliers, Licensors and Customers

Schedule 2.11 to the Disclosure Memorandum sets forth (i) the 20 largest suppliers, (ii) the 20 largest Licensors and (iii) the 20 largest customers of the Company and the Company Subsidiaries, each based on the dollar amount of cost of sales (for suppliers), aggregate advances and royalty overages paid (for Licensors) and net sales (for customers) for each of the 2010 and 2011 fiscal years and sets forth the dollar amount of cost of sales and net sales for each of the 2010 and 2011 fiscal years for such suppliers, Licensors and customers. Except as set forth on Schedule 2.11 to the Disclosure Memorandum, to the Company’s Knowledge, as of the date of this Agreement, the relationships of the Company and the Company Subsidiaries with such suppliers, Licensors and customers are good commercial working relationships. Except as set forth on Schedule 2.11 to the Disclosure Memorandum, as of the date of this Agreement, no supplier, Licensor or customer listed on Schedule 2.11 to the Disclosure Memorandum has cancelled or otherwise terminated, decreased materially, or advised the Company or any Company Subsidiary or, to the Company’s Knowledge, threatened that it intends to cancel, terminate or otherwise substantially modify its relationship with the Company or any Company Subsidiary or decrease materially or limit its services, products, supplies or materials to the Company or any Company Subsidiary, or the purchase or other usage of any of the Company’s or any Company Subsidiary’s products or services, and, to the Company’s Knowledge, no circumstance exists that would cause any such cancellation, termination, modification, decrease or limitation. Except as set forth on Schedule 2.11 to the Disclosure Memorandum, there are no pending or, to the Company’s Knowledge, threatened Claims relating to any suppliers, Licensors or customers that would reasonably be expected to have a Company Material Adverse Effect.

2.12 Warranties and Returns

Schedule 2.12 to the Disclosure Memorandum sets forth the return and refund policies that pertain to the business, products or services of the Company and the Company Subsidiaries. Schedule 2.12 to the Disclosure Memorandum also discloses the amounts charged to returns from the Company’s and the Company Subsidiaries’ operations on the Company’s and the Company Subsidiaries’ books and records for the past three fiscal years. Except as set forth on Schedule 2.12 to the Disclosure Memorandum or as set forth in the Intellectual Property Agreements or the Distribution Agreements, neither the Company nor any of its Company Subsidiaries have made any express warranties in connection with the sale or license of products or services or the performance of services. Claims against the Company or any Company Subsidiary for Warranty Costs (individually or in the aggregate) with respect to products or services during each of the Company’s last three fiscal years did not exceed $10,000, and there are no outstanding or, to the Knowledge of the Company, threatened, Claims for any such Warranty Costs that would exceed $10,000 (individually or in the aggregate).

2.13 Claims and Orders

(a)  Except as set forth on Schedule 2.13(a) to the Disclosure Memorandum, there are, and during the 36 months preceding the date of this Agreement there have been, no Claims filed, pending or involving or, to the Knowledge of the Company, threatened, and, to the Company’s Knowledge, there is no basis therefor, against the Company or any Company Subsidiary before or by any Person that would reasonably be expected to have a Company Material Adverse Effect, and there are no pending disagreements or disputes, or to the Company’s Knowledge, basis therefor, that are reasonably likely to lead to the assertion of such a Claim. There are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which the Company or any Company Subsidiary is a party or by which it is bound. To the Knowledge of the Company, there is no proposed order of any Governmental Body (or reasonable basis therefor) that, if issued or otherwise put into effect, would have a Company Material Adverse Effect.

(b)  Except as set forth on Schedule 2.13(b) to the Disclosure Memorandum, there are no presently pending or, to the Knowledge of the Company, threatened, and, to the Company’s Knowledge, there is no reasonable basis for any, civil, criminal or administrative Claims relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any product manufactured, distributed or sold by or on behalf of the Company or any Company Subsidiary.

(c)  To the Knowledge of the Company (which, with regard to the representations set forth herein regarding an officer or division manager of the Company, shall not include the actual knowledge of that officer or division manager about himself), (i) no Listed Employee has been the subject of a criminal proceeding (excluding minor traffic violations), (ii) no petition under the federal bankruptcy Laws or any state insolvency Law (or the local equivalent in the relevant jurisdiction) has been filed by or against, or a receiver or similar officer appointed for, any Listed Employee and (iii) no Listed Employee has ever been found by any Governmental Body to have violated any federal or state Laws or regulations (or Laws in any jurisdiction in which a Company Subsidiary carried on business), excluding minor traffic violations. To the Knowledge of the Company (and, with regard to those Persons other than directors and officers, to the Knowledge of the Company without a requirement of reasonable inquiry), no current director or officer, employee or contractor of the Company or any Company Subsidiary is the subject of any order, judgment or decree of, or has entered into an agreement with, any Governmental Body permanently or temporarily enjoining him or her, or otherwise limiting him or her, from engaging in any business, profession or business practice within the Designated Industry.

(d)  Except as set forth on Schedule 2.13(d) to the Disclosure Memorandum, neither the Company nor any Company Subsidiary has conducted or initiated any internal investigations (other than internal audits or employee investigations in the ordinary course of business) or made any disclosure to any Governmental Body with respect to any alleged act of material non-compliance under any applicable Laws.

2.14 Labor and Employment Matters

(a)  Each of the Company and AUS Sub have a clearly articulated procedure for employees to present complaints of unfair treatment, discrimination or harassment. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary, and the Company and the Company Subsidiaries have not experienced any work stoppage or other labor difficulty since their inception. Except as set forth on Schedule 2.14(a) to the Disclosure Memorandum, to the Knowledge of the Company, as of the date of this Agreement, no employee intends to terminate his or her employment or relationship with the Company or any Company Subsidiary. No collective bargaining agreement is binding on the Company or any Company Subsidiary. There are no organizational efforts presently being made or, to the Knowledge of the Company, threatened by or on behalf of any labor union with respect to employees of the Company or any Company Subsidiary. All employees of the Company (but excluding employees of Company Subsidiaries) are employed on an “at will” basis, are eligible to work and are lawfully employed in the United States. All employees of the Company Subsidiaries are eligible to work and are lawfully employed in their applicable jurisdiction of employment. Neither the Company nor any Company Subsidiary has characterized or treated as an independent contractor any Person currently providing services to the Company or any Company Subsidiary who under applicable Law should be characterized as an employee. Except as set forth on Schedule 2.14(a) to the Disclosure Memorandum, each employee and officer of the Company hired on or after June 2007, has executed a nondisclosure agreement in substantially the form provided to Buyer. Except as set forth on Schedule 2.14(a) to the Disclosure Memorandum, to the extent that the Company or any Company Subsidiary currently obtains or has obtained since June 2007 services through outside contractors, each Person providing such services to the Company or such Company Subsidiary has executed a nondisclosure agreement in substantially the form provided to Buyer. Schedule 2.14(a) to the Disclosure Memorandum lists, as of the date of this Agreement: (i) each employment or consulting Contract to which the Company or any Company Subsidiary is a party pursuant to which any Person is entitled to compensation or other payments from the Company or any Company Subsidiary in respect of past or future services provided, or to be provided, to the Company or any Company Subsidiary by any such Person; and (ii) each state or other jurisdiction in which the Company and each Company Subsidiary employs any Person or engages the services of any consultant.

(b)  Schedule 2.14(b) to the Disclosure Memorandum is an accurate and complete list as of the date of this Agreement showing the names and positions of all current employees, independent contractors and consultants of the Company and the Company Subsidiaries, together with the following with respect to each such individual: employer company; current employment status (whether they are actively employed or on leave of absence or layoff status); date of hire; current compensation package (including benefits and perquisites); total compensation package (including benefits and perquisites) for the 2011 calendar year; and

unused vacation, sick leave and floating holidays as of the date of the Company Balance Sheet. Except as set forth in Schedule 2.14(b) to the Disclosure Memorandum, none of the Company or the Company Subsidiaries has, because of past practices or previous commitments with respect to its employees, established any rights on the part of any of its employees to additional compensation with respect to any period after the Closing Date (other than wages and benefits in the ordinary course of business).

2.15 Employee Benefit Plans

(a)  Schedule 2.15(a) to the Disclosure Memorandum contains a complete and accurate list of all Employee Benefit Plans in effect as of the date of this Agreement. Neither the Company nor any ERISA Affiliate has any agreement, commitment or obligation to create, enter into or contribute to any additional Employee Benefit Plan, or to modify or amend any existing Employee Benefit Plan. Except as set forth in Schedule 2.15(a) to the Disclosure Memorandum, each Employee Benefit Plan may be amended and terminated by the Company or any applicable ERISA Affiliate at any time and for any reason without penalty and without liability or expense in excess of routine administrative expense of amendment or termination process. Except in connection with the alteration of Employee Benefit Plans as expressly contemplated by this Agreement, no announcement has been made (or is being considered) regarding continuing, introducing or altering any Employee Benefit Plan.

(b)  Except as set forth in Schedule 2.15(b) to the Disclosure Memorandum, the Company has delivered or made available to Buyer true, correct and complete copies (or, in the case of unwritten Employee Benefit Plans, descriptions) of all the Employee Benefit Plans in effect as of the date of this Agreement (and all amendments thereto), and to the extent applicable to a particular Employee Benefit Plan, (i) the three most recent annual reports (Form 5500 series) filed with respect to such Employee Benefit Plan; (ii) the most recent summary plan description, and all summaries of modifications related thereto, and other communications distributed or made with respect to such Employee Benefit Plan during the past 24 months; (iii) all Contracts and agreements (and any amendments thereto) relating to such Employee Benefit Plan, including each insurance policy, certificate of insurance and administrative service agreement relating to Employee Benefit Plans; (iv) the most recent opinion or determination letter issued by the IRS with respect to such Employee Benefit Plan and the application therefor; (v) the most recent annual actuarial valuation prepared for such Employee Benefit Plan; (vi) all correspondence to or from any Governmental Body relating to any Employee Benefit Plan during the past six years; and (vii) all coverage, nondiscrimination, top-heavy and Code Section 415 tests performed with respect to such Employee Benefit Plan for the last three years.

(c)  With respect to each Employee Benefit Plan: (i) such Employee Benefit Plan is, and at all times has been, maintained, administered and funded in all material respects in accordance with its terms and in compliance with all applicable Laws (including equal treatment, anti-age discrimination, and data protection requirements); (ii) the Company and its ERISA Affiliates have not breached any ERISA fiduciary duties and obligations or other material duties or obligations arising by operation of Law, by Contract or otherwise under or with respect to such Employee Benefit Plan; (iii) no transaction or event has occurred or, to the Knowledge of the Company, is threatened or about to occur (including any of the transactions contemplated in or by this Agreement) that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available; and (iv) the Company has not incurred, and there exists no condition or set of circumstances in connection with which the Company or any ERISA Affiliate would reasonably be expected to incur, directly or indirectly, any liability or expense (except for routine premium payments, contributions, benefit payments and administrative expenses) under ERISA, the Code or any other applicable Law, or pursuant to any indemnification or similar agreement, with respect to such Employee Benefit Plan.

(d)  Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has met, in all material respects, the requirements for tax qualification and its related trust or group annuity contract has met, in all material respects, the requirements for exemption from taxation under Section 501(a) of the Code. Each such Employee Benefit Plan is the subject of an unrevoked favorable opinion or determination letter from the IRS with respect to such Employee Benefit Plan’s qualified status under the Code through that legislation commonly referred to as “EGTRRA.” Nothing has occurred or is reasonably expected by the Company, any ERISA Affiliate or any Shareholder to occur that could adversely affect the qualification or exemption of any such Employee Benefit Plan or its related trust or group annuity contract. No such Employee Benefit Plan is or ever has been a “top-heavy plan,” as defined in Section 416 of the Code.

(e)  All contributions, premiums and other payments due or required to be paid to (or with respect to) each Employee Benefit Plan have been timely paid, or, if not yet due, have been accrued as a liability on the Company Balance Sheet or in the Company’s books and records for periods after the date of the Company Balance Sheet. All Taxes that are required by Law to be withheld from benefits derived under the Employee Benefit Plans have been properly withheld and remitted to the proper depository in a timely manner.

(f)  As of the date of this Agreement, there are no Claims (other than routine Claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to (or against the assets of) any Employee Benefit Plan, nor, to the Company’s Knowledge, is there a reasonable basis for any such Claim. As of the date of this Agreement, no Employee Benefit Plan is under investigation, audit or review by the IRS, DOL or any other Governmental Body and, to the Knowledge of the Company, no such action is contemplated or under consideration by the IRS, DOL or any other Governmental Body. No compliance submission through the IRS’s Employee Plans Compliance Resolution System or the DOL’s Voluntary Fiduciary Compliance Program has been made, is pending, in progress or is being or has been considered.

(g)  Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, and none of such Persons has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a “multiemployer plan,” as defined in Section 3(37) or Section 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, or (iv) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA.

(h)  Other than the Severance Payment Obligations and any statutory or other required “notice” periods and payments under applicable law (and, for the avoidance of doubt, excluding amounts payable (i) with respect to unemployment benefits, (ii) in connection with the termination of an employee that constitutes a “redundancy” under applicable United Kingdom or Australian law or (iii) as a result of any violation of any federal, state, local or foreign Law governing the termination of employees), neither the Company, any ERISA Affiliate nor any Employee Benefit Plan provides or has any obligation to provide (or contribute toward the cost of) post-employment or post-termination benefits of any kind, including death and medical benefits, with respect to any current or former officer, employee, agent, director or independent contractor of the Company, other than continuation coverage mandated by Sections 601 through 608 of ERISA and Section 4980B(f) of the Code.

(i)  Other than the Incentive Payment Obligations and as set forth on Schedule 2.15(i) to the Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement and the other Operative Documents (either alone or upon the occurrence of any additional or subsequent event(s)) will (i) entitle any individual to severance pay, unemployment compensation or any other payment from the Company, any of their respective Affiliates or any Employee Benefit Plan to which such individual would not have otherwise been entitled but for the consummation of the transactions contemplated by this Agreement and the other Operative Documents, (ii) otherwise increase the amount of compensation due from the Company or any Company Subsidiary to any individual or (except as expressly contemplated by this Agreement) forgive Indebtedness owed by any individual to the Company or any Company Subsidiary, (iii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit, under any Employee Benefit Plan, (iv) require the Company, Buyer or any of their respective Affiliates to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual, or (v) impair in any way the rights of the Company under any Employee Benefit Plan.

(j)  Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, including any Stock Purchase Rights, is, and at all times has been, maintained, administered, operated and funded in all material respects in accordance with the applicable requirements of Section 409A of the Code.

(k)  The Company has not received services from (i) any individual whom the Company treated as an independent contractor, but who should have been treated as a common law employee of the Company, or (ii) any individual who constituted a leased employee of the Company under Section 414(n) of the Code.

(l)  Each Employee Benefit Plan that is maintained in a jurisdiction outside of the United States or for employees outside of the United States has been maintained in compliance with all applicable Laws and any and all costs and liabilities associated with such Employee Benefit Plans have been set forth in the Financial Statements.

2.16 Intellectual Property

2.16.1 Company Intellectual Property

Except as set forth on Schedule 2.16.1 to the Disclosure Memorandum, the Company, directly or through a Company Subsidiary, (a) has acquired title to or has independently (except for the use of consultants and contractors pursuant to work-for-hire arrangements),developed and exclusively owns or has a valid right or license to Exploit all of the Company Technology and all Company Intellectual Property Rights, other than the Greenlit Rights (collectively, the “Company IP”) and (b) to the Company’s Knowledge, has acquired title to and exclusively owns or has a valid right or license to Exploit the Greenlit Rights. The Company IP is sufficient for the conduct of the Company’s and the Company Subsidiaries’ business as currently conducted. As used in this Agreement, “Company-Owned IP” means the Company IP that is owned by the Company or any Company Subsidiary and “Third Party IP” means the Company IP that is not owned by the Company or any Company Subsidiary.

2.16.2 Intellectual Property Agreements

Schedule 2.16.2 to the Disclosure Memorandum lists all Intellectual Property Agreements in effect as of the date of this Agreement, excluding any Intellectual Property Agreements that are also Distribution Agreements and those Intellectual Property Agreements requiring one-time or recurring annual payments in an amount less than $20,000. The Company, directly or through a Company Subsidiary, owns all rights, title and interests in and to all the Company-Owned IP free and clear of all Encumbrances, except for Permitted Encumbrances and the Outbound Licenses.

2.16.3 Third Party Intellectual Property

The Company’s rights (or the rights of the relevant Company Subsidiary) in and to the Third Party IP are free and clear of all Encumbrances created by the Company or any Company Subsidiary and, to the Company’s Knowledge, created by any other Person, other than Permitted Encumbrances.

2.16.4 Payments

Except for payments contemplated by the terms of any Intellectual Property Agreement, no royalties, commissions, honoraria, fees or other payments are payable by the Company or any Company Subsidiary to any Person by reason of the Exploitation of any Company IP or Third Party IP other than the Greenlit Rights in the conduct of the Company’s or any Company Subsidiary’s business as currently conducted and excluding any rights pursuant to Contracts for commercial off-the-shelf software requiring one-time or recurring annual payments in an amount less than $20,000. To the Company’s Knowledge, except for payments contemplated by the terms of any Intellectual Property Agreement or Distribution Agreement with respect thereto or as set forth on Schedule 2.16.4 to the Disclosure Memorandum, no royalties, commissions, honoraria, fees or other payments are payable by the Company or any Company Subsidiary to any Person by reason of the Exploitation of the Greenlit Rights in the conduct of the Company’s or any Company Subsidiary’s business as currently conducted.

2.16.5 No Infringement

The Exploitation of the Company IP (upon the terms and subject to the conditions of the applicable Inbound License, in the case of Third Party IP) and the operation of the Company’s and the Company Subsidiaries’ business as currently conducted: (a) other than with respect to the Greenlit Rights, does not, and with respect to the Greenlit Rights, to the Company’s Knowledge does not, presently infringe, violate or interfere with or constitute an active misappropriation of any Intellectual Property Right of any Person except as set forth on Schedule 2.16.5 to the Disclosure Memorandum and (b) to the Company’s Knowledge, without any obligation to make any inquiry, does not presently and will not constitute unfair competition or unfair trade practices under the Laws of any jurisdiction to which the Company or any Company Subsidiary is subject. Except as set forth on Schedule 2.16.5 to the Disclosure Memorandum, as of the date of this Agreement, there is no actively pending or, to the Knowledge of the Company, threatened Claim that any of the Company-Owned IP or, to the Company’s Knowledge, any Third-Party IP is invalid or contesting the ownership or right of the Company or any Company Subsidiary to Exploit any of the Company IP, nor does the Company have Knowledge of any reasonable basis for any such Claim. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any oral or written opinions of counsel relating to the active infringement, misappropriation, violation, invalidity or unenforceability of any Company IP.

2.16.6 Intellectual Property Registrations

Schedule 2.16.6 to the Disclosure Memorandum sets forth, as of the date of this Agreement, all registrations and applications made by or on behalf of the Company or any Company Subsidiary in any jurisdiction, domestic, foreign or otherwise, of any patents, copyrights, mask works, trademarks, service marks, design rights, rights in Internet or World Wide Web domain names or URLs and all registrations and applications of any Company-Owned IP and all foreign equivalents (collectively, “Company IP Registrations”). All of the Company IP Registrations are valid and in force as of the date of this Agreement, except for (a) those Company IP Registrations listed as “pending” on Schedule 2.16.6 to the Disclosure Memorandum, (b) those Company IP Registrations with respect to the Greenlit Rights (the “Greenlit Registrations”) which, to the Company’s Knowledge, are valid and in force and (c) as set forth on Schedule 2.16.6 to the Disclosure Memorandum. Neither the Company nor any Company Subsidiary has conducted its business or used or enforced (or failed to use or enforce) the Company IP in a manner that would result in the abandonment, cancellation or unenforceability of any of the Company IP (other than the Greenlit Rights) or the Company IP Registrations (other than the Greenlit Registrations) that is currently used in the ordinary course of the Company’s or any Company Subsidiary’s business, and to the Company’s Knowledge, neither the Company nor any Company Subsidiary has conducted its business or used or enforced (or failed to use or enforce) the Greenlit Rights in a manner that would result in the abandonment, cancellation or unenforceability of any of the Greenlit Rights or the Greenlit Registrations. Neither the Company nor any Company Subsidiary has taken (or failed to take) any action that would result in the forfeiture or relinquishment of any of such Company IP or Company IP Registrations, other than the Greenlit Rights and the Greenlit Registrations, and to the Company’s Knowledge, neither the Company nor any Company Subsidiary has taken (or failed to take) any action that would result in the forfeiture or relinquishment of any of the Greenlit Rights or the Greenlit Registrations. Except as set forth on Schedule 2.16.6 to the Disclosure Memorandum, as of the date of this Agreement, there have been no interferences, re-examinations or oppositions brought or, to the Company’s Knowledge, threatened to be brought involving any of the Company IP Registrations (other than the Greenlit Registrations), to the Company’s Knowledge, there have been no interferences, re-examinations or oppositions brought or threatened to be brought involving the Greenlit Registrations, nor, to the Knowledge of the Company, is there any reasonable basis for any such interference, re-examination or opposition. Except as set forth on Schedule 2.16.6 to the Disclosure Memorandum, as of the date of this Agreement, the Company or a Company Subsidiary has the sole right to file, prosecute and maintain all existing applications and registrations with respect to the Company-Owned IP other than the Greenlit Rights, and, to the Company’s Knowledge, the Company has the sole right to file, prosecute and maintain all existing applications and registrations with respect to the Greenlit Rights.

2.16.7 Confidentiality

The Company and each Company Subsidiary have taken commercially reasonable steps to protect, preserve and maintain the confidentiality of their confidential and proprietary information and data. Without limitation of the foregoing, neither the Company nor any Company Subsidiary has disclosed confidential or proprietary information to any Person other than an officer, director, employee or consultant of the Company or any Company Subsidiary unless such disclosure was under a written nondisclosure agreement. Neither the Company nor any Person acting on the Company’s behalf has deposited, disclosed or delivered to any Person or agreed to or permitted the deposit, disclosure or delivery to any Person, of any Source Code.

2.16.8 Agreements With Employees and Contractors

Except as set forth on Schedule 2.14(a) to the Disclosure Memorandum, each (i) director, officer, employee, consultant and contractor of the Company who has been involved in, or who has contributed to, the creation or development of any Company-Owned IP, hired or engaged on or after June 2007, has executed an agreement in substantially the form provided to Buyer. Complete and correct copies of the form of such agreements has been delivered or made available to Buyer.

2.16.9 No Violation of Other Agreements

To the Company’s Knowledge, no current director, officer, employee, consultant or contractor of the Company or any Company Subsidiary (a) is in material violation of any provision or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, non-disclosure agreement, noncompetition agreement or any other Contract with any Person by virtue of such director’s, officer’s, employee’s, consultant’s or contractor’s being employed by, performing services for, or serving on the board of directors of the Company or any Company Subsidiary, (b) is using or has used any trade secrets or other confidential or proprietary information of any Person in connection with performing any services for the Company or any Company Subsidiary or the development or creation of any Company-Owned IP, or (c) has developed or created any Company-Owned IP that is subject to any agreement under which such director, officer, employee, consultant or contractor has assigned or otherwise granted any Person (other than the Company or any Company Subsidiary) any rights in or to any of such Company-Owned IP. To the Company’s Knowledge, the employment of any current or former employee of the Company or any Company Subsidiary and the use by the Company or any Company Subsidiary of any services of any current or former director, officer, consultant or contractor, has not subjected and does not subject the Company or any Company Subsidiary to any liability to any Person for improperly engaging or soliciting to engage such director, officer, employee, consultant or contractor.

2.16.10 Infringement Regarding Intellectual Property

Except as set forth on Schedule 2.16.10 to the Disclosure Memorandum, as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any notice (whether written, oral or otherwise) or has any Knowledge that any Person is infringing, violating or misappropriating, or has infringed, violated or misappropriated, any part of the Company IP or otherwise making, or made, any unauthorized use or disclosure of the Company IP.

2.16.11 Public Software

No Public Software was or is incorporated in whole or in part into or otherwise forms any part of any of the Company IP in a manner that would reasonably be expected to require any Source Code to be publicly disclosed.

2.16.12 Warranty Against Defects

The Company software included in the Company-Owned IP and used in any Company Technology, products or service does not, to the Company’s Knowledge, contain any disabling mechanisms or protection features that are designed to disrupt or prevent the use of the Company Technology, product or service, including computer viruses or time locks.

2.16.13 Indemnification

Except in the ordinary course of business, neither the Company nor any Company Subsidiary has entered into any agreement to indemnify any Person against any charge of infringement, misappropriation, violation, misuse, abuse or other interference by the Company IP or by the use of the Company IP of or with any other Intellectual Property Right. Other than in connection with indemnification obligations entered into in the ordinary course of the Company’s business, neither the Company nor any Company Subsidiary has entered into any agreement granting any Person the right to bring or control any infringement, invalidation or other action with respect to, or otherwise to enforce any right in, any of the Company IP.

2.16.14 Collection and Use

Company and each Company Subsidiary is in compliance in all material respects with all applicable Laws, and Company or Company Subsidiary contractual obligations governing the collection, interception, storage, receipt, purchase, sale, transfer, processing and use (“Collection and Use”) of all data or information constituting the personal information of any natural person, including employees, that has been collected or otherwise obtained by Company or a Company Subsidiary, including all such information subject to any applicable Law respecting the privacy of financial, credit, medical or other information, including name, address, telephone number, fax number, electronic mail address or other contact information, social security or insurance numbers, bank account number or credit card numbers, racial or ethnic origin, political opinions, religious or philosophical beliefs, trade or labor union membership, physical or mental health, sexual life, criminal offenses or any data that would identify any natural person, together with any other information about a natural person which is combined with or linked to any of the foregoing information, and including all de-identified data and all aggregated data derived from any of the foregoing information (collectively, “Personally Identifiable Information”). The Company’s or any Company Subsidiary’s Collection and Use of such Personally Identifiable Information are in accordance in all material respects with Company’s or Company Subsidiary’s privacy policy (or applicable terms of use) as published on its website or any other privacy policies (or applicable terms of use), documents, or promises or representations presented to or impliedly agreed to with employees, consumers or customers (actual or potential), or other Persons and to which Company or such Company Subsidiary is bound or otherwise subject and any contractual obligations of the Company or any Company Subsidiary’s to its customers (actual or potential), employees, or other persons or entities regarding privacy, security or confidentiality (collectively, “Personally Identifiable Information Obligations”). Neither Company nor any Company Subsidiary uses, collects, or receives social security numbers other than in the ordinary course of its payroll practices. The execution or delivery of this Agreement or any other Operative Document, or the performance of the Company’s or any Company Subsidiary’s obligations hereunder or thereunder, or transfer of all Personally Identifiable Information to Buyer and Buyer’s use of such information to carry on the business conducted by the Company and the Company Subsidiaries will not materially violate any such applicable Law or any of the Company’s or any Company Subsidiary’s Personally Identifiable Information Obligations.

2.16.15 Security and Disaster Recovery

The Company and each Company Subsidiary have implemented and maintained, consistent with customary industry practices and their obligations to third parties, security and other commercially reasonable measures to protect the Company’s computers, networks, software and databases.

2.17 Corporate Books and Records

The Company has delivered or made available to Buyer accurate and complete copies of (a) the Governing Documents of the Company and each Company Subsidiary as currently in effect, including all amendments thereto, (b) the minute books of the Company and each Company Subsidiary, and (c) stock or share transfer records of the Company and each Company Subsidiary (including the register of members, register of allotments and register of transfers of the Company Subsidiaries). Such books and records reflect all meetings of the Company’s and each Company Subsidiary’s shareholders, board of directors and any committees of such boards since inception or incorporation (as applicable) of the Company and each such Company Subsidiary, as applicable, and such minutes accurately reflect the actions taken at such meetings in all material respects. Such stock or share transfer records accurately reflect all issuances and allotments, transfers and cancellations of shares and/or shares of capital stock and Stock Purchase Rights of the Company and each Company Subsidiary since inception or incorporation (as applicable) of the Company and each such Company Subsidiary, as applicable. Except as set forth in Schedule 2.17 to the Disclosure Memorandum, all accounts, books, ledgers and official and other records material to the business of the Company and the

Company Subsidiaries maintained by the Company or the Company Subsidiaries have been properly and accurately kept in all material respects, and there are no material inaccuracies or discrepancies contained or reflected therein. The Company and the Company Subsidiaries have under their control or possession all material records, systems, data or information used in the business of the Company and the Company Subsidiaries. Schedule 2.17 to the Disclosure Memorandum sets forth the locations at which the records of the Company are stored as of the date of this Agreement.

2.18 Licenses; Compliance With Laws

(a)  Each of the Company and the Company Subsidiaries has received all approvals, authorizations, consents, licenses, orders, registrations and permits of all Governmental Bodies necessary for the conduct of the Company’s and each Company Subsidiary’s business and use of the Real Property, the UK Property or the Personal Property, except where the failure to obtain such an authorization, consent, license, order, registration or permit would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Schedule 2.18 to the Disclosure Memorandum, each of the Company and the Company Subsidiaries is and has at all times been in compliance in all material respects with all domestic and foreign Laws applicable to it, to its employees and other workers or to its business or property (including those relating to anti-money laundering and anti-terrorism (including the Foreign Corrupt Practices Act of 1977, as amended) and unfair and deceptive trade practices).

(b)  Each of the Company and the Company Subsidiaries is, and at all times has been, in compliance in all material respects with all Environmental Laws applicable to its business or property. Neither the Company nor any Company Subsidiary has received from any Governmental Body or any Person any written notification alleging that such entity is not or was not in compliance with any Environmental Law.

(c)  There is no Claim relating to or arising under any Environmental Law or Environmental Permit that is pending or, to the Company’s Knowledge, threatened against or affecting either Company or any Company Subsidiary pertaining to the business of the Company or any Company Subsidiary or any of the Real Property or the UK Property. None of the Real Property or the UK Property is currently listed on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System or any comparable state list. There have been no Releases of Hazardous Materials at, on, under, in, to or from any of the Real Property or the UK Property in amounts that may give rise to any Environmental liability or Claim. To the Knowledge of the Company, there has been no Release of Hazardous Materials at, on, under or from any other real property that has migrated to, on or under any of the Real Property or the UK Property.

2.19 Insurance

Schedule 2.19 to the Disclosure Memorandum sets forth an accurate and complete list of all insurance policies maintained by the Company and each Company Subsidiary as of the date of this Agreement and includes the policy number, amount of coverage and contact information for each such policy. The insurance policies or binders maintained by the Company and each Company Subsidiary are sufficient for material compliance with all requirements of Law applicable to the Company and each Company Subsidiary and with all Contracts to which the Company or any Company Subsidiary is a party, are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company and the Company Subsidiaries, will remain in full force and effect through the respective expiration dates of such policies or binders without the payment of additional premiums (except for premiums due on an installment basis, which, with respect to policies in effect as of the date of this Agreement, are identified on Schedule 2.19 to the Disclosure Memorandum), and will not be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement. Schedule 2.19 to the Disclosure Memorandum also separately sets forth an accurate and complete list of all Material Contracts under which the Company or any Company Subsidiary is required to maintain insurance coverage or to name a Person as an additional insured under any insurance policy of the Company or such Company Subsidiary except where failure to maintain such insurance coverage could not result in a Company Material Adverse Effect. The Company and the Company Subsidiaries have not been refused any insurance, nor has their coverage been limited, by any insurance carrier, and there are no disputed Claims relating to any insurance policy regarding coverage.

2.20 Brokers or Finders

The Company and the Company Subsidiaries do not and will not have, directly or indirectly, any liability for brokerage or finders’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, other than to Allen & Company (and all fees, costs and expenses owing to Allen & Company by the Company and the Company Subsidiaries in connection with this Agreement or any transaction contemplated hereby are Transaction Costs of the Company and Company Subsidiaries).

2.21 Bank Accounts

Schedule 2.21 to the Disclosure Memorandum sets forth, as of the date of this Agreement, (a) an accurate and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company and each Company Subsidiary have an account or safe deposit box or maintain a banking, custodial, trading or other relationship and (b) an accurate and complete list of each such account, box and relationship, indicating in each case, the type of account, the value of the account as of a recent date indicated therein, the account number and the names of the respective officers, employees, agents or other similar representatives of the Company and each Company Subsidiary having access or signatory power with respect thereto.

2.22 Related Person Transactions

Except as described in Schedule 2.22 to the Disclosure Memorandum, since January 1, 2008, neither the Company nor any of the Company Subsidiaries has loaned or borrowed any amounts to or from, and does not have outstanding any Indebtedness or other similar obligations to or from, any Affiliate of the Company or any of the Company Subsidiaries or any Shareholder. Except as described in Schedule 2.22 to the Disclosure Memorandum, since January 1, 2008, neither the Company nor any Company Subsidiary nor, to the Company’s Knowledge, any director, officer or employee of the Company or any Company Subsidiary (except in his or her official capacities to any such Person), has owned any direct or indirect interest of any kind in (other than by virtue of passively owning less than 1% of the voting power of a publicly-traded company), or controls or is a director, officer, employee or partner of, or consultant to, or has the right to participate in the profits of, any Person which is (a) a competitor, supplier, distributor, customer, landlord, tenant, creditor or debtor of the Company or any of the Company Subsidiaries, (b) engaged in business in competition with the Company or any of the Company Subsidiaries, or (c) a participant in any material transaction to which the Company or any of the Company Subsidiaries has been a party.

2.23 Inventory

The DVD attached as Schedule 2.23 to the Disclosure Memorandum contains a list of the Inventory owned by the Company and the Company Subsidiaries as of February 29, 2012, which list is accurate and complete in all material respects, subject to any applicable reserve or write-off reflected in the Company Balance Sheet. Subject to any applicable reserve or write-off reflected in the Company Balance Sheet, such Inventory consists solely of, and the Inventory to be purchased by Buyer hereunder will consist solely of, materials, products, services and goods of a quality and quantity which are usable in the ordinary course of business consistent with past practice of the Company and the Company Subsidiaries, or the business to be carried on by Buyer, as the case may be. The Inventory is adequate for the historical needs of the business of the Company and the Company Subsidiaries. All Inventory is owned by the Company or a Company Subsidiary free and clear of all Encumbrances created by the Company or any Company Subsidiary and, to the Company’s Knowledge, created by any other Person, except Permitted Encumbrances.

2.24 Absence of Certain Business Practices

The Company and the Company Subsidiaries have not, and, to the Company’s Knowledge, no Shareholder, Affiliate or agent of the Company or any of the Company Subsidiaries (in his, her or its capacity as such), and no other Person acting on behalf of or associated with the Company or any of the Company Subsidiaries, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier or employee or agent of any customer or supplier; or (b) directly or indirectly given or agreed to give any money, gift or similar benefit to any customer, supplier or employee or agent of any customer or supplier, any official or employee of any Governmental Body, or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Company or any of the Company Subsidiaries (or assist the Company or any of the Company Subsidiaries in connection with any actual or proposed transaction), in each case which (i) may subject the Company or any of the Company Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation, investigation or other proceeding of any kind or (ii) may result in a Company Material Adverse Effect.

2.25 Business Continuity

None of the material computer software, computer hardware (whether general or special purpose), telecommunications capabilities (including voice, data and video networks) and other similar or related items of automated, computerized or software systems and any other networks or systems and related services that are used by or relied on by the Company or any of the Company Subsidiaries in the conduct of its business (collectively, the “Systems”) have experienced failures, breakdowns, or continued substandard performance in the past twelve (12) months that has caused any material disruption or interruption in or to the use of any such Systems by the Company or any of the Company Subsidiaries, except for failures, breakdowns or substandard performance resulting from interruption in utility services not caused by the Company or any Company Subsidiary.

2.26 Incentive Payment Obligations

The aggregate Incentive Payment Obligations represent, as of the date of this Agreement (a) the maximum retention bonus obligations that the Company and the Company Subsidiaries, or successor, would be obligated to pay if their employees were to remain employed by the Company or the applicable Company Subsidiary following the Closing Date and (b) the maximum Closing Bonus Obligations that the Company or any Company Subsidiary, or successor, would be obligated to pay to their respective employees contingent upon the consummation of the transactions contemplated by this Agreement, without regard to whether such employees were to remain employed by the Company or the applicable Company Subsidiary following the Closing.

2.27 Severance Payment Obligations

The aggregate Severance Payment Obligations as set forth on Schedule 2.27 to the Disclosure Memorandum represent, as of the date of this Agreement, the maximum Severance Payment Obligations that the Company or any Company Subsidiary, or successor, would be obligated to pay if their employees were terminated on or after the Closing Date.

2.28 Full Disclosure

No information provided or made available by the Company or any Company Subsidiary to Buyer or its representatives or advisors pursuant to the express terms of this Agreement (including the Financial Statements and all information in the Disclosure Memorandum and the other Exhibits hereto) or the other Operative Documents contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements so made or information so delivered not misleading. All information disclosed to Buyer and its representatives by the Company in the data room documents listed in the data room index or contained in the data room is complete in the sense that the copies do not deviate from the originals and do not omit any information which Buyer would in its reasonable judgment consider as material.

ARTICLE IIA
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

In order to induce Buyer to enter into and perform this Agreement, each of the Shareholders, individually and not jointly, represents and warrants to Buyer as of the date of this Agreement and as of the Closing as follows.

2A.1 Ownership

Except as set forth on Schedule 2A.1 to the Disclosure Memorandum, such Shareholder owns beneficially and of record the shares of Stock and the Options and other Stock Purchase Rights set forth opposite such Shareholder’s name on Schedule 1.2.4 to the Disclosure Memorandum free and clear of any Encumbrance other than the Company Share Restrictions, and no Person other than such Shareholder has any interest in such Stock, Options or other Stock Purchase Rights, and such Shareholder does not own, directly or indirectly, any other interest in, Stock, Options or other Stock Purchase Rights.

2A.2 Enforceability; No Conflicts

(a)  Such Shareholder has full power or capacity and authority to execute and deliver this Agreement and the other Operative Documents to which such Shareholder is a party, to make the representations, warranties and covenants herein and therein contained and to perform such Shareholder’s obligations hereunder and thereunder. The execution, delivery and performance by each Shareholder that is an entity, of this Agreement and the other Operative Documents to which it is a party have been duly authorized by all necessary action on the part of each such Shareholder. This Agreement has been duly executed and delivered by such Shareholder and, assuming the execution and delivery hereof by each other party hereto, is the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms. Each of the other Operative Documents to which such Shareholder is (or will be) a party, when executed and delivered by such Shareholder, assuming the execution and delivery hereof by each other party hereto, will be the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

(b)  The execution, delivery and performance by such Shareholder of this Agreement and the other Operative Documents to which such Shareholder is a party, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of the terms hereof and thereof by such Shareholder do not and will not (i) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of any Law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to such Shareholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, other than compliance with the requirements of the HSR Act, (iii) result in a default (with or without the giving of notice or lapse of time, or both) under, or acceleration or termination of, or the creation in any Person of the right to accelerate, terminate, modify or cancel, any material Contract, obligation or liability to which such Shareholder is a party or by which such Shareholder is bound, (iv) if such Shareholder is an entity, conflict with or result in a breach of or constitute a default under any provision of the governing documents or such Shareholder, or (v) result in the creation of any Encumbrance on any of such Shareholder’s Stock.

(c)  Each Shareholder, if an entity, has been duly organized and is validly existing and in good standing in the jurisdictions and as the form of business entity set forth on Schedule 2A.2(c) to the Disclosure Memorandum.

2A.3 Full Disclosure

No statement or other information furnished by such Shareholder to Buyer or its representatives or advisors pursuant to the express terms of this Agreement or the other Operative Documents contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements so made or information so delivered not misleading.

2A.4 Brokers or Finders

Such Shareholder has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2A.5 Legal and Tax Consequences

Such Shareholder has had an opportunity to review with such Shareholder’s own legal and Tax advisors the legal and Tax consequences to such Shareholder relating to entering into and the transactions contemplated by, this Agreement. Such Shareholder understands that such Shareholder must rely solely on such Shareholder’s advisors and not on any statements or representations by Buyer, the Company, any Company Subsidiary or any of their respective representatives. Such Shareholder understands the legal ramifications and that such Shareholder shall be solely responsible for any Tax liability to or of such Shareholder, that may arise from the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER

In order to induce the Company and the Shareholders to enter into and perform this Agreement, Buyer represents and warrants to the Company and the Shareholders as of the date of this Agreement and as of the Closing, and Holdings represents and warrants to the Company and the Shareholders as of the date that Holdings becomes a party to this Agreement and as of the Closing, as follows:

3.1 Organization and Good Standing

Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada. Buyer has all requisite corporate power and authority to enter into and consummate the transactions contemplated by this Agreement, to own, operate and lease its properties and assets and to carry on its business as now conducted and as currently proposed to be conducted. Buyer has made available through its public filings made with the SEC to the Company and the Shareholders accurate and complete copies of the governing documents of Buyer as currently in effect, including all amendments thereto. Upon its formation, Holdings will be a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada and will have all requisite corporate power and authority to enter into and consummate the transactions contemplated by this Agreement, to own, operate and lease its properties and assets and to carry on its business as proposed to be conducted. Upon its formation, Holdings shall have made available to the Company and the Shareholders accurate and complete copies of the governing documents of Holdings, including all amendments thereto. The rights, preferences and privileges of a holder of a share of Holdings Common Stock shall be substantially the same as the rights, preferences and privileges of a holder of a share of Buyer Common Stock after the consummation of Buyer’s initial Business Combination (as defined in the Buyer Articles of Incorporation).

3.2 Authority and Enforceability

Buyer has the power and authority to execute and deliver this Agreement and the other Operative Documents to which it is a party and to perform its obligations hereunder and thereunder. All necessary corporate action on the part of Buyer and its directors, officers and stockholders necessary for the authorization, execution, delivery and performance by Buyer of this Agreement and the other applicable Operative Documents to which Buyer is a party, and the consummation of the transactions contemplated thereby, has been taken. This Agreement has been duly executed and delivered by Buyer and is the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, and each of the other Operative Documents to which Buyer is (or will be) a party, when executed by Buyer, will be the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

3.3 No Approvals; No Conflicts

The execution, delivery and performance by each of Buyer and Holdings of this Agreement and the other Operative Documents to which Buyer or Holdings is a party, and the consummation by Buyer and Holdings of the transactions contemplated hereby and thereby, will not (a) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of Law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to Buyer or Holdings, (b) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, except for the applicable requirements of the Securities Act and the Exchange Act and compliance with requirements of the HSR Act, (c) conflict with or result in a breach of or constitute a default under any provision of the Buyer

Articles of Incorporation, Buyer’s Bylaws, the articles of incorporation or Bylaws of Holdings, as amended and in effect from time to time, or any Buyer Material Contract or (d) result (immediately or with the passage of time or otherwise) in the creation or imposition of any Encumbrance upon any of the properties, rights or assets of Buyer or Holdings or any shares of Buyer Common Stock or Holdings Common Stock.

3.4 Capitalization

(a)  The authorized capital stock of Buyer consists of (i) 250,000,000 shares of Buyer Common Stock and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share (“Buyer Preferred Stock”). As of the date of this Agreement, (i) 17,968,750 shares of Buyer Common Stock are issued and outstanding (which includes 13,622,664 shares subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable, (ii) no shares of Buyer Common Stock are held in the treasury of Buyer, and (iii) 21,041,667 shares of Buyer Common Stock are reserved for future issuance pursuant to warrants. As of the date of this Agreement, there are no shares of Buyer Preferred Stock issued and outstanding. Except as set forth in this Section 3.4, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Buyer or obligating Buyer to issue or sell any shares of capital stock of, or other equity interests in, Buyer. All shares of Buyer Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Buyer to repurchase, redeem or otherwise acquire any shares of Buyer Common Stock. There are no outstanding contractual obligations of Buyer to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(b)  Prior to the consummation of the transactions contemplated by the Merger Agreement, Buyer shall own, beneficially and of record, all of the issued and outstanding shares of capital stock of Holdings.

3.5 SEC Filings and Financial Statements.

(a)  Buyer has filed all forms, reports and documents required to be filed by it with the SEC since its inception, together with any amendments, restatements or supplements thereto, and will file all such forms, reports and documents required to be filed subsequent to the date of this Agreement (the “Additional Buyer SEC Reports”). Buyer has made available to the Company, in the form filed with the SEC, (i) its Quarterly Reports on Form 10-Q for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011, and (ii) all other forms, reports and other registration statements (other than Quarterly Reports on Form 10-Q not referred to in clause (i) above) filed by Buyer with the SEC since its inception (the forms, reports and other documents referred to in clauses (i) and (ii) above being, collectively, the “Buyer SEC Reports”). The Buyer SEC Reports were, and the Additional Buyer SEC Reports will be, prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder. The Buyer SEC Reports did not, and the Additional Buyer SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Buyer SEC Report or Additional Buyer SEC Report has been or is revised or superseded by a later filed Buyer SEC Report or Additional Buyer SEC Report) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)  Each of the financial statements (including, in each case, any notes thereto) contained in the Buyer SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of Buyer as at the respective dates thereof and for the respective periods indicated therein.

(c)  Except as and to the extent set forth on the balance sheet of Buyer as at September 30, 2011, including the notes thereto (the “2011 Buyer Balance Sheet”), Buyer has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for (i) liabilities and obligations incurred since the date of the 2011 Buyer Balance Sheet in the ordinary course of business which are not, individually or in the aggregate, material to Buyer; (ii) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement; and (iii) liabilities and obligations which are not, individually or in the aggregate, material to Buyer.

(d)  Buyer has heretofore furnished to the Company complete and correct copies of all amendments and modifications that have not been filed by Buyer with the SEC to all agreements, documents and other instruments that previously had been filed by Buyer with the SEC and are currently in effect.

(e)  Buyer has made available to the Company all comment letters received by Buyer from the SEC or the staff thereof since its inception and all responses to such comment letters filed by or on behalf of Buyer.

(f)  To the knowledge of Buyer, each director and executive officer of Buyer has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(g)  Buyer has timely filed and made available to the Company all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Buyer SEC Report (the “Buyer Certifications”). Each of the Buyer Certifications is true and correct. Buyer maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning Buyer is made known on a timely basis to the individuals responsible for the preparation of Buyer’s SEC filings and other public disclosure documents. Section 3.5(g) of the Buyer Disclosure Schedule lists, and Buyer has made available to the Company, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 3.5, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(h)  Buyer maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. Buyer has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Buyer maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Section 3.5(h) of the Buyer Disclosure Schedule lists, and Buyer has made available to the Company complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

(i)  Section 3.5(i) of the Buyer Disclosure Schedule contains a description of all non-audit services performed by Buyer’s auditors for Buyer since the date of Buyer’s formation and the fees paid for such services; further, all such non-audit services were approved by the audit committee of the Buyer Board. Buyer has no off-balance sheet arrangements.

(j)  Neither Buyer nor, to the knowledge of Buyer, any manager, director, officer, employee, auditor, accountant or representative of Buyer has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Buyer has engaged in questionable accounting or auditing practices. No attorney representing Buyer, whether or not employed by Buyer, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors, employees or agents to the Buyer Board or any committee thereof or to any director or officer of Buyer. Since Buyer’s inception, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Buyer Board or any committee thereof.

(k) To the knowledge of Buyer, no employee of Buyer has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither Buyer nor any officer, employee, contractor, subcontractor or agent of Buyer has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Buyer in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

(l)  All accounts payable of Buyer reflected on the 2011 Buyer Balance Sheet or arising thereafter are the result of bona fide transactions in the ordinary course of business. Since the date of the 2011 Buyer Balance Sheet, Buyer has not altered in any material respects its practices for the payment of such accounts payable, including the timing of such payment.

3.6 Absence of Certain Changes.

Since February 15, 2011, except as set forth in Section 3.6 of the Buyer Disclosure Schedule, or as expressly contemplated by this Agreement, or specifically disclosed in any Buyer SEC Report filed since February 15, 2011 and prior to the date of this Agreement, (a) Buyer has conducted its business only in the ordinary course and in a manner consistent with past practice and the description thereof set forth in the Buyer SEC Reports filed prior to the date of this Agreement, and (b) there has not been any Buyer Material Adverse Effect.

3.7 Operations of Holdings.

Holdings shall be a direct, wholly owned subsidiary of Buyer, formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the Merger Agreement. As of the Closing, Holdings shall have engaged in no other business activities and shall have conducted its operations only as contemplated by this Agreement and the Merger Agreement.

3.8 Brokers or Finders

No broker, finder or investment banker (other than Lazard Capital Markets and Lazard Middle Market) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer.

3.9 Financing

Buyer has provided to the Company true, correct and complete copies of commitment letters executed by the lender (collectively, the “Commitment Letters”) and term sheets with respect to financing and investment obtained or to be obtained by Buyer in connection with the transactions contemplated by this Agreement and the Merger Agreement.

3.10 Valid Issuance of the Securities

(a)  The shares of Holdings Common Stock to be issued in accordance with Section 1.2.1(a)(ii) will be (i) duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Holdings’ Articles of Incorporation or By-Laws or any agreement to which Holdings shall be a party or be bound and (ii) will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable state securities or “blue sky” laws.

(b)  The Holdings Warrants to be issued in accordance with Section 1.2.1(a)(iii), when issued and delivered in accordance with the terms of this Agreement, for the consideration expressed herein, will be duly and validly issued and the Holdings Warrant Shares, when issued and delivered in accordance with the terms of this Agreement and the Holdings Warrants will be (i) duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, Holdings’ Articles of Incorporation or

By-Laws or any agreement to which Holdings shall be a party or be bound and (ii) will be registered under the Securities Act and the Exchange Act and exempt from registration under applicable state securities or “blue sky” laws. Holdings has duly reserved for issuance all of the shares of Holdings Common Stock comprising the Stock Purchase Price and the Holdings Warrant Shares.

3.11 Buyer Trust Fund

Provided the transactions contemplated by the Merger Agreement have been consummated, Buyer Trust Agreement provides that the trust monies shall be released to and available for use by Holdings or its affiliates effective as of the Closing Date. As of the date hereof, Buyer has no knowledge of any claim, circumstance or event that is reasonably likely to restrict or otherwise impair the release of such monies other than: (a) claims of Buyer’s underwriters with respect to its initial public offering for deferred compensation; (b) claims for accounting fees related to the transactions contemplated by the Merger Agreement and preparation of the joint proxy statement to be undertaken in connection with the transactions contemplated by the Merger Agreement; (c) claims of stockholders of Buyer who properly effect redemption of their shares for a portion of the monies held in the trust account (the “Trust Fund”) established pursuant to the Buyer Trust Agreement; and (d) claims for advisory and related fees by mergers and acquisition advisors currently retained by Buyer or who may be retained by Buyer prior to the Buyer Stockholders’ Meeting.

3.12 Merger Agreement

Buyer has heretofore furnished to the Company a complete and correct copy of the Merger Agreement.

ARTICLE IV
CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer to perform and observe the covenants, agreements and conditions hereof to be performed and observed by Buyer at or before the Closing shall be subject to the satisfaction of the following conditions, which may be expressly waived only in writing signed by Buyer.

4.1 Accuracy of Representations and Warranties

The representations and warranties of the Company and the Shareholders contained herein (including the applicable Exhibits or Schedules to the Disclosure Memorandum) and in the other Operative Documents shall be true and correct in all material respects as of the time of the Closing, as though made on and as of such time, except (i) for changes contemplated by this Agreement and the other Operative Documents and (ii) to the extent expressly made as of a particular date, in which case as of such particular date (provided that any representation or warranty that is qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the time of the Closing, or as of such particular date, as the case may be).

4.2 Performance of Agreements

The Company, the Company Subsidiaries and each Shareholder shall have performed in all material respects the obligations and agreements and complied in all material respects with all covenants contained in this Agreement or any other Operative Document to be performed and complied with by him, her or it at or prior to the Closing.

4.3 Opinion of Counsel for the Company

Buyer shall have received the opinion letter of Venable LLP, counsel for the Company, dated the Closing Date, in a form satisfactory to Buyer.

4.4 Compliance Certificates

Buyer shall have received certificates of the President and the Chief Executive Officer of the Company, dated the Closing Date, in form and substance satisfactory to Buyer, certifying that the conditions to the obligations of Buyer in Sections 4.1, 4.2, 4.6, and 4.8 have been fulfilled or satisfied.

4.5 FIRPTA Certificate

Buyer shall have received an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h) or that the purchase is otherwise exempt from withholding under Section 1445 of the Code.

4.6 Material Adverse Effect

Since the date of this Agreement and through the Closing, the Company and the Company Subsidiaries shall not have experienced a Company Material Adverse Effect.

4.7 Secretary’s Certificate

Buyer shall have received from each of the Company and the Company Subsidiaries a certificate, each dated as of the Closing Date, executed by its secretary (or other applicable officer), attaching, in each case, (a) complete and correct copies of resolutions of its board of directors (or equivalent governing body) authorizing the execution and delivery of this Agreement and the other applicable Operative Documents on its behalf to which it is a party, (b) its Governing Documents, as in effect immediately prior to the Closing, and (c) the incumbency of its officers executing this Agreement and the other Operative Documents to which it is a party.

4.8 Compliance With Laws

The consummation of the transactions contemplated by this Agreement and the other Operative Documents shall be legally permitted by all Laws and regulations to which Buyer, the Company, each Company Subsidiary and each Shareholder is subject, all waiting periods specified by Law shall have passed and all transfers of permits or licenses and all approvals of or notices to public agencies, federal, state, local or foreign, the granting or delivery of which is necessary for the consummation of the transactions contemplated hereby, or for the continued operation of the Company and each Company Subsidiary in all material respects, shall have been obtained.

4.9 Legal Proceedings

No order of any court or administrative agency shall be in effect that enjoins, restrains, conditions or prohibits consummation of this Agreement or any other Operative Document, and no litigation, investigation or administrative proceeding shall be pending or threatened that would enjoin, restrain, condition or prevent consummation of the transactions contemplated by this Agreement or any other Operative Document.

4.10 Employment Arrangements

The offer letter to be entered into between Buyer and Miguel Penella shall not have been terminated or revoked by Mr. Penella.

4.11 Consents to the Transaction

The Company shall have received and shall have delivered to Buyer or its counsel, either (x) consents to the transactions contemplated by this Agreement or (y) waivers of rights to terminate any Material Contract due to the transactions contemplated by this Agreement (collectively, the “Consents”) from (a) each of the parties (other than the Company or any Company Subsidiary), to the agreements, leases, notes or other documents, other than Distribution Agreements, listed on Schedule 2.5(b) to the Disclosure Memorandum under the heading “Consents” and (b) each of the parties (other than the Company or any Company Subsidiary) (the “Consent Parties”) with respect to each of the Distribution Agreements and Intellectual Property Agreements listed on Schedule 2.10.1(n) to the Disclosure Memorandum to which such Consent Party is a party and pursuant to which such a Consent is required (a list of which Consent Parties has been prepared by the Company and is attached hereto as Exhibit 4.11). In connection with obtaining the Consents required by this Section 4.11, the Company shall prior to Closing use its commercially reasonable efforts to obtain consents or waivers of Terminable Rights with respect to each Contract not listed on Schedule 2.10.1(n) to the Disclosure Memorandum between each Consent Party listed on Exhibit 4.11 pursuant to the preceding sentence and any of the Company or the Company Subsidiaries. All Consents shall be written or electronically transmitted in writing, shall be reasonably satisfactory to Buyer, and shall refer to the applicable Contract listed on Schedule 2.5(b) to the Disclosure Memorandum or Schedule 2.10.1(n) to the Disclosure Memorandum.

4.12 Transaction Costs Spreadsheet and ACL Transaction Costs Spreadsheet

The Company shall have provided to Buyer, each certified as of the Closing Date by the Chief Financial Officer of the Company (a) a schedule (the “Transaction Costs Spreadsheet”), that sets forth all Transaction Costs of the Company and each Company Subsidiary as of the Closing Date (including any such costs that may be paid from the Purchase Price on or after the Closing Date (including those relating to the Subsidiary Option Cancellation Payments and the Minority Buyout Payments, including the stamp duty and employer’s national insurance contributions payable in respect of such payments)), in the aggregate, and itemized to show the amount paid or payable at Closing to each Person that is owed a portion of such Transaction Costs and (b) a schedule (the “ACL Transaction Costs Spreadsheet”) that sets forth all ACL Transaction Costs of the Company and each Company Subsidiary as of the Closing Date (including any such costs that may be paid from the Purchase Price on or after the Closing Date, in the aggregate, and itemized to show the amount, if any, paid or payable at Closing to each Person that is owed a portion of such ACL Transaction Costs).

4.13 Final Closing Consideration Spreadsheet

The Company shall have provided to Buyer a schedule, prepared as of immediately prior to the Closing, in the form of Schedule 1.2.4 to the Disclosure Memorandum, certified by the Chief Financial Officer of the Company as accurate and complete in all respects as of immediately prior to the Closing, which shall be based on the calculations set forth in Section 1.2.1 and which shall be reasonably satisfactory to Buyer (the “Final Closing Consideration Spreadsheet”).

4.14 Resignation of Directors and Officers

The Company shall have delivered to Buyer the written resignation of each director and officer of the Company and, if requested by Buyer, each Company Subsidiary to be effective as of the Closing Date.

4.15 Payoff Letters

The Company shall deliver to Buyer at least five (5) days prior to the Closing Date payoff letters from SunTrust Bank specifying the amounts payable to SunTrust Bank in connection with the repayment of the Senior Term Loan as of the Closing Date (the “Term Loan Repayment Amount”).

4.16 Delivery of Certificates

Each of the Shareholders shall have delivered to Buyer certificates representing its Stock, duly endorsed for transfer by such Shareholder, or accompanied by assignment separate from certificate, in form satisfactory to Buyer, executed by such Shareholder.

4.17 Treatment of Stock Purchase Rights and Option Plans

(a)  The Company and the Company Subsidiaries shall have taken all actions required by Section 1.2.1(c)(i) and shall have provided evidence to that effect reasonably satisfactory to Buyer, including that the Plan shall have been terminated, effective as of the Closing, and all Stock Purchase Rights shall have been exercised or terminated as of immediately prior to the Closing.

(b)  Any Person who shall have exercised an Option after the date hereof shall have become a party to this Agreement as a “Shareholder” as contemplated in Section 9.11.

(c)  The Company and the Company Subsidiaries shall have taken all actions required by Section 1.2.1(c)(ii) and provided for any related payments, and provided evidence to that effect reasonably satisfactory to Buyer, including that (i) the UK Option Scheme shall have been terminated, effective as of or prior to the Closing, and (ii) there are no Company Subsidiary Stock Purchase Rights (other than Company Subsidiary Stock Purchase Rights set forth in the Deed of Pre-emption) which have not been cancelled or lapsed and which are subsisting (including the delivery to Buyer of a deed of surrender (in the form of the Agreed Deed of Surrender) in respect of each and every Subsidiary Option, in each case duly executed by the holder of the

Subsidiary Option concerned and all other parties to the original agreement pursuant to which that Subsidiary Option was granted or by whom the exercise of the Subsidiary Option would otherwise be satisfied, so as to be legally binding on all of the same prior to Closing) (the “Subsidiary Option Cancellations”).

4.18 No Revocation of Release

No Person shall have revoked, or attempted to revoke, the revocable portion of his, her or its release set forth in Section 6.12.

4.19 HSR Act and Foreign Competition Law

Any applicable waiting period, and extensions thereof, under the HSR Act and any applicable foreign competition Law shall have expired or been terminated.

4.20 Merger Agreement

The transactions contemplated by the Merger Agreement (including the Mergers (as defined in the Merger Agreement)) shall have been consummated.

4.21 Estimated Working Capital

At least five days prior to Closing, Buyer shall have received the Estimated Closing Balance Sheet and the Estimated Net Working Capital Statement in accordance with Section 1.2.3(a). As of the Closing Date, the Estimated Net Working Capital shall not be more than $5,000,000 less than the Working Capital Target Amount.

4.22 Company Bank Balances

Two days prior to the Closing, Buyer shall have received a list (the “Bank Balances”) of all of the Company’s and the Company Subsidiaries’ accounts in any bank or other lending or other financial institution, which list includes (i) the account number and the name, type and location of the applicable institution and (ii) the applicable balance of each such account as of the date three days prior to the Closing, and (b) immediately prior to the Closing, Buyer shall have received a certificate executed by the Chief Financial Officer of the Company certifying that there has been no material change to any of the information included in the Bank Balances.

4.23 Good Standing Certificates

To the extent available in such jurisdictions, Buyer shall have received a corporate good standing certificate (or applicable equivalent thereof) for each of the Company and the Company Subsidiaries, as applicable, certified by the applicable Secretary of State of the state of organization thereof (or equivalent Governmental Body) as of a recent date (which date shall be no more than three days prior to the Closing Date).

4.24 Release of Encumbrances

Buyer shall have received evidence satisfactory to it of the release of all Encumbrances (except for Permitted Encumbrances) on any assets of the Company or any of the Company Subsidiaries or the Stock.

4.25 Evidence of Minority Buyouts

Buyer shall have received evidence satisfactory to it that the Minority Buyouts will be consummated immediately prior to the Closing pursuant to documents in the agreed form, provision has been made for any related payments, including the payment of all applicable Taxes, including any stamp duty and any employer’s social security or national insurance contributions with respect to the Minority Buyouts of the UK Sub and the AUS Sub, and, immediately prior to the Closing, the Company will beneficially and, subject only to stamping and registration of the transfers of interests therein, legally own 100% of the issued shares of each of the Company Subsidiaries and will be the sole shareholder of each of the Company Subsidiaries.

4.26 Trusts

Buyer shall have received a certificate of the trustee of each Shareholder that is a trust certifying to (a) such Shareholder’s organizational documents, (b) the adoption of such resolutions as may be required of such Shareholder approving the transactions contemplated by this Agreement and the other Operative Documents and (c) the incumbency of the trustee(s) signing this Agreement and the other Operative Documents on behalf of such Shareholder (together with specimen signatures).

4.27 Escrow Agreement

The Shareholder Representative and the Escrow Agent shall have duly executed the Escrow Agreement and delivered it to Buyer.

4.28 Available Cash

After giving effect to (i) the exercise of the redemption rights provided for in Section 9.2 of Article IX of the Buyer Articles of Incorporation by holders of the outstanding shares of Buyer Common Stock (“Redemption Rights”), (ii) the sale and issuance by Buyer of Buyer Common Stock or other securities of Buyer, if any, between the date of this Agreement and the Closing Date and (iii) the draw down by Buyer of amounts under any credit facility or other loan arrangement available to Buyer as of the Closing Date, Buyer shall have at least an aggregate of $92,000,000 of cash held either in or outside of the trust account established pursuant to the Buyer Trust Agreement.

ARTICLE V
CONDITIONS PRECEDENT TO OBLIGATIONS
OF THE COMPANY AND THE SHAREHOLDERS

The obligations of the Company and each Shareholder to perform and observe the covenants, agreements and conditions hereof to be performed and observed by him, her or it at or before the Closing shall be subject to the satisfaction of the following conditions, which may be expressly waived only in writing signed by the Shareholder Representative, which waiver shall also be binding on each Shareholder.

5.1 Accuracy of Representations and Warranties

The representations and warranties of Buyer contained herein (including applicable Exhibits) and in the other Operative Documents (a) shall have, if qualified as to materiality, been true and correct, and, if not qualified as to materiality, been true and correct in all material respects when made, and (b) except (i) for changes contemplated by this Agreement and the other Operative Documents and (ii) to the extent that such representations and warranties speak as of an earlier date, shall be, if qualified as to materiality, true and correct, and, if not qualified as to materiality, true and correct in all material respects as of the Closing Date as though made on that date.

5.2 Performance of Agreements

Buyer shall have performed in all material respects the obligations and agreements and complied in all material respects with the covenants contained in this Agreement or any other Operative Document to be performed and complied with by it at or prior to the Closing.

5.3 Compliance Certificate

The Company shall have received a certificate of an officer of Buyer, dated as of the Closing Date, substantially in form of the certificate delivered pursuant to Section 4.4, certifying that the conditions to the obligations of the Company, the Company Subsidiaries and each Shareholder in Sections 5.1, 5.2 and 5.5 have been fulfilled.

5.4 Legal Proceedings

No order of any court or administrative agency shall be in effect that enjoins, restrains, conditions or prohibits consummation of this Agreement or any other Operative Document, and no litigation, investigation or administrative proceeding shall be pending or threatened that would enjoin, restrain, condition or prevent consummation of the transactions contemplated by this Agreement or any other Operative Document.

5.5 Compliance with Laws

The consummation of the transactions contemplated by this Agreement and the other Operative Documents shall be legally permitted by all Laws and regulations to which Buyer or the Company is subject, and all waiting periods specified by Law shall have passed and all transfers of permits or licenses and all approvals of or notices to public agencies, federal, state, local or foreign, the granting or delivery of which is necessary on the part of Buyer for the consummation of the transactions contemplated hereby, shall have been obtained.

5.6 HSR Act and Foreign Competition Law

Any applicable waiting period, and extensions thereof, under the HSR Act and any applicable foreign competition Law shall have expired or been terminated.

5.7 Material Adverse Effect

Since the date of this Agreement and through the Closing, neither Buyer nor Holdings shall have experienced a Buyer Material Adverse Effect.

5.8 Secretary’s Certificate

The Company shall have received from Buyer a certificate, dated as of the Closing Date, executed by the secretary (or other applicable officer) of Buyer, attaching (a) complete and correct copies of resolutions of Buyer’s board of directors authorizing the execution and delivery of this Agreement and the other applicable Operative Documents on behalf of Buyer, (b) the governing documents of Buyer, as in effect immediately prior to the Closing, and (c) the incumbency of the officers of Buyer executing this Agreement and the other Operative Documents to which Buyer is a party.

5.9 Good Standing Certificates

The Company shall have received a good standing certificate for Buyer certified by the Secretary of State of the State of Delaware as of a recent date (which date shall be no more than three days prior to the Closing Date).

5.10 Purchase Price and Transaction Cost Payments

Buyer shall have deposited the Indemnification Escrow in escrow and provided for the payment of the Closing Cash Amount to the Shareholders and the payment of such Transaction Costs of the Company and Company Subsidiaries to be paid from the Purchase Price as described in Section 1.2.

5.11 Delivery of Certificates

Buyer shall have delivered to the Shareholders the Holdings Common Stock representing the Stock Purchase Price.

5.12 Delivery of Warrants

Buyer shall have delivered to the Shareholders the Holdings Warrants representing the Warrant Purchase Price.

5.13 Escrow Agreement

Buyer and the Escrow Agent shall have duly executed the Escrow Agreement and delivered it to the Company.

5.14 Merger Agreement

The transactions contemplated by the Merger Agreement (including the Mergers (as defined in the Merger Agreement)) shall have been consummated.

5.15 Board of Directors and Officers of Holdings

As of the Closing, (a) Robert Johnson, Ted Green, Peter Edwards, Miguel Penella, H. Van Sinclair and John Hyde will be directors of Holdings, plus independent directors as the Board of Directors of Holdings may determine to nominate, (b) Robert Johnson will be chairman and Peter Edwards will be the sole vice-chair of the Board of Directors of Holdings and (c) Ted Green will be Chief Executive Officer and Miguel Penella will be Chief Operating Officer of Holdings, and no executives of Holdings other than Ted Green will be senior to Miguel Penella in Holdings’ management structure.

ARTICLE VI
COVENANTS

6.1 Conduct of Business by the Company and Company Subsidiaries Prior to Closing

Prior to the Closing, except as specifically contemplated by this Agreement, the Minority Buyouts or as set forth on Schedule 6.1 to the Disclosure Memorandum, unless Buyer shall otherwise agree in writing, the business of the Company and the Company Subsidiaries shall be conducted in and only in, and neither the Company nor any Company Subsidiary shall take any action or fail to take any action except in, the ordinary course of business and in a manner consistent with past practice and in accordance with applicable Law; and the Company and each Company Subsidiary shall use commercially reasonable efforts to preserve intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees, consultants and contractors of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and each Company Subsidiary with, and the goodwill of, customers, licensors, suppliers and other Persons with which the Company or any Company Subsidiary has business relations. Notwithstanding anything in the preceding sentence to the contrary, except as otherwise specifically contemplated by this Agreement, the Minority Buyouts or as set forth on Schedule 6.1 to the Disclosure Memorandum (other than items 7, 8, 9 and 24 on Schedule 6.1 to the Disclosure Memorandum, for which items the Company or any Company Subsidiary shall provide reasonable written notice to Buyer and an opportunity for Buyer to reasonably consult with the Company or such Company Subsidiary prior to the Company or such Company Subsidiary taking any action in connection with such items; provided, however, that Buyer’s consultation rights hereunder shall not delay or otherwise hinder the Company or such Company Subsidiary from taking any action deemed appropriate by the Company or such Company Subsidiary), neither the Company nor any Company Subsidiary shall (and the Company shall not permit any Company Subsidiary to), between the date of this Agreement and the Closing, directly or indirectly do, or agree or propose to do, any of the following without the prior written consent of Buyer, which consent may be withheld in Buyer’s sole discretion:

(a)  amend or otherwise change its Governing Documents;

(b)  issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or cause or otherwise allow an Encumbrance of (i) any capital stock, ownership interest or shares of the Company or any Company Subsidiary (other than the issuance of Stock upon the exercise of Options outstanding as of the date hereof) or (ii) any Stock Purchase Right or Company Subsidiary Stock Purchase Right, or any other ownership interest (including any phantom interest) of the Company or any Company Subsidiary or any revenue or profit-sharing interest in respect of the Company or any Company Subsidiary (other than in connection with the consummation of the Minority Buyouts);

(c)  declare, set aside, make or pay any dividend or other distribution, payable in cash or other securities, property or otherwise, with respect to any capital stock; provided, however, that the Company may make cash distributions not in excess of 45% of the Company’s actual and estimated net taxable income through the Closing Date;

(d)  reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or shares of the Company or any Company Subsidiary, or honor any demand or request by any shareholder of the Company or any Company Subsidiary for redemption of any stock or shares or the exercise of any redemption rights (other than in connection with any cashless exercise of any Option or in connection with the consummation of the Minority Buyouts);

(e)  (i) acquire (including by merger, consolidation or acquisition of stock or assets) or invest in any corporation, partnership, other business organization or division thereof or any other entity; (ii) incur or repay any material Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the material obligations of any Person, or make any loans or advances, other than in the ordinary course of business and consistent with past practice or otherwise in accordance with the terms of agreements governing Indebtedness of the Company or any Company Subsidiary in effect as of the date of this Agreement; (iii) enter into any Material Contract (or any Contract that would be a Material Contract if it were in effect on the date of this Agreement) other than (x) any Distribution Agreement entered into in accordance with Section 6.13, (y) any employment, consulting or agency agreement permitted without the prior written consent of Buyer pursuant to Section 6.1(f) or (z) any Contract relating to Indebtedness permitted to be incurred without the prior written consent of Buyer pursuant to clause (ii); (iv) authorize any single capital expenditure relating to the sale or purchase of tangible goods that is in excess of $50,000 or capital expenditures relating to the sale or purchase of tangible goods that are in the aggregate in excess of $200,000, excluding capitalized expenditures relating to DVD manufacturing and replication and catalog inventory and advertising and consumer catalog production and mailing costs in the ordinary course of business, consistent with past practice; (v) license any Company-Owned IP to any other Person, other than in the ordinary course of business and consistent with past practice; or (vi) increase or change any assumptions underlying, or methods of calculating, any bad debt, contingency or other reserves;

(f)  (i) enter into any employment, consulting or agency Contract with any executive officer of the Company; (ii) grant any right to receive retention bonus, severance or termination pay to, or enter into any employment, severance or retention bonus Contract with, any director, officer or employee of the Company or any Company Subsidiary, involving payments in the aggregate in excess of $50,000; or (iii) establish, adopt, enter into, terminate, fail to renew, or amend in any material respect any Employee Benefit Plan (including any arrangement that would be an Employee Benefit Plan if it were in effect on the date of this Agreement) collective bargaining, or other plan, Contract, trust, fund, policy or arrangement for the benefit of any director, officer, employee or independent contractor, except as contemplated by clauses (i) and (ii) of this paragraph or Article IV of this Agreement; provided, that the foregoing clauses (ii) and (iii) shall not restrict the Company or any Company Subsidiary from (x) increasing the compensation of or providing bonuses to officers and employees in connection with annual performance reviews and consistent with past practices or (y) entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements plans, agreements, benefits and compensation arrangements (other than the grant of Options in excess of those contemplated by Schedules 2.3(b) or (d) to the Disclosure Memorandum), in each case, in the ordinary course of business and consistent with past practice;

(g)  make any change with respect to accounting methods or practices or internal accounting control, inventory, investment, credit, allowance or Tax procedures or practices (including procedures or practices with respect to the payment of accounts payable, the collection of accounts receivable, the purchase or sale of inventory, and the prepayment of royalties), or to maintenance of books and records;

(h)  make or change any Tax election, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, settle or compromise any Tax liability, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax Claim or assessment, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the present or future Tax liability or decreasing any present or future Tax asset of the Company or any of the Company Subsidiaries;

(i)  pay, discharge, satisfy or settle any material Claim, liability, right or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in connection with the exercise of Options or the cancellation of Subsidiary Options or the discharge or satisfaction of Claims, liabilities and obligations reflected or reserved against in the Company Balance Sheet or incurred in the ordinary course of business and consistent with past practice since the date of the Company Balance Sheet, and other than settlements or compromises of Claims involving solely money damages not in excess of $20,000;

(j)  forgive, cancel or defer any Indebtedness or waive any Claims or rights of material value (including any Indebtedness owing by any shareholder, officer, director, employee or Affiliate of the Company or any Company Subsidiary);

(k)  prepay any obligation in excess of $50,000, or $300,000 in the aggregate, other than prepaid royalties in the ordinary course of business and consistent with past practice;

(l)  purchase from any Person other than the Company, any Company Subsidiary, GFW or ACL or sell, transfer, license or otherwise dispose of to any Person other than the Company or any Company Subsidiary any material properties or assets (real, personal or mixed, tangible or intangible), other than the purchase and sale of inventory and the licensing of Company-Owned IP and Distribution Rights in the ordinary course of business and consistent with past practice or as otherwise contemplated by Section 6.13;

(m)  transfer to any third party ownership of Company Owned IP, abandon or render unenforceable any Company-Owned IP used by the Company or any Company Subsidiary in the ordinary course of its business through action or inaction, or terminate any license to Exploit Third Party IP except as contemplated by Article IV or upon the expiration of the term of any such license, or disclose to any Person without obtaining an appropriate confidentiality agreement from any such Person any trade secret or other nonpublic, confidential or proprietary information;

(n)  revalue any assets (whether tangible or intangible), including making or approving any write-off or write-down or any determination to write off or write down any of the assets or properties of the Company or any Company Subsidiary other than in the ordinary course of business and consistent with past practices;

(o)  pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, any of the Company’s or the Company Subsidiaries’ current or former shareholders, officers, directors, employees or consultants or any Affiliate of any of the Company’s or the Company Subsidiaries’ current or former shareholders, members, officers, directors, employees or consultants, except (i) for reimbursements or advances for travel and other business-related expenses, (ii) in connection with the consummation of the Minority Buyouts or any cashless exercise of Options or cancellation of Subsidiary Options, (iii) as part of a distribution permitted without the prior written consent of Buyer pursuant to Section 6.1(c), (iv) compensation or (v) intercompany transactions among the Company and the Company Subsidiaries that do not involve any payments, loans, advances, sales, transfer or leases to any Person other than the Company or any Company Subsidiary;

(p)  take any action that would or is reasonably likely to result in any of the representations or warranties of the Company or the Company Subsidiaries or any Shareholder set forth in this Agreement or any other Operative Document being untrue in any respect, or in the Breach of any covenant, agreement or other obligation of the Company or the Company Subsidiaries or any Shareholder set forth in this Agreement or any other Operative Document, or in any of the conditions specified in Article IV or V not being satisfied;

(q)  except as required by their current terms or as contemplated by Article IV or Section 6.13, amend, terminate, modify, extend, renew or renegotiate, or exercise an option to extend/change the term of, any Material Contract to which either of the Company or any of the Company Subsidiaries is a party or by which it is bound, or default (or take or omit to take any action that, with or without the giving of notice or passage of time, would constitute a default) in any of its obligations under any Material Contract or take any action that would reasonably be expected to result in the discontinuance of its relationship with any Licensor, customer, provider or supplier listed on Schedule 2.11 to the Disclosure Memorandum;

(r)  terminate, amend or fail to renew any existing insurance coverage;

(s)  terminate or fail to renew or preserve any material governmental licenses, permits, grants, franchises, certificates, consents, orders or authorizations of the Company and the Company Subsidiaries;

(t)  threaten or commence any Claims against or otherwise involving the Company or the Company Subsidiaries that would not reasonably be expected to be resolved for less than $20,000 in the aggregate; or

(u)  enter into any arrangement or perform any action that could reasonably be expected to result in a Company Material Adverse Effect.

Within three Business Days after the date of this Agreement, Buyer will designate one or more individuals to whom the Company may deliver, in writing or by e-mail (with a copy to Greenberg Traurig, LLP addressed as set forth in Section 9.2, except that if such request is delivered by e-mail, such copy to be sent to Alan I. Annex, Esq. at annexa@gtlaw.com), any requests for consent pursuant to this section or Section 6.13. Buyer will use commercially reasonable efforts to respond to any such request for consent within three Business Days of receipt of such request.

6.2 Access to Information

From the date hereof through and including the Closing Date, the Company and the Company Subsidiaries shall, and shall cause the officers, directors, employees, consultants, representatives, advisors and agents of the Company and the Company Subsidiaries to, afford the officers, employees and agents of Buyer access at all reasonable times and upon reasonable advance notice to the officers, employees, consultants, representatives, advisors, agents, properties, offices, plants and other facilities, books and records of the Company and each Company Subsidiary and shall furnish Buyer with all financial, operating and other data and information as Buyer, through its officers, employees, representatives, advisors or agents, may reasonably request. From the date hereof until the Closing, the Company shall provide Buyer with monthly, quarterly and annual financial statements and information of the Company and each Company Subsidiary as they become available internally at the Company or any Company Subsidiary (but, in any event, not later than 20 days after the end of the applicable period). No investigation pursuant to this Section 6.2 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

6.3 No Alternative Transactions

Unless this Agreement shall have been terminated in accordance with its terms, neither the Company or the Company Subsidiaries nor any Shareholder shall, directly or indirectly, through any current or former shareholder, member, officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any Person relating to any acquisition or purchase of all or any material portion of the assets of, or any equity or other interest in, the Company or any Company Subsidiary or any business combination with the Company or any Company Subsidiary, or participate in any negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate or negotiate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. The Company, the Company Subsidiaries and each Shareholder (as the case may be) shall notify Buyer immediately of any such proposal or offer, and of each inquiry or contact with any Person with respect thereto, made and shall, in any such notice to Buyer, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. The Company and the Shareholders agree not to (and shall not permit any Company Subsidiary to) release any third party from, or waive any provision of, any confidentiality or standstill agreement (e.g., agreement not to invest in or seek a change of control of the Company) to which the Company, any Company Subsidiary or any Shareholder is a party.

6.4 Notification of Certain Matters

Each party shall give prompt notice to the other parties of (a) the occurrence or nonoccurrence of any event that would be reasonably likely to cause any representation or warranty made by such party contained in this Agreement to be untrue or inaccurate in any material respect, (b) the occurrence or nonoccurrence of any event that would be reasonably likely to result in any of the conditions in Article IV or V not being satisfied, and (c) any material failure by such party to comply with or satisfy any covenant, condition, agreement or other obligation to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available to the parties hereunder.

6.5 Further Action; Commercially Reasonable Efforts; HSR Act Filings

(a)  Upon the terms and subject to the conditions of this Agreement and the other Operative Documents, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated hereby, including using commercially reasonable efforts to obtain all waivers, licenses, permits, consents, approvals, authorizations, qualifications and orders of any Governmental Body and parties to Contracts with the Company or any Company Subsidiary as are necessary for the consummation of the transactions contemplated hereby. At all times through the Outside Date, each of the parties shall use commercially reasonable efforts to work toward the Closing. Buyer will not waive Section 7.02(e) of the Merger Agreement without the Company’s prior written consent, which consent will not be unreasonably withheld, conditioned or delayed. None of the parties hereto shall take any action that would or is reasonably likely to result in any of the representations or warranties of such parties set forth in this Agreement or any other Operative Document being untrue in any material respect, or in the Breach of any covenant, agreement or other obligation of such parties set forth in this Agreement or any other Operative Document, or in any of the conditions specified in Article IV or V not being satisfied. After the Closing, each Shareholder, at the request of and without any further cost or expense to Buyer, shall use commercially reasonable efforts to take, or cause to be taken, any further actions necessary or desirable to carry out the purposes of this Agreement or any other Operative Document.

(b)  In furtherance and not in limitation of the foregoing, each of the parties agrees to use its commercially reasonable efforts to file, and to cause each of its Affiliates to file in conjunction with such party, all applications, requests, notices and other filings with any applicable Governmental Body whose approval is required in connection with the consummation of the transactions contemplated hereby, including (as applicable) Notification and Report Forms under the HSR Act as promptly as practicable following the date of this Agreement. Buyer, the Company and the Shareholders agree, and shall cause each of their respective Affiliates to (i) request in their respective Notification and Report Forms under the HSR Act for early termination of the waiting period under the HSR Act and (ii) cooperate and to use their respective commercially reasonable efforts to obtain any governmental consent required for the Closing (including through compliance with the HSR Act, and all other applicable Laws, to respond to any governmental requests for information). Each party shall furnish to the other party such necessary information and assistance as the other party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Body in order to obtain the governmental authorizations and consents referred to in this Section 6.5.

(c)  Buyer and the Company shall each pay or cause to be paid one half of any filing fees associated with the HSR Act.

(d)  The parties agree to take commercially reasonable steps to avoid or eliminate each and every impediment under the HSR Act or foreign competition Laws to enable the transactions contemplated hereby to be consummated as expeditiously as possible; provided, however, that such commercially reasonable steps shall not require Buyer or any Affiliate of Buyer to hold separate, sell, divest or dispose of any portion of its business, any product line or any portion of its assets.

6.6 Proxy Statement; Buyer Stockholders’ Meeting.

(a)  As promptly as practicable after the execution of this Agreement, (i) Buyer and the Company (together with Image) shall prepare and cause to be filed with the SEC the joint proxy statement/prospectus of Buyer and Image (as amended or supplemented, the “Joint Proxy Statement”) to be sent to the stockholders of Image relating to the Image Stockholders’ Meeting and to the stockholders of Buyer relating to the Buyer Stockholders’ Meeting and (ii) Holdings shall prepare and file with the SEC a registration statement on

Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Joint Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Holdings Common Stock to be issued to the stockholders of Image and Buyer pursuant to the Image Merger and the RLJ Merger. Holdings, Buyer and the Company each shall use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Holdings and Buyer shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Holdings Common Stock and Holdings Warrants pursuant to this Agreement. The Company shall furnish all information concerning the Company as Holdings and Buyer may reasonably request in connection with such actions and the preparation of the Registration Statement and Joint Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, the Buyer shall mail the Joint Proxy Statement to its stockholders.

(b)  No amendment or supplement to the Joint Proxy Statement or the Registration Statement will be made by Holdings, Buyer or the Company without the approval of the other parties (such approval not to be unreasonably withheld or delayed). Holdings and Buyer will advise the Company, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Holdings Common Stock issuable in connection with the Image Merger or the RLJ Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(c)  Buyer represents that the information supplied by Buyer for inclusion in the Registration Statement and the Joint Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Image and Buyer, (iii) the time of the Image Stockholders’ Meeting, (iv) the time of the Buyer Stockholders’ Meeting, and (v) the RLJ Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the RLJ Effective Time, any event or circumstance relating to Buyer, or its officers or directors, should be discovered by Buyer which should be set forth in an amendment or a supplement to the Registration Statement or Joint Proxy Statement, Buyer shall promptly inform the Company. All documents that Buyer is responsible for filing with the SEC in connection with the Image Merger, the RLJ Merger or the transactions contemplated by this Agreement will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(e)  The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Joint Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Image and the stockholders of Buyer, (iii) the time of the Image Stockholders’ Meeting, (iv) the time of the Buyer Stockholders’ Meeting, and (v) the RLJ Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the RLJ Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or Joint Proxy Statement, the Company shall promptly inform Buyer.

(f)  The Board of Directors of Buyer shall, subject to its fiduciary duties, recommend that Buyer’s stockholders vote in favor of adopting the Merger Agreement and the RLJ Merger and Buyer shall, subject to the fiduciary duties of the Board of Buyer, include such recommendation in the Joint Proxy Statement.

(g)  Buyer shall call and hold the Buyer Stockholders’ Meeting as promptly as practicable for the purpose of voting upon the approval and adoption of the Merger Agreement and the RLJ Merger and Buyer shall use its reasonable efforts to hold the Buyer Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective. Buyer shall use its reasonable efforts to solicit from its stockholders proxies in favor of the approval and adoption of the Merger Agreement and the RLJ Merger and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders.

6.7 Confidentiality; Publicity

(a)  At all times before the Closing, except as otherwise permitted under the Confidentiality Agreement between Buyer and the Company, dated November 21, 2011 (the “NDA”), none of the Company, any Company Subsidiary, any Shareholder or Buyer shall make any statements to any third party with respect to this Agreement, the existence of this Agreement or the transactions contemplated hereby or, in the case of Buyer, disclose to any third party any of the Company’s, any Company Subsidiary’s or any Shareholder’s confidential information without the prior written consent of the Company, or, in the case of the Company, any Company Subsidiary or any Shareholder, disclose to any third party any of Buyer’s confidential information without the prior written consent of Buyer; provided, however, that (notwithstanding the limitations regarding such disclosures under the NDA, the waiver of which with respect thereto being hereby provided by the Company) this provision shall not apply to disclosures of publicly-available information or to disclosures by the Company, the Company Subsidiaries, the Shareholders or Buyer to their respective legal and financial advisors (including those providing valuation and fairness analysis) or in connection with seeking lender consents, or the Consents, consents to the transactions contemplated by this Agreement under non-Material Contracts, or waivers of the Terminable Rights, so long as the same are obligated to maintain the confidentiality of any nonpublic information so provided; provided, further, that (notwithstanding the limitations regarding such disclosures under the NDA, the waiver of which with respect thereto being hereby provided by the Company) Buyer may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly-traded securities (in which case Buyer will use reasonable efforts to consult with the Shareholder Representative prior to making the disclosure); and provided, further, that (notwithstanding the limitations regarding such disclosures under the NDA, the waiver of which with respect thereto being hereby provided by the Company) the Company will not unreasonably withhold or delay its consent to any press release proposed by Buyer regarding this Agreement or the transactions contemplated hereby.

(b)  At all times after the Closing, the Company, the Company Subsidiaries and the Shareholders shall not make any statements to any third party with respect to this Agreement, the existence of this Agreement or the transactions contemplated hereby or disclose to any third party any of the Company’s, Company’s Subsidiaries’ or Buyer’s confidential information without the prior written consent of Buyer; provided, however, that this provision shall not apply to disclosures by the Company, the Company Subsidiaries, the Shareholders or Buyer to their respective legal and financial advisors, so long as the same are obligated to maintain the confidentiality of the information provided.

6.8 Tax Matters

(a)  The Company shall prepare and file all Tax Returns of the Company and the Company Subsidiaries required to be filed on or prior to the Closing Date (taking into account any applicable extensions), and shall pay or cause to be paid all Taxes to which such Tax Returns relate. All such Tax Returns shall be prepared in a manner consistent with the past custom and practice of the Company and the Company Subsidiaries, except as otherwise may be required by applicable Law.

(b)  The Shareholders shall prepare and file, or cause to be prepared and filed, all final federal and applicable state and local income Tax Returns of the Company required to be filed on IRS Form 1120-S (or comparable state or local form) after the Closing Date, and shall pay or cause to be paid all Taxes to which such Tax Returns relate. Such Tax Returns shall be prepared in a manner consistent with past custom and practice of the Company, except as otherwise may be required by applicable Law. The Shareholders shall provide each such Tax Return to Buyer for review and approval (which shall not be unreasonably withheld or delayed) at least thirty (30) days prior to the due date for filing such Tax Return (including any applicable extensions).

(c)  Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns (other than Tax Returns described in Section 6.8(b)) of the Company and the Company Subsidiaries required to be filed after the Closing Date and which relate to periods prior to or including the Closing Date, and shall pay or cause to be paid all Taxes to which such Tax Returns relate, subject to this Section 6.8(c) and Buyer’s right to indemnification pursuant to Section 8.2(a)(iii). Such Tax Returns shall be prepared in a manner consistent with past custom and practice of the Company, except as otherwise may be required by applicable Law. Buyer shall provide each such Tax Return to the Shareholder Representative for review and approval (which shall not be unreasonably withheld or delayed) at least thirty (30) days prior to the due date for filing such Tax Return (including any applicable extensions). Buyer shall accept all reasonable changes to such Tax Returns suggested by the Shareholder Representative. Not later than five (5) days prior to the due date for payment of Taxes with respect to any such Tax Return, the Shareholders shall pay Buyer an amount equal to the Pre-Closing Taxes shown to be due thereon.

(d)  In the case of any Straddle Period, the amount of any Taxes based on or measured by income, sales, receipts, wages, transfers or other taxable events for the Pre-Closing Tax Period shall be determined based on an interim closing of the Company’s and the Company Subsidiaries’ books as of the close of business on the Closing Date, and the amount of other Taxes for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(e)  The parties shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any Tax Return, the filing of requests for remedial relief with respect to elections with respect to Taxes made, or represented (without giving effect to any exceptions set forth in the Disclosure Memorandum) by the Shareholders as having been made, prior to the Closing that are determined by Buyer to be invalid, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material. The parties shall provide each other with any records or information that may be relevant to such preparation, audit, examination, proceeding or determination, and execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 6.8(e). Buyer and the Shareholders further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(f)  Any Tax sharing or similar agreements with respect to or involving the Company or any Company Subsidiary shall be terminated as of the Closing Date and, after the Closing Date, neither Buyer nor the Company nor any Company Subsidiary shall be bound thereby or have any liability thereunder.

6.9 Execution of All Operative Documents

Each Shareholder shall execute at or prior to the Closing each Operative Document to which he, she or it is a party.

6.10 Limitation on Sales of Stock

During the term of this Agreement, each Shareholder agrees not to sell, assign, transfer, pledge, encumber or otherwise dispose of any of his, her or its Stock or Stock Purchase Rights; and the Company agrees not to sell, assign, transfer, pledge, encumber or otherwise dispose of any capital stock of the Company Subsidiaries or Company Stock Purchase Rights, except as expressly contemplated by this Agreement or as set forth on Schedule 6.10 to the Disclosure Memorandum.

6.11 Noncompetition and Nonsolicitation

(a)  The Restricted Parties hereby acknowledge that the covenants and agreements in this Section 6.11 are in consideration of Buyer’s consummation of the transactions contemplated by this Agreement and that Buyer would not purchase the Stock but for each of the Restricted Parties’ agreements herein. Each of the Restricted Parties and Buyer acknowledges that from and after the date hereof, Buyer (and its Affiliates) will engage in the acquisition of Distribution Rights and the Exploitation of Distribution Rights (the “Designated Industry”) worldwide, and that engagement by the Restricted Parties in the Designated Industry in the

Territory could cause Buyer (and its Affiliates) irreparable damage. To induce Buyer to enter into the transactions contemplated by this Agreement, each of the Restricted Parties hereby agrees that, from the date of this Agreement through the second anniversary of the date of this Agreement (the “Specified Period”), such Restricted Party will not, and will cause its Affiliates to not, without the prior written consent of Buyer, (i) directly or indirectly, engage anywhere in the United States, Canada, United Kingdom, Australia, Channel Islands, Isle of Man, New Zealand, and Bermuda, (collectively, the “Territory ”), as agent, employee, consultant, representative, stockholder, manager, member, partner or in any other capacity, own, operate, manage, control, engage in, invest in or participate in any manner in, act as a consultant or advisor to, render professional services for (alone or in association with any other Person) any Person that engages in or owns, invests in, operates, manages or controls any venture or enterprise that directly or indirectly engages or proposes to engage in the Designated Industry anywhere in the Territory, (ii) directly or indirectly, as agent, employee, consultant, representative, stockholder, manager, member, partner, or in any other capacity, employ or engage, or recruit or solicit the services of, or otherwise contact for the purpose of offering employment or engagement to, any person who is employed or engaged by either Buyer or its Affiliates or any of their subsidiaries, at any time during the Specified Period, or to otherwise encourage or induce any such person to leave the employment of either Buyer or its Affiliates or any of their subsidiaries for the purpose of engaging in the Designated Industry in the Territory, or (iii) directly or indirectly solicit or take away, on behalf of himself or any other person or entity, the business of any customer, merchant, licensor, vendor or supplier, whether present or prospective, of Buyer or its Affiliates or any of their subsidiaries for the purpose of engaging in the Designated Industry in the Territory.

(b)  Each of the Restricted Parties acknowledges that the duration and geographical areas set forth in this Section 6.11 are reasonable in scope; provided, however, if at any time the provisions of this Section 6.11 shall be finally determined to be invalid or unenforceable by a court of competent jurisdiction, the parties hereto agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration or area of the term or provision to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed. The Restricted Parties expressly acknowledge that it would be extremely difficult to measure the damages that might result from any breach of this Section 6.11 and that any breach of this Section 6.11 will result in irreparable injury to Buyer and its business, for which money damages could not adequately compensate. Buyer shall be entitled, in addition to all other rights and remedies that they may have at law or in equity, to have an injunction issued by any competent court enjoining and restraining the Restricted Parties from continuing any breach of this Section 6.11.

(c)  Notwithstanding the covenants set out in this Section 6.11 to the contrary, the Restricted Parties shall not be in default of their obligations (i) by virtue of passively owning shares constituting less than one percent (1%) of the voting power of a publicly-traded corporation or (ii) with respect to any Restricted Party who is an attorney, by representing or seeking to represent any Person in such professional capacity.

6.12 Release of Claims

Each Shareholder, on such Shareholder’s behalf and on behalf of any such Shareholder’s heirs or assigns and all Persons or entities that might allege a Claim through such Shareholder or on such Shareholder’s behalf, hereby knowingly, fully, unconditionally and irrevocably waives, releases and discharges, effective as of the date hereof and as of the Closing Date, any and all Claims relating to employment (including any Claims for wages, bonuses, employment benefits or damages of any kind whatsoever, arising out of any contract, express or implied, any covenant of good faith and fair dealing, express or implied, any theory of wrongful discharge, any legal restriction on the right to terminate employees, or any federal, state or other governmental statute or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, the Federal Age Discrimination in Employment Act, any similar state law employment statutes or rules and regulations, or any other legal limitation on the employment relationship), debt, obligations, promises, actions or otherwise of any nature whatsoever that such Person has or may have against the Company or any Company Subsidiary or any present or former director, officer, employee or agent of the Company or any Company Subsidiary, whether asserted or unasserted, known or unknown, contingent or noncontingent, past or present, arising or resulting from or relating, directly or indirectly, to any act, omission, event, condition or occurrence prior to the Closing relating to the Company or any Company Subsidiary in any manner. Notwithstanding the foregoing, nothing in this Section 6.12 will be deemed to constitute a release by such Shareholder of any right of such Shareholder under this Agreement or any other Operative Document or any release of any workers’ compensation claim or Claim for benefits under any Employee Benefit Plan.

6.13 Distribution Agreements

(a)  Notwithstanding anything in this Agreement to the contrary (including the provisions of Section 6.1), the Company and the Company Subsidiaries shall, in the ordinary course of business consistent with past practices, enter into new Distribution Agreements from time to time during the period prior to the Closing. The Company and the Company Subsidiaries shall (i) consult with Buyer prior to entering into any such Distribution Agreement and (ii) obtain Buyer’s approval for any such Distribution Agreement not listed on Schedule 6.13(a) to the Disclosure Memorandum and that (x) is not entered into in the ordinary course and consistent with past practice (including with respect to the type of program and scope of rights licensed), (y) does not contain terms with respect to price and duration that are generally consistent with the Company’s Distribution Agreements in effect as of the date of this Agreement or (z) would require any change to the financial statements, pro forma financial statements or other financial information contained in the Joint Proxy Statement that would require any amendment or supplement to the Joint Proxy Statement. No new Distribution Agreements shall require the consent of any Person to the consummation of the transactions contemplated by this Agreement and shall continue to be in effect without any material changes to the terms thereof following such consummation.

(b)  At Buyer’s reasonable request, in connection with any Distribution Agreement that requires consent to the consummation of the transactions contemplated by this Agreement or that otherwise includes Terminable Rights entered into by the Company or any Company Subsidiary and a party not listed on Exhibit 4.11, the Company and the Company Subsidiaries shall prior to Closing use commercially reasonable efforts to obtain any third party consents or approvals for and waiver of the Terminable Rights relating to the transactions contemplated by the Agreement; provided, however, that if the Company or any Company Subsidiary is required to make any payment to any other party to obtain such a consent, approval or waiver as requested by Buyer, the reasonable costs of any such payment or of seeking or obtaining such consent, approval or waiver shall be borne by Buyer and shall not constitute Transaction Costs or Expense Reimbursement.

(c)  The Company and the Company Subsidiaries shall, in the ordinary course of business consistent with past practice, exercise options or other rights to extend, renew and change Distribution Agreements existing prior to the Closing Date within the time periods provided in such Distribution Agreements; provided, however, that the Company shall consult with Buyer in each instance within a reasonable time prior to the expiration of the applicable time period for exercising any such option or other right.

6.14 Obligations of Holdings

(a)  Buyer and the Company agree that Holdings shall become a party to this Agreement for all purposes hereunder as soon as practicable after the formation of Holdings pursuant to a joinder agreement reasonably satisfactory to both Buyer and the Company. Buyer shall cause Holdings to become a party to this Agreement for all purposes hereunder as soon as practicable after such formation, and to execute and deliver such joinder agreement. Following such time, Buyer shall take all action necessary to cause Holdings to perform its obligations under this Agreement and to consummate transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement.

(b)  Buyer shall cause, at the RLJ Effective Time, all the covenants and provisions of the Buyer Warrant Agreement by or for the benefit of Buyer to bind and inure to the benefit of Holdings, and Holdings shall take all requisite action such that each Holdings Warrant that is issued to a Shareholder pursuant to Section 1.2.1 shall be on the terms and subject to the conditions and otherwise subject to the provisions of the Buyer Warrant Agreement.

6.15 Discharge of Affiliate Obligations

Prior to or in connection with the Closing, the Company and the Shareholders shall cause all Indebtedness, Contracts or other obligations of the Company or the Company Subsidiaries to any of the Shareholders or any of their respective Affiliates to be satisfied or cancelled, and the Company and the Shareholders shall cause all Indebtedness or other obligations of any of the Shareholders or any of their respective Affiliates to the Company or any of the Company Subsidiaries to be satisfied or cancelled.

6.16 Minority Buyouts and Subsidiary Option Cancellations

Immediately prior to the Closing, the Company and the Company Subsidiaries shall cause the Minority Buyouts and the Subsidiary Option Cancellations to occur pursuant to documentation that has been provided to Buyer.

6.17 Payments Under Retention Incentive Agreements; 401(k) Plans

(a)  The Company and the Company Subsidiaries shall be responsible for and shall pay in full, subject to and in accordance with the terms and conditions set forth in the applicable Retention Incentive Agreements or resolutions of the boards of directors of any of the Company or the Company Subsidiaries or otherwise and any related documents (including any timing provisions and required delivery of executed releases), any and all Incentive Payment Obligations owing to the applicable employees of the Company and Company Subsidiaries under (a) any applicable Retention Incentive Agreements and (b) any resolutions of the boards of directors of any of the Company or the Company Subsidiaries or otherwise and any related documents, including those set forth on Schedule 6.17 to the Disclosure Memorandum, which payments shall be part of the Transaction Costs.

(b)  Prior to the Closing Date, the Company shall cause the board of directors of the Company to (i) adopt a resolution terminating the Company 401(k) Plan, effective no later than immediately prior to the Closing and in such form as Buyer may require and in accordance with the terms of the Company 401(k) Plan and all laws applicable thereto, (ii) adopt any and all amendments to the Company 401(k) Plan as may be necessary to ensure compliance with all applicable requirements of the Code (including all qualification requirements), and (iii) take any and all other actions as Buyer may direct in connection with the termination of the Company 401(k) Plan. The Company shall, prior to the Closing, provide Buyer with evidence satisfactory to the Buyer that the actions set forth in the preceding sentence have been taken. Effective as of the Closing Date, Holdings (or a subsidiary of Holdings) shall implement and maintain a defined contribution plan intended to be qualified under Section 401(a) of the Code and in which employees of the Company shall be eligible to participate pursuant to the terms of such plan. Employees of the Company will receive credit for years of service with the Company under any such plan.

6.18 Payments Under Prior Transaction

The Company and the Company Subsidiaries shall be responsible for and shall pay in full, any and all accrued and unpaid fees, costs and expenses outstanding on the Closing Date incident to the negotiation and preparation of the Prior Transaction, which amounts, if unpaid as of the Closing Date, shall be Transaction Costs.

6.19 Nasdaq Listing

Holdings shall promptly prepare and submit to The NASDAQ Stock Market (“Nasdaq”) a listing application covering (a) the shares of Holdings Common Stock to be issued in accordance with Section 1.2.1(a)(ii) and (b) the Holdings Warrant Shares, and shall use its reasonable efforts to obtain, prior to the Closing Date, approval for the listing of such Holdings Common Stock and Holdings Warrant Shares, subject to official notice of issuance to Nasdaq, and the Company shall cooperate with Holdings with respect to such listing.

6.20 Claims Against the Trust Fund

(a)  The Company, each Company Subsidiary and each Shareholder understands that, except for a portion of the interest earned on the amounts held in the Trust Fund, Buyer may disburse monies from the Trust Fund only: (i) to its public stockholders who exercise their redemption rights or in the event of the dissolution and liquidation of Buyer, (ii) to Buyer (less Buyer’s deferred underwriting compensation only) after Buyer consummates a business combination (as described in the Prospectus of Buyer) or (iii) as consideration to the sellers of a target business with which Buyer completes a business combination.

(b)  The Company, each Company Subsidiary and each Shareholder agrees that, notwithstanding any other provision contained in this Agreement, the Company, each Company Subsidiary and each such Shareholder does not now have, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between any of the Company, the Company Subsidiaries or the Shareholders on the one hand, and Buyer on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.20(b) as the “Trust Claims”). Notwithstanding any other provision contained in this Agreement, the Company, each Company Subsidiary and each such Shareholder hereby irrevocably waives any Trust Claim it may have, now or in the future (in each case, however, prior to the consummation of a business combination), and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof. In the event that the Company, the Company Subsidiaries and/or the Shareholders commence any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Buyer, which proceeding seeks, in whole or in part, relief against the Trust Fund or the public stockholders of Buyer, whether in the form of money damages or injunctive relief, Buyer shall be entitled to recover from the Company, the Company Subsidiaries or the Shareholders, as applicable, the associated legal fees and costs in connection with any such action, in the event Buyer prevails in such action or proceeding.

6.21 Warrant Exercise Payments

After the Closing, upon the exercise by a Shareholder of a Holdings Warrant received pursuant to Section 1.2.1, each such Shareholder shall pay $0.75 per Holdings Warrant Share received pursuant to such exercise to RLJ SPAC Acquisition, LLC, by wire transfer of immediately available funds.

6.22 Board of Directors and Management of the Surviving Company

Buyer and Holdings shall cause (a) Robert Johnson, Ted Green, Peter Edwards, Miguel Penella, H. Van Sinclair and John Hyde to be elected as directors of Holdings following the Closing, with Robert Johnson as Chairman and Peter Edwards as sole Vice Chairman, and (b) Ted Green will be elected as Chief Executive Officer and Miguel Penella will be elected as Chief Operating Officer of Holdings. Holdings will include each of the individuals named in clause (a) above in its slate of nominees for election as directors at each of the first two annual meetings of Holdings’ stockholders after the Closing Date; provided, however, that notwithstanding the foregoing, if an individual named in clause (a) is subject to a Cause Event, then Holdings shall have no obligation to include such individual in its slate of nominees for election as directors in either of the first two annual meetings of Holdings’ stockholder after the Closing Date.

6.23 Issuance of Securities by Buyer and Holdings

Until the consummation of the transactions contemplated by this Agreement and the Merger Agreement, neither Buyer nor Holdings shall issue, sell, grant or enter into any agreement to issue or sell or grant any shares of stock other than in connection with incentive compensation arrangements for management of Holdings upon consummation of the transactions contemplated by this Agreement and the Merger Agreement or as may be necessary (including, without limitation, issuances of shares of stock to third parties to raise funds) in order to consummate the transactions contemplated by this Agreement or the Merger Agreement.

6.24 Employment Arrangements

The Company will use commercially reasonable efforts to cooperate with the Buyer and Holdings to secure the continued employment following the Closing of such employees of the Company and the Company Subsidiaries as may be identified by the Buyer or Holdings, on terms and conditions reasonably satisfactory to the Buyer and Holdings (it being understood that such efforts will not include any requirement or obligation of the Company or any Company Subsidiary to pay any consideration not otherwise required to be paid by the terms of an existing Contract or offer or grant any financial accommodation or other benefit not otherwise required to be made by the terms of an existing Contract).

6.25 Warrant Transfer Restrictions

(a)  Until thirty (30) days after the Closing Date, each of the Stockholders shall not, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, with respect to the Holdings Warrant received by such Stockholder pursuant to Section 1.2.1 and the respective Holdings Warrant Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Holdings Warrant received by such Stockholder pursuant to Section 1.2.1 and the respective Holdings Warrant Shares, whether any such transaction is to be settled by delivery of shares of Holdings Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

(b)  Notwithstanding the provisions contained in Section 6.25(a), each of the Stockholders may transfer the Holdings Warrant received by such Stockholder pursuant to Section 1.2.1 and the respective Holdings Warrant Shares owned by him, her or it (i) by gift to a member of such Stockholder’s immediate family or to a trust, the beneficiary of which is a member of such Stockholder’s immediate family, an affiliate of such Stockholder or to a charitable organization; (ii) by virtue of the laws of descent and distribution upon death of such Stockholder; (iii) pursuant to a qualified domestic relations order; (iv) if the Stockholder is not a natural person, upon the dissolution or termination of legal existence of such Stockholder; or (v) in the event that Holdings consummates a liquidation, merger, stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of Holdings Common Stock for cash, securities or other property subsequent to the Closing Date; provided, however, that, in the case of clauses (i) through (iii), these permitted transferees enter into a written agreement with Holdings agreeing to be bound by the transfer restrictions in Section 6.25(a).

ARTICLE VII
TERMINATION

7.1 Termination

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by the boards of directors (or equivalent governing body) of Buyer, the Company, any Company Subsidiary, or the Shareholders):

(a)  by mutual written consent of Buyer and the Company;

(b)  by the Company or Buyer if the transaction has not closed by November 22, 2012 (the “Outside Date”);

(c)  by the Company or Buyer if there shall be any Law or regulation that makes consummation of the transactions contemplated herein illegal or if any judgment, injunction, order or decree enjoining Buyer, the Company or any Shareholder from consummating the transactions contemplated herein is entered and such judgment, injunction, order or decree shall become final and nonappealable;

(d)  by the Company, in the event of a material Breach by Buyer of any representation, warranty, covenant, agreement or other obligation contained herein that has not been cured or is not curable by Buyer within 15 business days after the Company gives written notice to Buyer regarding the material Breach;

(e)  by Buyer, in the event of a material Breach by the Company or any of the Company Subsidiaries or any Shareholder of any representation, warranty, covenant, agreement or other obligation contained herein that has not been cured or is not curable by the Company, any Company Subsidiary or Shareholder within 15 business days after Buyer gives written notice to the Company regarding the material Breach;

(f)  by either Buyer or the Company if the Merger Agreement shall fail to receive the requisite vote for approval of Image’s stockholders at the Image Stockholders’ Meeting or Buyer’s stockholders at the Buyer Stockholders’ Meeting;

(g)  by Buyer if the Merger Agreement shall have been terminated for any reason; or

(h)  by Buyer if the Estimated Net Working Capital is more than $5,000,000 less than the Working Capital Target Amount.

7.2 Effect of Termination

In the event of the termination of this Agreement pursuant to Section 7.1, there shall be no further obligation on the part of any party hereto, except that (a) nothing herein shall relieve any party from liability for any Breach hereof, (b) the provisions of Section 9.1 (Expenses) shall remain in full force and effect and (c) the provisions of Section 7.3 (Fees) shall remain in full force and effect.

7.3 Fees

(a)  Buyer agrees that:

(i)  if this Agreement is terminated pursuant to Section 7.1 (b) and, at the time of such termination, the condition set forth in Section 4.28 is not satisfied;

(ii)  if the Company shall terminate this Agreement pursuant to Section 7.1(d);

(iii)  if Buyer or the Company shall terminate this Agreement pursuant to Section 7.1(f); or

(iv)  if Buyer shall terminate this Agreement pursuant to Section 7.1(g);

then Buyer shall pay to the Company promptly (but in any event no later than one (1) business day after the first of such events shall have occurred) a fee of $1,000,000 (the “Termination Fee”), which amount shall be payable in immediately available funds.

(b)  Buyer acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement. Payment of the Termination Fee described in this Section 7.3 shall be considered liquidated damages and payable in lieu of any other damages.

ARTICLE VIII
SURVIVAL AND INDEMNIFICATION

8.1 Survival

The representations and warranties contained in this Agreement or any other Operative Document delivered pursuant hereto shall survive for a period of 18 months after the Closing Date, as adjusted pursuant to Section 1.6(b); provided, however, that (a) any Indemnification Claim based on Fraud shall survive the Closing indefinitely; (b) any Indemnification Claim based on Section 2.1 (Organization and Good Standing), Section 2.2 (Authority and Enforceability), Section 2.3 (Capitalization and Stock Rights; Consideration Spreadsheet), Section 2.16 (Intellectual Property), Section 2.20 (Brokers or Finders), Section 5 of Exhibit II (Solvency), Section 1 of Exhibit III (Solvency) or Article IIA (Representations and Warranties of the Shareholders) shall survive the Closing indefinitely; and (c) any Indemnification Claim based on Section 2.8 (Taxes), Section 2.10.3(a) (Further Representations Regarding Distribution Agreements), Section 2.15 (Employee Benefit Plans), Section 1 of Exhibit II (Pensions), Section 3 of Exhibit II (Taxation), Section 2 of Exhibit III (Tax) and Section 4 of Exhibit III (Superannuation) shall survive for the statute of limitations applicable to such matters plus 60 days (as adjusted pursuant to Section 1.6(b)). The representations and warranties referenced in Section 8.1(b) and Section 8.1(c), excluding the representations and warranties set forth in Section 2.16, are collectively referred to as the “Fundamental Representations.” The applicable survival period pursuant to this Section 8.1 is referred to as the “Survival Period.” The covenants, agreements and other obligations contained in this Agreement or in the other Operative Documents (including the obligations set forth in Section 6.22) shall survive the Closing and shall continue until fully performed or satisfied.

8.2 Indemnification by the Shareholders

(a)  Subject to the limitations set forth in this Article VIII, the Shareholders shall jointly and severally indemnify and hold Buyer and its officers, directors, employees, agents, advisers, representatives and Affiliates (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) harmless from and against, and shall reimburse the Buyer Indemnified Parties for, any and all losses, claims, damages, debts, liabilities, obligations, judgments, orders, settlement payments, awards, writs, injunctions, decrees, fines, penalties, Taxes, costs and expenses (including legal and accounting fees and expenses), whether absolute, incidental, punitive or otherwise, and whether or not involving a Third Party Claim (collectively, “Losses”), arising out of or relating to:

(i)  any Breach of any representation, warranty or certification made by or on behalf of the Company or any Company Subsidiary in this Agreement (other than any representation or warranty made in Article IIA) or in any other Operative Document;

(ii)  any Breach by the Company or any Company Subsidiary of any covenant, agreement or other obligation in this Agreement or in any other Operative Document;

(iii)  any and all Pre-Closing Taxes;

(iv)  any Transaction Costs of the Company or any Company Subsidiary (including all costs and expenses of any type whatsoever (including Taxes) arising out of or related to the Minority Buyouts and the Subsidiary Option Cancellations), other than the amounts set forth as Transaction Costs on the Transaction Costs Spreadsheet that are deducted from the Purchase Price pursuant to Section 1.2.1(a);

(v)  the Incentive Payment Obligations set forth in Section 6.17;

(vi)  any Severance Payment Obligations not included on Schedule 2.27 to the Disclosure Memorandum;

(vii)  the granting, exercise, transfer, cancellation or otherwise of any Company Stock Purchase Rights or Company Subsidiary Stock Purchase Rights (other than the Company Subsidiary Stock Purchase Rights set forth in the Deed of Pre-emption) or the stock or rights related thereto, on or after the date of this Agreement;

(viii)  any Claim brought by a third party based upon, arising out of or relating to the operations of the business, or any other action, activity or omission, of the Company or any of the Company Subsidiaries or any of their Affiliates on or prior to the Closing Date;

(ix)  any item set forth on Schedule 8.2(a)(ix) to the Disclosure Memorandum; and

(x)  any Fraud by the Company or any Company Subsidiary or Shareholder.

(b)  Subject to the limitations set forth in this Article VIII, each Shareholder shall, severally and not jointly, indemnify and hold the Buyer Indemnified Parties harmless from and against, and shall reimburse the Buyer Indemnified Parties for, any and all Losses, arising out of or relating to:

(i)  any Breach of any representation, warranty or certification made by such Shareholder in Article IIA or in any other Operative Document; or

(ii)  any Breach by such Shareholder of any covenant, agreement or other obligation of such Shareholder in this Agreement or in any other Operative Document.

8.3 Indemnification by Buyer

Subject to the limitations set forth in this Article VIII, Buyer shall indemnify and hold the Shareholders and their respective officers, directors, employees, agents, advisers, representatives and Affiliates (the “Shareholder Indemnified Parties”) harmless from and against, and shall reimburse the Shareholder Indemnified Parties for, any and all Losses, arising out of or relating to:

(a)  any Breach of any representation or warranty made by Buyer in this Agreement or in any other Operative Document; or

(b)  any Breach by Buyer of any covenant, agreement, obligation or other provision in this Agreement or in any other Operative Document.

8.4 Limitations

(a)  Except for Losses arising in connection with any Indemnification Claim based on a Breach of any of the Fundamental Representations, the aggregate liability of the Shareholders pursuant to Section 8.2(a)(i) shall be limited to an aggregate amount equal to $9,000,000, of which aggregate amount each Shareholder may be required to reimburse the Buyer Indemnified Parties for Losses up to an amount equal to such Shareholder’s Pro Rata Share thereof.

(b)  The aggregate liability of Buyer to all Shareholder Indemnified Parties shall be limited to an amount equal to $9,000,000.

(c)  Notwithstanding anything to the contrary in this Article VIII, the Shareholders shall have no obligation to indemnify or hold harmless any Buyer Indemnified Party with respect to any Losses arising in connection with any Indemnification Claims pursuant to Section 8.2(a)(i) unless the aggregate Losses incurred by the Buyer Indemnified Parties for which they are entitled to indemnification collectively equal or exceed the sum of $375,000 (“Basket”). If such Losses exceed the Basket, then the Shareholders shall be responsible to indemnify the Buyer Indemnified Parties for all Losses in excess of $200,000. Notwithstanding the foregoing, this Section 8.4(c) shall in no way limit, and the Basket shall not apply to, Buyer’s right to indemnification for Losses arising in connection with any Indemnification Claim based on a Breach of any of the Fundamental Representations, other than Losses arising in connection with the representations set forth in Section 2.10.3(a), which, for the avoidance of doubt, shall be subject to the Basket.

(d)  Any Person against whom an Indemnification Claim is being asserted (an “Indemnifying Party”) shall not be obligated to indemnify or hold harmless any Person claiming indemnification under this Article VIII (an “Indemnified Party”) after the expiration of any applicable Survival Period unless a Claim Notice with respect to such Indemnification Claim shall have been given by the Indemnified Party prior to the expiration of the applicable Survival Period.

(e)  The obligations of the Shareholders under Section 8.2(a) shall be satisfied, first, from the Indemnification Escrow Fund. If there are no funds remaining in the Indemnification Escrow Fund to satisfy Indemnification Claims, any additional liability of the Shareholders under Section 8.2(a) shall be satisfied from other assets of the Shareholders and each Shareholder shall be liable only for such Shareholder’s Pro Rata Share of any such liability of the Shareholders.

(f)  For purposes of determining the amount of Losses under Sections 8.2 and 8.3, all qualifications and limitations as to materiality, Company Material Adverse Effect and words of similar import set forth in this Agreement or in any other Operative Document (including in any representations, warranties or covenants), shall be disregarded.

(g)  Subject to Section 8.4(m), the right to indemnification, payment of Losses or other remedy under Article VIII based on any Breach of representations, warranties, covenants, agreements or other obligations will not be affected by any investigation conducted with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, agreement or other obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, agreement or other obligation, will not affect the right to indemnification, payment of Losses or other remedy under Article VIII based on any such representation, warranty, covenant, agreement or other obligation.

(h)  Any Indemnified Party that becomes aware of a Loss for which it seeks indemnification under this Article VIII shall be required to use commercially reasonable efforts to mitigate the Loss, including taking any actions reasonably requested by the Indemnifying Party, and an Indemnifying Party shall not be liable for any Loss to the extent that it is attributable to the Indemnified Party’s failure to mitigate.

(i)  No Person shall have any liability to indemnify any Person for any Loss that would not have arisen but for any alteration or repeal, enactment or adoption of any Law or accounting standard after the Closing Date.

(j)  Losses suffered by any Indemnified Party shall be calculated after giving effect to any amounts covered by insurance proceeds collected by Buyer, the Company or any of the Company Subsidiaries pursuant to any policy of insurance for which the Company or any of the Company Subsidiaries paid the premiums prior to Closing for the time period in which the insurable Loss occurred; provided, however, any increase in premiums resulting from collection under any such policy and any deductible paid regarding any such collection shall be deemed Losses and shall be indemnifiable. If any such insurance proceeds are actually realized by an Indemnified Party subsequent to the receipt by such Indemnified Party of an indemnification payment hereunder in respect of the claims to which such insurance proceeds relate, appropriate refunds shall be made promptly to the Indemnifying Party regarding the amount of such indemnification payment consistent with the first sentence of this Section 8.4(j).

(k)  The value of any tax benefits to an Indemnified Party (net of any tax detriment to the Indemnified Party as a result of receiving the indemnification payment) as a result of any Loss suffered by such Indemnified Party shall be taken into account in the calculation of the amount of any Loss, if and to the extent that the Indemnified Party and the Indemnifying Party can reasonably determine the value of such tax benefits at the time that the right to indemnification, payment of losses or other remedy under this Article VIII is otherwise determined.

(l)  Any amounts of liability for indemnification under this Article VIII will be determined without duplication for recovery because of the state of facts giving rise to the Losses constitute a breach of more than one representation, warranty, covenant or agreement hereunder or give rise to any payment pursuant to Section 1.2.3.

(m)  Buyer shall not be entitled to any indemnification, payment of Losses or other remedy arising in connection with the representations set forth in Sections 2.6.1(a), 2.6.2, 2.6.3 and 2.23 under Article VIII solely resulting from the use by the Company of the accounting methodologies or practices, internal accounting controls or inventory, investment, credit or allowance procedures specifically set forth on Exhibit 1.2.3 in the preparation of the Company Balance Sheet; provided, however, this Section 8.4(l) shall not apply to any indemnification, payment of Losses or other remedy under Article VIII relating to Third Party Claims.

8.5 Procedure for Indemnification

(a)  An Indemnified Party shall give written notice (the “Claim Notice”) of any Indemnification Claim (i) in the case of an Indemnification Claim against Buyer, to Buyer, and (ii) in the case of an Indemnification Claim against any Shareholder, to the Shareholder Representative, reasonably promptly, but in any event (A) prior to expiration of any applicable Survival Period, and (B) if such Indemnification Claim relates to the assertion against an Indemnified Party of any Claim by a third party (a “Third Party Claim”), within 45 days after receipt by the Indemnified Party of written notice of a legal process relating to such Third Party Claim; provided, however, that the failure to so notify the Indemnifying Party within such time period shall not relieve the Indemnifying Party of any obligation or liability to the Indemnified Party, except to the extent that the ability of the Indemnifying Party to resolve such Indemnification Claim is materially and adversely affected thereby.

(b)  Unless the Shareholder Representative (in the case of any Indemnification Claim against any Shareholder) or Buyer (in the case of any Indemnification Claim against Buyer) contests the Indemnification Claim in a writing given to the Indemnified Party within 20 days after receipt of a Claim Notice, describing in reasonable detail the basis for contesting the Indemnification Claim, the Indemnified Party shall, subject to the other terms of this Article VIII, be paid the amount of Losses related to such Indemnification Claim or the uncontested portion thereof. An Indemnifying Party shall not contest any Indemnification Claim (or any portion thereof) unless it believes in good faith that the Indemnified Party is not entitled to be indemnified with respect to the Losses specified in such claim. Any disputed Indemnification Claim shall be resolved either (i) in a written agreement signed by Buyer (and Buyer Indemnified Party, if not Buyer) and the Shareholder Representative or (ii) by the final decision of a court or other trier of fact.

(c)  With regard to a Third Party Claim, if the Shareholder Representative acknowledges in writing its obligation to indemnify Buyer (in the case of any Indemnification Claim against Buyer) hereunder against any Losses that may result from such Third Party Claim, then the Shareholder Representative will have the right to conduct and control, at its own expense (subject to its rights to reimbursement expressly provided for in this Agreement and the Escrow Agreement) through counsel of its own choosing, any Third Party Claim and will keep Buyer (and Buyer Indemnified Party, if not Buyer) thoroughly informed as to the status thereof. Buyer (and Buyer Indemnified Party, if not Buyer) may, at its election, participate in the defense of any such Third Party Claim, with counsel of its own choosing, but (except as provided below) will be required to bear the fees and expenses of such counsel. The Shareholder Representative will not settle or compromise any Third Party Claim without the prior written consent of Buyer (and Buyer Indemnified Party, if not Buyer), which consent will not be unreasonably withheld; provided, however, that Buyer may object to a settlement or compromise that includes any provision that in Buyer’s judgment may have a material and adverse impact on or establish an adverse precedent for the business condition or operations of, Buyer or any of its subsidiaries; provided, further, that the Shareholder Representative shall not consent without prior written consent of Buyer to a settlement or a compromise that does not include a release from all liability in respect of such Third Party Claim for Buyer and any Buyer Indemnified Party. If in the judgment of Buyer (and in the case of (iii) herein, and Buyer Indemnified Party, if not Buyer) after consultation with outside counsel (i) there is a reasonable likelihood that the amount payable in respect of a Claim will exceed the then remaining Indemnification Escrow Fund, (ii) the outcome of a Claim could have a material and adverse impact on the business condition or operations of Buyer or any of its subsidiaries, and would thereby require or cause Buyer to defend or respond in a manner different from that recommended by the Shareholder Representative or (iii) there has been determined by Buyer or such Buyer Indemnified Party, in the exercise of reasonable judgment, that there is a conflict of interest that makes separate counsel for Buyer or such Buyer Indemnified Party advisable, Buyer or such Buyer Indemnified Party will have the right to undertake the defense or settlement thereof, at the Shareholders’ expense, and the Shareholder Representative will be entitled to participate in the defense of such Claim at the expense of the Shareholders. If the Shareholder Representative fails to defend diligently any Third Party Claim, or if the Shareholder Representative fails to give written notice to Buyer and any such Buyer Indemnified Party of its intention to defend any Third Party Claim within 20 days after Buyer or such Buyer Indemnified Party has notified the Shareholder Representative that any such Third Party Claim has been made in writing and received by Buyer or such Buyer Indemnified Party, then Buyer or such Buyer Indemnified Party may undertake and assume the defense of such Third Party Claim with counsel of its own choosing and recover from the Shareholders its Losses (including the amount of any settlement or judgment of such Third Party Claim and the costs and expenses of such defense); provided, however that Buyer or such Buyer Indemnified Party shall not settle any such Third Party Claim without the prior written consent of the Shareholder Representative, which consent will not be unreasonably withheld.

(d)  The Shareholder Representative, the Company and the Company Subsidiaries, the Shareholders, Buyer and any Indemnified Parties shall cooperate with each other, as applicable, with respect to resolving any Claim or liability under this Article VIII. Such cooperation shall include, but not be limited to, providing any additional information that may be reasonably requested by a party to allow such party to assess the validity of any Indemnification Claim.

8.6 Adjustments to Purchase Price

The parties hereto shall treat each indemnification payment pursuant to this Article VIII as an adjustment to the Purchase Price for the Stock hereunder for all Tax reporting purposes, upon examination of any Tax Return, in any refund claim, or in any litigation, investigation or otherwise, unless otherwise required by a determination (within the meaning of Section 1313(a) of the Code or any corresponding or similar provision of state, local or foreign Law).

8.7 Non-Reliance of Buyer

(a)  Buyer acknowledges and agrees that:

(i)  except as expressly set forth in this Agreement or in any other Operative Document, none of the Company, any Company Subsidiary, or any Shareholder is making or has made any representation or warranty, expressed or implied, at law or in equity, in respect of the Company, the Company Subsidiaries, or any of the Company’s or the Company Subsidiaries’ respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of such business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Company or any Company Subsidiary furnished to Buyer or its Representatives or made available to Buyer and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever, and

(ii)  no officer, agent, representative or employee of the Company, any Company Subsidiary, or any Shareholder has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement or in the other Operative Documents and subject to the limited remedies herein provided;

(b)  Except for the specific representations and warranties expressly made in this Agreement and the other Operative Documents, Buyer specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company, the Company Subsidiaries, and the Shareholders have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and

(c)  Buyer specifically disclaims any obligation or duty by the Company, the Company Subsidiaries, or the Shareholders to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in Articles II and IIA and Exhibits II and III of this Agreement or in any other Operative Document.

8.8 Exclusive Remedies; Non-Recourse.

(a)  Except with respect to Fraud, the parties hereby agree that the indemnification rights provided in this Article VIII, the final payments relating to Net Working Capital made pursuant to Section 1.2.3, the remedies relating to Section 338 Allocation in Section 1.5(b), the expense reimbursement provisions of Sections 1.2.3 and 1.5(b), the Termination Fee payable pursuant to Section 7.3 and the specific performance remedies described in Sections 6.10 and 9.13 will constitute the sole and exclusive remedies for any and all Claims with respect to any Loss arising under, out of or relating to this Agreement or the sale and purchase of the Company, and that no party shall have any liability, and no party shall have any other entitlement, remedy or recourse, whether based on contract, tort, strict liability, other Laws or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties hereto to the fullest extent permitted by Law.

(b)  The provisions of this Section 8.8, together with the provisions of Articles II, IIA and III and Exhibits II and III of this Agreement and the remedies provided in this Article VIII and Sections 1.2.3, 1.5(b), 6.11, 7.3 and 9.13, were specifically bargained for between Buyer, the Company and the Shareholders and were taken into account by Buyer, the Company and the Shareholders in arriving at the Purchase Price.

(c)  Buyer, the Company and the Shareholders have specifically relied upon the provisions of this Section 8.8, together with the provisions of Articles II and IIA and Exhibits II and III of this Agreement and the remedies provided in this Article VIII, in agreeing to the Purchase Price and in agreeing to provide the representations and warranties set forth herein.

(d)  In the event of Fraud, the contractual exclusive remedies provisions in this Agreement shall have no application and Buyer shall have any and all remedies for Fraud at law or in equity or otherwise.

ARTICLE IX
GENERAL

9.1 Expenses

Except as otherwise specifically provided herein (including in Sections 6.5(c), 6.13(b) and 7.3), regardless of whether the transactions contemplated by this Agreement are consummated, each party shall pay its own fees, costs and expenses incident to the negotiation, preparation and execution of this Agreement and the other Operative Documents, and the consummation of the transactions contemplated hereby and thereby (all such fees, costs and expenses, the “Transaction Costs”), including (a) legal, accounting and financial advisory fees, costs and expenses incurred in connection with the transactions contemplated hereby since January 1, 2012, (b) any and all costs and expenses related to, and amounts paid in connection with the Minority Buyouts and the Subsidiary Option Cancellations (including any amounts paid therefor by Buyer at the direction of the Company or the Shareholders following the Closing), (c) any and all accrued and unpaid fees, costs and expenses outstanding on the Closing Date incident to the negotiation and preparation of the Prior Transaction, (d) the Incentive Payment Obligations to the extent provided in Section 6.17, (e) the costs of any directors and officers tail insurance policy purchased by the Company prior to or at the Closing and (f) the Term Loan Repayment Amount and the Sub-Debt Repayment Amount; provided, however, that the Transaction Costs incurred by the Company and the Company Subsidiaries, including any costs incurred by the Company benefiting the Shareholders with regard to this Agreement and the transactions contemplated hereby in connection with this Agreement and the other Operative Documents, shall reduce the Purchase Price as provided in Section 1.2.1(a); provided, further, that no Severance Payment Obligations, whether incurred in connection with the Closing or otherwise, shall be treated as a Transaction Cost.

9.2 Notices

Any notice, request or demand desired or required to be given hereunder shall be in writing and shall be given by personal delivery, confirmed facsimile transmission or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party shall have previously designated by such a notice. The effective date of any notice, request or demand shall be the date of personal delivery, the date on which successful facsimile transmission is confirmed or one day after it is delivered to a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid. Notice given to the Shareholder Representative shall constitute notice given to each Shareholder.

To Buyer:

RLJ Acquisition, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, Maryland 20814
Fax: 301-280-7747
Attention: Mr. H. Van Sinclair

with a copy to:

Greenberg, Traurig, LLP
200 Park Avenue
New York, New York 10166
Fax: (212) 801-6400
Attention: Alan Annex, Esquire

To the Shareholders and the Shareholder Representative:

Peter Edwards
c/o Acorn Media Group, Inc.
8515 Georgia Avenue, Suite 650
Silver Spring, Maryland 20910
Fax: 301-608-9312

with a copy to:

Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, Maryland 21202
Fax: 410-244-7742
Attention: Sharon Kroupa, Esquire

To the Company (and the Company Subsidiaries):

Acorn Media Group, Inc.
8515 Georgia Avenue, Suite 650
Silver Spring, Maryland 20910
Fax: 301-608-9312
Attention: Mr. Peter Edwards

with a copy to:

Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, Maryland 21202
Fax: 410-244-7742
Attention: Sharon Kroupa, Esquire

9.3 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties to the fullest extent possible.

9.4 Entire Agreement

(a)  This Agreement (including the Disclosure Memorandum and all other exhibits) and the other Operative Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the sale and purchase of the Stock and the other transactions contemplated hereby and by the other Operative Documents exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not as expressly set forth in this Agreement.

(b)  The parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

9.5 Assignment

No rights under this Agreement shall be assigned or delegated to another party by operation of law or otherwise without the consent of the other parties hereto; provided, however, that any or all rights and obligations of Buyer may be assigned or delegated to one or more Buyer Entities. Any purported assignment, transfer, pledge or hypothecation (other than by operation of law) in contravention hereof shall be void and ineffective.

9.6 Parties in Interest

This Agreement shall be binding on and inure solely to the benefit of the parties and their respective successors, heirs, legal representatives and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.7 Governing Law

This Agreement and all Claims or causes of action (whether in contract, tort, or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any Claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice-of-law principles that might otherwise require or allow the application of the laws of some other jurisdiction.

9.8 Forum Selection

In any action or proceeding among or between any of the parties arising out of or relating to this Agreement or the transactions contemplated hereby, including any action seeking equitable relief, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

9.9 Prevailing Party Costs and Expenses

Except as otherwise provided for in this Agreement, in the event that any Claim, cause of action, or counterclaim based upon, arising out of or relating to this Agreement, or the negotiation, execution or performance of this Agreement (including any Claim relating to Net Working Capital, Claim relating to the Section 338 Allocation, Claim for indemnification pursuant to Article VIII or other Claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) is instituted or asserted in any court or tribunal, the prevailing party or parties shall be entitled to recover from the non-prevailing party or parties its or their costs and expenses incurred in the litigation including reasonable attorneys’ fees.

9.10 Headings; Construction

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Words used in this Agreement, regardless of the gender and number specifically used, shall be deemed and construed to include any other gender, masculine, feminine or neuter, and any other number, singular or plural, as the context requires. The word “including” or derivation thereof shall mean including without limitation. Unless otherwise indicated to the contrary herein by the context or use thereof, the words “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular section or paragraph hereof. The parties intend that each representation, warranty, covenant, agreement and other obligation contained herein shall have independent significance. If any party has Breached any representation, warranty, covenant, agreement or other obligation contained herein in any respect, the fact that there exists another representation, warranty, covenant, agreement or other obligation relating to the same subject matter (regardless of the relative levels of specificity) that the party has not Breached shall not detract from or mitigate the fact that the party is in Breach of the first representation, warranty, covenant, agreement or obligation.

9.11 Counterparts

(a)  This Agreement may be executed and delivered in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, .pdf or other electronic means shall be effective as delivery of a manually executed counterpart to the Agreement.

(b)  The parties hereby agree that any Optionee who exercises an Option prior to, or in connection with, the Closing shall, by exercise of such Option and execution (and delivery to Buyer) of a counterpart signature page to this Agreement (and any other applicable Operative Document), and without further action by the parties hereto, become a party to this Agreement as a Shareholder (and to any other applicable Operative Document in the applicable capacity) and that the shares of capital stock issued upon exercise of any such Option shall constitute Stock under this Agreement. Any such Optionee, upon exercise of an Option and execution (and delivery to Buyer) of a counterpart signature page to this Agreement (and any other applicable Operative Document), shall be treated as if he, she or it had been an original party hereto as a Shareholder (and thereto in the applicable capacity), including with respect to the representations and warranties set forth in Article II and Article IIA and Exhibits II and III, the covenants in Article VI, the appointment of the Shareholder Representative and the indemnification obligations in Article VIII. No consent of the original parties hereto shall be required to carry the foregoing into effect. Each time an Optionee exercises an Option, the Company shall update Exhibit A and Schedule 1.2.4 to the Disclosure Memorandum to reflect the addition of such Optionee as a Shareholder and the exercise of such Option. All representations made hereunder with respect to Schedule 1.2.4 shall be deemed to be made with respect to Schedule 1.2.4 as it may have been updated as of the date of such representation in accordance with this Section 9.11.

9.12 Waiver of Jury Trial

EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE OTHER OPERATIVE DOCUMENTS, THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY OR THE ACTIONS OF SUCH PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF AND THEREOF.

9.13 Specific Performance

Each party hereto acknowledges and agrees that either Buyer or the Shareholders would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is Breached by the other party. Accordingly, each party hereto agrees that Buyer shall be entitled to an injunction to prevent Breaches of any provision of this Agreement by the Company, any Company Subsidiary or any Shareholder, and the Shareholder Representative, acting for the benefit of the Shareholders, shall be entitled to an injunction to prevent Breaches of any provision of this Agreement by Buyer and, in either case, to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy available at law or in equity.

9.14 Amendment

This Agreement may be amended, modified or supplemented at any time, but only pursuant to an instrument in writing signed by Buyer and either (a) the Shareholder Representative or (b) a majority in interest of the Shareholders, calculated with reference to each Shareholder’s Pro Rata Share, and any such amendment shall be binding on all parties.

9.15 Waiver

Buyer may (a) extend the time for the performance of any obligation or other act of the Company, any Shareholder or the Shareholder Representative under this Agreement or any other Operative Document, (b) waive any inaccuracy in the representations and warranties of the Company, any of the Company Subsidiaries or any Shareholder contained in this Agreement or any other Operative Document (which waiver shall not in any manner affect the rights of Buyer under Article VIII), or (c) waive compliance by the Company, any Shareholder or the Shareholder Representative with any covenant, agreement, other obligation or condition contained in this Agreement or any other Operative Document (which waiver shall not in any manner affect the rights of Buyer under Article VIII). The Shareholder Representative may (i) extend the time for the performance of any obligation or other act of Buyer under this Agreement or any other Operative Document, (ii) waive any inaccuracy in the representations and warranties of Buyer contained in this Agreement or any other Operative Document, or (iii) waive compliance by Buyer with any covenant, agreement, other obligation or condition contained in this Agreement or any other Operative Document. Any extension or waiver contemplated in this Section 9.15 shall be valid only if set forth in an instrument in writing signed by Buyer or the Shareholder Representative, as applicable, and shall apply only as set forth in such instrument and shall not operate as a waiver of, or estoppel with respect to, any failure to comply with any other obligation, covenant, agreement or condition contained herein. Any extension or waiver by the Shareholder Representative shall be binding on each Shareholder.

9.16 Arm’s Length Negotiations

Each party hereto acknowledges and agrees that (a) said party has had the opportunity to seek and has obtained the advice of its own legal, tax and business advisors before executing this Agreement and any other Operative Documents, as applicable and (b) this Agreement and the other Operative Documents is the result of arm’s length negotiations conducted by and among the parties and their respective counsel.

9.17 Interpretation

Where any amount in this Agreement which is expressed in United States Dollars is applicable to UK Sub or AUS Sub, the relevant amount for such jurisdiction shall be deemed to be the amount converted from United States Dollars into the relevant local currency at the prevailing interbank foreign exchange rate quoted in the Wall Street Journal at the date of this Agreement. Any reference in this Agreement or any other Operative Document to a legal term used in the United States of America for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, governmental or administrative authority or agency or any legal concept, legislation, law or regulation includes in respect of any jurisdiction other than the United States of America, a reference to whatever most closely approximates in that jurisdiction to the relevant legal term or reference used in the United States of America.

9.18 Definitions

Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings indicated on Annex A.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

RLJ ACQUISITION, INC., a Nevada corporation
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Its: CEO

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

ACORN MEDIA GROUP, INC., a District of Columbia corporation
By: /s/ Peter D. Edwards
Name: Peter D. Edwards
Its: President

SHAREHOLDER REPRESENTATIVE:
/s/ Peter D. Edwards (Signature)
Print Name: Peter Edwards

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
PETER EDWARDS ESBT TRUST
By: /s/ Peter D. Edwards
Name: Peter D. Edwards
Its: Trustee

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
EDWARDS FAMILY TRUST — SARA EDWARDS
By: /s/ Peter D. Edwards
Name: Peter D. Edwards
Its: Trustee

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
EDWARDS FAMILY TRUST — WILLIAM EDWARDS
By: /s/ Peter D. Edwards
Name: Peter D. Edwards
Its: Trustee

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
JRE ACORN IRREVOCABLE TRUST FBO JUSTINE K. EPSTEIN
By: /s/ Miles C. Padgett
Name: Miles C. Padgett for Clearbridge LLC, Trustee
Its: Trust Manager for the JRE Acorn Irrevocable Trust FBO Justine Epstein Account

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
JRE ACORN IRREVOCABLE TRUST FBO JULES R. FEENEY
By: /s/ Miles C. Padgett
Name: Miles C. Padgett for Clearbridge LLC, Trustee
Its: Trust Manager for the JRE Acorn Irrevocable Trust FBO Jules R. Feeney Account

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
/s/ James Epstein (Signature)
Name: James Epstein

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
/s/ John Lorenz (Signature)
Name: John Lorenz

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
LORENZ FAMILY TRUST FOR JOESEPH LORENZ
By: /s/ Christine V. Simpson
Name: Christine V. Simpson
Its: Trustee

By: /s/ Scott Ward
Name: Scott Ward
Its: Trustee

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
LORENZ FAMILY TRUST FOR PETER LORENZ
By: /s/ Christine V. Simpson
Name: Christine V. Simpson
Its: Trustee

By: /s/ Scott Ward
Name: Scott Ward
Its: Trustee

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
/s/ George Delta (Signature)
Name: George Delta

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
DELTA FAMILY TRUST FOR KAYLA DELTA
By: /s/ George Delta
Name: George Delta
Its: Trustee

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
DELTA FAMILY TRUST FOR MARA DELTA
By: /s/ George Delta
Name: George Delta
Its: Trustee

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
/s/ Marsha Lutz (Signature)
Name: Marsha Lutz

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
/s/ Rozanne Hakala (Signature)
Name: Rozanne Hakala

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
GEORGE W. OWENS TRUST FOR GRANDCHILDREN DATED 11/19/91
By: /s/ Gregory D. Owens
Name: Gregory D. Owens
Its: Trustee

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
CAROL E. OWENS TRUST
By: /s/ Carol E. Owens
Name: Carol E. Owens
Its: Trustee

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

SHAREHOLDERS:
/s/ Miguel Penella (Signature)
Name: Miguel Penella

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

ANNEX A

DEFINITIONS

“Accounts Date”:  Is defined in Exhibit III.

“ACL”:  Agatha Christie Limited, a company incorporated in England and Wales with registration number 00550864 whose registered office is situated at 4th Floor, Aldwych House, 81 Aldwych, London, WC2B 4HN.

“ACL Acquisition Date”:  29 February 2012.

“ACL Knowledge”:  With respect to the Company and/or the Company Subsidiaries, the information set out in (a) the due diligence report of Baker Botts (UK) LLP, dated 1 December 2011 addressed to the Company, (b) the supplementary due diligence report of Baker Botts (UK) LLP, dated 25 January 2012 addressed to the Company and (c) the financial due diligence report of Grant Thornton LLP, dated 24 January 2012 addressed to the Company, as at the date on which each respective report was issued.

“ACL Transaction Costs”:  Any and all fees, costs and expenses incident to the negotiation, preparation or consummation of the acquisition by APL of ACL.

“ACL Transaction Costs Spreadsheet”:  Is defined in Section 4.12.

“AIP”:  Is defined in the Recitals to this Agreement.

“APL”:  Acorn Productions Limited, a company incorporated in England and Wales with registration number 07932440 whose registered office is situated at 16 Welmar Mews, 154 Clapham Park Road, London, England, SW4 7DD.

“Affiliate”:  With respect to a Person means any other Person that, directly or indirectly, controls or is controlled by or is under common control with the first Person.

“Affiliated Group”:  Any combined, consolidated, unitary or similar group defined under state, local or foreign income Tax Law, including any arrangement for group relief within a jurisdiction or similar arrangement.

“Agreed Deed of Surrender”:  In respect of a Subsidiary Option, a deed of surrender in the form attached as Exhibit B of this Agreement.

“Agreement”:  Is defined in the first paragraph of this Agreement.

“Audio”:  Any audio medium (including audio cassettes, CDs, DVD-Audio, Super Audio CD (SACD), and successor formats or in any other analogous format) for private listening by means of playback device where both the playback device and the receiver are located in the same location. For purposes of clarity, Audio shall refer only to physical, tangible, pre-packaged goods that are audio duplication(s) of a Motion Picture and that have been encoded, fixed or stored prior to receipt by the consumer via sale, rental or otherwise.

“AUS Sub”:  Is defined in the Recitals to this Agreement.

“AUS Sub Accounts”:  Is defined in Exhibit III.

“Authorized Action”:  Is defined in Section 1.6(d).

“Bank Balances”:  Is defined in Section 4.22.

“Basket”:  Is defined in Section 8.4(c).

“Breach” or “Breached”:  A “Breach” of a representation, warranty, certification, covenant, obligation or other provision of this Agreement or any other Operative Document shall be deemed to have occurred, or a representation, warranty, certification, covenant, obligation or other provision of this Agreement or any other Operative Document shall have been “Breached,” if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply (in whole or in part) with, such representation, warranty, certification, covenant, obligation or other provision; or (b) any Claim (by any Person) or other occurrence or circumstance

A-1

that is or was inconsistent in any respect with such representation, warranty, certification, covenant, obligation or other provision, and the term “Breach” means any such inaccuracy, breach, failure, Claim, occurrence or circumstance.

“Business Day”:  Any day other than a Saturday or a Sunday or any other day on which the banks in the State of Maryland, the United Kingdom or Australia are permitted or required to be closed.

“Buyer”:  Is defined in the first paragraph of this Agreement.

“Buyer Articles of Incorporation”:  The Articles of Incorporation of Buyer, as amended and restated on February 22, 2011.

“Buyer Certifications”  Is defined in Section 3.5(g).

“Buyer Common Stock”:  Buyer’s common stock, par value $0.001 per share.

“Buyer Entities”:  Buyer or any wholly-owned subsidiary of Buyer.

“Buyer Indemnified Party” and “Buyer Indemnified Parties”:  Each is defined in Section 8.2(a).

“Buyer Material Adverse Effect”:  Any event, occurrence, fact, condition or change that causes, or could reasonably be expected to cause, individually or in the aggregate, a materially adverse effect on (a) the business, operations, assets, liabilities (absolute, accrued, contingent or otherwise), results of operations, condition (financial or other) or prospects of Buyer or Holdings or their respective subsidiaries, in the aggregate, excluding any such event, occurrence, fact, condition or change that materially and adversely affects prevailing economic conditions or the Designated Industry generally and that does not have a disproportionately adverse effect on Buyer, Holding or their respective subsidiaries, collectively or (b) the ability of Buyer or Holdings to consummate timely the transactions contemplated hereby or by the Merger Agreement.

“Buyer Preferred Stock”:  Is defined in Section 3.4(a).

“Buyer SEC Reports”:  Is defined in Section 3.5(a).

“Buyer Additional SEC Reports”:  Is defined in Section 3.5(a).

“Buyer Stockholders’ Meeting”:  The meeting of the stockholders of Buyer to be held to consider approval and adoption of the Merger Agreement and the merger contemplated thereby.

“Buyer Trust Agreement”:  The Investment Management Trust Agreement between Buyer and Continental Stock Transfer & Trust Company, dated as of February 22, 2011.

“Buyer Warrant Agreement”:  The Warrant Agreement between Continental Stock Transfer & Trust Company and Buyer, dated as of February 22, 2011.

“Cause Event”  shall mean (i) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving theft, dishonesty, disloyalty or fraud with respect to Holdings or any of its subsidiaries or any of their customers or suppliers, (ii) reporting to work under the influence of alcohol or illegal drugs, the use of illegal drugs (whether or not at the workplace) or other conduct causing Holdings or any of its subsidiaries substantial public disgrace or disrepute or economic harm, (iii) substantial and repeated failure to perform duties as reasonably directed by the Board of Directors of Holdings, (iv) breach of fiduciary duty, gross negligence or willful misconduct with respect to Holdings or any of its subsidiaries, or (v) chronic absenteeism (“chronic absenteeism” shall be deemed to have occurred if a Person has at least ten absences unrelated to disability or illness in any ten week period).

“Claim”:  Any claim, demand, cause of action, suit, proceeding, arbitration, audit, hearing, investigation or inquiry (whether formal or informal).

“Claim Notice”:  Is defined in Section 8.5(a).

“Clip Rights”:  The right to license or sell one or more clips of a Motion Picture to any third party in any media.

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“Closing”:  Is defined in Section 1.1.

“Closing Bonus Obligations”:  All of the bonus payment obligations (calculated in accordance with resolutions of the boards of directors of any of the Company or the Company Subsidiaries or otherwise and any related documents) payable to employees of the Company or the Company Subsidiaries contingent upon the Closing not governed by a Retention Incentive Agreement.

“Closing Cash Amount”:  Is defined in Section 1.2.1(b)(iii).

“Closing Date”:  Is defined in Section 1.3.

“Closing Stock Amount”:  Is defined in Section 1.2.1(b)(iv).

“Closing Warrant Amount”:  Is defined in Section 1.2.1(b)(v).

“Code”:  The Internal Revenue Code of 1986, as amended, and all rules and regulations promulgated thereunder, as in effect from time to time.

“Collection and Use”:  Is defined in Section 2.16.14.

“Commitment Letters”: Is defined in Section 3.9.

“Company”:  Is defined in the first paragraph of this Agreement.

“Company Balance Sheet”:  Is defined in Section 2.6.1.

“Company 401(k) Plan”  The Acorn Media Group, Inc. 401(k) & Profit Sharing Plan & Trust.

“Company Intellectual Property Rights”:  All Intellectual Property Rights owned (or purported to be owned), applied for, or currently Exploited (whether as licensor or licensee) by the Company or a Company Subsidiary, together with all goodwill associated therewith and all rights and causes of action for infringement, misappropriation, violation, misuse, dilution, unfair trade practice or otherwise associated therewith.

“Company IP”:  Is defined in Section 2.16.1.

“Company IP Registrations”:  Is defined in Section 2.16.6.

“Company Material Adverse Effect”:  Any event, occurrence, fact, condition or change that causes, or could reasonably be expected to cause, individually or in the aggregate, a materially adverse effect on (a) the business, operations, assets, liabilities (absolute, accrued, contingent or otherwise), results of operations, condition (financial or other) or prospects of the Company and the Company Subsidiaries, in the aggregate, excluding any such event, occurrence, fact, condition or change that materially and adversely affects prevailing economic conditions or the Designated Industry generally and that does not have a disproportionately adverse effect on the Company and the Company Subsidiaries, collectively or (b) the ability of the Company or any Company Subsidiary to consummate timely the transactions contemplated hereby.

“Company-Owned IP”:  Is defined in Section 2.16.1.

“Company Share Restrictions”:  Is defined in Section 2.3(a).

“Company Subsidiaries”:  Collectively, UK Sub, AUS Sub, AIP, APL and FW8.

“Company Subsidiary Stock Purchase Rights”:  Rights of first refusal or offer, preemptive rights, options, warrants, conversion rights, and other rights, understandings or agreements, either direct or indirect, for the purchase, acquisition or transfer from a Company Subsidiary or any other Person of any shares in any Company Subsidiary or any securities or instruments directly or indirectly convertible into, exercisable for or exchangeable for shares in any Company Subsidiary.

“Company Technology”:  All Technology owned (or purported to be owned) or currently Exploited (whether as licensor or licensee), by the Company or any of the Company Subsidiaries.

“Consent Parties”:  Is defined in Section 4.11.

“Consents”:  Is defined in Section 4.11.

A-3

“Contract”:  Any contract, agreement, instrument, permission, consent, lease, license, release, covenant not to sue, commitment, plan, arrangement, undertaking and understanding, oral or written, including a purchase order, security agreement, publication contract, license agreement, sublicense agreement, website terms of service, software development agreement, service agreement, independent contractor agreement, freelancer agreement, distribution agreement, joint venture agreement, reseller agreement, credit agreement, co-marketing/content agreement, membership agreement or instrument relating to the borrowing of money.

“Deed of Pre-emption”:  Deed of Pre-emption, dated February 29, 2012, Acorn Media Group, Inc., as Covenantor.

“Designated Industry”:  Is defined in Section 6.11(a).

“Digital Audio”:  Any digital medium (including WMA, AAC, MP3, FLAAC, OGG, WAV, AIFF, AU, or in any analogous format), for private listening by means of playback device including a personal computer, wireless device, mobile phone (including ringtones, ringbacks, etc.), personal audio player or comparable device via electronic sell-through (EST), digital subscription or otherwise.

“Digital Video”:  Clips, segments and/or the complete Motion Picture by any digital medium (including Windows Media, Flash, AVC, H.264, MPEG-2, MPEG-4 or in any analogous format now known or hereafter invented), for private viewing of the visual images and synchronized audio-track by means of playback device including a television monitor, personal computer, wireless device, mobile phone (including video ringers, wallpaper, etc.), personal video player or comparable device via electronic sell-through (EST a/k/a download-to-own), digital rental, digital video-on-demand, imbedded digital file or otherwise. Digital video-on-demand shall also include digital free-on-demand, digital ad-supported (non-transactional) video-on-demand, and digital subscription video-on-demand, as such terms are commonly understood to mean in the entertainment industry.

“Disclosure Memorandum”:  Is defined in Article II.

“Distribution Agreement”:  Any Contract relating to the distribution, license or Exploitation of Distribution Rights and related products and services by Company or any Company Subsidiary.

“Distribution Rights”:  With respect to a Motion Picture, the exclusive or non-exclusive rights to manufacture, reproduce, sell, rent, lease, license, sublicense, distribute, exhibit, broadcast, transmit, bundle with other programming, and otherwise Exploit the Motion Picture, in whole or in part, in any languages, in any media, including Theatrical, Home Video, Television, Digital Audio, Digital Video and Non-Theatrical and so-called “ancillary rights”, including Clip Rights, Merchandising Rights, Music Publishing Rights and Soundtrack Album Rights, by any and all means now known or hereafter devised, together with the right to do any or all of the following: (a) publicize, advertise, market and promote the Motion Picture and clips thereof, through any means and methods and in any such manner and media; (b) use the title of the Motion Picture; and (c) use the names, approved likenesses, approved voices, approved signatures and approved biographies of the cast, crew and other Persons contributing to the Motion Picture.

“DOL”:  The United States Department of Labor.

“Employee Benefit Plan”:  Any retirement, pension, profit sharing, deferred compensation, equity bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, paid time off, severance, change of control, equity purchase, equity option, restricted equity, phantom equity, equity appreciation rights, fringe benefit or other employee benefit or compensatory plan, program, policy, practice, arrangement, Contract or fund (including any “employee benefit plan,” as defined in Section 3(3) of ERISA) or any employment, consulting or personal services contract, whether written or oral, funded or unfunded or domestic or foreign, (a) sponsored, maintained or contributed to by the Company, any Company Subsidiary or any ERISA Affiliate or to which the Company, any Company Subsidiary or any ERISA Affiliate is a party, (b) covering or benefiting any current or former employee, agent, director or independent contractor of the Company, any Company Subsidiary or any ERISA Affiliate (or any dependent or beneficiary of any such individual), or (c) with respect to which the Company, any Company Subsidiary or any ERISA Affiliate has (or could have) any obligation or liability.

A-4

“Encumbrance”:  Liens (including Tax liens), mortgages, pledges, assignments, deeds of trust, security interests, leases, charges, options, calls, rights of first refusal, easements, servitudes, transfer restrictions or other encumbrances, restrictions, limitations, and other adverse claims or interests of any kind.

“Environmental Laws”:  All laws relating in any way to protection of human health and safety or the environment (including ambient air, surface water, ground water, drinking water, wildlife, plants, land surface or subsurface strata), including any statutes, regulations, administrative decisions or orders relating to Releases or threatened Releases of, or exposure to, Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport, or handling of Hazardous Materials, or documentation relating to the foregoing, and any related law addressing transfer of ownership notification or approval.

“Environmental Permit”:  Any and all licenses, permits, registrations, regulatory plans, compliance standards and government approvals necessary under any Environmental Law for the Company or any Company Subsidiary to operate its business.

“ERISA”:  The Employee Retirement Income Security Act of 1974, and all rules and regulations promulgated thereunder, all as in effect from time to time.

“ERISA Affiliate”:  Each Person which, together with the Company or a Company Subsidiary, is treated as a single employer for purposes of Section 414(b), (c), (m) or (o) of the Code. Notwithstanding and without limiting the preceding sentence, neither the Company Subsidiaries nor GFW shall be treated as ERISA Affiliates.

“Escrow Agent”:  City National Bank, national association, or such other bank or trust company as may be agreed upon by the parties prior to Closing.

“Escrow Agreement”:  Is defined in Section 1.2.2.

“Estimated Closing Balance Sheet”:  Is defined in Section 1.2.3(a).

“Estimated Net Working Capital”:  Is defined in Section 1.2.3(a).

“Estimated Net Working Capital Statement”:  Is defined in Section 1.2.3(a).

“Exchange Act”:  The Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Reimbursement”:  Payments actually made by Buyer or one of its Affiliates prior to the date of this Agreement to the Company to reimburse the Company for fees, costs and expenses incurred and actually paid by the Company incident to the negotiation, preparation and execution of this Agreement and the other Operative Documents, and the consummation of the transactions contemplated hereby and thereby.

“Exploit” or “Exploitation”:  Use, possess, reproduce, modify, display, market, perform, publish, transmit, broadcast, acquire, sell, offer for sale, license, sublicense, import, distribute or any other exercise or exploitation of rights.

“Final Closing Balance Sheet”:  Is defined in Section 1.2.3(b).

“Final Closing Consideration Spreadsheet”:  Is defined in Section 4.13.

“Final Net Working Capital”:  Is defined in Section 1.2.3(b).

“Final Net Working Capital Statement”:  Is defined in Section 1.2.3(b).

“Financial Statements”:  Is defined in Section 2.6.1.

“Fraud”:  Intentional misrepresentation made with intent to defraud.

“Fundamental Representations”:  Is defined in Section 8.1.

“FW8”:  Foyles War 8 Productions Limited, a company incorporated in England and Wales with registration number 07980496 whose registered office is situated at 16 Welmar Mews, 154 Clapham Park Road, London, UK, United Kingdom, SW4 7DD.

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“GAAP”:  Generally accepted accounting principles in the United States.

“GFW”:  Greenlit (Foyles War) Limited, a company registered in England and Wales with number 06755823.

“GFW Acquisition Date”:  April, 21 2011.

“Governing Documents”:  With respect to the Company, means the Certificate of Incorporation of the Company, dated April 20, 1984, as amended on December 19, 1994, April 30, 2001 and June 22, 2004, and the bylaws of the Company; with respect to UK Sub, means the Memorandum and Articles of Association of UK Sub; and with respect to AUS Sub, means the constitution of AUS Sub.

“Governmental Body”:  Any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Greenlit Rights”:  All Intellectual Property Rights acquired by the Company from Greenlit Rights Limited (In Administration) pursuant to an asset purchase agreement between the Company, the Joint Administrators of Greenlit Rights Limited, Antony David Nygate and Andrew Howard Beckingham of BDO LLP and Greenlit Rights Limited (In Administration), or which may be acquired in connection with the dissolution of GFW.

“Hazardous Materials”:  (a) Any chemicals, materials, substances or wastes that are now or ever have been defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous chemicals,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “pollutants,” “contaminants,” or words of similar meaning or effect under any Environmental Law; (b) any petroleum or petroleum products, radioactive materials, asbestos in any form, polychlorinated biphenyls, radon, mold, mildew, urea formaldehyde insulation, silica, chlorofluorocarbons, and all other ozone-depleting substances.

“Holdings Common Stock”:  Is defined in Section 1.2.1(a).

“Holdings Warrants”:  Is defined in Section 1.2.1(a).

“Holdings Warrant Shares”:  Is defined in Section 1.2.1(a).

“Home Video”:  Any video medium (including video cassettes, DVDs, (including Blu-Ray DVDs, HD-DVDs, MODs and successor DVD formats), digital videodiscs, compact videodiscs or in any other analogous format), for private viewing of the visual images and synchronized audio-track by means of playback device which causes a visual image on the screen of a television receiver, computer or comparable device, where both the playback device and the receiver are located in the same location, including in-flight players. For purposes of clarity, Home Video shall refer only to physical, tangible, pre-packaged goods that are audio-visual duplication(s) of a Motion Picture and that have been encoded, fixed or stored prior to receipt by the consumer via sale, direct response, rental or otherwise.

“HSR Act”:  The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Image”:  Image Entertainment, Inc., a Delaware corporation.

“Image Effective Time”: Is defined in the Merger Agreement.

“Image Stockholders’ Meeting”:  The meeting of the stockholders of Image to be held to consider approval and adoption of the Merger Agreement and the mergers contemplated thereby.

“Inbound Licenses”:  All Contracts (other than Distribution Agreements) pursuant to which the Company or any Company Subsidiary has the right to Exploit any Third Party IP, excluding Contracts for commercial off-the-shelf software requiring one-time or recurring annual payments in an amount less than $20,000.

“Incentive Payment Obligations”:  (a) The incentive payment obligations (calculated in accordance with each relevant Retention Incentive Agreement) under each Retention Incentive Agreement and (b) the Closing Bonus Obligations.

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“Indebtedness”:  Of any Person, without duplication, (a) any and all indebtedness and obligations (including interest and accrued but unpaid interest) of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations, contingent or otherwise, of such Person as an account party or applicant in respect of letters of credit, (d) all obligations, contingent or otherwise, of such Person with respect to bankers’ acceptances and (e) other obligations of such Person which would be considered debt in accordance with GAAP under any Contract or other arrangement to which such Person is a party.

“Indemnification Claim”:  Any Claim for indemnification under Article VIII.

“Indemnification Escrow”:  Is defined in Section 1.2.2.

“Indemnification Escrow Fund”:  Is defined in Section 1.2.2.

“Indemnified Party”:  Is defined in Section 8.4(d).

“Indemnifying Party”:  Is defined in Section 8.4(d).

“Intellectual Property Agreements”:  The Inbound Licenses and the Outbound Licenses, collectively.

“Intellectual Property Rights”:  Is collectively any and all of the following and all rights in, arising out of, or associated therewith (including all applications or rights to apply for any of the following, and all registrations, renewals, extensions, future equivalents, and restoration thereof, now or hereafter in force or effect): all United States, international and foreign (a) patents, utility models, and applications therefor, and all reissues, divisions, re-examinations, provisions, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions, discoveries, and designs, including invention disclosures; (b) all trade secrets and other rights in know-how and confidential or proprietary information; (c) all mask works and copyrights, and all other rights corresponding thereto (including moral rights) throughout the world; (d) all rights in World Wide Web addresses and domain names and applications and registrations therefore, and contract rights therein; (e) all trade names, logos, trademarks and service marks, trade dress and all goodwill associated therewith throughout the world; (f) rights of publicity and personality; and (g) any similar, corresponding, or equivalent rights to any of the foregoing in items (a) through (f) above, anywhere in the world. Notwithstanding the foregoing, “Intellectual Property Rights” shall not include any Distribution Rights that the Company may be entitled to Exploit pursuant to any Distribution Agreement.

“Inventory”:  All materials, products, rights, services and goods, including DVD finished goods and packaging and third party products (including gifts, jewelry and home accents) and other inventories used or to be used in the business of the Company and the Company Subsidiaries.

“IRS”:  The United States Internal Revenue Service.

“Joint Proxy Statement”:  Is defined in Section 6.6(a).

“Knowledge”:  With respect to the Company and/or the Company Subsidiaries, the knowledge, after reasonable inquiry, of any officer of the Company or any Company Subsidiary or of any general manager of any division or above of the Company or any Company Subsidiary, respectively, and with respect to other Persons, after reasonable inquiry.

“Law”:  Any domestic or foreign (including federal, state and local and any applicable equivalents) constitutional provision, statute or other law, rule, regulation, requirement or interpretation of any Governmental Body and any decision, decree, finding, injunction, judgment, order, ordinance, ruling or assessment of any Governmental Body or any arbitrator.

“Lender Letters”:  Is defined in Section 3.5.

“Licensor”:  Any Person (other than the Company or the Company Subsidiaries) granting Distribution Rights to the Company or a Company Subsidiary under a Distribution Agreement or rights to Exploit Third-Party IP pursuant to an Inbound License.

“Listed Employee”:  Miguel Penella, Peter Clinch, Peter Smart, Don Klees, and Mark Stevens.

“Losses”:  Is defined in Section 8.2(a).

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“Material Contract”:  Is defined in Section 2.10.1.

“Merchandising Rights”:  The right to create, distribute, sell, license or otherwise Exploit merchandise of any kind (other than Soundtrack Album Rights) which includes or makes use of any of the Intellectual Property Rights associated with a Motion Picture, including logos, characters, story or other trademarks or copyrights associated therewith.

“Merger Agreement”:  The Agreement and Plan of Merger, dated as of the date hereof, between Buyer and Image.

“Minority Buyouts”:  Is defined in the Recitals to this Agreement.

“Minority Buyout Payments”:  The aggregate of all payments to be made to the holders of shares in the Company Subsidiaries pursuant to the Minority Buyouts.

“Motion Picture”:  Pictures of every kind and character whatsoever, including all present and future technological developments, whether produced by means of any photographic, electrical, electronic, optical, mechanical or other processes or devices now known or hereafter devised, and their accompanying devices and processes whereby pictures, images, visual and aural representations are recorded or otherwise preserved for projection, reproduction, exhibition, or transmission by any means or media now known or hereafter devised in such manner as to appear to be in motion or sequence, including computer generated pictures and graphics other than video games. For the avoidance of doubt, Motion Picture includes all audio-visual works made for Theatrical, Home Video, Television, Digital Audio, Digital Video, Non-Theatrical or any other means of Exploitation now known or hereafter devised that are used for purposes of viewing such audio-visual works, including all Merchandising Rights based thereon (including video games).

“Music Publishing Rights”:  The right to own and Exploit, and to collect revenues derived from, the copyrights and music publishing rights in any and all music contained in a Motion Picture (this right shall not apply to licensed music controlled by third parties).

“Nasdaq”:  Is defined in Section 6.19.

“NDA”:  Is defined in Section 6.7(a).

“Net Cash Purchase Price”:  Is defined in Section 1.2.1(a)(i).

“Net Purchase Price”:  Is defined in Section 1.2.1(a)(iii).

“Net Working Capital”:  Is the Company’s total current assets (including cash), less its total current liabilities (including obligations under the Company’s current line of credit pursuant to the Senior Credit Agreement, but excluding any Transaction Costs), less any accrued and unpaid income tax-related distributions to Shareholders, plus the aggregate amount of any ACL Transaction Costs paid by the Company or any Company Subsidiary from working capital. For the avoidance of doubt, Net Working Capital shall exclude any assets and liabilities of ACL regardless if required by GAAP.

“Non-Theatrical”:  Military and diplomatic institutions, government entities, hotels/motels, schools, libraries, churches, museums, summer camps, film festivals, private businesses, non-profits institutions, airline (a/k/a in-flight), rail, ships (including air, rail or ship transportation bearing the flag of any country, or if any transportation company’s booking office is located in any country) and other similar markets and venues for public or private viewing by means of playback device which causes a visual image on the screen of a television receiver, computer or comparable device, where both the playback device and the receiver are located at the same location.

“Offer Letter”:  Is defined in Section 4.10.

“Operative Document” and collectively “Operative Documents”:  Each of this Agreement and the other agreements (including those relating to the Stock Option Cancellations and the Minority Buyouts) and certificates referenced in this Agreement to be executed and delivered at the Closing (including those relating to the Stock Option Cancellations and the Minority Buyouts), as well as the NDA.

“Options”:  Is defined in Section 2.3(b).

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“Optionee” and “Optionees”:  Each is defined in Section 2.3(b).

“Outbound Licenses”:  All Contracts to which the Company or any Company Subsidiary is a party and pursuant to which any Person (other than the Company or any Company Subsidiary) is authorized to Exploit any of the Company IP.

“Outside Date”:  Is defined in Section 7.1(b).

“Per Share Cash Purchase Price”:  Is defined in Section 1.2.1(a)(i).

“Per Share Stock Purchase Price”:  Is defined in Section 1.2.1(a)(ii).

“Per Share Warrant Purchase Price”:  Is defined in Section 1.2.1(a)(iii).

“Permitted Encumbrances”:  (a) Conditional sales or similar security interests granted in connection with the purchase of equipment or supplies in the ordinary course of business, (b) assessments for current Taxes not yet due and payable, (c) statutory liens securing Indebtedness owed by the Company or any Company Subsidiary that is in the aggregate less than $10,000, was incurred in the ordinary course of business and is not yet due and payable, (d) Encumbrances set forth on Schedule P to the Disclosure Memorandum,(e) restrictions on transfers of securities pursuant to the Securities Act or applicable state or foreign securities laws and (f) liens that would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

“Person”:  Any individual, corporation, partnership, trust, joint venture, limited liability company, association, organization, other entity or Governmental Body or regulatory authority.

“Personal Information”:  Is defined in Exhibit III.

“Personal Property”:  Is defined in Section 2.9(b).

“Personally Identifiable Information”:  Is defined in Section 2.16.14.

“Personally Identifiable Information Obligations”:  Is defined in Section 2.16.14.

“Plan”:  The Acorn Media Publishing, Inc. Nonqualified Stock Option Plan.

“Pre-Closing Tax Periods”:  Collectively, all taxable periods ending on or prior to the Closing Date and the portion through the end of the Closing Date for all Straddle Periods.

“Pre-Closing Taxes”:  Any and all Taxes (a) of the Company or any Company Subsidiary for all Pre-Closing Tax Periods, or which relate to an event or transaction occurring on or before the Closing Date (other than Taxes which relate to actions taken by Buyer outside the ordinary course of business on the Closing Date, but after the Closing, except as specifically contemplated by this Agreement), (b) of any member of an Affiliated Group of which the Company or any Company Subsidiary (or any predecessor thereof) is or was a member on or prior to the Closing Date, or any Person connected or otherwise associated for any Tax purpose with the Company or any Company Subsidiary on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any corresponding or similar provision of state, local or foreign Law), or (c) of any Person imposed on the Company or any Company Subsidiary as a transferee or successor, by Contract or pursuant to any Law, rule or regulation, which Taxes relate to an event or transaction occurring on or before the Closing Date, (d) of Buyer, the Company or their Affiliates resulting from any final determination (within the meaning of Section 1313 of the Code or any corresponding or similar provision of state, local or foreign Law), or settlement, that the Section 338 Elections are invalid as a result of a Breach of representation, warranty, certification, agreement, covenant or other obligation of the Company, the Company Subsidiaries or the Shareholders hereunder (e.g., by reason of the Company not properly being qualified as an S corporation), (e) arising out of or resulting from the transactions contemplated by this Agreement (including Taxes (including any corporation tax, income tax, stamp duty and any employer’s and employee’s social security or national insurance contributions) arising out of or resulting from or in connection with the Minority Buyouts and the Subsidiary Option Cancellations, the making of the Section 338 Elections and any payment of compensation to any Person, and any transfer, documentary, sales, use, stamp, registration and other such Taxes, and any

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conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement).

“Prior Transaction”:  The proposed sale of 100% of the Stock by the Shareholders to Image pursuant to a proposed stock purchase agreement between the Company, Image, the shareholders of the Company listed on Exhibit A thereto and Peter Edwards as the shareholders representative and the transactions contemplated thereby, which transactions have not been consummated

“Privacy Act”:  Is defined in Exhibit III.

“Privacy Law”:  Is defined in Exhibit III.

“Pro Rata Share”:  With respect to each Shareholder, the quotient determined by dividing the number of shares of Stock held by such Shareholder by the number of shares of Stock held by all Shareholders.

“Prospectus”:  The final prospectus of Buyer, dated as of February 15, 2011.

“Public Software”:  Any software that contains, or is derived (in whole or in part) from any software that is distributed as free software, open source software (e.g., Linux) or under a similar licensing or distribution models that requires that the software covered by the license or any software incorporated into, based on, derived from or distributed with such software (a) be disclosed, distributed or made available in source code form or (b) be licensed under the terms of any open source software license, including software licensed or distributed under any of the following licenses or distribution models or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

“Purchase Price”:  Is defined in Section 1.2.1(a).

“Real Property”:  Is defined in Section 2.9(a).

“Real Property Leases”:  Is defined in Section 2.9(a).

“RLJ Effective Time”:  Is defined in the Merger Agreement.

“RLJ Merger”:  Is defined in the Merger Agreement.

“Redemption Rights”:  Is defined in Section 4.28.

“Registration Statement”:  Is defined in Section 6.6(a).

“Release”:  Any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into, onto or through the atmosphere, soil, surface water, groundwater, land or subsurface strata.

“Restricted Parties”:  Each of Peter Edwards, George Delta, James Epstein and John Lorenz.

“Retention Incentive Agreements”:  All Contracts that provide for monetary or other benefit obligations in the nature of retention payments of any nature that are payable or may become payable by the Company or any Company Subsidiary, or successor, calculated in accordance with each relevant Contract, pursuant to which payments are triggered in connection with the transactions contemplated by this Agreement, including those set forth by recipient in U.S. Dollars in Schedule 6.16 to the Disclosure Memorandum.

“Royalty Reporting Group”:  Each group of Distribution Agreements for which the Company reports royalties to the respective Licensor on an aggregated basis.

“SEC”:  Is defined in Section 3.6.

“Section 338 Allocation”:  Is defined in Section 1.5(b).

“Section 338 Elections”:  Is defined in Section 1.5(a).

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“Securities Act”:  The Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Credit Agreement”:  That certain Credit Agreement, dated as of February 28, 2012, among Acorn Media Group, Inc., as borrower, the Guarantors from time to time party thereto, the Lenders from time to time party thereto, and SunTrust Bank, as Administrative Agent, with SunTrust Robinson Humphrey, Inc., as Lead Arranger and Bookrunner.

“Senior Term Loan”:  The term loan in the original principal amount of $18,000,000, made to the Company pursuant to the Senior Credit Agreement.

“Severance Payment Obligations”:  All of the severance payment obligations of any nature that are payable or may become payable by the Company or any Company Subsidiary, or successor, to any employee of the Company or any Company Subsidiary, calculated in accordance with each relevant arrangement or agreement, whether written or oral, for severance or advance notice or payment in lieu of advance notice payment obligations, including all arrangements, agreements, letter agreements, employment agreements, plans, Board resolutions, consents or minutes of meetings (excluding statutory or other required “notice” periods and payments under applicable Laws), that provide for monetary or other benefit obligations in the nature of severance or advance notice termination payments of any nature that are payable or may become payable by the Company or any Company Subsidiary, or successor, pursuant to which payments are triggered in connection with the termination of employment of the employee party thereto, all of which are set forth in Schedule 2.27 to the Disclosure Memorandum and, for the avoidance of doubt, excluding amounts payable (i) with respect to unemployment benefits, (ii) in connection with the termination of an employee that constitutes a “redundancy” under applicable United Kingdom or Australian law or (iii) as a result of any violation of any federal, state, local or foreign Law governing the termination of employees.

“Shareholder” or “Shareholders”:  Is defined in the first paragraph of this Agreement.

“Shareholder Indemnified Parties”:  Is defined in Section 8.3.

“Shareholder Representative”:  Is defined in Section 1.6(a).

“Soundtrack Album Rights”:  The right to create, distribute, sell, license or otherwise Exploit audio-only product (in Audio or Digital Audio form) embodying musical recordings contained in a Motion Picture, and/or branded with the title or other intellectual property associated with a Motion Picture (including photographs and other graphical content).

“Source Code”:  The human readable source code for any software that is part of the Company-Owned IP.

“Specified Period”:  Is defined in Section 6.11(a).

“Stock”:  Is defined in Section 1.1.

“Stock Purchase Price”:  Is defined in Section 1.2.1(a)(ii).

“Stock Purchase Rights”:  Rights of first refusal or offer, preemptive rights, options, warrants, conversion rights, and other rights, understandings or agreements, either direct or indirect, for the purchase, acquisition or transfer from the Company or any other Person of any shares of the Company’s capital stock or any securities or instruments directly or indirectly convertible into, exercisable for or exchangeable for shares of the Company’s capital stock.

“Straddle Period”:  Each taxable period beginning before and ending after the Closing Date.

“Sub Debt Repayment Amount”:  The principal amount as of the Closing Date of Indebtedness of the Company which is subordinated to the Senior Credit Agreement, and as evidenced by (i) that certain Subordinated PIK Note by the Company in favor of George Delta, dated February 23, 2012, in the original principal amount of $200,000, (ii) that certain Subordinated PIK Note by the Company in favor of John Lorenz, dated February 23, 2012, in the original principal amount of $200,000, (iii) that certain Subordinated PIK Note by the Company in favor of Rose G. Edwards and Peter D. Edwards, dated February 23, 2012, in the original principal amount of $300,000, (iv) that certain Subordinated PIK Note by the Company in favor

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of Rose G. Edwards and Peter D. Edwards, dated February 23, 2012, in the original principal amount of $1,800,000, and (v) that certain Subordinated PIK Note by the Company in favor of Rose G. Edwards and Peter D. Edwards, dated March 29, 2012, in the original principal amount of $200,000.

“Subsidiary Option”:  Is defined in Section 2.3(d).

“Subsidiary Option Cancellations”:  Is defined in Section 4.17(c).

“Subsidiary Option Cancellation Payments”:  The aggregate of all payments to be made in connection with the Subsidiary Options Cancellations.

“Subsidiary Share Restrictions”:  Is defined in Section 2.3(d).

“Superannuation Arrangement”:  Is defined in Exhibit III.

“Survival Period”:  Is defined in Section 8.1.

“Systems”:  Is defined in Section 2.25.

“Tax” or “Taxes”:  Any and all (a) domestic or foreign, federal, state or local taxes, charges, fees, levies, imposts, duties and governmental fees or other like assessments or charges of any kind whatsoever, (b) interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with (i) any item described in clause (a) or (ii) the failure to comply with any requirement imposed with respect to any Tax Returns, and (c) liabilities in respect of any items described in clause (a) and/or clause (b) payable by reason of Contract, assumption, transferee liability, operation of law or otherwise.

“Tax Act”:  Is defined in Exhibit III.

“Tax Return”:  Any report, return, statement or other written information, including any schedules or attachments thereto and any amendment thereof, supplied or required to be supplied to a Governmental Body in connection with Taxes.

“TCGA”:  The Taxation of Chargeable Gains Act 1992.

“Technology”:  Is defined as collectively any and all of the following: software and code, including software and firmware listings, assemblers, applets, applications, websites, content, Motion Picture, Audio, Digital Audio, Digital Video, Home Video, Television, text, pictures, sounds, music, graphics, artwork, images, photographs, literary works, performances, videos, compilers, Source Code (whether in a format to be compiled, interpreted, or otherwise), object code, net lists, design tools, user interfaces, “look and feel”, application programming interfaces, programmer notes, protocols, formats, documentation, annotations, comments, data, data structures, databases, data collections, information, specifications, system build software and instructions, design documents, schematics, diagrams, drawings, products, product specifications, packaging, games, devices, devices know-how, show-how, techniques, formulae, algorithms, routines, works of authorship (whether or not copyrightable), inventions (whether or not patentable), invention disclosures, discoveries, concepts, processes, procedures, prototypes, methods, test methodologies, test tools, supplier and customer lists, marketing materials, development tools, materials that document design or design processes, or that document research or testing (including design, processes, and results); any media on which any of the foregoing is recorded; and any other tangible embodiments of any of the foregoing or of Intellectual Property Rights.

“Television”:  Television distribution by a UHF or VHF television broadcast station or by unencrypted transmission and television transmission to individual or multiple receivers other than by UHF or VHF, including transmission by means of cable, DBS, IPTV, DTT, LPTV, CATV, SMATV, MMDS, TVRO, microwave, DSL, ADSL, telephonic, scrambled UHF, super stations, and closed circuit television systems whether free, pay, satellite, PPV, Television VOD or otherwise. Without limiting the foregoing, Television shall include conventional, over-the-air television as well as the collection of retransmission copyright royalties related thereto.

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“Television VOD”:  Any and all forms of television video-on-demand, whether now known or hereafter devised, including without limitation via broadcast, cable or satellite delivery. Such definition shall include: (a) the transmission of a content by means of an encoded signal for television reception in homes and similar permanent living places where a charge is made to the viewer for the right to use a decoding device to view the content at a time selected by the viewer for each viewing; and (b) multiple regularly scheduled transmissions in a short time period of content by means of an encoded signal for television reception in homes and similar permanent living places where a charge is made to the viewer for the right to use a decoding device to view the content at one of the scheduled transmission times selected by the viewer for each viewing. Television VOD shall also include television near video-on-demand and television subscription video-on-demand, as such terms are commonly understood to mean in the entertainment industry.

“Term Loan Repayment Amount”:  Is defined in Section 4.15.

“Terminable Rights”:  The right of a party to terminate a Contract due to the transactions contemplated by this Agreement.

“Termination Fee”:  Is defined in Section 7.3(a).

“Territory”:  Is defined in Section 6.11(a).

“Theatrical”:  Any Motion Picture theater attended by a paying audience (other than film festivals, which are part of Non-Theatrical).

“Third Party Claim”:  Is defined in Section 8.5(a).

“Third Party IP”:  Is defined in Section 2.16.1.

“Transaction Costs”:  Is defined in Section 9.1.

“Transaction Costs Spreadsheet”:  Is defined in Section 4.12.

“Trust Claims”:  Is defined in Section 6.20(b).

“Trust Fund”:  Is defined in Section 3.12.

“2011 Buyer Balance Sheet”: Is defined in Section 3.5(c).

“UK Employees”:  The employees of UK Sub and APL.

“UK Option Scheme”:  Acorn Media UK Share Option Plan.

“UK Pension Plans”:  (a) The personal pension scheme administered on behalf of UK Sub employees by Scottish Life (Scheme Number 40846) and (b) the group personal pension administered on behalf of APL employees by Scottish Widows until 31 March 2012.

“UK Property”:  16 Welmar Mews, London, SW4 7DD as demised by a lease dated 4 February 2005 made between Sutherland Walk Developments Limited (1) and Acorn Media UK Limited (2) as registered under title number TGL253457.

“UK Sub”:  Is defined in the Recitals to this Agreement.

“VAT”:  Value added tax within the meaning of the VATA.

“VATA”:  The Value Added Tax Act 1994.

“Video Sales Revenue”:  Net revenue from video programs manufactured and distributed by the Company.

“Warrant Purchase Price”:  Is defined in Section 1.2.1(a)(iii).

“Warranty Costs”:  The costs and expenses associated with refunding, correcting, returning or replacing defective or allegedly defective products or services, whether such costs and expenses arise out of Claims sounding in warranty, Contract, tort or otherwise.

“Working Capital Deficiency Claim”:  Is defined in Section 1.2.3(b).

“Working Capital Target Amount”:  $23,000,000.

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EXHIBIT A

List of Shareholders

Peter Edwards ESBT Trust

Edwards Family Trust — Sara Edwards

Edwards Family Trust — William Edwards

JRE Acorn Irrevocable Trust fbo Justine K. Epstein

JRE Acorn Irrevocable Trust fbo Jules R. Feeney

James Epstein

John Lorenz

Lorenz Family Trust for Joseph Lorenz

Lorenz Family Trust for Peter Lorenz

George Delta

Delta Family Trust for Kayla Delta

Delta Family Trust for Mara Delta

Marsha Lutz

Rozanne Hakala

George W. Owens Trust for Grandchildren Dated 11/19/91

Carol E. Owens Trust

EXHIBIT B

DEED OF SURRENDER

THIS AGREEMENT is made on            2012

BETWEEN:

(1)	ACORN MEDIA UK LIMITED (company number: 3889535) whose registered office is at 16 Welmar Mews, Ivy Works, 154 Clapham Park Road, London SW4 7DD (“the Grantor”); and
(2)	[NAME] of [address] (“the Option Holder”).

BACKGROUND

(A)	The Option Holder was granted an option on 1 December 2006 pursuant to the Acorn Media UK Share Option Plan adopted by the Grantor on 15 November 2006 over 2,000 ordinary shares in the capital of the Grantor with an exercise price of £35.56 per share (“Option”).
(B)	The Option Holder has agreed to surrender the Option on the terms of this Agreement.

OPERATIVE CLAUSES

1.	For the purpose of this Agreement, “Closing” shall have the meaning given to that term as set out in Section 1.1 of the stock purchase agreement entered into between RLJ Acquisition, Inc., Acorn Media Group, Inc. (“AMG”) and the stockholders of AMG (the “Stock Purchase Agreement”) and “Relevant Fiscal Authority” shall mean the pertinent taxation authority competent to impose taxation in the jurisdiction in which the Option Holder resided at the time of the grant of the Option to the Option Holder.
2.	This Agreement shall take effect immediately upon the Closing. If the Closing does not occur then this Agreement shall be of no effect whatsoever.
3.	At Closing, the Option Holder shall irrevocably and unconditionally surrender all rights he has or may have under the Option and shall waive any claims or rights of action that he has or may have against the Grantor (or his employer if different) arising out of, or relating to the Option or its surrender whether under common law, contract, statute or otherwise, whether such claims are, or could be known to the parties or in their contemplation at Closing, in any jurisdiction.
4.	Subject to clause 5 below, in consideration of the surrender of the Option and the release by the Option Holder of all of his rights and entitlements whatsoever under the Option, the Grantor agrees to pay the amount of US$[ ] (“Cash Payment”) to the Option Holder on the day following Closing (to such bank account as the Option Holder shall direct the Grantor in writing at least five ‘business days’ prior to Closing (where ‘business day’ means any day other than a Saturday or Sunday or any other day on which the banks in the State of Maryland, the United Kingdom or Australia are permitted or required to be closed)).
5.	The Grantor shall withhold from the Cash Payment such amount as is equal to any income tax and/or employee’s national insurance liability (or their overseas equivalent) arising as a result of or in connection with the payment of the Cash Payment to the Option Holder and shall account for such withholding to the Relevant Fiscal Authority or if the Option Holder has been resident in any other jurisdiction since the grant of the option and as a result is subject to taxation in relation to the Cash Payment by the Relevant Fiscal Authority and another taxation authority in a different jurisdiction, the Grantor shall account for such withholding or procure that such withholding is paid to the Relevant Fiscal Authority and to such other taxation authority as the case may be.
6.	This Agreement shall be governed by English law.
7.	This Agreement shall not be capable of being assigned by any party.
8.	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, each of which so executed and delivered will be an original, but all the counterparts will together constitute one and the same Agreement.

IN WITNESS WHEREOF this Agreement is executed and delivered as a deed on the date stated at the beginning of this Agreement.

EXECUTED as a deed by	)
ACORN MEDIA UK	)
LIMITED acting by a director	)
in the presence of:	)
	)	Director
Witness signature:
Name:
Address:

SIGNED as a deed by	)
[ ]	)
in the presence of:	)
Witness signature:
Name:
Address:

EXHIBIT 1.2.2

ESCROW AGREEMENT

GENERAL ESCROW AGREEMENT

This Escrow Agreement (the “Escrow Agreement”) is entered into as of            , 2012 by and between City National Bank, national association (the “Escrow Agent”), RLJ Acquisition, Inc., (“Buyer”) and Peter Edwards (“Shareholder Representative”, and with Buyer herein collectively referred to herein as a “Party” or the “Parties”).

ARTICLE I
ESCROW ACCOUNT

1.1	Establishment of Escrow

1.1.1.  Buyer and Acorn Media Group, Inc., a District of Columbia corporation (“Seller”), entered into a Stock Purchase Agreement dated as of April 2, 2012 (“Stock Purchase Agreement”), pursuant to which Buyer purchased from the shareholders of Seller (“Shareholders”) all of the issued and outstanding stock of Seller.

1.1.2.  The Stock Purchase Agreement provides that a portion of the Purchase Price shall be deposited by Buyer into an escrow fund to be held and distributed by the Escrow Agent in accordance with the terms of this Escrow Agreement. Pursuant to the terms of the Stock Purchase Agreement, the Shareholders authorized Shareholder Representative to represent the Shareholders in connection with, among other things, the Escrow Funds (as defined below).

1.1.3.  The execution and delivery of this Escrow Agreement is a condition to the Parties’ obligations under the Stock Purchase Agreement.

1.2	Escrow Deposit. Simultaneously with the execution and delivery of this Escrow Agreement, $5,000,000 (the “Escrow Amount”) has been deposited, by wire transfer of immediately available funds, with the Escrow Agent pursuant to Section 1.2.2 of the Stock Purchase Agreement. The Escrow Amount, together with all interest, dividends, income, capital gains and other amounts earned thereon or derived therefrom pursuant to the investments made on such amount pursuant to Section 3 (in the aggregate, the “Escrow Funds”), will be available to satisfy any Losses (as defined in the Stock Purchase Agreement) incurred or sustained by, or imposed upon, the Buyer Indemnified Parties (as defined in the Stock Purchase Agreement) that are recoverable by the Buyer Indemnified Parties from the Shareholders pursuant to and in accordance with the provisions of Article VIII of the Stock Purchase Agreement. The Escrow Agent hereby acknowledges receipt of such funds and agrees to hold the Escrow Amount in a separate and distinct account, in the name of [NAME OF ACCOUNT], as escrow agent for Shareholder Representative and Buyer (the “Escrow Account”), subject to the terms and conditions of this Escrow Agreement. The Escrow Funds shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Party hereto. The Escrow Agent shall not distribute or release any of the Escrow Funds except in accordance with the express terms and conditions of this Escrow Agreement. Escrow Agent has not received a copy of the Stock Purchase Agreement and is not to be concerned with the Stock Purchase Agreement, except as specifically set forth below.

ARTICLE II
THE ESCROW AGENT

2.1	Scope of Powers, Duties and Obligations of the Escrow Agent. Subject to the Parties’ Instructions (as defined below), the Escrow Agent has whatever powers are conferred by law and which are required to discharge its obligations and exercise its rights under this Escrow Agreement, including but not limited to the powers specified in, and subject to the limitations of, this Escrow Agreement. The Escrow Agent shall have no duties or obligations except those specifically set forth in this Escrow Agreement.

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2.2	Powers Exercisable by the Escrow Agent, Subject to this Escrow Agreement. The Escrow Agent is authorized and empowered to exercise the following powers, subject to the limitations contained in this Escrow Agreement:
2.2.1	To register any investment held in the Escrow Account in its own name or in the name of a nominee and to hold any investment in bearer form. The books and records of the Escrow Agent shall show that all such investments are part of the Escrow Account. The Escrow Agent shall be liable for all acts of its nominees.
2.2.2	To utilize registered securities depositories to hold assets of the Escrow Account, provided however that the Escrow Agent shall not be relieved of any fiduciary responsibility with respect to the assets so held.
2.2.3	To employ agents, including public accountants and legal counsel (which may be counsel for a Party), as it shall determine appropriate, and to pay their reasonable expenses and compensation to be reimbursed one-half by Buyer and one-half by the Shareholder Representative as set forth in Section 6.1;
2.2.4	To rely on Parties to defend and litigate, or settle, at their expense, any suit brought against the Escrow Account or any order sought to be satisfied out of the Escrow Funds, without duty on the Escrow Agent beyond forwarding related papers to the Parties and complying with any final order to the extent of the Escrow Funds;
2.2.5	To withhold from taking any action until it receives proper written notice of the occurrence of an event affecting this Escrow Agreement or the Escrow Account;
2.2.6	To treat as genuine, sufficient and correct, in form, execution and validity, and as the document it purports to be, and from the Party it purports to be from, any notice, instruction, letter, paper, telex or other document purported to be furnished to Escrow Agent by a Party and believed by Escrow Agent to be both genuine and to have been transmitted by the proper Party or Parties, and Escrow Agent shall have no liability with respect to any action taken or foregone by Escrow Agent in good faith in reliance on such document;
2.2.7	To be fully released and discharged from any obligation to perform any further duties imposed upon it with respect to this Escrow Agreement following its resignation or removal and the appointment of a successor or the deposit of the Escrow Funds under Paragraph 8.2, below; and
2.2.8	To be free from any liabilities or change in duties, other than as may be specifically described elsewhere herein, for the action or inaction of a party to this Escrow Agreement, or any other party, or the occurrence or non-occurrence of an event outside of this Escrow Agreement.

ARTICLE III
INVESTMENT OF THE ESCROW FUNDS

3.1	Permitted Investments. The Escrow Agent shall from time to time invest and reinvest the Escrow Funds in such of the following investments as Parties may from time to time elect by joint notice in writing (“Permitted Investment”):
(i)	Any U.S. Government or U.S. Government Agency security;
(ii)	Any certificate of deposit or time deposit in any bank (including Escrow Agent); and
(iii)	Escrow Agent’s money market fund or any other interest-bearing deposit accounts with any federally-insured bank (including the Escrow Agent or its affiliates).

Provided, that the Parties shall select maturities of such Permitted Investments as shall permit the Escrow Agent to release the Escrow Funds on the Escrow Release Date.

In the absence of written instructions to the contrary from the Parties, the Escrow Agent shall invest the Escrow Funds in the Permitted Investments set forth in clause (iii) of this Section 3.1.

3.1.1	Any interest shall be added to and become part of the Escrow Funds.
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3.1.2	The Escrow Agent will act upon written investment instructions the business day after such instructions are received, provided the requests are communicated within a sufficient amount of time to allow the Escrow Agent to make the specified investment. Instructions received after an applicable investment cutoff deadline will be treated as being received by the Escrow Agent on the next business day, and the Escrow Agent shall not be liable for any loss arising directly or indirectly, in whole or in part, from the inability to invest Escrow Funds on the day the instructions are received. The Escrow Agent shall not be liable for any loss incurred by the actions of third parties or by any loss arising by error, failure or delay in making of an investment or reinvestment, and the Escrow Agent shall not be liable for any loss of principal or income in connection therewith, unless such error, failure or delay results from the Escrow Agent’s gross negligence of willful misconduct or failure of the Escrow Agent to comply with any of the terms of this Escrow Agreement. As and when the Escrow Funds or any interest or any portion thereof is to be released under this Escrow Agreement, the Escrow Agent shall cause the Permitted Investments to be converted into cash, and the Escrow Agent shall not be liable for any loss of principal or income in connection therewith, unless such loss results from the Escrow Agent’s gross negligence or willful misconduct or the failure of the Escrow Agent to comply with any of the terms of this Escrow Agreement. None of the Parties or the Escrow Agent shall be liable for any loss of principal or income due to the choice of Permitted Investments in which the Escrow Funds are invested or the choice of Permitted Investments that are converted into cash pursuant to this Section 3.1.2.
3.2	Escrow Agent Not Responsible For Investment Advice. The Escrow Agent assumes no responsibility for advising the Parties with respect to the investment and reinvestment of the Escrow Funds. The Escrow Agent shall as promptly as possible comply with any direction given by the Parties; provided, however, that the Escrow Agent shall have no duty to take any action which, in the Escrow Agent’s opinion, would expose the Escrow Agent to liability unless and until the Parties indemnify the Escrow Agent to its satisfaction. The Escrow Agent shall neither be liable in any manner nor for any reason for any losses or other unfavorable investment results arising from its compliance with such direction, nor be liable for failing to invest any assets in the Escrow Account in the absence of written investment directions regarding such assets.
3.3	INTENTIONALLY DELETED
3.4	Notification of Rights Regarding Securities. Following receipt of information, the Escrow Agent will notify the Parties of any conversion, redemption, exchange, subscription or other right relating to any securities purchased hereunder of which notice was given after the acquisition of such securities by the Escrow Agent, and the Escrow Agent shall have no obligation to exercise any such right unless it is instructed by the Parties or their representatives in writing to exercise such right, within a reasonable time prior to the expiration of such right.
3.5	Uninvested Cash. Subject to the directions of the Parties, the Escrow Agent may hold any or all of the Escrow Funds in cash, uninvested and nonproductive of income. The Escrow Agent shall not be required to pay interest on any cash so held uninvested. The Escrow Agent may deposit cash awaiting investment or distribution in any interest-bearing account in any bank (including the Escrow Agent), subject to the requirements set forth in paragraph 3.1 above.
3.6	INTENTIONALLY DELETED

ARTICLE IV
RELEASE AND DISBURSEMENT OF ESCROW FUNDS

4.1	Release of Escrow Funds. The Escrow Funds held pursuant to this Escrow Agreement are intended to provide a source of funds for the payment of any amounts which may become payable in respect of the claims and matters described in Section 1.2 above, on or prior to the Distribution Date (as defined in Section 4.3.1 below). The Escrow Funds shall only be distributed and released as follows:

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4.1.1.	Indemnification Related Claims.

(i)  At any time and from time to time on or prior to [The date that is the 18 month anniversary of the Closing Date] (the “Escrow Release Date”), if any Buyer Indemnified Party (as defined in the Stock Purchase Agreement) makes a claim for indemnity pursuant to and in accordance with Section 8.5 of the Stock Purchase Agreement (a “Claim”), the Buyer shall deliver to the Escrow Agent and the Shareholder Representative a copy of the Claim Notice (as defined in Section 8.5 of the Stock Purchase Agreement) delivered to Stockholder Representative under Section 8.5 of the Stock Purchase Agreement (an “Escrow Notice”). If the Escrow Agent has not received a written objection to such Claim or portion thereof or the amount of such Claim from Shareholder Representative within twenty (20) business days following the Escrow Agent’s receipt of such Escrow Notice, then on the twenty-first (21st) business day following such receipt, the Escrow Agent shall release, by wire transfer to an account or accounts designated by Buyer, an amount of Escrow Funds from the Escrow Account equal to the amount of such Claim.

(ii)  If Shareholder Representative delivers to the Escrow Agent and Buyer a written objection (a “Dispute Notice”) to any Claim or portion thereof or the amount of such Claim within twenty (20) business days following the Escrow Agent’s receipt of such Escrow Notice, then the Escrow Agent shall not distribute to Buyer any portion of the Escrow Funds in the Escrow Account that is the subject of the Dispute Notice until the Escrow Agent receives either (A) joint written instructions signed by Shareholder Representative and Buyer authorizing the release to Buyer of the portion of the Escrow Funds in the Escrow Account that is agreed upon as the amount recoverable in respect of the Claim or (B) a final and non-appealable order of any court of competent jurisdiction or other trier of fact directing the release to Buyer of the portion of the Escrow Funds in the Escrow Account that is determined to be the amount recoverable in respect of the Claim; provided, that notwithstanding the foregoing, if Shareholder Representative objects in part to the amount of the Claim, the Escrow Agent shall, after the lapse of the aforementioned twenty (20) business day period, deliver to Buyer an amount from the Escrow Account equal to the portion of the Claim not objected to by Shareholder Representative. Upon receipt of such joint written instructions or such final and non-appealable order, as the case may be, the Escrow Agent shall release to Buyer such amount of the Escrow Funds in the Escrow Account in accordance with such written instructions or final and non-appealable order.

4.2	Claims in Excess of the Escrow Funds. If at any time during the term of this Escrow Agreement the amount of any payment required to be made by the Escrow Agent to Buyer pursuant to Section 4.1.1 with respect to an Escrow Notice exceeds the amount of Escrow Funds in the Escrow Account, the Escrow Agent shall pay to Buyer the entire Escrow Account. Notwithstanding any such payment, the rights of Buyer under the Stock Purchase Agreement shall not be satisfied or extinguished, and Buyer shall be entitled to recover from Shareholders the balance of any amounts owed to it thereunder in accordance with the terms of the Stock Purchase Agreement.
4.3	Release of Remaining Escrow Funds.

4.3.1  Within three (3) business days after the Escrow Release Date (the “Distribution Date”), the Escrow Agent shall release to the Shareholder Representative by wire transfer to an account designated by the Shareholder Representative, the remaining balance of the Escrow Funds in the Escrow Account, less the amount of all Unresolved Claims. For purposes of this Escrow Agreement, the term “Unresolved Claims” shall mean, as of the Escrow Release Date, the aggregate amount of all Claims that are the subject of a Dispute Notice that have not previously been resolved or satisfied in accordance herewith or that were otherwise properly and timely asserted under this Escrow Agreement but otherwise unsatisfied as of the Escrow Release Date, including any Claims for which an Escrow Notice has been delivered but for which the twenty (20) business day objection period has not expired as of the Escrow Release Date.

4.3.2  Unresolved Claims for which Shareholder Representative has objected in accordance with Section 4.1.1 shall be administered in accordance with such Section 4.1.1. Upon the expiration of the twenty (20) business day objection period for any Unresolved Claims for which no Dispute Notice has been delivered, the Escrow Agent shall release by wire transfer to an account or accounts designated by Buyer an amount of funds in the Escrow Account equal to the amount of such Unresolved Claim for which no Dispute Notice has been delivered. After the resolution of each Unresolved Claim, any

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remaining portion of the Escrow Funds in the Escrow Account not distributed to Buyer pursuant to the immediately preceding sentences and not subject to other Unresolved Claims shall be released promptly thereafter by the Escrow Agent by wire transfer to the accounts designated by the Shareholder Representative.

ARTICLE V
ESCROW AGENT NOTICES AND INSTRUCTIONS

5.1	Instructions; Notices. Except as hereafter provided, any directions, instructions or notices which the Parties or any other duly authorized person is required or permitted to give to the Escrow Agent under this Escrow Agreement (the “Instructions”) shall be in writing and shall be deemed effective upon receipt by the Escrow Agent. The Escrow Agent shall be provided with specimen signatures of the authorized representatives of the Parties. The Escrow Agent shall be entitled to rely in good faith upon any Instructions signed by any authorized representative of the Parties, and shall incur no liability for following such Instructions. Any written notices, affidavits, Instructions or other communications hereunder shall be deemed to have been duly given if delivered personally, by confirmed facsimile transmission or mailed first class, certified mail, postage prepaid, addressed as follows:

To Escrow Agent:

City National Bank, National Association
Wealth Management Services — Business Trusts, Escrows #705-24
Attn: Sue Behning, Vice President
555 South Flower, 12th Floor
Los Angeles, CA 90071
Tel: 213.673.8844
Fax: 213.673.8850

To Buyer:

[]
[]
[]
Fax: []
Attention: []

with a copy to:

Greenberg, Traurig, LLP
200 Park Avenue
New York, New York 10166
Fax: (212) 801-6400
Attention: Alan I. Annex

To the Shareholder Representative:

[]
[]
[]
Fax: []
Attention: []

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with a copy to:

Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, Maryland 21202
Fax: 410-244-7742
Attention: Sharon Kroupa, Esquire

5.2	E-Mail/Photostatic Teletransmission. The transmission of Instructions by electronic transmission (e-mail) as attributed to an authorized person or photostatic teletransmission with duplicate or facsimile signatures shall be an authorized method of communication and shall be considered in writing until the Parties notify the Escrow Agent to the contrary.
5.3	Additional Instructions. In any matter under this Escrow Agreement in which the Escrow Agent is permitted or required to act upon Instructions, the Escrow Agent, where it deems necessary, may request further Instructions from the person or entity giving the original Instructions, or from the Parties, as the case may be, and may defer any and all action pending receipt thereof.

ARTICLE VI
COMPENSATION AND EXPENSES OF THE ESCROW AGENT

6.1	Escrow Agent’s fees will be as set forth on the fee schedule attached hereto, plus actual expenses incurred in performing its duties hereunder, and Escrow Agent is hereby granted a lien on the Escrow Funds for such amounts. Any setup fee will be payable in advance one-half by Buyer and one-half by the Shareholder Representative. In addition, any sweep fees for any Escrow Funds, which are invested in a sweep vehicle selected by the Parties shall be paid one-half by Buyer and one-half by the Shareholder Representative. If at any time cash is not available in the Escrow Funds to pay the Escrow Agent’s compensation and expenses, then Escrow Agent may bill each of Buyer and the Shareholder Representative one-half of such amounts payable to the Escrow Agent. If fees and expenses are not paid directly by the Parties when due, Escrow Agent may disburse from the Escrow Funds sufficient funds to pay its fees and expenses. Notwithstanding the foregoing language regarding the split of such fees and expenses between Buyer and Shareholder Representative, Buyer and the Shareholder Representative shall be jointly and severally responsible for such fees and expenses if one of such Parties fails to pay.

ARTICLE VII
RECORDS AND ACCOUNTS

7.1	Accurate Records and Accounts. The Escrow Agent shall keep accurate records and accounts with respect to all cash and other assets held by it in the Escrow Account, and all receipts and disbursements and other transactions involving such cash, securities and other assets. The Parties shall have access to all such accounts, books and records at all reasonable times. All such accounts, books and records shall be open for inspection and audit at all reasonable times by the Parties or by any person or persons duly authorized by the Parties.
7.2	Periodic Reports. The Escrow Agent shall furnish the Parties and any third party with monthly periodic reports, or as the Parties and the Escrow Agent shall otherwise mutually agree, setting forth all receipts, disbursements and transactions effected by the Escrow Agent.
7.3	Principal and Income. Except as otherwise specifically provided in this Escrow Agreement, the determination of all matters with respect to what is principal or income of the Escrow Fund and the apportionment and allocation of receipts and disbursements between these accounts (if any), shall be governed by the provisions of the California Revised Uniform Principal and Income Act from time to time existing. Any such matter not provided for herein or in the California Revised Uniform Principal and Income Act shall be determined by the Escrow Agent in the Escrow Agent’s discretion.

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7.4	Income Tax Reporting:

7.4.1.  Ownership for Tax Purposes.  Each of Buyer and Shareholder Representative agrees that, for purposes of United States federal and other taxes based on income, Shareholder Representative shall be treated as the owner of the Escrow Funds and shall report the income, if any, that is earned on, or derived from, the Escrow Funds as its income, in the taxable year or years in which such income is properly includible and pay any taxes attributable thereto.

7.4.2.  Tax Forms.  Prior to the date hereof, each of Buyer and Shareholder Representative, on his or its own behalf, shall provide the Escrow Agent with a fully executed Internal Revenue Service Form W-9, or W-8, properly completed and signed, and such other forms and documents that the Escrow Agent may reasonably request.

7.4.3  Withholding.  The Escrow Agent shall be entitled to deduct and withhold from any amount distributed or released from the Escrow Funds all taxes which may be required to be deducted or withheld under any provision of applicable tax law. All such withheld amounts shall be treated as having been delivered to the party entitled to the amount distributed or released in respect of which such tax has been deducted or withheld.

7.4.4  Parties’ Responsibility.  The Parties assume all duties to file any and all tax reports and returns, except as noted above, as well as full responsibility for the payment of all taxes assessed on or with respect to any Escrow Funds and all taxes due on the income collected for Parties on any and all transactions with respect to any Escrow Funds.

ARTICLE VIII
RESIGNATION AND REMOVAL OF THE ESCROW AGENT

8.1	Resignation and Removal. The Escrow Agent may resign at any time upon thirty (30) days’ written notice to the Parties, unless a shorter period is acceptable to the Parties. The Parties may at any time remove the Escrow Agent upon thirty (30) days’ written notice to the Escrow Agent, unless a shorter period is acceptable to the Escrow Agent.
8.2	Appointment of Successor. In the event of the removal or resignation of the Escrow Agent, the Parties shall appoint a successor which, upon its acceptance in writing of such appointment delivered to the Parties and the Escrow Agent, shall be vested with all the rights, powers and duties of the Escrow Agent under this Escrow Agreement, and the retiring Escrow Agent shall be released and discharged from all further liability with respect to this Escrow Agreement. If the Parties fail to appoint a successor Escrow Agent within thirty (30) days after removal or resignation of the Escrow Agent, the Escrow Agent is authorized to retain the Escrow Funds, but take no further action until a successor Escrow Agent shall be appointed; provided that if such successor Escrow Agent has not been appointed within such thirty (30) day period, then Escrow Agent shall be permitted to file a suit in interpleader for purposes of indentifying an appropriate holder of the Escrow Funds or successor escrow agent, and the Parties shall pay Escrow Agent all out-of-pocket costs, expenses and reasonable attorneys’ fees expended or incurred by it in connection with such suit. The retiring Escrow Agent shall transfer, assign and deliver to its successor all of the property then held by it under this Escrow Agreement, except such reasonable compensation and expenses in connection with the settlement of accounts and the delivery of the assets to the successor Escrow Agent. After settlement of the retiring Escrow Agent’s final accounting, the retiring Escrow Agent shall also transfer to the successor Escrow Agent true copies of its records as relate to the Escrow Account, as may be requested by the successor Escrow Agent. The successor Escrow Agent shall not be liable or responsible for anything done or omitted in the administration of the Escrow Account pursuant to this Escrow Agreement prior to the date it shall have become Escrow Agent, nor to audit or otherwise inquire into or take any action concerning the acts of any retiring Escrow Agent.

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ARTICLE IX
AMENDMENT AND TERMINATION

9.1	Amendment. This Escrow Agreement may be modified at any time, but only by a writing signed by the Parties and the Escrow Agent.
9.2	Termination. This Escrow Agreement may be terminated at any time upon two (2) business days’ written notice delivered by the Parties to the Escrow Agent; provided, however, that this Escrow Agreement shall continue thereafter for such period as may be necessary for the complete divestiture of all cash, securities and other instruments held hereunder by the Escrow Agent, but solely to the extent necessary to effect such complete divestiture. Upon such termination, all assets remaining in the Escrow Account after payment of all expenses properly chargeable thereto shall be paid or distributed in accordance with written Instructions of the Parties.
9.3	Final Periodic Report. Within sixty (60) days after the termination of the Escrow Account, unless a different period is mutually agreed to, the Escrow Agent shall file with the Parties a final periodic report, covering the period since the close of the last periodic report.
9.4	Deemed Acceptance. In the absence of any exception thereto filed in writing with the Escrow Agent within ninety (90) days after the date of delivery to the Parties of the final periodic report under Section 9.3, such report shall constitute a final periodic report by and discharge of the Escrow Agent from all claims and liabilities with respect to the acts and transactions as shown in such report, and shall be binding and conclusive upon the parties to this Escrow Agreement.

ARTICLE X
LIMITATION ON LIABILITY

10.1	Liability of Escrow Agent. In performing any duties under this Escrow Agreement, Escrow Agent shall not be liable for any damages, losses, or expenses, except for gross negligence or willful misconduct on the part of the Escrow Agent. Escrow Agent shall not incur any liability for: (a) any act or failure to act made or omitted in good faith, or (b) any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Escrow Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations or determining and verifying the scope of any representative authority, or any person acting or purporting to act on behalf of any Party.
10.2	Indemnification by Parties. Parties further agree to pay on demand, and to indemnify and hold Escrow Agent harmless from and against, all costs, damages, judgments, attorneys fees, expenses, obligations and liabilities of any kind or nature which, in good faith, Escrow Agent may incur or sustain in connection with or arising out of the Escrow Agreement, and Escrow Agent is hereby given a lien upon all the rights, titles and interests of the Parties in the Escrow Funds, to protect Escrow Agent’s rights and to indemnify and reimburse Escrow Agent under this Escrow Agreement.
10.3	Force Majeure. The Escrow Agent shall not be liable for any delay or failure to act as may be required hereunder when such delay or failure is due to fire, earthquake, any act of God, interruption or suspension of any communication or wire facilities or services, war, emergency conditions or other circumstances beyond its control, provided it exercises such diligence as the circumstances may reasonably require.
10.4	Scope. The Escrow Agent shall have no duties or obligations hereunder except those specifically set forth herein and such duties and obligations shall be determined solely by the express provisions of this Escrow Agreement.

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10.5	Controversies.
10.5.1	Upon receipt of conflicting demands or notices relating to this Escrow Agreement, Escrow Agent may, at its election, without liability to Parties, do either or both of the following:
10.5.1.1	Withhold and stop all further proceedings in, and performance of, this Escrow Agreement, until such conflict is resolved to Escrow Agent’s satisfaction;
10.5.1.2	File a suit in interpleader and obtain an order from the court requiring the Parties to litigate their several claims and rights among themselves, in which case, Escrow Agent shall be fully released and discharged from any obligation to perform any further duties imposed upon it with respect to this Escrow Agreement, and the Parties shall pay Escrow Agent all costs, expenses and reasonable attorney fees expended or incurred by it, the amount thereof to be fixed and a judgment thereof to be rendered by the court in such suit.
10.6	Legal Counsel. The Escrow Agent may consult with, and obtain advice from, legal counsel of its own selection as to the construction of any of the provisions of this Escrow Agreement or the Escrow Agent’s obligations and duties, and shall incur no liability in acting in good faith in accordance with the reasonable advice and opinion of such counsel.

ARTICLE XI
MISCELLANEOUS

11.1	Governing Law. This Escrow Agreement and all claims or causes of action (whether in contract, tort, or otherwise) that may be based upon, arise out of or relate to this Escrow Agreement, or the negotiation, execution or performance of this Escrow Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Escrow Agreement or as an inducement to enter into this Escrow Agreement) shall be governed by, and construed in accordance with, the laws of the State of California, without giving effect to any choice-of-law principles that might otherwise require or allow the application of the laws of some other jurisdiction. Each of the parties hereto hereby irrevocably agrees that any action, suit or proceedings against by any of the other parties hereto with respect to this Escrow Agreement shall be brought before the exclusive jurisdiction of the federal and state courts located in the City of Los Angeles, in the State of California, unless all the parties hereto agree in writing to any other jurisdiction. Each of the parties hereto hereby submits to such exclusive jurisdiction.
11.2	Invalid Provisions. If any term or other provision of this Escrow Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Escrow Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Escrow Agreement so as to effect the original intent of the parties to the fullest extent possible.
11.3	Counterparts. This Escrow Agreement may be executed and delivered in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Escrow Agreement by facsimile, .pdf or other electronic means shall be effective as delivery of a manually executed counterpart to this Escrow Agreement.
11.4	Successors and Assigns. This Escrow Agreement shall be binding on and inure solely to the benefit of the parties and their respective successors, heirs, legal representatives and permitted assigns, and nothing in this Escrow Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Escrow Agreement. In the event of removal or resignation, or upon the death or disability of the Shareholder Representative, Buyer and a majority in interest of the Shareholders identified on Schedule A hereto shall agree within 30 days after such removal, resignation, death or disability upon a replacement Shareholder Representative and shall notify Escrow Agent in writing of such replacement Shareholder Representative.

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11.5	Important Information About Procedures for Opening a New Account. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for the Parties: Upon opening an account, Escrow Agent will ask the Parties’ names, addresses, dates of birth, and other information that will allow Escrow Agent to identify the Parties. Escrow Agent may also ask to see the Parties’ driver’s licenses or other identifying documents.
11.6	Notice of Transfer of Unclaimed Property. Please take notice that funds maintained in the Escrow Account and other property in the possession of Escrow Agent may be transferred to the appropriate state if no activity originated by the Parties occurs in the Escrow Account or the Parties make no claim to the property within the time period specified by state law.
11.7	Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS ESCROW AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF SUCH PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed by their respective duly authorized officers on the dates set forth below.

Date	BUYER:
By
Its:
Date	SHAREHOLDER REPRESENTATIVE:
Printed Name
Date	City National Bank, national association ESCROW AGENT
By
Its:
ESCROW ACCOUNT #:

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INSERT SCHEDULE A

[LIST OF SHAREHOLDERS AND RESPECTIVE INTERESTS]

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EXHIBIT 1.2.3

Net Working Capital Statement

EXHIBIT 4.11

Material Agreements Consents

EXHIBITS 2, IIA and IIIA

Disclosure Memorandum

EXHIBIT II

Additional Representations and Warranties relating to
the UK Sub, GFW, APL, AIP, FW8 and ACL

1.	Pensions
1.1	The UK Pension Plans are the only arrangements for the purpose of providing benefits on retirement (whether or not due to incapacity or ill-health) or death for UK Employees to which the Company and the Company’s Subsidiaries have or could have any liability.
1.2	The UK Pension Plans are both personal pension schemes within the meaning of the Pension Schemes Act 1993 (United Kingdom) and the UK Sub and APL comply and have at all times complied with their obligations under section 3 of the Welfare Reform and Pensions Act 1999 (United Kingdom
1.3	The UK Pension Plans provide only money purchase benefits (as defined in section 181 of the Pension Schemes Act 1993 (United Kingdom)) and no promise or assurance has been given to any UK Employee or former employee of the UK Sub and/or APL that his or her benefits under the UK Pension Plan will be calculated by reference to a minimum amount or any defined level of benefit.
1.4	No UK Employees have a right to enhanced benefits on redundancy or benefits on early retirement, or to a set amount of employer contributions by virtue of section 258 of the Pensions Act 2004 (United Kingdom), as a result of their employment having previously transferred under the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (United Kingdom).
1.5	Neither the Company nor the Company’s Subsidiaries have at any time within the last six years been (a) an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004 (United Kingdom)) of a UK occupational pension scheme to which those sections apply or (b) ”connected” with, or an “associate” of (as those terms are used in sections 38 and 43 of the Pensions Act 2004 (United Kingdom)) such an employer.
2.	Labour and Employment Matters (with respect to the UK Employees)
2.1	The UK Sub and APL have clearly articulated procedures for employees to present complaints or unfair treatment, discrimination or harassment.
2.2	Neither UK Sub or APL are involved, and have not prior to the date of this Agreement been involved, in any strike, lock-out, industrial or trade dispute or any negotiations with any trade union or body of employees or workers.
2.3	To the Knowledge of the Company, no UK Employee intends to terminate his or her employment or relationship with the UK Sub or APL prior to or following the Closing.
2.4	Except as disclosed, neither the UK Sub or APL have employed or engaged or made any offers to employ or engage any person where such employment or engagement will take effect after Closing.
2.5	AIP does not employ and has not employed or otherwise made any offer to employ or engage any person.
2.6	The UK Sub and APL have not recognised, or done any act which might reasonably be construed as recognition of, a trade union and neither the UK Sub or APL is party to any agreement or understanding with any trade union or organisation of employees or workers, nor are any steps being taken by employees, workers or other representatives to ensure trade union recognition.

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2.7	Except as disclosed, all contracts of employment between:
2.7.1	the UK Sub and its directors and employees are terminable by the UK Sub;
2.7.2	APL and its directors and employees are terminable by APL,

giving the applicable minimum period of notice specified in section 86 Employment Rights Act 1996, and the UK Sub is not contractually obliged to make any payment as a consequence of the termination of any such contract.

2.8	The UK Sub and APL have, in relation to all present and former employees who commenced employment with the UK Sub or APL on or after 29 February 2008 complied with the requirements of section 15 of the Immigration, Asylum and Nationality Act 2006.
2.9	The UK Sub has, in relation to all present and former employees and workers, complied in all material respects with all statutes, regulations, orders and codes of conduct relating to employment and relations with employees and trade unions and has maintained adequate and suitable records required by Law, regarding the service of each of its employees and has complied with all agreements for the time being having effect as regards such relations or the conditions of service of its employees (whether collectively or individually).
2.10	APL has, in relation to all present and former employees and workers, complied in all material respects with all statutes, regulations, orders and codes of conduct relating to employment and relations with employees and trade unions and has maintained adequate and suitable records required by Law, regarding the service of each of its employees and has complied with all agreements for the time being having effect as regards such relations or the conditions of service of its employees (whether collectively or individually).
2.11	Neither the UK Sub or APL has characterised or treated as an independent contractor any Person providing services to the UK Sub or APL who under applicable law should be characterised as an employee.
2.12	Other than as set out in the Disclosure Memorandum, there are no amounts owing to any present or former officers, workers or employees of the UK Sub, other than remuneration accrued (but not yet due for payment) in respect of the calendar month in which this Agreement is executed or for reimbursement of material business expenses exceeding £2,000 incurred during such month.
2.13	Other than as set out in the Disclosure Memorandum, to the Company’s Knowledge, there are no amounts owing to any present or former officers, workers or employees, of APL, other than remuneration accrued (but not yet due for payment) in respect of the calendar month in which this Agreement is executed or for reimbursement of material business expenses exceeding £2,000 incurred during such month.
2.14	Full details of all UK Employees who have been absent from work for more than four weeks (whether on maternity leave, unpaid leave, long-term sickness, secondment, authorised annual leave or otherwise) in the 12 month period ending on the date of this Agreement are contained in the Disclosure Memorandum.
2.15	Except as disclosed, there are no homeworking, part-time, job share, flexitime or flexible working arrangements or early retirement schemes applicable to any UK Employees.
2.16	Neither the UK Sub nor APL operates or has operated any short time working scheme or arrangement or any redundancy or redeployment scheme or arrangement, whether formal or informal, contractual or non-contractual, which provides for payments greater than those required by statute or for notice periods greater than those set out in contracts of employment or engagement.
2.17	Neither the UK Sub or APL uses the services of outworkers, agency or other self-employed persons, contracted labour or agents.

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2.18	No UK Employee of the UK Sub or APL is subject to any disciplinary action or is engaged in any grievance procedure and, to the Company’s Knowledge, there is no matter or fact which can be reasonably foreseen as likely to give rise to the same.
3.	Taxation
3.1	The Disclosure Memorandum contains details so far as they affect the UK Sub, APL, FW8 or AIP of all Tax dispensations, concessions, arrangements and agreements (whether formal or informal) negotiated with or granted by any Governmental Body and no action has been taken by or on behalf of the UK Sub, APL, FW8 or AIP which has had or is likely to have the result of altering, prejudicing or in any way disturbing any such concession, arrangement or agreement.
3.2	The UK Sub, APL, FW8 and AIP have sufficient records to fulfill their respective obligations under all Tax legislation and to enable them to each make and complete returns for Tax purposes and to calculate the liability to Tax or relief in each case arising:
3.2.1	in respect of or by reference to any event or before the Closing Date; or
3.2.2	on the disposal of any asset owned by it at the Closing Date.
3.3	No liability to national insurance contributions or obligation to account for income tax under the pay as you earn system could fall on the UK Sub, APL, FW8 or AIP as a result of a chargeable event (within the meaning of Part 7 of the Income Tax (Earnings and Pensions) Act 2003) before, at or after the Closing Date in respect of securities and interests in securities made available or securities options granted to an employee or director prior to the Closing Date.
3.4	The Disclosure Memorandum contains full details of all share incentive schemes and profit sharing schemes and employee benefit trusts established by the UK Sub, APL, FW8 and AIP whether approved by HM Revenue & Customs or not and the UK Sub has complied with all statutory requirements in respect of such schemes and trusts.
3.5	The UK Sub, APL, FW8 and AIP have not in the six years ending on the Closing Date acquired any asset from any company which at the time of the acquisition was a member of the same group (as that term is interpreted pursuant to section 170 TCGA) of companies.
3.6	The UK Sub, APL, FW8 and AIP have not entered into or been a party to any scheme, arrangement or transaction designed wholly or mainly or containing steps or stages having no commercial purpose and designed wholly or mainly for the purpose of avoiding or deferring Tax or reducing a liability to Tax.
3.7	The UK Sub, APL, FW8 and AIP have not in the six years ending on the Closing Date:
3.7.1	carried out or been a party to any reorganisation or scheme of reconstruction or amalgamation whether or not (by virtue of section 126 or 136 TCGA) section 127 TCGA applied to such reorganisation or scheme of reconstruction or amalgamation;
3.7.2	acquired or disposed of any asset or entered into any transaction or arrangement whatsoever otherwise than by way of bargain at arm’s length or in respect of which there may be substituted for the actual consideration given or received by the UK Sub, APL, FW8 or AIP respectively a different consideration for any Tax purpose;
3.7.3	transferred a trade carried on by it outside the United Kingdom through a branch or agency in circumstances such that a chargeable gain could be deemed to arise at a date after such transfer under section 140 TCGA; or
3.7.4	made any claim or election under section 161(3) TCGA (appropriation of asset to trading stock).

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3.8	The UK Sub, APL, FW8 and AIP:
3.8.1	are registered in the United Kingdom for VAT purposes and such registration is not subject to any conditions set down by HM Revenue & Customs and is not registered or required to be registered for VAT or any similar tax in any other jurisdiction;
3.8.2	Maintain complete, correct and up to date records for the purposes of all legislation relating to VAT and is not subject to any HM Revenue & Customs conditions in this regard and is not in arrears with any payment or return under any legislation relating to VAT or in respect of Intrastats or excise or customs duties, or any forfeiture or penalty.
3.9	The UK Sub, APL, FW8 and AIP have not:
3.9.1	in the six years ending on the Closing Date, been required by HM Revenue & Customs to give security for any reason or failed to comply in all material respects with all statutory requirements relating to VAT;
3.9.2	within the two years ending on the date of this Agreement been served with any penalty liability notice under section 64 VATA or any surcharge liability notice under section 59 VATA or been issued with any written warning under section 76(2) VATA (failure to comply with a regulatory provision); or
3.9.3	in the six years ending on the Closing Date, been treated as, or applied for treatment as a member of a group for VAT purposes under section 43 VATA and no transaction has been effected in consequence of which the UK Sub is or may be held liable for any VAT (or amounts in respect thereof) arising from supplies made by another company and the UK Sub, APL and AIP have not been a party to any transaction or arrangement as a result of which a direction has been or may be given under Schedule 9A VATA (anti-avoidance provisions for groups of companies).
3.10	Neither the UK Sub, APL, FW8 or AIP nor any relevant associate (within the meaning of paragraph 3 Schedule 10 VATA) has exercised an option to tax under Part 1 Schedule 10 VATA in respect of any land in, over or in respect of which the UK Sub, APL, FW8 or AIP has any interest, right or licence to occupy and the UK Sub, APL, FW8 and AIP are not aware of any intention to exercise such an option to tax.
3.11	All documents which are liable to stamp duty and which confer any right upon the UK Sub, APL or AIP or on which the UK Sub, APL, FW8 or AIP may need to rely have been duly stamped and no document which confers any right upon the UK Sub, APL, FW8 or AIP or on which the UK Sub, APL, FW8 or AIP may need to rely and which is outside the United Kingdom would attract stamp duty if it were brought into the United Kingdom.
3.12	Stamp duty land tax has been paid in full in respect of all land transactions, the effective date of which was prior to the Closing Date, to which stamp duty land tax applies and in respect of which the UK Sub, APL, FW8 or AIP is the purchaser within the meaning of section 43(4) Finance Act 2003 and the UK Sub, APL and AIP have no liability or obligation (contingent or otherwise) to submit a further land transaction return in respect of any land transaction entered into prior to the Closing Date.
3.13	The UK Sub, APL, FW8 and AIP have not undertaken any transaction, or agreed to undertake any transaction or made any provision whatsoever (whether of services, goods, intangible rights, finance or otherwise), which is otherwise than on fully arm’s length terms and there are no circumstances which could oblige the UK Sub, APL, FW8 or AIP or any Governmental Body to make or require to be made any adjustment for Tax purposes to the terms on which such transaction or provision is treated as taking palace.
3.14	Each of the UK Sub, APL, FW8 and AIP are, and have at all times been, resident in the jurisdiction in which they were originally incorporated and have not at any time been resident outside such jurisdiction for the purposes of any Tax statute or any double taxation arrangements.

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4.	Real Estate
4.1	Details of the UK Property
4.1.1	The particulars of the UK Property set out in the Disclosure Memorandum (including in the case of registered land the class of title and title number) are true, complete and accurate.
4.1.2	The UK Sub has a good title to the UK Property for the estate or interest set out in the Disclosure Memorandum, free from any defects and, where appropriate, registered at the Land Registry.
4.1.3	UK Property is registered free from any Encumbrance.
4.1.4	Neither the Company nor the Company Subsidiaries owns, is in occupation of or is entitled to any estate or interest in any freehold or leasehold property in the United Kingdom other than the UK Property. Neither the Company nor the Company Subsidiaries are party to any uncompleted agreement to acquire or dispose of any freehold or leasehold property in the United Kingdom.
4.1.5	Except in relation to the UK Property, neither the Company nor the Company Subsidiaries has any liability (whether actual or contingent) in relation to any freehold or leasehold property in the United Kingdom and in particular neither the Company nor the Company Subsidiaries has ever assumed any liability under a lease in the United Kingdom (whether as landlord, tenant, guarantor or otherwise) other than any leases disclosed.
4.2	Occupation and use of the UK Property
4.2.1	The UK Sub is in occupation of the whole of the UK Property at 16 Welmar Mews, London, SW4 7DD and no other person has any right (actual or contingent) to possession or occupation of the UK Property, or any interest in it.
4.2.2	The use of the UK Property for the purpose set out in the Disclosure Memorandum corresponds to the use to which it is in fact put and the UK Property is not used for any other purpose.
4.2.3	There are no third party leases, tenancies or other rights of occupation in respect of the UK Property.

4.3 Rates and outgoings

The UK Property is not subject to any outgoings (other than uniform business rates, water charges and other standard payments to the relevant water company and rent, service charge and insurance premiums under the lease) whether of a periodically recurring nature or otherwise, and whether payable by the owner or occupier of the UK Property.

4.4 Compliance with obligations

4.4.1	The UK Sub has paid the rent and observed and performed the covenants on the part of the tenant and the conditions contained in the lease of the UK Property and the last demand (or receipt for rent if issued) was unqualified.
4.4.2	All licences, consents and approvals required from the landlords and any superior landlords under the lease of the UK Property have been obtained and the covenants on the part of the tenant contained in the licences, consents and approvals have been duly performed and observed.
4.4.3	There are no rent reviews under the lease of the UK Property currently in progress.
4.4.4	There is not outstanding and unobserved or unperformed any obligation necessary to comply with any notice or other requirement given by the landlord under the lease of the UK Property.

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4.5	Condition of the UK Property

To the Company’s Knowledge, the UK Property is free from any material defects and fit for the purposes for which it is presently used.

5.	Solvency
5.1	The UK Sub, APL and AIP have not been a party to any transaction at an undervalue as defined in section 238 of the Insolvency Act 1986 nor have the UK Sub, APL or AIP given or received any preference as defined in section 239 of the Insolvency Act 1986, in either case within the period of 2 years ending on the date of this Agreement.
5.2	No order has been made, petition presented or resolution passed for the winding up of the UK Sub, APL or AIP, or, to the Company’s Knowledge, GFW or ACL (save for the proposed striking off of GFW); no distress, execution or other process has been levied and remains undischarged in respect of the UK Sub, APL or AIP or, to the Company’s Knowledge, GFW or ACL, and there is no unsatisfied judgment or court order against the UK Sub, APL or AIP or, to the Company’s Knowledge, GFW or ACL.
5.3	No administrator has been appointed in respect of the UK Sub, APL or AIP or, to the Company’s Knowledge, GFW or ACL and no receiver has been appointed of the whole or any part of the property, assets or undertaking of the UK Sub, APL or AIP or, to the Company’s Knowledge, GFW or ACL.
5.4	Neither the UK Sub, APL or AIP nor, to the Company’s Knowledge, GFW or ACL have stopped or suspended the payment of its debts or received a written demand pursuant to section 123(1)(a) Insolvency Act 1986 and neither the UK Sub, APL or AIP nor, to the Company’s Knowledge, GFW or ACL is insolvent or unable to pay its debts within the meaning of section 123 Insolvency Act 1986.
5.5	No voluntary arrangement has been proposed or approved under Part I Insolvency Act 1986 and no compromise or arrangement has been proposed, agreed to or sanctioned under section 895 to 901 CA 2006 in respect of either the UK Sub, APL or AIP or, to the Company’s Knowledge, GFW or ACL.
5.6	To the Company’s Knowledge, GFW has not been a party to any transaction at an undervalue as defined in section 238 of the Insolvency Act 1986 nor, to the Company’s Knowledge, has GFW given or received any preference as defined in section 239 of the Insolvency Act 1986, in either case since the GFW Acquisition Date.
5.7	To the Company’s ACL Knowledge, ACL has not been a party to any transaction at an undervalue as defined in section 238 of the Insolvency Act 1986 nor, to the Company’s ACL Knowledge, has ACL given or received any preference as defined in section 239 of the Insolvency Act 1986.
5.8	To the Company’s Knowledge, there are no matters or facts which can be reasonably foreseen as likely to lead to any of the events or circumstances referred to in this paragraph 5.
6.	General Representations and Warranties relating to GFW
6.1	To the Company’s Knowledge Schedule 6.1(IIA) of the Disclosure Memorandum sets out details of the issued share capital of GFW. To the Company’s Knowledge such shares are fully paid and are beneficially owned and registered in the name of the Company free from any Encumbrance or any claim to, or Contract to grant, any Encumbrance.
6.2	To the Company’s Knowledge GFW has not allotted or issued any share capital other than the shares shown in Schedule 6.1(IIA) of the Disclosure Memorandum as being issued. No Contract has been entered into on or after the GFW Acquisition Date, or, to the Company’s Knowledge, prior to such date, which requires or may require GFW to allot or issue any share or loan capital. Since the GFW Acquisition Date, or to the Company’s Knowledge, prior to such date, GFW has not allotted or issued any securities which are convertible into share or loan capital.

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6.3	Since the GFW Acquisition Date, GFW has kept accounting records which are up to date in all material respects and contain complete details of all transactions entered into by GFW and comply with the provisions of sections 386 and 388 of the Companies Act 2006.
6.4	The statutory books (including all registers and minute books) of GFW have been properly kept since the GFW Acquisition Date and contain an accurate and complete record of the matters which should be dealt with in those books and no notice or allegation that any of them is incorrect or should be rectified has been received since the GFW Acquisition Date.
6.5	To the Company’s Knowledge, each asset included in GFW’s accounts for the period ending 13 December 2009 (“GFW Accounting Date”) or acquired by GFW since the GFW Accounting Date and each asset which is in the reputed ownership of GFW is, to the Company’s Knowledge, legally and beneficially owned by GFW free from any Encumbrance or any claim to, or Contract to grant, any Encumbrance.
6.6	To the Company’s Knowledge, Schedule 6.6(IIA) of the Disclosure Memorandum lists all material Contracts to which GFW is a party at the date of this Agreement. To the Company’s Knowledge, all such Contracts are in full force and effect and since the GFW Acquisition Date, there has been no material breach thereof by either GFW or the other party to such Contracts.
6.7	To the Company’s Knowledge, GFW has no employees at the date of this Agreement and, since the GFW Acquisition Date, has not employed any person.
6.8	To the Company’s Knowledge, GFW does not currently and has not since the GFW Acquisition Date acquired any freehold or leasehold property.
6.9	To the Company’s Knowledge, GFW has conducted its business in all material respects in accordance with all applicable legal and administrative requirements.
6.10	To the Company’s Knowledge, GFW is not involved (whether as claimant, defendant or otherwise) in any civil, criminal, tribunal, arbitration, administrative or other proceedings.
6.11	To the Company’s Knowledge, no civil, criminal, tribunal, arbitration, administrative or other proceedings are pending or threatened by or against or concern GFW, and to the Company’s Knowledge, there are no facts or circumstances likely to result in any such proceedings.
6.12	GFW does not trade or operate a business and is dormant.
7.	Tax Representations and Warranties relating to GFW
7.1	To the Company’s Knowledge, all notices, returns, computations, registrations and payments which should have been made by GFW for any Tax purpose have been made and are, in all material respects, correct and none of them is the subject of any dispute with any Tax authority.
7.2	To the Company’s Knowledge, GFW is not involved in any dispute with any Tax authority concerning any matter likely to affect in any way the liability of GFW to Tax.
7.3	To the Company’s Knowledge, none of the Tax affairs of GFW has ever been the subject of any investigation or enquiry by any Tax authority (other than routine questions and audit visits) and no Tax authority has, since the GFW Acquisition Date, indicated that it intends to investigate the Taxation affairs of GFW.
7.4	To the Company’s Knowledge, GFW has deducted and properly accounted to the appropriate Tax authority for all amounts which it is obliged to deduct in respect of Tax, has complied in all material respects with all reporting requirements relating to all such amounts and has (where required by the applicable Tax statute) duly provided certificates of deduction of tax to the recipients of payments from which deductions have been made.
7.5	GFW is duly registered and is a taxable person for the purposes of VAT.
7.6	To the Company’s Knowledge, GFW has complied in all material respects with all statutory requirements, orders, provisions, directions or conditions relating to VAT.

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7.7	To the Company’s Knowledge, GFW is, and has at all times been, resident in the jurisdiction in which it was originally incorporated and has not at any time been resident outside such jurisdiction for the purposes of any Tax statute or any double taxation arrangements.
7.8	To the Company’s Knowledge, GFW has not entered into or been a party to any scheme, arrangement or transaction designed wholly or mainly or containing steps or stages having no commercial purpose and designed wholly or mainly for the purpose of avoiding or deferring Tax or reducing a liability to Tax.
8.	General Representations and Warranties relating to ACL
8.1	To the Company’s ACL Knowledge, Schedule 8.1(IIA) of the Disclosure Memorandum sets out details of the issued share capital of ACL. Such shares in ACL held by APL are fully paid and are beneficially owned and registered in the name of APL free from any Encumbrance or any claim to, or Contract to grant, any Encumbrance.
8.2	To the Company’s ACL Knowledge ACL has not allotted or issued any share capital other than the shares shown in Schedule 8.1(IIA) of the Disclosure Memorandum as being issued. To the Company’s ACL Knowledge, no Contract has been entered into on or after the ACL Acquisition Date, or, to the Company’s ACL Knowledge, prior to such date, which requires or may require ACL to allot or issue any share or loan capital. Since the ACL Acquisition Date, or to the Company’s ACL Knowledge, prior to such date, ACL has not allotted or issued any securities which are convertible into share or loan capital.
8.3	To the Company’s ACL Knowledge, ACL has kept accounting records which are up to date in all material respects and contain complete details of all transactions entered into by ACL and comply with the provisions of sections 386 and 388 of the Companies Act 2006.
8.4	To the Company’s ACL Knowledge, the statutory books (including all registers and minute books) of ACL have been properly kept and contain an accurate and complete record of the matters which should be dealt with in those books and no notice or allegation that any of them is incorrect or should be rectified has been received by the Company or any Company Subsidiary since the ACL Acquisition Date.
8.5	To the Company’s ACL Knowledge, each asset included in ACL’s accounts for the period ending 31 March 2011 (“ACL Accounting Date”) or acquired by ACL since the ACL Accounting Date and each asset which is in the reputed ownership of ACL is, to the Company’s ACL Knowledge, legally and beneficially owned by ACL free from any Encumbrance or any claim to, or Contract to grant, any Encumbrance.
8.6	Neither the Company nor any Company Subsidiary has received notice of any material breach of any Contract to which ACL is party by either ACL or the other party to such Contracts.
8.7	ACL had no employees at the ACL Acquisition Date and, to the Company’s Knowledge, since the ACL Acquisition Date, has not employed any person.
8.8	ACL did not own any freehold or leasehold property at the ACL Acquisition Date and, to the Company’s Knowledge, since the ACL Acquisition Date, has not acquired any freehold or leasehold property.
8.9	To the Company’s ACL Knowledge, ACL has conducted its business in all material respects in accordance with all applicable legal and administrative requirements.
8.10	To the Company’s ACL Knowledge, ACL is not involved (whether as claimant, defendant or otherwise) in any civil, criminal, tribunal, arbitration, administrative or other proceedings.
8.11	To the Company’s ACL Knowledge, no civil, criminal, tribunal, arbitration, administrative or other proceedings are pending or threatened by or against or concern ACL, and to the Company’s Knowledge, there are no facts or circumstances likely to result in any such proceedings.

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9.	Tax Representations and Warranties relating to ACL
9.1	To the Company’s ACL Knowledge, all notices, returns, computations, registrations and payments which should have been made by ACL for any Tax purpose have been made and are, in all material respects, correct and none of them is the subject of any dispute with any Tax authority.
9.2	To the Company’s ACL Knowledge, ACL is not involved in any dispute with any Tax authority concerning any matter likely to affect in any way the liability of ACL to Tax.
9.3	To the Company’s ACL Knowledge, none of the Tax affairs of ACL has ever been the subject of any investigation or enquiry by any Tax authority (other than routine questions and audit visits) and no Tax authority has, since the ACL Acquisition Date, indicated that it intends to investigate the Taxation affairs of ACL.
9.4	To the Company’s ACL Knowledge, ACL has deducted and properly accounted to the appropriate Tax authority for all amounts which it is obliged to deduct in respect of Tax, has complied in all material respects with all reporting requirements relating to all such amounts and has (where required by the applicable Tax statute) duly provided certificates of deduction of tax to the recipients of payments from which deductions have been made.
9.5	ACL is duly registered and is a taxable person for the purposes of VAT.
9.6	To the Company’s ACL Knowledge, ACL has complied in all material respects with all statutory requirements, orders, provisions, directions or conditions relating to VAT.
9.7	To the Company’s ACL Knowledge, ACL is, and has at all times been, resident in the jurisdiction in which it was originally incorporated and has not at any time been resident outside such jurisdiction for the purposes of any Tax statute or any double taxation arrangements.
9.8	To the Company’s ACL Knowledge, ACL has not entered into or been a party to any scheme, arrangement or transaction designed wholly or mainly or containing steps or stages having no commercial purpose and designed wholly or mainly for the purpose of avoiding or deferring Tax or reducing a liability to Tax.
10.	General Representations and Warranties relating to AIP and FW8
10.1	AIP is an intermediate holding company and does not trade or carry on a business and has never traded or carried on a business.
10.2	FW8 does not trade or operate a business and is dormant.
10.3	FW8 does not employ and has not employed or otherwise made any offer to employ or engage any person.

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EXHIBIT III

Additional Representations and Warranties Relating to the AUS Sub

1.	Solvency
1.1	No:
(a)	meeting has been convened, resolution proposed, steps taken petition presented or order made for the winding up of the AUS Sub;
(b)	receiver, receiver and manager, provisional liquidator, liquidator or other officer of the court has been appointed in relation to any assets of the AUS Sub; and
1.2	The AUS Sub:
(a)	is not insolvent within the meaning of section 95A of the Corporations Act 2001 (Cth);
(b)	has not stopped paying its debts as and when they fall due; and
(c)	is not subject to voluntary administration under Part 5.3A of the Corporations Act 2001 (Cth).
2.	Tax

In this Section 2 of Exhibit III:

“AUS Sub Accounts” means the balance sheet and profit and loss account of the AUS Sub prepared in respect of the period ended on the Accounts Date and used in preparation of the Financial Statements.

“Accounts Date” means 30 June [2011].

“Tax” means all forms of taxes, duties, imposts, charges, withholdings, levies or other governmental impositions assessed or charged in Australia, including under the Tax Act, together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges, incidental or related to the imposition.

“Tax Act” means the Income Tax Assessment Act 1936 (Cth), the Income Tax Assessment Act 1997 (Cth), the Taxation Administration Act 1953 (Cth) or the Income Tax (Transitional Provisions) Act 1997 (Cth).

2.1	All Taxes which the AUS Sub:
(a)	is liable to pay; or
(b)	is required to withhold from any payment made to another person,

which are due and payable on or before the Closing have been paid to the appropriate authorities by the due date for payment.

2.2	The AUS Sub:
(a)	has properly made out and lodged all Tax returns, elections, notices and information as and when required by law; and
(b)	has not entered into any agreement or arrangement extending the period for assessment or payment of any Taxes.

2.3 In respect of the AUS Sub:

(a)	there is no unresolved dispute with any Tax authority;
(b)	no Tax authority is conducting any audit of or investigation into its business or affairs of which the Shareholders are aware, and the Shareholders are not aware of any matters which might result in the initiation of any such investigation; and
(c)	at the Closing the AUS Sub’s franking account balance is no less than zero.

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2.4	Any document to which the AUS Sub is a party, or any transfers of any issued shares in the AUS Sub (other than as contemplated by this Agreement), which are required to be stamped has been properly stamped under applicable Australian law.
3.	Employment
3.1	The AUS Sub is not party to any:
(a)	enterprise agreement in relation to any employees; or
(b)	any agreement with a union or industrial organisation in relation to any employees.
3.2	All employees of the AUS Sub whose employment is governed by an industrial award are paid not less than the relevant award terms.
4.	Superannuation
4.1	In this Section 4 of Exhibit III, “Superannuation Arrangement” means any fund, plan, scheme, agreement or arrangement under which superannuation benefits, retirement benefits, life assurance benefits, death or disability benefits, pensions, annuities or other forms of superannuation allowances, gratuities or benefits are or may be provided to or in respect of any present or former employees of the AUS Sub or their respective dependants.
4.2	The AUS Sub currently makes employer contributions to externally administered funds on behalf of its employees at not less than the relevant statutory rate per annum of their respective ordinary time earnings in accordance with the Superannuation Guarantee (Administration) Act 1992 and other associated acts and regulations.
4.3	Except for its commitment to contribute to externally administered funds, the AUS Sub does not contribute to, or have any obligation, liability or duty to make any payment to any person in respect of any Superannuation Arrangements.
4.4	The AUS Sub has complied with all of its obligations, duties and liabilities under all of its Superannuation Arrangements.
4.5	The AUS Sub is up to date with all payments that have fallen due in relation to its employer superannuation contributions.
5.	Privacy

In this Section 5 of Exhibit III:

“Personal Information” means personal information (as defined in the Privacy Act 1988 (Cth)) held by the AUS Sub.

“Privacy Law” means:

(a)	the Privacy Act 1988 (Cth) (the “Privacy Act”);
(b)	the National Privacy Principles contained in schedule 3 to the Privacy Act or an approved privacy code (as defined in the Privacy Act) that applies to the AUS Sub; and
(c)	any other statute, regulation or law in Australia or elsewhere relating to the protection of Personal Information that must be observed by the AUS Sub.
5.1	The AUS Sub has complied with Privacy Law in relation to Personal Information.
5.2	No individual has claimed, and no grounds exist for an individual to claim, compensation from the AUS Sub for a breach of Privacy Law in connection with the business of the AUS Sub.
5.3	No notice has been received by the AUS Sub from a Governmental Body alleging a breach of Privacy Law in connection with the business of the AUS Sub.

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ANNEX D

March 29, 2012

Special Committee of the Board of Directors and Board of Directors
Image Entertainment, Inc.
20525 Nordhoff Street, Suite 200
Chatsworth, CA 91311

Ladies and Gentlemen,

We understand that Image Entertainment, Inc., a Delaware corporation (“Image” or the “Company”), and RLJ Acquisition, Inc., a Nevada corporation (“RLJ”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, RLJ will form (i) a newly incorporated Nevada corporation named RLJ Entertainment, Inc. (“Holdings”) as a wholly owned subsidiary of RLJ, (ii) a newly incorporated Nevada corporation named RLJ Merger Sub I, Inc. as a wholly owned subsidiary of Holdings (“RLJ Sub”), and (iii) a newly incorporated Delaware corporation named RLJ Merger Sub II, Inc. as a wholly owned subsidiary of Holdings (“Image Sub”). As more fully described in the Merger Agreement, RLJ and the Company will enter into a business combination transaction pursuant to which (i) RLJ Sub will merge with and into RLJ and (ii) Image Sub will merge with and into the Company (the “Merger”). In connection with the Merger, RLJ and the holders of the Series B Preferred Stock of Image, $0.0001 par value per share (the “Preferred Stock”) will be entering into a Preferred Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”) pursuant to which RLJ will purchase all of the issued and outstanding shares of the Company’s Preferred Stock for an aggregate purchase price of $22,600,000, payable in cash and promissory notes as further described in the Preferred Stock Purchase Agreement. Pursuant to the Preferred Stock Purchase Agreement, the holders of the Preferred Stock will waive all accrued but unpaid dividends on the outstanding shares of the Preferred Stock. In connection with the Merger, each share of common stock of the Company, $0.0001 par value per share (the “Common Stock”), shall be cancelled and, except for up to 35.4 million shares contributed by Insiders (as defined below), shall be converted automatically into the right to receive that number of shares of Holdings common stock, par value $0.001 per share (“Purchaser Shares”), determined by dividing up to 2,289,000 Purchaser Shares (the “Aggregate Merger Consideration”) by the number of shares of Common Stock outstanding immediately prior to the effective time of the Merger (the “Merger Consideration”). As a result of the Merger, the Company and RLJ will become wholly-owned subsidiares of Holdings. The summary of the Merger set forth above is qualified in its entirety by the terms of the Merger Agreement.

We understand that the Company’s Board of Directors (the “Board”) has formed a special committee (the “Special Committee”) to consider the Merger and matters related thereto, including the proposed Acorn Stock Purchase (defined below). We understand that the satisfaction of all conditions to the closing of the Acorn Stock Purchase is a condition to the closing of the Merger, and we have assumed, with your consent, that the Acorn Stock Purchase will be consummated immediately following the closing of the Merger.

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the outstanding Common Stock (other than the holders listed on Exhibit D to the Merger Agreement, which include certain controlling stockholders of Image, including JH Evergreen Management, LLC and its affiliates, as well as the directors and officers of the Company (collectively, the “Insiders”)).

Image Information Reviewed:  In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) a draft of the Merger Agreement dated as of March 28, 2012; (b) a draft of the Preferred Stock Purchase Agreement dated as of February 6, 2012, and a summary of the principal terms of the unsecured subordinated promissory notes to be attached as Exhibit A thereto dated as of March 13, 2012, (c) certain audited historical financial statements of the Company as of March 31, 2009, March 31, 2010 and March 31, 2011 and for the fiscal years then ended; (d) the unaudited financial statements of the Company as of December 31, 2011 and for the nine months then ended; (e) certain internal business, operating and financial information and forecasts of the Company prepared and provided by senior management of the Company (the “Image Forecasts”); (f) the financial terms of the Merger compared with publicly available information regarding the financial terms of certain other business combinations we deemed relevant; (g) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (h) current and historical market prices and trading volumes of the Common Stock of the Company; and (i) certain other publicly available information about the Company.

RLJ Information Reviewed:  In connection with our review of the proposed Merger, we have examined: (a) the Prospectus dated February 15, 2011 filed by RLJ with the Securities and Exchange Commission (the “SEC”) on February 17, 2011 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, (b) the audited financial statements of RLJ for the twelve months ended December 31, 2011, (c) certain other publicly available information about RLJ, (d) a draft dated March 15, 2012 of the Summary of Principal Terms and Conditions of $72,000,000 Senior Secured Credit Facilities (the “SunTrust Credit Facilities”) for RLJ arranged by SunTrust Robinson Humphrey, Inc. and administered by SunTrust Bank (together, the “SunTrust Parties”), and (e) a draft dated March 23, 2012 of the Commitment Letter related to the SunTrust Credit Facilities from the SunTrust Parties and a draft dated March 23, 2012 of the Fee Letter from the SunTrust Parties relating to the SunTrust Credit Facilities.

Acorn Media Group, Inc. Information Reviewed:  In connection with our review of the proposed Merger, we have evaluated information regarding Acorn Media Group, Inc. (“Acorn”), including: (a) a draft of the Stock Purchase Agreement (the “Acorn Stock Purchase Agreement”) dated March 16, 2012 by and among RLJ, Acorn, the Shareholders of Acorn, and Peter Edwards, as the Shareholder Representative, pursuant to which RLJ will acquire all of the outstanding stock of Acorn (the “Acorn Stock Purchase”); (b) the audited historical financial statements of Acorn as of December 31, 2009 and December 31, 2010 and for the fiscal years then ended; (c) the unaudited draft financial statements of Acorn as of December 31, 2011 and for the fiscal year then ended; (d) certain internal business, operating and financial information and forecasts of Acorn prepared and provided by senior management of the Company (the “Acorn Forecasts”); (e) the financial terms of the Acorn Stock Purchase compared with publicly available information regarding the financial terms of certain other business combinations we deemed relevant; (f) the Share Sale Agreement relating to Agatha Christie Limited (“ACL”) between Chorion (IP) Limited, Acorn Productions Limited and Chorion Limited dated February 28, 2012; (g) the Credit Agreement between Acorn Media Group, Inc. and SunTrust Bank, dated as of February 28, 2012; (h) certain unaudited financial information concerning ACL, including historical balance sheets as of March 31, 2009, March 31, 2010 and March 31, 2011, income statements for the years then ended and a balance sheet as of December 31, 2011 and an income statement for the nine months then ended; (i) the Credit Agreement dated as of February 28, 2012 among Acorn Media Group, Inc. and Suntrust Bank; (j) certain potential cost savings, operating synergies and other strategic benefits estimated by senior management of the Company to result from the consummation of the Merger and the Acorn Stock Purchase (“Acorn Synergies”); and (k) certain other information about Acorn provided to us by senior management of the Company.

We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were not requested or authorized to approach, nor did we hold any discussions with, any third parties to solicit offers or indications of interest to acquire all or any part of the Company, nor did we evaluate potential alternative transactions.

In rendering our opinion, we have assumed, with your consent, and relied upon, without independent verification, the accuracy and completeness of all the information supplied to, examined by or otherwise reviewed or discussed with us for purposes of this opinion, including, without limitation, the Image Forecasts, the Acorn Forecasts and the Acorn Synergies, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any other entity or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company or any other entity under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or any other entity. We have assumed, with your consent, that the Company, RLJ and Acorn are not aware of any information that might be material to our opinion that has not been provided to us. We have been advised by the senior management of the Company that the Image Forecasts and the Acorn Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company as to the future performance, results of operations and financial condition of the Company and Acorn. In that regard, we have assumed, with your consent, that all material assets and liabilities (contingent or otherwise) of the Company, RLJ and Acorn are as set forth in the Company’s financial statements, RLJ’s financial statements, Acorn’s financial statements or other information made available to us. We have relied upon and assumed, with your consent, without independent verification, that there has been no material change in the assets, financial condition, business or prospects of the Company, RLJ or Acorn since the date of the most recent financial statements made available to us. In addition, we have relied upon, without independent verification, the assessments of senior management of the Company regarding the Acorn Synergies and have assumed, upon the advice of the Company, that there will be no developments with respect to any of the foregoing matters that would have an adverse effect on the contemplated benefits of the Merger or the transactions contemplated by the Acorn Stock Purchase Agreement. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility, and we express no opinion or view on, or predict or take into account any changes which may occur or the potential effects of such volatility, or information which may become available, after the date hereof. We express no opinion as to the prices at which shares of RLJ will trade following the announcement of the Merger or shares of Holdings will trade following consummation of the Merger. Our opinion should not be viewed as providing any assurance that the market value of the shares of Holdings to be held by holders of Common Stock (other than Insiders) after consummation of the Merger will be in excess of the market value of the Common Stock owned by such holders at any time prior to the announcement or consummation of the Merger. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion unless specifically requested by the Special Committee. We have further assumed, with your consent, that the Merger will be entitled to tax free rollover treatment under Section 351 of Internal Revenue Code. We were not requested to, and did not, participate in the negotiation of, nor were we asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We were not requested to, nor did we, seek alternative participants for the proposed Merger. Consequently, we express no opinion as to whether any alternative transaction might produce consideration for the holders of Common Stock (other than the Insiders) in an amount in excess of the Merger Consideration. We have acted as the financial advisor to the Special Committee in connection with the Merger and will receive a fee for our services, a portion of which was payable upon our engagement, and upon delivery of our opinion, regardless of our conclusions, we will receive the balance of our fees. At such time, we will also receive certain fees attributable to our prior delivery of a preliminary valuation of the Company as a stand-alone entity and as a pro forma combined entity (including the Company, Acorn and RLJ) and certain fees attributable to our prior delivery of an oral opinion regarding the fairness of the compensation to be paid to JH Partners, LLC in connection with providing credit enhancement in connection with the Company’s revolving line of credit. No portion of our fee is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. Also, in the ordinary course of our business, we may have long or short positions in the Common Stock for our own account and for the accounts of customers.

In rendering our opinion, we have assumed, with your consent, that the executed Merger Agreement and Acorn Stock Purchase Agreement will be in all material respects identical to the last drafts reviewed by us and that none of the outstanding options to purchase Common Stock will be exercised prior to the closing of the Merger. We have relied upon and assumed, with your consent, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement, the Acorn Stock Purchase Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed, with your consent, that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Merger.

Our opinion, the issuance of which has been approved by our Fairness Opinion Committee, is addressed to, and for the use and benefit of, the Special Committee and the Board in connection with their consideration of the transactions contemplated by the Merger Agreement, except that this letter may be included in its entirety in any document filed by the Company with the SEC in connection with the Merger. Any reference to us or to our opinion in such filing with the SEC, however, shall be subject to our prior review and approval, which shall not be unreasonably withheld. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of the outstanding Common Stock (other than the Insiders) in connection with the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Merger or the Acorn Stock Purchase, the form or structure of the Merger, or the likelihood of consummation of the Merger. In addition, this opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or take any other action with respect to the proposed Merger. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any other securities of the Company, including the consideration to be paid under the Preferred Stock Purchase Agreement to the holders of the Preferred Stock or creditors or other constituencies of the Company, nor the amount or nature of consideration or compensation to be paid or payable to any of the Company’s officers, directors or employees, Insiders or any other class of persons, whether relative to the Merger Consideration received by the holders of outstanding Common Stock (other than the Insiders) or otherwise. Except as set forth above, this letter may not be disclosed, communicated or otherwise referred to, in whole or in part, to any third party without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the outstanding Common Stock (other than the Insiders) is fair from a financial point of view.

/s/ SALEM PARTNERS LLC

SALEM PARTNERS LLC

ANNEX E

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
RLJ ENTERTAINMENT, INC.

RLJ Entertainment, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.  The name of the Corporation is “RLJ Entertainment, Inc.” The Corporation was originally incorporated under the name RLJ Entertainment, Inc.” and the original articles of incorporation was filed with the Secretary of State of the State of Nevada on April 2, 2012 (the “Original Articles”).

2.  This Amended and Restated Articles of Incorporation (the “Amended and Restated Articles”) was duly adopted by the Board of Directors of the Corporation (the “Board”) and the stockholders of the Corporation in accordance with Sections 78.315, 78.320 and 78.390 of the Nevada Revised Statutes (the “NRS”).

3.  This Amended and Restated Articles restates, integrates and further amends the provisions of the Original Articles.

4.  Certain capitalized terms used in this Amended and Restated Articles are defined where appropriate herein.

5.  The text of the Original Articles is hereby restated and amended in its entirety to read as follows:

ARTICLE I
NAME

The name of the corporation is RLJ Entertainment, Inc. (the “Corporation”).

ARTICLE II
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the NRS. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

ARTICLE III
REGISTERED AGENT

The address of the registered office of the Corporation in the State of Nevada is 2215-B Renaissance Drive, Las Vegas, Nevada 89119, and the name of the Corporation’s registered agent at such address is CSC Services of Nevada, Inc.

ARTICLE IV
CAPITALIZATION

Section 4.1.  Authorized Capital Stock.  The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 251,000,000 shares, consisting of 250,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Section 4.2.  Preferred Stock.  The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issuance of shares of the Preferred Stock in one or more series and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional and other special rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designations (a “Preferred Stock Designation”) filed pursuant to the NRS, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3.  Common Stock.

(a)  The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote. Except as otherwise required by law or this Amended and Restated Articles (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Articles (including a Preferred Stock Designation), the holders of the Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Articles (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Articles (including any Preferred Stock Designation).

(b)  Subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions.

(c)  Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.

Section 4.4.  Rights and Options.  The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

ARTICLE V
BOARD OF DIRECTORS

Section 5.1.  Board Powers.  The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Articles or the Bylaws (“Bylaws”) of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the NRS, this Amended and Restated Articles and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Section 5.2.  Number, Election and Term.

(a)  The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Whole Board. For purposes of this Amended and Restated Articles, “Whole Board” shall mean the total number of directors the Corporation would have if there were no vacancies.

(b)  Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Articles; the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Articles; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Articles. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Articles, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. Subject to Section 5.5 hereof, if the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director.

(c)  Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(d)  Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

Section 5.3.  Newly Created Directorships and Vacancies.  Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4.  Removal.  Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only by the affirmative vote of holders representing not less than two-thirds of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5.  Preferred Stock — Directors.  Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Articles (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

ARTICLE VI
BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Whole Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Articles (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

ARTICLE VII
MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1.  Meetings.  Subject to the rights of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Whole Board, and the ability of the stockholders to call a special meeting is hereby specifically denied.

Section 7.2.  Advance Notice.  Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3.  Action by Written Consent.  Any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders.

ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION

Section 8.1.  Limitation of Director Liability.  A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the NRS as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2.  Indemnification and Advancement of Expenses.

(a)  To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b)  The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Articles, the By-Laws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c)  Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Articles inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)  This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX
AMENDMENT OF AMENDED AND RESTATED ARTICLES OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Articles (including any Preferred Stock Designation), in the manner now or hereafter prescribed by this Amended and Restated Articles and the NRS; and, except as set forth in Article VIII, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Articles in its present form or as hereafter amended are granted subject to the right reserved in this Article IX.

ANNEX F

BYLAWS

OF

RLJ ENTERTAINMENT, INC.,

a Nevada corporation

Effective as of April 2, 2012

i

ii

BYLAWS
of
RLJ ENTERTAINMENT, INC.

a Nevada corporation

ARTICLE I
OFFICES

Section 1.1 Principal Office

The principal office and place of business of RLJ Entertainment, Inc. (the “Corporation”) shall be at 3 Bethesda Metro Center, Suite 1000, Bethesda, Maryland, 20814, or at such other location within or without the State of Nevada as may be determined from time to time by resolution of the board of directors of the Corporation (the “Board”).

Section 1.2 Other Offices

Other offices and places of business either within or without the State of Nevada may be established from time to time by resolution of the Board or as the business of the Corporation may require. The Corporation’s resident agent and the street address of the Corporation’s resident agent in Nevada shall be as determined by the Board from time to time.

ARTICLE II
STOCKHOLDERS

Section 2.1 Annual Meeting

The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be designated from time to time by the Board and stated in the notice of meeting. At each annual meeting, the stockholders shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

Section 2.2 Special Meetings

(a)  Subject to the rights of the holders of any outstanding series of the preferred stock, and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Whole Board (as defined below). Special meetings of stockholders shall be held at such place and time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting. “Whole Board” shall mean the total number of directors the Corporation would have if there were no vacancies.

(b)  No business shall be acted upon at a special meeting of stockholders except as set forth in the notice of the meeting or matters incident to the conduct of the meeting as the presiding officer of the meeting shall determine to be appropriate.

Section 2.3 Place of Meetings

If the place of any meeting of stockholders, the Board or its committee for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation.

Section 2.4 Notice of Meetings; Waiver of Notice

(a) Notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be given in the manner permitted by this Section 2.4 to each stockholder entitled to vote thereat by the Corporation not less than 10 nor more than 60 days before the date of the meeting. If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto).

F-1

Any meeting of stockholders as to which notice has been given may be postponed, and any special meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.11(c)) given before the date previously scheduled for such meeting. The notice shall contain or be accompanied by such additional information as may be required by Nevada Revised Statutes (“NRS”), including, without limitation, NRS 78.379, 92A.120 or 92A.410.

(b)  Whenever under applicable law, the Corporation’s Articles of Incorporation, dated as of April 2, 2012, as the same may be amended and restated from time to time (the “Articles of Incorporation”) or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 78.370 of the NRS. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d)  Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the NRS, the Articles of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e)  Whenever notice is required to be given by the Corporation, under any provision of the NRS, the Articles of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to the stockholder during the period between those two consecutive annual meetings; or (2) all, and at least two, payments sent by first-class mail of dividends or interest on securities during a 12-month period, have been mailed addressed to the stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of further notices to the stockholder is not required. Any action or meeting taken or held without notice to such a stockholder has the same effect as if the notice had been given. If any such stockholder delivers to the Corporation a written notice setting forth the stockholder’s current address, the requirement that notice be given to the stockholder is reinstated. If the action taken by the

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Corporation is such as to require the filing of a certificate with the Secretary of the State of Nevada, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this Section 2.4(e). The giving of further notices to a stockholder is still required for any notice returned as undeliverable if the notice was given by electronic transmission.

(f)  Whenever any notice is required to be given under the NRS, the Articles of Incorporation or these Bylaws, a written waiver of such notice, signed before or after the date of such meeting by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 2.5 Determination of Stockholders of Record

(a)  For the purpose of determining the stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, if applicable.

(b)  If no record date is fixed, the record date for determining stockholders: (i) entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting and must fix a new record date if the meeting is adjourned to a date more than 60 days later than the date set for the original meeting.

Section 2.6 Quorum; Adjourned Meetings

(a)  Unless the Articles of Incorporation provide for a different proportion, stockholders holding at least a majority of the voting power of the Corporation’s capital stock, represented in person or by proxy (regardless of whether the proxy has authority to vote on all matters), are necessary to constitute a quorum for the transaction of business at any meeting. If, on any issue, voting by classes or series is required by the laws of the State of Nevada, the Articles of Incorporation or these Bylaws, at least a majority of the voting power, represented in person or by proxy (regardless of whether the proxy has authority to vote on all matters), within each such class or series is necessary to constitute a quorum of each such class or series.

(b)  If a quorum is not represented, the person presiding at the meeting may adjourn the meeting from time to time until a quorum shall be represented. At any such adjourned meeting at which a quorum shall be represented, any business may be transacted which might have been transacted as originally called. When a stockholders’ meeting is adjourned to another time or place hereunder, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. However, if a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record as of the new record date. The stockholders present at a duly convened meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the departure of enough stockholders to leave less than a quorum of the voting power.

Section 2.7 Voting

(a)  Unless otherwise provided in the NRS, in the Articles of Incorporation, or in the resolution providing for the issuance of preferred stock adopted by the Board pursuant to authority expressly vested in it by the provisions of the Articles of Incorporation (if any such authority is so vested), each stockholder of record, or such stockholder’s duly authorized proxy, shall be entitled to one (1) vote for each share of voting stock standing registered in such stockholder’s name at the close of business on the record date.

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Except as otherwise provided herein, all votes with respect to shares standing in the name of an individual at the close of business on the record date (including pledged shares) shall be cast only by that individual or such individual’s duly authorized proxy. With respect to shares held by a representative of the estate of a deceased stockholder, or a guardian, conservator, custodian or trustee, even though the shares do not stand in the name of such holder, votes may be cast by such holder upon proof of such representative capacity. In the case of shares under the control of a receiver, the receiver may cast votes carried by such shares even though the shares do not stand of record in the name of the receiver; provided, that the order of a court of competent jurisdiction which appoints the receiver contains the authority to cast votes carried by such shares. If shares stand of record in the name of a minor, votes may be cast by the duly appointed guardian of the estate of such minor only if such guardian has provided the Corporation with written proof of such appointment.

With respect to shares standing of record in the name of another corporation, partnership, limited liability company or other legal entity on the record date, votes may be cast: (i) in the case of a corporation, by such individual as the bylaws of such other corporation prescribe, by such individual as may be appointed by resolution of the Board of such other corporation or by such individual (including, without limitation, the officer making the authorization) authorized in writing to do so by the chairman of the board, if any, President, Chief Executive Officer, if any, or any Vice President of such corporation, upon presentation to the Corporation of satisfactory evidence of his or her authority to do so; and (ii) in the case of a partnership, limited liability company or other legal entity, by an individual representing such stockholder, upon presentation to the Corporation of satisfactory evidence of his or her authority to do so.

Notwithstanding anything to the contrary contained herein and except for the Corporation’s shares held in a fiduciary capacity, the Corporation shall not vote, directly or indirectly, shares of its own stock owned by it; and such shares shall not be counted in determining the total number of outstanding shares entitled to vote.

If any holder votes any of such stockholder’s shares affirmatively and fails to specify the number of affirmative votes, it will be conclusively presumed that the holder is casting affirmative votes with respect to all shares held.

With respect to shares standing of record in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees or otherwise and shares held by two or more persons (including proxy holders) having the same fiduciary relationship in respect to the same shares, (unless the Secretary is given timely written notice to the contrary accompanied by a copy of the governing instrument or order) votes may be cast in the following manner:

If only one person votes, the vote of such person binds all.

If more than one person casts votes, the act of the majority so voting binds all.

If more than one person casts votes, but the vote is evenly split on a particular matter, the votes shall be deemed cast proportionately, as split.

(b)  Subject to the rights of the holders of one or more series of preferred stock of the Corporation, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Articles of Incorporation, these Bylaws, the NRS or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(c)  In determining the right to vote shares of the Corporation pursuant to this Section 2.7 or otherwise, the Corporation may rely on any instruments or statements presented to it, provided that the Corporation has the right, but not the obligation, to require and review such proof of ownership and voting rights as it determines in good faith. The Corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the Secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis

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for doubt about the validity of the signature on it or about the signatory’s authority to sign for the stockholder. All decisions of the Corporation shall be valid and binding unless and until a court of competent jurisdiction determines otherwise.

Section 2.8 Proxies

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after six months from its date, unless the proxy provides for a longer period which shall not exceed 7 years. Proxies need not be filed with the Secretary of the Corporation until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority.

(a)  A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(b)  A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 2.9 No Action Without A Meeting

Unless otherwise provided by the Articles of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Nevada, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.10 Organization

(a)  Meetings of stockholders shall be presided over by the Chairman of the Board, or, in the absence of the Chairman, by the Chief Executive Officer, or in the absence of the Chief Executive Officer, the President, or, in the absence of the foregoing persons, by a chairman designated by the Board, or, in the absence of such designation by the Board, by a chairman chosen at the meeting by the stockholders entitled to cast a majority of the votes which all stockholders present in person or by proxy are entitled to cast. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as Secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary, the chairman of the meeting may appoint any person to act as Secretary of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and

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safety, limitation on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

(b)  The Board of Director may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.11 Advance Notice of Business

(a)  No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.11(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.11(a). Notwithstanding anything in this Section 2.11(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.3 will be considered for election at such meeting.

(i)  In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.11(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. Notwithstanding the previous sentence, for purposes of determining whether a stockholder’s notice shall have been received in a timely manner for the annual meeting of stockholders in 2013, to be timely, a stockholder’s notice must have been received not later than the close of business on [___________], 2013 nor earlier than the opening of business on [__________], 2013. The public announcement of an adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder’s notice as described in this Section 2.11(a).

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(ii)  To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii)  The foregoing notice requirements of this Section 2.11(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.11(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.11(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.11(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.11(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.11(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv)  In addition to the provisions of this Section 2.11(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.11(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b)  Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.3.

(c)  For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

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ARTICLE III
DIRECTORS

Section 3.1 General Powers; Performance of Duties

The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided in Chapter 78 of the NRS or the Articles of Incorporation.

Section 3.2 Number, Tenure, and Qualifications

The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Whole Board. Each director shall hold office until his or her successor shall be elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal. No reduction of the number of directors shall have the effect of removing any director prior to the expiration of his or her term of office. No provision of this Section shall be restrictive upon the right of the Board to fill vacancies or upon the right of the stockholders to remove directors as is hereinafter provided.

Section 3.3 Advance Notice for Nomination of Directors

(a)  Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of preferred stock with respect to the rights of holders of one or more series of preferred stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record on the date of the giving of the notice provided for in this Section 3.3 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.3.

(b)  In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting or special meeting commence a new time period for the giving of a stockholder’s notice as described in this Section 3.3.

(c)  Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.3 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

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(d)  To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e)  If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.3, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.3, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f)  In addition to the provisions of this Section 3.3, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.3 shall be deemed to affect any rights of the holders of preferred stock to elect directors pursuant to the Articles of Incorporation.

Section 3.4 Chairman of the Board

The Board shall elect a chairman of the board from the members of the Board who shall preside at all meetings of the Board and stockholders at which he or she shall be present and shall have and may exercise such powers as may, from time to time, be assigned to him or her by the Board, these Bylaws or as may be provided by law.

Section 3.5 Annual and Regular Meetings

Immediately following the adjournment of, and at the same place as, the annual or any special meeting of the stockholders at which directors are elected, the Board, including directors newly elected, shall hold its annual meeting without call or notice, other than this provision, to elect officers and to transact such further business as may be necessary or appropriate. The Board may provide by resolution the place, date, and hour for holding regular meetings between annual meetings.

Section 3.6 Special Meetings

Special meetings of the Board may be called by the Chairman of the Board, if one shall have been elected, or by two or more directors of the Corporation or by the Chief Executive Officer.

Section 3.7 Place of Meetings

Any regular or special meeting of the directors of the Corporation may be held at such place as the Board, or in the absence of such designation, as the notice calling such meeting, may designate. A waiver of notice signed by the directors may designate any place for the holding of such meeting.

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Section 3.8 Notice of Meetings

Except as otherwise provided in Section 3.7 above, there shall be delivered to each director at the address appearing for him or her on the records of the Corporation, at least twenty-four (24) hours before the time of such meeting, a copy of a written notice of any meeting (a) by delivery of such notice personally, (b) by mailing such notice postage prepaid, (c) by facsimile, (d) by overnight courier, (e) by telegram, or (f) by electronic transmission or electronic writing, including, but not limited to, email. If mailed to an address inside the United States, the notice shall be deemed delivered two (2) business days following the date the same is deposited in the United States mail, postage prepaid. If mailed to an address outside the United States, the notice shall be deemed delivered four (4) business days following the date the same is deposited in the United States mail, postage prepaid. If sent via facsimile, by electronic transmission or electronic writing, including, but not limited to, email, the notice shall be deemed delivered upon sender’s receipt of confirmation of the successful transmission. If sent via overnight courier, the notice shall be deemed delivered the business day following the delivery of such notice to the courier. If the address of any director is incomplete or does not appear upon the records of the Corporation it will be sufficient to address any notice to such director at the registered office of the Corporation. Any director may waive notice of any meeting, and the attendance of a director at a meeting and oral consent entered on the minutes of such meeting shall constitute waiver of notice of the meeting unless such director objects, prior to the transaction of any business, that the meeting was not lawfully called, noticed or convened. Attendance for the express purpose of objecting to the transaction of business thereat because the meeting was not properly called or convened shall not constitute presence or a waiver of notice for purposes hereof. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

Section 3.9 Quorum; Adjourned Meetings

(a)  A majority of the directors in office, at a meeting duly assembled, is necessary to constitute a quorum for the transaction of business.

(b)  At any meeting of the Board where a quorum is not present, a majority of those present may adjourn, from time to time, until a quorum is present, and no notice of such adjournment shall be required. At any adjourned meeting where a quorum is present, any business may be transacted which could have been transacted at the meeting originally called.

Section 3.10 Manner of Acting; Presumption of Assent

The affirmative vote of a majority of the directors present at a meeting at which a quorum is present is the act of the Board. A director of the Corporation who is present at a meeting of the Board at which action on any corporate matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as Secretary of the meeting before the adjournment thereof or shall forward any dissent by certified or registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 3.11 Telephonic Meetings

Members of the Board or of any committee designated by the Board may participate in a meeting of the Board or such committee by means of a telephone conference or video or similar method of communication by which all persons participating in such meeting can hear each other. Participation in a meeting pursuant to this Section 3.13 constitutes presence in person at the meeting.

Section 3.12 Action Without Meeting

Any action required or permitted to be taken at a meeting of the Board or of a committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all of the members of the Board or the committee. The written consent may be signed in counterparts, including, without limitation, facsimile counterparts, and shall be filed with the minutes of the proceedings of the Board or committee.

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Section 3.13 Powers and Duties

(a)  Except as otherwise restricted by the laws of the State of Nevada or the Articles of Incorporation, the Board has full control over the business and affairs of the Corporation. The Board may delegate any of its authority to manage, control or conduct the business of the Corporation to any standing or special committee in accordance with Section 3.16, or to any officer or agent, and to appoint any persons to be agents of the Corporation with such powers, including the power to sub-delegate, and upon such terms as may be deemed fit.

(b)  The Board, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may (i) require that any votes cast at such meeting shall be cast by written ballot, and/or (ii) submit any contract or act for approval or ratification at any annual meeting of the stockholders or any special meeting properly called and noticed for the purpose of considering any such contract or act, provided a quorum is present.

Section 3.14 Committees

Committees designated and appointed by the Board shall function subject to and in accordance with the following regulations and procedures:

(a)   Designation and Appointment.  The Board may designate and appoint one or more committees under such name or names and for such purpose or function as may be deemed appropriate or under no name.

(b)   Members; Alternate Members; Terms.  Each committee thus designated and appointed shall consist of one or more of the directors of the Corporation. The Board may designate one or more of its members as alternate members of any committee, who may, subject to any limitations imposed by the entire Board, replace absent or disqualified members at any meeting of that committee. If the Board has not designated alternate members to a committee, then in the absence or disqualification of a member of a committee from a meeting, the member or members thereof present at such meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at such meeting in the place of any such absent or disqualified member (“substitute member”). The members or alternate members of any such committee shall serve at the pleasure of and subject to the discretion of the Board.

(c)   Authority.  Each committee, to the extent provided in the resolution of the Board creating same, shall have and may exercise such of the powers and authority of the Board in the management of the business and affairs of the Corporation as the Board may direct and delegate, except, however, those matters which are required by statute to be reserved unto or acted upon by the entire Board.

(d)   Records.  Each such committee shall keep and maintain regular records or minutes of its meetings and report the same to the Board when required.

(e)   Change in Number.  The number of members or alternate members of any committee appointed by the Board, as herein provided, may be increased or decreased from time to time by appropriate resolution adopted by of the Board.

(f)   Vacancies.  Vacancies in the membership of any committee designated and appointed hereunder shall be filled by the Board, at a regular or special meeting of the Board, in a manner consistent with the provisions of this Section 3.16.

(g)   Removal.  Any member or alternate member of any committee appointed hereunder may be removed by the Board by the Board, whenever in its judgment the best interests of the Corporation will be served thereby.

(h)   Meetings.  The time, place and notice (if any) of committee meetings shall be determined by the members of such committee.

(i)   Quorum; Requisite Vote.  At meetings of any committee appointed hereunder, a majority of the number of members designated by the Board to such committee shall constitute a quorum for the transaction of business. For purposes of determining the presence of a quorum, alternate members or substitute members acting in the place of members at a meeting shall be counted to the same extent as the members of the

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committee they are replacing; provided, however, that for purposes of determining the presence of a quorum, alternate members and substitute members (whether or not acting in the place of members at a meeting) shall not be included in the number of members designated by the Board to such committee. The act of a majority of the members (and to if acting in the place of members, alternate members or substitute members) of the committee present at any meeting at which a quorum is present shall be the act of such committee, except as otherwise specifically provided by statute. If a quorum is not present at a meeting of such committee, the members of such committee present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present.

(j)   Compensation.  Appropriate compensation for members and alternate members of any committee appointed pursuant to the authority hereof may be authorized by the Board pursuant to the provisions of Section 3.16 hereof or by a committee specifically authorized by the Board to authorize compensation.

(k)   Action Without Meetings.  Any action required or permitted to be taken at a meeting of any committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all members of such committee. Such consent shall have the same force and effect as a unanimous vote at a meeting. The signed consent, or a signed copy, shall become a part of the record of such committee.

Section 3.15 Compensation

The Board, without regard to personal interest, may establish the compensation of directors for services in any capacity. If the Board establishes the compensation of directors pursuant to this subsection, such compensation is presumed to be fair to the Corporation unless proven unfair by a preponderance of the evidence.

Section 3.16 Organization

Meetings of the Board shall be presided over by the chairman of the board, or in the absence of the chairman of the board by the vice-chairman, or in his or her absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as Secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as Secretary of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting.

Section 3.17 Advisory Panels

The Board may appoint one or more advisory panels to consult and advise the board on technical or other matters as the Board may determine and upon such terms and at such times as the Board may determine. The advisory panel members shall not be directors, officers, or committee members and shall have none of the powers or duties thereof.

ARTICLE IV
OFFICERS

Section 4.1 Election

The officers of the Corporation elected by the Board shall be a Chairman of the Board, a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and such other officers (including without limitation, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

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Section 4.2 Removal; Resignation

The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides.

Section 4.3 Vacancies

Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 4.4 Chief Executive Officer

The Board may elect a Chief Executive Officer who, subject to the supervision and control of the Board, shall have the ultimate responsibility for the management and control of the business and affairs of the Corporation, and shall perform such other duties and have such other powers which are delegated to him or her by the Board, these Bylaws or as may be provided by law.

Section 4.5 President

The President, subject to the supervision and control of the Board, shall in general actively supervise and control the business and affairs of the Corporation. The President shall keep the Board fully informed as the Board may request and shall consult the Board concerning the business of the Corporation. The President shall perform such other duties and have such other powers which are delegated and assigned to him or her by the Board if any, these Bylaws or as may be provided by law.

Section 4.6 Chief Financial Officer

The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

Section 4.7 Vice Presidents

The Board may elect one or more Vice Presidents. In the absence or disability of the President, or at the President’s request, the Vice President or Vice Presidents, in order of their rank as fixed by the Board, and if not ranked, the Vice Presidents in the order designated by the Board, or in the absence of such designation, in the order designated by the President, shall perform all of the duties of the President, and when so acting, shall have all the powers of, and be subject to all the restrictions on the President. Each Vice President shall perform such other duties and have such other powers which are delegated and assigned to him or her by the Board, the President, these Bylaws or as may be provided by law.

Section 4.8 Secretary

The Secretary shall attend all meetings of the stockholders, the Board and any committees, and shall keep, or cause to be kept, the minutes of proceeds thereof in books provided for that purpose. He or she shall keep, or cause to be kept, a register of the stockholders of the Corporation and shall be responsible for the giving of notice of meetings of the stockholders, the Board and any committees, and shall see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law. The Secretary shall be custodian of the corporate seal, the records of the Corporation, the stock certificate books, transfer books and stock ledgers, and such other books and papers as the Board or appropriate committee may direct. The Secretary shall perform all other duties commonly incident to his or her office and shall perform such other duties which are assigned to him or her by the Board, the Chief Executive Officer, if any, the President, these Bylaws or as may be provided by law.

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Section 4.9 Assistant Secretaries

An Assistant Secretary shall, at the request of the Secretary, or in the absence or disability of the Secretary, perform all the duties of the Secretary. He or she shall perform such other duties as are assigned to him or her by the Board, the Chief Executive Officer, if any, the President, these Bylaws or as may be provided by law.

Section 4.10 Treasurer

The Treasurer, subject to the order of the Board, shall have the care and custody of, and be responsible for, all of the money, funds, securities, receipts and valuable papers, documents and instruments of the Corporation, and all books and records relating thereto. The Treasurer shall keep, or cause to be kept, full and accurate books of accounts of the Corporation’s transactions, which shall be the property of the Corporation, and shall render financial reports and statements of condition of the Corporation when so requested by the Board, the chairman of the board, if any, the Chief Executive Officer, if any, or the President. The Treasurer shall perform all other duties commonly incident to his or her office and such other duties as may, from time to time, be assigned to him or her by the Board, the Chief Executive Officer, if any, the President, these Bylaws or as may be provided by law. The Treasurer shall, if required by the Board, give bond to the Corporation in such sum and with such security as shall be approved by the Board for the faithful performance of all the duties of the Treasurer and for restoration to the Corporation, in the event of the Treasurer’s death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property in the Treasurer’s custody or control and belonging to the Corporation. The expense of such bond shall be borne by the Corporation. If a chief financial officer of the Corporation has not been appointed, the Treasurer may be deemed the chief financial officer of the Corporation.

Section 4.11 Assistant Treasurers

An Assistant Treasurer shall, at the request of the Treasurer, or in the absence or disability of the Treasurer, perform all the duties of the Treasurer. He or she shall perform such other duties which are assigned to him or her by the Board, the Chief Executive Officer, the President, the Treasurer, these Bylaws or as may be provided by law. The Board may require an Assistant Treasurer to give a bond to the Corporation in such sum and with such security as it may approve, for the faithful performance of the duties of the Assistant Treasurer, and for restoration to the Corporation, in the event of the Assistant Treasurer’s death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property in the Assistant Treasurer’s custody or control and belonging to the Corporation. The expense of such bond shall be borne by the Corporation.

Section 4.12 Execution of Negotiable Instruments, Deeds and Contracts

All checks, drafts, notes, bonds, bills of exchange, and orders for the payment of money of the Corporation; all deeds, mortgages, proxies, powers of attorney and other written contracts, documents, instruments and agreements to which the Corporation shall be a party; and all assignments or endorsements of stock certificates, registered bonds or other securities owned by the Corporation shall be signed in the name of the Corporation by such officers or other persons as the Board may from time to time designate. The Board may authorize the use of the facsimile signatures of any such persons. Any officer of the Corporation shall be authorized to attend, act and vote, or designate another officer or an agent of the Corporation to attend, act and vote, at any meeting of the owners of any entity in which the Corporation may own an interest or to take action by written consent in lieu thereof. Such officer or agent, at any such meeting or by such written action, shall possess and may exercise on behalf of the Corporation any and all rights and powers incident to the ownership of such interest.

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ARTICLE V
CAPITAL STOCK

Section 5.1 Issuance

Shares of the Corporation’s authorized stock shall, subject to any provisions or limitations of the laws of the State of Nevada, the Articles of Incorporation or any contracts or agreements to which the Corporation may be a party, be issued in such manner, at such times, upon such conditions and for such consideration as shall be prescribed by the Board.

Section 5.2 Stock Certificates and Uncertificated Shares

Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the President, the Chief Executive Officer, if any, or a Vice President, and by the Secretary or an Assistant Secretary, of the Corporation (or any other two officers or agents so authorized by the Board), certifying the number of shares of stock owned by him, her or it in the Corporation; provided, however, that the Board may authorize the issuance of uncertificated shares of some or all of any or all classes or series of the Corporation’s stock. Any such issuance of uncertificated shares shall have no effect on existing certificates for shares until such certificates are surrendered to the Corporation, or on the respective rights and obligations of the stockholders. Whenever such certificate is countersigned or otherwise authenticated by a transfer agent or a transfer clerk and by a registrar (other than the Corporation), then a facsimile of the signatures of any corporate officers or agents, the transfer agent, transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. In the event that any officer or officers who have signed, or whose facsimile signatures have been used on any certificate or certificates for stock cease to be an officer or officers because of death, resignation or other reason, before the certificate or certificates for stock have been delivered by the Corporation, the certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed the certificate or certificates, or whose facsimile signature or signatures have been used thereon, had not ceased to be an officer or officers of the Corporation.

Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written statement certifying the number of shares owned by him, her or it in the Corporation and, at least annually thereafter, the Corporation shall provide to such stockholders of record holding uncertificated shares, a written statement confirming the information contained in such written statement previously sent. Except as otherwise expressly provided by law, the rights and obligations of the stockholders shall be identical whether or not their shares of stock are represented by certificates.

Each certificate representing shares shall state the following upon the face thereof: the name of the state of the Corporation’s organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share, if any, represented by such certificate or a statement that the shares are without par value. Certificates of stock shall be in such form consistent with law as shall be prescribed by the Board. No certificate shall be issued until the shares represented thereby are fully paid. In addition to the above, all certificates evidencing shares of the Corporation’s stock or other securities issued by the Corporation shall contain such legend or legends as may from time to time be required by the NRS and/or such other federal, state or local laws or regulations then in effect.

Section 5.3 Surrendered; Lost or Destroyed Certificates

All certificates surrendered to the Corporation, except those representing shares of treasury stock, shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been canceled, except that in case of a lost, stolen, destroyed or mutilated certificate, a new one may be issued therefor. However, any stockholder applying for the issuance of a stock certificate in lieu of one alleged to have been lost, stolen, destroyed or mutilated shall, prior to the issuance of a replacement, provide the Corporation with his, her or its affidavit of the facts surrounding the loss, theft, destruction or mutilation and, if required by the Board, an indemnity bond in an amount satisfactory to the Board or an authorized officer which amount may be in excess of the current market value of the stock, and upon such terms as the Treasurer, other officer who is so authorized, or the Board shall require which shall indemnify the Corporation against any loss, damage, cost or inconvenience arising as a consequence of the issuance of a replacement certificate.

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Section 5.4 Replacement Certificate

When the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares of capital stock of the Corporation or it becomes desirable for any reason, in the discretion of the Board, including, without limitation, the merger of the Corporation with another Corporation or the conversion or reorganization of the Corporation, to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board may order any holders of outstanding certificates for shares to surrender and exchange the same for new certificates within a reasonable time to be fixed by the Board. The order may provide that a holder of any certificate(s) ordered to be surrendered shall not be entitled to vote, receive distributions or exercise any other rights of stockholders of record until the holder has complied with the order, but the order operates to suspend such rights only after notice and until compliance.

Section 5.5 Transfer of Shares

No transfer of stock shall be valid as against the Corporation except on surrender and cancellation of the certificates therefor accompanied by an assignment or transfer by the registered owner made either in person or under assignment. Whenever any transfer shall be expressly made for collateral security and not absolutely, the collateral nature of the transfer shall be reflected in the entry of transfer in the records of the Corporation. Subject to the provisions hereof, the Corporation shall register the transfer of a certificate evidencing shares of its capital stock presented to it for transfer if:

(a)   Endorsement.  Upon surrender of the certificate to the Corporation (or its transfer agent, as the case may be) for transfer, the certificate (or an appended stock power) is properly endorsed by the registered owner, or by his duly authorized legal representative or attorney-in-fact, with proper written evidence of the authority and appointment of such representative, if any, accompanying the certificate;

(b)   Guaranty and Effectiveness of Signature.  The signature of such registered owner or his legal representative or attorney-in-fact, as the case may be, has been guaranteed by a national banking association or member of the New York Stock Exchange, and reasonable assurance in a form satisfactory to the Corporation is given that such endorsements are genuine and effective;

(c)   Adverse Claims.  The Corporation has no notice of an adverse claim or has otherwise discharged any duty to inquire into such a claim;

(d)   Collection of Taxes.  Any applicable law (local, state or federal) relating to the collection of taxes relative to the transaction has been complied with; and

(e)   Additional Requirements Satisfied.  Such additional conditions and documentation as the Corporation (or its transfer agent, as the case may be) shall reasonably require, including without limitation thereto, the delivery with the surrender of such stock certificate or certificates of proper evidence of succession, assignment or other authority to obtain transfer thereof, as the circumstances may require, and such legal opinions with reference to the requested transfer as shall be required by the Corporation (or its transfer agent) pursuant to the provisions of these Bylaws and applicable law, shall have been satisfied.

Section 5.6 Transfer Agent; Registrars

The Board may appoint one or more transfer agents, transfer clerks and registrars of transfer and may require all certificates for shares of stock to bear the signature of such transfer agents, transfer clerks and/or registrars of transfer.

Section 5.7 Miscellaneous

The Board shall have the power and authority to make such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer, and registration of certificates for shares of the Corporation’s stock.

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ARTICLE VI
DISTRIBUTIONS

Distributions may be declared, subject to the provisions of the laws of the State of Nevada and the Articles of Incorporation, by the Board and may be paid in cash, property, shares of corporate stock, or any other medium. The Board may fix in advance a record date, as provided in Section 2.5 above, prior to the distribution for the purpose of determining stockholders entitled to receive any distribution.

ARTICLE VII
RECORDS; REPORTS; SEAL; AND FINANCIAL MATTERS

Section 7.1 Records.

All original records of the Corporation, shall be kept at the principal office of the Corporation by or under the direction of the Secretary or at such other place or by such other person as may be prescribed by these Bylaws or the Board.

Section 7.2 Corporate Seal

The Board may, by resolution, authorize a seal, and the seal may be used by causing it, or a facsimile, to be impressed or affixed or reproduced or otherwise. Except when otherwise specifically provided herein, any officer of the Corporation shall have the authority to affix the seal to any document requiring it.

Section 7.3 Fiscal Year-End

The fiscal year-end of the Corporation shall be such date as may be fixed from time to time by resolution of the Board.

ARTICLE VIII
INDEMNIFICATION

Section 8.1 Indemnification and Insurance

(a)  Indemnification of Directors and Officers.

(i)  For purposes of this Article, (A) “Indemnitee” shall mean each director or officer who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding (as hereinafter defined), by reason of the fact that he or she is or was a director or officer of the Corporation or member, manager or managing member of a predecessor limited liability company or affiliate of such limited liability company or is or was serving in any capacity at the request of the Corporation as a director, officer, employee, agent, partner, member, manager or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise; and (B) “Proceeding” shall mean any threatened, pending, or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative, or investigative.

(ii)  Each Indemnitee shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Nevada law, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding; provided that such Indemnitee either is not liable pursuant to NRS 78.138 or acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any Proceeding that is criminal in nature, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the Indemnitee is liable pursuant to NRS 78.138 or did not act in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, or that, with respect to any criminal proceeding he or she had reasonable cause to believe that his or her conduct was unlawful. The Corporation shall not indemnify an Indemnitee for any claim, issue or matter as to which the Indemnitee has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Corporation or for any amounts paid in settlement to the Corporation,

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unless and only to the extent that the court in which the Proceeding was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such amounts as the court deems proper. Except as so ordered by a court and for advancement of expenses pursuant to this Section, indemnification may not be made to or on behalf of an Indemnitee if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the cause of action. Notwithstanding anything to the contrary contained in these Bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

(iii)  Indemnification pursuant to this Section shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation or member, manager or managing member of a predecessor limited liability company or affiliate of such limited liability company or a director, officer, employee, agent, partner, member, manager or fiduciary of, or to serve in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise and shall inure to the benefit of his or her heirs, executors and administrators.

(iv)  The expenses of Indemnitees must be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the Proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that a director or officer of the Corporation is successful on the merits or otherwise in defense of any Proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in by him or her in connection with the defense.

(b)   Indemnification of Employees and Other Persons.  The Corporation may, by action of its Board and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees.

(c)   Non-Exclusivity of Rights.  The rights to indemnification provided in this Article shall not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation or these Bylaws, agreement, vote of stockholders or directors, or otherwise.

(d)   Insurance.  The Corporation may purchase and maintain insurance or make other financial arrangements on behalf of any Indemnitee for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee, member, managing member or agent, or arising out of his or her status as such, whether or not the Corporation has the authority to indemnify him or her against such liability and expenses.

(e)   Other Financial Arrangements.  The other financial arrangements which may be made by the Corporation may include the following: (i) the creation of a trust fund; (ii) the establishment of a program of self-insurance; (iii) the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the Corporation; (iv) the establishment of a letter of credit, guarantee or surety. No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud, or a knowing violation of law, except with respect to advancement of expenses or indemnification ordered by a court.

(f)   Other Matters Relating to Insurance or Financial Arrangements.  Any insurance or other financial arrangement made on behalf of a person pursuant to this Section may be provided by the Corporation or any other person approved by the Board, even if all or part of the other person’s stock or other securities is owned by the Corporation. In the absence of fraud (i) the decision of the Board as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this Section and the choice of the

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person to provide the insurance or other financial arrangement is conclusive; and (ii) the insurance or other financial arrangement is not void or voidable and does not subject any director approving it to personal liability for his action; even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

Section 8.2 Amendment

The provisions of this Article VIII relating to indemnification shall constitute a contract between the Corporation and each of its directors and officers which may be modified as to any director or officer only with that person’s consent or as specifically provided in this Section. Notwithstanding any other provision of these Bylaws relating to their amendment generally, any repeal or amendment of this Article which is adverse to any director or officer shall apply to such director or officer only on a prospective basis, and shall not limit the rights of an Indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws (including, without limitation, Article X below), no repeal or amendment of these Bylaws shall affect any or all of this Article VIII so as to limit or reduce the indemnification in any manner unless adopted by (a) the unanimous vote of the directors of the Corporation then serving, or (b) by the stockholders as set forth in Article X hereof; provided that no such amendment shall have a retroactive effect inconsistent with the preceding sentence.

ARTICLE IX
CHANGES IN NEVADA LAW

References in these Bylaws to Nevada law or the NRS or to any provision thereof shall be to such law as it existed on the date these Bylaws were adopted or as such law thereafter may be changed; provided that (a) in the case of any change which expands the liability of directors or officers or limits the indemnification rights or the rights to advancement of expenses which the Corporation may provide in Article VIII hereof, the rights to limited liability, to indemnification and to the advancement of expenses provided in the Articles of Incorporation and/or these Bylaws shall continue as theretofore to the extent permitted by law; and (b) if such change permits the Corporation, without the requirement of any further action by stockholders or directors, to limit further the liability of directors or limit the liability of officers or to provide broader indemnification rights or rights to the advancement of expenses than the Corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

ARTICLE X
AMENDMENT OR REPEAL

Section 10.1 Amendment of Bylaws

The Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Whole Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Articles of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

[Remainder of Page Intentionally Left Blank]

F-19

CERTIFICATE OF SECRETARY

I hereby certify that I am the Secretary of RLJ Entertainment, Inc., a Nevada corporation, and that the foregoing Bylaws, consisting of 26 pages, constitute the code of Bylaws of RLJ Entertainment, Inc. as duly adopted by the unanimous written consent of the Board as of __________, 2012.

IN WITNESS WHEREOF, I have hereunto subscribed my name this ____ day of _________ 2012.

/s/ Lisa W. Pickrum Lisa W. Pickrum

F-20

ANNEX G

RLJ ACQUISITION, INC.
SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [•  ], 2012
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
RLJ ACQUISITION, INC.

PROXY

The undersigned stockholder of RLJ Acquisition, Inc., a Nevada corporation (“RLJ”), having read the notice of special meeting of stockholders and the definitive joint proxy statement/prospectus, receipt of which are hereby acknowledged, revoking all prior proxies, hereby appoints [      ] and [  ], or either of them, with the full power and authority to act as proxy of the undersigned and with full power of substitution, to vote all shares of common stock which the undersigned may be entitled to vote at the special meeting of stockholders of RLJ to be held on [•  ], 2012 at [•  ] a.m., Eastern time, at the [•  ], and at any adjournments or postponements thereof, on the matters set forth in this proxy and described in the definitive joint proxy statement/prospectus, and in their discretion with respect to such other matters as may be properly brought before the meeting or any adjournments or postponements thereof.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD IN THE ENVELOPE ENCLOSED. THIS PROXY CARD WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2 AND 3. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☑

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2 AND 3.

1.	To approve and adopt the agreement and plan of merger by and between RLJ and Image Entertainment, Inc., dated as of April 2, 2012 (the “Image merger agreement”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

Irrespective of whether you voted for or against Proposal No. 1, you may elect to redeem your public shares and demand that RLJ convert your shares of common stock into cash equal to your pro rata share of the aggregate amount on deposit in the trust account holding the proceeds of RLJ’s initial public offering by marking the “Exercise Redemption Rights” box below. If you exercise your redemption rights, then you will be exchanging your shares of RLJ common stock for cash and you will no longer own those shares. You will only be entitled to receive cash for those shares if the merger is completed and you continue to hold these shares through the effective time thereof, and you tender your stock certificate in accordance with the delivery requirements discussed in the definitive joint proxy statement/prospectus under the heading “QUESTIONS AND ANSWERS — How do I exercise my redemption rights.”

If you are an initial shareholder, you have no right to redeem your founder or any public shares you hold in connection with the consummation of the business combination.

You, together with any of your affiliates or any other person with whom you are acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), may not redeem more than an aggregate of 15% of the shares sold in RLJ’s initial public offering.

RLJ warrantholders have no redemption rights. Upon completion of the RLJ merger, all of the Warrants to purchase RLJ common stock will represent the right to purchase an equal number of shares of New RLJ common stock on the same terms and conditions as the original Warrants to purchase RLJ common stock.

I HEREBY EXERCISE MY REDEMPTION RIGHTS ☐

2.	To approve and adopt the 2012 Incentive Compensation Plan of RLJ Entertainment Inc.

☐ FOR	☐ AGAINST	☐ ABSTAIN
3.	To adjourn the RLJ special meeting, if necessary, to permit further solicitation of proxies because there are not sufficient proxies at the RLJ special meeting to vote in favor of the approval and adoption of the Image merger agreement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING OF STOCKHOLDERS AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF.

To change the address on your account, please check the box and indicate your new address in the address space provided below ☐

Stockholder’s Signature

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

ANNEX H

IMAGE ENTERTAINMENT, INC.
SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [•  ], 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
IMAGE ENTERTAINMENT, INC.

PROXY

The undersigned shareholder of Image Entertainment, Inc., a Delaware corporation (“Image”), having read the notice of special meeting of shareholders and the definitive joint proxy statement/prospectus, receipt of which are hereby acknowledged, revoking all prior proxies, hereby appoints Theodore S. Green and John P. Avagliano, or either of them, with the full power and authority to act as proxy of the undersigned and with full power of substitution, to vote all shares of common stock which the undersigned may be entitled to vote at the special meeting of shareholders of Image to be held on [•  ], 2012 at [•  ] a.m., Pacific time, at [•  ], and at any adjournments or postponements thereof, on the matters set forth in this proxy and described in the definitive joint proxy statement/prospectus, and in their discretion with respect to such other matters as may be properly brought before the meeting or any adjournments or postponements thereof.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD IN THE ENVELOPE ENCLOSED. THIS PROXY CARD WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 3 AND 4. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

H-1

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☑

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3 AND 4.

1.	To approve and adopt the agreement and plan of merger by and between Image and RLJ Acquisition, Inc., dated as of April 2, 2012 (the “Image merger agreement”).

☐ FOR	☐ AGAINST	☐ ABSTAIN
2.	To approve and adopt the 2012 Incentive Compensation Plan of RLJ Entertainment, Inc.

☐ FOR	☐ AGAINST	☐ ABSTAIN
3.	To adjourn the Image special meeting, if necessary, to permit further solicitation of proxies because there are not sufficient proxies at the Image special meeting to vote in favor of the approval and adoption of the Image merger agreement.

☐ FOR	☐ AGAINST	☐ ABSTAIN
4.	To approve on a non-binding, advisory basis, the merger-related compensation arrangements of Image’s named executives officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED AND EMPOWERED TO VOTE UPON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING OF STOCKHOLDERS AND ALL CONTINUATIONS, ADJOURNMENTS OR POSTPONEMENTS THEREOF.

To change the address on your account, please check the box and indicate your new address in the address space provided below ☐

Sockholder’s Signature

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

H-2

ANNEX I

Excerpt of the General Corporation Law of the State of Delaware on Appraisal Rights

§ 262. Appraisal rights.

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX J

CALIFORNIA GENERAL CORPORATION LAW CHAPTER 13 — DISSENTERS’ RIGHTS

§1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

(a)  If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b)  As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1)  Which were not immediately prior to the reorganization or short-form merger listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2)  Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3)  Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4)  Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c)  As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

§ 1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

(a)  If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b)  Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c)  The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§ 1302. Submission of share certificates for endorsement; uncertificated securities

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§ 1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

(a)  If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b)  Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§ 1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

(a)  If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b)  Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c)  On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

§ 1305. Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs

(a)  If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b)  If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c)  Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d)  Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e)  The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§ 1306. Prevention of immediate payment; status as creditors; interest

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

§ 1307. Dividends on dissenting shares

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

§ 1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

§ 1309. Termination of dissenting share and shareholder status

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a)  The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b)  The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c)  The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d)  The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

§ 1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders’ approval

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§ 1311. Exempt shares

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

§ 1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions

(a)  o shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b)  If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c)  If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

§ 1313. Conversions deemed to constitute a reorganization; application of chapter

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

ANNEX K

Excerpt of the Nevada Revised Statutes on Dissenters’ Rights

RIGHTS OF DISSENTING OWNERS

NRS 92A.300 Definitions.  As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

(Added to NRS by 1995, 2086)

NRS 92A.305 “Beneficial stockholder” defined.   “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

(Added to NRS by 1995, 2087)

NRS 92A.310 “Corporate action” defined.   “Corporate action” means the action of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.315 “Dissenter” defined.   “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

(Added to NRS by 1995, 2087; A 1999, 1631)

NRS 92A.320 “Fair value” defined.   “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1.  Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2.  Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3.  Without discounting for lack of marketability or minority status.

(Added to NRS by 1995, 2087; A 2009, 1720)

NRS 92A.325 “Stockholder” defined.   “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.330 “Stockholder of record” defined.   “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.335 “Subject corporation” defined.   “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

(Added to NRS by 1995, 2087)

NRS 92A.340 Computation of interest.   Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

(Added to NRS by 1995, 2087; A 2009, 1721)

NRS 92A.350 Rights of dissenting partner of domestic limited partnership.   A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.360 Rights of dissenting member of domestic limited-liability company.   The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1.  Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2.  Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

(Added to NRS by 1995, 2088)

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1.  Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b)  Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c)  Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d)  Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e)  Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f)  Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of a fraction of a share except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.

2.  A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3.  Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.

(Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204; 2007, 2438; 2009, 1721; 2011, 2814)

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1.  There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series which is:

(a)  A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b)  Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c)  Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value,

|Zh unless the articles of incorporation of the corporation issuing the class or series provide otherwise.

2.  The applicability of subsection 1 must be determined as of:

(a)  The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or

(b)  The day before the effective date of such corporate action if there is no meeting of stockholders.

3.  Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter’s rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4.  There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5.  There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

(Added to NRS by 1995, 2088; A 2009, 1722)

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1.  A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2.  A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a)  Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b)  Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

(Added to NRS by 1995, 2089; A 2009, 1723)

NRS 92A.410 Notification of stockholders regarding right of dissent.

1.  If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those record stockholders entitled to exercise dissenter’s rights.

2.  If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

(Added to NRS by 1995, 2089; A 1997, 730; 2009, 1723)

NRS 92A.420 Prerequisites to demand for payment for shares.

1.  If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a)  Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

(b)  Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2.  If a proposed corporate action creating dissenters’ rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters’ rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3.  A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2089; A 1999, 1631; 2005, 2204; 2009, 1723)

NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1.  The subject corporation shall deliver a written dissenter’s notice to all stockholders entitled to assert dissenters’ rights.

2.  The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a)  State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b)  Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c)  Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)  Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e)  Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 1995, 2089; A 2005, 2205; 2009, 1724)

NRS 92A.440 Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1.  A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a)  Demand payment;

(b)  Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c)  Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2.  If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3.  Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4.  A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5.  The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189; 2009, 1724)

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

(Added to NRS by 1995, 2090; A 2009, 1725)

NRS 92A.460 Payment for shares: General requirements.

1.  Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a)  Of the county where the subject corporation’s principal office is located;

(b)  If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c)  At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

|Zh The court shall dispose of the complaint promptly.

2.  The payment must be accompanied by:

(a)  The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b)  A statement of the subject corporation’s estimate of the fair value of the shares; and

(c)  A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

(Added to NRS by 1995, 2090; A 2007, 2704; 2009, 1725)

NRS 92A.470 Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

1.  A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2.  To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment, the subject corporation shall notify the dissenters described in subsection 1:

(a)  Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b)  Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c)  That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d)  That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e)  That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3.  Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4.  Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

(Added to NRS by 1995, 2091; A 2009, 1725)

NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1.  A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2.  A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

(Added to NRS by 1995, 2091; A 2009, 1726)

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1.  If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2.  A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3.  The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.  The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.  Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a)  For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b)  For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

(Added to NRS by 1995, 2091; A 2007, 2705; 2009, 1727; 2011, 2815)

NRS 92A.500 Assessment of costs and fees in certain legal proceedings.

1.  The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.  The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a)  Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b)  Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.  If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.  In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.  To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6.  This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

(Added to NRS by 1995, 2092; A 2009, 1727)

ANNEX L

RLJ ENTERTAINMENT, INC.
2012 INCENTIVE COMPENSATION PLAN

RLJ ENTERTAINMENT, INC.
2012 INCENTIVE COMPENSATION PLAN

RLJ ENTERTAINMENT, INC.
2012 INCENTIVE COMPENSATION PLAN

1. Purpose.  The purpose of this RLJ ENTERTAINMENT, INC. 2012 INCENTIVE COMPENSATION PLAN (the “Plan”) is to assist RLJ Entertainment, Inc., a Nevada corporation (the “Company”) and its Related Entities (as hereinafter defined) in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its Related Entities by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company’s shareholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of shareholder value.

2. Definitions.  For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof and elsewhere herein.

(a) “Award” means any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Share granted as a bonus or in lieu of another Award, Dividend Equivalent, Other Stock-Based Award or Performance Award, together with any other right or interest, granted to a Participant under the Plan.

(b) “Award Agreement” means any written agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder.

(c) “Beneficiary” means the person, persons, trust or trusts that have been designated by a Participant in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under the Plan upon such Participant’s death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof. If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(d) “Beneficial Owner” and “Beneficial Ownership” shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act and any successor to such rule.

(e) “Board” means the Company’s Board of Directors.

(f) “Cause” shall, with respect to any Participant, have the meaning specified in the Award Agreement. In the absence of any definition in the Award Agreement, “Cause” shall have the equivalent meaning or the same meaning as “cause” or “for cause” set forth in any employment, consulting, or other agreement for the performance of services between the Participant and the Company or a Related Entity or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the failure by the Participant to perform, in a reasonable manner, his or her duties as assigned by the Company or a Related Entity, (ii) any violation or breach by the Participant of his or her employment, consulting or other similar agreement with the Company or a Related Entity, if any, (iii) any violation or breach by the Participant of any non-competition, non-solicitation, non-disclosure and/or other similar agreement with the Company or a Related Entity, (iv) any act by the Participant of dishonesty or bad faith with respect to the Company or a Related Entity, (v) use of alcohol, drugs or other similar substances in a manner that adversely affects the Participant’s work performance, or (vi) the commission by the Participant of any act, misdemeanor, or crime reflecting unfavorably upon the Participant or the Company or any Related Entity. The good faith determination by the Committee of whether the Participant’s Continuous Service was terminated by the Company for “Cause” shall be final and binding for all purposes hereunder.

(g) “Change in Control” means a Change in Control as defined in Section 9(b) of the Plan.

(h) “Code” means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(i) “Committee” means a committee designated by the Board to administer the Plan; provided, however, that if the Board fails to designate a committee or if there are no longer any members on the

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committee so designated by the Board, or for any other reason determined by the Board, then the Board shall serve as the Committee. While it is intended that the Committee shall consist of at least two directors, each of whom shall be (i) a “non-employee director” within the meaning of Rule 16b-3 (or any successor rule) under the Exchange Act, unless administration of the Plan by “non-employee directors” is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan, (ii) an “outside director” within the meaning of Section 162(m) of the Code, and (iii) “Independent”, the failure of the Committee to be so comprised shall not invalidate any Award that otherwise satisfies the terms of the Plan.

(j) “Consultant” means any Person (other than an Employee or a Director, solely with respect to rendering services in such Person’s capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(k) “Continuous Service” means the uninterrupted provision of services to the Company or any Related Entity in any capacity of Employee, Director, Consultant or other service provider. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entities, or any successor entities, in any capacity of Employee, Director, Consultant or other service provider, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director, Consultant or other service provider (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(l) “Covered Employee” means the Person who, as of the end of the taxable year, either is the principal executive officer of the Company or is serving as the acting principal executive officer of the Company, and each other Person whose compensation is required to be disclosed in the Company’s filings with the Securities and Exchange Commission by reason of that person being among the three highest compensated officers of the Company (other than the principal financial officer of the Company or person serving as the acting principal financial officer of the Company) as of the end of a taxable year, or such other person as shall be considered a “covered employee” for purposes of Section 162(m) of the Code.

(m) “Director” means a member of the Board or the board of directors of any Related Entity.

(n) “Disability” means a permanent and total disability (within the meaning of Section 22(e) of the Code), as determined by a medical doctor satisfactory to the Committee.

(o) “Dividend Equivalent” means a right, granted to a Participant under Section 6(g) hereof, to receive cash, Shares, other Awards or other property equal in value to regular dividends paid with respect to a specified number of Shares, or other periodic payments.

(p) “Effective Date” means the effective date of the Plan, which shall be the Closing Date, as that term is defined in that certain Stock Purchase Agreement, dated as of April 2, 2012, by and among the Company, RLJ Acquisition, Inc., Acorn Media Group, Inc., the shareholders of Acorn Media Group, Inc. and Peter Edwards, as the Shareholder Representative.

(q) “Eligible Person” means each officer, Director, Employee, Consultant and other person who provides services to the Company or any Related Entity. The foregoing notwithstanding, only Employees of the Company, or any parent corporation or subsidiary corporation of the Company (as those terms are defined in Sections 424(e) and (f) of the Code, respectively), shall be Eligible Persons for purposes of receiving any Incentive Stock Options. An Employee on leave of absence may, in the discretion of the Committee, be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

(r) “Employee” means any person, including an officer or Director, who is an employee of the Company or any Related Entity. The payment of a Director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company or any Related Entity.

(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

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(t) “Fair Market Value” means the fair market value of Shares, Awards or other property as determined by the Committee, or under procedures established by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of a Share as of any given date shall be the closing sale price per Share reported on a consolidated basis for stock listed on the principal stock exchange or market on which Shares are traded on the date as of which such value is being determined (or as of such later measurement date as determined by the Committee on the date the Award is authorized by the Committee), or, if there is no sale on that date, then on the last previous day on which a sale was reported.

(u) “Good Reason” shall, with respect to any Participant, have the meaning specified in the Award Agreement. In the absence of any definition in the Award Agreement, “Good Reason” shall have the equivalent meaning or the same meaning as “good reason” or “for good reason” set forth in any employment, consulting or other agreement for the performance of services between the Participant and the Company or a Related Entity or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the assignment to the Participant of any duties inconsistent in any material respect with the Participant’s duties or responsibilities as assigned by the Company or a Related Entity, or any other action by the Company or a Related Entity which results in a material diminution in such duties or responsibilities, excluding for this purpose an action which is remedied by the Company or a Related Entity promptly after receipt of notice thereof given by the Participant; or (ii) any material failure by the Company or a Related Entity to comply with its obligations to the Participant as agreed upon, other than a failure which is remedied by the Company or a Related Entity promptly after receipt of notice thereof given by the Participant.

(v) “Incentive Stock Option” means any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(w) “Incumbent Board” means the Incumbent Board as defined in Section 9(b)(ii) hereof.

(x) “Independent”, when referring to either the Board or members of the Committee, shall have the same meaning as used in the rules of the Listing Market.

(y) “Listing Market” means the New York Stock Exchange or any other national securities exchange on which any securities of the Company are listed for trading, and if not listed for trading, by the rules of the Nasdaq Market.

(z) “Option” means a right granted to a Participant under Section 6(b) hereof, to purchase Shares or other Awards at a specified price during specified time periods.

(aa) “Optionee” means a person to whom an Option is granted under this Plan or any person who succeeds to the rights of such person under this Plan.

(bb) “Other Stock-Based Award” means an Award granted to a Participant under Section 6(i) hereof.

(cc) “Participant” means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(dd) “Performance Award” means any Award of Performance Shares or Performance Units granted pursuant to Section 6(h) hereof.

(ee) “Performance Period” means that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

(ff) “Performance Share” means any grant pursuant to Section 6(h) hereof of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

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(gg) “Performance Unit” means any grant pursuant to Section 6(h) hereof of a unit valued by reference to a designated amount of property (including cash) other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(hh) “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a “group” as defined in Section 13(d) thereof.

(ii) “Related Entity” means any Subsidiary, and any business, corporation, partnership, limited liability company or other entity designated by the Board, in which the Company or a Subsidiary holds a substantial ownership interest, directly or indirectly.

(jj) “Restricted Stock” means any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share for such period of time, and with such risks of forfeiture and other restrictions, as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(kk) “Restricted Stock Award” means an Award granted to a Participant under Section 6(d) hereof.

(ll) “Restricted Stock Unit” means a right to receive Shares, including Restricted Stock, cash measured based upon the value of Shares or a combination thereof, at the end of a specified deferral period.

(mm) “Restricted Stock Unit Award” means an Award of Restricted Stock Unit granted to a Participant under Section 6(e) hereof.

(nn) “Restriction Period” means the period of time specified by the Committee that Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose.

(oo) “Rule 16b-3” means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(pp) “Shareholder Approval Date” means the date on which this Plan is approved by shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements Sections 162(m) and 422 of the Code, Rule 16b-3 (if applicable), and the applicable requirements under the rules of the Listing Market.

(qq) “Shares” means the shares of common stock of the Company, par value $0.001 per share, and such other securities as may be substituted (or resubstituted) for Shares pursuant to Section 10(c) hereof.

(rr) “Stock Appreciation Right” means a right granted to a Participant under Section 6(c) hereof.

(ss) “Subsidiary” means any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% or more of the assets on liquidation or dissolution.

(tt) “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future Awards, by a company (i) acquired by the Company or any Related Entity, (ii) which becomes a Related Entity after the date hereof, or (iii) with which the Company or any Related Entity combines.

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3. Administration.

(a) Authority of the Committee.  The Plan shall be administered by the Committee, except to the extent (and subject to the limitations imposed by Section 3(b) hereof) the Board elects to administer the Plan, in which case the Plan shall be administered by only those members of the Board who are Independent members of the Board, in which case references herein to the “Committee” shall be deemed to include references to the Independent members of the Board. The Committee shall have full and final authority, subject to and consistent with the provisions of the Plan, to select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein, and to make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. In exercising any discretion granted to the Committee under the Plan or pursuant to any Award, the Committee shall not be required to follow past practices, act in a manner consistent with past practices, or treat any Eligible Person or Participant in a manner consistent with the treatment of any other Eligible Persons or Participants.

(b) Manner of Exercise of Committee Authority.  The Committee, and not the Board, shall exercise sole and exclusive discretion (i) with respect to any Award to a Participant then subject to Section 16 of the Exchange Act with respect to the Company in order to exempt such Award (and certain related transactions thereunder) under Rule 16b-3 under the Exchange Act, (ii) with respect to any Award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, to the extent necessary in order for such Award to so qualify; and (iii) with respect to any Award to an Independent Director. Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Related Entities, Eligible Persons, Participants, Beneficiaries, transferees under Section 10(b) hereof or other persons claiming rights from or through a Participant, and shareholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers or managers of the Company or any Related Entity, or committees thereof, the authority, to the extent consistent with applicable law and subject to such terms and limitations as the Committee shall determine, to perform such functions, including administrative functions as the Committee may determine to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company and will not cause Awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code to fail to so qualify. The Committee may appoint agents to assist it in administering the Plan.

(c) Limitation of Liability.  The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or Employee, the Company’s independent auditors, Consultants or any other agents assisting in the administration of the Plan. Members of the Committee and the Board, and any officer or Employee acting at the direction or on behalf of the Committee or the Board, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4. Shares Subject to Plan.

(a) Limitation on Overall Number of Shares Available for Delivery Under Plan.  Subject to adjustment as provided in Section 10(c) hereof, the total number of Shares reserved and available for delivery under the Plan shall be [        ]. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

(b) Application of Limitation to Grants of Awards.  No Award may be granted if the number of Shares to be delivered in connection with such an Award exceeds the number of Shares remaining available for delivery under the Plan, minus the number of Shares deliverable in settlement of or relating

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to then outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or Substitute Awards) and make adjustments if the number of Shares actually delivered differs from the number of Shares previously counted in connection with an Award.

(c) Availability of Shares Not Delivered under Awards and Adjustments to Limits.

(i) If any Awards are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares to which those Awards were subject, shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for delivery with respect to Awards under the Plan, subject to Section 4(c)(iv) below.

(ii) In the event that any Option or other Award granted hereunder is exercised through the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, or withholding tax liabilities arising from such Option or other Award are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, then only the number of Shares issued net of the Shares tendered or withheld shall be counted for purposes ofdetermining the maximum number of Shares available for grant under the Plan.

(iii) Substitute Awards shall not reduce the Shares authorized for delivery under the Plan or authorized for delivery to a Participant in any period. Additionally, in the event that a company acquired by the Company or any Related Entity or with which the Company or any Related Entity combines has shares available under a pre-existing plan approved by its shareholders, the shares available for delivery pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for delivery under the Plan if and to the extent that the use of such Shares would not require approval of the Company’s shareholders under the rules of the Listing Market.

(iv) Any Share that again becomes available for delivery pursuant to this Section 4(c) shall be added back as one (1) Share.

(v) Notwithstanding anything in this Section 4(c) to the contrary but subject to adjustment as provided in Section 10(c) hereof, the maximum aggregate number of Shares that may be delivered under the Plan as a result of the exercise of the Incentive Stock Options shall be [        ] Shares.

5. Eligibility; Per-Person Award Limitations.  Awards may be granted under the Plan only to Eligible Persons. Subject to adjustment as provided in Section 10(c), in any fiscal year of the Company during any part of which the Plan is in effect, no Participant may be granted (i) Options or Stock Appreciation Rights with respect to more than [      ] Shares or (ii) Restricted Stock, Restricted Stock Units, Performance Shares and/or Other Stock-Based Awards with respect to more than [      ] Shares. In addition, the maximum dollar value payable to any one Participant with respect to Performance Units is (x) $[    ] with respect to any 12 month Performance Period, and (y) with respect to any Performance Period that is more than 12 months, $[    ] multiplied by the number of full 12 months periods that are in the Performance Period.

6. Specific Terms of Awards.

(a) General.  Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of the Participant’s Continuous Service and terms permitting a Participant to make elections relating to his or her Award. Except as otherwise expressly provided herein, the

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Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan. Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of Nevada law, no consideration other than services may be required for the grant (as opposed to the exercise) of any Award.

(b) Options.  The Committee is authorized to grant Options to any Eligible Person on the following terms and conditions:

(i) Exercise Price.  Other than in connection with Substitute Awards, the exercise price per Share purchasable under an Option shall be determined by the Committee, provided that such exercise price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of the Option and shall not, in any event, be less than the par value of a Share on the date of grant of the Option. If an Employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and an Incentive Stock Option is granted to such Employee, the exercise price of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no less than 110% of the Fair Market Value of a Share on the date such Incentive Stock Option is granted.

(ii) Time and Method of Exercise.  The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Options shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the methods by which the exercise price may be paid or deemed to be paid (including in the discretion of the Committee a cashless exercise procedure), the form of such payment, including, without limitation, cash, Shares (including without limitation the withholding of Shares otherwise deliverable pursuant to the Award), other Awards or awards granted under other plans of the Company or a Related Entity, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis provided that such deferred payments are not in violation of Section 13(k) of the Exchange Act, or any rule or regulation adopted thereunder or any other applicable law), and the methods by or forms in which Shares will be delivered or deemed to be delivered to Participants.

(iii) Incentive Stock Options.  The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options (including any Stock Appreciation Right issued in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has first requested, or consents to, the change that will result in such disqualification. Thus, if and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

(A) the Option shall not be exercisable for more than ten years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five years from the date of grant; and

(B) The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company (and any parent corporation or subsidiary

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corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) that become exercisable for the first time by the Participant during any calendar year shall not (to the extent required by the Code at the time of the grant) exceed $100,000.

(c) Stock Appreciation Rights.  The Committee may grant Stock Appreciation Rights to any Eligible Person in conjunction with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option (a “Tandem Stock Appreciation Right”), or without regard to any Option (a “Freestanding Stock Appreciation Right”), in each case upon such terms and conditions as the Committee may establish in its sole discretion, not inconsistent with the provisions of the Plan, including the following:

(i) Right to Payment.  A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one Share on the date of exercise over (B) the grant price of the Stock Appreciation Right as determined by the Committee. The grant price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of a Share on the date of grant, in the case of a Freestanding Stock Appreciation Right, or less than the associated Option exercise price, in the case of a Tandem Stock Appreciation Right.

(ii) Other Terms.  The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Stock Appreciation Rights shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Shares will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award, and any other terms and conditions of any Stock Appreciation Right.

(iii) Tandem Stock Appreciation Rights.  Any Tandem Stock Appreciation Right may be granted at the same time as the related Option is granted or, for Options that are not Incentive Stock Options, at any time thereafter before exercise or expiration of such Option. Any Tandem Stock Appreciation Right related to an Option may be exercised only when the related Option would be exercisable and the Fair Market Value of the Shares subject to the related Option exceeds the exercise price at which Shares can be acquired pursuant to the Option. In addition, if a Tandem Stock Appreciation Right exists with respect to less than the full number of Shares covered by a related Option, then an exercise or termination of such Option shall not reduce the number of Shares to which the Tandem Stock Appreciation Right applies until the number of Shares then exercisable under such Option equals the number of Shares to which the Tandem Stock Appreciation Right applies. Any Option related to a Tandem Stock Appreciation Right shall no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised, and any Tandem Stock Appreciation Right shall no longer be exercisable to the extent the related Option has been exercised.

(d) Restricted Stock Awards.  The Committee is authorized to grant Restricted Stock Awards to any Eligible Person on the following terms and conditions:

(i) Grant and Restrictions.  Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, or as otherwise provided in this Plan during the Restricted Period. The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to a Restricted Stock Award, a Participant granted Restricted Stock shall have all of the rights of a shareholder, including

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the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). During the period that the Restriction Stock Award is subject to a risk of forfeiture, subject to Section 10(b) below and except as otherwise provided in the Award Agreement, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.

(ii) Forfeiture.  Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable Restriction Period, the Participant’s Restricted Stock that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited and reacquired by the Company; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to Restricted Stock Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii) Certificates for Stock.  Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) Dividends and Splits.  As a condition to the grant of a Restricted Stock Award, the Committee may require or permit a Participant to elect that any cash dividends paid on a Share of Restricted Stock be automatically reinvested in additional Shares of Restricted Stock or applied to the purchase of additional Awards under the Plan. Unless otherwise determined by the Committee, Shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Shares or other property have been distributed.

(e) Restricted Stock Unit Award.  The Committee is authorized to grant Restricted Stock Unit Awards to any Eligible Person on the following terms and conditions:

(i) Award and Restrictions.  Satisfaction of a Restricted Stock Unit Award shall occur upon expiration of the deferral period specified for such Restricted Stock Unit Award by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, a Restricted Stock Unit Award shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. A Restricted Stock Unit Award may be satisfied by delivery of Shares, cash equal to the Fair Market Value of the specified number of Shares covered by the Restricted Stock Unit, or a combination thereof, as determined by the Committee at the date of grant or thereafter. Prior to satisfaction of a Restricted Stock Unit Award, a Restricted Stock Unit Award carries no voting or dividend or other rights associated with Share ownership.

(ii) Forfeiture.  Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Stock Unit Award), the Participant’s Restricted Stock Unit Award that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to a Restricted Stock Unit Award shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of any Restricted Stock Unit Award.

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(iii) Dividend Equivalents.  Unless otherwise determined by the Committee at the date of grant, any Dividend Equivalents that are granted with respect to any Restricted Stock Unit Award shall be either (A) paid with respect to such Restricted Stock Unit Award at the dividend payment date in cash or in Shares of unrestricted stock having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Restricted Stock Unit Award and the amount or value thereof automatically deemed reinvested in additional Restricted Stock Units, other Awards or other investment vehicles, as the Committee shall determine or permit the Participant to elect. The applicable Award Agreement shall specify whether any Dividend Equivalents shall be paid at the dividend payment date, deferred or deferred at the election of the Participant. If the Participant may elect to defer the Dividend Equivalents, such election shall be made within 30 days after the grant date of the Restricted Stock Unit Award, but in no event later than 12 months before the first date on which any portion of such Restricted Stock Unit Award vests (or at such other times prescribed by the Committee as shall not result in a violation of Section 409A of the Code).

(f) Bonus Stock and Awards in Lieu of Obligations.  The Committee is authorized to grant Shares to any Eligible Persons as a bonus, or to grant Shares or other Awards in lieu of obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Eligible Persons subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Shares or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Shares or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee.

(g) Dividend Equivalents.  The Committee is authorized to grant Dividend Equivalents to any Eligible Person entitling the Eligible Person to receive cash, Shares, other Awards, or other property equal in value to the regular dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify. Any such determination by the Committee shall be made at the grant date of the applicable Award.

(h) Performance Awards.  The Committee is authorized to grant Performance Awards to any Eligible Person payable in cash, Shares, or other Awards, on terms and conditions established by the Committee, subject to the provisions of Section 8 if and to the extent that the Committee shall, in its sole discretion, determine that an Award shall be subject to those provisions. The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award; provided, however, that a Performance Period shall not be shorter than 12 months nor longer than five years. Except as provided in Section 9 or as may be provided in an Award Agreement, amounts payable under Performance Awards will be distributed only after the end of the relevant Performance Period. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 8(b), or in the case of an Award that the Committee determines shall not be subject to Section 8 hereof, any other criteria that the Committee, in its sole discretion, shall determine should be used for that purpose. The amount of the Performance Award to be distributed shall be conclusively determined by the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis in a manner that does not violate the requirements of Section 409A of the Code.

(i) Other Stock-Based Awards.  The Committee is authorized, subject to limitations under applicable law, to grant to any Eligible Person such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan. Other Stock-Based Awards may be granted to Participants either alone or in addition to other Awards granted under the Plan, and such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted

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under the Plan. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(i) shall be purchased for such consideration, (including without limitation loans from the Company or a Related Entity provided that such loans are not in violation of Section 13(k) of the Exchange Act, or any rule or regulation adopted thereunder or any other applicable law) paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards or other property, as the Committee shall determine.

7. Certain Provisions Applicable to Awards.

(a) Stand-Alone, Additional, Tandem, and Substitute Awards.  Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Related Entity, or any business entity to be acquired by the Company or a Related Entity, or any other right of a Participant to receive payment from the Company or any Related Entity. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Related Entity, in which the value of Shares subject to the Award is equivalent in value to the cash compensation (for example, Restricted Stock or Restricted Stock Units), or in which the exercise price, grant price or purchase price of the Award in the nature of a right that may be exercised is equal to the Fair Market Value of the underlying Shares minus the value of the cash compensation surrendered (for example, Options or Stock Appreciation Right granted with an exercise price or grant price “discounted” by the amount of the cash compensation surrendered), provided that any such determination to grant an Award in lieu of cash compensation must be made in a manner intended to comply with Section 409A of the Code and shall not be intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

(b) Term of Awards.  The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten years (or in the case of an Incentive Stock Option such shorter term as may be required under Section 422 of the Code).

(c) Form and Timing of Payment Under Awards; Deferrals.  Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Shares, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis, provided that any determination to pay in installments or on a deferred basis shall be made by the Committee at the date of grant. Any installment or deferral provided for in the preceding sentence shall, however, be subject to the Company’s compliance with applicable law and all applicable rules of the Listing Market, and in a manner intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code. Subject to Section 7(e) hereof, the settlement of any Award may be accelerated, and cash paid in lieu of Shares in connection with such settlement, in the sole discretion of the Committee or upon occurrence of one or more specified events (in addition to a Change in Control). Any such settlement shall be at a value determined by the Committee in its sole discretion, which, without limitation, may in the case of an Option or Stock Appreciation Right be limited to the amount if any by which the Fair Market Value of a Share on the settlement date exceeds the exercise or grant price. Installment or deferred payments may be required by the Committee (subject to Section 7(e) of the Plan, including the consent provisions thereof in the case of any deferral of an outstanding Award not provided for in the original Award Agreement) or permitted at the election of the Participant on terms and conditions established by the Committee, all in a manner that is intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code. The Committee may, without limitation, make provision for

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the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Shares.

(d) Exemptions from Section 16(b) Liability.  It is the intent of the Company that the grant of any Awards (and certain related transactions thereunder) to a Participant who is subject to Section 16 of the Exchange Act shall be exempt from Section 16 pursuant to an applicable exemption if and to the extent permitted by Section 16 of the Exchange Act. Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

(e) Code Section 409A.

(i) The Award Agreement for any Award that the Committee reasonably determines to constitute a Section 409A Plan, as defined in Section 7(e)(ii) hereof, and the provisions of the Plan applicable to that Award, shall be construed in a manner consistent with the applicable requirements of Section 409A of the Code, and the Committee, in its sole discretion and without the consent of any Participant, may amend any Award Agreement (and the provisions of the Plan applicable thereto) if and to the extent that the Committee determines that such amendment is necessary or appropriate to comply with the requirements of Section 409A of the Code.

(ii) If any Award constitutes a “nonqualified deferred compensation plan” under Section 409A of the Code (a “Section 409A Plan”), then the Award shall be subject to the following additional requirements, if and to the extent required to comply with Section 409A of the Code:

(A) Payments under the Section 409A Plan may be made only upon (u) the Participant’s “separation from service”, (v) the date the Participant becomes “disabled”, (w) the Participant’s death, (x) a “specified time (or pursuant to a fixed schedule)” specified in the Award Agreement at the date of the deferral of such compensation, (y) a “change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets” of the Company, or (z) the occurrence of an “unforeseeble emergency”;

(B) The time or schedule for any payment of the deferred compensation may not be accelerated, except to the extent provided in applicable Treasury Regulations or other applicable guidance issued by the Internal Revenue Service;

(C) Any elections with respect to the deferral of such compensation or the time and form of distribution of such deferred compensation shall comply with the requirements of Section 409A(a)(4) of the Code; and

(D) In the case of any Participant who is “specified employee”, a distribution on account of a “separation from service” may not be made before the date which is six months after the date of the Participant’s “separation from service” (or, if earlier, the date of the Participant’s death).

For purposes of the foregoing, the terms in quotations shall have the same meanings as those terms have for purposes of Section 409A of the Code, and the limitations set forth herein shall be applied in such manner (and only to the extent) as shall be necessary to comply with any requirements of Section 409A of the Code that are applicable to the Award.

(iii) Notwithstanding the foregoing, or any provision of this Plan or any Award Agreement, the Company does not make any representation to any Participant or Beneficiary that any Awards made pursuant to this Plan are exempt from, or satisfy, the requirements of, Section 409A, and the Company shall have no liability or other obligation to indemnify or hold harmless the Participant or any Beneficiary for any tax, additional tax, interest or penalties that the Participant or any Beneficiary may incur in the event that any provision of this Plan, or any Award Agreement, or any amendment or modification thereof, or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A.

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8. Code Section 162(m) Provisions.

(a) Covered Employees.   Unless otherwise specified by the Committee, the provisions of this Section 8 shall be applicable to any Performance Award granted to an Eligible Person who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee.

(b) Performance Criteria.  If a Performance Award is subject to this Section 8, then the payment or distribution thereof or the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be contingent upon achievement of one or more objective performance goals. Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder including the requirement that the outcome or outcomes under the level or levels of performance targeted by the Committee for the achievement of performance goals be “substantially uncertain.” One or more of the following business criteria for the Company, on a consolidated basis, and/or for Related Entities, or for business or geographical units of the Company and/or a Related Entity (except with respect to the total shareholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Awards: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Company; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total shareholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and/or (18) the Fair Market Value of a Share. Any of the above goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to the Company. In determining the achievement of the performance goals, unless otherwise specified by the Committee at the time the performance goals are set, the Committee shall exclude the impact of any (i) restructurings, discontinued operations, extraordinary items (as defined pursuant to generally accepted accounting principles), and other unusual or non-recurring charges, (ii) event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management, (iii) change in accounting standards required by generally accepted accounting principles; or (iv) such other exclusions or adjustments as the Committee specifies at the time the Award is granted.

(c) Performance Period; Timing For Establishing Performance Goals.  Achievement of performance goals in respect of Performance Awards shall be measured over a Performance Period no shorter than 12 months and no longer than five years, as specified by the Committee. Performance goals shall be established not later than 90 days after the beginning of any Performance Period applicable to such Performance Awards, or at such other date as may be required or permitted for “performance-based compensation” under Section 162(m) of the Code.

(d) Adjustments.  The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with Awards subject to this Section 8, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of an Award subject to this Section 8. The Committee shall specify the circumstances in which such Awards shall be paid or forfeited in the event of termination of Continuous Service by the Participant prior to the end of a Performance Period or settlement of Awards.

(e) Committee Certification.  No Participant shall receive any payment under the Plan that is subject to this Section 8 unless the Committee has certified, by resolution or other appropriate action in

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writing, that the performance criteria and any other material terms previously established by the Committee or set forth in the Plan, have been satisfied to the extent necessary to qualify as “performance-based compensation” under Section 162(m) of the Code.

9. Change in Control.

(a) Effect of “Change in Control.”  If and only to the extent provided in any employment or other agreement between the Participant and the Company or any Related Entity, or in any Award Agreement, or to the extent otherwise determined by the Committee in its sole discretion and without any requirement that each Participant be treated consistently, upon the occurrence of a “Change in Control,” as defined in Section 9(b):

(i) Any Option or Stock Appreciation Right that was not previously vested and exercisable as of the time of the Change in Control, shall become immediately vested and exercisable, subject to applicable restrictions set forth in Section 10(a) hereof.

(ii) Any restrictions, deferral of settlement, and forfeiture conditions applicable to a Restricted Stock Award, Restricted Stock Unit Award or an Other Stock-Based Award subject only to future service requirements granted under the Plan shall lapse and such Awards shall be deemed fully vested as of the time of the Change in Control, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 10(a) hereof.

(iii) With respect to any outstanding Award subject to achievement of performance goals and conditions under the Plan, the Committee may, in its discretion, deem such performance goals and conditions as having been met as of the date of the Change in Control.

(b) Definition of “Change in Control”.  Unless otherwise specified in any employment or other agreement between the Participant and the Company or any Related Entity, or in an Award Agreement, a “Change in Control” shall mean the occurrence of any of the following:

(i) The acquisition by any Person of Beneficial Ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of either (A) the value of then outstanding equity securities of the Company (the “Outstanding Company Stock”) or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities) (the foregoing Beneficial Ownership hereinafter being referred to as a “Controlling Interest”); provided, however, that for purposes of this Section 9(b), the following acquisitions shall not constitute or result in a Change in Control: (v) any acquisition directly from the Company; (w) any acquisition by the Company; (x) any acquisition by any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (z) any acquisition by any entity pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) below; or

(ii) During any period of two (2) consecutive years (not including any period prior to the Effective Date) individuals who constitute the Board on the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of (A) a reorganization, merger, statutory share exchange or consolidation or similar transaction involving (x) the Company or (y) any of its Subsidiaries, but in the case of this clause (y) only if equity securities of the Company are issued or issuable in connection with the

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transaction (each of the events referred to in this clause (A) being hereinafter referred to as a “Business Reorganization”), or (B) a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or equity of another entity by the Company or any of its Subsidiaries (each an “Asset Sale”), in each case, unless, following such Business Reorganization or Asset Sale, (1) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Stock and Outstanding Company Voting Securities immediately prior to such Business Reorganization or Asset Sale beneficially own, directly or indirectly, more than fifty percent (50%) of the value of the then outstanding equity securities and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or comparable governing body of an entity that does not have such a board), as the case may be, of the entity resulting from such Business Reorganization or Asset Sale (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) (the “Continuing Entity”) in substantially the same proportions as their ownership, immediately prior to such Business Reorganization or Asset Sale, of the Outstanding Company Stock and Outstanding Company Voting Securities, as the case may be (excluding any outstanding equity or voting securities of the Continuing Entity that such Beneficial Owners hold immediately following the consummation of the Business Reorganization or Asset Sale as a result of their ownership, prior to such consummation, of equity or voting securities of any company or other entity involved in or forming part of such Business Reorganization or Asset Sale other than the Company), (2) no Person (excluding any employee benefit plan (or related trust) of the Company or any Continuing Entity or any entity controlled by the Continuing Corporation or any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, fifty percent (50%) or more of the value of the then outstanding equity securities of the Continuing Entity or the combined voting power of the then outstanding voting securities of the Continuing Entity except to the extent that such ownership existed prior to the Business Reorganization or Asset Sale and (3) at least a majority of the members of the Board of Directors or other governing body of the Continuing Entity were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Reorganization or Asset Sale; or

(iv) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

10. General Provisions.

(a) Compliance With Legal and Other Requirements.  The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Shares or payment of other benefits under any Award until completion of such registration or qualification of such Shares or other required action under any federal or state law, rule or regulation, listing or other required action with respect to the Listing Market, or compliance with any other obligation of the Company, as the Committee, may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Shares or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

(b) Limits on Transferability; Beneficiaries.  No Award or other right or interest granted under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party, or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any

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terms and conditions which the Committee may impose thereon). A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c) Adjustments.

(i) Adjustments to Awards.  In the event that any extraordinary dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Shares and/or such other securities of the Company or any other issuer, then the Committee shall, in such manner as it may deem equitable, substitute, exchange or adjust any or all of (A) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares by which annual per-person Award limitations are measured under Section 4 hereof, (C) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Committee determines to be appropriate.

(ii) Adjustments in Case of Certain Transactions.  In the event of any merger, consolidation or other reorganization in which the Company does not survive, or in the event of any Change in Control, any outstanding Awards may be dealt with in accordance with any of the following approaches, without the requirement of obtaining any consent or agreement of a Participant as such, as determined by the agreement effectuating the transaction or, if and to the extent not so determined, as determined by the Committee: (a) the continuation of the outstanding Awards by the Company, if the Company is a surviving entity, (b) the assumption or substitution for, as those terms are defined below, the outstanding Awards by the surviving entity or its parent or subsidiary, (c) full exercisability or vesting and accelerated expiration of the outstanding Awards, or (d) settlement of the value of the outstanding Awards in cash or cash equivalents or other property followed by cancellation of such Awards (which value, in the case of Options or Stock Appreciation Rights, shall be measured by the amount, if any, by which the Fair Market Value of a Share exceeds the exercise or grant price of the Option or Stock Appreciation Right as of the effective date of the transaction). For the purposes of this Agreement, an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award shall be considered assumed or substituted for if following the Change in Control the Award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award immediately prior to the Change in Control, on substantially the same vesting and other terms and conditions as were applicable to the Award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change in Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company or its parent or subsidiary, the Committee may, with the consent of the successor company or its parent or subsidiary, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award, for each Share subject thereto, will be solely common stock of the successor company or its parent or subsidiary substantially equal in fair market value to the per share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. The Committee shall give written notice of any proposed transaction referred to in this Section 10(c)(ii) at a reasonable

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period of time prior to the closing date for such transaction (which notice may be given either before or after the approval of such transaction), in order that Participants may have a reasonable period of time prior to the closing date of such transaction within which to exercise any Awards that are then exercisable (including any Awards that may become exercisable upon the closing date of such transaction). A Participant may condition his exercise of any Awards upon the consummation of the transaction.

(iii) Other Adjustments.  The Committee (and the Board if and only to the extent such authority is not required to be exercised by the Committee to comply with Section 162(m) of the Code) is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards, or performance goals and conditions relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Options, Stock Appreciation Rights, Performance Awards granted pursuant to Section 8(b) hereof to Participants designated by the Committee as Covered Employees and intended to qualify as “performance-based compensation” under Section 162(m) of the Code and the regulations thereunder to otherwise fail to qualify as “performance-based compensation” under Section 162(m) of the Code and regulations thereunder. Adjustments permitted hereby may include, without limitation, increasing the exercise price of Options and Stock Appreciation Rights, increasing performance goals, or other adjustments that may be adverse to the Participant. Notwithstanding the foregoing, no adjustments may be made with respect to any Performance Awards subject to Section 8 if and to the extent that such adjustment would cause the Award to fail to qualify as “performance-based compensation” under Section 162(m) of the Code.

(d) Taxes.  The Company and any Related Entity are authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company or any Related Entity and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

(e) Changes to the Plan and Awards.  The Board may amend, alter, suspend, discontinue or terminate the Plan, or the Committee’s authority to grant Awards under the Plan, without the consent of shareholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 (if applicable) or Sections 162(m) or 422 of the Code) or the rules of the Listing Market, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to shareholders for approval; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under the terms of any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto, except as otherwise provided in the Plan; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Committee or the Board action may

17

materially and adversely affect the rights of such Participant under terms of such Award. Notwithstanding anything to the contrary, the Committee shall be authorized to amend any outstanding Option and/or Stock Appreciation Right to reduce the exercise price or grant price without the prior approval of the shareholders of the Company. In addition, the Committee shall be authorized to cancel outstanding Options and/or Stock Appreciation Rights replaced with Awards having a lower exercise price without the prior approval of the shareholders of the Company.

(f) Limitation on Rights Conferred Under Plan.  Neither the Plan nor any action taken hereunder or under any Award shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person’s or Participant’s Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a shareholder of the Company or any Related Entity including, without limitation, any right to receive dividends or distributions, any right to vote or act by written consent, any right to attend meetings of shareholders or any right to receive any information concerning the Company’s or any Related Entity’s business, financial condition, results of operation or prospects, unless and until such time as the Participant is duly issued Shares on the stock books of the Company or any Related Entity in accordance with the terms of an Award. None of the Company, its officers or its directors shall have any fiduciary obligation to the Participant with respect to any Awards unless and until the Participant is duly issued Shares pursuant to the Award on the stock books of the Company in accordance with the terms of an Award. Neither the Company, nor any Related Entity, nor any of the their respective officers, directors, representatives or agents is granting any rights under the Plan to the Participant whatsoever, oral or written, express or implied, other than those rights expressly set forth in this Plan or the Award Agreement.

(g) Unfunded Status of Awards; Creation of Trusts.  The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligation to deliver Shares pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give any such Participant any rights that are greater than those of a general creditor of the Company or Related Entity that issues the Award; provided that the Committee may authorize the creation of trusts and deposit therein cash, Shares, other Awards or other property, or make other arrangements to meet the obligations of the Company or Related Entity under the Plan. Such trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify and in accordance with applicable law.

(h) Nonexclusivity of the Plan.  Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Section 162(m) of the Code.

(i) Payments in the Event of Forfeitures; Fractional Shares.  Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Governing Law.  Except as otherwise provided in any Award Agreement, the validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award Agreement shall be determined in accordance with the laws of the State of Nevada without giving effect to principles of conflict of laws, and applicable federal law.

18

(k) Non-U.S. Laws.  The Committee shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Related Entities may operate to assure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

(l) Plan Effective Date and Shareholder Approval; Termination of Plan.  The Plan shall become effective on the Effective Date, subject to subsequent approval, within 12 months of its adoption by the Board, by shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Sections 162(m) (if applicable) and 422 of the Code, Rule 16b-3 under the Exchange Act (if applicable), applicable requirements under the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, and other laws, regulations, and obligations of the Company applicable to the Plan. Awards may be granted subject to shareholder approval, but may not be exercised or otherwise settled in the event the shareholder approval is not obtained. The Plan shall terminate at the earliest of (a) such time as no Shares remain available for issuance under the Plan, (b) termination of this Plan by the Board, or (c) the tenth anniversary of the Effective Date. Awards outstanding upon expiration of the Plan shall remain in effect until they have been exercised or terminated, or have expired.

19

INDEX TO FINANCIAL STATEMENTS

Page
RLJ:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2011 and 2010	F-3
Statements of Operations for the year ended December 31, 2011 and for the periods from November 12, 2010 (date of inception) to December 31, 2010 and November 12, 2010 (date of inception) to December 31, 2011	F-4
Statement of Stockholders’ Equity (Deficit) for the period from November 12, 2010 (date of inception) to December 31, 2011	F-5
Statements of Cash Flows for the year ended December 31, 2011 and for the periods from November 12, 2010 (date of inception) to December 31, 2010 and November 12, 2010 (date of inception) to December 31, 2011	F-6
Notes to Financial Statements	F-7
Balance Sheets as of March 31, 2012 and December 21, 2011	F-14
Statements of Operations (unaudited) for the three months ended March 31, 2012 and 2011 and for the period from November 12, 2010 (date of inception) to March 31, 2012	F-15
Statement of Stockholders’ Equity (Deficit) for the period from November 12, 2010 (date of inception) to March 31, 2012	F-16
Statements of Cash Flows (unaudited) for the three months ended March 31, 2012 and 2011 and for the period from November 12, 2010 (date of inception) to March 31, 2012	F-17
Notes to Financial Statements	F-18
Image:
Report of Independent Registered Public Accounting Firm	F-27
Consolidated Balance Sheets at March 31, 2012 and 2011	F-28
Consolidated Statements of Operations for the years ended March 31, 2012 and 2011	F-30
Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2012 and 2011	F-31
Consolidated Statements of Cash Flows for the years ended March 31, 2012 and 2011	F-32
Notes to Consolidated Financial Statements	F-35
Acorn:
Report of Independent Public Accountants	F-64
Consolidated Balance Sheets as of December 31, 2011, December 31, 2010 and March 31, 2012 (unaudited)	F-65
Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009 and the Three Month Periods Ended March 31, 2012 and 2011 (unaudited)	F-66
Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, and the Three Month Periods Ended March 31, 2012 and 2011 (unaudited)	F-67
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2011, 2010 and 2009 and the Three Month Period Ended March 31, 2012 (unaudited)	F-68
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and the Three Month Periods Ended March 31, 2012 and 2011 (unaudited)	F-70
Notes to Consolidated Financial Statements	F-71
ACL:
Report of Independent Chartered Accountants	F-88
Profit and Loss Accounts for the years ended March 31, 2011 and 2010	F-89
Balance Sheets as of March 31, 2011 and 2010	F-90
Cash Flow Statements for the years ended March 31, 2011 and 2010	F-91
Statement of Total Recognized Gains and Losses for the years ended March 31, 2011 and 2010	F-92
Notes to Consolidated Financial Statements	F-93
Profit and Loss Account for the year ended March 31, 2012 (unaudited)	F-105
Balance Sheet as of March 31, 2012 (unaudited)	F-106
Cash Flow Statement for the year ended March 31, 2012 (unaudited)	F-107
Statement of Total Recognized Gains and Losses for the year ended March 31, 2012 (unaudited)	F-108
Notes to Consolidated Financial Statements	F-109

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
RLJ Acquisition, Inc.

We have audited the accompanying balance sheets of RLJ Acquisition, Inc. (a corporation in the development stage) (the “Company”) as of December 31, 2011 and 2010, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2011 and the periods from November 12, 2010 (date of inception) to December 31, 2010 and November 12, 2010 (date of inception) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will face a mandatory liquidation if a business combination is not consummated by November 22, 2012, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the year ended December 31, 2011 and the periods from November 12, 2010 (date of inception) to December 31, 2010 and November 12, 2010 (date of inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein Kass

New York, New York
March 8, 2012

RLJ Acquisition, Inc.
(a corporation in the development stage)

BALANCE SHEETS

	December 31, 2011	December 31, 2010
ASSETS
Current assets:
Cash	$1,162,666	$249,976
Prepaid expenses	16,892	—
Total current assets	1,179,558	249,976
Noncurrent assets:
Deferred offering costs	—	103,201
Investments held in Trust Account	143,115,258	—
Total assets	$144,294,816	$353,177
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$21,448	—
Accrued expenses	66,225	26,486
Due to affiliate	67,878	101,890
Note payable-related party	—	225,000
Total current liabilities	155,551	353,376
Other liabilities:
Deferred underwriters’ fee	3,593,750	—
Total liabilities	3,749,301	353,376
Common stock subject to possible redemption 13,622,664 (at redemption value of $9.95 per share)	135,545,507	—
Commitments and contingencies
Stockholders’ equity (deficit):
Common stock, $0.001 par value. Authorized 250,000,000 shares; 17,968,750 shares issued and outstanding at December 31, 2011 (which includes 13,622,664 shares subject to possible redemption) and; 3,593,750 shares issued and outstanding at December 31, 2010	17,969	3,594
Additional paid-in capital	5,428,750	21,406
Deficit accumulated during the development stage	(446,711)	(25,199)
Total stockholders’ equity (deficit)	5,000,008	(199)
Total liabilities and stockholders’ equity (deficit)	$144,294,816	$353,177

RLJ Acquisition, Inc.
(a corporation in the development stage)

STATEMENT OF OPERATIONS

	Year Ended December 31, 2011	November 12, 2010 (date of inception) to December 31, 2010	November 12, 2010 (date of inception) to December 31, 2011
Formation costs	$48,014	$25,199	$73,213
General and administrative expenses	457,506	—	457,506
Loss from operations	(505,520)	(25,199)	(530,719)
Other Income
Interest Income	84,008	—	84,008
Net loss	$(421,512)	$(25,199)	$(446,711)
Loss per common share:
Basic and diluted	$(0.03)	$(0.01)	$(0.03)
Weighted average common shares outstanding
Basic and diluted	15,920,805	3,593,750	14,435,617

RLJ Acquisition, Inc.
(a corporation in the development stage)

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the period from November 12, 2010 (date of inception) to December 31, 2011

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Stockholders’ Equity
	Shares	Amount
Sale of common stock issued to initial stockholder on November 18, 2010 at $.0070 per share	3,593,750	$3,594	$21,406	$—	$25,000
Net loss	—	—	—	(25,199)	(25,199)
Balances at December 31, 2010	3,593,750	3,594	21,406	(25,199)	(199)
Sale on February 22, 2011 of 14,375,000 units at $10 per unit, net of underwriters’ fee and offering expenses (including 13,622,664 shares subject to possible redemption)	14,375,000	14,375	135,952,851	—	135,967,226
Sale on February 22, 2011 of 6,666,667 private placement warrants to the sponsor at $0.75 per warrant	—	—	5,000,000	—	5,000,000
Net proceeds subject to possible redemption of 13,622,664 shares at redemption value	—	—	(135,545,507)	—	(135,545,507)
Net loss	—	—	—	(421,512)	(421,512)
Balances at December 31, 2011	17,968,750	$17,969	$5,428,750	$(446,711)	$5,000,008

RLJ Acquisition, Inc.
(a corporation in the development stage)

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2011	November 12, 2010 (date of inception) to December 31, 2010	November 12, 2010 (date of inception) to December 31, 2011
Cash flows from operating activities:
Net loss	$(421,512)	$(25,199)	$(446,711)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Prepaid expenses	(16,892)	—	(16,892)
Accounts payable	21,448	—	21,448
Accrued expenses	64,739	1,486	66,225
Due to affiliate	44,189	23,689	67,878
Net cash used in operating activities	(308,028)	(24)	(308,052)
Cash flows from investing activities
Principal deposited in Trust Account	(143,031,250)	—	(143,031,250)
Interest reinvested in Trust Account	(84,008)	—	(84,008)
Net cash used in investing activities	(143,115,258)	—	(143,115,258)
Cash flows from financing activities:
Proceeds from the issuance of stock to initial stockholder		25,000	25,000
Proceeds from public offering	143,750,000	—	143,750,000
Proceeds from issuance of warrants	5,000,000	—	5,000,000
Proceeds from issuance of note payable-related party		225,000
Payments on notes payable-related party	(225,000)	—	(225,000)
Payment of offering costs	(4,189,024)	—	(4,189,024)
Net cash provided by financing activities	144,335,976	250,000	144,585,976
Increase in cash	912,690	249,976	1,162,666
Cash at beginning of the period	249,976
Cash at end of the period	$1,162,666	$249,976	$1,162,666
Supplemental disclosure of non-cash financing activities:
Deferred underwriters’ fee	$3,593,750	$—	$3,593,750
Deferred offering costs included in accrued expenses	—	25,000	—
Deferred offering costs included in amounts due to affiliate	—	78,201	—
	$3,593,750	$103,201	$3,593,750

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

(1) Organization, Nature of Business Operations and Going Concern Consideration

RLJ Acquisition, Inc. (the Company) is a blank check company formed on November 12, 2010 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The Company’s sponsor is RLJ SPAC Acquisition, LLC (the Sponsor). At December 31, 2011, the Company had not commenced any operations. All activity through December 31, 2011 relates to the Company’s formation, initial public offering and search for a business combination. The Company selected December 31st as its fiscal year-end.

The Company consummated its initial public offering (the Offering) on February 22, 2011 and received net proceeds of $140,156,250, before deducting deferred underwriting compensation of $3,593,750, plus $5,000,000 received for the purchase of 6,666,667 warrants by the Sponsor. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company’s efforts in identifying prospective target businesses will not be limited to a particular industry, geographic region or minimum transaction value for purposes of consummating an initial business combination. Instead, the Company intends to focus on various industries and target businesses that may provide significant opportunities for growth.

Upon the closing of the Offering and simultaneous private placement of the Sponsor Warrants (as defined below in Note 5), $143,031,250 was placed in a trust account (Trust Account). Except for a portion of the interest income earned on the Trust Account balance that may be released to the Company to pay any income taxes and to fund the Company’s working capital requirements, none of the funds held in the Trust Account will be released until the earlier of the completion of the Company’s initial business combination and the redemption of 100% of the Company’s public shares if the Company is unable to consummate a business combination within 21 months from the closing of the Offering (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

The Company will provide its stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less franchise and income taxes payable, upon the consummation of the Company’s initial business combination, subject to the limitations described herein. There will be no redemption rights with respect to outstanding warrants, which will expire worthless in the event the Company does not consummate a business combination. Unlike many other blank check companies that hold stockholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon consummation of such initial business combinations even when a vote is not required by law, the Company intends to consummate its initial business combination and conduct the redemptions without a stockholder vote pursuant to Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934, as amended (the Exchange Act), which regulates issuer tender offers, and the Company will file tender offer documents with the Securities and Exchange Commission (the SEC). The tender offer documents will contain substantially the same financial and other information about the Company’s initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies. In the event the Company conducts redemptions pursuant to the tender offer rules, its offer to redeem shares shall remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act. If however, a stockholder vote is required by law, or the Company decides to hold a stockholder vote for business or other legal reasons, the Company will, like other blank check companies, conduct the redemptions pursuant to the proxy rules and not pursuant to the tender offer rules.

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

(1) Organization, Nature of Business Operations and Going Concern Consideration  – (continued)

If the Company seeks stockholder approval, the Company will consummate its initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination. In such case, the initial stockholders (as defined below in Note 6) have agreed to vote their Founder Shares (as defined below in Note 6) as well as any public shares purchased during or after the Offering in favor of the Company’s initial business combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and any public shares they may hold in connection with the consummation by the Company of a business combination.

If the Company does not effect a business combination within 21 months from the closing of the Offering, the Company will liquidate the Trust Account and distribute the amount held in the Trust Account, including interest but net of franchise and income taxes payable and less up to $100,000 of such net interest that may be released to the Company from the Trust Account to pay liquidation expenses, to the Company’s public shareholders, subject in each case to the Company’s obligations under Nevada law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares if the Company fails to consummate a business combination within the 21-month time period, although the initial stockholders will be entitled to redemption with respect to any public shares they hold if the Company fails to consummate a business combination within such time period. In the event of a liquidation, it is likely that the per-share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the warrants contained in the Units sold in the Offering discussed in Note 4).

In the event that the Company does not consummate a Business Combination by November 22, 2012, the proceeds held in the Trust Account will be distributed to the Company’s stockholders, excluding the Founders. After distributing the proceeds of the Trust Account, the Company will promptly distribute the balance of its net assets to its remaining stockholders according to the Company’s plan of dissolution. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern.

(2) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and pursuant to the accounting and disclosure rules and regulations of the SEC.

(3) Summary of Significant Accounting Policies

(a)  Fair Value of Financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures”, approximates the carrying amounts represented in the accompanying balance sheets.

(b)  Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

(3) Summary of Significant Accounting Policies  – (continued)

(c)  Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

(d)  Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal Depository Insurance Corporation coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

(e)  Development stage company

The Company complies with the reporting requirement of FASB ASC 915, “Development Stage Entities.” At December 31, 2011, the Company had not commenced any operations nor generated revenue to date. All activity through December 31, 2011 relates to the Company’s formation, the Offering and search for a business combination. Following the Offering, the Company will not generate any operating revenues until after completion of a business transaction at the earliest, if at all. The Company generates non-operating income in the form of interest income on the designated Trust Account.

(f)  Loss per common share

The Company complies with the accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if convertible securities were to be exercised or converted or otherwise resulted in the issuance of common stock that then shared in the earnings of the entity. Since the effects of outstanding warrant conversions are antidilutive in all periods presented it has been excluded from the computation of diluted loss per common share. The number of warrants excluded were 21,041,667, 0 and 21,041,667 for the year ended December 31, 2011 and the periods from November 12, 2010 (date of inception) to December 31, 2010 and November 12, 2010 (date of inception) to December 31, 2011, respectively.

(g)  Restricted cash equivalents held in the Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a business combination. The funds held in the Trust Account are invested primarily in United States Treasury Securities. The Company considers Treasury Bills with a maturity of 3 months or less to be cash equivalents.

(h)  Deferred offering costs

The Company complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A, “Expenses of Offering.” At December 31, 2010, deferred offering costs consisted principally of approximately $103,000 of legal and regulatory costs incurred through December 31, 2010 that were related to the Offering and that was charged to stockholders’ equity upon the completion of the Offering.

(i)  Securities held in Trust Account

Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with FASB ASC 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

(3) Summary of Significant Accounting Policies  – (continued)

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

(j)  Income Taxes

The Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company established a full valuation allowance of $143,000 and $8,000 at December 31, 2011 and 2010, respectively. The deferred tax asset is comprised of expenses non-deductible in the development state. Effective tax rates differ from statutory rates due to timing differences in the deductibility of expenses.

The Company adopted the provisions of FASB ASC 740-10-25 which establishes recognition requirements for the accounting for income taxes. There were no unrecognized tax benefits as of December 31, 2011. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2011. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The adoption of the provisions of FASB ASC 740-10-25 did not have a material impact on the Company’s financial position and results of operation and cash flows as of and for the periods ended December 31, 2011.

The Company may be subject to potential examination by U.S. federal or U.S. states jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

(k)  Redeemable Common Stock

The Company accounts for redeemable common stock that is subject to redemption for cash or other assets by classifying it outside of permanent equity if it is redeemable at the option of the holder. Under no circumstances, except for a final liquidation event, will the Company redeem its public shares in an

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

(3) Summary of Significant Accounting Policies  – (continued)

amount that would cause its stockholders’ equity to be less than $5,000,001. The Company determined the $5,000,001 threshold in order to reduce the likelihood that it will become subject to the SEC’s “penny stock” rules promulgated under the Exchange Act, which apply to transactions in securities of certain companies with stockholders’ equity of $5,000,000 or less and a market price per share of less than $5.00.

Accordingly, 13,622,664 of common shares have been classified outside of permanent equity at redemption value, which is equal to the per share amount held in the Trust Account. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of common stock subject to redemption equal to its redemption value at the end of each reporting period.

(4) Initial Public Offering

On February 22, 2011, the Company consummated its Offering of 14,375,000 of its units, including units issued and sold pursuant to the underwriters’ over-allotment option (Unit). Each Unit consists of one share of the Company’s common stock, $0.001 par value per share, and one warrant (Warrant). Each Warrant entitles the holder to purchase one share of the Company’s common stock at a price of $12.00 per share, subject to adjustment. The Warrants will become exercisable on the later of 30 days after the completion of the Company’s initial business combination or February 22, 2012, twelve months from the closing of the Offering, provided in each case that the Company has an effective registration statement under the Securities Act of 1933, as amended, covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available, and will expire five years after the completion of the Company’s initial business combination or earlier upon redemption or liquidation. If the Company is unable to deliver registered shares of common stock to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless. Once the warrants become exercisable, the Company may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption, only in the event that the last sales price of the Company’s common stock equals or exceeds $17.50 per share for any 20 trading days within the 30-trading day period ending on the third business day before the Company sends the notice of redemption to the warrant holders.

(5) Related Party Transactions

(a)  Note Payable — Related Party

The Company issued an aggregate of $225,000 in an unsecured promissory note to the Sponsor, on November 18, 2010. The note was non-interest bearing and payable within 60 days following the date of the consummation of the Offering by the Company. The note was paid in full on February 22, 2011.

(b)  Services Agreement

The Company has agreed to pay $10,000 a month for office space, administrative services and secretarial support to RLJ Companies, LLC, an affiliate of the Sponsor. Services commenced on February 22, 2011 and will terminate upon the earlier of the consummation by the Company of an initial business combination and the liquidation of the Company. For the year ended December 31, 2011, approximately $100,000 was expensed pursuant to this service agreement.

(c)  Due to Affiliates

As of December 31, 2011 and 2010, RLJ Companies, LLC has paid certain offering, and formation and operating costs on behalf of the Company. The total of such costs do not bear interest, and is due on demand.

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

(5) Related Party Transactions  – (continued)

(d)  Sponsor Warrants

Simultaneously with the consummation of the Offering, the Company consummated a private placement of 6,666,667 warrants to the Sponsor at a price of $0.75 per warrant (a purchase price of $5,000,000). The Sponsor has agreed that the warrants purchased by it will not be sold or transferred until 30 days following consummation of a Business Transaction, subject to certain limited exceptions. If the Company does not complete a business transaction, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the Sponsor will expire worthless. The Company classified the private placement warrants within permanent equity as additional paid-in capital in accordance with FASB ASC 815-40.

The Sponsor is entitled to registration rights pursuant to a registration rights agreement signed in connection with the consummation of the Offering. The Sponsor will be entitled to demand registration rights and certain “piggy-back” registration rights with respect to its ordinary shares, the warrants and the ordinary shares underlying the warrants, commencing on the date such ordinary shares or warrants are released from lockup. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

(6) Founder Shares

On November 18, 2010, the Sponsor and two of the Company’s independent directors, William S. Cohen, and Morris Goldfarb, purchased 3,593,750 shares of common stock (Founder Shares) for an aggregate amount of $25,000, or $0.0070 per share.

The Founder Shares are identical to the shares of common stock included in the Units sold in the Offering except that the Founder Shares are subject to certain transfer restrictions, as described in more detail below.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to the Company’s officers and directors and other persons or entities affiliated with the initial stockholders, each of whom will be subject to the same transfer restrictions) until the earlier of one year after the completion of the Company’s initial business combination or earlier if, subsequent to the Company’s business combination, the last sales price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial business combination and the date on which the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

A portion of the Founders Shares in an amount equal to 2.5% of the Company’s issued and outstanding shares immediately after the Offering, will be subject to forfeiture by the initial stockholders in the event the last sales price of the Company’s stock does not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one trading period of 20 trading days within any 30-trading day period within 12 months following the closing of the Company’s initial business combination. An additional 2.5% of the Company’s issued and outstanding shares immediately after the Offering will be subject to forfeiture by the initial stockholders in the event the last sales price of the Company’s stock does not equal or exceed $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading period during the period between 12 and 24 months following the closing of the Company’s initial business combination.

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

(7) Commitments

The Company paid a fee of 2.5% of the Offering proceeds to the underwriters at the closing of the Offering. The Company will pay the underwriters an additional contingent fee of 2.5% of the Offering proceeds payable solely upon the consummation of its initial Business Combination. Such contingent fee of $3,593,750 is reflected as deferred underwriters’ fee on the accompanying December 31, 2011 balance sheet.

(8) Investment in Trust Account

Subsequent to the Offering, an amount of $143,031,250 (including $3,593,750 of deferred underwriters’ fee) of the net proceeds of the Offering, was deposited in a Trust Account and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 have a maturity of 180 days or less until the earlier of (i) the consummation of a business combination, or (ii) liquidation of the Company.

As of December 31, 2011, investment securities in the Company’s Trust Account consist of $143,113,569 in United States Treasury Bills and another $1,689 is held as cash. The Company classifies its United States Treasury and equivalent securities as held-to-maturity in accordance with FASB ASC 320 “Investments — Debt and Equity Securities”. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying December 31, 2011 balance sheet and adjusted for the amortization or accretion of premiums or discounts. The carrying value, excluding accrued interest income, gross unrealized holding loss and fair value of held to maturity securities at December 31, 2011 are as follows:

	Carrying Value	Gross Unrealized Holding Loss	Fair Value
Held-to-maturity:
U.S. Treasury Securities	$143,113,569	$(1,431)	$143,112,138

(9) Fair Value Measurements

The Company adopted ASC 820, “Fair Value Measurement” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the Company’s financial position or results of operations.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2011, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	December 31, 2011	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Restricted cash equivalents held in Trust Account	$143,112,138	$143,112,138	—	—

RLJ Acquisition, Inc.
(a corporation in the development stage)

CONDENSED BALANCE SHEETS

	March 31, 2012	December 31, 2011
	(Unaudited)
ASSETS
Current assets:
Cash	$678,767	$1,162,666
Prepaid expenses	94,690	16,892
Total current assets	773,457	1,179,558
Noncurrent asset:
Investments held in Trust Account	143,128,537	143,115,258
Total assets	$143,901,994	$144,294,816
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$—	$21,448
Accrued expenses	72,359	66,225
Due to affiliate	51,209	67,878
Total current liabilities	123,568	155,551
Other liabilities:
Deferred underwriters' fee	3,593,750	3,593,750
Total liabilities	3,717,318	3,749,301
Common stock subject to possible redemption 13,586,399 at March 31, 2012 and 13,622,664 at December 31, 2011 (at redemption value of $9.95 per share)	135,184,670	135,545,507
Commitments and contingencies
Stockholders' equity
Common stock, $0.001 par value. Authorized 250,000,000 shares; 17,968,750 shares issued and outstanding at March 31, 2012 and December 31, 2011 (which includes 13,586,399 and 13,622,664 shares subject to possible redemption at March 31, 2012 and December 31, 2011, respectively)	17,969	17,969
Additional paid-in capital	5,789,587	5,428,750
Deficit accumulated during the development stage	(807,550	(446,711)
Total stockholders' equity	5,000,006	5,000,008
Total liabilities and stockholders' equity	$143,901,994	$144,294,816

See accompanying notes to condensed interim financial statements.

RLJ Acquisition, Inc.
(a corporation in the development stage)

CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	November 12, 2010 (date of inception) to March 31, 2012
Formation costs	$—	$48,014	$73,213
General and administrative expenses	374,118	35,056	831,624
Loss from operations	(374,118)	(83,070)	(904,837)
Other Income
Interest Income	13,279	22,177	97,287
Net loss	$(360,839)	$(60,893)	$(807,550)
Loss per common share:
Basic and diluted	$(0.02)	$(0.01)	$(0.05)
Weighted average common shares outstanding Basic and diluted	17,968,750	9,663,194	15,071,023

See accompanying notes to condensed interim financial statements.

RLJ Acquisition, Inc.
(a corporation in the development stage)

CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

For the Period from November 12, 2010 (date of inception) to March 31, 2012

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Stockholders' Equity
	Shares	Amount
Sale of common stock issued to initial stockholder on November 18, 2010 at $.0070 per share	3,593,750	$3,594	$21,406	$—	$25,000
Net loss	—	—	—	(25,199)	(25,199)
Balances at December 31, 2010	3,593,750	3,594	21,406	(25,199)	(199)
Sale on February 22, 2011 of 14,375,000 units at $10 per unit, net of underwriters' fee and offering expenses (including 13,622,664 shares subject to possible redemption)	14,375,000	14,375	135,952,851	—	135,967,226
Sale on February 22, 2011 of 6,666,667 private placement warrants to the sponsor at $0.75 per warrant	—	—	5,000,000	—	5,000,000
Net proceeds subject to possible redemption of 13,622,664 shares at redemption value	—	—	(135,545,507)	—	(135,545,507)
Net loss	—	—	—	(421,512)	(421,512)
Balances at December 31, 2011	17,968,750	17,969	5,428,750	(446,711)	5,000,008
Change in proceeds subject to possible redemption 13,586,399 ordinary shares at redemption value			360,837		360,837
Net loss (unaudited)				(360,839)	(360,839)
Balances at March 31, 2012 (unaudited)	17,968,750	$17,969	$5,789,587	$(807,550)	$5,000,006

See accompanying notes to condensed interim financial statements.

RLJ Acquisition, Inc.
(a corporation in the development stage)

CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	November 12, 2010 (date of inception) to March 31, 2012
Cash flows from operating activities:
Net loss	$(360,839)	$(60,893)	$(807,550)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Prepaid expenses	(77,798)	(102,191)	(94,690)
Accounts payable	(21,448)		—
Accrued expenses	6,134	13,637	72,359
Due to affiliate	(16,669)	133,406	51,209
Net cash used in operating activities	(470,620)	(16,041)	(778,672)
Cash flows from investing activities:
Principal deposited in Trust Account		(143,031,250)	(143,031,250)
Interest reinvested in Trust Account	(13,279)	(22,177)	(97,287)
Net cash used in investing activities	(13,279)	(143,053,427)	(143,128,537)
Cash flows from financing activities:
Proceeds from the issuance of stock to initial stockholder			25,000
Proceeds from public offering		143,750,000	143,750,000
Proceeds from issuance of warrants		5,000,000	5,000,000
Proceeds from issuance of notes payable - related party			225,000
Payments on notes payable - related party		(225,000)	(225,000)
Payment of offering costs		(4,139,024)	(4,189,024)
Net cash provided by financing activities	—	144,385,976	144,585,976
Increase (decrease) in cash	(483,899)	1,316,508	678,767
Cash at beginning of the period	1,162,666	249,976
Cash at end of the period	$678,767	$1,566,484	$678,767
Supplemental disclosure of non-cash financing activities:
Deferred underwriters' fee	$—	$3,593,750	$3,593,750
Deferred offering costs included in amounts due to affiliate		$50,000

See accompanying notes to condensed interim financial statements.

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
For the period from November 12, 2010 (date of inception) to March 31, 2012

(1) Organization and Nature of Business Operations

RLJ Acquisition, Inc. (the Company) is a newly-organized blank check company formed on November 12, 2010 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The Company's sponsor is RLJ SPAC Acquisition, LLC (the Sponsor). At March 31, 2012, the Company had not commenced any operations. All activity through March 31, 2012 relates to the Company's formation and the initial public offering described below in Note 4. The Company selected December 31 as its fiscal year-end.

The Company consummated its initial public offering (the Offering) on February 22, 2011 and received net proceeds of $140,156,250, before deducting deferred underwriting compensation of $3,593,750, plus $5,000,000 received for the purchase of 6,666,667 warrants by the Sponsor. The Company's management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company's efforts in identifying prospective target businesses will not be limited to a particular industry, geographic region or minimum transaction value for purposes of consummating an initial business combination. Instead, the Company intends to focus on various industries and target businesses that may provide significant opportunities for growth.

Upon the closing of the Offering and simultaneous private placement of the Sponsor Warrants (as defined below in Note 5), $143,031,250 was placed in a trust account (Trust Account). Except for a portion of the interest income earned on the Trust Account balance that may be released to the Company to pay any income taxes and to fund the Company's working capital requirements, none of the funds held in the Trust Account will be released until the earlier of the completion of the Company's initial business combination and the redemption of 100% of the Company's public shares if the Company is unable to consummate a business combination within 21 months from the closing of the Offering (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company's creditors, if any, which could have priority over the claims of the Company's public stockholders.

The Company will provide its stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less franchise and income taxes payable, upon the consummation of the Company's initial business combination, subject to the limitations described herein. There will be no redemption rights with respect to outstanding warrants, which will expire worthless in the event the Company does not consummate a business combination. Unlike many other blank check companies that hold stockholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon consummation of such initial business combinations even when a vote is not required by law, the Company intends to consummate its initial business combination and conduct the redemptions without a stockholder vote pursuant to Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934, as amended (the Exchange Act), which regulates issuer tender offers, and the Company will file tender offer documents with the Securities and Exchange Commission (the SEC). The tender offer documents will contain substantially the same financial and other information about the Company's initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies. In the event the Company conducts redemptions pursuant to the tender offer rules, its offer to redeem shares shall remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act. If however, a stockholder vote is required by law, or the Company decides to hold a stockholder vote for business or other legal reasons, the Company will, like other blank check companies, conduct the redemptions pursuant to the proxy rules and not pursuant to the tender offer rules.

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
For the period from November 12, 2010 (date of inception) to March 31, 2012

(1) Organization and Nature of Business Operations  – (continued)

If the Company seeks stockholder approval, the Company will consummate its initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination. In such case, the initial stockholders (as defined below in Note 6) have agreed to vote their Founder Shares (as defined below in Note 6) as well as any public shares purchased during or after the Offering in favor of the Company's initial business combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and any public shares they may hold in connection with the consummation by the Company of a business combination.

If the Company does not effect a business combination within 21 months from the closing of the Offering, the Company will liquidate the Trust Account and distribute the amount held in the Trust Account, including interest but net of franchise and income taxes payable and less up to $100,000 of such net interest that may be released to the Company from the Trust Account to pay liquidation expenses, to the Company’s public shareholders, subject in each case to the Company’s obligations under Nevada law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares if the Company fails to consummate a business combination within the 21-month time period, although the initial stockholders will be entitled to redemption with respect to any public shares they hold if the Company fails to consummate a business combination within such time period. In the event of a liquidation, it is likely that the per-share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the warrants contained in the Units sold in the Offering discussed in Note 4).

In the event that the Company does not consummate a Business Combination by November 22, 2012, the proceeds held in the Trust Account will be distributed to the Company’s stockholders, excluding the Founders. After distributing the proceeds of the Trust Account, the Company will promptly distribute the balance of its net assets to its remaining stockholders according to the Company’s plan of dissolution. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern.

(2) Basis of Presentation

The accompanying condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange of Commission (SEC), and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of March 31, 2012 and the results of operations for the three months ended March 31, 2012 and 2011, and for the period from November 12, 2010 (date of inception) to March 31, 2012. Certain information and disclosures normally included in interim financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2011, as presented herein, was derived from the Company’s audited financial statements as reported in previous filings with the SEC.

The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results of operations to be expected for a full fiscal year. These unaudited condensed interim financial statements should be read in conjunction with the Company’s audited financial statements as of December 31, 2011, which are included in previous filings with the SEC.

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
For the period from November 12, 2010 (date of inception) to March 31, 2012

(3) Summary of Significant Accounting Policies

(a)  Fair Value of Financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures”, approximates the carrying amounts represented in the accompanying condensed balance sheets.

(b)  Use of Estimates

The preparation of condensed interim financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)  Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company's condensed interim financial statements.

(d)  Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

(e)  Development stage company

The Company complies with the reporting requirement of FASB ASC 915, “Development Stage Entities.” At March 31, 2012, the Company had not commenced any operations nor generated revenue to date. All activity through March 31, 2012 relates to the Company’s formation and the Offering. Following the Offering, the Company will not generate any operating revenues until after completion of a business transaction at the earliest, if at all. The Company generates non-operating income in the form of interest income on the designated Trust Account.

(f)  Net loss per common share

The Company complies with the accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if convertible securities were to be exercised or converted or otherwise resulted in the issuance of common stock that then shared in the earnings of the entity. Since the effects of outstanding warrant conversions are antidilutive in all periods presented it has been excluded from the computation of diluted loss per common share.

(g)  Restricted cash equivalents held in the Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a business combination. The funds held in the Trust Account are invested primarily in United States Treasury Securities. The Company considers Treasury Bills with a maturity of 3 months or less to be cash equivalents.

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
For the period from November 12, 2010 (date of inception) to March 31, 2012

(3) Summary of Significant Accounting Policies  – (continued)

(h)  Securities held in Trust Account

Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with FASB ASC 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities' fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

(i)  Income Taxes

The Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the interim financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company established a full valuation allowance of $123,000 and $143,000 at March 31, 2012 and December 31, 2011, respectively. The deferred tax asset is comprised of expenses non-deductible in the development state. Effective tax rates differ from statutory rates due to timing differences in the deductibility of expenses.

The Company adopted the provisions of FASB ASC 740-10-25 which establishes recognition requirements for the accounting for income taxes. There were no unrecognized tax benefits as of March 31, 2012. The section prescribes a recognition threshold and a measurement attribute for the interim financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at March 31, 2012. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The adoption of the provisions of FASB ASC 740-10-25 did not have a material impact on the Company’s financial position and results of operation and cash flows as of and for the periods ended March 31, 2012.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal,

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
For the period from November 12, 2010 (date of inception) to March 31, 2012

(3) Summary of Significant Accounting Policies  – (continued)

U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

(j)  Redeemable Common Stock

The Company accounts for redeemable common stock that is subject to redemption for cash or other assets by classifying it outside of permanent equity if it is redeemable at the option of the holder. Under no circumstances, except for a final liquidation event, will the Company redeem its public shares in an amount that would cause its stockholders’ equity to be less than $5,000,001. The Company determined the $5,000,001 threshold in order to reduce the likelihood that it will become subject to the SEC’s “penny stock” rules promulgated under the Exchange Act, which apply to transactions in securities of certain companies with stockholders’ equity of $5,000,000 or less and a market price per share of less than $5.00.

Accordingly, 13,586,399 and 13,622,664 of common shares have been classified outside of permanent equity at redemption value at March 31, 2012 and December 31, 2011, respectively, which is equal to the per share amount held in the Trust Account. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of common stock subject to redemption equal its redemption value at the end of each reporting period.

(4) Initial Public Offering

On February 22, 2011, the Company consummated its Offering of 14,375,000 of its units, including units issued and sold pursuant to the underwriters’ over-allotment option (Unit). Each Unit consists of one share of the Company's common stock, $0.001 par value per share, and one warrant (Warrant). Each Warrant entitles the holder to purchase one share of the Company's common stock at a price of $12.00 per share, subject to adjustment. The Warrants will become exercisable on the later of 30 days after the completion of the Company's initial business combination or February 22, 2012, twelve months from the closing of the Offering, provided in each case that the Company has an effective registration statement under the Securities Act of 1933, as amended, covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available, and will expire five years after the completion of the Company's initial business combination or earlier upon redemption or liquidation. If the Company is unable to deliver registered shares of common stock to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless. Once the warrants become exercisable, the Company may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days' prior written notice of redemption, only in the event that the last sales price of the Company's common stock equals or exceeds $17.50 per share for any 20 trading days within the 30-trading day period ending on the third business day before the Company sends the notice of redemption to the warrant holders.

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
For the period from November 12, 2010 (date of inception) to March 31, 2012

(5) Related Party Transactions

(a)  Note Payable — Related Party

The Company issued an aggregate of $225,000 in an unsecured promissory note to the Sponsor, on November 18, 2010. The note was non-interest bearing and payable within 60 days following the date of the consummation of the Offering by the Company. The note was paid in full on February 22, 2011.

(b)  Services Agreement

The Company has agreed to pay $10,000 a month for office space, administrative services and secretarial support to RLJ Companies, LLC, an affiliate of the Sponsor. Services commenced on February 22, 2011 and will terminate upon the earlier of the consummation by the Company of an initial business combination and the liquidation of the Company.

(c)  Due to Affiliates

As of March 31, 2012, RLJ Companies, LLC has paid certain offering, and formation and operating costs on behalf of the Company. The total of such costs do not bear interest, and is due on demand.

(d)  Sponsor Warrants

Simultaneously with the consummation of the Offering, the Company consummated a private placement of 6,666,667 warrants to the Sponsor at a price of $0.75 per warrant (a purchase price of $5,000,000). The Sponsor has agreed that the warrants purchased by it will not be sold or transferred until 30 days following consummation of a Business Transaction, subject to certain limited exceptions. If the Company does not complete a business transaction, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the Sponsor will expire worthless. The Company classified the private placement warrants within permanent equity as additional paid-in capital in accordance with FASB ASC 815-40.

The Sponsor is entitled to registration rights pursuant to a registration rights agreement signed in connection with the consummation of the Offering. The Sponsor will be entitled to demand registration rights and certain “piggy-back” registration rights with respect to its ordinary shares, the warrants and the ordinary shares underlying the warrants, commencing on the date such ordinary shares or warrants are released from lockup. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

(6) Founder Shares

On November 18, 2010, the Sponsor and two of the Company’s independent directors, William S. Cohen, and Morris Goldfarb, purchased 3,593,750 shares of common stock (Founder Shares) for an aggregate amount of $25,000, or $0.0070 per share.

The Founder Shares are identical to the shares of common stock included in the Units sold in the Offering except that the Founder Shares are subject to certain transfer restrictions, as described in more detail below.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to the Company's officers and directors and other persons or entities affiliated with the initial stockholders, each of whom will be subject to the same transfer restrictions) until the earlier of one year after the completion of the Company's initial business combination or earlier if, subsequent to the Company's business combination, the last sales price of the Company's common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period commencing at least 150 days after the Company's initial business

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
For the period from November 12, 2010 (date of inception) to March 31, 2012

(6) Founder Shares  – (continued)

combination and the date on which the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company's stockholders having the right to exchange their shares of common stock for cash, securities or other property.

A portion of the Founders Shares in an amount equal to 2.5% of the Company's issued and outstanding shares immediately after the Offering, will be subject to forfeiture by the initial stockholders in the event the last sales price of the Company's stock does not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one trading period of 20 trading days within any 30-trading day period within 12 months following the closing of the Company's initial business combination. An additional 2.5% of the Company’s issued and outstanding shares immediately after the Offering will be subject to forfeiture by the initial stockholders in the event the last sales price of the Company’s stock does not equal or exceed $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading period during the period between 12 and 24 months following the closing of the Company’s initial business combination.

(7) Commitments

The Company paid an underwriting discount of 2.5% of the Offering proceeds to the underwriters at the closing of the Offering. The Company will pay the underwriters an additional contingent fee of 2.5% of the Offering proceeds payable solely upon the consummation of its initial Business Combination. Such contingent fee is reflected as deferred underwriters’ fee of $3,593,750 at March 31, 2012 and December 31, 2011.

(8) Investment in Trust Account

Subsequent to the Offering, an amount of $143,031,250 (including $3,593,750 of deferred underwriters’ fee) of the net proceeds of the Offering, was deposited in a Trust Account and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 have a maturity of 180 days or less until the earlier of (i) the consummation of a business combination, or (ii) liquidation of the Company.

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
For the period from November 12, 2010 (date of inception) to March 31, 2012

(8) Investment in Trust Account  – (continued)

As of March 31, 2012, investment securities in the Company’s Trust Account consist of $143,127,706 in United States Treasury Bills and another $831 is held as cash in the account. As of December 31, 2011, investment securities in the Company’s Trust Account consisted of $143,113,569 in United States Treasury Bills and another $1,689 was held as cash in the account. The Company classifies its United States Treasury and equivalent securities as held-to-maturity in accordance with FASB ASC 320 “Investments — Debt and Equity Securities”. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts. The carrying amount, excluding accrued interest income, gross unrealized holding gain (loss) and fair value of held to maturity securities at March 31, 2012 and December 31, 2011 are as follows:

March 31, 2012	Carrying Value	Gross Unrealized Holding Gain	Fair Value
Held-to-maturity:
U.S. Treasury Securities	$143,127,706	$2,863	$143,130,569

March 31, 2011	Carrying Value	Gross Unrealized Holding Loss	Fair Value
Held-to-maturity:
U.S. Treasury Securities	$143,113,569	$(1,431)	$143,112,138

(9) Fair Value Measurements

The Company adopted ASC 820, “Fair Value Measurement” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the Company’s financial position or results of operations.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2012, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	March 31, 2012	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Restricted cash equivalents held in Trust Account	$143,130,569	$143,130,569	—	—

RLJ ACQUISITION, INC.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
For the period from November 12, 2010 (date of inception) to March 31, 2012

(9) Fair Value Measurements  – (continued)

Description	December 31, 2012	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Restricted cash equivalents held in Trust Account	$143,112,138	$143,112,138	—	—

(10) Subsequent Events

Business Combination

On April 2, 2012, the Company announced that it had entered into agreements to acquire each of Image Entertainment, Inc. (Image) and Acorn Media Group, Inc (Acorn). The new combined company will be named RLJ Entertainment, Inc. (RLJ Entertainment). Under the terms of the agreements, the holders of common stock of Image will receive from RLJ Entertainment 2,139,000 shares of common stock of RLJ Entertainment, subject to adjustment as set forth in the agreement, and the holders of preferred stock of Image will receive aggregate consideration of $22,600,000, which will be paid in cash and in the form of promissory notes to the holders of preferred stock of Image. The shareholders of Acorn will receive approximately $105 million in cash, 1,000,000 shares of common stock of RLJ Entertainment and warrants to purchase 1,000,000 shares of common stock of RLJ Entertainment. After the completion of the business combination, the current stockholders of Image and Acorn will own approximately 11% and 5% of RLJ Entertainment, respectively, assuming no redemptions. The current stockholders of the Company will own approximately 84% of RLJ Entertainment, assuming no redemptions.

Accounting Treatment of the Business Combination

RLJ Entertainment prepares its financial statements in accordance with GAAP. The business combination will be accounted for by applying the acquisition method, which requires the determination of the acquirer, the acquisition date, the fair value of the purchase consideration to be transferred, the fair value of assets and liabilities of the acquirees and the measurement of goodwill. ACS Topic 805-10,

“Business Combinations — Overall” (“ASC 805-10”) provides that in identifying the acquiring entity in a combination effected through a transfer of additional assets and exchange of equity interest, all pertinent facts and circumstances must be considered, including the relative voting rights of the shareholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of additional assets and equity securities in the business combination, including payment of any premium.

Based on RLJ Entertainment, Inc. being the entity issuing its equity interest in the business combination and retaining approximately 84% of the post-business combination common stock, the current RLJ directors representing two out of nine directors of the combined company and the other terms of the business combinations, RLJ Entertainment will be considered to be the acquirer of Image and Acorn for accounting purposes. This means that RLJ Entertainment will allocate the purchase price to the fair value of Image’s and Acorn’s assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill.

IMAGE ENTERTAINMENT, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Image Entertainment, Inc.
Chatsworth, California

We have audited the consolidated balance sheets of Image Entertainment, Inc. and Subsidiaries (the Company) as of March 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Image Entertainment, Inc. and Subsidiaries as of March 31, 2012 and 2011, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
BDO USA, LLP

Los Angeles, California
June 14, 2012

IMAGE ENTERTAINMENT, INC.

Consolidated Balance Sheets

March 31, 2012 and 2011

ASSETS

(In thousands)	2012	2011
Current assets:
Cash	$368	$333
Accounts receivable, net of reserve for returns, allowances and provision for doubtful accounts of $6,405 – 2012 $8,462 – 2011	18,945	20,268
Inventories	14,202	13,709
Royalty and distribution fee advances	13,567	12,665
Prepaid expenses and other current assets	1,303	607
Total current assets	48,385	47,582
Noncurrent inventories, principally production costs	555	1,053
Noncurrent royalty and distribution fee advances	17,766	15,480
Property, equipment and improvements, net	726	605
Intangible assets, net	1,462	2,144
Goodwill	6,762	6,762
Other assets	86	86
Total assets	$75,742	$73,712

See accompanying notes to consolidated financial statements

IMAGE ENTERTAINMENT, INC.

Consolidated Balance Sheets

March 31, 2012 and 2011

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

(In thousands)	2012	2011
Current liabilities:
Accounts payable	$11,954	$6,781
Accrued liabilities	4,164	7,828
Accrued royalties and distribution fees	21,624	23,055
Deferred revenue	3,468	5,331
Revolving credit facility	12,919	6,116
Current portion of long-term debt, less debt discount	664	1,795
Stock warrant	—	72
Total current liabilities	54,793	50,978
Noncontrolling interest liability	500	2,603
Series B cumulative preferred stock dividends accrued	6,818	3,546
Long-term debt, less current portion, less debt discount	349	1,443
Total liabilities	62,460	58,570
Commitments and Contingencies
Series B cumulative preferred stock, $0.0001 par value, 30,000 shares authorized; 22,600 issued and outstanding at March 31, 2012 and 2011, respectively, with a liquidation preference of $29.4 million and $26.1 million as of March 31, 2012 and 2011, respectively	5,839	5,839
Series C junior participating preferred stock, $0.0001 par value, 67,933.4 shares authorized at March 31, 2012 and 2011, respectively; none issued and outstanding at March 31, 2012 and 2011, respectively	—	—
Stockholders’ equity:
Common stock, $.0001 par value, 500 million shares authorized at March 31, 2012 and 2011, respectively; 256,402,000 and 255,602,000 issued and outstanding at March 31, 2012 and 2011, respectively	26	26
Additional paid-in capital	66,324	65,000
Accumulated deficit	(58,907)	(55,723)
Total stockholders’ equity	7,443	9,303
Total liabilities, preferred stock and stockholders’ equity	$75,742	$73,712

See accompanying notes to consolidated financial statements

IMAGE ENTERTAINMENT, INC.

Consolidated Statements of Operations

For the Years Ended March 31, 2012 and 2011

(In thousands, except per share data)	2012	2011
NET REVENUES	$100,086	$88,959
COST OF SALES	77,234	68,480
Gross profit	22,852	20,479
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling expenses	8,195	6,326
General and administrative expenses	15,733	13,482
Total selling, general and administrative expenses	23,928	19,808
INCOME (LOSS) FROM OPERATIONS	(1,076)	671
OTHER INCOME (EXPENSES):
Interest expense, net	(1,077)	(791)
Change in fair value of noncontrolling interest liability	2,103	(526)
Other income	72	2,386
Total other income	1,098	1,069
INCOME BEFORE PROVISION FOR INCOME TAXES	22	1,740
PROVISION FOR (BENEFIT FROM) INCOME TAXES	(66)	26
NET INCOME	88	1,714
Dividend on Series B cumulative preferred stock	(3,272)	(2,930)
Deemed dividend on Series C junior participating preferred stock	—	(359)
NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(3,184)	$(1,575)
NET LOSS PER COMMON SHARE:
Net loss per common share – basic and diluted	$(0.01)	$(0.01)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted	255,856	110,310

See accompanying notes to consolidated financial statements

IMAGE ENTERTAINMENT, INC.

Consolidated Statements of Stockholders’ Equity

For the Years Ended March 31, 2012 and 2011

	Series B Preferred Stock		Series C Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
(In thousands)	Shares	Value	Shares	Par Value	Shares	Par Value
Balance at April 1, 2010	22,600	$6,019	202,066	$20	25,356	$3	$53,284	$(54,148)	$(861)
Issuance of common stock	—	—	—	—	2,190	—	273	—	273
Issuance of restricted stock awards	—	—	—	—	25,990	3	—	—	3
Series C junior participating preferred stock conversion	—	—	(202,066)	(20)	202,066	20	10,875	—	10,895
Series B cumulative preferred stock dividend	—	—	—	—	—	—	—	(2,930)	(2,930)
Share-based compensation	—	—	—	—	—	—	568	—	568
Series B cumulative preferred stock adjustment	—	(180)	—	—	—	—	—	—	—
Series C junior participating preferred stock deemed dividend	—	—	—	—	—	—	—	(359)	(359)
Net income	—	—	—	—	—	—	—	1,714	1,714
Balance at March 31, 2011	22,600	5,839	—	—	255,602	26	65,000	(55,723)	9,303
Issuance of restricted stock awards	—	—	—	—	800	—	—	—	—
Series B cumulative preferred stock dividend	—	—	—	—	—	—	—	(3,272)	(3,272)
Share-based compensation	—	—	—	—	—	—	1,324	—	1,324
Net income	—	—	—	—	—	—	—	88	88
Balance at March 31, 2012	22,600	$5,839	—	$—	256,402	$26	$66,324	$(58,907)	$7,443

See accompanying notes to consolidated financial statements

IMAGE ENTERTAINMENT, INC.

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2012 and 2011

(In thousands)	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$88	$1,714
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of production costs	4,559	4,366
Depreciation and other amortization	138	532
Amortization of debt discount and deferred financing costs	597	392
Amortization of intangible assets	682	398
Provision for doubtful accounts	5	—
Provision for lower of cost or market inventory	759	—
Accelerated amortization and fair value write-down of advance royalty and distribution fees	1,067	4,067
Change in fair values of warrant and purchase rights, purchase rights and embedded derivatives	(72)	(2,370)
Stock-based compensation expense	1,324	568
Gain on disposal of property, equipment and improvements	—	(16)
Noncash consideration for investment banking services received	—	76
Change in fair value of noncontrolling interest liability	(2,103)	526
Changes in assets and liabilities associated with operating activities:
Accounts receivable	1,318	(2,592)
Inventories	(1,779)	372
Royalty and distribution fee advances	(5,596)	(2,889)
Production cost expenditures	(3,534)	(3,052)
Other assets	(1,066)	(29)
Accounts payable, accrued royalties, fees and liabilities	1,837	(771)
Deferred revenue	(1,863)	(1,240)
Net cash provided by (used in) operating activities	(3,639)	52
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(437)	(100)
Proceeds from sale of equipment	—	44
Acquisition of business	(139)	(1,074)
Payment to noncontrolling interest holder	(100)	(75)
Net cash used in investing activities	$(676)	$(1,205)

See accompanying notes to consolidated financial statements

IMAGE ENTERTAINMENT, INC.

Consolidated Statements of Cash Flows, Continued

For the Years Ended March 31, 2012 and 2011

(In thousands)	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facility	$76,841	$51,458
Repayments of borrowings under revolving credit facility	(70,038)	(51,722)
Repayments of long-term debt	—	2,500
Proceeds from long-term debt	(2,453)	(1,210)
Net cash provided by financing activities	4,350	1,026
NET DECREASE IN CASH:	35	(127)
Cash at beginning of period	333	460
Cash at end of period	$368	$333
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$472	$376
Cash paid during the period for income taxes	$69	$30

SUPPLEMENTAL DISCLOSURES OF NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES:

During the fiscal years ended March 31, 2012 and 2011, we accrued approximately $2.2 million and $3.5 million, respectively, for royalty advances and distribution fees for committed unpaid royalty and production advances where future payment is based upon the release of the program or the passage of time.

During the fiscal years ended March 31, 2012 and 2011, we accrued a total of $3.3 million and $2.9 million, respectively, for undeclared dividends on Series B Cumulative Preferred Stock (or Series B Preferred).

During the fiscal year ended March 31, 2011, we issued 1,250,000 shares of Common Stock in exchange for financial advisory and investment banking services from Pali Capital, Inc.

During the fiscal year ended March 31, 2011, we issued 940,070 shares of Common Stock to Madacy Entertainment US, Inc. in connection with the acquisition of certain assets and liabilities. Of the $1,213,000 cash consideration, $139,000 was included in accounts payable at March 31, 2011 resulting in cash paid of $1,074,000 during the fiscal year ended March 31, 2011. See “Note 2. Noncontrolling Interest Liability Resulting from Purchase of Madacy Home Video.”

See accompanying notes to consolidated financial statements

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Summary of Significant Accounting Policies.

Basis of Presentation and Principles of Consolidation.

Effective June 30, 2010, Image Entertainment, Inc. (or Image) merged its wholly owned subsidiaries, Egami Media, Inc. and Image Entertainment (UK), Inc., into the parent corporation, Image Entertainment, Inc. Effective August 9, 2010, we formed a new subsidiary, Image/Madacy Home Entertainment, LLC, as described in “Note 2. Noncontrolling Interest Liability Resulting from Purchase of Madacy Home Video” below.

The accompanying consolidated financial statements include the accounts of Image and its majority-owned subsidiary Image/Madacy Home Entertainment, LLC (or collectively, we, our or us).

All significant intercompany balances and transactions have been eliminated in consolidation.

Business.  We engage primarily in the domestic acquisition and wholesale distribution of entertainment content for release on DVD/Blu-ray, digitally and in other entertainment formats, via exclusive distribution and royalty agreements. We also distribute our exclusive content internationally, primarily by relying on sublicensees (particularly Universal Music Group International, BET International, Warner Music Australia and Universal Pictures Australia), from whom we receive revenues in the form of royalty income.

JH Partners Transaction.  JH Partners, LLC and certain of their affiliates, collectively JH Partners, are Image’s largest stockholders and beneficially control approximately 69% of Image’s outstanding voting power, as well as a majority of Image’s Series B Cumulative Preferred Stock (or Series B Preferred). In addition, JH Partners and Image are parties to various stockholder and management arrangements, which provide for, among other things, various equity transfer restrictions and participation rights and other requirements (including certain change-of-control events) and management fee payments. See “Note 9. Stockholders’ Equity” and “Note 14. Related Party Transactions” below.

Use of Estimates in Preparation of Financial Statements.  The preparation of our consolidated financial statements in conformity with United States generally accepted accounting principles (or U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The significant areas requiring the use of management estimates are related to provisions for lower-of-cost or market inventory write-downs, accounts receivable doubtful debt and sales returns reserves, unrecouped royalty and distribution fee advances, valuation of deferred taxes, and valuation of warrants, noncontrolling interest liability, preferred stock and share based compensation expense. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ materially from those estimates.

Concentrations of Credit Risk.  Financial instruments which potentially subject Image to concentrations of credit risk consist primarily of deposit accounts and trade accounts receivable. We place our cash with high credit quality financial institutions. Image maintains bank accounts at financial institutions, which at times may exceed amounts insured by the Federal Deposit Insurance Corporation (or FDIC) and Securities Investor Protection Corporation (or SIPC). Image has never experienced any losses related to these balances. Non-interest bearing cash balances were fully insured at March 31, 2012 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits. With respect to trade receivables, we perform ongoing credit evaluations of our customers’ financial conditions and limit the amount of credit extended when deemed necessary but generally require no collateral.

Fair Value of Financial Instruments.  The carrying amount of our financial instruments, which principally include cash, trade receivables, accounts payable and accrued expenses, approximates fair value

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Summary of Significant Accounting Policies.  – (continued)

due to the relatively short maturity of such instruments. The carrying amount of debt approximates the fair value of the financial instruments, as the interest rates are variable and approximate the interest rates presently available to Image.

Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Liabilities valued with level 2 inputs are described in "Note 7 — Stock Warrant Liability and Purchase Rights Liability" below.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Liabilities valued with level 3 inputs are described in “Note 2 — Noncontrolling Interest Liability Resulting from Purchase of Madacy Home Video” below.

The following table represents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and 2011.

(In thousands)	Level 1	Level 2	Level 3	Total
Noncontrolling interest liability – March 31, 2011	$—	$—	$2,603	$2,603
Change in fair value of noncontrolling interest liability	—	—	(2,103)	(2,103)
Noncontrolling interest liability – March 31, 2012	$—	$—	$500	$500
Stock warrant liability – March 31, 2011	$—	$72	$—	$72

The stock warrant liability is classified as Level 2 as the Black-Scholes model was used to determine the fair value and the related inputs are consistent with Level 2. The noncontrolling interest liability is classified as Level 3 as the fair value is based on unobservable inputs.

Revenue Recognition.  Revenue is recognized upon meeting the recognition requirements of ASC 926, Entertainment — Films and ASC 605, Revenue Recognition. Revenues from home video distribution are recognized net of an allowance for estimated returns, as well as related costs, in the period in which the product is available for sale by our customers (at the point that title and risk of loss transfer to the customer, which is generally upon receipt by the customer and in the case of new releases, after “street date” restrictions lapse). Rental revenues under revenue sharing arrangements are recognized when we are entitled to receipts and such receipts are determinable. Revenues from domestic and international broadcast licensing and home video sublicensing, as well as associated costs, are recognized when the programming is available to the licensee and other ASC 605 recognition requirements are met. Fees received in advance of availability, usually in the case of advances received from Universal Music Group International, Digital Site, and other international home video sublicensees and for broadcast programming, are deferred until earned and all revenue recognition requirements have been satisfied. Provisions for sales returns and uncollectible accounts receivable are provided at the time of sale.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Summary of Significant Accounting Policies.  – (continued)

Allowances for Sales Returns and Doubtful Accounts Receivable.  For each reporting period, we evaluate product sales and accounts receivable to estimate their effect on revenues due to product returns, sales allowances and other credits given, and delinquent accounts. Our estimates of product sales that will be returned and the amount of receivables that will ultimately be collected require the exercise of judgment and affect reported revenues and net earnings. In determining the estimate of product sales that will be returned, we analyze historical returns (quantity of returns and time to receive returned product), historical pricing and other credit memo data, current economic trends, and changes in customer demand and acceptance of our products, including reorder activity. Based on this information, we reserve a percentage of each dollar of product sales where the customer has the right to return such product and receive a credit memo. Actual returns could be different from our estimates and current provisions for sales returns and allowances, resulting in future charges to earnings. Estimates of future sales returns and other credits are subject to substantial uncertainty. Factors affecting actual returns include retailer financial difficulties, the perception of comparatively poor retail performance in one or several retailer locations, limited retail shelf space at various times of the year, inadequate advertising or promotions, retail prices being too high for the perceived quality of the content or other comparable content, the near-term release of similar titles, and poor responses to package designs. Underestimation of product sales returns and other credits would result in an overstatement of current revenues and lower revenues in future periods. Conversely, overestimation of product sales returns would result in an understatement of current revenues and higher revenues in future periods.

Similarly, we evaluate accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, including an analysis of specific risks on a customer-by-customer basis for our larger customers and an analysis of the length of time receivables have been past due. Based on this information, we reserve an amount that we believe to be doubtful of collection. If the financial condition of our customers were to deteriorate or if economic conditions were to worsen, additional allowances might be required in the future. Underestimation of this allowance would cause accounts receivable to be overstated and current period expenses to be understated. Overestimation of this allowance would cause accounts receivable to be understated and current period expenses to be overstated.

Inventories.  For each reporting period, we review the value of inventory on hand to estimate the recoverability through future sales. Values in excess of anticipated future sales are booked as obsolescence reserve. Inventories consist primarily of packaged goods for sale (which are stated at the lower-of-cost or market, with cost being determined on an average-cost basis) and unamortized non-recoupable production costs. See "Non-Recoupable Production Costs" below.

Non-Recoupable Production Costs.  The costs to produce licensed content for domestic and international distribution include the cost of converting film prints or tapes into the optical disc format. Costs also include menu design, authoring, compression, subtitling, closed captioning, service charges related to disc manufacturing, ancillary material production, product packaging design and related services, and the overhead of our creative services and production departments. A percentage of the capitalized production costs are amortized to expense each month based upon: (i) a projected revenue stream resulting from distribution of new and previously released exclusive content related to such production costs; and (ii) management’s estimate of the ultimate net realizable value of the production costs. Estimates of future revenues are reviewed periodically and amortization of production costs is adjusted accordingly. If estimated future revenues are not sufficient to recover the unamortized balance of production costs, such costs are reduced to their estimated fair value.

Royalty and Distribution Fee Advances, Recoupable Production Advances.  Royalty and distribution fee advances represent fixed minimum payments made to program suppliers for exclusive content distribution rights. A program supplier’s share of exclusive program distribution revenues is retained by us until the share equals the advance(s) paid to the program supplier plus recoupable production costs. Thereafter, any excess is paid to the program supplier. In the event of an excess, we also record, as a cost of sales, an amount equal to

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Summary of Significant Accounting Policies.  – (continued)

the program supplier’s share of the net distribution revenues. Royalty and distribution fee advances are charged to operations as revenues are earned. Royalty distribution fee advances and recoupable production costs are amortized to expense in the same ratio that current period revenue for a title or group of titles bears to the estimated remaining unrecognized ultimate revenue for that title. Revenue and cost forecasts are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that an individual title or group of cross-collateralized titles which we exploit via home entertainment formats (such as DVD, Blu-ray, digital, CD or broadcast) will result in an ultimate loss, an accelerated impairment charge is recognized to the extent that capitalized advance royalties and distribution fees and recoupable production costs exceed estimated fair value, based on discounted cash flows, in the period when estimated. For fiscal years ended March 31, 2012 and 2011, we recorded a royalty and distribution fee advance acceleration and fair value write-down of $1.1 million and $4.1 million, respectively.

Property, Equipment and Improvements.  Property, equipment and improvements are stated at cost less accumulated depreciation and amortization. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation and amortization are computed by applying the straight-line method over the estimated useful lives of the machinery, equipment and software (3 – 7 years). Leasehold improvements are amortized over the shorter of the useful life of the improvement or the 10-year life of the related leases.

Advertising Costs.  Our advertising expense consists of expenditures related to advertising in trade and consumer publications, product brochures and catalogs, booklets for sales promotion, radio advertising and other promotional costs. In accordance with ASC 720-35, Other Expenses — Advertising Costs, and ASC 340-20, Other Assets and Deferred Costs — Capitalized Advertising Costs, we expense advertising costs in the period in which the advertisement first takes place. Product brochures and catalogs and various other promotional costs are capitalized and amortized over the expected period of future benefit, but generally not exceeding six months. For fiscal 2012 and 2011, advertising and promotion expense included as a component of selling expenses was $3,775,000 and $2,358,000, respectively.

Market Development Funds.  In accordance with ASC 605-50, Revenue Recognition — Customer Payment and Incentives, market development funds, including funds for specific product positioning, taken as a deduction from payment for purchases by customers are classified by us as a reduction to revenues. Reductions to consolidated net revenues made in accordance with the guidelines of ASC 605-50 were $11,020,000 and $7,836,000 for fiscal 2012 and 2011, respectively.

Allowances Received From Vendors.  In accordance with ASC 605-50, we classify consideration received as a reduction in cost of sales in the accompanying statements of operations unless the consideration, or the consideration represents reimbursement of a specific, identifiable cost incurred by us in selling the vendor’s product.

Shipping Income and Expenses.  In accordance with ASC 605-45, Revenue Recognition — Principal Agent Considerations, we classify amounts billed to customers for shipping fees as revenues, and classify costs related to shipping as cost of sales in the accompanying consolidated statements of operations.

Major Customers and Suppliers.  Walmart and Alliance Entertainment LLC (or AEC) each accounted for approximately 11%, respectively, of our net revenues for the year ended March 31, 2012. Amazon.com, Inc. and AEC each accounted for approximately 16%, respectively, of our net revenues for the year ended March 31, 2011. No other customers accounted for more than 10% of our net revenues in fiscal 2012 or 2011. At March 31, 2012, Walmart and AEC accounted for approximately 8.1%and 7.9%, respectively, of our gross accounts receivables. At March 31, 2011, Amazon and AEC accounted for approximately 15% and 11%, respectively, of our gross accounts receivables. Our content supplied by The Criterion Collection represented approximately 23% and 26% of our fiscal 2012 and 2011 net revenues, respectively.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Summary of Significant Accounting Policies.  – (continued)

Further, 47% of our gross accounts receivables is attributable to Sony Pictures Home Entertainment (or SPHE), as they are our vendor of record for shipments of physical product to North American retailers and wholesalers. As part of our arrangement with SPHE, SPHE collects the receivables from our end customers, provides us with monthly advance payments on such receivables (less a reserve), then settles the accounts receivables accounting quarterly. See “Note 6. Long-Term Debt — New Distribution Services and License Agreement and Related Advance.”

Goodwill.  Goodwill is not amortized, but instead is tested for impairment at least annually. We performed our annual test of goodwill impairment and have concluded that there was no impairment at March 31, 2012 and 2011.

Impairment of Long-Lived Assets.  We review the impairment of long-lived and specific, definite-lived, identifiable intangible assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. We have no intangible assets with indefinite useful lives.

Foreign Currency Transactions.  Foreign currency-denominated transactions are recorded at the exchange rate in effect at the time of occurrence, and the gains or losses resulting from subsequent translation of the corresponding receivable or payable at current exchange rates are included as a component of other income and expenses in the accompanying statements of operations. To date, we have not entered into foreign currency exchange contracts.

Income Taxes.  We account for income taxes pursuant to the provisions of ASC 740, Income Taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and the future tax benefits derived from operating loss and tax credit carryforwards. We provide a valuation allowance on our deferred tax assets when it is more likely than not that such deferred tax assets will not be realized. We have a valuation allowance against 100% of our net deferred tax assets at March 31, 2012 and 2011.

ASC 740, Income Taxes, requires that we recognize in the consolidated financial statements the effect of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. The first step is to determine whether or not a tax benefit should be recognized. A tax benefit will be recognized if the weight of available evidence indicates that the tax position is more likely than not to be sustained upon examination by the relevant tax authorities. The recognition and measurement of benefits related to our tax positions requires significant judgment as uncertainties often exist with respect to new laws, new interpretations of existing laws, and rulings by taxing authorities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. For tax liabilities, we recognize accrued interest related to uncertain tax positions as a component of income tax expense, and penalties, if incurred, are recognized as a component of operating expenses.

Earnings/Loss per Share.  Basic earnings/loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share are computed using the combination of dilutive common share equivalents and the weighted-average shares outstanding during the period. Diluted loss per share is equivalent to basic loss per share, as inclusion of common share equivalents would be antidilutive for the fiscal years ended March 31, 2012 and 2011.

Series B Preferred Stock Dividends.  We record preferred stock dividends on our Series B Preferred in our consolidated statements of operations based on the value of dividends at each dividend accrual date. Our Series B Preferred has a cumulative compounding dividend rate equal to 12% per year of the liquidation preference of $1,000 per share (subject to adjustment upon any stock dividend, stock split or similar event). Dividends accrue automatically on a daily basis, but are payable in cash only when, and if, declared by the

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Summary of Significant Accounting Policies.  – (continued)

Board. Accrued dividends are compounded quarterly with the effect that an additional dividend will accrue on each share of Series B Preferred at the dividend rate on the amount so compounded until such amount is actually paid.

Stock Options and Restricted Stock Awards.  ASC 718, Compensation — Stock Compensation, establishes standards with respect to the accounting for transactions in which an entity exchanges its equity instruments for goods or services, or incurs liabilities in exchange for goods or services, that are based on the fair value of the entity’s equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. ASC 718 requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award.

Stock-Based Compensation Valuation and Expense Information.  The fair value of each option award is estimated on the date of grant using an option valuation model based on the assumptions noted in the following table. Historically, we have used Black-Scholes model to value our options that have finite vesting terms. During the fiscal year ended March 31, 2012, there were no options granted. During the fiscal year ended March 31, 2011, we granted options with performance and market conditions and therefore we used a Monte Carlo valuation model to value these options. Expected volatilities are based on historical volatility of our stock and other factors. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The following table represents the assumptions used in each of the specific models for options granted during fiscal 2011:

Monte Carlo Model Fiscal Year Ended March 31, 2011
Risk-free interest rate	0.82% – 3.01%
Expected term (in years)	3.95 years
Weighted-average vesting term (in years)	1.63 years
Expected volatility for options	98.3% – 158.7%
Expected dividend yield	0%

The expected term assumption is based on historical exercise and option expiration data for Black-Scholes grant-date valuation purposes. We believe this historical data is currently the best estimate of the expected term of a new option. We have identified two groups, management and non-management, to determine historical patterns. Expected volatility uses our stock’s historical volatility for the same period of time as the expected term. We have no reason to believe our future volatility will differ from the past. The risk-free interest rate is based on the U.S. Treasury rate in effect at the time of grant for the same period of time as the expected term. Expected dividend yield is zero, as we have historically not paid dividends.

Stock-based compensation expense during fiscal 2012 and 2011 was $1,324,000 and $568,000, respectively.

Recently Issued Accounting Standards.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This Update resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value” ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASC No. 2011-04 is not expected to have a material effect on Image’s financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This Update requires that all nonowner changes in shareholders' equity be presented

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Summary of Significant Accounting Policies.  – (continued)

either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. ASU No. 2011-05 is effective for interim and annual periods beginning after December 15, 2011, on a retrospective basis. Image is currently evaluating the effect of ASC No. 2011-05, however, the adoption is not expected to have a material effect on its financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles — Goodwill and Other (Topic 350), Testing Goodwill for Impairment, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011, however, early adoption is permitted. The adoption of ASC No. 2011-08 is not expected to have a material effect on Image's financial statements.

In December 2011, the FASB issued ASU No, 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which reconciles the differences in the requirements for offsetting assets and liabilities in the presentation of financial statements prepared in accordance with U.S. GAAP and financial statements prepared in accordance with International Financial Reporting Standards (IFRS) that made comparability of those statements difficult. The objective of ASU No. 2011-11 is to facilitate comparison between those financial statements, specifically within the scope instruments and transaction eligible for offset in the form of derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This update is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within that fiscal year. The adoption of ASC No. 2011-11 is not expected to have a material effect on Image's financial statements as Image does not currently enter into any right of offset arrangements.

In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income — Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers changes in ASC No. 2011-05 that relate to the presentation of reclassification adjustments. ASU No. 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU No. 2011-12 is not expected to have a material effect on Image’s financial statements.

Reclassifications.  Some fiscal 2011 balances have been reclassified to conform to the fiscal 2012 presentation.

Liquidity.  During fiscal 2012, we maintained our overall liquidity and financial condition because, among other things, we continued to work with SPHE to reduce our outstanding accounts receivable and we improved our borrowing availability as a result of amending our revolving credit facility with PNC Bank, N.A., which specifically (i) decreased the availability block, (ii) increased the availability from broadcast and digital receivables, and (iii) increased the credit support provided to PNC by JH Partners. Because of our history of losses and negative cash flows, our ability to obtain adequate additional financing on satisfactory terms may be limited. Our ability to raise financing through sales of equity securities depends on general market conditions, including the demand for our common stock. We may be unable to raise adequate capital through the sale of equity securities, and if we were able to sell equity, our existing stockholders could experience substantial dilution. If adequate financing is not available or unavailable on acceptable terms, we may find we are unable to fund expansion, continue offering products and services, take advantage of acquisition opportunities, develop or enhance services or products, or respond to competitive pressures in the industry.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Summary of Significant Accounting Policies.  – (continued)

At March 31, 2012, we had a working capital deficit of $6.4 million, compared to a working capital deficit of $3.4 million at March 31, 2011. We may need to raise additional funds to acquire the rights to content we find desirable, particularly with respect to our competition for home entertainment rights to feature films. Therefore, maximizing available working capital is critical to our business operations. The distribution advances from SPHE and Entertainment One assisted us with the purchase of Madacy and other libraries. These distribution advances augment our working capital needs in acquiring content. On June 23, 2011, we obtained a three-year revolving credit line for up to $17.5 million. See “Note 5. Revolving Credit Facility” below. Our ability to borrow against collateralized assets such as receivables and inventory is more favorable compared to our previous revolving credit line.

We also continue to benefit from the cost reduction plan initiated in the latter half of fiscal 2010. These improvements in liquidity enabled Image to increase its investment in high-profile content (including Radio Rebel (starring Debby Ryan), Paul Rodriguez: Just for the Record, Note to Self (starring Christian Keys, Letoya Luckett), Love Buddies (starring Tatyana Ali, Keith Robinson), The Heart of Christmas (starring Candace Cameron Bure, George Newbern) and a program by David E. Talbert, You Can’t Choose Family) not released in fiscal 2012.

Should the transaction contemplated with RLJ Acquisition, Inc. not be consummated, Image will continue to focus on exploiting the value of our 4,000 title catalog, continue to make strategic acquisition of new products and remain committed to pursuing business combinations to maximize shareholder value. Image has several options to improve liquidity for product acquisition, which include (i) seek new cash infusion/added credit enhancements from our major shareholder, JH Partners, (ii) renegotiate terms with key suppliers/distributors, and (iii) further outsource non-core activities. Management cannot provide any assurance that we will be able to execute the options described above.

Note 2. Noncontrolling Interest Liability Resulting from Purchase of Madacy Home Video.

On September 7, 2010 (the Closing), Image and its then wholly-owned subsidiary Image/Madacy Home Entertainment, LLC (IMHE) executed an Asset Purchase Agreement with the effective date of August 31, 2010 (Purchase Agreement) with Madacy Entertainment, LP (Seller) and Madacy Entertainment US, Inc. (Madacy US). Pursuant to the Purchase Agreement, IMHE purchased Seller’s home video division, consisting of certain DVD inventory, content advances and certain other assets, including the trade name “Madacy Home Video” (collectively, the Home Video Division). Pursuant to a Sublicense Agreement also executed on September 7, 2010 with an effective date of August 31, 2010 (Sublicense Agreement), IMHE exclusively sublicensed all of Madacy US’ rights to content for distribution (the Rights).

The purchase price for the above transactions included: (i) fair value of cash payments of $1,213,000, of which $139,000 was included in accrued liabilities at March 31, 2011 and paid during fiscal year ended March 31, 2012; (ii) the issuance of 940,070 shares of unregistered Image common stock valued at $200,000 (contractually based on the average closing price for 20 trading days ending immediately before the third trading day before the effective date of the Purchase Agreement, which approximates fair value); (iii) a 30% limited liability membership interest in IMHE (IMHE Noncontrolling Interest); (iv) the assumption of Seller’s obligations by IMHE under (1) the Replication Services Agreement (Replication Services Agreement) dated July 28, 2010 with the effective date of July 1, 2010 between Sony DADC US Inc. (Sony DADC) and Seller; (2) the Security Agreement (Security Agreement) dated June 1, 2010 between Sony DADC and Seller; and (v) the execution of a Guarantee Agreement (Guarantee Agreement) dated August 31, 2010 by Image in favor of Sony DADC, guarantying all of the obligations of IMHE to Sony DADC pursuant to the Replication Services Agreement and Security Agreement. The obligations under the Replication Services Agreement include, without limitation, the repayment of a $2 million advance ($1,826,000 net of a discount of $174,000) to Sony DADC pursuant to the terms and conditions of such agreement.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Noncontrolling Interest Liability Resulting from Purchase of Madacy Home Video.  – (continued)

The IMHE Noncontrolling Interest is subject to a right of repurchase by Image on August 31, 2013 at a repurchase price calculated as the product of 2.25 times the operating income for four consecutive fiscal quarters ending on or prior to the repurchase date, as determined in accordance with the terms of the Operating Agreement executed on September 7, 2010 with an effective date of August 31, 2010 (Operating Agreement), multiplied by the IMHE Noncontrolling Interest. If Image does not repurchase the IMHE Noncontrolling Interest on August 31, 2013, then Image is required to repurchase such interest on August 31, 2014 at a repurchase price calculated as the product of 2.75 times the operating income for four consecutive fiscal quarters ending on or prior to the repurchase date, as determined in accordance with the terms of the Operating Agreement. If Image undergoes a change of control on or prior to August 31, 2013, Seller may opt to have Image repurchase the IMHE Noncontrolling Interest substantially based on the formula for a repurchase at August 31, 2013. In connection with the repurchase of the IMHE Noncontrolling Interest, the Sublicense Agreement will terminate and Madacy US will transfer all of its ownership right, title and interest in and to the Rights to IMHE, as such Rights are added to or terminated (with IMHE’s consent) during the period between August 31, 2010 and the date of Image’s repurchase of the IMHE Noncontrolling Interest.

In connection with the purchase of the Home Video Division, on September 7, 2010, Image entered into a three year Management Services Agreement with Madacy Entertainment Management LP, and IMHE entered into an Employee Services Agreement with Sonoma Entertainment LP, each of which was effective August 31, 2010. Pursuant to the Management Services Agreement, Image will pay fees for management services provided by certain employees who oversaw the Seller’s Home Video Division prior to the Closing. The management fee is $400,000 per year for each of the three years of the term, subject to adjustment based on IMHE’s operating income as calculated in accordance with the terms and conditions of the Operating Agreement (which has a $200,000 floor and an $800,000 ceiling annually), to be paid quarterly. At each of March 31, 2012 and 2011, $33,000 was included as a component of accrued liabilities, and $400,000 and $233,000 was included in general and administrative expenses for the fiscal years ended March 31, 2012 and 2011, respectively. Pursuant to the Employee Services Agreement, IMHE agreed to pay approximately CDN$29,000 per month for the services of certain people employed in connection with the Seller’s Home Video Division prior to the Closing who will continue to assist IMHE with the Home Video Division. The Employee Services Agreement will remain in effect until Image’s repurchase of the IMHE Noncontrolling Interest. For the fiscal years ended March 31, 2012 and 2011, $368,000 and $175,000, respectively, was included in selling, general and administrative expenses.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Noncontrolling Interest Liability Resulting from Purchase of Madacy Home Video.  – (continued)

The purchase price allocation was based upon our valuation using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under the acquisition method of accounting, the total purchase price was allocated to the net tangible and intangible assets of Madacy acquired, based on their estimated fair values. The total purchase price was approximately $3.6 million as follows (in thousands):

Fair value of cash payments	$1,213
Image Entertainment, Inc. Common Stock	200
Total consideration paid	1,413
Noncontrolling interest liability	2,152
Total purchase consideration	$3,565

Based upon our valuation, approximately $2.5 million of the purchase price was allocated to intangible assets, subject to amortization. We are amortizing the non-compete, trade names and customer relationships intangible assets over five years and the film library intangible assets over three years using the straight-line method of amortization. We are using straight-line amortization as it approximates the pattern of economic benefit to be derived from the intangible assets, specifically customer relationships.

The total purchase consideration was allocated as follows:

Inventories	$1,588
Royalty advances	214
Trade name	110
Customer relationships	1,104
Film library	1,303
Non-compete	25
Goodwill	1,047
Total assets acquired	5,391
Liabilities assumed – Sony liability	(1,826)
Net assets acquired	$3,565

Goodwill represents the excess of the acquisition purchase consideration over the estimated fair value of net tangible and intangible assets acquired. Goodwill will not be amortized but instead will be tested for impairment at least annually. In the event that we determine that the value of goodwill has become impaired, we will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

The results of operations for IMHE from the date of acquisition are included in our consolidated financial statements for the fiscal year ended March 31, 2012 and from acquisition to fiscal year ended March 31, 2011. The right to purchase IMHE Noncontrolling Interest is mandatorily redeemable by August 31, 2014, unless redeemed sooner at Image’s option or as a result of the put being exercised in event of a change in control.

The IMHE Noncontrolling Interest was valued using the discounted cash flow method of the income approach, where a discount rate was applied to the net operating cash flows attributable to the noncontrolling interest. The discount rate was determined by performing a market-based weighted average cost of capital (or WACC) analysis. The WACC analysis calculates the weighted average of the cost of equity using a capital asset pricing model and the cost of debt using the applicable bond yield. Additional assumptions used include 5-year financial projections, growth rates over the 5-year period, constant gross margin rates, estimated working capital requirements, and estimated tax rate. We re-evaluate the value of the non-controlling interest internally on a quarterly basis and hire a third-party valuation firm to review the value on an annual basis. Assumptions used in the valuation include operating income projections, the probability of each option to purchase the IMHE Noncontrolling Interest, and a discount rate of 35%. Since the IMHE Noncontrolling

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Noncontrolling Interest Liability Resulting from Purchase of Madacy Home Video.  – (continued)

Interest represents an unconditional obligation requiring Image to redeem the 30% ownership interest held by Madacy US by transferring its assets at specified dates, the IMHE Noncontrolling Interest was determined to be a mandatorily redeemable financial instrument. The IMHE Noncontrolling Interest of $2,603,000 at March 31, 2011 was recorded as a liability at fair value. The change in the fair value of the IMHE Noncontrolling Interest from acquisition to fiscal year ended March 31, 2011 was $526,000 and was included as a component of other income (expense) in the respective consolidated statement of operations. During the fiscal year ended March 31, 2011, Image paid $75,000 to the noncontrolling interest holder towards the amount due for its share in the fiscal 2011 net income of IMHE.

As of March 31, 2012, we revalued the IMHE Noncontrolling Interest using the same methodology as described above. Assumptions used in the valuation include operating income projections, the probability of each option to purchase the IMHE Noncontrolling Interest, and a discount rate of 30%. The IMHE Noncontrolling Interest of $500,000 at March 31, 2012 was recorded as a liability at fair value. The change in the fair value of the IMHE Noncontrolling Interest during fiscal year ended March 31, 2012 was $2,103,000 and was included as a component of other income (expense) in the respective consolidated statement of operations. During the fiscal year ended March 31, 2012, Image paid $100,000 to the noncontrolling interest holder towards the amount due for its share in the fiscal 2012 net income of IMHE.

Intangible assets related to the purchase of the Madacy Home Video Division at March 31, 2012 and 2011 consist of the following:

	March 31, 2012			March 31, 2011
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net	Useful Life (Yrs)
Customer relationships	$1,104	$(350)	$754	$1,104	$(128)	$946	5
Film library	1,303	(687)	616	1,303	(254)	1,049	3
Trade name	110	(35)	75	110	(13)	97	5
Non-compete	25	(8)	17	25	(3)	22	5
	$2,542	$(1,080)	$1,462	$2,542	$(398)	$2,144

During the fiscal years ended March 31, 2012 and 2011, the intangible asset amortization expense was $682,000 and $398,000, respectively.

Future amortization of intangible assets is approximately as follows:

Fiscal Year Ended March 31,	Amount
(In thousands)
2013	$682
2014	429
2015	248
2016	103
$1,462

Goodwill during the fiscal years ended March 31, 2012 and 2011 changed as follows:

(In thousands)	Total
Goodwill as of March 31, 2010	$5,715
Goodwill resulting from Madacy Home Video transaction	1,047
Goodwill as of March 31, 2011	6,762
Goodwill as of March 31, 2012	$6,762

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Noncontrolling Interest Liability Resulting from Purchase of Madacy Home Video.  – (continued)

During the years ended March 31, 2012 and 2011, there was no impairment relating to goodwill or intangible assets.

Note 3. Inventories.

Inventories at March 31, 2012 and 2011 are summarized as follows:

(In thousands)	2012	2011
Packaged Goods	$9,087	$8,931
Other	3,452	2,588
	12,539	11,519
Production costs, net	2,218	3,243
	14,757	14,762
Less current portion of inventories	14,202	13,709
Noncurrent inventories, principally non-recoupable production costs	$555	$1,053

Non-recoupable production costs are net of accumulated amortization of $11,922,000 and $12,564,000 at March 31, 2012 and 2011, respectively. We expect to amortize approximately 75.0% and 92.2% of the March 31, 2012 unamortized production costs by March 31, 2013 and 2014, respectively.

Note 4. Property, Equipment and Improvements.

Property, equipment and improvements at March 31, 2012 and 2011, are summarized as follows:

(In thousands)	2012	2011
Machinery, equipment and software	$1,713	$5,617
Leasehold improvements	960	960
Other	300	55
	2,973	6,632
Less accumulated depreciation and amortization	2,247	6,027
	$726	$605

Depreciation and amortization expense for the years ended March 31, 2012 and 2011 was $316,000 and $572,000, respectively. During the years ended March 31, 2012 and 2011, there was no impairment to our long-lived assets.

Note 5. Revolving Credit Facility.

On June 23, 2011, we entered into a three-year Revolving Credit and Security Agreement (or PNC Credit Facility) with PNC Bank, National Association (or PNC).

Our previous credit facility with Wells Fargo Capital Finance, LLC, as successor by merger to Wachovia Capital Finance Corporation (Western), (or Wells Fargo), which provided a revolving line of credit of up to $15 million and was set to expire on July 31, 2011, was repaid in full with proceeds from the PNC Credit Facility and terminated. The PNC Credit Facility provides for up to a $17.5 million revolving line of credit commitment, including a letter of credit subfacility with a $1.5 million sublimit. Advances under the PNC Credit Facility generally are limited to the total of: (i) 85% of eligible accounts receivable; (ii) 60% of eligible inventory (with an inventory sublimit of 25% of the borrowing base); and (iii) the lesser of $3 million or the amount of certain letters of credit provided by one or more affiliates of JH Partners, LLC (or JH Parties). The reserve against the borrowing base, or availability block, may be reduced upon meeting certain terms and conditions at PNC's discretion. In addition, the amount of outstanding credit under the PNC Credit Facility is

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Revolving Credit Facility.  – (continued)

capped at $5 million during a 30-day clean-up period annually between January 1 and April 30, with such period to commence each year on a date we select. This clean-up period was waived by PNC for calendar year 2012.

At our option, subject to certain limitations (including, most notably, on eurodollar rate advances), interest rates under the PNC Credit Facility are equal to either (a) the sum of the alternate base rate plus 1.75% or (b) the sum of the eurodollar rate plus 3.25%. For purposes of the PNC Credit Facility: the “alternate base rate” means a rate equal to the higher of (i) PNC's base commercial lending rate, (ii) the average rate on overnight federal funds plus 0.5% and (iii) the applicable daily LIBOR rate plus 1%; and the “eurodollar rate” means the interest rate determined by PNC by dividing (i) the rate which appears on the Bloomberg Page BBAM1 or another eligible source selected by PNC, by (ii) a number equal to 1.00 minus the applicable Federal Reserve percentage.

The obligations under the PNC Credit Facility are secured by a lien on substantially all of our assets. Our obligations under the PNC Credit Facility, up to a maximum of $6.5 million, are guaranteed by JH Parties, with Messrs. Theodore S. Green (our Chief Executive Officer and Chairman), John W. Hyde (our Vice Chairman) and John P. Avagliano (our Chief Financial Officer and Chief Operating Officer) providing any applicable contribution to such guaranty in the portion of their ownership of our Series B Cumulative Preferred Stock (or Series B Preferred). JH Parties also provides up to $5 million in additional credit support for our revolving line of credit, which is currently a $3.7 million irrevocable standby letter of credit, as amended through August 15, 2012. Effective July 13, 2011, the PNC Credit Facility was amended solely to allow for contemplated consideration to be paid to JH Parties, which consideration includes (i) $500,000 commitment fee and (ii) a 5% annual fee on the total credit support provided, half of which is payable monthly in cash and half of which is deferred for 12 months, convertible at JH Parties’ option into Image common stock at the end of the 12 months. See “Note 14. Related Party Transactions” below.

The PNC Credit Facility provides for certain loan covenants, including financial covenants providing for a minimum senior fixed charge coverage ratio of not less than 1.20 to 1.00 and a minimum fixed charge coverage ratio of not less than 1.10 to 1.00 (i.e., consolidated earnings before interest, taxes, depreciation and amortization, as defined in the Loan Agreement (or EBITDA) (minus unfinanced capital expenditures and income taxes) to consolidated total debt (plus certain management fees, and, in the case of the fixed charge coverage ratio, certain dividend payments) over a rolling prior four fiscal quarter period), and limitations on our ability with regard to the incurrence of debt, the disposition and preservation of collateralized assets, transactions with affiliates (other than payment of certain management fees), the existence of liens, capital expenditures, stock repurchases and dividends, investments, amendments of certain business arrangements with Sony Pictures Home Entertainment (or SPHE) and Sony DADC (collectively Sony parties) and of the IMHE management agreement and mergers, dispositions and acquisitions (with certain limited exceptions for the purchase of third-party equity interests in Image/Madacy Home Entertainment, LLC (or IMHE)). At March 31, 2012, our EBITDA resulted in a fixed-charge coverage ratio more than the required minimum senior fixed charge coverage ratio of not less than 1.20 to 1.00 and a minimum fixed charge coverage ratio of not less than 1.10 to 1.00. At March 31, 2012, our borrowing availability was $2.7 million ($4.1 million based upon eligible accounts receivable and inventory less the $1.35 million availability block) and our borrowing rates were 5.00% (based on the alternative base rate, which is Prime Rate of 3.25% plus 1.75%) and 3.72% (based on the eurodollar rate, which is three-month LIBOR of 0.47% plus 3.25%).

The PNC Credit Facility contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross defaults to certain other contracts (including, for example, business arrangements with Sony parties and other material contracts) and indebtedness and events constituting a change of control or a material adverse effect in any of our results of operations or condition (financial or otherwise). The occurrence of an event of default will increase the applicable rate of interest and

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Revolving Credit Facility.  – (continued)

could result in the acceleration of our obligations under the PNC Credit Facility and JH Parties being required to pay certain of our obligations under the PNC Credit Facility.

The agreement imposes restrictions on such items as encumbrances and liens, payments of dividends, other indebtedness, stock repurchases and capital expenditures. Any outstanding borrowings are secured by our assets. The agreement also requires us to comply with minimum financial and operating covenants.

We were in compliance with all financial and operating covenants under the Wells Credit Facility at March 31, 2011, and when terminated on June 23, 2011, and are in compliance with all financial operating covenants under our PNC Credit Facility at March 31, 2012. However, given our current liquidity constraints, it is not possible to determine whether we will be in compliance with all financial and operating covenants in the future although we expect to be in compliance with all covenants.

On November 2, 2011 we entered into the Second Amendment to Revolving Credit and Security Agreement with PNC. Among other non-substantive changes, the amendment revised a financial covenant definition. There was no change to the borrowing capacity.

On February 29, 2012 we entered into the Third Amendment to Revolving Credit and Security Agreement with PNC. The amendment lowered the availability block from $2.6 million to $1.35 million thereby improving liquidity. Among other non-substantive changes, the amendment revised definitions for a financial covenant and eligible receivables. There was no change to the borrowing capacity.

At March 31, 2012, we had $12.9 million outstanding under the revolving credit facility. At March 31, 2011, we had $6.1 million outstanding under the previous revolving credit facility.

Prior to June 23, 2011, our Loan and Security Agreement, as amended (or Loan Agreement), with Wells Fargo provided us with a revolving line of credit of up to $20 million on (reduced to $15 million February 1, 2011). Actual borrowing availability under the line was based upon our level of eligible accounts receivable and eligible inventory. Eligible accounts receivable primarily included receivables generated by domestic sales. The Loan Agreement would have expired on July 31, 2011. In connection with our January 2010 sale of preferred stock to affiliates of JH Partners, LLC, (or JH Transaction) these investors provided to Wells Fargo a $5.0 million irrevocable standby letter of credit through August 6, 2011 as credit support for our revolving line of credit. Borrowings bore interest at either the Prime Rate (3.25% at June 23, 2011 and at March 31, 2011) plus up to 1.5% or, at our option, LIBOR (three month LIBOR — 0.25% at June 23, 2011 and 0.31% at March 31, 2011) plus up to 4.0%, subject to minimum borrowing levels. The level of interest rate margin to Prime Rate or LIBOR was dependent upon our future financial performance as measured by EBITDA.

We were required to maintain a minimum fixed charge coverage ratio of 1.1 to 1.0 measured at the end of each month on a fiscal year-to-date basis. If we maintained minimum borrowing availability equal to, or greater than, $1.5 million, our fixed-charge coverage ratio was not tested. At March 31 2011, we were not tested for such covenant compliance because we had availability in excess of the required $1.5 million minimum. Had we been tested, our EBITDA would have resulted in a fixed-charge coverage ratio more than the required 1.1 to 1.0. At March 31, 2011, our borrowing availability was $7.1 million ($8.6 million based upon eligible accounts receivable less the $1.5 million minimum requirement).

Note 6. Long-Term Debt.

Distribution Services and License Agreement and Related Advance

On August 23, 2010, we signed a three-year Distribution Services and License Agreement with Sony Pictures Home Entertainment Inc. (SPHE), to act as exclusive manufacturer to meet Images DVD requirements, including Blu-ray Disc high-definition format, and to provide related distribution and other logistics services in exchange for certain fees. SPHE acts as our vendor of record for shipments of physical product to North American retailers and wholesalers. However, under our relationship with SPHE, Image is responsible for the credit risk from the end customer with respect to accounts receivable and risk of inventory

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Long-Term Debt.  – (continued)

loss. On September 8, 2010, an interest-free $2.5 million advance against future replication from SPHE, to be repaid at $0.15 per disc manufactured until the advance was repaid, of which approximately $601,000 was repaid at March 31, 2011, and repaid the remainder at March 31, 2012, and a $750,000 non-recoupable advance were received from SPHE and were used to reduce then-outstanding borrowings under our previous revolving credit facility with Wells Fargo Capital Finance (or Wells Fargo). The non-recoupable advance was used to pay the fee incurred for terminating our arrangement with our former replicator resulting in a net zero effect to cost of sales. After the first year, the unrecouped portion of the recoupable advance is refundable, but the unrecoupable advance is nonrefundable. Until the recoupable advance was repaid, SPHE had a security interest in all Image’s assets in second position behind PNC.

As the SPHE $2.5 million recoupable advance, or deferred manufacturing credit, was non-interest bearing, we imputed and recorded a debt discount of $218,000 based upon a three-year loan interest rate of 5.5%. Amortization of the debt discount was a noncash interest expense and totaled $149,000 and $69,000 in fiscal 2012 and 2011, respectively. The deferred manufacturing credit was classified in long-term debt, net of current portion, after manufacturing commenced in October 2010. We amortized the deferred manufacturing credit as a reduction to inventory purchase cost based upon actual discs manufactured by SPHE. Amortization of the deferred manufacturing credit, included as a component of cost of sales, totaled $178,000 and $40,000 for SPHE in fiscal 2012 and 2011, respectively.

Transaction with JH Partners, LLC and Affiliates

Effective August 31, 2010, we entered into an amendment to the Replication Services Agreement and Security Agreement between Sony DADC US Inc. (Sony DADC) and Madacy Entertainment LP, which included execution of the Guarantee Agreement dated August 31, 2010 by Image in favor of Sony DADC, guarantying all of the obligations of IMHE to Sony DADC pursuant to the Replication Services Agreement and Security Agreement. The obligations under the Replication Services Agreement include, without limitation, the repayment of a $2 million advance to Sony DADC pursuant to the terms and conditions of such agreement. The $2 million advance is to be repaid at $0.10 per IMHE disc manufactured until the advance is repaid, of which approximately $554,000 and $392,000 has been repaid at March 31, 2012, and 2011, respectively. At March 31, 2012 and 2011, $1.1 million and $1.6 million, respectively, of this advance remains outstanding. As the obligation is non-interest bearing, we have imputed and recorded a debt discount of $174,000 to the $2 million advance based upon a three-year loan interest rate of 5.5%. Amortization of the debt discount related to Sony DADC was a noncash interest expense and totaled $78,000 and $54,000 for fiscal 2012 and 2011, respectively.

Long-term debt at March 31, 2012 and 2011, consisted of the following:

(In thousands)	March 31, 2012	March 31, 2011
Subordinated manufacturing advance obligation, less debt discount of $42-March 31, 2012; $269-March 31, 2011	$1,013	$3,238
Current portion of long-term debt, less debt discount of $40-March 31, 2012; $175-March 31, 2011	664	1,795
Long-term debt less current portion, less debt discount	$349	$1,443
Prior Disc Replication Agreement and Related Advance

Prior to August 23, 2010, Arvato Digital Services LLC (or Arvato) manufactured our DVDs and the majority of our CDs. On June 30, 2006, we received an interest-free $10.0 million advance against future manufacturing from Arvato, to be repaid at $0.20 per disc manufactured, plus payment of a $0.04 administrative fee per disc manufactured until the advance is repaid. On January 25, 2010, we repaid the remaining $1.8 million manufacturing advance. There was no amount remaining under the previous advance from Arvato at March 31, 2011.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Long-Term Debt.  – (continued)

Arvato had a security interest in all of our assets in second position behind Wells Fargo. As the obligation was non-interest bearing, we initially imputed and recorded a debt discount of $1,945,000 to the $10.0 million face amount of the advance based upon our then-borrowing rate with our bank and recorded a deferred manufacturing credit, classified in other long-term liabilities. We were amortizing the debt discount, using the effective interest method, to interest expense. We were amortizing the deferred manufacturing credit as a reduction to the disc purchase cost based upon actual discs manufactured by Arvato. The $0.04 administrative fee per disc manufactured was being recorded as an additional inventory manufacturing cost.

The fair values of our outstanding stock warrant, purchase rights and embedded derivatives are adjusted to their fair values at the end of each reporting period, with liability increases and decreases recorded as other income or expense during the reporting period. The fair value of the stock warrant is estimated by using the Black-Scholes pricing model where the inputs are consistently applied and reflect the contractual terms of the warrant, including the period to maturity, and market-based parameters such as interest rates, and volatility. This model does not contain a high level of subjectivity as the valuation techniques used do not require significant judgment, and inputs thereto are readily observable from actively quoted markets. The fair value of the embedded derivatives are estimated by using pricing models, where some of the inputs to those models are based on readily observable market parameters and some inputs require valuation techniques using subjectivity and judgment.

We currently do not use hedging contracts to manage the risk of our overall exposure to interest rate and foreign currency changes. The derivative liabilities described below are not hedging instruments.

Effective August 31, 2010, we entered into an amendment to the Replication Services Agreement and Security Agreement between Sony DADC US Inc. (Sony DADC) and Madacy Entertainment LP, which included execution of the Guarantee Agreement dated August 31, 2010 by Image in favor of Sony DADC, guarantying all of the obligations of IMHE to Sony DADC pursuant to the Replication Services Agreement and Security Agreement. The obligations under the Replication Services Agreement include, without limitation, the repayment of a $2 million advance to Sony DADC pursuant to the terms and conditions of such agreement. The $2 million advance is to be repaid at $0.10 per IMHE disc manufactured until the advance is repaid, of which approximately $554,000 and $392,000 has been repaid at March 31, 2012, and 2011, respectively. At March 31, 2012 and 2011, $1.1 million and $1.6 million, respectively, of this advance remains outstanding. As the obligation is non-interest bearing, we have imputed and recorded a debt discount of $174,000 to the $2 million advance based upon a three-year loan interest rate of 5.5%. Amortization of the debt discount related to Sony DADC was a noncash interest expense and totaled $78,000 and $54,000 for fiscal 2012 and 2011, respectively.

Long-term debt at March 31, 2012 and 2011, consisted of the following:

(In thousands)	March 31, 2012	March 31, 2011
Subordinated manufacturing advance obligation, less debt discount of $42-March 31, 2012; $269-March 31, 2011	$1,013	$3,238
Current portion of long-term debt, less debt discount of $40-March 31, 2012; $175-March 31, 2011	664	1,795
Long-term debt less current portion, less debt discount	$349	$1,443

Prior Disc Replication Agreement and Related Advance

Prior to August 23, 2010, Arvato Digital Services LLC (or Arvato) manufactured our DVDs and the majority of our CDs. On June 30, 2006, we received an interest-free $10.0 million advance against future manufacturing from Arvato, to be repaid at $0.20 per disc manufactured, plus payment of a $0.04

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Long-Term Debt.  – (continued)

administrative fee per disc manufactured until the advance is repaid. On January 25, 2010, we repaid the remaining $1.8 million manufacturing advance. There was no amount remaining under the previous advance from Arvato at March 31, 2011.

Arvato had a security interest in all of our assets in second position behind Wells Fargo. As the obligation was non-interest bearing, we initially imputed and recorded a debt discount of $1,945,000 to the $10.0 million face amount of the advance based upon our then-borrowing rate with our bank and recorded a deferred manufacturing credit, classified in other long-term liabilities. We were amortizing the debt discount, using the effective interest method, to interest expense. We were amortizing the deferred manufacturing credit as a reduction to the disc purchase cost based upon actual discs manufactured by Arvato. The $0.04 administrative fee per disc manufactured was being recorded as an additional inventory manufacturing cost.

Note 7. Stock Warrant Liability and Purchase Rights Liability

The fair values of our outstanding stock warrant, purchase rights and embedded derivatives are adjusted to their fair values at the end of each reporting period, with liability increases and decreases recorded as other income or expense during the reporting period. The fair value of the stock warrant is estimated by using the Black-Scholes pricing model where the inputs are consistently applied and reflect the contractual terms of the warrant, including the period to maturity, and market-based parameters such as interest rates, and volatility. This model does not contain a high level of subjectivity as the valuation techniques used do not require significant judgment, and inputs thereto are readily observable from actively quoted markets. The fair value of the embedded derivatives are estimated by using pricing models, where some of the inputs to those models are based on readily observable market parameters and some inputs require valuation techniques using subjectivity and judgment.

We currently do not use hedging contracts to manage the risk of our overall exposure to interest rate and foreign currency changes. The derivative liabilities described below are not hedging instruments.

In connection with the January 8, 2010 sale of preferred stock to JH Partners (or Transaction Date), purchase rights (or Purchase Rights) were granted to purchase additional 7,400 shares of Series B Preferred and 66,163.4 shares of Series C Preferred for an aggregate purchase price of $7.4 million divided in two equal tranches, exercisable by 120 days or May 8, 2010 and 360 days or January 3, 2011. These Purchase Rights were classified as liabilities due to the existence of events outside of Image’s control that gave rise to the possibility for ultimate settlement by a transfer of assets or cash. We performed a valuation to determine the fair value of the Series B Preferred and Series C Preferred price per share and exercise price at March 31, 2010 using an option pricing model. At March 31, 2010, the combined fair value of both tranches of Purchase Rights was $1,538,000. During the fiscal year ended March 31, 2011, both tranches of the Purchase Rights expired with respect to 7,400 shares of Series B Preferred and 66,163.4 shares of Series C Preferred. None of the purchase rights were exercised prior to expiration; therefore, at March 31, 2011 there was no remaining fair value of the Purchase Rights. The decrease in fair value of $1,538,000 was recorded as a component of other income during the fiscal year ended March 31, 2011.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Stock Warrant Liability and Purchase Rights Liability – (continued)

The fair value of the Purchase Rights liability at March 31, 2010 was determined by using the Black-Scholes option pricing model based on the following inputs:

Series B Preferred price per share	$313.89
Series C Preferred price per share	$59.15
Series B Preferred exercise price per share	$372.47
Series C Preferred exercise price per share	$70.19
Risk-free interest rate	0.2% – 0.4%
Expected term (in years)	0.75 – 0.80 years
Expected volatility for purchase rights	120% – 150%
Expected dividend yield	0% – 12%

Stock Warrant Liability

On August 30, 2006, we issued a $17,000,000 senior secured note (or Note) and a related warrant to purchase 1,000,000 shares of our common stock to Portside Growth and Opportunity Fund. The Note was paid off in January 2010. The related warrant was recorded as a component of long-term liabilities.

The warrant had a term of five years and an exercise price of $4.25 per share. In the event of a change of control, the warrant must be settled in cash using the Black-Scholes model in accordance with the underlying terms contained in the warrant agreement. The transaction with JH Partners triggered the antidilution provisions contained in the warrant and as a result became exercisable for 8,018,868 shares of our common stock at an exercise price of $0.53 per share. The initial fair value of the warrant liability was determined by using the Black-Scholes valuation method as of August 30, 2006 and this model has historically been used to determine fair value as of the end of each subsequent reporting period. The assumptions used included the closing price of our common stock on the valuation date, the strike price of the warrant, the risk-free rate equivalent to the U.S. Treasury maturities, the historical volatility of our common stock and the remaining term of the warrant. The assumptions used as of March 31, 2011 are as follows:

March 31, 2011
Risk-free interest rate	0.14%
Expected term (in years)	0.42 years
Expected volatility	121.89%

The following table reflects outstanding and exercisable warrants at March 31, 2011:

	Warrants Outstanding and Exercisable
Exercise Price	Shares (In thousands)	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price
$0.53	8,019	0.42	$0.53

As the stock warrant expired in August 2011, there was no remaining balance at March 31, 2012. The balance at March 31, 2011 was $72,000. The decrease in the fair value of the stock warrant of $72,000 and $832,000 was included as a component of other income during the fiscal years ended March 31, 2012 and 2011, respectively.

Note 8. Commitments and Contingencies.

Our headquarters are located in Chatsworth, California, and consist of approximately 30,000 square feet on one floor of a multi-tenant building. The monthly rent is $46,000 per month, on a gross basis. The office lease, as amended, has an initial 10-year term expiring June 30, 2014 with two five-year options. In addition, we lease storage space in the building at a rate of approximately $4,600 per month.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Commitments and Contingencies.  – (continued)

Future minimum annual rental payments by year under operating leases at March 31, 2012, are approximately as follows:

Fiscal	Amount
(In thousands)
2013	$552
2014	552
2015	138
$1,242

Rent expense was $602,000 and $604,000 for fiscal 2012 and 2011, respectively.

Employment Agreements.  At March 31, 2012, our future contractual obligations under eight employment (including one consulting) agreements are 1,833,000, and $124,000 for the fiscal years ending March 31, 2013 and 2014, respectively.

Other.  At March 31, 2012, our future obligations by year for royalty advances, minimum royalty guarantees and exclusive distribution fee guarantees under the terms of our existing licenses and exclusive distribution agreements were as follows:

Fiscal	Amount
(in thousands)
2013	$16,648
2014	5,437
$22,085

At March 31, 2012, we had accrued $2.2 million of the fiscal 2013 obligation, not included above, as the content suppliers have met their related contractual requirements.

Note 9. Stockholders’ Equity.

Stock Awards, and Options.  As of March 31, 2012, we had four equity compensation plans: the 2011 Equity Incentive Plan (2011 Plan), the 2010 Equity Incentive Award Plan (2010 Plan), the 2008 Stock Awards and Incentive Plan (2008 Plan) and the 2004 Incentive Compensation Plan (2004 Plan, and together with the 2011 Plan, the 2010 Plan and the 2008 Plan, the Plans). The 2011 Plan provides for stock options, stock appreciation rights, stock awards, restricted stock awards and stock units, performance shares and performance units conditioned upon meeting performance criteria, and other stock or cash-based awards. The 2010 Plan provides for stock options, stock appreciation rights, restricted stock awards and restricted stock units, dividend equivalents, stock payment awards and other stock or cash-based awards that may be payable upon attainment of pre-established performance goals. The 2008 Plan provides for equity awards, including stock options, stock appreciation rights, restricted stock awards, performance awards, phantom stock awards, or stock units. The 2004 Plan provides for equity awards, including stock options and restricted stock units.

At March 31, 2012, there were approximately 19,200,000 shares available for future grants under the 2011 Plan, nine shares available for future grants under the 2010 Plan, 622,500 shares available for future grants under the 2008 Plan and 845,930 shares available for future grants under the 2004 Plan.

Under the Plans, the maximum term allowed for an option is 10 years and a stock award shall either vest or be forfeited not more than 10 years from the date of grant.

During fiscal 2011, we granted 12,678,000 options under the 2010 Plan on November 19, 2010 at an exercise price of $0.20, which was $0.05 higher than the closing stock price of $0.15 on the date of grant. The options are subject to performance conditions and either time-based vesting or market conditions. As a result, we used a Monte Carlo simulation model (Monte Carlo) to determine the fair value of these stock

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Stockholders’ Equity.  – (continued)

options. The Monte Carlo model required the input of subjective assumptions, including items such as the expected term of the options. If factors change and we use different assumptions for estimating share-based compensation expense related to stock options, our share-based compensation expense may differ materially from that recorded in the current period. The weighted-average grant-date fair value for options granted during the fiscal year ended March 31, 2011 was $0.09 per share.

On November 19, 2010, three types of options were granted (Types A, B and C) from the 2010 Plan. Type A options have time based vesting as follows: 25% vests on January 8, 2011 and 6.25% vests each three-month period thereafter (vesting round up to nearest whole share).Type A options will be 100% vested on January 8, 2014. Type B options have market conditions as well as performance conditions as follows: 100% vested upon the earlier of (i) the date the stock's fair market value equals or exceeds $0.0733 for any 20 out of 30 consecutive trading days on or after January 8, 2012, (ii) a change in control in which Image’s Common Stock's equity value equals or exceeds $0.0733 per share, or (iii) January 8, 2019. Type C options have market conditions as well as performance conditions as follows: 100% vested upon the earlier of (i) the date Image’s Common Stock's fair market value equals or exceeds $0.19 for any 20 out of 30 consecutive trading days on or after January 8, 2013 (ii) a change in control in which the stock's equity value equals or exceeds $0.19 per share, or (iii) January 8, 2019.

There were no options granted subsequent to the November 19, 2010 grant, through March 31, 2012.

Stock option activity under the Plans for the fiscal year ended March 31, 2012, and changes during the year then ended are presented below:

Options	Shares (000)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding at March 31, 2011	13,037	$0.252
Granted	—	—
Exercised	—	—
Forfeited or Expired	(80)	1.791
Outstanding at March 31, 2012	12,957	$0.237	8.574	$—
Exercisable at March 31, 2012	5,103	$0.294	8.468	$—

The aggregate intrinsic value of our outstanding options represents the total pre-tax intrinsic value, based on our options with an exercise price less than Image’s closing stock price of $0.075 as of March 31, 2012, which theoretically could have been received by the option holders had all option holders exercised their options as of that date. There was no aggregate intrinsic value of options outstanding or exercisable as there were no in-the-money options exercisable as of March 31, 2012 and 2011. There were no options exercised, and thus no aggregate intrinsic value of options exercised, during the fiscal year ended March 31, 2012 and 2011. At March 31, 2012, there were approximately 20,668,000 shares of common stock available for new awards, including stock options, to our directors and employees.

As of March 31, 2012, there were 7,854,000 unvested stock options and $357,000 in remaining unamortized stock based compensation expense.

As there were no exercises of stock options, there was no excess tax benefit recorded for the tax deductions related to stock options during fiscal 2012 and 2011.

The following table summarizes significant ranges of outstanding and exercisable options at March 31, 2012:

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Stockholders’ Equity.  – (continued)

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares at March 31, 2012 (In thousands)	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares at March 31, 2012 (In thousands)	Weighted- Average Exercise Price
Under $2.00	12,856	8.6	$0.209	5,002	$0.223
$2.01 to $4.00	101	2.5	3.800	101	3.800
	12,957			5,103

During fiscal 2012, we granted 800,000 restricted stock awards under the 2011 Plan on December 6, 2011 to two independent directors. The restricted shares were issued on the date of grant, but will not be transferrable until their restrictions are removed. We measured the fair value of the restricted stock on the date of grant based on the closing market price of our common stock on that day, which was $0.05 per share. We amortize this value to stock-based compensation expense over the vesting period, which is in equal installments quarterly over three years. We have assumed that all of the restricted stock will ultimately vest, and therefore we have not incorporated a forfeiture rate for purposes of determining the stock-based compensation expense; however the restricted stock may be subject to forfeiture if the director terminates his or her service during the vesting period.

On November 19, 2010, an aggregate of 25,790,000 shares of restricted stock awards were granted under the 2010 Plan to five members of management.The restricted shares were issued on the date of grant, but will not be transferable until their restrictions are removed. The restrictions are similar to the vesting terms described above for the options granted on the same date, however, the restricted stock awards are subject to transfer restrictions equal to the percentage of stock sold by the JH Entities. At March 31, 2012, this sales percentage was zero so none of these restricted stock awards are transferable. Further, the stock awards are subject to forfeiture until certain vesting conditions are met.We measured the fair value of the restricted stock on the date of grant based on the closing market price of our common stock, which was $0.15 per share, and to the extent vesting is contingent upon achieving a target market price we determined the stock’s fair value using a Monte Carlo simulation model. We amortize this value to stock-based compensation expense ratably over the award’s explicit service period of 4.1 years.To the extent the awards vest before 4.1 years, compensation expense will be accelerated based on actual vesting.

On September 17, 2010, an aggregate of 200,000 shares of restricted stock awards were granted under the 2008 Plan to two independent directors. The restricted shares were issued on the date of grant, but will not be transferable until their restrictions are removed.We measured the fair value of the restricted stock on the date of grant based on the closing market price of our common stock on that day, which was $0.23 per share. We amortize this value to stock-based compensation expense ratably over the vesting period. We have assumed that all of the restricted stock will ultimately vest, and therefore we have not incorporated a forfeiture rate for purposes of determining the stock-based compensation expense; however the restricted stock may be subject to forfeiture if the director terminates his or her service during the vesting period.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Stockholders’ Equity.  – (continued)

Restricted stock award activity under the Plans for the fiscal year ended March 31, 2012, and changes during the year then ended are presented below:

Restricted Stock Awards	Shares (000)	Weighted- Average Exercise Price
Nonvested at March 31, 2011	25,956	$0.151
Granted	800	0.050
Vested	(133)	0.141
Forfeited	—	—
Nonvested at March 31, 2012	26,623	$0.148

Compensation expense relating to these stock options and restricted stock awards for the fiscal years ended March 31, 2012 and 2011 was approximately $1,324,000 and $568,000, respectively. Unrecognized stock-based compensation expense relating to these stock options and restricted stock awards of approximately $3,165,000 at March 31, 2012 is expected to be expensed ratably over the remaining grant-specific respective vesting and derived service periods through December 2014.

Stockholder Rights Plan.  On October 31, 2005, we adopted a stockholder rights plan intended to protect the interests of the stockholders from coercive, abusive or unfair takeover tactics.

On January 8, 2010, in connection with the JH Partners transaction, this stockholder rights plan was terminated.

Preferred Stock.  In January 2010, Image issued 22,600 shares of Series B Cumulative Preferred Stock (or Series B Preferred) and 202,066.6 shares of Series C Junior Participating Preferred Stock (or Series C Preferred), which automatically converted into common stock in November 2010 upon shareholder approval of the increased authorized number of common stock. After conversion of the outstanding Series C Preferred, no further shares of Series C Preferred remain outstanding.

The Series B Preferred bears a cumulative dividend equal to 12% per annum of the liquidation preference of $1,000 per share (subject to adjustment upon any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred) compounding quarterly. Dividends accrue automatically on a daily basis whether or not declared by our board of directors, but are payable in cash only when, and if, declared by the board. If not declared and paid earlier, such dividends are payable upon liquidation. So long as any shares of Series B Preferred are outstanding and until all dividends on the Series B Preferred have been paid or declared and set aside for payment, we will be prohibited from (i) declaring or paying any dividend (whether in cash or property) on any shares of our preferred stock or Common Stock, and (ii) subject to certain exceptions, redeeming any shares of our preferred stock or Common Stock. The Series B Preferred also has liquidation preference with priority over liquidating distributions to holders of Common Stock or any capital stock that ranks junior to the Series B Preferred equal to the sum of (i) $1,000 per share (subject to adjustment upon any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred) (or Liquidation Preference) and (ii) an amount equal to all accrued but unpaid dividends thereon. The Series B Preferred has an aggregate Liquidation Preference at March 31, 2012 and 2011 of $29.4 million and $26.1 million, respectively. In the event of any merger of Image with or into another person or of any person with or into Image, any sale, transfer, lease or conveyance to another person of all or substantially all of our property or any statutory share exchange of Image with another person, each share of Series B Preferred will be entitled to receive an amount in cash equal to the sum of (y) the Liquidation Preference and (z) the amount per share equal to accrued but unpaid dividends. Certain internal reorganization transactions will not trigger the foregoing payment right. Holders of Series B Preferred do not have any voting rights, including the right to elect directors, other than those rights required by law but do

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Stockholders’ Equity.  – (continued)

have limited voting rights with respect to matters affecting the rights and privileges of the Series B Preferred. The Series B Preferred is not redeemable by us or its holders and is not convertible.

Image employed an option pricing model to determine the relative fair value of the Series B Preferred, Series C Preferred and the Purchase Rights (see Note 7 above). The Series B Preferred and Series C Preferred, prior to conversion, were classified as mezzanine equity. The Series B Preferred is classified as mezzanine equity due to the clause in the Certificate of Designation, which provides upon a merger or other reorganization events, as defined, the Series B Preferred is cash settled. This redemption event would likely be outside of Image’s control. The Series C Preferred was classified as mezzanine equity, prior to conversion, due to certain obligations under a related registration rights agreement (or RRA), which would not be in Image’s control. The costs associated with the preferred stock transaction reimbursed to the Investors reduced the proceeds received by Image and affected the calculation of the fair value of Series C Preferred. The calculated affect was recorded as a deemed dividend on Series C Preferred.

Note 10. Net Income (Loss) per Common Share Data.

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per common share for the years ended March 31, 2012 and 2011:

(In thousands, except per share data)	2012	2011
Net income	$88	$1,714
Dividend on Series B Preferred	(3,272)	(2,930)
Deemed dividend on Series C Preferred	—	(359)
Net loss applicable to common shareholders – basic and diluted numerator	$(3,184)	$(1,575)
Weighted-average common shares outstanding – basic denominator	255,856	110,310
Effect of dilutive securities	—	—
Weighted-average common shares outstanding – diluted denominator	255,856	110,310
Net loss per common share:
Basic and diluted net loss per common share	$(0.01)	$(0.01)

Outstanding common stock options and warrants not included in the computation of diluted net loss per common share totaled 12,957,000 and 21,056,000, respectively, for the years ended March 31, 2012 and 2011, as their effect would be antidilutive.

On November 18, 2010, our authorized number of shares of common stock was increased from 100,000,000 to 500,000,000 which allowed for the conversion in full of the outstanding shares of Series C Preferred, each of which converted into 1,000 shares of common stock. Image’s 202,066.6 outstanding shares of Series C Preferred converted into 202,066,600 shares of common stock.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Income Taxes.

We do not believe that we have included any “uncertain tax positions” in our federal income tax return or any of the state income tax returns we are currently filing. We have made an evaluation of the potential effect of additional state taxes being assessed by jurisdictions in which we do not currently consider ourselves liable. We do not anticipate that such additional taxes, if any, would result in a material change to our financial position. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at March 31, 2011	$105
Additions based on current year tax positions	—
Additions for prior year tax positions	—
Reductions related to lapse of statute of limitations	(30)
Balance at March 31, 2012	$75

If recognized, the entire amount of unrecognized tax benefits would be recorded as a reduction in income tax expense. The amount accrued for payment of interest as of March 31, 2012 and 2011 was $4,000 and $9,000, respectively. We do not expect the total amount of unrecognized tax benefits to significantly increase or decrease within the next twelve months.

We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Tax years ended on or after March 31, 2008 remain open to examination by federal authorities; however, we recently closed an IRS examination for the March 31, 2008 and March 31, 2009 tax years that resulted in no adjustments. Tax years ended on or after March 31, 2007 remain open to examination by state authorities.

Valuation of Deferred Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that it is more likely than not that such deferred tax assets will not be realized, we must establish a valuation allowance. The establishment, or increase, of a valuation allowance increases income tax expense for such year. We have a valuation allowance against 100% of our net deferred tax assets, which are composed primarily of net operating loss (or NOL) carryforwards. Even though we have fully reserved these net deferred tax assets for book purposes, we would still be able to utilize them to reduce future income taxes payable should we have future earnings. To the extent such deferred tax assets relate to NOL carryforwards, the ability to use such NOLs against future earnings will be subject to applicable carryforward periods. As of March 31, 2012, we had NOL carryforwards for federal and state tax purposes of $16.3 million and $20.2 million, respectively, which are available to offset taxable income through 2032. These amounts reflect that the utilization of Image’s NOLs carryforwards is subject to a substantial annual limitation due to ownership change (such as the one that occurred at Image in 2010) limitations as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state limitations. This resulted in approximately $25.3 million and $22.7 million of federal and state NOL carryforwards, respectively, being subject to limitations that caused these carryforwards to expire without utilization in 2010. As a result, Image has written-off the deferred tax assets associated with the excess net operating losses, along with the corresponding valuation allowance. In addition, Image may incur further limitations on the use the available NOLs in connection with the proposed RLJ transaction. We are currently in consultation with outside tax counsel with respect to quantifying post-transaction NOL usage.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Income Taxes.  – (continued)

Income tax expense (benefit) for each of the years ended March 31, 2012 and 2011, is summarized as follows:

(In thousands)	2012	2011
Current
Federal	$—	$—
State	(66)	26
Foreign	—	—
	(66)	26
Deferred
Federal	—	—
State	—	—
	—	—
Total Tax Expense (Benefit)	$(66)	$26

The tax effects of temporary differences that give rise to a significant portion of the net deferred tax assets at March 31, 2012 and 2011, are presented below:

(In thousands)	2012	2011
Deferred tax assets:
Provision for lower of cost or market inventory write-downs	$2,194	$2,681
Net operating loss carryforwards	6,663	5,161
Allowance for sales returns	—	96
Deferred revenue	—	235
Allowance for doubtful accounts receivable	4	663
Accrued compensation and benefits	228	276
Legal settlement accrual	132	39
Depreciation and amortization	664	853
Tax credits	723	663
Stock options	488	100
Partnership investment	—	243
Other	44	77
Deferred tax assets	11,140	11,087
Less valuation allowance	(9,537)	(9,984)
Deferred tax assets	1,603	1,103
Deferred tax liabilities:
Unrealized gain/loss	(1,150)	(1,090)
Allowance for sales returns	(135)	—
Deferred revenue	(111)	—
Partnership investment	(207)	—
Other	—	(13)
Deferred tax liabilities	(1,603)	(1,103)
Net deferred tax assets	$—	$—

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Income Taxes.  – (continued)

Expected income tax expense (benefit) based on federal statutory rates for the years ended March 31, 2012 and 2011, differed from actual income tax expense (benefit) as follows:

(In thousands)	2012	2011
Expected income tax benefit	$(1,111)	$(404)
State income tax benefit, net of Federal benefit	49	162
Change in valuation allowance	(447)	(319)
Dividends on preferred stock	1,113	—
Non-deductible expenses	156	177
Provision to return adjustments	265	152
Change in tax rate	(103)	220
Other	12	38
	$(66)	$26

Note 12. Other Items — Statements of Operations.

Change in Fair Value of Noncontrolling Interest

The change in fair value of noncontrolling interest due to the valuation of the mandatorily redeemable right to purchase the IMHE Noncontrolling Interest resulted in income of $2,103,000 in fiscal 2012 and expense of $526,000 in fiscal 2011.

Other Income

Other income of $72,000 for fiscal 2012 resulted from the change in fair value of the stock warrant.

Other income of $2,386,000 for fiscal 2011 primarily consisted of $2,370,000 resulting from the change in fair values of the stock warrant liability and purchase rights.

Note 13. Other Items – Employee Benefit Plan.

Effective February 1, 2003, we established the Image Entertainment Investment Plan, a defined contribution 401(k) plan for the benefit of employees meeting certain eligibility requirements. Under the plan, participants may contribute a portion of their earnings on a pre-tax basis. Employee contributions are forwarded to the plan administrator and invested in various funds at the discretion of the employee. Initially we matched some portion of those contributions based upon the employee’s compensation status in accordance with the U.S. Internal Revenue Code. The plan was amended on January 29, 2010. Effective for payroll periods on or after March 1, 2010, the employer matching contributions to the 401(k) plan were suspended. Matching contributions for payroll periods before that date were not affected. As a result of the amendment, in accordance with the Internal Revenue Service guidelines, the contributions of the highly compensated employees will be capped annually. The cap will be determined based on the results of the actual deferral and contribution percentage discrimination testing requirements of Code Sections 401(k) and (m). In January 2011, the plan was further amended to allow employer matching contributions to resume. We incurred 401(k) savings plan expenses of $97,000 and $34,000 for fiscal 2012 and 2011, respectively.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Other Items — Employee Benefit Plan.

Transaction with JH Partners, LLC and Affiliates

On December 21, 2009, we entered into a Securities Purchase Agreement, as amended on December 24, 2009, December 30, 2009 and January 20, 2010 (as amended, the SPA) with JH Partners, LLC, as the investor representative (or Investor Representative), and JH Partners Evergreen Fund, L.P. (or JH Evergreen), JH Investment Partners III, L.P. (or JH Investment III) and JH Investment Partners GP Fund III, LLC (or JH Investment GP Fund and together with JH Evergreen and JH Investment III, the Investors). Pursuant to the SPA, on January 8, 2010, we sold 22,000 shares of a newly authorized series of our capital stock entitled Series B Cumulative Preferred Stock, par value $0.0001 per share (or Series B Preferred), and 196,702 shares of a newly authorized series of our capital stock entitled Series C Junior Participating Preferred Stock, par value $0.0001 per share (or Series C Preferred and together with the Series B Preferred, the Preferred Shares), for an aggregate purchase price of $22.0 million. In connection with our sale to the Investors of the Preferred Shares, the Investors acquired control of Image. After subsequent transactions involving our capital stock, the Investors beneficially own approximately 69% of our outstanding voting securities as of March 31, 2011.

After payment to the Investor Representative of a $1 million transaction fee, akin to an investment banking fee, reimbursement of $650,000 of the Investors’ expenses and payment of other transaction-related expenses, we received net proceeds of approximately $19.0 million from the sale of the Preferred Shares. In April 2011, Image received an invoice of $539,000 from JH Partners for the reimbursement for legal expenses incurred in connection with the January 2010 acquisition transaction. Management concluded that while the legal cost was contemplated in the agreement with JH Partners, the amount could not be reliably estimated as Image was not party to the transactions with the attorneys. Accordingly, in the fourth quarter of fiscal 2011, management recorded an entry to accrue the $539,000 and to record an adjustment the Series B Preferred to the extent of the original relative fair value of the Series B Preferred in the amount of $180,000 with the remainder recorded as a beneficial conversion feature resulting in a Series C Preferred deemed dividend of approximately $359,000.

Pursuant to the SPA, we are required to pay the Investor Representative or its designee a management fee of $300,000 on each of December 31, 2010 and December 31, 2011. As of March 2012 and 2011, $600,000 and $375,000, respectively, was included as a component of accrued liabilities and $300,000 was included in general and administrative expenses for each of the fiscal years ended March 31, 2012 and 2011.

Stockholders’ Agreement

On April 14, 2010, Image entered into a Stockholders’ Agreement (Stockholders’ Agreement) with JH Evergreen, JH Investment III, JH Investment GP Fund (together with JH Evergreen and JH Investment III, the JH Stockholders), Messrs. Green and Avagliano, Producers Sales, and Ray Gagnon, an executive of Image (together with Messrs. Green and Avagliano and Producers Sales, the Management Stockholders, and the Management Stockholders and JH Stockholders collectively, the Stockholders). In addition to imposing customary transfer restrictions on Company capital stock held by the Stockholders, the Stockholders’ Agreement includes agreements among the Stockholders regarding tag-along rights, drag-along rights, and approval of a new equity incentive plan pursuant to which the Management Stockholders received stock options and restricted stock awards. In addition, the Stockholders’ Agreement gives Image a call option on capital stock and vested options held by each of the Management Stockholders, exercisable within 90 days of the termination of employment or consulting engagement of the Management Stockholder. The exercise price of the call option is based on the fair market value of the underlying shares at the time of exercise, except in the case of termination for “cause,” in which case shares underlying equity compensation awards may be purchased at the original acquisition price, if lower. We determined that the fair value of this call option is de minimis.

The Stockholders’ Agreement was entered into in connection with the April 14, 2010 purchase by the Management Stockholders of an aggregate of 2,300 shares of Image’s Series B Preferred and

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Other Items — Employee Benefit Plan.  – (continued)

20,564.3 shares of Series C Preferred from the JH Stockholders. In connection with such purchase, the Management Stockholders also became parties to the January 2010 registration rights agreement.

JH Partners, LLC and Affiliates Guaranty

In connection with PNC Credit Facility, JH Partners, LLC and certain of its affiliates guaranteed up to a maximum of $6.5 million. Effective July 13, 2011, the PNC Credit Facility was amended solely to allow for contemplated consideration to be paid to JH Parties, which consideration includes (i) $500,000 commitment fee and (ii) a 5% annual fee on the total credit support provided, half of which is payable monthly in cash and half of which is deferred for 12 months, convertible at JH Parties’ option into Image common stock at the end of the 12 months. Of this consideration, during the fiscal year ended March 31, 2012 $60,000 was included as a component of operating expense and at March 31, 2012, $543,000 was included in accrued liabilities. See “Note 5. Revolving Credit Facility” above.

Employment and Consulting Agreements

On April 14, 2010, we entered into employment agreements with Messrs. Green (our Chief Executive Officer and Chairman of the Board) and Avagliano (our Chief Operating Officer and Chief Financial Officer) and a consulting agreement with Mr. Hyde (our Vice Chairman) and his wholly owned consulting business, Producers Sales Organization. Each agreement has an initial three-year term and, subject to advance-notice termination, renews automatically for successive one-year terms. These employment and consulting agreements, which were amended on July 12, 2010, each provide for, among other things, an annual base salary or consulting fee, as applicable, of $300,000, cash bonus eligibility, stock options and restricted stock awards, severance benefits, reimbursement of commuting and relocation expenses, and certain tax gross-up payments. The stock options and restricted stock awards were granted on November 19, 2010. See above “Note 9. Stockholders’ Equity” for further discussion.

Note 15. Subsequent Event.

We have performed an evaluation of subsequent events through the date we issued these consolidated financial statements and have disclosed the following subsequent events:

RLJ Transaction

On April 2, 2012, RLJ Acquisition, Inc., that we call RLJ, and Image entered into an Agreement and Plan of Merger, which we refer to as the merger agreement. Concurrently with the execution of the merger agreement, RLJ, Acorn Media Group, Inc. (or Acorn), and the shareholders of Acorn, entered into a stock purchase agreement, which we refer as the Acorn purchase agreement. At the closing of the transactions contemplated by the merger agreement and the Acorn purchase agreement, each of Image and Acorn will be wholly owned subsidiaries of RLJ Entertainment, Inc. After the completion of the proposed business combination contemplated by the merger agreement and the Acorn purchase agreement, the current stockholders of Image and Acorn will own approximately 11% and 5%, respectively, of a new combined company, RLJ Entertainment, Inc., which we refer to as RLJ Entertainment, and the current stockholders of RLJ will own approximately 84% of RLJ Entertainment, assuming that none of the RLJ stockholders exercise their rights to redeem the RLJ stock they hold (as described below). RLJ Entertainment has applied to list its shares on The Nasdaq Stock Market. The purchase consideration for Image shareholders is valued at approximately $44.0 million. The value includes $22.6 million in cash and notes to purchase the Series B Preferred Stock of Image and RLJ Entertainment common stock valued at approximately $21.4 million in exchange for the outstanding common shares of Image.

Merger Agreement

At the closing of the merger transaction, the outstanding shares of Image common stock (excluding dissenting shares) will be automatically converted, into the right to receive a total of 2,289,000 shares of common stock of RLJ Entertainment, subject to reduction by up to 150,000 shares depending on the amount of transaction costs incurred by Image.

IMAGE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Subsequent Event.  – (continued)

All shares of the Series B Preferred Stock of Image will be purchased by RLJ immediately prior to the consummation of the merger transaction. The aggregate purchase price for the preferred stock is $22,600,000. As a result of the merger transaction, each share of the Series B Preferred Stock of Image will be canceled, without conversion, payment, or distribution.

Conditions to Completion of the Merger Transaction

Consummation of the merger transaction is subject to customary conditions, including receipt of any necessary governmental or third party consents. Consummation of the merger transaction is also subject to other conditions, including (i) the registration statement of RLJ Entertainment on Form S-4, which will include a joint proxy statement of Image and RLJ, having been declared effective by the SEC, (ii) the stockholders of Image and RLJ having approved and adopted the merger agreement, (iii) absence of a governmental order that would make the merger transaction illegal, (iv) the Acorn purchase agreement having not been terminated and the conditions to the consummation of the Acorn Transaction having been satisfied, and (v) RLJ having an aggregate of at least $92,000,000 available in cash.

Additionally, closing of the merger transaction is conditioned upon, among other things, (i) no material adverse change of Image or RLJ, (ii) certain stockholders of Image having contributed an aggregate of up to 35,401,977 shares of Image common stock to Image, and (iii) the consummation of the Image Preferred Stock purchase by RLJ for cash and subordinated promissory notes of RLJ Entertainment.

Expenses and Termination Fee

The merger agreement provides that each party will be responsible for its own costs in connection with the Merger, except that Image and RLJ will each pay half of the expenses relating to certain enumerated costs, including the preparation, filing and mailing of the registration statement and joint proxy statement.

Image must pay a termination fee of $1,620,000 plus RLJ’s expenses, if:

•	RLJ terminates the merger agreement pursuant to a “triggering event” as described above;
•	either party terminates the merger agreement pursuant to a failure by the stockholders of Image to approve the merger agreement, and prior to such failure to approve, a competing transaction with respect to Image was publicly announced; or
•	Image terminates the merger agreement pursuant to a provision allowing termination in order for Image to accept a superior proposal.

In addition, if RLJ is required to pay a termination fee to Acorn under the Acorn purchase agreement, Image must pay one-half of such termination fee actually paid by RLJ to Acorn pursuant to the Acorn Purchase Agreement, not to exceed $500,000.

Report of Independent Public Accountants

To the Board of Directors of
Acorn Media Group, Inc. and Subsidiaries
Silver Spring, Maryland

We have audited the accompanying consolidated balance sheets of Acorn Media Group, Inc. and Subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Acorn Media Group, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 14 to these consolidated financial statements, the 2011 and 2010 consolidated financial statements have been restated to reflect the correction of errors in the classification of short-term and long-term royalty advances and the presentation of unpaid minimum royalty commitments and the related royalty advance asset.

/s/ Baker Tilly Virchow Krause, LLP

Tysons Corner, Virginia
April 12, 2012

Acorn Media Group, Inc. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2011, December 31, 2010, and March 31, 2012

	2011 (Restated)	2010 (Restated)	March 31, 2012 (Unaudited)
Assets
Current Assets
Cash and cash equivalents	$1,625,426	$1,592,067	3,248,080
Accounts receivable, net of allowances of $2,423,252 and $2,332,800 and $2,314,775	14,836,147	16,057,330	9,127,201
Other receivables	30,106	48,629	2,253
Inventories, net of reserve of $631,146 and $552,300 and $778,805	8,236,460	6,732,739	7,881,467
Royalties advances	6,933,600	6,420,000	6,553,773
Prepaid expenses	1,098,887	1,311,485	1,546,753
Total current assets	32,760,626	32,162,250	28,359,527
Property and Equipment, net of accumulated depreciation of $1,264,845 and $1,078,186 and $1,311,934	202,148	352,332	202,050
Other Assets
Royalty advances, non-current	10,367,706	11,190,443	9,830,656
Intangible assets, net of accumulated amortization of $12,409,383 and $13,362,909 and $9,153,633	9,332,122	8,713,265	9,330,166
Deposits and other assets	40,040	40,087	35,455
Prepaid financing fees, non-current	—	—	826,139
Investment in equity method investee	—	—	21,270,411
Total other assets	19,739,868	19,943,795	41,292,827
Total Assets	$52,702,642	$52,458,377	69,854,404
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$4,808,428	$3,116,268	$3,241,947
Bank overdrafts	2,016,830	2,833,722	—
Accrued expenses	5,200,422	5,003,563	2,974,048
Line of credit	83,161	2,475,197	2,521,911
Term loan, current	—	—	1,012,500
Accrued royalties	9,084,774	7,652,655	7,385,181
Payroll and sales taxes payable	306,781	280,147	(238,902)
Foreign sales taxes payable	601,721	571,814	307,436
Foreign income taxes payable	531,213	497,985	967,364
Total current liabilities	22,633,330	22,431,351	18,171,485
SunTrust Term Loan, non-current	—	—	16,191,449
Subordinated debt from shareholders	—	—	2,700,000
Interest payable, subordinated debt	—	—	33,194
Accrued royalties, non-current	242,242	2,218,075	268,288
Total Liabilities	22,875,572	24,649,426	37,364,416
Stockholders’ Equity
Common stock, par value $0.01, authorized 10,000,000 shares, 1,023,466 shares issued and outstanding	10,235	10,235	10,235
Additional paid-in capital	4,450,966	4,450,966	4,450,966
Stockholder notes receivable	(683,796)	(977,694)	(683,796)
Retained earnings	26,295,236	24,627,663	29,045,028
Accumulated other comprehensive loss	(421,186)	(336,232)	(395,152)
Noncontrolling interests	759,105	617,503	646,197
Treasury stock, 50,993 shares, at cost	(583,490)	(583,490)	(583,490)
Total stockholders’ equity	29,827,070	27,808,951	32,489,988
Total Liabilities and Stockholders’ Equity	$52,702,642	$52,458,377	$69,854,404

The accompanying notes are an integral part of these consolidated financial statements.

Acorn Media Group, Inc. and Subsidiaries

Consolidated Statements of Income
For the Years Ended December 31, 2011, 2010 and 2009, and
the Three Month Periods Ended March 31 2012 and 2011

	2011	2010	2009	March 31, 2012 (Unaudited)	March 31, 2011 (Unaudited)
Net Sales, net of cooperative advertising of $5,222,161 and $3,865,117 and $2,579,657 and $1,266,839 and $750,709	$83,712,420	$82,556,000	$78,648,687	$19,345,262	$17,451,846
Cost of Sales
Third-party product	9,790,157	9,845,138	12,018,639	2,186,989	1,481,912
Shipping and fulfillment	8,461,462	8,474,068	8,585,677	2,066,323	1,582,500
Royalties	11,727,817	10,608,827	8,386,476	2,528,142	1,869,215
Duplication, packaging and labels	7,762,094	8,112,083	7,099,398	1,652,527	1,540,010
Amortization of capitalized production costs	2,953,377	2,475,504	1,972,183	723,624	542,632
Total cost of sales	40,694,907	39,515,620	38,062,373	9,157,605	7,016,269
Gross profit	43,017,513	43,040,380	40,586,314	10,187,657	10,435,577
Selling, General and Administrative Expenses	33,980,531	31,534,916	32,304,690	7,554,725	6,049,298
Operating Income	9,036,982	11,505,464	8,281,624	2,632,932	4,386,279
Other Income (Expenses)
Interest income	55,465	66,851	65,035	12,255	15,175
Interest expense	(72,496)	(140,612)	(124,763)	(123,872)	(39,184)
Miscellaneous expense	(68,972)	(47,356)	245,833	182,646	141,112
Equity in the income/(loss) of equity method investee	—	—	—	411,512	—
Total other income (expenses)	(86,003)	(121,117)	186,105	482,541	117,103
Net Income Before Income Tax	8,950,979	11,384,347	8,467,729	3,115,473	4,503,382
Income Tax Provision	842,637	760,950	461,185	231,375	111,997
Net Income	8,108,342	10,623,397	8,006,544	2,884,098	4,391,385
Less Net Income Attributable to Noncontrolling Interests	265,034	217,024	140,654	134,306	133,546
Net Income Attributable to Acorn Media Group, Inc.	$7,843,308	$10,406,373	$7,865,890	$2,749,792	$4,257,839

The accompanying notes are an integral part of these consolidated financial statements.

Acorn Media Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2011, 2010 and 2009, and
the Three Month Periods Ended March 31 2012 and 2011

	2011	2010	2009	31-Mar-12 (Unaudited)	31-Mar-11 (Unaudited)
Net Income	$8,108,342	$10,623,397	$8,006,544	$2,884,098	$4,391,385
Foreign Currency Translation Adjustment	(95,968)	(142,573)	366,223	44,262	180,780
Total Other Comprehensive Income	8,012,374	10,480,824	8,372,767	2,928,360	4,572,165
Other Comprehensive Income Applicable to Non-Controlling Interest	254,020	199,741	184,033	152,534	155,331
Comprehensive Income Attributable to Acorn Media Group, Inc.	$7,758,354	$10,281,083	$8,188,734	$2,775,826	$4,416,834

The accompanying notes are an integral part of these consolidated financial statements.

Acorn Media Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2011, 2010 and 2009, and
the Three Month Periods Ended March 31 2012

	Total Capital Contributed	Stockholder Notes Receivable	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Noncontrolling Interests	Total Stockholders’ Equity
Balance, January 1, 2009	$3,931,925	$(1,303,592)	$16,996,061	$(533,786)	$(583,490)	$280,494	$18,787,612
Repayments on Stockholders’ Notes Receivable	—	32,000	—	—	—	—	32,000
Net Income	—	—	7,865,890	—	—	140,654	8,006,544
Foreign Currency Translation	—	—	—	322,844	—	43,379	366,223
Stockholders’ Distributions	—	—	(5,907,402)	—	—	—	(5,907,402)
Balance, January 1, 2010	$3,931,925	$(1,271,592)	$18,954,549	$(210,942)	$(583,490)	$464,527	$21,284,977
Repayments on Stockholders’ Notes Receivable	—	293,898	—	—	—	—	293,898
Reclassification of Stock Options Previously Classified as Liabilities	529,276	—	—	—	—	—	529,276
Net Income	—	—	10,406,373	—	—	217,024	10,623,397
Foreign Currency Translation	—	—	—	(125,290)	—	(17,283)	(142,573)
Stockholders’ Distributions	—	—	(4,733,259)	—	—	(46,765)	(4,780,024)
Balance, December 31, 2010	4,461,201	(977,694)	24,627,663	(336,232)	(583,490)	617,503	27,808,951
Repayments on Stockholders’ Notes Receivable	—	293,898	—	—	—	—	293,898
Net Income	—	—	7,843,308	—	—	265,034	8,108,342
Foreign Currency Translation	—	—	—	(84,954)	—	(11,014)	(95,968)
Stockholders’ Distributions	—	—	(6,175,735)	—	—	(112,418)	(6,288,153)
Balance, December 31, 2011	$4,461,201	$(683,796)	$26,295,236	$(421,186)	$(583,490)	$759,105	$29,827,070
Repayments on Stockholders’ Notes Receivable	—	—	—	—	—	—	—
Net Income	—	—	2,749,792	—	—	134,306	2,884,098
Foreign Currency Translation	—	—	—	26,034	—	18,228	44,262
Stockholders’ Distributions	—	—	—	—	—	(265,442)	(265,442)
Balance, March 31, 2012	$4,461,201	$(683,796)	$29,045,028	$(395,152)	$(583,490)	$646,197	$32,489,988

The accompanying notes are an integral part of these consolidated financial statements.

Acorn Media Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011, 2010 and 2009, and
the Three Month Periods Ended March 31 2012 and 2011

	2011	2010	2009	March 31, 2012 (Unaudited)	March 31, 2011 (Unaudited)
Cash Flows from Operating Activities
Net income	$8,108,342	$10,623,397	$8,006,544	$2,749,792	$4,257,839
Reconciliation adjustments
Depreciation and amortization	3,477,679	2,918,599	2,658,904	846,164	670,534
Gain on disposal of fixed assets	—	(1,246)	38,090	—	—
Sales returns reserve	90,452	246,719	401,548	(108,513)	(1,043,780)
Inventory reserve	78,846	342,907	209,391	147,659	29,658
Stock-based compensation expense	—	—	529,276	498,829	—
Unrealized (gain) loss on derivatives	(24,400)	40,400	1,967	—	—
Equity in (earnings)/loss from equity method investee	—	—	—	(411,512)	—
Changes in assets and liabilities:
Accounts receivable, net	1,221,183	(2,589,538)	(3,816,353)	5,817,459	4,154,955
Other receivables	18,523	4,736	(2,275)	27,853	81,935
Inventories	(1,582,567)	(803,337)	1,423,854	207,334	(615,589)
Royalties advances	64,161	(1,102,240)	(2,070,148)	916,877	(1,029,613)
Prepaid expenses	212,598	(24,509)	960,195	(447,866)	(430,818)
Production and product development expenditures	(3,874,607)	(5,054,773)	(3,418,395)	(951,570)	(928,760)
Deposits and other assets	47	(6,928)	2,537	4,585	(955)
Accounts payable	1,692,160	(2,582,619)	(2,800,550)	(1,566,481)	526,340
Bank overdrafts	(816,892)	1,238,538	(830,544)	(2,016,830)	(2,271,599)
Accrued expenses	196,859	2,117,583	(72,834)	(2,259,568)	(2,721,469)
Accrued royalties	(298,738)	1,146,051	(10,361)	(1,673,547)	(479,658)
Payroll and domestic and foreign sales taxes payable	89,769	362,246	28,867	(839,968)	(865,280)
Foreign income taxes payable	33,228	331,218	423,567	436,151	267,438
Net cash provided by operating activities	8,686,643	7,207,204	1,663,280	1,376,848	(398,822)
Cash Flows from Investing Activities
Proceeds from sale of short-term investments	—	—	1,213,271	—	—
Investment in equity method investee	—	—	—	(21,871,341)	—
Dividends received from equity method investee	—	—	—	1,012,442	—
Investment in property and equipment	(36,475)	(127,888)	(141,469)	(46,989)	(21,629)
Net cash (used in) provided by investing activities	(36,475)	(127,888)	1,071,802	(20,905,888)	(21,629)

The accompanying notes are an integral part of these consolidated financial statements.

Acorn Media Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows, Continued
For the Years Ended December 31, 2011, 2010 and 2009, and
the Three Month Periods Ended March 31 2012 and 2011

	2011	2010	2009	March 31, 2012 (Unaudited)	March 31, 2011 (Unaudited)
Cash Flows from Financing Activities
Net repayments on line of credit	(2,392,036)	(1,680,713)	1,938,671	2,438,750	2,575,234
Dividends paid to noncontrolling interest	(112,418)	(46,765)	—	(265,442)	—
Proceeds from shareholder notes	—	—	—	2,700,000	—
Gross proceeds from term loan	—	—	—	18,000,000	—
Gross payments on term loan	—	—	—	(796,051)	—
Deferred financing costs	—	—	—	(826,139)	—
Stockholder distributions	(6,175,735)	(4,733,259)	(5,907,402)	—	(1,514,500)
Repayment of stockholder notes receivable	293,898	293,898	32,000	—	—
Net cash used in financing activities	(8,386,291)	(6,166,839)	(3,936,731)	21,251,118	1,060,734
Net Increase (Decrease) in Cash and Cash Equivalents	263,877	912,477	(1,201,649)	1,722,078	640,283
Effect of Foreign Currency Translation on Cash and Cash Equivalents	(230,518)	(268,073)	366,223	(99,424)	444,338
Cash and Cash Equivalents, beginning of period	1,592,067	947,663	1,783,089	1,625,426	1,592,063
Cash and Cash Equivalents, end of period	$1,625,426	$1,592,067	$947,663	$3,248,080	$2,676,684
Supplemental Cash Flow Information
Interest paid	$72,496	$128,698	$124,763	$123,872	$(39,184)
Foreign income taxes paid	$762,979	$507,516	$295,000	$233,049	$111,907

The accompanying notes are an integral part of these consolidated financial statements.

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 1 — ORGANIZATION

Acorn Media Group, Inc. (“Acorn” or “the Company”) was formed as a corporation in the District of Columbia in 1984, and elected in 1989 to be treated as an S corporation. The Company is a marketer and distributor of niche products, in particular DVDs and complementary merchandise, selling via both wholesale and proprietary direct-to-consumer channels. The Company acquires exclusive home video and digital rights from third parties, usually for a period of seven years, for a diverse array of British television and other specialty programming. The Company also creates additional content and value-added features for its DVD programming, such as interactive menus, audio commentaries, packaging and marketing materials.

The Company has two subsidiaries, Acorn Media U.K., LTD., (“Acorn UK”) and Acorn Media Australia Pty, Ltd., (“Acorn Australia”). Acorn UK is a private limited company formed on December 7, 1999 under the laws of the United Kingdom, in which the Company has an 88 percent ownership interest. Acorn Australia is a private limited company formed on January 23, 2007 under the laws of Australia, in which the Company has a 90 percent ownership interest. As of and for the year ending December 31, 2011, Acorn UK and Acorn Australia accounted for approximately 21 percent and 5 of consolidated total assets, and 18 percent and 3 percent of consolidated net sales, respectively. As of and for the year ending December 31, 2010, Acorn UK and Acorn Australia accounted for approximately 21 percent and 5 percent of consolidated total assets, and 19 percent and 4 percent of consolidated net sales, respectively. As of and for the year ending December 31, 2009, Acorn UK and Acorn Australia accounted for approximately 21 percent and 3 percent of consolidated total assets and 18 percent and 3 percent of consolidated net sales, respectively. As of March 31, 2012, Acorn UK and Acorn Australia accounted for approximately 15 percent and 3 percent of consolidated total assets, respectively. For the three month periods ended March 31, 2012 and 2011, Acorn UK accounted for 19 percent and 22 percent of consolidated net revenues, respectively, and Acorn Australia accounted for approximately 3 percent and 4 percent of consolidated net revenues, respectively.

The Company’s business operations and financial results are subject to certain risks and uncertainties, some of which may be beyond the Company’s ability to control. These include the popularity and level of consumer demand for its specialty media and other products resulting from changing consumer tastes and changes in technology which may ultimately impact the realizability of inventory, capitalized production costs and royalties advances; dependence on a limited number of suppliers for new media content; dependence on a limited number of key retailers for distribution of third-party media products; dependence on a limited number of suppliers of production materials; and dependence on key management personnel, among others. Changes in these factors could impact the Company’s overall level of business activity and results of future operations.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information — The accompanying unaudited interim consolidated balance sheet as of March 31, 2012, the consolidated statements of income, comprehensive income and cash flows for the three months ended March 31, 2011 and 2012, and the consolidated statement of changes in stockholders’ equity for the three months ended March 31, 2012 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of our financial position, as of March 31, 2012, the results of operations and cash flows for the three months ended March 31, 2011 and 2012 and stockholders’ equity for the three months ended March 31, 2012. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012 or for any other period.

Principles of Consolidation — The consolidated financial statements include the accounts of Acorn Media Group, Inc. and its subsidiaries (Acorn U.K. and Acorn Australia) in which it has a controlling

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

financial interest. Intercompany accounts and transactions have been eliminated in consolidation. In accordance with the Accounting Standards Codification (“ASC”) Topic 810, Consolidation, the carrying value and the net income or loss attributable to the noncontrolling interest in Acorn UK and Acorn Australia are presented as a separate component of stockholders’ equity and net income, respectively. Amounts attributed to noncontrolling interests are measured based upon relative stock ownership.

Accounting for Equity Method Investments — The Company accounts for its investment in entities for which it does not have a controlling financial interest using the equity method of accounting. As discussed in Note 7, the Company owns 64 percent of the voting interests in Agatha Christie Limited (ACL). However, the Company has concluded that the rights of the minority shareholders of ACL are similar to “Substantive Participating Rights” as they are defined in ASC 810-10-25-11, and that those rights in the aggregate provide the minority shareholders with the ability to participate in significant decisions that would be expected to be made in ACL’s ordinary course of business. Specifically, the minority shareholders have the right to appoint the same number of directors as Acorn and, in the event of deadlock on any decision of the board, also have a second or casting vote exercised by their appointee as chairman of ACL, which allows them to exercise control of ACL’s board of directors. As a consequence, the Company has concluded that its majority voting interest does not afford it with control sufficient to require or permit the consolidation of the financial statements of ACL under ASC 810.

The Company has concluded however that its voting interests and representation on the board of directors of ACL, along with other factors, provides it with significant influence over ACL, as that term defined in ASC 323-10-15. Accordingly, the Company accounts for its investment from the date of acquisition in accordance with ASC 323-10, using the equity method of accounting.

Under the equity method of accounting, the Company adjusts the carrying value of its investments for contributions made and distributions received, its proportionate interest in the earnings and losses of the investee, and where appropriate, the periodic depreciation or amortization attributed to the difference in the cost basis of the Company's investment and its proportionate interest in the underlying equity of the investee as of the date the investment is made. As of the date of acquisition, the Company's investment in ACL exceeded the Company's proportionate interest in the book value of ACL's net assets by approximately £8.1 million. The Company periodically evaluates the carrying value of its equity method investments for impairment, and records an impairment charge in the period in which impairment, if any, is deemed to be other than temporary.

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include the reserve for product returns, the realizability of accounts receivable, merchandise inventory, royalty advances, and capitalized production costs and product development costs. Management periodically reviews such estimates of realizability, and it is reasonably possible that management’s estimates may change, and that actual results may differ from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents include demand deposits with financial institutions and short-term, highly liquid investments purchased with original maturities of three months or less. The Company’s cash and cash equivalents consist primarily of bank checking accounts. Additionally, as of March 31, 2012, December 31, 2011 and 2010, $733,592, $1,480,434 and $1,538,366, respectively, is held in bank accounts in the United Kingdom and as of March 31, 2012, December 31, 2011 and 2010, $126,602, $142,873 and $50,398, respectively, is held in bank accounts in Australia.

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company’s cash and cash equivalents are invested in high credit-quality financial institutions. Through 2012, the Company’s cash held in non-interest bearing accounts in the U.S. are fully insured by the U.S. Government. From time to time, amounts on deposit in the U.K. may exceed €50,000 (approximately $83,000) as of December 31, 2011 and 2010, the amounts for which there is government sponsored depository insurance. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant risk on these accounts.

Bank Overdrafts — As of March 31, 2012, December 31, 2011 and 2010, the Company has bank overdrafts in the U.S. of $0, $2,016,830 and $2,833,722, respectively, representing amounts paid in excess of amounts on deposit in the related financial institution.

Significant Customers and Vendors — The Company’s credit based sales are primarily generated from product sales to large, well-known, high credit quality distributors and retail customers. The Company has concentrations of business activity with certain customers. For the three month period ended March 31, 2012, Customer A and Customer B accounted for 18 percent and 13 percent, respectively, of consolidated net sales. For the three month period ended March 31, 2011, Customer A and Customer B accounted for 20 percent and 10 percent, respectively, of consolidated net sales. For the year ended December 31, 2011, Customer A and Customer B accounted for 20 percent and 11 percent, respectively, of consolidated net sales. For the year ended December 31, 2010, Customer A and Customer B accounted for 18 percent and 10 percent, respectively, of consolidated net sales. For the year ended December 31, 2009, Customer A and Customer B accounted for 13 percent and 6 percent, respectively, of consolidated net sales. As of March 31, 2012, Customer A and Customer B accounted for 32 percent and 32 percent, respectively, of consolidated accounts receivable. As of December 31, 2011, Customer A and Customer B accounted for 37 percent and 21 percent, respectively, of consolidated accounts receivable. As of December 31, 2010, Customer A, Customer B, and Customer C accounted for 28 percent, 23 percent, and 10 percent, respectively, of consolidated accounts receivable.

The Company relies primarily on two vendors for the packaging and distribution of its products to its wholesale and retail customers. Interruption in the business operations of either of these suppliers could impact the Company’s ability to fulfill future customer orders. The Company also relies on a program content provider for certain titles that generated 21 percent and 15 percent of consolidated net revenues for the three month periods ended March 31, 2012 and 2011, respectively. These same programs generated 19 percent, 10 percent and 8 percent of consolidated net revenues for the years ending December 31, 2011, 2010 and 2009, respectively.

Derivative Financial Instruments — The Company engages in foreign currency hedging through options to manage its exposure to fluctuations in exchange rates from British Pounds into U.S. dollars related to amounts due to and due from Acorn US and Acorn UK. The Company records foreign currency derivatives at their estimated fair value, generally measured as the difference in the contract rate and the spot rate at the time of measurement. Cumulative unrealized gains or losses are recorded as assets or liabilities in the accompanying consolidated balance sheets. Changes in the estimated fair value of foreign currency derivatives over the term of the contract are recorded as gains or losses through income in the period in which they occur. The estimated fair value of foreign currency derivatives are included as a component of accrued liabilities and changes in estimated fair value are recorded as a component of miscellaneous expense in the accompanying consolidated financial statements. There were no foreign currency option agreements outstanding as of March 31, 2012, December 31, 2011 and 2010, respectively.

The Company also uses interest rate protection agreements to manage its exposure to changes in the variable interest rate applied to outstanding borrowings on its line of credit. Effective March 24, 2009, the Company entered into a forward starting interest rate swap agreement that effectively fixes the rate of interest

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

on the subject borrowings at 2.65 percent. The interest rate swap had an initial notional amount of $5,000,000 and has a maturity date of December 1, 2012. The Company records the estimated fair value of its interest rate swap agreement in the accompanying consolidated balance sheets. Changes in the estimated fair value of the interest rate swap are recorded as gains or losses through income in the period in which they occur. Net payments on the interest rate swap are settled on a quarterly basis commencing on August 1, 2010. Quarterly net settlement payments are recorded as an adjustment to interest expense in the period to which they relate.

Accounts Receivable — Accounts receivable relate primarily to the sale of DVD and third-party products generally to large, well known, credit worthy, wholesale customers. The Company analyzes its trade accounts receivables on a regular basis and provides an allowance with a corresponding charge to bad debt expense for any trade receivables for which collection is not probable. Factors used in evaluating realizability of receivables include the payment history of the customer, the age of the invoice, and the financial condition of the customer, among other factors. Total amounts charged to bad debt expense were $6,231 and $13,399 for the three month periods ended March 31, 2012 and 2011, respectively. Total amounts charged to bad debt expense were $185,720, $370,400 and $90,700, for the years ended December 31, 2011, 2010 and 2009, respectively. The Company recorded an allowance for uncollectible accounts of $0, $0 and $302,100 as of March 31, 2012, December 31, 2011 and 2010, respectively. As discussed below in the Company’s revenue recognition policy, the Company does provide a reserve for potential product returns that is presented as a direct reduction of sales and accounts receivable in the accompanying consolidated financial statements.

Inventory — Inventory is reported at the lower of cost or market value. Cost of goods sold is determined using the first-in, first-out method. Inventory consists of DVD finished goods, packaging materials for DVDs and third-party finished goods. Market value is based upon realizable value less an allowance for selling and distribution expenses. The Company evaluates its inventory at the end of each year and provides a reserve for slow moving items and unrecoverable costs. The Company’s reserve for such amounts was $778,805, $631,146 and $552,300 as of March 31, 2012, December 31, 2011 and 2010, respectively.

Royalty Advances — The Company pays royalties to publishers for the rights to sell its video products as well as to individuals involved in the production of the Company’s proprietary video programs. Generally, the related contracts for this content require the Company to make fixed advance royalty payments. Generally, a publisher’s share of the net sales of the related product is retained by the Company until the publisher’s share is equal to any royalty advance plus certain recoupable production costs, and thereafter the excess is paid directly to the publisher. Minimum royalties and advance payments are capitalized and then expensed as direct costs as the related products are sold.

The Company is contractually obligated to advance additional royalties to certain publishers to satisfy minimum royalty commitments. As of March 31, 2012, the unfunded minimum royalty commitments were $3,904,808. As of December 31, 2011, the unfunded minimum royalty commitments were $4,988,825 and are due to be paid in the period from 2012 through 2014 as follows: 2012 – $4,746,583, 2013 – $242,242.

The Company reviews its royalty advances (including amounts due under minimum commitments but not yet paid) to identify amounts that may not be recoverable. When estimates of ultimate revenues indicate that minimum and royalty advances will not be recovered through future sales, the Company records an impairment charge for amounts not expected to be recovered. For the three month periods ended March 31, 2012 and 2011, no amounts were charged to cost of goods sold for royalty advances that it deemed were no longer recoverable. For the years ended December 31, 2011, 2010 and 2009, the Company expensed to cost of goods sold $523,827, $560,414 and $1,006,864, respectively, of royalty advances that it deemed were no longer recoverable.

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Property and Equipment — Furniture, equipment, and leasehold improvements are recorded at cost and are depreciated over the estimated useful lives of the assets or the lease term in the case of leasehold improvements if shorter, using the straight-line method.

Intangible Assets — These amounts primarily include costs capitalized in connection with the production of proprietary titles (“original production costs”) and certain costs associated with the licensing and production of third-party content (“product development and licensing”). Original production costs include producing and editing original video programs. Product development and licensing costs include the cost of converting film prints or tapes into optical disc format, menu design, authoring, compression, subtitling, closed captioning and product packaging and design.

A percentage of capitalized product development and original production costs are amortized to expense each period based upon the ratio of current period sales to total projected sales associated with a title. Amortization of original production and product development and licensing costs are included as a component of cost of sales in the accompanying consolidated income statement. Management regularly reviews its capitalized production and development costs for potential impairment. When estimates of total projected revenues indicate that capitalized costs are not recoverable, management reduces the carrying value of capitalized production and development costs to estimated amounts expected to be recovered. For the three month periods ended March 31, 2012 and 2011, respectively, no amounts were charged to the amortization of original production and product development and licensing that were deemed unrecoverable. For the years ended December 31, 2011, 2010 and 2009, respectively, the Company accelerated the amortization of $22,375, $22,034 and $15,743 of original production and product development and licensing costs, as such amounts were deemed unrecoverable.

Software Development Costs — The Company incurs certain costs in the development and implementation of software used for internal purposes. Costs incurred in the planning and design of software are expensed as incurred. Costs incurred in developing and implementing software are capitalized. Capitalized costs are amortized over the estimated useful life of the software. Costs incurred for maintenance are expensed as incurred. The Company capitalized $28,598 and $26,400 in internal use software for the three month periods ended March 31, 2012 and 2011, respectively. The Company capitalized $408,984, $538,238 and $339,476 in internal use software development costs for the years ending December 31, 2011, 2010, and 2009, respectively.

Depreciation and Amortization — Depreciation and amortization are computed using the following methods and estimated useful lives:

Assets	Principal Methods	Useful Lives
Furniture and Fixtures	Straight-Line	7 Years
Computers and Equipment	Straight-Line	3 – 5 Years
Product Development and Original Production Costs	Income Forecast	5 – 7 Years
Internal Use Software Costs	Straight-Line	3 Years
Leasehold Improvements	Straight-Line	Lesser of lease term or asset life

Foreign Currency Translation — The consolidated financial statements are presented in the functional and reporting currency of Acorn Media Group, Inc. which is the U.S. dollar. For the foreign subsidiaries whose functional currency is other than the U.S. dollar (the British Pound for Acorn UK and Australian Dollar for Acorn Australia), balance sheet accounts are translated into U.S. dollars at exchange rates in effect at the end of the year and income statement accounts and cash flows are translated at average monthly exchange rates. Translation gains and losses are included as a separate component of stockholders’ equity. Realized

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

gains and losses from foreign currency denominated transactions are included in the income statement in the accompanying consolidated financial statements as a component of miscellaneous expense.

Accrued Expenses — Accrued expenses include the accrual for cooperating advertising credits earned by customers, inventory purchases, rent, utilities, professional fees and fulfillment expenses. Cooperative advertising credits in accrued expenses totaled $581,892, $1,417,063 and $1,902,452 as of March 31, 2012, December 31, 2011 and 2010, respectively. Accrued inventory purchases in accrued expenses totaled $803,067, $1,890,300 and $1,321,391 as of March 31, 2012, December 31, 2011 and 2010, respectively. Rent, utilities, professional fees and fulfillment expenses in accrued expenses totaled $234,341, $1,893,059 and $1,779,720 as of March 31, 2012, December 31, 2011 and 2010, respectively.

Income Taxes — The Company has elected to be a Subchapter S Corporation (“S corporation”) under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of the S corporation are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision for U.S. federal or state income taxes has been included in these consolidated statements. Acorn UK and Acorn Australia are subject to income taxes in their respective countries. The Company does not include or consolidate Acorn UK in its U.S. federal income tax return; rather it records income at such time as it receives dividends from Acorn UK. Acorn Australia is treated as a disregarded entity for U.S. federal income tax reporting purposes, and as such, the income or loss of Acorn Australia is included in determining U.S. federal taxable income attributable to its stockholders.

The Company presents income taxes in relation to Acorn UK and Acorn Australia. Deferred income taxes are recognized for the tax consequences in future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

For the years ended December 31, 2011, 2010 and 2009, the provision for income taxes related primarily to taxes currently payable related to Acorn UK. As of December 31, 2011 and 2010, deferred taxes related to Acorn UK were immaterial. As of December 31, 2011, the Company has recorded a net deferred tax asset related to Acorn Australia, primarily related to net operating loss carryforward, in the amount of approximately $85,000; however, the Company has provided a full valuation allowance against that deferred tax asset as it is not more likely than not that the net deferred tax asset will be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740, Accounting for Uncertainty in Income Taxes (“ASC 740”). ASC 740 clarifies the accounting for uncertain income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosures for uncertain tax positions. No interest or penalties related to uncertain income tax positions have been recorded in the accompanying consolidated financial statements for the years ending December 31, 2011, 2010 or 2009. The Company remains subject to foreign tax examinations by tax authorities for all years since inception. The Company is not currently under examination by any taxing jurisdiction.

Revenue Recognition and Reserves for Returns — Net sales consist of revenues from the sale of the Company’s DVDs and other third-party finished products. The Company provides its customers with certain rights to return purchased products. Product sales and shipping revenues, net of a provision for future estimated returns, are recorded when products are shipped and title passes to customers, provided also that persuasive evidence of an arrangement exists, the selling price is fixed or determinable, collection of amounts due is not contingent upon the resale of the products and are probable of collection, and future returns are reasonably estimable. As of the end of each reporting period, management estimates the value of future

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

product returns. In developing their estimates, management considers the volume and timing of sales and historical return rates, known or anticipated changes in customer behavior, general and industry specific economic trends, among other factors. The reserve for future returns is then generally determined as an estimated percentage of recorded sales. Management’s estimates of the timing and volume of future product returns is subject to uncertainty. The volume and timing of future returns can be significantly impacted by general economic factors, changes in customer preferences, behavior and practices, lack of success with product and promotion efforts, among others. As a result, the actual volume and timing of future returns could vary from management’s estimates and result in the reduction of future revenues and earnings. The sales return reserve as of March 31, 2012, December 31, 2011 and 2010, was $2,314,775, $2,423,252 and $2,031,700, respectively.

The Company also participates in certain cooperative advertising programs with its customers relating to promotion of Acorn’s products or preferred product position. The Company accounts for these advertising costs associated with these programs as a direct reduction of sales. Cooperative advertising costs incurred during the three months ended March 31, 2012 and 2011, and the years ended December 31, 2011, 2010 and 2009, associated with these programs were $1,266,839, $750,709, $5,222,161, $3,865,117 and $2,579,657, respectively.

Shipping and Handling Costs — The Company classifies amounts billed to customers related to shipping as a component of net sales and classifies shipping and handling related expenses as a component cost of sales in the consolidated statements of income.

Advertising Costs — All advertising costs are expensed as incurred. Advertising expense, excluding cooperative advertising expense, was $1,127,599, $878,171 and $713,518 for the years ended December 31, 2011, 2010 and 2009 respectively.

Selling, General and Administrative Expenses — Selling, general and administrative expenses include expenses related to salary and benefits, marketing and sales, catalogs, rent and other occupancy costs, and other general and administrative costs.

Accounting for Stock-Based Compensation — From time to time, the Company grants options to acquire equity interests in the Company and its subsidiaries to employees. The Company is required to recognize compensation expense for the estimated fair value of stock options. The estimated fair value of the stock options is determined using the Black-Scholes option pricing model and is normally measured on grant date, and the related compensation expense is recorded over the period that a stock option vests.

Recent Accounting Pronouncements — In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles (U.S. GAAP) and International Financial Reporting Standards (IFRS). The guidance modifies the existing standard to include disclosure of all transfers between Level 1 and Level 2 asset and liability fair value categories. In addition, it provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The guidance is effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the impact of this accounting guidance on its consolidated financial statements.

In September 2011, the FASB issued an update to the guidance related to goodwill impairment testing. The updated guidance gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

basis for determining whether it is necessary to perform the two-step goodwill impairment test. If a company concludes that this is the case, it must perform the two-step test. Otherwise, the two-step goodwill impairment test is not required. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company is currently evaluating the impact of this accounting guidance and does not expect any significant impact on its consolidated financial statements.

NOTE 3 — FAIR VALUE MEASUREMENTS

The Company is required to apply the fair value measurement provisions of U.S. generally accepted accounting principles (“U.S. GAAP”) when valuing its foreign currency derivatives, interest rate derivatives and when preparing fair value disclosures for financial instruments otherwise accounted for using historical or amortized cost.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the most advantageous market. Fair value is determined using one or more valuation techniques that include the market, income, or cost approaches.

The Company determines fair value using a hierarchy that prioritizes the use of valuation techniques based upon observable inputs over those based upon unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect assumptions made by management about a market participant’s view. Inputs are classified according to the following characteristics:

Level 1:  Quoted prices for identical instruments in active markets.

Level 2:  Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:  Significant inputs to the valuation model are unobservable.

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 3 — FAIR VALUE MEASUREMENTS  – (continued)

Material fair value measurements must be classified and presented in aggregate in tabular format based upon the lowest level of input that is significant to the fair value measurement. The Company’s financial instruments that were required to be measured and recorded at fair value on a recurring basis are presented as of March 31, 2012, December 31, 2011 and 2010, in the table below:

As of March 31, 2012

Significant Other Observable Inputs (Level 2)
Recurring Basis
Interest rate derivative	$(39,600)

As of December 31, 2011

Significant Other Observable Inputs (Level 2)
Recurring Basis
Interest rate derivative	$(35,800)

As of December 31, 2010

Significant Other Observable Inputs (Level 2)
Recurring Basis
Interest rate derivative	$(60,200)

Interest Rate Derivatives — Interest rate derivatives are generally valued using quotes received from existing or potential counterparties. The Company also may use internal models in the absence of counterparty quotes or to help evaluate the reasonableness of counterparty quotes, as most counterparties will not allow access to their proprietary models used to develop their pricing. The Company generally considers these inputs as Level 2. As discussed in Note 2, the Company entered into a single interest rate swap agreement in 2009. The estimated fair value of the Company’s interest rate swap was a liability of approximately $39,600, $35,800 and $60,200 as of March 31, 2012, December 31, 2011 and 2010, respectively. The change in the estimated fair value of the interest rate swap liability representing a loss of ($3,800) and $0 has been recorded as an adjustment to interest expense for the periods ended March 31, 2012 and 2011, respectively. The change in the estimated fair value of the interest rate swap liability representing a gain of $24,400, a loss of ($40,400) and a loss of ($19,800) has been recorded as an adjustment to interest expense for the years ended December 31, 2011, 2010 and 2009, respectively.

Foreign Currency Derivative — Foreign currency derivatives are valued using market quotes. The Company considers these inputs as Level 1 inputs. There were no foreign currency contracts outstanding as of March 31, 2012, December 31, 2011 and 2010, respectively.

Fair Value Disclosures — The Company is required to disclose the estimated fair value of financial instruments otherwise recorded at historical cost in the accompanying consolidated financial statements. The estimated fair value of cash, accounts receivable, accounts payable, and other current liabilities approximate their carrying value due to the short-term nature of these instruments. The estimated fair value of the Company’s line of credit also approximates its carrying value due to the proximity of maturity to year end and the monthly adjustment of its contractual interest rate.

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 3 — FAIR VALUE MEASUREMENTS  – (continued)

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the instruments discussed above existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of these instruments may cause the gains or losses, if any, ultimately realized on these instruments to be different than the values currently assigned.

NOTE 4 — INVENTORY

The components of the Company’s inventory are as follows:

	2011	2010	March 31, 2012
DVD finished goods	$4,023,633	$2,455,308	$3,654,032
DVD packaging	1,614,087	1,792,303	1,635,925
Other finished goods	2,598,740	2,485,128	2,591,510
Total Inventories	$8,236,460	$6,732,739	$7,881,467

Other finished goods of third party products primarily include gifts, jewelry, and home accents.

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	2011	2010	March 31, 2012
Cost
Furniture and fixtures and leasehold improvements	$529,646	$528,892	$533,151
Computers and equipment	937,347	901,626	980,831
	1,466,993	1,430,518	1,513,982
Accumulated depreciation	(1,264,845)	(1,078,186)	(1,311,934)
Net property and equipment	$202,148	$352,332	$202,048

Depreciation expense was $31,702 for three months ended March 31, 2012 and $193,583, $227,355 and $261,966 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 6 — INTANGIBLE ASSETS

Intangible assets primarily consist of the following:

	2011	2010	March 31, 2012
Acquired programming rights	$1,477,275	$1,379,284	$1,477,275
Original production costs	4,983,865	4,551,564	5,004,162
Product development and certain licensing costs	13,432,590	10,497,259	14,272,437
Internally developed software and other intangibles	1,847,775	1,438,791	1,876,800
	21,741,505	17,866,898	22,630,674
Less accumulated amortization	(12,409,383)	(9,153,633)	(13,300,508)
Total unamortized intangibles	$9,332,122	$8,713,265	$9,330,166

In November 2010, the Company acquired certain programming rights to a series of television shows. The Company purchased these rights for a total purchase price of $1,379,284, including approximately $122,000 in direct transaction costs. During 2011, the Company acquired additional programming rights to the

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 6 — INTANGIBLE ASSETS  – (continued)

series of television shows for $97,992. The Company has allocated the total purchase cost to the identifiable assets acquired in the transaction based upon their estimated fair values and has classified those assets as acquired programming rights. Acquired programming rights are being amortized and evaluated for realizability in accordance with the Company’s policy described in Note 2 for original production costs and product development and certain licensing costs.

Amortization expense related to original production costs, product development and certain licensing costs, and acquired programming rights was $723,624 and $541,633 for the three month periods ended March 31, 2012 and 2011, respectively, and has been included in cost of sales in the accompanying consolidated statements of income. Amortization expense related to original production costs, product development and certain licensing costs, and acquired programming rights was $2,953,377, $2,475,504 and $1,972,183 for the years ending December 31, 2011, 2010, and 2009, respectively, and has been included in cost of sales in the accompanying consolidated statements of income. Amortization expense related to internally developed and capitalized software costs was $90,840 and $73,642 for the three month periods ended March 31, 2012 and 2011, respectively. Amortization expense related to internally developed and capitalized software costs was $330,719, $215,743, and $150,648 for the years ended December 31, 2011, 2010, and 2009, respectively.

During 2012, 13.6 percent of the original production costs and product development and certain licensing costs are expected to be amortized. During the next three years, the Company expects to amortize 42 percent of the unamortized original production costs and product development and certain licensing costs. These costs are expected to reach 80 percent amortization in approximately five years.

NOTE 7 — INVESTMENT IN AGATHA CHRISTIE LIMITED

In February 2012, the Company acquired a 64 percent interest in ACL for total purchase consideration of £13,730,000 or approximately $21,800,000 excluding direct transaction costs. Agatha Christie is one of the best-selling novelists of all time and these literary works continue to be adapted into internationally successful films. The acquisition gives the Company a majority ownership of ACL’s extensive works including more than 80 novels and short story collections, 19 plays, a film library of nearly 40 made-for-television films including iconic characters such as Hercule Poirot and Miss Marple, which have been among the Company’s top-selling collections for many years. The investment was funded by a combination of cash on hand, a three-year, $18,000,000 term loan from a bank, a $10,000,000 revolving line of credit, and $2,700,000 in subordinated debt from certain Company stockholders (See Note 9). As discussed in Note 2, the Company accounts for its investment in ACL using the equity method of accounting.

The following summarized financial information is being provided for ACL, as our investment in ACL is material to our March 31, 2012 consolidated balance sheet and consolidated statement of income.

	ACL Statement of Income Information
	Three months ended March 31,
	(unaudited)
	2012	2011
Revenues	$2,377,000	$2,884,000
Gross Profit	$2,901,000	$1,848,000
Income from Operations	$2,310,000	$1,023,000
Net Income	$1,790,000	$970,000

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 7 — INVESTMENT IN AGATHA CHRISTIE LIMITED  – (continued)

	ACL Balance Sheet Information
	As of March 31, 2012 (unaudited)
	Current	Non-Current	Total
Assets	$9,548,000	$17,777,000	$27,325,000
Liabilities	(3,783,000)	(10,389,000)	(14,172,000)
Shareholders’ Equity			$13,153,000

NOTE 8 — STOCKHOLDERS’ EQUITY

The Company has authorized the issuance of up to 10,000,000 shares of a single class of stock. As of December 31, 2011 and 2010, 1,023,466 shares were issued and outstanding. The Company’s shareholders are subject to a stockholders agreement (the “Agreement”) which among other things restricts the sale and transfer of the Company’s stock and provides the Company with the right to repurchase outstanding shares of stock in the event of death, disability, or in the case of an employee shareholder, termination of employment. In the event of repurchase, the price to be paid by the Company is the then estimated fair market value of the stock, except for employee shareholders in their first year of employment or in the event an employee shareholder is terminated for cause (as defined in the Agreement), in which case the purchase price is the then book value of the Company.

The Company has issued stock to certain employee stockholders in exchange for notes receivable. A total of three separate notes receivable are outstanding as of December 31, 2011 and 2010. Two notes with aggregate principal balances of $96,000 as of December 31, 2011 and 2010, respectively, call for semiannual, interest-only payments of 2.15 percent of the outstanding amounts through March 31, 2013, at which time the outstanding principal balances are due in full. The third note (the “Executive Note”), with a principal balance of $587,796 and $881,694 as of December 31, 2011 and 2010, respectively, calls for annual, interest-only payments of 4.6 percent of the outstanding amount through February 28, 2012, at which time the outstanding principal balance is due in full. On March 1, 2012, the Executive Note was cancelled and replaced by a note with a principal balance of $587,796, calling for annual, interest-only payments of .2 percent of the outstanding amounts through February 28, 2014, at which time the outstanding principal and any outstanding interest is due in full. Collectively, these notes receivable are referred to as the “Stockholders’ Notes”.

The maturity of the Stockholders’ Notes is accelerated in the event of certain circumstances, including default on the payment of amounts due, termination of the employment of an employee stockholder, a merger or sale of the Company in which there is a change in control or the sale of substantially all of the Company’s assets, among other circumstances.

NOTE 9 — LONG-TERM DEBT

The Company currently has a revolving line of credit which provides for borrowings of up to $10,000,000 at the prevailing one-month LIBOR rate plus 1.90 percent (2.18 percent and 2.16 percent as of December 31, 2011 and 2010, respectively). At December 31, 2011 and 2010, the Company had $83,161 and $2,475,197, respectively, outstanding on the line of credit. The line of credit requires the Company to comply with certain financial covenants and is collateralized by the assets of the Company. Total interest expense recognized on the line of credit for the years ended December 31, 2011, 2010 and 2009, was $72,496, $140,612 and $104,090, respectively, including changes in the estimated fair value of the Company’s interest rate swap agreements.

In February 2012, in connection with the closing of the acquisition of Agatha Christie Limited, the Company renegotiated and closed on a new borrowing facility with its existing bank. The new facility provides for borrowings of $28,000,000, consisting of an $18,000,000 term loan (the “Term Loan”) and a $10,000,000 revolving line of credit (the “Line of Credit”), which replaces the previous line of credit. For

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 9 — LONG-TERM DEBT  – (continued)

outstanding borrowings on the Term Loan and the Line of Credit, the Company may choose an interest rate equal to LIBOR or a fixed rate equal to the bank’s prime rate plus a margin based upon the Company’s then leverage ratio. Interest on outstanding borrowings are due monthly on the Line of Credit, and all amounts outstanding on the Line of Credit, including unpaid interest are due upon maturity of February 28, 2015. Principal only payments are due quarterly over the three year term of the Term Loan and all remaining unpaid principal and all accrued interest are due upon maturity, February 28, 2015.

Future minimum principal payments under the Term Loan are as follows:

2012	$993,634
2013	1,240,051
2014	1,427,155
2015	14,339,160
Total	$18,000,000

Also in connection with the acquisition of Agatha Christie Limited, the Company borrowed $2,700,000 from existing stockholders of the Company (the “Subordinated Loans”). Amounts outstanding under the Subordinated Loans are subordinated to those outstanding under the Term Loan, accrue interest at a rate of 12.5 percent per annum, but interest is only required to be paid upon maturity along with all outstanding principal on February 28, 2015.

NOTE 10 — COMMITMENTS

The Company leases office space under lease agreements classified as operating leases expiring in various years through 2014. Rent expense for the three month periods ended March 31, 2012 and 2011 and for the years ended December 31, 2011, 2010 and 2009, was $157,671, $146,602, $601,917, $583,826 and $574,324, respectively.

Future minimum rental payments required under such leases that have initial or remaining non-cancelable lease terms as of December 31, 2011, are as follows:

Year ended December 31, 2011	$474,761
2012	93,564
2013	5,813
$574,138

Since December 31, 2011, the Company has extended an existing operating lease agreement and entered into an additional operating lease agreement, with commitments thereon extending into 2017. As of March 31, 2012, operating lease commitments totaled approximately $1,319,000, of which approximately $672,000 was due within one year.

Employment and Compensation Agreements — In 2011 and 2010, the Company and certain senior employees (the “Senior Employees”) entered into agreements that provide for compensation related benefits in the event of a change in control of the Company (hereafter referred to as a “Transaction”). In the event of a Transaction, the Senior Employees will be paid a retention bonus in the aggregate amount of $885,103 as of December 31, 2011. Further, if any of the Senior Employees are terminated subsequent to a Transaction without cause (as defined), they are eligible for severance payments in amounts ranging from 4 to 12 months of their then compensation. The aggregate maximum potential severance payments to Senior Employees as of March 31, 2012, December 31, 2011 and 2010 were $1,795,750, $1,798,893 and $1,439,000, respectively.

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 10 — COMMITMENTS  – (continued)

In 2010, the Company also approved a plan to provide for compensation related benefits in the event of a Transaction to all non-Senior Employees of the Company. In the event of a Transaction, the non-Senior Employees are eligible for up $810,000 in aggregate bonus compensation.

In 2010, the Company and an executive entered into an agreement that would provide the executive with a bonus totaling $2,000,000 (the “Bonus Plan”). The Bonus Plan was implemented to assist the executive with payment of his obligations under the Executive Note described in Note 8. The bonus is to be earned and paid over a period of four years, with equal payments of $500,000 made on each October 1 from 2010 through 2013. Payment of the annual bonus amount is contingent upon the executive’s continued employment. In the event of a change in control of the Company (as defined in the Agreement), any remaining unpaid amounts under the Bonus Plan will be accelerated and paid to the Executive.

Claims — From time to time, the Company is involved in various legal actions in the normal course of business. After review, including consultation with legal counsel, management believes that the liabilities, if any, that may arise from these actions, would not materially affect the consolidated financial position or results of operations of the Company.

NOTE 11 — EMPLOYEE PROFIT-SHARING PLAN

The Acorn US and Direct divisions sponsor a 401(k) plan. Employees are eligible to participate in the plan the first day of the month following the date of hire. The Company matches 100 percent of employee contributions up to 3 percent of compensation and 50 percent of employee contributions between 3 percent and 5 percent of compensation. The Acorn UK and Australia divisions sponsor a plan that contributes 7 and 9 percent, respectively, to employees beginning one year after the date of hire. The Company’s total contributions to its 401(k) and profit-sharing plans were $238,154, $251,072 and $225,206 for the years ending December 31, 2011, 2010 and 2009, respectively.

NOTE 12 — ACORN MEDIA GROUP NONQUALIFIED STOCK OPTIONS

The Company has made limited grants of non-qualified stock options to its employees. The Company has reserved 44,760 and 69,773 shares for the future issuance of stock options or other stock awards as of December 31, 2011 and 2010, respectively.

Stock options are generally granted with an exercise price at least equal to estimated fair value of the Company’s stock on the grant date as determined by the board of directors. Stock options generally vest immediately upon grant. The Company has the right to purchase stock acquired through the exercise of an option or stock acquired directly by employees, in the event of termination, resignation, death or disability. The purchase price is the book value in the first year of employment with the Company and the estimated fair value thereafter.

The Company classifies the estimated fair value of stock options for employees in their first year of employment as a liability because the repurchase price is other than fair value. The estimated fair value of the award is remeasured during the first year after the grant of an option or other stock award for employees in their first year of employment and any changes are recorded through income. Once an employee has reached their first anniversary of employment with the Company, the repurchase price then becomes fair value and the Company reclassifies the award as an equity award provided that the employee has been exposed to the risks and rewards of stock ownership for a reasonable period of time. The fair value of an equity award is classified within stockholders’ equity and is not subject to remeasurement.

The Company calculates the estimated fair value of the stock options using the Black-Scholes option pricing model. The Black-Scholes model requires the input of certain variables which involve judgment when there is no ready market for the stock option. Those variables include the expected term of the option, the

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 12 — ACORN MEDIA GROUP NONQUALIFIED STOCK OPTIONS  – (continued)

expected volatility of the underlying value of the stock, the expected dividend yield, if any, the risk free rates of return, and the fair value of the Company’s common stock. The Company has estimated the value of the underlying stock using estimates of overall market value for the Company. The expected term of the option is based upon an estimate of the period of time the option will be outstanding. The Company has estimated volatility of the value of the underlying stock by reference to historical price volatility of similar publicly traded companies over the expected term of the option. The risk-free rate has been estimated based upon the U.S. Treasury rate for a bond of equivalent duration over the expected term of the option. In the absence of a ready market, the board of directors of the Company estimates the value of the Company’s common stock by reference to any number of factors, including prices indicated in recent offers from third parties for the purchase of the Company’s equity, recent and current economic performance of the Company, the current economic environment and valuation metrics, if appropriate, of similar publicly traded companies.

The Company has made limited grants of stock options. The Company granted a single option to acquire 22,380 shares of stock in 2009. That option was subsequently forfeited in 2011 upon the employee’s termination. The Company granted no stock options in either 2010 or 2011. The Company granted a single option to acquire 22,380 shares to a new employee during the three month period ended March 31, 2012. The Company estimated the fair value of a single share of the Company’s common stock in connection with the 2009 stock option grant based upon multiples to commonly used valuation metrics, including revenues and profitability, and considering those same valuation metrics of publicly traded companies that the board of directors believed to be similar. The board of directors concluded that the fair value of a single share of the Company’s common stock at that time was approximately $82.07 per share. The Company estimated that the fair value of a single share of the Company’s common stock in connection with the 2012 stock option grant based primarily on the price indicated in the recent letters of intent from third parties to acquire 100 percent of the Company’s common stock, the most recent of which was made in December of 2011 and resulted in the transaction with RLJ Entertainment, Inc., described in Note 15 to these consolidated financial statements. The board of directors estimated that the fair value of a single share of the Company’s common stock at the time of the 2012 grant was approximately $78.17.

The remaining assumptions utilized for option grants during the year ended December 31, 2009 are as follows:

Expected volatility	48.4%
Expected life (years)	3.00
Risk-free interest rate	1.43%
Expected dividend yield	0%

The assumptions utilized for option grants during the three month period ended March 31, 2012 are as follows:

Expected volatility	50.14%
Expected life (years)	3.00
Risk-free interest rate	0.31%
Expected dividend yield	0%

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 12 — ACORN MEDIA GROUP NONQUALIFIED STOCK OPTIONS  – (continued)

Stock option activity is summarized as follows:

	Stock Options	Weighted Average Exercise Price
Balance, January 1, 2009	123,217	$45.21
Granted	22,380	82.07
Forfeited	(49,077)	46.12
Balance, December 31, 2009	96,520	53.29
Forfeited	(26,747)	9.35
Balance, December 31, 2010	69,773	70.14
Forfeited	(25,013)	78.66
Balance, December 31, 2011	44,760	$65.37
Granted	22,380	78.17
Forfeited	0	0
Balance, March 31, 2012	67,140	$69.64

Stock based compensation expense for the three month periods ended March 31, 2012 and 2011 was $498,829 and $0, respectively. The weighted average grant date estimate of fair value for stock options granted was $22.29 for awards granted in the three month period ended March 31, 2012.

Stock-based compensation expense for the years ended December 31, 2011, 2010, and 2009 was $0, $0 and $529,276 respectively, and is included in general and administrative expenses in the accompanying consolidated statements of income. The weighted average grant date estimate of fair value for stock options granted was $23.65 for awards granted in 2009.

As of December 31, 2009, the Company recorded a stock-based compensation liability of $529,276, associated with stock options granted in 2009 that remained subject to repurchase at book value. In 2010, the Company reclassified the then carrying value of liability awards of $529,276 into stockholders’ equity as the employee had passed their first anniversary of employment and thereafter the repurchase price is the estimated fair value.

All stock options granted are fully vested as of March 31, 2012 and December 31, 2011, and accordingly, there is no unamortized compensation expense as of March 31, 2012 and December 31, 2011.

NOTE 13 — ACORN MEDIA UK STOCK OPTION AGREEMENT

On December 1, 2006, Acorn UK granted stock options to two employees exercisable into 4,000 shares of stock in Acorn US with an exercise price of $69.48. The options vested immediately upon grant and expire December 1, 2016. All related compensation expensed was recorded in 2006. The options outstanding at December 31, 2011 and 2010, have a weighted average remaining contractual life of 4.9 and 5.9 years, respectively.

NOTE 14 — RESTATEMENT

The Company has corrected for errors in the amounts previously presented as current and non-current royalty advances based upon the expected timing of sales and the period in which the royalty advance will be utilized. In addition, the Company had previously presented certain unpaid royalty commitments net of the

ACORN MEDIA GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2012 and for the
three month periods ended March 31, 2012 and 2011 is unaudited)

NOTE 14 — RESTATEMENT  – (continued)

related royalty advance asset. The Company has corrected for errors in the recording of such amounts by now presenting the amount of the unpaid minimum royalty commitment and the related royalty advance asset without netting.

The effect of these corrections had no impact on previously reported consolidated income from operations, net income, stockholders’ equity or cash flows for any period presented. The effect of these corrections as of December 31, 2011 and 2010 is summarized below.

	2011		2010
	As Presented	As Restated	As Presented	As Restated
Advance Royalties, current	$12,312,481	$6,933,600	$12,376,642	$6,420,000
Total current assets	$38,139,507	$32,760,626	$38,118,892	$32,162,250
Advance Royalties, non-current	$—	$10,367,706	$—	$11,190,443
Total assets	$47,713,817	$52,702,642	$47,224,576	$52,458,377
Accrued royalties	$4,338,191	$9,084,774	$4,636,929	$7,652,655
Total current liabilities	$17,886,747	$22,633,330	$19,415,625	$22,431,351
Accrued royalties, non-current	$—	$242,242	$—	$2,218,075
Total liabilities	$17,886,747	$22,875,572	$19,415,625	$24,649,426

NOTE 15 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and disclosure through April 12, 2012 the date the accompanying audited consolidated financial statements were available to be issued.

In March 2012, the Company entered into a stock purchase agreement (the “Stock Purchase”) with RLJ Acquisition, Inc. (“RLJ”) pursuant to which RLJ will acquire all the outstanding shares of the Company for a combination of cash and stock. The closing of the transaction is contingent upon certain future events.

In March 2012, the Company’s board of directors approved an additional bonus pool for senior management personnel to provide up to $750,000 in aggregate cash bonuses to be awarded at the discretion of the board of directors. In addition, the board of directors also approved the creation of a bonus pool for certain employees with stock options that have expired prior to exercise to provide for aggregate cash bonuses of up to $2,000,000 to be awarded at the discretion of the board of directors.

For the Company’s interim consolidated financial statements as of March 31, 2012 and for the three months then ended, the Company has evaluated events through June 22, 2012 the date the financial statements were available to be issued.

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

Board of Directors
Agatha Christie Limited

We have audited the accompanying financial statements of Agatha Christie Limited, which comprise the balance sheets as of 31 March, 2010 and 2011, and the related profit and loss accounts, cash flow statements and statements of total recognised gains and losses for the years then ended, and the related notes to the financial statements, which, as described in note 1 to the financial statements, have been prepared on the basis of applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). These financial statements are the responsibility of the Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agatha Christie Limited as of 31 March, 2010 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with United Kingdom Generally Accepted Accounting Practice.

Emphasis of matter

United Kingdom Generally Accepted Accounting Practice varies in certain significant respects from U.S. Generally Accepted Accounting Principles. Information relating to the nature and effect of such differences is presented in note 27 to the financial statements.

GRANT THORNTON UK LLP
Statutory Auditor
Chartered Accountants
London, United Kingdom
22 June 2012

AGATHA CHRISTIE LIMITED

Profit and loss account
for the years ended 31 March 2011 & 2010

	Note	Year ended 31 March 2011	Year ended 31 March 2010
		£000	£000
Turnover	2	13,276	17,287
Cost of sales		(7,437)	(10,473)
Gross profit		5,839	6,814
Administrative expenses		(1,871)	(1,638)
Operating profit		3,968	5,176
Other interest receivable and similar income	3	5	—
Interest payable and similar charges	4	(62)	(55)
Profit on ordinary activities before taxation		3,911	5,121
Tax on profit on ordinary activities	5	(934)	(1,446)
Profit on ordinary activities after taxation		2,977	3,675

The results for both periods represent the continuing activities of the Company.

There is no difference in the profit for the financial period as reported compared to an historical cost basis in either the current or previous period.

AGATHA CHRISTIE LIMITED

Balance sheet
at 31 March 2011 & 31 March 2010

	Notes	At 31 March 2011		At 31 March 2010
		£000	£000	£000	£000
Fixed assets
Intangible assets	7		1,672		1,673
Tangible assets	8		31		51
Film & TV related investments	9		10,884		12,372
			12,587		14,096
Current assets
Stock	10	169		16
Debtors	11	3,358		4,148
Cash at bank		1,979		569
		5,506		4,733
Creditors: amounts falling due within one year	12	(5,158)		(6,925)
Net current assets / (liabilities)			348		(2,192)
Total assets less current liabilities			12,935		11,904
Creditors: amounts falling due after one year	13		(3,223)		—
Provisions for liabilities	14		(1,041)		(1,460)
Net assets			8,671		10,444
Capital and reserves
Called up share capital	15		10		10
Profit and loss account	16		8,661		10,434
Shareholders’ funds	17		8,671		10,444

These financial statements were approved by the board of directors on 19 June 2012 and were signed on its behalf by:

M. Pritchard
Director

AGATHA CHRISTIE LIMITED

Cash flow statement
for the years ended 31 March 2011 & 2010

	Year ended 31 March 2011		Year ended 31 March 2010
	£000	£000	£000	£000
Net cash inflow from operating activities		13,773		18,674
Returns on investments and servicing of finance
Interest received	5		—
Interest paid	(51)		(44)
		(46)		(44)
Taxation		(1,158)		(1,764)
Capital expenditure and financial investment		(6,409)		(11,813)
Equity dividends paid		(4,750)		(5,193)
Net cash inflow/(outflow) before financing		1,410		(140)
Financing
New bank loans	—		1,263
Bank loans repaid	—		(3,533)
		—		(2,270)
Increase / (Decrease) in cash in the year		1,410		(2,410)

AGATHA CHRISTIE LIMITED

Statement of Total Recognised Gains and Losses
for the years ended 31 March 2011 & 2010

	Year ended 31 March 2011	Year ended 31 March 2010
	£000	£000
Profit for the financial year before restatement	2,977	3,675
Total recognised profit for the year	2,977	3,675
Prior year adjustment (note 25)	—	(343)
Total recognised gains since last report	2,977	3,332

AGATHA CHRISTIE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(forming part of the financial statements)

1 Accounting policies

Basis of preparation

The financial statements have been prepared in accordance with the financial reporting standards in the United Kingdom and under the historical cost accounting rules.

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the company’s financial statements.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling for the month of the transaction. Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the end of the period. All other exchange differences are dealt with through the profit and loss account.

Stocks

Stock and work in progress is held at the lower of cost and net realisable value.

Taxation

The charge for taxation is based on the profit for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Turnover

Turnover represents royalties and other income earned during the period (excluding VAT).

(a) Licensing Agreements

Contracted revenue from royalty contracts under a de minimus limit is recognised in the period the deal commences. Over this limit, contracted revenue is recognised by spreading income straight line over the term of the contract on a monthly basis starting with the month that the contract commences.

Royalty income in excess of the minimum contractual revenue is recognised in the period in which it is earned.

(b) Film & TV

Television and film income royalties are recognised as turnover when the programme is delivered to the broadcaster subject to the following criteria being met:

(i)	Contract signed by both parties;
(ii)	Contract has commenced; and
(iii)	Collection of licence fee is reasonably assured.

AGATHA CHRISTIE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(forming part of the financial statements)

1 Accounting policies  – (continued)

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, less depreciation. Depreciation is calculated so as to write off the costs, by equal instalments over their estimated useful lives. The only major category of tangible fixed assets is depreciated as follows:

Fixtures, fittings and office equipment - 2 – 5 years

Intangible assets

Trademarks are carried at cost and written off in equal annual instalments over their estimated useful life of 10 years.

Costs of acquiring copyrights are carried at cost and are written off evenly over the expected useful lives of the copyrights. As such, the costs incurred on the acquisition of the reversionary rights are being written off on a straight-line basis over the remaining period of copyright, to 2046. The Directors consider the remaining copyright period to be an appropriate estimate for the useful economic life of copyrights, even though this may exceed 20 years.

Film & TV related investments

Development costs are capitalised and transferred from current assets to assets under construction when a production agreement is signed by both parties or on commencement of principal photography, whichever is the earlier. Assets under construction are then transferred to Film and TV related investments on delivery of the master negative. Film and TV related investment costs are then amortised over the period that the investment is reasonably expected to generate revenues. The rates used are appropriate to the pattern of income expected from the sale of the programmes and films and any related character merchandising and other sales. The current amortisation period is based upon each asset’s useful economic life, no longer than 20 years. The company reviews the carrying amounts of the film and television related investments when there is an indication that those assets may have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than the carrying amount, the resulting impairment loss is recognised in the profit and loss account immediately.

2 Turnover

Turnover represents royalties on the sale of books, plays, fees and profit participations on the sale of film and television rights.

The turnover and pre-tax profit is attributable to one activity, the exploitation of literary works.

An analysis of turnover by geographical market is given below:

	Year ended 31 March 2011	Year ended 31 March 2010
	£000	£000
United Kingdom	10,361	13,565
Other European Community	1,444	1,645
Americas	1,254	1,641
Rest of World	217	436
	13,276	17,287

AGATHA CHRISTIE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(forming part of the financial statements)

3 Interest receivable and similar income

	Year ended 31 March 2011	Year ended 31 March 2010
	£000	£000
Interest receivable	5	—

4 Interest payable and similar charges

	Year ended 31 March 2011	Year ended 31 March 2010
	£000	£000
Interest payable to bank	62	55

5 Taxation

(a) Analysis of charge in period:

	Year ended 31 March 2011		Year ended 31 March 2010
	£000	£000	£000	£000
UK corporation tax
Current tax on income for the period	1,456		1,332
Adjustments in respect of prior periods	(96)		2
	1,360		1,334
Double taxation relief	(38)		(45)
Foreign tax	38		45
Total current tax charge		1,360		1,334
Deferred tax
Origination of timing differences	(322)		112
Effect of decreased tax rate on opening deferred tax position	(104)		—
Total deferred tax		(426)		112
Tax on profit on ordinary activities		934		1,446

(b) Factors affecting the tax charge for the period

The current tax charge for the period is higher than (2010: lower than) the standard rate of corporation tax in the UK of 28% (2010: 28%). The differences are explained below.

	2011	2010
	£000	£000
Profit on ordinary activities before tax	3,911	5,121
Current tax at 28% (2010: 28%)	1,095	1,434
Effects of:
Accelerated film asset relief	348	(107)
Intangible fixed asset amortisation	11	11
Capital allowances for period less than / (in excess of) amortisation	2	(6)
Adjustment to tax charges in respect of previous periods	(96)	2
Total current tax charge (see previous page)	1,360	1,334

(c) Factors affecting the future tax rate

The UK Government has announced a phased reduction in the main UK corporation tax rate from 28% to 23%, with the first 1% reduction taking effect from 1 April 2011 (and substantively enacted on 20 July 2010).

AGATHA CHRISTIE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(forming part of the financial statements)

5 Taxation  – (continued)

Deferred tax assets and liabilities are measured at the tax rate that is expected to apply to the period when the asset is realised or the liability is settled, based on the rates that have been enacted or substantively enacted at the balance sheet date. Therefore, at 31 March 2011, deferred tax assets and liabilities have been calculated based on a rate of 26%, where the temporary difference is expected to reverse after 1 April 2011.

No account will be taken of the remaining 3% reduction in tax rates until substantive enactment of these changes, however it is estimated that this will not have a material impact on the Company.

6 Dividends

The aggregate amount of dividends comprises:

	2011	2010
	£000	£000
Final dividends paid (see note 17)	4,750	5,193

7 Intangible assets

	Copyrights	Trademarks	Total
	£000	£000	£000
Cost
At beginning of year	3,396	414	3,810
Additions	20	59	79
At end of year	3,416	473	3,889
Amortisation
At beginning of year	1,939	198	2,137
Charged in year	41	39	80
At end of year	1,980	237	2,217
Net book value
At 31 March 2011	1,436	236	1,672
At 31 March 2010	1,457	216	1,673

AGATHA CHRISTIE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(forming part of the financial statements)

8 Tangible assets

Fixtures, fittings & office equipment
£000
Cost
At beginning of year	436
Additions	—
At end of year	436
Depreciation
At beginning of year	385
Charged in year	20
At end of year	405
Net book value
At 31 March 2011	31
At 31 March 2010	51

9 Film & TV related investments

	Film & TV	Other	Total
	£000	£000	£000
Cost
At beginning of year	79,540	416	79,956
Additions	5,741	—	5,741
At end of year	85,281	416	85,697
Amortisation
At beginning of year	67,369	215	67,584
Charge for year	7,192	37	7,229
At end of year	74,561	252	74,813
Net book value
At 31 March 2011	10,720	164	10,884
At 31 March 2010	12,171	201	12,372

10 Stock

	2011	2010
	£000	£000
Stock and work in progress	169	16

11 Debtors

	2011	2010
	£000	£000
Trade debtors	500	421
Other debtors	6	6
Amounts owed by parent undertaking (see note 22)	27	—
Amounts owed by group undertakings (see note 22)	86	—
Prepayments and accrued income	2,739	3,721
	3,358	4,148

AGATHA CHRISTIE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(forming part of the financial statements)

12 Creditors: amounts falling due within one year

	2011	2010
	£000	£000
Trade creditors	42	15
Other creditors including taxation and social security	188	99
Corporation tax payable	843	617
Accruals and deferred income	1,578	3,694
Bank loans	2,500	2,500
Amounts owed to group undertakings (see note 22)	7	—
	5,158	6,925

The Company’s maximum loan facilities amount to £3,300,000 at 31 March 2011 (2010: £3,300,000).

Bank loans are secured by a debenture over the assets of the company. Interest on bank loans is based on LIBOR, plus a margin or Base Rate plus a margin.

£2,500,000 of the bank loans were repaid after the year-end.

13 Creditors: amounts falling due after one year

	2011	2010
	£000	£000
Accruals and deferred income	3,223	—
	3,223	—

14 Provisions for liabilities

Deferred taxation
£000
At beginning of year	1,460
Charge to the profit and loss account for the year	(419)
At end of year	1,041

The provision for deferred taxation relates primarily to the differences between accumulated Film & TV investment amortisation and capital allowances.

15 Share capital

	2011	2010
	£	£
Authorised
4900 ‘A’ ordinary shares of £1 each	4,900	4,900
5100 ‘B’ ordinary shares of £1 each	5,100	5,100
	10,000	10,000
Allotted, called up and fully paid
4900 ‘A’ ordinary shares of £1 each	4,900	4,900
5100 ‘B’ ordinary shares of £1 each	5,100	5,100
	10,000	10,000

AGATHA CHRISTIE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(forming part of the financial statements)

15 Share capital  – (continued)

The Company has two types of issued share capital, ‘A’ shares and ‘B’ shares. ‘A’ and ‘B’ shareholders have the same rights as ordinary shareholders other than holders of ‘A’ shares appoint the Chairman of the Board, who has the casting vote in the event of a tie.

16 Reserves

Profit and loss
£000
At beginning of year	10,434
Profit on ordinary activities after taxation	2,977
Dividends	(4,750)
At end of year	8,661

17 Reconciliation of movement in shareholders’ funds

	2011	2010
	£000	£000
Profit on ordinary activities after taxation	2,977	3,675
Less: dividends (see note 6)	(4,750)	(5,193)
Net deduction from shareholders’ funds	(1,773)	(1,518)
Prior year adjustment (see note 25)	—	(343)
Opening shareholders’ funds	10,444	12,305
Closing shareholders’ funds	8,671	10,444

18 Reconciliation of operating profit to net cash flow from operating activities

	Year ended 31 March 2011	Year ended 31 March 2010
	£000	£000
Operating profit	3,968	5,176
Amortisation of intangible assets	80	75
Amortisation of Film & TV related investments	7,229	10,138
Depreciation of tangible assets	20	18
(Increase) / decrease in stock	(147)	(199)
Decrease / (Increase) in debtors	801	3,470
Increase / (decrease) in creditors	1,822	(4)
Net cash inflow from operating activities	13,773	18,674

19 Capital expenditure

	Year ended 31 March 2011	Year ended 31 March 2010
	£000	£000
Payments to acquire intangible fixed assets	79	71
Payments to acquire tangible fixed assets	—	24
Payments to produce Film & TV and other related Investments	6,330	11,718
	6,409	11,813

AGATHA CHRISTIE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(forming part of the financial statements)

20 Reconciliation of net cash flow to movement in net debt

	Year ended 31 March 2011	Year ended 31 March 2010
	£000	£000
Increase / (decrease) in cash in the period	1,410	(2,410)
New bank loans	—	(1,263)
Bank loans repaid	—	3,533
Change in net debt resulting from cash flows	1,410	(140)
Net debt at beginning of the period	(1,931)	(1,791)
Net debt at end of period	(521)	(1,931)

Details of the Company’s borrowings are found in note 12.

21 Analysis of changes in net debt

	At 1 April 2010	Cash Flows	At 31 March 2011
	£000	£000	£000
Cash in hand, and at bank	569	1,410	1,979
Bank loan	(2,500)	—	(2,500)
Total	(1,931)	1,410	(521)

22 Related party transactions

During the year the following related party transactions occurred: -

1.	Total costs of £1,213,000 were recharged to the Company by Chorion (IP) Limited, which was a fellow subsidiary undertaking (2010: £1,217,000).
2.	The Chorion group operates inter-company accounts for balances owing between subsidiaries and the parent Company for general operating expenses.

The Company balances at 31 March 2011 were:

	2011	2010
	£000	£000
Chorion (IP) Ltd	27	—
Chorion Rights Ltd	(7)	—
Chorion Music Ltd	86	—
3.	Agatha Christie Limited bought USD 20,000 in June 2010, and sold USD 200,000 in October 2010 and USD 300,000 in January 2011 to group companies all at the prevailing market exchange rate.

23 Capital commitments

At 31 March 2011 the Company had capital commitments of £nil (2010: £8,459,000) for which no provision has been made.

24 Contingent liabilities

At 31 March 2011 the Company did not have any material contingent liabilities (2010: £nil).

25 Prior year adjustments

Following a review of revenue recognition policies in the year ended 31 March 2010, the Directors decided to change the income recognition policy for license agreements to more accurately reflect the income flows from

AGATHA CHRISTIE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(forming part of the financial statements)

25 Prior year adjustments  – (continued)

those agreements. This resulted in an adjustment of £343,000 to comparative figures for the period ended 31March 2009 and the opening reserves as at 1 April 2010.

26 Immediate and ultimate parent undertaking

Until 29 February 2012, the company’s immediate parent undertaking was Chorion (IP) Ltd. On the 29February 2012 Chorion (IP) Ltd sold its shares and from that date the Company’s immediate parent undertaking is Acorn Productions Ltd, and the ultimate parent undertaking is Acorn Media Group, Inc.

27 US GAAP footnote

The accompanying financial statements have been prepared in accordance with UK Accounting Standards and applicable law (UK GAAP). In terms of the Company’s transactions and its financial reporting, certain accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP) as follows.

A tabular reconciliation of profit on ordinary activities after taxation for each of the years ended March 31, 2011 and 2010 is as follows:

	2011	2010
	£000	£000
Profit on ordinary activities after taxation, as shown in financial statements	2,977	3,675
Expensing of start-up costs, before taxation	(153)	—
Tax benefit from expensing start-up costs	40	—
Tax (provision) benefit from amortization of step-up of intangible assets acquired in 2002	(29)	11
Net Income, according to US GAAP	2,835	3,686

The 2011 net provision resulting from amortization of intangibles is primarily due to the change in assumed tax rate from 28% to 26%.

Under US GAAP, contingent upon certain circumstances, uncertain tax positions are recognized in the financial statements earlier than they are under UK GAAP. Further, under US GAAP, when intangibles are amortized for book purposes, and not for tax purposes, the amortization expense gives rise to a deferred tax asset. Under UK GAAP, non-deductible amortization expense is treated as a permanent timing difference not giving rise to a deferred tax asset.

Start-up costs are expensed as incurred under US GAAP, while under UK GAAP certain start-up costs are capitalized and amortized over a corresponding future estimated cash flow stream. There is also a corresponding tax affect related to the expensing of start-up costs for book purposes but not for tax purposes, which gives rise to a deferred tax asset.

AGATHA CHRISTIE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(forming part of the financial statements)

27 US GAAP footnote  – (continued)

A tabular reconciliation of amounts reported in the balance sheets as of March 31, 2011 and 2010 is as follows:

As of March 31, 2011	As Reported	Adjustment	US GAAP Amounts
	£000	£000	£000
Film & TV related Investments	10,884	(153)	10,731
Total fixed assets	12,587	(153)	12,434
Total assets less current liabilities	11,480	(153)	11,327
Provisions for liabilities	(1,041)	502	(539)
Net Assets	8,671	349	8,322
Profit and loss account	8,661	349	8,312
Shareholders’ funds	8,671	349	8,322

As of March 31, 2010	As Reported	Adjustment	US GAAP Amounts
	£000	£000	£000
Provisions for liabilities	(1,460)	491	(969)
Net Assets	10,444	491	9,953
Profit and loss account	10,434	491	9,943
Shareholders’ funds	10,444	491	9,953

The 2010 adjustment to provision for liabilities includes (1) the recognition of a deferred tax asset of £531,000 related to cumulative non-deductible amortization expense recorded as of April 1, 2009 on copyrights incurred prior to April 2002, (2) a tax liability accrual of £51,000 as of April 1, 2009 related to an uncertain tax position taken in 2008, and (3) the above 2010 profit and loss taxation adjustment of £11,000.

The 2011 adjustment to provision for liabilities is as a result of the adjustments to 2010 and the above 2011 profit and loss taxation adjustment.

The above reconciling differences would not have an impact on how cash flows are reported under US GAAP as all items would be included within net cash flows from operating activities. However, there are several differences as to how cash flows are reported under UK GAAP compared to US GAAP.

AGATHA CHRISTIE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(forming part of the financial statements)

27 US GAAP footnote  – (continued)

Differences in how cash flows are presented under UK GAAP and US GAAP, in terms of company specific transactions, are as follows:

	FY 2011	FY 2010
	£000	£000
• Production payments incurred were included in capital expenditures as opposed to operating cash flows	6,330	11,718
• Equity dividends paid would be added with financing payments to arrive at cash flows from financing activities	4,750	5,193
• Taxation paid would be included with cash flows from operating activities	1,158	1,764
• Interest received and (paid), net would be included with cash flow from operating activities	(46)	(44)

Under US GAAP, for the year ended March 31, 2011, the above adjustments would have resulted in net cash provided by operating activities of £6,239,000, which was computed by taking the amount reported under UK GAAP and reducing that amount for the above production, taxation, and net interest payments. Cash flows used in investing activities would have been limited to the £79,000 of expenditures for intangible assets and tangible fixed assets. Cash flows used in financing activities would have been the dividends of £4,750,000 paid to shareholders.

Under US GAAP, for the year ended March 31, 2010, the above adjustments would have resulted in net cash provided by operating activities of £5,148,000, which was computed by taking the amount reported under UK GAAP and reducing that amount for the above production, taxation, and net interest payments. Cash flows used in investing activities would have been limited to the £95,000 of expenditures for intangible assets and tangible fixed assets. Cash flows used in financing activities would have been £7,463,000, which would have included dividends of £5,193,000 paid to shareholders and net financing activity of £2,270,000 reported under UK GAAP.

Agatha Christie Limited

Unaudited financial statements
Year ended 31 March 2012

Profit and loss account
for the year ended 31 March 2012 (unaudited)

	Note	Year ended 31 March 2012
		£000
Turnover	2	6,868
Cost of sales		(1,730)
Gross profit		5,138
Administrative expenses		(1,423)
Operating profit		3,715
Other interest receivable and similar income	6	3
Interest payable and similar charges	7	(18)
Profit on ordinary activities before taxation	3	3,700
Tax on profit on ordinary activities	8	(910)
Profit on ordinary activities after taxation		2,790

The results represent the continuing activities of the Company.

There is no difference in the profit for the financial period as reported compared to an historical cost basis in either the current or previous period.

Balance sheet
at 31 March 2012 (unaudited)

	Notes	At 31 March 2012
		£000	£000
Fixed assets
Intangible assets	10		1,643
Tangible assets	11		23
Film & TV related investments	12		9,432
			11,098
Current assets
Stock	13	123
Debtors	14	2,980
Cash at bank		2,858
		5,961
Creditors: amounts falling due within one year	15	(2,362)
Net current liabilities			3,599
Total assets less current liabilities			14,697
Creditors: amounts falling due after one year	16		(5,777)
Provisions for liabilities	17		(709)
Net assets			8,211
Capital and reserves
Called up share capital	18		10
Profit and loss account	19		8,201
Shareholders’ funds	20		8,211

Cash flow statement
for the year ended 31 March 2012 (unaudited)

	Note	Year ended 31 March 2012
		£000	£000
Net cash inflow from operating activities	21		7,636
Returns on investments and servicing of finance
Interest received		3
Interest paid		(18)
			(15)
Taxation			(910)
Capital expenditure and financial investment	22		(82)
Equity dividends paid	9		(3,250)
Net cash inflow/(outflow) before financing			3,379
Financing
Bank loans repaid	23		(2,500)
Increase in cash in the year	23		879

Statement of Total Recognised Gains and Losses
for the year ended 31 March 2012 (unaudited)

Year ended 31 March 2012
£000
Profit for the financial year	2,790
Total recognised profit for the year	2,790
Total recognised gains since last report	2,790

Notes (unaudited)

(forming part of the financial statements)

1	Accounting policies

Basis of preparation

The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules.

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the company’s financial statements.

The directors have reviewed cash flow projections for the Company for the period to the 31 March 2013. Taking these projections and the Company’s available facilities into account, the Directors have a reasonable expectation that the company has sufficient resources to continue to trade for the foreseeable future. Thus they continue to adopt the going concern basis in preparing the annual financial statements.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling for the month of the transaction. Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the end of the period. All other exchange differences are dealt with through the profit and loss account.

Stocks

Stock and work in progress is held at the lower of cost and net realisable value.

Taxation

The charge for taxation is based on the profit for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Turnover

Turnover represents royalties and other income earned during the period (excluding VAT).

(a) Licensing Agreements

Contracted revenue from royalty contracts under a de minimus limit is recognised in the period the deal commences. Over this limit, contracted revenue is recognised by spreading income straight line over the term of the contract on a monthly basis starting with the month that the contract commences.

Royalty income in excess of the minimum contractual revenue is recognised in the period in which it is earned.

(b) Film & TV

Television and film income royalties are recognised as turnover when the programme is delivered to the broadcaster subject to the following criteria being met:

(i) Contract signed by both parties;

(ii) Contract has commenced; and

(iii) Collection of licence fee is reasonably assured.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Notes (unaudited)

(forming part of the financial statements)

1	Accounting policies – (continued)

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, less depreciation. Depreciation is calculated so as to write off the costs, by equal instalments over their estimated useful lives. The only major category of tangible fixed assets is depreciated as follows:

Fixtures, fittings and office equipment            –            2 – 5 years

Intangible assets

Trademarks are carried at cost and written off in equal annual instalments over their estimated useful life of 10 years.

Costs of acquiring copyrights are carried at cost and are written off evenly over the expected useful lives of the copyrights. As such, the costs incurred on the acquisition of the reversionary rights are being written off on a straight-line basis over the remaining period of copyright, to 2046. The Directors consider the remaining copyright period to be an appropriate estimate for the useful economic life of copyrights, even though this may exceed 20 years.

Film & TV related investments

Development costs are capitalised and transferred from current assets to assets under construction when a production agreement is signed by both parties or on commencement of principal photography, whichever is the earlier. Assets under construction are then transferred to Film and TV related investments on delivery of the master negative. Film and TV related investment costs are then amortised over the period that the investment is reasonably expected to generate revenues. The rates used are appropriate to the pattern of income expected from the sale of the programmes and films and any related character merchandising and other sales. The current amortisation period is based upon each assets useful economic life, no longer than 20 years.

2	Turnover

Turnover represents royalties on the sale of books, plays, fees and profit participations on the sale of film and television rights.

The turnover and pre-tax profit is attributable to one activity, the exploitation of literary works.

An analysis of turnover by geographical market is given below:

Year ended 31 March 2012
£000
United Kingdom	3,862
Other European Community	1,735
Americas	533
Rest of World	738
6,868

Notes (unaudited)

(forming part of the financial statements)

3	Profit on ordinary activities before taxation

Year ended 31 March 2012
£000
Profit on ordinary activities before taxationis stated after charging:
Grant Thornton UK LLP remuneration for audit work	30
Depreciation of tangible assets	10
Amortisation of intangible assets	41
Amortisation of Film & TV related investments	1,478
Exchange rate losses	102

Year ended 31 March 2012
£000
Amounts receivable by auditors and their associates in respect of:
Audit of financial statements pursuant to legislation	30
For other accounting services	10
4	Staff numbers and costs

All staff are employed by a fellow subsidiary undertaking. Staff costs to February 2012 recharged by Chorion (IP) Limited £266,000 and for March 2012 by Acorn Productions Ltd £42,000 during the period amounted to a total of £308,000.

5	Remuneration of directors

Directors’ emoluments in respect of services to the Company were recharged to the Company from a fellow subsidiary undertaking as follows:

Year ended 31 March 2012
£000
Directors’ emoluments	169
Company contributions to money purchase pension schemes	—
169

No directors received contributions to money purchase pension schemes during the period in respect of the Company.

For the period to 29th February 2012 the emoluments of the directors of Planet Acquisitions Holdings Limited were disclosed in the Planet Acquisitions Holdings Limited accounts.

Notes (unaudited)

(forming part of the financial statements)

6	Interest receivable and similar income

Year ended 31 March 2012
£000
Interest receivable	3
7	Interest payable and similar charges

Year ended 31 March 2012
£000
Interest payable to bank	18
8	Taxation

Year ended 31 March 2012
£000
Tax on profit on ordinary activities	910
9	Dividends

The aggregate amount of dividends comprises:

2012
£000
Final dividends paid (see note 20)	3,250
10	Intangible assets

	Copyrights	Trademarks	Total
	£000	£000	£000
Cost
At beginning of year	3,416	473	3,889
Additions	50	4	54
At end of year	3,466	477	3,943
Amortisation
At beginning of year	1,980	237	2,217
Charged in year	41	42	83
At end of year	2,021	279	2,300
Net book value
At 31 March 2012	1,445	198	1,643

Notes (unaudited)

(forming part of the financial statements)

11	Tangible assets

Fixtures, fittings & office equipment
£000
Cost
At beginning of year	436
Additions	2
At end of year	438
Depreciation
At beginning of year	405
Charged in year	10
At end of year	415
Net book value
At 31 March 2012	23
12	Film & TV related investments

	Film & TV	Other	Total
	£000	£000	£000
Cost
At beginning of year	85,281	416	85,697
Additions	26	—	26
At end of year	85,307	416	85,723
Amortisation
At beginning of year	74,561	252	74,813
Charge for year	1,452	26	1,478
At end of year	76,013	278	76,290
Net book value
At 31 March 2012	9,294	138	9,432
13	Stock

2012
£000
Stock and work in progress	123x

Notes (unaudited)

(forming part of the financial statements)

14	Debtors

2012
£000
Trade debtors	1,038
Other debtors	—
Amounts owed by group undertakings (see note 25)	15
Prepayments and accrued income	1,927
2,980
15	Creditors: amounts falling due within one year

2012
£000
Trade creditors	2
Other creditors including taxation and social security	50
Corporation tax payable	730
Accruals and deferred income	1,580
Bank loans	—
Amounts owed to group undertakings (see note 25)	—
2,362

The Company’s maximum loan facilities amount to nil at 31 March 2012.

£2,500,000 of bank loans were repaid during the year.

16	Creditors: amounts falling due after one year

2012
£000
Accruals and deferred income	5,777
5,777
17	Provisions for liabilities

Deferred taxation
£000
At beginning of year	1,041
Charge to the profit and loss account for the year	(332)
At end of year	709

The provision for deferred taxation relates primarily to the differences between accumulated Film & TV investment amortisation and capital allowances.

Notes (unaudited)

(forming part of the financial statements)

18	Share capital

2012
£
Authorised
4900 ‘A’ ordinary shares of £1 each	4,900
5100 ‘B’ ordinary shares of £1 each	5,100
10,000
Allotted, called up and fully paid
4900 ‘A’ ordinary shares of £1 each	4,900
5100 ‘B’ ordinary shares of £1 each	5,100
10,000

The Company has two types of issued share capital, ‘A’ shares and ‘B’ shares. ‘A’ and ‘B’ shareholders have the same rights as ordinary shareholders other than holders of ‘A’ shares appoint the Chairman of the Board, who has the casting vote in the event of a tie.

19	Reserves

Profit and loss
£000
At beginning of year	8,661
Profit on ordinary activities after taxation	2,790
Dividends	(3,250)
At end of year	8,201
20	Reconciliation of movement in shareholders’ funds

2012
£000
Profit on ordinary activities after taxation	2,790
Less: dividends (see note 9)	(3,250)
Net deduction from shareholders’ funds	(460)
Opening shareholders’ funds	8,671
Closing shareholders’ funds	8,211

Notes (unaudited)

(forming part of the financial statements)

21	Reconciliation of operating profit to net cash flow from operating activities

Year ended 31 March 2012
£000
Operating profit	3,713
Amortisation of intangible assets	83
Amortisation of Film & TV related investments	1,479
Depreciation of tangible assets	10
(Increase) / decrease in stock	46
Decrease / (Increase) in debtors	378
Increase / (decrease) in creditors	1,927
Net cash inflow from operating activities	7,636
22	Capital expenditure

Year ended 31 March 2012
£000
Payments to acquire intangible fixed assets	54
Payments to acquire tangible fixed assets	2
Investments	26
82
23	Reconciliation of net cash flow to movement in net funds/(debt)

Year ended 31 March 2012
£000
Increase / (decrease) in cash in the period	879
Bank loans repaid	2,500
Change in net debt resulting from cash flows	3,379
Net debt at beginning of the period	(521)
Net funds/(debt) at end of period	2,858

Details of the Company’s borrowings are found in note 15.

Notes (unaudited)

(forming part of the financial statements)

24	Analysis of changes in net funds/(debt)

	At 1 April 2011	Cash Flows	At 31 March 2012
	£000	£000	£000
Cash in hand, and at bank	1,979	879	2,858
Bank loan	(2,500)	2,500	—
Total	(521)	3,379	2,858
25	Related party transactions

During the year the following related party transactions occurred: -

1.	The Company balances at 31 March 2012 were:-

2012
£000
Chorion (IP) Ltd	—
Chorion Rights Ltd	—
Chorion Music Ltd	—
Acorn Productions Ltd	15
26	Capital commitments

At 31 March 2012 the Company had capital commitments of £nil for which no provision has been made.

27	Contingent liabilities

At 31 March 2012 the Company did not have any material contingent liabilities.

28	Immediate and ultimate parent undertaking

The Company’s immediate parent undertaking is Acorn Productions Limited.

29	US GAAP footnote

The statements have been prepared in accordance with UK GAAP and management believes that there are no material variances in the restatement of these statements in accordance with US GAAP.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Officers and Directors.

New RLJ amended and restated articles of incorporation provide that all of the New RLJ’s directors, officers, employees and agents shall be entitled to be indemnified by New RLJ to the fullest extent permitted by Nevada law.

NRS 78.7502 concerning indemnification of officers, directors, employees and agents is set forth below.

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

1.  A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person:

(a)  Is not liable pursuant to NRS 78.138; or

(b)  Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful.

2.  A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person:

(a)  Is not liable pursuant to NRS 78.138; or

(b)  Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.  To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

Item 21. Exhibits and Financial Statements Schedules

(a)  Exhibits

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of April 1, 2012, by and between RLJ Acquisition, Inc. and Image Entertainment, Inc. (included as Annex A to the joint proxy statement/prospectus included in this registration statement)*
2.2	Stock Purchase Agreement, dated as of April 2, 2012, by and among RLJ Acquisition, Inc., Acorn Media Group, Inc., the Shareholders of Acorn Media Group, Inc., and Peter Edwards, as the Shareholder Representative (included as Annex C to the joint proxy statement/prospectus included in this registration statement)*
3.1	Form of Amended and Restated Articles of Incorporation of RLJ Entertainment, Inc. (included as Annex E to the joint proxy statement/prospectus included in this registration statement)*
3.2	Form of Bylaws of RLJ Entertainment, Inc. (included as Annex F to the joint proxy statement/prospectus included in this registration statement)*
4.1	Specimen Common Stock Certificate**
4.2	Specimen Warrant Certificate**
5.1	Form of Opinion of Greenberg Traurig LLP**
8.1	Form of Tax Opinion of Greenberg Traurig LLP**
8.2	Form of Tax Opinion of Perkins Coie LLP**
10.1	Preferred Stock Purchase Agreement, dated as of April 1, 2012, by and between RLJ Acquisition, Inc. and the holders of Series B Preferred Stock of Image Entertainment, Inc. (included as Annex B to the joint proxy statement/prospectus included in this registration statement)*
10.2	Joinder Agreement, dated as of April 10, 2012, by and among RLJ Entertainment, Inc., RLJ Acquisition, Inc., Image Entertainment, Inc., Acorn Media Group, Inc. and Peter Edwards, as the shareholder Representative***
10.3	RLJ Entertainment, Inc. 2012 Incentive Compensation Plan (included as Annex L to the joint proxy statement/prospectus included in this registration statement)*
10.4	Registration Rights Agreement, by and among RLJ Entertainment, Inc., JH Partners, LLC, as the investor representative, and the several investors listed on the signature page thereto**
21.1	List of Subsidiaries of RLJ Entertainment, Inc.*
23.1	Consent of Rothstein Kass, independent accountants for RLJ Acquisition, Inc.*
23.2	Consent of BDO USA, LLP, independent accountants for Image Entertainment, Inc.*
23.3	Consent of Baker Tilly Virchow Krause, LLP, independent accountants for Acorn Media Group, Inc.*
23.4	Consent of Grant Thornton UK, LLP, independent accountants for Agatha Christie Limited*
23.5	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)**
23.6	Consent of Greenberg Traurig, LLP (included in Exhibit 8.1)**
23.7	Consent of Perkins Coie LLP (included in Exhibit 8.2)**
24.1	Power of Attorney***
99.1	Fairness Opinion of Salem Partners LLC (included as Annex D to the joint proxy statement/prospectus included in this registration statement)***
99.2	Form of RLJ Acquisition, Inc. Proxy Card (included as Annex G to the joint proxy statement/prospectus included in this registration statement)*
99.3	Form of Image Entertainment, Inc. Proxy Card (included as Annex H to the joint proxy statement/prospectus included in this registration statement)*

Exhibit No.	Description of Exhibit
99.4	Consent of Theodore S. Green***
99.5	Consent of Peter Edwards***
99.6	Consent of Miguel Penella***
99.7	Consent of John W. Hyde***
99.8	Consent of Salem Partners LLC***
99.9	Salem Partners LLC Presentation to the Special Committee of the Board of Directors of Image Entertainment, Inc., dated March 29, 2012***

*	Filed herewith.
**	To be filed by an amendment.
***	Previously filed.

(b)  Financial Statement Schedules:

All schedules are omitted because the required information is either not present, not present in material amounts or presented within the consolidated financial statements included in the prospectus and are incorporated herein by reference.

Item 22. Undertakings.

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on the 19th day of July, 2012.

RLJ ENTERTAINMENT, INC.
By: /s/ H. Van Sinclair Name: H. Van Sinclair Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ H. Van Sinclair H. Van Sinclair	Chief Executive Officer and President (Principal executive officer)	July 19, 2012
/s/ Lisa W. Pickrum Lisa W. Pickrum	Chief Financial Officer (Principal financial and accounting officer)	July 19, 2012
* Robert L. Johnson	Chairman of the Board	July 19, 2012
* William S. Cohen	Director	July 19, 2012
* Mario J. Gabelli	Director	July 19, 2012
* Morris Goldfarb	Director	July 19, 2012
*By /s/ H. Van Sinclair H. Van Sinclair Attorney-in-Fact